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File N° 82-5065

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File N° 82-5065

Section 6. **Exhibit 30 : Updated version of Cap Gemini by-laws (April 16, 2008)** 30

File N° 82-5065

Exhibit 1.

Annual Report and Financial Statements for 2007

082-05065

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Annual Report 2007

ARIS
12-31-07



Reference Document
Annual Financial Report

CONTENTS

The English language version of this report is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate presentation of the original. However, in all matters of interpretation, views or opinions expressed in the original language version of the document in French take precedence over the translation.

BOARD OF DIRECTORS

Serge KAMPF, Chairman

Daniel BERNARD

Yann DELABRIÈRE

Jean-René FOURTOU

Paul HERMELIN, Chief Executive Officer

Michel JALABERT

Phil LASKAWY

Thierry de MONTBRIAL

Ruud van OMMEREN

Terry OZAN

Bruno ROGER

NON-VOTING DIRECTORS "CENSEURS"

Pierre HESSLER

Marcel ROULET

Geoff UNWIN

STATUTORY AUDITORS

PRICEWATERHOUSECOOPERS AUDIT
represented by Serge VILLEPELET

KPMG S.A.
represented by Frédéric QUÉLIN

FINANCIAL HIGHLIGHTS

CONSOLIDATED FINANCIAL STATEMENTS

in millions of euros	2004 (1)	2005	2006	**2007**
REVENUES	**6,235**	**6,954**	**7,700**	**8,703**
OPERATING EXPENSES	6,259	6,729	7,253	8,063
OPERATING MARGIN	(24)	225	447	640
% of revenues	(0.4%)	3.2%	5.8%	7.4%
OPERATING PROFIT/(LOSS)	(281)	214	334	493
% of revenues	(4.5%)	3.1%	4.3%	5.7%
PROFIT/(LOSS) FOR THE YEAR	**(534)**	**141**	**293**	**440**
% of revenues	(8.6%)	2.0%	3.8%	5.1%
EARNINGS/(LOSS) PER SHARE				
Number of shares at December 31	131,383,178	131,581,978	144,081,808	145,425,510
Earnings/(loss) per share at December 31 (in euro)	(4.07)	1.07	2.03	3.03
NET CASH AND CASH EQUIVALENTS AT DECEMBER 31	**285**	**904**	**1,632**	**889**
AVERAGE NUMBER OF EMPLOYEES	**57,387**	**59,734**	**64,013**	**79,213**
NUMBER OF EMPLOYEES AT DECEMBER 31	**59,324**	**61,036**	**67,889**	**83,508**

(1) Restated in accordance with IFRS.

THE CAPGEMINI GROUP

I – COMPANY HISTORY

Founded by Serge Kampf in Grenoble in 1967, Capgemini has grown to become one of the world's leading consulting and information technology service companies by driving a strategy of development and diversification that has combined both internal and external growth.

The Group has progressively extended its activities in Europe, in particular with the acquisition of Programator in Scandinavia, Hoskyns in the United Kingdom (1990), and Volmac in the Netherlands (1992).

At the same time, Capgemini has developed its management consulting activities with the acquisition of two American companies, United Research and Mac Group, in the early 90s, the German company, Gruber Titze & Partners, in 1993, followed by the French firm Bossard in 1997.

More recently, the acquisition of Ernst & Young Consulting (2000) strengthened the Group's global profile, significantly increasing its presence in North America and in a certain number of European countries.

The years 2001, 2002, 2003 and 2004 proved to be particularly difficult for the IT service sector and it became necessary to rebalance Capgemini's portfolio of activities in favor of two of its disciplines - local IT services and outsourcing.

The acquisition of Transiciel, at the end of 2003, enabled Capgemini to double the size of Sogeti, an entity formed in 2001 in the local professional services domain, and which contributed 16.2% to Group revenues in 2007. In the area of outsourcing, from 2004/2005 onwards, the Group reaped the rewards from the efforts undertaken to establish its presence both in Europe and in North America by winning a number of major contracts (HMRC, TXU, Schneider Electric).

In addition, Capgemini became the first European company to take the offshore route. Capgemini chose to set itself apart from its major rivals by proposing an "*à la carte*" system for the provision of its services. The system is modulated according to the requirements, the project envisaged and the specific culture of the particular client. This is the idea behind *Rightshore*™.

The Group's profile has therefore changed significantly in a few years, demonstrating an ability to respond to the new challenges arising in the IT services and consulting industries. The 2006 results had evidenced growth and profitability trends for the Group as seen in the dynamism of its disciplines, strengthened by its sector expertise. The audited results of 2007 show net profit of 440 million euros and revenues of 8.7 billion euros, thus up by 13% compared with 2006 at constant scope and exchange rates. Moreover, the successful integration of Kanbay and Software Architects clearly demonstrate the reality of the Group's acquisition policy.

II – THE CAPGEMINI DISCIPLINES

A - One mission, four disciplines

Present in thirty-two countries and with a workforce of 83,508 the Capgemini mission is to help its clients to transform in order to improve their performance. For this purpose, an integrated service offering, comprised of sector expertise and specific disciplines, is proposed to them accordingly.

The four Capgemini disciplines are:

- **Consulting Services (CS)**: helping our clients to identify, structure and execute their transformation projects, for a long-lasting impact on their growth and competitive edge.
- **Technology Services (TS or Integration)**: formulating, developing and implementing all kinds of technical projects, from the very smallest to the very largest.
- **Outsourcing Services (OS)**: assisting our clients in complete or partial outsourcing of their information technology systems and other closely-related activities.
- **Local Professional Services (Sogeti or LPS)**: offering a range of information technology services adapted to local needs in terms of infrastructure, applications and engineering.

The Group generated revenues of 8.7 billion euros, in 2007, and offers a wide range of integrated services, organized around its four disciplines and sector expertise.

Each of the four business lines, comprising the Group's service offering, exists as an autonomous unit with its own objectives, business models and recruitment processes. By combining the expertise of these units, integrated transformation services can be offered to our clients. Hence, the Group's key strength lies in knowing how to interlink its multiple skills in order to respond to projects requiring a crosswise approach, thereby satisfying the needs of clients seeking commitment to the achievement of measurable, sustainable results.

Capgemini is independent from any software publisher or hardware manufacturer. In an effort to provide our clients with the best products and know-how, the Group has formed a network of strategic alliances and partnerships. This enables us to freely and knowingly select and deliver reliable solutions, precisely tailored to each and every client's needs. Capgemini is also able to deliver services in the location which best serves the interests of its clients

– in terms of quality, cost and access to the best expertise –.

Dubbed *Rightshore™*, this approach improves productivity and gives added value to services. Lastly, Capgemini relationships are built on solid foundations of collaboration. The Collaborative Business Experience (CBE) is the Group trademark. And the way in which results are achieved count just as much as the results themselves, because client satisfaction is the number one criteria in measuring success.

A fast-evolving market has driven the Group to set up an ambitious and demanding program for its transformation, development and conquest called I³. Launched at the end of 2006, the I³ program aims to support the Group's evolution towards seamless delivery models and has been organized under three headings: Industrialization, Innovation and Intimacy.

Mission and vision of the Capgemini Group

- **Our mission**: Enabling Transformation. Capgemini enables its clients to transform and perform through technologies.
- **Our vision**: Enabling Freedom. Capgemini will lead the way by providing clients with insights and capabilities that boost their freedom to achieve superior results.

B - Consulting Services

The acceleration in growth recorded for 2007 was underpinned by an organization focused on a few key sectors, in addition to the service excellence and worldwide presence of its consultants.

Background. *«2007 was the best year in the decade for consulting services»*, according to the experts from French research firm Pierre Audoin Consultants (PAC). An extremely favorable economic climate in 2007 encouraged companies to develop global-scale strategies, to undertake acquisitions, and to rethink and restructure their core processes. This has led to a sustained demand for consulting services in the areas of business strategy, organization and transformation. Likewise, an abundance of transformation programs has been implemented for public services in Europe. Both public and private organizations now require multi-disciplinary teams, comprised of the top experts in each field, and previous international experience is particularly appreciated. *«In exchange, clients are prepared to accept higher rates and to expand the scope of their contracts»*, note the PAC consultants.

Taking stock of 2007. *«The general sales trend, particularly in the second half of the year, was very positive»*, according to Antonio Schnieder, Director, in charge of Group Global Coordination Consulting. *«We were particularly successful in the business transformation segment thanks to the roll-out of our Transformation Consulting 21 program»*. In general, the scale of Consulting contracts increased in 2007, compared with 2006, and involved more consultants from a variety of backgrounds, both geographically and in terms of Group disciplines. For clients in telecommunications, for example, 54% of Capgemini's consultants performed assignments outside their home countries. Likewise, French savings bank Caisse d'Epargne engaged a cross-disciplinary team to deliver both Consulting and Technology services for the transformation of its IT systems, a project amounting to 60 million. The drive towards industrialization within the framework of the i3 program is also present in the Consulting discipline, as demonstrated by the creation of a powerful center in India to provide research and to analyze the appropriate market data in order to gain business insight.

Prospects for 2008. *«Our main priority is to step up the development of the strategic consulting business. Indeed, it is essential for Capgemini to be at the source of the decision-making process in order to grasp fully and to anticipate those organizational changes that will influence a client's IT systems in the future»*, explains Antonio Schnieder.

C - Technology Services

The performance of Technology Services (TS or Integration) is built upon its three assets: industrialization capacity, strength of innovation and the mobilization of its resources for major contracts.

Background. In a buoyant economic environment, 2007 was characterized by three major trends. First of all, many transformation projects requiring innovation were launched. These relate, in particular, to the European Union's SEPA program for the harmonization of payments in Europe; the implementation of quadruple play services in telecommunications; and the continuing modernization programs for public administration. Secondly, in industry, the demand for integrated SAP and Oracle management software remained very high. Lastly, the industrialization of services and recourse to offshore are now considered favorably by the market.

Taking stock of 2007. *«We recorded 11% growth in our revenues, in 2007, and our operating margin was 8.9%, compared with 7.5% in 2006»*, announced Philippe Donche-Gay, in charge of Technical Services Global Coordination. This performance can be explained by three principal factors: the winning of major contracts in this discipline, project input from the other Group disciplines and the increasing recourse to RightshoreTM. The two-year overhaul of the IT system of the US telecoms operator, FairPoint, is a typical example of a contract containing each of these three factors. This contract, in excess of 100 million euros and generated by the Consulting sector, mobilizes 500 employees, 350 of whom are in India.

Capgemini also launched in 2007 a major exercise designed to identify and select potentially lucrative markets, such as business information management, in which the Group envisages attaining annual growth of approximately 30% in the next few years. Skills management remains another key preoccupation, with an emphasis on systems architecture expertise – a highly valuable market commodity – and on the management of large-scale projects.

Prospects for 2008. «*Despite an uncertain economic outlook, we have seen no lessening in demand as 2007 came to an end*», observes Philippe Donche-Gay. Systematic recourse to *Rightshore*™ in project production, leadership in the business information management segment and signing some major contracts are the main items on the road map for 2008.

D - Local Professional Services

The relevancy of Sogeti's service offering and its policy of targeting large alliances, combined with the development of offshore in India, underlie its exceptional 2007 results.

Background. In a generally favorable economic climate, all companies are faced with the daily challenge of striving for excellence in production, logistics and customer relations and in building and operating their IT systems accordingly. The already fierce competition between Western corporations has now spread into a global arena where newcomers, from the emerging countries, are causing price squeezes. «*Widespread low prices are pressuring operating expenditure considerably, and IT expenditure in particular*», notes Luc-François Salvador, Sogeti's CEO. «*IT managers have to take these cost issues into account since they have to produce the same results, year after year, but on a lower budget*».

Taking stock of 2007. «*Although 2006 was an excellent year, 2007 could be dubbed 'exceptional*», continues Luc-François Salvador. «*Once again, we posted double-digit growth in revenues and profitability and this statement is valid for all the Sogeti entities. A special mention goes to the United States, however, for its successful integration of Software Architects, and to Scandinavia and the Netherlands*».
Key to this performance was the success of application testing, with its revenues up by over 40%. Now one of the top-ranking companies in this activity, Sogeti has established a center in India where 500 employees work mainly on application testing. The firm's growth also springs from its close technology alliances with Microsoft and IBM, enabling it to provide a comprehensive range of high-performance tools for upgrading IT systems. The Total Group was convinced by Sogeti's proposal and has signed a contract to reconfigure its workstations.

Prospects for 2008. In order to pursue this growth trend and to improve profitability even further, Sogeti is banking, in particular, on the doubling of its workforce in India according to the orientations set out in the i3 transformation program. «*We would like to invest in a big way in high-tech consulting too, with the aim of having 250 engineers in India by the end of 2008*», concludes Luc-François Salvador. «*The huge added value of this business line strengthens our global technology positioning as far as our clients are concerned*».

E - Outsourcing Services

Europe was the growth driver in this discipline in 2007. The rationalization drive finally bore fruit so that contracts were expanded at a record-breaking rate.

Background. The worldwide outsourcing market has maintained its growth - 195 billion in 2007 excluding BPO - albeit slightly below 2006 according to the French firm Pierre Audoin Consultants (PAC). Outsourcing is still the top IT services segment in terms of volume but the playing field has changed considerably in terms of types of services and forms of contracts. Companies capitalize on periods of growth in order to quicken their transformation and, to support these changes, outsourcing contracts often include both consulting and technology services. Moreover, clients are now looking for smaller-scale, five-year commitments rather than the once-traditional ten-year deals, so that the trend towards multi-sourcing is growing. «*We have observed that, when trust is firmly established between client and service provider, there is a tendency for tacit renewal*», state the PAC analysts.

Taking stock of 2007. «*It was a good year since we met or exceeded our budgetary objectives in terms of orders, revenue, margin and headcount, and we have concluded our Margin Acceleration Program some twelve months ahead of schedule*», explains Paul Spence, Director of the Group's Outsourcing Services (OS).
In order to meet these targets, Capgemini pursued the industrialization of its outsourcing activities under its i3 transformation program. The Group has also increased its delivery capabilities in India, Poland and China by near to 2 000 extra employees i.e. approximately 10% of the resources dedicated to this discipline. In addition, the organizational structure was reinforced around the accounts considered to be strategic in order to better understand, anticipate and respond to client needs. This has led to some major new contracts being signed in the United Kingdom and in the Netherlands. Capgemini also concluded some 20 contract extensions with major private and public organizations in the United States and Europe. «*These deals, which have reached unprecedented heights since the launch of outsourcing in 2001, create a virtuous circle of confidence for even further success*», says Paul Spence.

Prospects for 2008. «*Overall, we intend to continue improving our operating margins in all our service lines in order to increase the aggregate*

margin for the discipline», adds Paul Spence. The priority in 2008 is to develop our mid-tier contracts.

III – THE CAPGEMINI SECTORS

A - The Public Sector

Tax and public security took primacy as growth drivers for the Public Sector in 2007. Client proximity and combined disciplines played a key role in this regard.

Background. Tax continued to spur demand while public security is beginning to flourish. Improvements in tax collection and the fight against tax fraud are still major issues in the West and are becoming so in Asia. China, for example, has set up its first transformation program, amounting to one billion euros. In the area of public security, reinforcement of border and domestic controls, with the implementation of biometric identity checks, are spawning large new projects.

Taking stock of 2007. *«I am pleased with the close collaboration that we have developed with our clients and the contacts made with our prospects»*, explains Stanislas Cozon, Capgemini's Director for the Public Sector. *«There are two good examples of this client proximity. One is the British tax and customs authorities (HMRC), which has signed an outsourcing contract extension leading up to 2017. The other is the four-year framework agreement – potentially for 100 million - signed with the Swedish tax authorities, after two years of close contact and support to the client in formulating its requirements. This is excellent proof of the know-how we have acquired through our work»*. The e-Borders contract was also signed on a basis of this proximity with client administrations. The consulting engagement - obtained with the Raytheon consortium - consisted in defining the systems architecture and processes for extended border control in the United Kingdom. Also in the UK, a 230 million contract was signed with the public organization in charge of further education, thereby mobilizing Consulting, Technology and Outsourcing resources. In the United States, Group teams have strengthened their positions at the Homeland Security department. In China, a consulting assignment has been obtained for the e-government of Shanghai's town hall. *«Demand for consulting and management services is on the upswing in the Chinese market as a whole»*, remarks Stanislas Cozon.

Prospects for 2008. The transformations that have occurred in the fast changing field of public procurement and its current successes may well mean that Capgemini acquires worldwide leadership in the tax field and becomes a key public security player in Europe. With this prospect in view, delivery of projects in India should increase due to the implementation of the I³ program, in particular. Finally, as Stanislas Cozon concludes: *«To help our development in the large cities, we are going to launch the Global City Leaders Forum next September, in Beijing, in order to encourage innovation and exchange»*.

B - Energy & Utilities & Chemicals Sector

Capgemini boosted its worldwide leadership in the sector, won its first contracts in China and brought into play some innovatory offers in oil, gas and utilities.

Background. Worldwide economic growth, driven by India and China, and the colossal energy needs of these two countries have caused a sharp and lasting hike in oil and gas prices. Furthermore, the tense geopolitical context and the scarcity of conventional oil constitute a threat in terms of overall energy supply. Against this backdrop, nuclear energy came back into the limelight with 30 power stations being built all over the world, and 290 others planned. Also, as recently observed in the latest issue of the Capgemini European Energy Markets Observatory, the liberalization of gas and electricity in the European Union on 1 July 2007 has not yet produced the competitive impetus expected.

Taking stock of 2007. *«This financial year was marked by over 25% sales growth»*, says Colette Lewiner, Group Director of Energy, Utilities & Chemicals. «These excellent results are the result of project successes in all our disciplines in Europe and in North America, our strengthened positions with our major clients, a significant breakthrough in China and the deployment of new Utilities solutions. In addition, our leadership in oil services has been consolidated with a large number of contracts in the United States, the United Kingdom and Norway». In China, the major nuclear (CGNPG) and oil (CNPC and CNOOC) players have called upon Capgemini to implement BPR (Business Process Reengineering) and integrated software packages. In North America, the smart meter offering was selected by two electricity companies, the Canadian Hydro One and the Californian, Sempra. In Europe, a large company signed up for an E-tailer project for more cost-effective client relations. Also, several large oil companies have been attracted by the Integrated Oil Field Operations. This performance, encouraged by the implementation of the I³ transformation program, has elevated Capgemini to prime position on the worldwide Utilities consulting market, according to US research firm Gartner.

Prospects for 2008. Capgemini will continue to develop its delivery center in India, with particular emphasis on the SAP for Utilities software package, and to produce tailor-made offers with the aim of strengthening its leadership. The Group will open an Excellence Center for the nuclear field. Consulting and project business should be fortified by the ongoing liberalization of the European Utilities market.

C - Financial Services Sector

Despite the crisis in the banking sector, the Group's new Financial Services entity, formed through the integration of Kanbay International, has been able to capitalize on dynamic markets.

Background. The brewing subprime mortgage crisis in the United States finally erupted at the close of the year, causing an earthquake in the banking sector all over the world. The consequent negative results announced by a large number of mainly American banks «*nevertheless had little impact on major IT expenditure*», concluded consultants from the French research firm Pierre Audoin Consultants (PAC). «The banking sector was even one of the top investors in IT systems». Obviously, some items of expenditure are incompressible regardless of the economic climate. These include IT and organizational compliance with regulations such as the SEPA, the MiFID or Basel II. The same is true of the rationalization of bank IT platforms and the emergence of new delivery models based on RightshoreTM services. «*The current tectonic movements could accelerate with the subprime crisis*», say PAC analysts.

Taking stock of 2007. The most significant event in 2007 for this sector was its reinforcement due to the creation, in April, of Capgemini's new global and integrated Financial Services organization. «*The efficiencies of the newly-augmented financial services were evident in the second half year since our revenues and profit margin have outstripped all the forecasts*», states Raymond Spencer, Group Director of Financial Services. More than thirty new clients in North America and in the United Kingdom have placed their trust in Capgemini's new Financial Services. The insurance segment posted growth in excess of 20%. In addition, several large contracts were signed with banks located in Continental Europe and past clients of Capgemini, using ex-Kanbay *Rightshore*™ services in India. Conversely, consulting assignments have been won with past clients of Kanbay. «*Each individual organization could not have sold these services separately*», asserts Raymond Spencer. «In this case, 'seamless service' takes on its full meaning».

Prospects for 2008. Retail banking, finance and insurance, which are the prime IT markets, are all weathering the stormy environment early in 2008. Demand for cost management and, more especially, risk management systems are particularly in demand in the finance segment.

D – Manufacturing, Retail & Distribution Sector

Buoyant worldwide consumption helped sustain the activity of this sector in 2007, driven as it was by a keen demand for innovation and industrialization.

Background. Buoyed by growing demand in the emerging markets and relatively stable demand in the West, manufacturers and consumers remained robust purchasers of raw materials, goods and services. In this favorable context for consumption, new Internet developments (Web 2.0, 3D display, etc.), offering greater interaction with the end client, generated sustained demand in the sector for innovative projects. The entire chain of operations, from design to payment and delivery, is indeed undergoing a profound transmutation. This has forced the protagonists in industry and in distribution to work in closer collaboration in order to propose more personalized products and services to the consumer. For example, certain car manufacturers can even offer clients the possibility of configuring their new car online.

Taking stock of 2007. The Manufacturing, Retail and Distribution sector saw its activity grow 9% compared to 2006, thus reaching 2.3 billion euros. The high demand for integrated management software along with Capgemini's acknowledged expertise account in no small measure for these excellent results. For example, the Dutch supermarket chain, Ahold, awarded the Group a major project combining Consulting and Technical Services for the optimization of its supply chain. Contracts of a similar nature were signed with the German manufacturer, Daimler, and the Dutch group, Philips. Successes with this type of client are built upon the capacity of Capgemini to mobilize international teams. «*We have stepped up our production capacity in India and China to better serve these major clients and we are continuing along this path*», says Bernard Helders, Group Director of Manufacturing, Retail and Distribution. Capgemini's innovation capabilities also play a decisive role. Companies that are looking to place the consumer at the heart of their strategy, in particular through micromarketing initiatives, are always on the look-out for innovative solutions. These solutions are based on technologies that are mature, such as customer relations management, or else emergent, such as RFID, Global Data Synchronization, Near Field Communication or Advanced Planning and Scheduling.

Prospects for 2008. The implementation of the I³ transformation program will allow Capgemini to propose ever more innovative solutions accompanied by a high degree of industrialization in project delivery. These positive contributions from the Group should encourage clients to continue investing in their IT systems.

E - Telecommunications, Media & Entertainment Sector

The convergence phenomenon continues to generate strong demand for consulting and IT services. Capgemini offers its clients its all-round expertise to meet their complex and constantly-evolving requirements.

Background. The telecommunications market sustained tectonic movements in three stratae. First of all, the Western market has reached such a state of maturity that telecom operators have had to find new growth opportunities. A prime example is the 11.1 million buyout, by British group Vodafone, of its Indian counterpart Hutchison Essar that led India to become its principal market. Secondly, major Internet players have decided to invest in the mobile phone market. Examples of this are the open-source mobile phone software developed by Google, which has now applied for a license to operate in the US, and the iPhone terminal launched by Apple on the basis of an unprecedented business model: the hardware company charges a share of the subscriber's bill to the operator. Thirdly, ongoing consolidation of land and mobile phone operators has been highlighted by the recent takeovers of Swedish company Tele2 by Vodafone and of French company Neuf Cegetel by SFR.

Taking stock of 2007. «*Capgemini's order books are filling up twice as fast as the overall market average. Movements in the sector have generated client needs in three areas: consulting services, to define strategies and build business models and organizations; technology services, to adjust the IT systems to the new forces at play in each discipline and launch innovative services; and outsourcing services, to become cost-effective and simplify the business processes. The I^3 program has helped us respond to these needs efficiently*», to quote Greg Jacobsen, Group Director of Telecommunications, Media & Entertainment (TME). Furthermore, the growing convergence of telecommunications and the media means that many consulting assignments have been performed for large players such as ITV. In addition, Capgemini rediscovered a previous growth driver in the rationalization of invoicing systems. The idea is to decrease operating costs while increasing flexibility in order to launch new services quickly. SFR and the Australian firm Telstra are examples of contracts won in this field. For Outsourcing, telecom operators, and the newcomers in particular, are ready to make the break.

Prospects for 2008. «*Convergence has had a positive effect on the market, which should sustain and accelerate our growth*», according to Greg Jacobsen. In order to capture further opportunities in this sector, Capgemini has established a dedicated organization, consisting of 1 000 people, which should double in size in 2008. This structure will supply tailor-made outsourcing offers and services to clients in North America, Europe and Asia.

IV – THE IT SERVICES MARKET AND COMPETITION

This summary was drafted on the basis of a meeting with Mr. Jean-François Perret, Chairman of the Management Board of the research firm Pierre Audoin Consultants (PAC) and Mr. Frédéric Giron, Senior Consultant. The text below has been validated by the above.

A - Economic background - Market size and status

A dynamic world economy in 2007 spurred companies on to conquer new markets while still focusing their efforts on productivity. With this twofold purpose, companies have stepped up their investments in IT systems, with the accent on innovation. «2007 was marked by a surge of interest in innovative technology solutions, and this applies to almost all business sectors,» says Jean-François Perret, Chairman of the Management Board at Pierre Audoin Consultants (PAC).
In consulting services, the year has: «undoubtedly been the best in the last decade,» according to Jean-François Perret, and it has also seen encouraging growth in systems integration. The development of outsourcing, the largest market segment, slowed down overall in contract value in 2007 but: «this market has tremendous potential ahead, especially in Continental Europe,» according to the PAC analysts.
The financial crisis did not bear significant impact on IT investments in 2007. However, the freeze occurring in the last two months of 2007 in the banking sector, which affected certain projects in specific segments such as investment or merchant banking, should be highlighted. Although 2008 is off to a rather uncertain start in terms of the general context, the order books for the service sector -at end 2007/early 2008- certainly do not reflect any downturn in business. Unlike the 2001 crisis, where corporate investments were merely technology-related, they are now process-related (production, purchasing, customer relations, etc.) instead. «*For all these reasons, a steep decline in IT expenditure seems highly improbable despite the likelihood of a slow-down in certain specific segments,*» concludes Jean-François Perret.

B - Competition

1) Worldwide ranking

Capgemini is well established amongst the leading players in the global IT Services market, competing alongside IBM, EDS and Accenture, the top 3 companies in this space. According to PAC the emergence of Indian Pure Players is also worth noting, «*in 2007 we have seen strong growth amongst the Indian players and expect the Tier 1 companies to be challenging for a Top 10 spot by 2010*».
Lastly, the same analysts observed very few large acquisitions in 2007. The most significant move, in terms of volume, concerned US company CSC with its buy-out of the Indian Covansys, including a workforce of 8 000 employees. With the «talent war» raging, the major players prefer to invest in human resources in India.
The other large-scale move was the takeover of the US company

First Data by American investment fund KKR. Funds of this kind, which operate according to a purely financial logic and hold huge resources, have also invested in Europe. Acquisitions by the other players, which include Capgemini, were more closely targeted.
On the other hand, some mega consolidations have occurred in the closely-related software sector, and these companies traditionally work hand-in-hand with IT companies. Such consolidations could, in the long term, affect software company and service-provider relations by encouraging partnerships between the principal players.

2) Focus on the European market
According to PAC, average growth of IT services in Western Europe was 6% to 7% in 2007 with no significant variances between countries. Demand for IT investments was sustained, not only by a favorable economic climate but also by a number of programs to modernize state and local government, the opening up of competition in sectors such as energy, rail transport, postal services, and harmonization projects such as SEPA (the Single Euro Payments Area). In this context, the architecture of IT systems and the urgent need to match up these systems to the actual needs of businesses are issues of concern to all those involved. This has generated strong demand for management consulting and technology services. The French IT market, with its 6% growth, reflects these trends strongly, where consulting, fixed fee projects, third-party application maintenance and outsourcing have been the most buoyant segments.
2007 saw the continuing dominance of US players like IBM and Europeans with Capgemini at the forefront. However, according to Jean-Francois Perret two strong themes have emerged in the European IT Service market in 2007: Firstly, although not yet ranked amongst the leaders, the Indian Pure Players have expanded their footprint from the UK to Continental Europe and are now regularly competing head to head with traditional IT services providers; Secondly, with the growing acceptance of global sourcing models, competition is increasing between offshore locations like India (with strong cost advantage) and near shore locations like Morocco and Eastern Europe (with stronger cultural affinity with leading European countries like France and Germany).
For 2008, these same experts do not foresee large waves of consolidation in the European market. Valuations of IT service companies are at a low, and this does nothing to encourage their sale. As for potential buyers, investment funds may well become more wary now in light of the current financial crisis. Perhaps the telecom sector will be the next source of announcements, in the wake of the two recent acquisitions by BT.

V – GEOGRAPHIC ORGANIZATION AND MAIN GROUP SUBSIDIARIES

The Group is established in some thirty countries, with a strong presence in the United Kingdom (accounting for 26% of revenues in 2007), in France (the Group's historical market, generating 23% of revenues in 2007), North America (20%), and Benelux (14%). These areas together account for 80% of overall revenues.

The Group performs its business activities through 132 consolidated subsidiaries as listed in Note 30 ("List of the main consolidated companies by country") to the consolidated financial statements at December 31, 2007. These subsidiaries are located in eight geographic areas, whose relative contributions to Group consolidated revenues in 2005, 2006 and 2007 are illustrated in the diagram set out below.


35
30
25
20
15
10
5
0
2005
2006
2007
20 %
17 %
20 %
25 %
28 %
26 %
6 %
6 %
6 %
14 %
14 %
14 %
6 %
7 %
6 %
24 %
23 %
23 %
4 %
4 %
4 %
1 %
1 %
1 %
North America
United Kingdom and Ireland
Nordic Countries
Benelux
Germany and Central Europe
France
Southern Europe
Asia-Pacific

In addition to these operating subsidiaries, Cap Gemini S.A. also holds 100% of the capital of three other entities:

- one non-trading real estate company which owns the premises of the registered offices in the Place de l'Etoile in Paris;
- a limited liability company providing the premises, via a real estate leasing contract, for the Group's University, an international training center located in Gouvieux, 40 km (25 miles) north of Paris, which opened at the beginning of 2003;
- an intragroup service company named Capgemini Service S.A.S.

The parent company, Cap Gemini S.A., defines the strategic objectives for the Group via its Board of Directors, and ensures their implementation. In its role as a shareholder, Cap Gemini S.A. contributes, in particular, to the financing of its subsidiaries, either in the form of equity or loans, or by providing security and guarantees. Finally, it allows its subsidiaries to use the trademarks and methodologies that it owns, notably "Deliver", and receives royalties in this respect.

Simplified organization chart for the Group

The Group is composed of seven main operating units (Strategic Business Units, or SBUs):

- 4 geographical units : North America, Western Europe, Continental Europe & Asia-Pacific (India excluded) and India.
- 2 units for specific disciplines : Outsourcing and Local Professional Services unit.
- 1 unit for Financial Services.



Cap Gemini S.A.
SBU Financial Services*
SBU Outsourcing*
SBU Local Professionnal Services* (Sogeti)
SBU North America
100%
Capgemini North America Inc.
United States
Canada
Mexico
SBU Western Europe
100%
CGS Holdings Ltd. (UK)
United Kingdom
Ireland
Capgemini France S.A.S.
Capgemini Telecom & Media S.A.S.
Capgemini Espana S.L.
Spain
Argentina
Brazil
Capgemini Portugal SA
Capgemini Technology Services Morocco SA
SBU Continental Europe & Asia-Pacific
100%
Capgemini N.V.
Netherlands
Belgium
Luxembourg
Capgemini AB (Sweden)
Sweden
Denmark
Norway
Finland
Capgemini Deutschland Holding GmbH
Capgemini Suisse S.A.
Capgemini Consulting Osterreich AG
Capgemini Polska Sp z.o.o.
Capgemini Italia S.p.A.
Capgemini Asia Pacific Ltd.
China
Singapore
Capgemini Australia Pty Ltd.
SBU India
100%
Capgemini Consulting India Pvt Ltd.
51%
Capgemini Business Services India Ltd.
United States
United Kingdom
Netherlands
Germany
Australia
India
United States
Canada
United Kingdom
France
Netherlands
Belgium
Germany
Switzerland
Poland
China
Australia
India
India
United States
United Kingdom
Ireland
France
Spain
Netherlands
Belgium
Luxembourg
Sweden
Denmark
Norway
Germany
Switzerland
India

* Operational subsidiaries and/or divisions

VI – THE GROUP'S INVESTMENT POLICY

In 2007, Capgemini's organic growth demonstrated the Group's ability to meet client expectations thanks to its technolo gical and sector-based expertise, well-balanced core disciplines and cost competitiveness due to its strong offshore presence.

At the beginning of the year the Group announced its intention to take advantage of its renewed financial flexibility to move ahead, where justified, with external growth operations serving three objectives:
- accelerating the *Rightshore™* strategy;
- expanding the Group's territorial coverage, particularly in Europe;
- enhancing its ability to innovate and develop technological skills in high added-value fields.

Throughout the year the Group's acquisition policy was implemented rigorously in line with these objectives. While acquisition transactions are the most visible manifestation of this policy, Capgemini's approach also entails exploring a variety of potential opportunities and, where appropriate, deciding not to proceed with a transaction.

The Group thus examined a range of situations involving European players of varying size before concluding that, in the market context prevailing in the first half of the year, these transactions would not have been consistent with the Group's strategy and concern for financial discipline. In the second half of the year, however, the Group acquired its Latin American partner, Network Consulting Group. Based in Buenos Aires and Sao Paulo, this bolt-on acquisition will serve as a development springboard in this fast-growing region where the Group already has a number of clients.

In line with the previous year's policy, investments in fixed capital or external growth will underpin the rollout of the Group's i³ Transformation plan by improving its ability to innovate, its client intimacy and the industrialization of its production.

The goals put forward in 2007 of extending the Group's geographic coverage and developing its technological portfolios will continue to guide investment and acquisition strategy in 2008, with a renewed ambition for emerging markets right across the Group's businesses.

These acquisitions will be made possible by the Group's solid, flexible financial position – a position that growth-operations will not jeopardize – and should also be in line with the Group's profitability objectives.

VII – RISK ANALYSIS

7.1 Identification of risks

Group Senior Management has discussed, drafted, approved and distributed *a set of rules and procedures known as the "Blue Book"*. Compliance with the *Blue Book* is mandatory for all Group employees. The Blue Book restates and explains Capgemini's seven core values, sketches out the overall security framework within which the Group's activities must be conducted, and finally, describes the methods to be followed in order to exercise the necessary degree of control over the risks identified in each of the Group's main functions. Individual business units supplement the *Blue Book* by drawing up detailed internal control procedures which comply with the relevant laws, regulations and customary practices in the country where they operate, in order to exercise control more effectively over risks specific to their local market and culture. These rules and procedures are updated regularly to reflect the development of the Group's business activities and changes in its environment.

The internal audit function independently assesses the effectiveness of these internal control procedures given that, irrespective of how well they are drafted and how rigorously they are applied, these procedures can only provide reasonable assurance – and not an absolute guarantee – against all risks.

7.2 Financial risks

7.2.1 Equity risk

The Group does not hold any shares for financial investment purposes, and does not have significant interests in listed companies. However, it holds a small number of treasury shares resulting from the implementation of a liquidity contract under its share buyback program (the associated liquidity line amounts to €10 million).

7.2.2 Credit and counterparty risk

Financial assets which could expose the Group to a credit or counterparty risk mainly relate to financial investments and accounts receivable.
- Accounts receivable: the Group has a traditionally low bad debt ratio, which reflects the fact that most invoices are only issued after the client has validated the services provided. The economic environment could impact the business activities of the Group's clients, and consequently the amounts receivable from these clients. However, the Group does not consider that any of its clients, businesses or geographic areas present a material risk of non-collection.
- Financial investments: in accordance with Group policy, cash balances are not invested in equity-linked products, but in negotiable debt securities (certificates of deposit and commercial paper) or short-term money-market funds, generally maturing

in less than one year. The Group's investments thereby involve high-quality counterparties and an appropriate diversification of risk.

In line with its policy for managing currency and interest rate risks, Cap Gemini also enters into hedging agreements with leading financial institutions. As a result, counterparty risk can be deemed negligible.

7.2.3 Liquidity risk

The financial liabilities whose early repayment could expose the Group to liquidity risk are the two convertible bonds (OCEANE 2003 and OCEANE 2005).

To manage the liquidity risk that may arise on either early or contractual repayments of financial liabilities, the Group has set up a conservative financing policy based on:

- prudent use of debt leveraging, coupled with limited use of any clauses that could lead to early repayment of financial debt;
- maintaining a high level of available funds (€2,151 million at December 31, 2007), which could be increased by the undrawn multi-currency syndicated line of credit for €500 million;
- active management of the due dates of financial liabilities, in order to limit the concentration of debt maturities;
- use of diverse sources of financing, allowing the Group to reduce its reliance on certain categories of lenders.

7.2.4 Interest rate risk

The Group's exposure to interest rate risk should be analyzed in light of its strong cash position. The significant liquidity at its disposal (€2,151 million in cash and cash equivalents at December 31, 2007) is generally invested at variable rates, while the Group's debt (€1,245 million at December 31, 2007) is mainly subject to fixed rates due to the fact that (i) it essentially comprises the two OCEANE bond issues; and (ii) the Group has deliberately chosen to use financing sources that provide an appropriate balance between the cash cost of financing and the return on cash investments, including the tax impact.

As part of its prudent approach to interest rate risk management, the Group ensures that assets and liabilities are adequately matched. As a result, in the low-interest rate environment prevailing in 2004, the Group decided to convert the interest rate on its OCEANE 2003 bond issue from fixed (2.5%) to variable, while capping the upper limits of that rate to insure against future interest rate rises.

7.2.5 Currency risk

The Group is exposed to two types of currency risk that could impact earnings and equity: risks arising during the preparation of the consolidated financial statements on translation of the foreign currency accounts of consolidated subsidiaries whose functional currency is not the euro, and operational risks arising on operating and financial cash flows which are not denominated in the entities' functional currency.

Capgemini does not hedge risks arising on the translation of the foreign currency accounts of consolidated subsidiaries whose functional currency is not the euro.

Furthermore, the Group has limited exposure to currency risks on operating items due to the fact that the bulk of its revenue is generated in countries where operating expenses are also incurred. However, the growing use of offshore production centers, notably in Poland, India and China, exposes Capgemini to currency risk with respect to some of its production costs.

The Group has implemented a policy aimed at minimizing and managing currency risks, resulting in particular from the growing number of Group operations in India, its main offshore production center. Where customer contracts exceeding two years do not contain a price review clause in the event of exchange rate fluctuations, the Group sets up hedges based on the following principles:

- the hedging strategy is defined by the Group's Chief Financial Officer based on a quarterly reporting tool. This tool analyzes exposure to currency risks arising on intragroup operations involving India over two-year rolling periods;
- hedges mainly take the form of forward foreign exchange contracts. These contracts are implemented and monitored locally;
- the impacts of cash flow hedges are recorded in line with cash flow hedge accounting rules.

As well as currency risk arising on offshore production centers, Capgemini is exposed to the risk of changes in exchange rates linked to:

- intragroup financing transactions, as intercompany lending and borrowing is systematically hedged (using currency swaps), the impact of changes in exchange rates on consolidated earnings and equity is minimal;
- fees paid to the Group by subsidiaries whose functional currency is not the euro. Although Capgemini does not systematically hedge this risk, the impact of changes in exchange rates on earnings is not material due to the short average period separating the date of invoicing and the date payment is received.

7.2.6 Employee-related liabilities

The present value of pension obligations under funded defined benefit plans calculated on the basis of actuarial assumptions, is subject to a risk of volatility. A 0.5% change in the discount rate used could trigger a corresponding change in the present value of the liability of approximately 10%. If trends concerning longer life expectancy at retirement – which are gradually being reflected in actuarial mortality tables – are confirmed in the future, the Group's post-employment benefit obligation may increase. Plan assets, 64% of which are invested in equities, are managed by the trustees of each fund and are subject to market risk. Any deficits resulting from positive or negative changes in assets and/or liabilities are eminently volatile and are likely to impact the Group's consolidated financial statements.

7.3 Legal risks

The Group's activities are not regulated and consequently do not require any specific legal, administrative or regulatory authorization.

In the case of some services, such as outsourcing or specific projects carried out for clients whose activities are regulated, the Group itself may be required to comply with contractual obligations related to such regulations.

These services may also expose the Group to civil liability risk with respect to its clients or any third party that may have

suffered damage as a result of the negligent performance of Group subsidiaries.

The sheer diversity of local legislation and regulations exposes the Group to a risk of infringement of such legislation and regulations by under-informed employees especially those working in countries that have a different culture to their own – and to the risk of indiscretion or fraud committed by employees

As rigorous as they may be, the legal precautions taken by the Group both at a contractual and an operational level to protect its activities or to ensure adherence by employees to internal rules can only provide reasonable assurance and never an absolute guarantee against such risks.

The Group is not aware of any litigation that is liable to have, or has recently had, a material impact on its operations, financial position or future prospects, other than those recognized in the consolidated financial statements or disclosed in the notes thereto.

7.4 Risks related to operations

Capgemini is a service provider, and as such, the main risks to which the Group is exposed are (i) failure to deliver the services to which it has committed; (ii) failure to deliver services within the contractual time-frame and to the required level of quality; or (iii) to infringe, notably through human error, obligations liable to affect the operations of a client or third party.

Risks concerning project execution

Contracts are subject to a formal approval procedure prior to signature, involving a legal review and an assessment of the risks relating to the project and to the terms of execution. The authority level at which the contract is approved depends on the size, complexity and risk profile of the project. The Group Review Board examines the projects with the most substantial commercial opportunities or specific risk exposures, as well as proposals for strategic alliances.

Capgemini has developed a unified set of methods known as the "Deliver" methodology to ensure that all client projects are executed to the highest standards. Project managers are given specific training to develop their skills and acquire the appropriate level of certification for the complexity of projects under their charge. The Group also has a pro-active policy of seeking external certification (CCM, ISO, etc.) for its production sites.

Contract execution is monitored using Group-defined management and control procedures, and complex projects are subject to dedicated control processes. The internal audit function checks that project management and control procedures are being properly applied. Expert teams may also intervene at the request of the Group's Production and Quality department to investigate projects that have a high risk profile or that are experiencing difficulties.

In spite of the formal approval procedure for all client project commitments undertaken by the Group, in some cases, difficulties with respect to project execution or project costs may have been underestimated at the outset. This may result in cost overruns not covered by additional revenues, especially in the case of fixed-price contracts, or reduced revenues without any corresponding reduction in expense in the case of certain outsourcing contracts where there is a commitment to provide a certain level of service. The Group may provide a performance and/or a financial guarantee for certain large contracts.

In spite of the rigorous control procedures that the Group applies in the project execution phase, it is impossible to guarantee that all risks have been contained and eliminated. In particular, human error, omissions, and infringement of internal or external regulations or legislation that is not or could not be identified in time, may cause damage for which the Company is held liable and/or may tarnish its reputation.

Reputation

Intense media coverage of any difficulties encountered, especially on large-scale or sensitive projects, could negatively impact the Group's image and credibility in the eyes of its clients, and by extension, its ability to maintain or develop certain activities.

Employees

Capgemini's production capacity is mainly driven by the people it employs, and the Group attaches great importance to developing and maintaining its human capital. The inability to recruit, train or retain employees with the technical skills required to execute its client project commitments could impact the Group's financial results.

The Group pays close attention to internal communication, diversity, equality of opportunity and good working conditions. Group Senior Management has published a code of ethics and oversees its application. Nevertheless, in the event of an industrial dispute or non-compliance with local laws, regulations or ethical standards, the Group's reputation and results could be adversely affected.

Information systems

Capgemini's operations have little dependency on its own information systems, which are managed via a predominantly

decentralized structure. The systems used to publish the Group's consolidated financial statements comprise a specific risk in view of the strict filing deadlines. The Group is sensitized to the security of internal communication networks, and protects them via security rules and firewalls. It also has an established IT security policy. For some projects or clients, enhanced systems and network protection is provided on a contractually-agreed basis.

Offshoring
Capgemini's evolving production model, Rightshore™, involves transferring a portion of the Group's production of services to sites in countries other than those in which the services are used or in which the Group's clients are located, particularly in India, Poland and China. The development of this model has made the Group more dependent on telecommunications networks, which may increase the risk of business interruption at a given production site due to an incident or a natural disaster, in so far as several operational units could be affected simultaneously. The use of a greater number of production sites provides the Group with a wider range of options in the event of a contingency.

Environment
As an intellectual service provider, Capgemini's activities have a moderate impact on the environment. Nevertheless, the Group strives to limit the environmental impact of its activities, as described in Corporate Social responsibility, sustainability and social stewardship chapter – "The Group and the environment". The risks in this respect are not deemed material.

Clients
Capgemini serves a large client base, in a wide variety of sectors and countries. The Group's biggest clients are multinationals and public bodies. The Group's largest client, a company from the public sector, contributes 13% of Group revenues, while the second-largest client accounts for less than 3%. The top 10 clients collectively account for 29% of Group revenues, and the top 30 a little under 42%. The creditworthiness of these major clients and the sheer diversity of the other smaller customers help limit credit risk.

Suppliers and sub-contractors
Capgemini is dependent upon certain suppliers, especially in its Technology Services businesses. While alternative solutions exist for most software and networks, certain projects may be adversely affected by the failure of a supplier with specific technologies or skills.

Country risks
Capgemini has permanent operations in approximately 30 countries. The bulk of its revenues is generated in Europe and North America, which are economically and politically stable.

An increasing portion of its production is based in emerging countries, and notably in India, which now represents more than 20% of the Group's total headcount. Consequently, Capgemini is now more exposed to the risk of natural disasters in South East Asia, political instability in certain regions of India and adjoining countries, and even terrorist attacks. From an economic standpoint, the Group is also exposed to risk stemming from the negative effects of insufficiently controlled growth (wage inflation, particularly in the IT sector, inadequate domestic infrastructure and higher taxes). Strict approval criteria must be met before employees are sent to work in countries where there are no existing Group operations, and even stricter criteria apply in the event that employees are sent to countries considered "at risk".

External growth
External growth operations, one of the cornerstones of Group development strategy, also contain a large element of risk. Integrating any newly-acquired company or activity, particularly in the service sector, may prove to be a longer and more difficult process than predicted. The success of an external growth operation largely depends on the extent to which the Group is able to retain key managers and employees, maintain the client base intact, coordinate development strategy effectively, especially from an operating and commercial perspective, and dovetail and/or integrate information systems and internal procedures. Unforeseen problems can generate higher additional integration costs and/or lower savings or synergies than initially forecast. If material unidentified liabilities subsequently come to light, the value of the assets acquired may turn out to be lower than their acquisition cost.

Economic conditions
The Group's growth and financial results may be adversely affected by a general downturn in the IT service sector or in one of the business segments in which Capgemini has significant exposure. A shake-up resulting in a change of ownership at one of Capgemini's clients or a decision not to renew a long-term contract may have a negative effect on revenue streams and require cost cutting or headcount reduction measures in the operational units affected.

7.5 Insurance

The Group Insurance Manager, who reports to the Chief Financial Officer, is responsible for all non-life insurance issues. Life insurance issues, which are closely related to employee compensation packages, are managed by the human resources function in each country.

Group policy is to adjust insurance coverage to the replacement value of insured assets, or in the case of liability insurance, to an estimate of specific, reasonably envisageable risks in the sector in which it operates. Deductibles are set so as to encourage operational unit managers to commit to risk prevention and out-of-court settlement of claims, without exposing the Group as a whole to significant financial risk.

Commercial general liability and professional indemnity
This type of coverage, which is very important to clients, is taken out and managed centrally at Group level. Cap Gemini S.A. and all subsidiaries over which it exercises direct or indirect control of more than 50% are insured against the financial consequences of commercial general liability or professional indemnity arising from their activities, under an integrated global program involving a range of lines contracted with a number of highly reputable, solvent insurers. The terms and conditions of this program, including limits of coverage, are periodically reviewed and adjusted to reflect trends in revenues and changes in the Group's activities and risk exposures.

The primary layer of this program, totaling €30 million, is reinsured through a consolidated captive reinsurance company which has been in operation for several years.

Property damage and business interruption
The Group has implemented a worldwide integrated property damage and business interruption insurance program covering all of its subsidiaries worldwide. Its policy is to rent rather than to buy its business premises, and consequently it owns little property. Capgemini's business premises are located in a wide variety of countries, and the Group operates at multiple sites in most of them. There are approximately 450 of these sites in total with an average floorspace of slightly less than 2,200 m2. Some of the Group's consultants work off-site at client premises. This geographical dispersion limits risk, in particular the risk of loss due to business interruption, arising from an incident at a site. The biggest outsourcing site, which has disaster recovery plans in place to ensure continuity of service, represents less than 4% of Group revenues. The Group's largest site, which is located in India, employs some 5,000 people in a number of different buildings. No building at any of the Group's sites houses more than 1,800 employees.

Other risks
Travel assistance and repatriation coverage for employees working away, and crime and fidelity coverage (especially for information systems) are managed centrally at Group level via global insurance policies. All other risks – including motor, transport and employer liability – are insured locally using policies that reflect local regulations.

The Group has decided not to insure against employment practices liability risks, given its preventive approach in this area. Pollution risks are low in an intellectual services business, and Capgemini is not insured against these risks in all countries in which it operates. The Group has also decided that, unless coverage is compulsory and readily available, it is not worth systematically insuring against terrorism-related risks. Certain risks are excluded from coverage under the general conditions imposed by the insurance market.

VIII – CAP GEMINI S.A. AND THE STOCK MARKET

At December 31, 2007, the capital of Cap Gemini S.A. was made up of 145,425,510 shares (ISIN code: FR0000125338). Cap Gemini shares are listed on the "Euronext Paris" market (compartment A) and are eligible for the SRD deferred settlement system of the Paris Stock Exchange.

The number of issued and outstanding shares of Cap Gemini S.A. increased year-on-year by 1,343,702 as a result of:

- the issue of 1,343,701 new shares upon the exercise of stock options granted in prior years by Group employees;
- the issue of one share further to the presentation of one convertible and/or exchangeable bond (the June 2005 OCEANE bond issue) for subscription to a new share.

Cap Gemini shares are included in the CAC40 and the Euronext 100 indexes and the Dow Jones STOXX and Euro STOXX European indexes. Between January 1 and December 31, 2007, the Cap Gemini share price on "Euronext Paris" decreased from €48.17 to €43.

In 2007, the average daily trading volume in relation to Cap Gemini shares was around 1.51% of the total volume of shares traded on the Paris market.

Cap Gemini S.A. ownership structure at December 31, 2007

(on the basis of a shareholder survey)



Non-french institutional investors
French institutional investors
Individual Shareholders including S. Kampf (4%)
60%
27%
13%
Cap Gemini S.A.
Capgemini
Sogeti
- Consulting Services
- Technology Services
- Outsourcing Services
Local Professional Services

STOCK MARKET CAPITALIZATION

From January 2006 to February 2008

In billions of euros


9
8
7
6
5
4
3
J F M A M J J A S O N D J F M A M J J A S O N D J F
2006
2007
2008

source : Euronext

SHARE PERFORMANCE

From December 31, 2005 to February 29, 2008

In euros


62
57
52
47
42
37
32
Cap Gemini
Indice CAC 40
DJ STOXX
31/12/2005
30/06/2006
31/12/2006
30/06/2007
31/12/2007

source : Reuters

NUMBER OF TRADES PER MONTH

From January 2006 to February 2008

In millions of shares


80
70
60
50
40
30
20
10
0
J F M A M J J A S O N D J F M A M J J A S O N D J F
2006
2007
2008

source : Euronext

SHARE PRICE AND TRADING VOLUME

The following table presents an analysis of trading in the company's shares over the last 24 months:

Month	Number of trading days	Share price in euros			Trading volume		
					Number of shares		Value
		high	average	low	total	average (daily)	(millions of euros)
March 06	23	45.16	43.05	40.31	30,925,749	1,344,598	1,299.4
April 06	18	45.07	43.55	41.72	18,099,564	1,005,531	782.0
May 06	22	47.90	43.87	40.10	36,974,403	1,680,655	1,634.7
June 06	22	44.99	42.03	37.48	33,942,942	1,542,861	1,413.0
July 06	21	45.24	41.11	36.28	37,412,079	1,781,528	1,503.1
August 06	23	43.70	40.90	38.29	31,359,803	1,363,470	1,276.1
September 06	21	44.20	42.65	40.90	35,711,309	1,700,539	1,497.3
October 06	22	46.20	44.05	41.50	36,510,043	1,659,547	1,607.0
November 06	22	48.50	46.44	43.72	22,817,533	1,037,161	1,058.6
December 06	19	47.74	45.91	44.42	29,569,922	1,556,312	1,341.9
January 07	22	51.10	49.39	47.49	27,222,020	1,237,365	1,343.7
February 07	20	56.59	51.74	48.01	31,972,862	1,598,643	1,672.6
March 07	22	57.65	54.33	50.45	40,940,541	1,860,934	2,175.7
April 07	19	59.87	57.97	55.57	33,916,022	1,785,054	1,954.1
May 07	22	57.28	55.87	53.52	32,719,570	1,487,253	1,825.1
June 07	21	57.00	52.95	50.19	38,180,747	1,818,131	2,021.1
July 07	22	57.39	54.20	48.69	43,399,935	1,972,724	2,344.5
August 07	23	48.88	48.87	42.14	64,949,158	2,823,876	2,975.4
September 07	20	47.80	43.26	39.02	51,796,663	2,589,833	2,199.0
October 07	23	48.68	45.76	42.83	51,278,028	2,229,479	2,357.2
November 07	22	45.72	40.42	36.43	63,227,464	2,873,976	2,566.6
December 07	19	45.00	40.13	37.34	36,727,921	1,933,048	1,475.2
January 08	22	43.58	36.06	31.12	72,975,810	3,317,082	2,594.0
February 08	21	39.5	36.99	33.85	53,174,714	2,532,129	1,969.0

Source : Euronext

DIVIDENDS PAID BY CAP GEMINI

Year ended December 31	Distribution of dividends		Number of shares	Dividend per share
	In millions	*In % of net income*		
2002		No dividend paid		
2003		No dividend paid		
2004		No dividend paid		
2005	€66	47%	131,581,978	€0,50
2006	€101	34%	144,081,809	€0,70
2007	€145*	33%	145,425,510	€1,00*

(*) Recommended dividend submitted to the Annual Shareholders' Meeting of April 17, 2008

MANAGEMENT REPORT
PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF APRIL 17, 2008

I – GENERAL COMMENTS ON THE GROUP'S ACTIVITY OVER THE PAST YEAR

Demand for consulting and IT services held firm throughout 2007, confirming the trend observed in the previous two years. The banking industry crisis triggered in July 2007 by the sudden dramatic fall in the value of assets linked to the US real estate sector has not, at the date of writing, impacted the rest of the economy. Business remained on track both in the United States and in Europe, with no signs of a potential slowdown on the horizon. Bookings remained vigorous and the upbeat fourth-quarter sales performance helped provide impetus for a strong growth momentum at the beginning of 2008.

1.1 Operations by region

In 2007, the Capgemini Group delivered a 13.0% jump in revenues on a reported basis, once again outperforming the market. After adjusting for the effect of changes in Group structure (mainly the acquisitions of Kanbay and Software Architects Inc.) and for currency fluctuations (strong rise in the euro against all major currencies in 2007), revenue growth came in at 9.0%, noticeably higher than that of the market. This strong performance, coupled with the first benefits filtering through from the Group's I³ transformation program, helped deliver further improvements in its operating margin, which edged up 1.6 point to 7.4% over the full year and 8.6% over the six months to December 31, 2007.

The United Kingdom and Ireland region continues to be the Group's top-performing geographical unit, and alone accounted for 25.6% of total revenues. The region posted 4.9% revenue growth on a reported basis (4.4% like-for-like), with the contribution of Kanbay's activities more than offsetting the fall in the value of sterling. This performance was powered by strong growth in Consulting and Technology services, dented slightly by a slower pace of growth in Outsourcing business. Revenues generated with the British tax authorities (HMRC) reflect services provided for under the core contract signed in 2004, as well as significant add-ons. The planned reduction in services for this client almost fully offset the double-digit growth across the rest of the Outsourcing business. This pattern can also be seen in the region's profitability figures, as the small decrease in HMRC contract's profitability was not entirely offset by advances in other divisions. However, the United Kingdom and Ireland region continues to be a major contributor to Group profit, delivering operating margin of €152 million, or 6.8% of revenues.

In France (22.6% of Group revenues), year-on-year growth came in at 8.6%. Outsourcing Services performed particularly well, posting double-digit growth. Consulting and Technology services also benefited from a favorable environment, and extended market share. Similarly, Sogeti posted a very satisfactory rise in revenues, but above all focused its efforts on improving operating margin, which nudged up 1.5 point over the full year, spurred by the roll-out of higher value-added solutions such as application testing. Outsourcing Services made the greatest contribution to the improved margin performance, with significant efforts to curb losses on the Schneider Electric contract. Further to negotiations, the schedule, terms, valuation of the services provided and scope of Capgemini's responsibility under the contract have been adjusted. As a result, in 2007 the Group recognized (i) expenses that had been previously deferred; (ii) a provision reflecting the cost of reducing the scope of the new contract; and (iii) a write-back of a provision for losses on completion that had been recorded at end-2006. The write-back of this provision reflects new prospects of operating profit under the contract for the period 2008-2016. Overall, operating margin for operations in France stands at 4.4% of revenues for the full year and 6.2% for the six months to December 31, 2007 and would be above Group average excluding the Schneider contract.

The North America region accounted for 19.8% of total Group revenues. The negative impact on published figures of a stronger euro against the dollar was more than offset by the consolidation of US companies Kanbay and Software Architects Inc. Growth was 28.3% on a reported basis (actual Group structure and exchange rates), and remained a high 9.4% like-for-like. This reflects an excellent performance from Sogeti, which successfully integrated Software Architects Inc. while maintaining double-digit growth, and particularly from Outsourcing Services, which account for one-third of the Group's business in the region and saw the start-up of numerous contracts signed in 2006. Growth for Consulting and Technology services was more subdued, with the year's efforts focused on integrating Kanbay and scoring further profitability gains. Operating margin for the North American business came in at 6.5%, a rise of 1.1 percentage point on the year-earlier figure.

Benelux accounted for 13.4% of total Group revenues and turned in another stellar growth performance in 2007, with revenues up 11.7%. Consulting and Technology services expanded in line with the rest of the Group, while Sogeti reported 14% growth, thanks in particular to the Netherlands, where application testing solutions continued to be rolled out successfully. Whereas the Outsourcing business had tended to weigh on performance in previous years it contributed significantly to the region's performance in 2007. The signature of a number of major contracts pushed revenues up 20%, and thus helped to boost profitability. Overall, operating margin for the Benelux region came in at a remarkable 15%, or €176 million.

Revenues in the Germany and Central Europe region (Switzerland, Austria and eastern European countries) climbed 8.5% (3.9% after factoring in changes in Group structure and exchange rates further to the 2006 acquisitions of Plecto and FuE), and account for 6.4% of the Group total. This relatively modest performance in 2007 was due mainly to a decline in revenues from application management and infrastructure management, only partially offset by good results from Business Process Outsourcing. Consulting and Technology services reported growth in line with the Group average and a sharp improvement in profitability. As a result, operating margin for the region jumped more than three points to 13.3% of revenues.

The Nordic region enjoyed an exceptional year in 2007, and reported like-for-like revenues surging 22.3% during the year, delivering 6.2% of Group revenues. Consulting Services reported a modest advance, which gathered pace towards the end of 2007. However, growth came in above 20% across all other businesses. Sogeti in particular had a bumper year, expanding its market share on the back of its ability to recruit in an extremely tight labor market. The Group's successful deployment of resources in offshore centers was key to the buoyant performance of Technology and Outsourcing services in the region. On the strength of these achievements, operating margin for the Nordic region surged almost 40% in terms of value, and came in one point higher as a percentage of revenues, at 8.4%.

Southern Europe (Italy, Portugal, Spain as well as Argentina and Brazil – representing 4.5% of Group revenues in 2007) reported a sharp upturn in performance thanks to a robust showing from Consulting, Technology and Outsourcing services. Revenues for Sogeti remained flat, however. Growth for this region came in at 14.9%, or 14.1% adjusted for the acquisition of InQa Test Labs in 2006. In 2007, the Group opened a new development unit in Buenos Aires (Argentina), mainly for Spanish-speaking customers. Although Argentina does not offer all of the cost benefits associated with India, the Group's decision was welcomed by many customers preferring to do business in their own language (this was also the driving force behind the center which opened in Morocco for French-speaking clients). The Group also acquired Network Consulting Group, its long-standing partner in Argentina and Brazil. Italy also reported a strong 16.1% advance, confirming the upturn observed at the end of 2006. Operating margin for the Southern Europe region as a whole came in at 5.5%.

The Asia-Pacific region delivered the Group's best growth performance, at 63.9%. The region continues to spearhead growth even after figures are adjusted for changes in Group structure (acquisition of Kanbay and Indigo) and exchange rates, with like-for-like growth of 30.1%. Kanbay, Australia and China were the main growth drivers: although Asia-Pacific appears to represent a low 1.5% of total Group revenues, the revenue figures for the region only include sales to external customers. In reality, 70% of revenues in the region are generated with Group entities which have opted to transfer a portion of their processes and/or production, mainly to India, which therefore represents a very low proportion of external Group revenues but 20% of its employees at December 31, 2007. Operating margin for the Asia-Pacific region is particularly high, since a portion of the profits are recognized in the offshore centers, while revenues with end customers are recognized in the ordering region.

1.2 Operations by business segment

Technology Services remains the Group's powerhouse, representing 38.5% of total Group revenues and recording like-for-like growth of 11.0%, the biggest advance among the Group's four businesses. Understandably, there was an even sharper rise in the volume of hours worked, due to the ramp-up of production at offshore centers, where sales prices are lower than in western countries. Thanks to this offshoring business model, the increase in the average sales price for our services was slightly higher than the average increase in salaries. The utilization rate advanced by more than one point, helping to push up operating margin as a percentage of revenues by the same amount. Operating margin came in at 8.9% for the full year, and more than 10% for the six months to December 31, 2007.

Growth for the Consulting Services business was a modest 4.5%, representing just 8.7% of Group revenues, with overall performance dampened by the downturn in Consulting in North America. These trends can be partly explained by the vigorous performance of Technology Services in the region, which led to an increasing number of consultants being assigned to projects for that business. To prevent these factors distorting resources management, Capgemini decided to group the North American Consulting business within an autonomous entity as from January 1, 2008, in line with the new business organization rolled out across Europe in 2007. This organization has already proved effective, with European Consulting operations accelerating sharply in the second half of the year. Consulting businesses reported a slight rise in profitability in 2007 to 10.5%, bolstered by a shake-up in their skills pyramid resulting from the recruitment of numerous junior consultants. This more than offset the slight fall in utilization rates.

Local Professional Services (Sogeti) posted 9.5% growth and now represent 16.2% of total Group revenues, with the United States, the Netherlands and Sweden representing the most buoyant markets. Thanks to a rise of more than two points in profitability over the year, Sogeti was the Group's most profitable business in 2007, with an operating margin of 12.0%. The upturn reflects a favorable environment as well as the roll-out of high value-added solutions such as testing or Microsoft/IBM technology-based solutions. Sogeti also played a part in the offshoring push, with the launch of its first Indian center in 2007.
Outsourcing Services moved up 7.8% on a like-for-like basis, but accounted for a slightly lower 36.6% of total Group revenues (versus 39% last year). As was the case across most regions, Outsourcing Services enjoyed vigorous growth but the measured decline in HMRC business – accounting for one-third of Outsourcing Services in 2006 – weighed heavily on revenue trends in the second half of 2007. Profitability for the Outsourcing Services segment advanced in line with profitability trends for the Group as a whole, to stand at 4.7% for the full year. The fall in revenues under the HMRC contract held back profits, although this was more than offset by margin improvements across several business units.

1.3 Headcount

At December 31, 2007, total Group headcount had risen 23% to 83,508 from 67,889 one year earlier. This 15,619 increase in numbers reflects:

- 32,383 additions resulting from:
  - 24,814 new hires,
  - 7,569 transfers in connection with Group acquisitions (including 6,833 from Kanbay and 555 from Software Architects Inc.) or Outsourcing Services contracts signed with certain clients.
- 16,764 departures resulting from:
  - 14,875 resignations,
  - 115 transfers outside the Group further to the sale of certain business operations,
  - 1,774 layoffs.

Among the 24,814 new hires in 2007, 4,941 were recruited by Sogeti, whose business remains primarily local. Out of the remaining 19,873 recruitments:
- 8,134 were in India,
- 1,305 in Poland,
- 354 in China,
- 95 in Morocco,
- 19 in Argentina.

One half of all new recruits for the year are based at offshore centers. The growth in headcount (excluding Sogeti and Consulting Services) in other regions is only 2.9%, illustrating the gradual transformation of Capgemini's business set-up.

1.4 Order book

In 2007, the Group took €9,958 million in orders, up 17% on a like-for-like basis. Outsourcing Services reported the strongest influx in new orders (up 30%), with a sharp rise in contracts worth between €10 million and €250 million thanks to efforts to expand business in this market segment. Two contracts had a significant and contrasting impact on the €4 billion in new orders taken for the Outsourcing business alone.

- Renegotiations regarding the Schneider contract led to a €692 million reduction in new orders to reflect the reduced scope of obligations under the contract in terms of (i) the Global Core System roll-out; and (ii) "run" activities, which no longer include certain regions such as eastern Europe or certain services such as telecommunications.
- Conversely, the HMRC contract accounted for an additional €1,579 million in new orders. In line with the rest of the United Kingdom authorities, HMRC has embarked on an ambitious and far-ranging cost-cutting program. As IT represents a significant part of HMRC expenditure, the teams at HMRC and Capgemini looked at how to scale back routine costs in order to maintain HMRC's ability to upgrade systems and applications. At the client's request, the Group accepted a plan aimed at cutting annual billed fees by €100 million in 2010/2011, and by approximately €60 million as early as 2008/2009. A redundancy plan was implemented at the end of 2007 to reflect the new cost structure. At the same time, the initial contract due to expire in 2014 has been extended for a further three years, providing the Group with visibility on the contract for the next 10 years.

New orders for the other three businesses advanced 10% to €5,929 million, and the book to bill ratio came in at 1.07 for the full year and 1.08 over the fourth quarter, thereby confirming the strong growth momentum which emerged at the end of 2007.

1.5 Other significant events

The acquisitions carried out by Capgemini during 2007 did not undermine its financial solidity, and at December 31, 2007, the Group had net cash of €889 million. In light of the Group's cash position, and given its selective investment of surplus cash, the impact of the subprime crisis on net finance expense was neutral if not positive for the Group.

On January 21, 2008, Capgemini's credit rating was upgraded from BB+ to BBB- (stable outlook) by Standard & Poor's thus moving back to the investment grade category.

Within the scope of the authorization to repurchase treasury shares granted under the seventh resolution of the Shareholders' Meeting on April 26, 2007, Capgemini bought back 2,000,000 of its own shares in January 2008 at an average price of €34.48, representing 1.4% of total share capital. The share buy-backs are aimed at neutralizing part of the potential dilution relating to financial instruments giving access to the company's share capital, in particular of employee share-based incentive instruments.

On February 8, 2008, Schneider Electric and Capgemini entered into an agreement providing for a number of amendments to the outsourcing and global ERP contract signed in November 2004. In particular, this new agreement redefined the scope of the contract, indexed pricing to actual consumption volumes, and made a number of adjustments to service management conditions aimed at generating additional savings over and above the original plan and consequently, an acceptable economic basis for both parties. Accordingly, the contract will continue to have a slightly negative impact in 2008, but will allow the Group to generate a decent operating margin as of 2009.

II – COMMENTS ON CAPGEMINI GROUP'S CONSOLIDATED FINANCIAL STATEMENTS

2.1 Consolidated statement of income

Consolidated revenues amounted to €8,703 million for the year ended December 31, 2007, a rise of 13.0% based on published figures and 9.0% like-for-like.

Operating expenses advanced 11.2% to €8,063 million, compared

to €7,253 million in 2006.

An analysis of costs by type reveals:

- Personnel costs amounting to €5,299 million, up by €623 million or 13.3%, slightly above the rate of growth in revenues but below the increase in average headcount (23.7%). This reflects the preferred use of Group resources over sub-contracting solutions, as well as the growing proportion of Group headcount employed in offshore centers. Personnel costs represented 60.9% of consolidated revenues against 60.7% one year ago. In 2007, travel expenses rose 15.6% and accounted for 4.5% of revenues, versus 4.4% in 2006.
- A rise of 9.7% in purchases and sub-contracting expenses to €2,268 million, but which now represent only 26.1% of revenues compared to 26.9% in 2006. This reduction reflects concerted efforts to scale back purchasing and sub-contracting expenditure.
- A rise of 6.3% in rental expenses, representing 3.3% of revenues (3.5% in 2006). The moderate rise in rent is attributable to the programs set up to streamline the Group's real estate assets.

An analytical breakdown of expenses reveals that:

- The rise in the cost of services rendered was held in check at 10.1%, representing 74.9% of 2007 revenues (76.9% in 2006). This improvement comes on the back of ongoing cost-cutting efforts and also reflects the growing use of offshore resources. Despite lower sales prices in offshore centers, the Group is able to generate a higher margin thanks to a unique range of solutions that few suppliers can offer.
- Gross margin therefore edged up two points to 25.1%.
- Administrative costs remained stable in proportion to revenues (10.7%), despite investments in sales teams, particularly in the Outsourcing business (selling expenses accounted for 7.0% of revenues).

Operating margin yielded €640 million compared with €447 million in 2006, and represented 7.4% of revenues in 2007 versus 5.8% in 2006.

By geographic area, operating margin improved across all regions except the United Kingdom, where the decrease in volumes on the HMRC contract saw its margin narrow slightly, offset only in part by advances from other business units.

Net other operating expense came in at €147 million in 2007 versus €113 million in 2006. The €34 million rise in this item is mainly due to the costs of integrating companies recently acquired by the Group (€27 million). This chiefly concerns Kanbay for €25 million and breaks down as:

- €8 million in costs related to workforce reduction measures and site closures;
- €13 million in consultancy costs incurred during the integration process, and other costs directly attributable to the integration of personnel from acquirees;
- €6 million in costs linked to the stock option and restricted share plans granted by Kanbay and maintained by Capgemini within the scope of the acquisition.

In 2007, restructuring costs include mainly:

- costs incurred in implementing the MAP program for the Outsourcing businesses;
- costs related to reducing the workforce assigned to the HMRC contract in the United Kingdom in line with the expected fall in business under the contract.

Restructuring costs by nature represent:

- €64 million in costs related to workforce reduction measures in Europe (including €35 million concerning the HMRC contract);
- €13 million in expenses related to measures taken to streamline the Group's real estate assets, principally in the United Kingdom;
- €13 million in industrialization and migration costs incurred in connection with rightshoring solutions.

Operating profit thus came in at €493 million in 2007, up 47.6% on the year-earlier figure (€334 million).

Net finance expense for 2007 amounted to €7 million, compared with €28 million in 2006. This €21 million reduction was attributable to (i) a €6 million decline in net finance costs; and (ii) a €15 million improvement in net other financial income and expense.

The €6 million improvement in net finance costs stems from a €9 million increase in income from cash and cash equivalents (despite the year-on-year reduction in the average amount of cash available), which was offset in an amount of €3 million by a increase in notional interest related to finance leases, financial debt recorded against carry-back tax credits sold in 2003 and 2004, and OCEANE bonds.

The €15 improvement in net other financial income and expense is largely due to:

- a €6 million increase in the market value of the "OCEANE 2003" bond interest rate swap (financial income of €2 million in 2007 compared with financial expense of €4 million in 2006);
- the market value of currency hedges, which generated financial income of €5 million in 2007 compared with insignificant gains in 2006.

Income tax expense was €48 million in 2007. This includes €78 million in current tax expense, breaking down as €68 million in income taxes on profits, chiefly relating to the Netherlands, the United Kingdom and Germany; and €10 million in taxes not based on taxable income and other taxes, mainly related to North America and Italy. Net deferred tax income for 2007 (€30 million), primarily reflects:

- in France, the utilization of taxable profits against tax loss carry-forwards (€58 million), which was more than offset by the reassessment of deferred tax assets in an amount of €81 million;
- the recognition of deferred tax assets on tax loss carry-forwards arising in the current period and in prior periods (€19 million, including €17 million in Sweden), reflecting the improved profitability outlook for a number of regions over the past two years coupled with positive growth prospects;
- and the utilization against taxable profits of previously recognized tax loss carry-forwards (€17 million), mainly in Germany and the United Kingdom.

After taking account of the share in profit of equity-accounted

companies (€2 million), profit for 2007 came in at €440 million – up 50% on the year-earlier figure (€293 million). Basic earnings per share amount to €3.03 for the year, compared to €2.21 in 2006. Diluted earnings per share came to €2.84 based on a total of 159,292,070 shares, versus €2.07 based on a total of 147,241,326 shares in 2006.

2.2 Consolidated balance sheet

Consolidated shareholders' equity totaled €3,851 million at December 31, 2007, an increase of €154 million compared with end-2006, chiefly reflecting:

- profit for the year of €440 million;
- capital increases carried out in connection with the exercise of stock options for €34 million (including issuance premiums) and the corresponding stock option expense amounting to €19 million;
- a decrease in translation reserves amounting to €171 million;
- a dividend paid to shareholders for an amount of €101 million;
- and actuarial losses recognized on provisions for pensions and other post-employment benefits for €69 million, net of deferred taxes.

Fixed assets totaled €3,190 million at December 31, 2007, up €844 million compared with December 31, 2006. The increase results primarily from:

- a €728 million increase in goodwill, mainly attributable to the acquisition of Kanbay International Inc. (€831 million) and Software Architects Inc. (€44 million), partially offset by translation losses of €149 million on goodwill denominated in foreign currencies;
- an increase of €49 million in other intangible assets, reflecting primarily the recognition of customer relationships in connection with the acquisition of Kanbay International Inc. (€52 million) and Software Architects Inc. (€5 million);
- a €67 million increase in property, plant and equipment, mainly reflecting changes in Group structure (€59 million). Acquisitions and sales carried out in the period (€169 million and €107 million, respectively) were offset by net depreciation and amortization charges (€40 million), as well as translation losses (€14 million).

Other non-current assets decreased €180 million, due chiefly to a fall in investments in non-consolidated companies (namely 14.7% of Kanbay International, Inc. – "Kanbay" – which was acquired by the Group on November 21, 2006 and included in "Investments in non-consolidated companies" at end-2006) following the completion of the acquisition on February 8, 2007 and Kanbay's full consolidation in the year.

Accounts and notes receivable amounted to €2,318 million at December 31, 2007 compared with €2,063 million at December 31, 2006. At end-2007, accounts and notes receivable net of advances received from customers (and excluding work-in-progress) amounted to €1,479 million (€1,281 million at end-2006), representing 61 days' revenues (60 days at end-2006).

Accounts and notes payable, consisting mainly of trade payables, amounts due to personnel and accrued taxes, stood at €2,120 million at December 31, 2007, compared with €2,019 million at December 31, 2006.

Provisions for pensions and other post-employment benefits amounted to €621 million at end-2007 versus €591 million one year earlier. The increase mainly reflects an actuarial loss of €84 million in 2007 arising on changes in actuarial assumptions, principally in the United Kingdom, partially offset by a translation impact of €42 million.
In the United Kingdom, the accrual of pensionable service will cease from March 31, 2008 for approximately 2,600 current active members of the defined benefit section of the Capgemini UK Plc pension plan. These individuals will be offered membership of the *defined contribution section as an alternative*. The defined benefit section of the Capgemini UK pension plan will continue to be fully operational after that date for the 160 protected active members the 2,600 former active members who will become In Service Deferred members of the defined benefit section, approximately 5,000 deferred members and the 1,000 existing pensioners. Following the UK Pension regulator's recommendations Capgemini UK has committed to fund the deficit assessed as o March 31, 2006 over a 10-year period.

Net consolidated cash and cash equivalents totalec €889 million at December 31, 2007 versus €1,632 millioı at end-2006. The €743 million decrease mainly reflects payment for acquisitions (€828 million net of cash acquired), in particula Kanbay International Inc. (€754 million net of cash acquired) Excluding net payments for acquisitions, cash and cash equivalent improved over the year, with net cash from operating activitie (€497 million) more than offsetting cash payments made durin 2007 in connection with:

- acquisitions of property, plant and equipment and intangib assets (€149 million);
- dividends (€101 million);
- repayments of financial debt, net of increases in borrowing (€95 million).

III – OUTLOOK FOR 2008

The demand for consulting and IT services was sustaine throughout 2007 and into the beginning of 2008. The crisis the banking sector, triggered a few months ago by the massi

devaluation of assets, which it had to carry out, has up until now not had any repercussions on our sector of activity. No more so in the US than in Europe, has the Group seen a break in its rhythm nor any sign of a slowdown. Bookings are in line with forecasts and sales results for the 4th quarter have meant that the Group has started 2008 in good shape for growth. Having said this, it is not inconceivable that the difficulties of the banking sector will end up spreading to the whole economy and reach our own disciplines, in which case the Group would accelerate the implementation of a certain number of measures planned in its I³ transformation plan (*Industrialization, Innovation and Intimacy*). In this context the Capgemini Group today estimates that it will be able to record growth for 2008 (at constant rate and perimeter) of between 2% and 5%. The Group is in any case, confident in its ability to record a new improvement in its operating margin, bringing it to 8.5% (against 7.4% in 2007).

IV – COMMENTS ON THE CAP GEMINI S.A. FINANCIAL STATEMENTS

4.1 Statement of income

The Company's operating revenue for the year ended December 31, 2007 amounted to €204 million (including €203 million in royalties received from subsidiaries), compared with €183 million for 2006 (including €182 million in royalties). This increase was attributable to the growth in Group revenues.

Operating income came in at €165 million in 2007 compared to the year-earlier figure of €148 million. This improved performance stems chiefly from a rise in royalties, offset in part by a €4 million rise in operating expenses mainly attributable to advertising.

Net interest income amounted to €331 million compared to €21 million in 2006, reflecting:

- €436 million in income corresponding mainly to dividends received from subsidiaries (€77 million), interest income on cash and cash equivalents (€48 million), and releases of provisions on investments in subsidiaries in the Netherlands, Poland, Romania, Spain, Germany, Italy and France (€281 million);

- €105 million in expenses relating primarily to €35 million in provisions for the impairment of investments in certain subsidiaries (in Italy and France), as well as to interest expense on "OCEANE 2003" and "OCEANE 2005" bonds, and interest expense on loans granted to the Company by certain subsidiaries.

Net other expense came to €31 million in 2007, compared to net other income of €3 million in 2006. This reflects mainly a €25 million capital loss on the intragroup disposal of equity investments (sale of Cap Gemini Telecom Media & Networks Deutschland GmbH to Sogeti, the capital loss being entirely offset by the reversal of a corresponding write-down which was recorded in net financial expense), and withholding taxes of around €3 million.

After accounting for a tax income of €32 million, the Company posted a profit of €497 million in 2007, compared with a €195 million profit in 2006.

4.2 Balance sheet

Net investments rose from €6,530 million at December 31, 2006 to €7,709 million at December 31, 2007. This €1,179 million increase is mainly attributable to:

- various capital increases totaling €1,175 million, essentially relating to US, French, German, Italian and Asia-Pacific subsidiaries, in particular €1,103 million for Capgemini North America Inc. in connection with its acquisition of Kanbay;
- a decrease in loans granted by the Company to certain subsidiaries in an amount of €170 million, in particular a €129 million loan granted to Capgemini North America Inc. in view of its acquisition of a 14.70% interest in Kanbay in November 2006;
- a net release of provisions on investments in certain subsidiaries for a total of €231 million;
- the sale of equity investments for €59 million concerning German, Polish, Romanian and French subsidiaries;
- the acquisition of treasury shares for €1 million in connection with a liquidity contract.

Shareholders' equity stood at €7,699 million, representing an increase of €431 million on the previous year-end. This increase essentially corresponds to the difference between (i) net income for 2007 (€497 million) in addition to the exercise of 1,343,701 stock options by Group employees (resulting in cash inflows of €34 million), and (ii) the payment of a dividend on April 30, 2007 amounting to €0.70 per share on the 144,081,809 shares comprising the Company's share capital at December 31, 2006, representing a total amount of €101 million.

Financial debt came to €1,534 million at December 31, 2007, up €262 million compared to end-2006, due in particular to the increase in intragroup debt resulting from the implementation of the cash pooling arrangement in respect of which the Company acts as the centralizing entity.

Cash and cash equivalents net of financial debt came to a negative €102 million at December 31, 2007, versus a positive balance of €621 million a year earlier. Changes in cash and cash equivalents net of finance debt are mainly attributable to the €1,103 million capital increase carried out in 2007 by Cap Gemini S.A. in favor of its subsidiary Capgemini North America Inc. in order to finance its acquisition of Kanbay.

4.3 Results appropriation

At the Annual Shareholders' Meeting of April 26, 2007, the Board of Directors recommended a return to its policy of distributing one-third of consolidated profit for the year. In 2006, the Board distributed around half of consolidated profit to mark Cap Gemini's return to profitability and its confidence in the Group going forward. Following approval of the shareholders, the Company paid a €0.70 dividend on each of the 144,081,809 shares making up the share capital at December 31, 2006.
This year, the Board of Directors recommends maintaining its policy of distributing one-third of consolidated profit. Based on consolidated profit of €440 million in 2007 (i.e., €3.03 per share outstanding at December 31, 2007), this recommendation – if accepted – would result in the payment of a €1 dividend on each share carrying dividend rights at January 1, 2007, representing a

total dividend of €145,425,510, or 33% of consolidated profit. As profit distributable by the parent company amounts to €496,620,020.93, the balance would be allocated to (i) the legal reserve in an amount of €1,074,961.60, bringing the total legal reserve to €116,340,408 and thereby entirely funded; and (ii) retained earnings for the remaining amount (€350,119,549.33).

The Board of Directors recommends setting the first date for payment of the dividend on Thursday, April 24, 2008. This dividend will be fully eligible for the 40% tax rebate referred to in sub-paragraph 2, paragraph 3 of article 158 of the French Tax Code for individuals subject to personal income tax in France.

Pursuant to article 243 bis of the French Tax Code, the Shareholders' Meeting is also reminded that a dividend of €0.70 per share was distributed for the 2006 financial year, a dividend of €0.50 per share for the 2005 financial year (entirely eligible for the 40% tax rebate), and that no dividend was distributed for 2004.

4.4 Share capital and ownership structure

In the course of 2007, the Company's share capital increased from €1,152,654,464 to €1,163,404,080 following:

- the issue of 1,343,701 shares upon the exercise of stock options granted in prior years to Group employees;
- the issue of a share further to a request for the conversion of an OCEANE bond issued in 2005.

Pursuant to article L. 233-13 of the French Commercial Code (*Code de commerce*), the Board of Directors informs shareholders that based on notifications received during the year, no shareholder directly or indirectly holds at the balance sheet date more than 5% of the Company's share capital and voting rights.
Furthermore, during the year:

- Goldman Sachs Asset Management LP reduced its interest to below the legal disclosure threshold of 5% of the Company's share capital and voting rights;
- Morgan Stanley & Co International Plc increased its interest to above and reduced its interest to below the legal disclosure threshold of 5% of the Company's share capital and voting rights;
- Groupe Société Générale successively, directly and indirectly, exceeded then fell below, then once again exceeded and once again fell below the legal disclosure threshold of 5%;
- As its shareholdings are no longer aggregated with the shares held by the Barclays Group management companies, Barclays Bank Plc fell below the legal disclosure threshold of 5%;
- The Barclays Group management companies, which act independently of the parent company but are assumed to act in concert with each other, successively exceeded then fell below the legal disclosure threshold of 5% of the Company's share capital and voting rights.

4.5 Stock options

The Extraordinary Shareholders' Meeting of May 12, 2005 authorized the Board of Directors to grant stock options to certain employees of the Company and its subsidiaries in France and other countries. The authorization was given for a period of 38 months commencing May 12, 2005 and the number of shares to be subscribed on exercise of the options was limited to six million. The Board of Directors used this authorization, which set up the Sixth Stock Option plan, and during 2007 granted options on 2,332,500 shares to 893 Group employees. For 400,000 shares (options granted on April 1, 2007), the option exercise price was set at €55 per share and for the remaining 1,932,500 shares (option granted on October 1, 2007), it was set at €44 per share. In both cases the price represented the average of the prices quoted for the Company's shares over the 20 trading days preceding the date of grant.

It should be noted that, at the proposal of the Selection & Compensation Committee, the Board of Directors decided to apply a restrictive provision with respect to the options granted to beneficiaries who are members of the Group Managemen[t] Board, namely that shares issued on exercise of 20% of the option[s] granted on October 1, 2007 must be held in registered form unti[l] October 1, 2015, irrespective of the date on which said option[s] are exercised. This decision was made despite the fact that it i[s] not required under French law, which only refers to corporat[e] officers.

In the event of a notice of authorization of a tender offer or publi[c] exchange offer for the Company's shares published by the Eurolis[t] market of Euronext Paris S.A., option holders would be entitle[d] to exercise all of their remaining unexercised options immediatel[y] without waiting for the end of the vesting period specified at th[e] time of grant.

During 2007, 1,296,776 shares were subscribed on exercise [o]f options granted under the Fifth Plan and 46,925 shares we[re] subscribed on exercise of options granted under the Sixth Pla[n] representing a total of 1,343,701 shares (equal to 0.92% of th[e] share capital at December 31, 2007). No further shares coul[d] be subscribed under the first four plans, for which the exercis[e] periods expired on November 1, 1995, April 1, 1999, April [1] 2002, and December 1, 2006 respectively.

4.6 Employee shareholdings

Pursuant to article L. 225-102 of the French Commercial Cod[e] the Board of Directors informs the shareholders that as [of] December 31, 2007, the Capgemini – Sogeti investment fun[d] (formerly the Transiciel investment fund) held 0.05 % of th[e] Company's share capital following the contribution of all of i[ts] shares to the public exchange offer launched by Cap Gemini [o]n Transiciel's shares in December 2003.

4.7 Authorization to buy back the Company's shares

The shareholders are reminded that the 2006 Ordinary Shareholders' Meeting renewed the authorization granted to the Company to buy back its shares under certain conditions. This authorization was used in 2007 in connection with the ongoing liquidity contract set up with Crédit Agricole Cheuvreux (CA Cheuvreux) on September 30, 2005 with a view to improving the liquidity of the Cap Gemini share and the regularity of its quotation. In 2007, CA Cheuvreux acquired 1,388,282 Cap Gemini shares on behalf of Cap Gemini S.A., at an average price of €47.10 per share. These shares represented 0.95% of Cap Gemini S.A.'s capital at December 31, 2007. During the same period, CA Cheuvreux also sold 1,341,522 Cap Gemini shares at an average price of €47.95 per share. Negotiation fees relating to the acquisition and sale of Cap Gemini shares over the period amounted to €149,624, excluding fees paid to CA Cheuvreux. At December 31, 2007, the position of the liquidity contract showed 127,040 treasury shares, representing 0.09% of Cap Gemini's capital at that date and approximately €8,273,900 of cash available (out of a total liquidity line of €10 million allocated to the contract). These shares were worth €5,027,327 on the basis of their acquisition price and €5,462,720 on the basis of the closing price for Cap Gemini shares on December 31, 2007.

The shareholders are informed that Cap Gemini also purchased 2,000,000 of its own shares through CA Cheuvreux between January 17 and January 25, 2008, at an average price of €34.48 per share. These share buy-backs, representing 1.4% of the Company's capital at December 31, 2007, are aimed at neutralizing part of the potential dilution relating to financial instruments giving access to the company's share capital, in particular of employee share-based incentive instruments.

As this authorization is only valid for 18 months, we are asking shareholders to replace the 2006 authorization with a similar authorization to allow the Company to:

- provide liquidity for the Cap Gemini share within the scope of a liquidity contract;
- award shares to employees and corporate officers (on the terms and by the methods provided for by law), in particular in connection with the allocation of shares free of consideration, the company savings plan or an international employee stock ownership plan;
- remit the shares thus purchased to holders of securities convertible, redeemable, exchangeable or otherwise exercisable for Cap Gemini S.A. shares upon exercise of the rights attached thereto in accordance with the applicable regulations (including the possibility of exercising the call options purchased on June 27, 2005, for the purpose of neutralizing the potential dilutive impact of the "OCEANE 2003" bonds);
- purchase shares to be retained with a view to remitting them in future in exchange or payment for potential external growth transactions;
- cancel the shares thus purchased subject to adoption of the twelfth resolution of the Extraordinary Shareholders' Meeting included in the agenda of the Shareholders' Meeting of April 17, 2008.

To this end, the Board of Directors is seeking a maximum 18-month authorization for the Company to buy back shares representing up to 10% of its capital, at a maximum price of €70 per share, these purchases taking place within the scope of:

- articles L. 225-209 et seq. of the French Commercial Code which also allow an authorization to be granted to the Board of Directors to cancel some or all of the shares purchased, up to 10% of its capital by 24-month period;
- European Regulation No. 2273 of December 22, 2003 that came into effect on October 13, 2004.

4.8 Compensation of directors

• Compensation of managing directors

The total gross remuneration (fixed + variable) paid to the two managing directors in and for 2007 breaks down as follows:

(in euros)	**Amount paid in 2007 and 2008 for 2007**	**Amount paid in 2007 (2007 fixed and 2006 variable)**
Serge KAMPF		
Fixed	780,000	780,000
Variable	620,100	562,000
Total	**1,400,100**	**1,342,000**
Paul HERMELIN		
Fixed	1,200,000	1,200,000
Variable	966,000	830,500
Total	**2,166,000**	**2,030,500**

As is the case for all the Group's managers and in accordance with a formula that has been applied in Cap Gemini for more than 30 years, the variable portion of the two managing directors' compensation consists of two halves, V1 calculated on the basis of the Group's consolidated results and V2 calculated on the basis of the attainment of several personal objectives that have been set for them for the fiscal year in question.

For 2007 (variable part paid in March 2008)

1) for Serge Kampf, each of these two portions (V1 and V2) were for €260,000 in the event that the objectives set were fully attained.

- for the V1 portion, the calculation of the percentage of attainment of the Group's main consolidated financial objectives (revenues, gross operating margin, costs of shared services) resulted in a combined total of 122%, representing a V1 portion for Serge Kampf of €260,000 x 1.22 = €317,200;
- for the V2 portion, the calculation of the degree of attainment of each of the seven personal objectives that had been set for him for the fiscal year resulted in a total of 116.5/100, corresponding to a V2 portion of €260,000 x 1.165 = €302,900.

His total actual variable compensation was therefore €620,100, representing 119.25% of his theoretical variable compensation (€520,000), and his total compensation was €1,400,100 or 107.7% of his theoretical total compensation.

2) for Paul Hermelin, each of these portions (V1 and V2) were for €400,000 in the event that the objectives set were fully attained.

- for the V1 portion, the calculation of the percentage of attainment of the Group's main consolidated financial objectives (revenues, gross operating margin, costs of shared services) resulted in a combined total of 122%, representing a V1 portion for Paul Hermelin of €400,000 x 1.22= €488,000;

- for the V2 portion, the calculation of the degree of attainment of each of the seven personal objectives that had been set for him for the fiscal year resulted in a total of 119.5/100, corresponding to a V2 portion of €400,000 x 1.195 = €478,000.

His total actual variable compensation was therefore €966,000, representing 120.75% of his theoretical variable compensation (€800,000), and his total compensation was €2,166,000, or 108.3% of his theoretical total compensation.

It should also be noted that:

- as in previous years, Serge Kampf and Paul Hermelin' performance appraisals for 2007 were discussed at th Selection & Compensation Committee, which submitted it recommendations to the Board of Directors where they wer debated, approved and adopted;

- Serge Kampf and Paul Hermelin are on the list of beneficiaries o a supplementary collective pension scheme implemented by th Company in favor of senior executives regarded as having made significant and lasting contribution to the Group's development.

- Serge Kampf and Paul Hermelin did not receive any fring benefits (medical assistance, housing, company car, cell phon products or services free of charge, etc.) during 2007, as wa already the case in previous years, nor did they benefit from ar specific provision related to indemnities for termination for ar reason whatsoever (removal from office, retirement, etc.);

- for the 19th consecutive year, Serge Kampf decided not to as the Company to reimburse the expenses he incurred in th performance of his duties (business travel, entertainment, etc with the exception of the high-speed TGV train travel betwe Paris and Grenoble, the historical headquarters of Cap Gemir where he has kept his main office and where a part of Grou corporate functions is still located.

• Attendance fees paid to directors for 2007:

(in euros)	**Amounts paid for 2007**	**Amounts paid for 20**
Daniel BERNARD	33,000	42,0
Christian BLANC	0	12,0
Yann DELABRIERE	56,000	40,0
Jean-René FOURTOU	47,000	44,0
Paul HERMELIN	36,000	42,0
Michel JALABERT	54,000	42,0
Serge KAMPF	67,000	50,0
Phil LASKAWY*	36,000	49,0
Thierry de MONTBRIAL	39,000	33,0
Ruud van OMMEREN*	59,000	62,0
Terry OZAN*	39,000	39,0
Bruno ROGER	27,000	30,0
Ernest-Antoine SEILLIERE	0	16,0
TOTAL	**493,000**	**501,0**

* as required by law, the Company deducted withholding tax on the amounts paid to these three non-resident beneficiaries.

• **Attendance fees paid to non-voting directors for 2007:**

(in euros)	Amount paid for 2007	Amount paid for 2006
Pierre HESSLER	39,000	39,000
Marcel ROULET	33,000	39,000
Geoff UNWIN*	27,000	30,000
TOTAL	**99,000**	**108,000**

* as required by law, the Company deducted withholding tax on the amounts paid to this non-resident beneficiary.

The total amount of attendance fees paid to directors and non-voting directors for 2007 represents €493,000 + €99,000, i.e., €592,000 (or €551,750 after deduction of withholding tax for non-resident beneficiaries).

Stock options

The Board of Directors decided to grant a tranche of stock options on October 1, 2007, with an exercise price of €44. Paul Hermelin did not receive any of these options. Four of the nine members of the Group Executive Committee and four of the other six members of the Group Management Board received 2.3% and 4.5% of the total number of options granted, respectively.

The shareholders are reminded that the Board of Directors imposed a restriction for members of the Executive Committee and Group Management Board benefitting from the stock option grant. Pursuant to this restriction they are obliged to hold 20% of the shares issued on the exercise of said options in registered form until October 1, 2015, irrespective of the exercise date.

During 2007, Paul Hermelin exercised 80,000 options that had been granted to him in October 2002 at a price of €24 and which vested in October 2007.

Serge Kampf has never requested and has never been granted any stock options.

4.9 Directorships and other functions held by directors

The Board of Directors draws shareholders' attention to the fact that the "Registration Document" attached to the Annual Report given to each shareholder upon entering the meeting specifies the list of directorships and other functions held by each of the directors in other companies.

4.10 Transactions carried out by members of the Board of Directors (including non-voting directors) and other senior managers involving the Company's securities

The table below presents a summary of transactions carried out by directors involving the Company's securities, based on AMF disclosures and on article 223-26 of the AMF's General Regulations:

Number of shares	
Purchased	**Sold**
84,493	**268,000**

4.11 Renewal of the terms of office of two non-voting directors

The Board of Directors is asking you to renew for a two-year period the terms of office of the non-voting directors Pierre Hessler and Geoff Unwin, who were appointed by the General Shareholders' Meeting of May 11, 2006 and whose terms of office expire at the close of this Meeting. A separate resolution is submitted for each renewal. You are reminded that the General Shareholders' Meeting of May 11, 2006 decided to reduce the term of office of non-voting directors from six to two years.

4.12 Statutory Auditors

The Board of Directors draws shareholders' attention to the fact that the terms of office of the Company's two principal Statutory Auditors, PricewaterhouseCoopers Audit and KPMG, expire at the close of this Meeting and is seeking to renew the appointment of these two firms for a six-year period. A separate resolution is submitted for each renewal.

The terms of office of the two substitute Statutory Auditors also expire at the close of this Meeting. The Board of Directors is asking you to appoint Etienne Boris as substitute Statutory Auditor for PricewaterhouseCoopers Audit (to replace Philippe Gueguen), and to appoint Bertrand Vialatte as substitute Statutory Auditor for KPMG SA (to replace Guillaume Livet).

V – ENVIRONMENTAL AND SOCIAL IMPACT OF THE GROUP'S OPERATIONS

A specific section of the Registration Document (see pages 47 and seq.), entitled "Corporate social responsibility, sustainability and social stewardship", explains the Group's policy with regard to human resources (changes in headcount, career development, role of the Capgemini University), the environment, and its relations with external business partners, namely customers, suppliers and the general public at large.

VI – FINANCING POLICY AND MARKET RISKS

Detailed information relating to (i) Capgemini's cash and cash equivalents and financial debt; and (ii) the Group's use of derivatives to manage its interest and currency risks is provided in Note 16 to Capgemini's consolidated financial statements for the year ended December 31, 2007.

6.1 Financing policy

Cap Gemini's financing policy is intended to provide the Group with adequate financial flexibility and is based on the following main criteria:

- A moderate use of debt leveraging: over the last ten years Capgemini has strived to maintain a limited level of net debt (and even a positive net cash position), including with respect to financing external growth. By paying for the bulk of its acquisitions in shares, the Group has pursued the dual aim of maintaining a solid financial structure and implicating as far as possible the employees transferred to the Group as a result of these acquisitions in their success.
- A high degree of financial flexibility: Capgemini aims to ensure a good level of liquidity as well as durable financial resources, which means maintaining:
  - a high level of available funds (€2,151 million at December 31, 2007), which could be expanded further by a €500 million undrawn multi currency syndicated line of credit (expiring on November 14, 2011) which is backing a €550 million commercial paper program;
  - durable financial resources: at December 31, 2007, 69% of the Group's financial liabilities (excluding accounts payable) fall due beyond two years (see Note 23.III.C.).
- Diversified financing sources adapted to the Group's financial profile: Capgemini seeks to maintain a balance between bank financing (including the above-mentioned syndicated credit line, use of leasing to finance property and IT equipment in particular) and market financing (issue of OCEANE bonds convertible and/or exchangeable for new or existing shares for €460 million in June 2003 and €437 million in June 2005 (see Note 16.II)). Lastly, the appropriate balance between the cash cost of financing and the return on cash investments, including the corresponding tax treatment, as well as the potential dilutive impact for Cap Gemini shareholders, are determining factors for the Group in its choice of financing sources. In this regard, with the issue of the OCEANE 2005 bonds Cap Gemini decided to neutralize the potential dilutive impact of the OCEANE bonds issued in June 2003 via the purchase of call options on 9,019,607 of its own shares (see section 4.7 above).

6.2. Market risks

- <u>Currency risk:</u> The Group is exposed to two types of currency risk that could impact earnings and equity: risks arising on translation of the foreign currency accounts of consolidated subsidiaries whose functional currency is not the euro, and operational risks arising on operating and financial cash flows which are not denominated in the entities' functional currency.

  Capgemini does not hedge risks arising on the translation of the foreign currency accounts of consolidated subsidiaries whose functional currency is not the euro.

Furthermore, the Group has limited exposure to currency risks on operating items due to the fact that the bulk of its revenue is generated in countries where operating expenses are also incurred. However, the growing use of offshore production centers in Poland, India and China exposes Capgemini to currency risk with respect to some of its production costs.

The Group has implemented a policy aimed at minimizing and managing currency risks, resulting in particular from the growing share of Group operations in India, its main offshore productior center. Where customer contracts exceeding two years do not contain a price adjustment clause in the event of exchange rate fluctuations, the Group sets up hedges based on the following principles:

- the hedging strategy is defined by the Group's Chief Financia Officer based on a quarterly reporting tool which analyze exposure to currency risks arising on intragroup operation involving India over two-year rolling periods;
- hedges mainly take the form of forward foreign exchang contracts which are implemented and monitored locally;
- the impacts of hedges are recorded in accordance with hedg accounting rules.

In 2007, the Group hedged almost 75% of its foreign exchang risk (US dollar, euro and pound sterling) against the India rupee, representing a total hedged amount of the equivalent c approximately €180 million (euro-equivalent). These transaction enabled the Group to partly palliate the slide of over ten percen in the US dollar against the Indian rupee during 2007. Th impact of cash flow hedges is described in Note 24 – "Hedg accounting".

In addition to currency risk arising on offshore productio centers, Capgemini is exposed to the risk of changes in exchang rates in respect of:

- intragroup financing transactions: as intercompany lending an borrowing is systematically hedged (using currency swaps), th impact of changes in exchange rates on consolidated earnin and equity is negligible.
- fees paid to the Group by subsidiaries whose functional curren is not the euro. Although the Group does not systematical hedge this risk, the impact of changes in exchange rates c earnings and equity is not material due to the short avera period separating the date of invoicing and the date payme is received.

The Group's exposure to currency risks arising from transactio recognized at December 31, 2007 by Group subsidiaries ar denominated in currencies other than their respective function currencies, is as follows:

in millions of euros	December 31, 2007				
	Euro	US dollar	Pound sterling	Swedish krona	Other (1)
Total assets	72	115	118	4	24
Total liabilities	(54)	(72)	(405)	(2)	(15)
Exposure to currency risks before hedging	18	43	(287)	2	9
Amounts hedged	(16)	(18)	278	-	(6)
Exposure to currency risks after hedging	2	25	(9)	2	3

(1) Other currencies essentially include Swiss francs, Canadian dollars, Polish zlotys and Norwegian krona.

At December 31, 2007, amounts hedged mainly concern Cap Gemini S.A. for intercompany financing transactions, and Group subsidiary Capgemini Consulting India Private Ltd. for its subcontracting activities realized for other Group regions.

- Interest rate risk: Capgemini's exposure to interest rate risk should be analyzed in light of:
  - the Group's cash position: at December 31, 2007: Capgemini had €2,151 million in cash and cash equivalents (including €1,594 million invested at market rates), versus €1,245 million in gross financial debt;
  - the Group's conservative policy with respect to management of interest rate risk: only 38% of gross financial debt was at variable rates, of which the large majority (35%) was at capped variable rates (see Note 16 – "Net cash and cash equivalents", section II).

  Consequently, based on the average level of cash and cash equivalents and of financial debt in 2007, a 100-basis point rise in interest rates would have a positive impact of around €17 million on Capgemini's net finance costs. Conversely, a 100-basis point fall in interest rates would have an estimated €17 million negative impact. The main exposure to interest rate risk is at the level of Cap Gemini S.A., which represented around 78% of Group financing and 54% of Group cash and cash equivalents at December 31, 2007.

- Equity risk: The Group does not hold any shares for financial investment purposes, and does not have significant interests in listed companies. However, it holds treasury shares resulting from the implementation of a liquidity contract under its share buyback program (the associated liquidity line amounts to €10 million). At December 31, 2007, 127,040 treasury shares were held in connection with this contract. The impact on profit and equity of a change in the price of the Cap Gemini share is therefore negligible.

- Liquidity risk: Financial liabilities comprise mainly borrowings as well as certain accounts and notes payable (see Note 23 – "Financial instruments"). A detailed analysis of financial debt is presented in Note 16 – "Net cash and cash equivalents", while Note 24 – "Financial Instruments", section c), indicates the timing and future cash payments associated with financial liabilities.

  The financial liabilities whose early repayment could expose the Group to liquidity risk are mainly the two convertible bonds (OCEANE 2003 and OCEANE 2005).

  To manage the liquidity risk that may arise on either early or contractual repayments of financial liabilities, the Group has set up a conservative financing policy (see section 6.1 above) mainly based on:
  - prudent use of debt leveraging, coupled with limited use of any clauses that could lead to early repayment of financial debt;
  - maintaining a high level of available funds at all times (€2,151 million at December 31, 2007), which could be increased by the multi-currency syndicated line of credit for €500 million (undrawn to this date);
  - active management of the due dates of financial liabilities, in order to limit the concentration of debt maturities;
  - use of diverse sources of financing, allowing the Group to reduce its reliance on certain categories of lenders.

- Credit risk: Financial assets which could expose the Group to a credit or counterparty risk mainly relate to:
  - accounts and notes receivable: at December 31, 2007, accounts receivable less totaled €1,528 million (see Note 14 – "Accounts and notes receivable"). The Group's largest client, a major British public body, contributes 13% of Group revenues, while the second-largest client accounts for just 3%. The top 10 clients collectively account for 29% of Group revenues, and the top 30 a little under 42%. The creditworthiness of these major clients and the sheer diversity of the other smaller customers help limit credit risk. The economic environment could impact the business activities of the Group's clients, and consequently the amounts receivable from these clients. However, the Group does not consider that any of its clients, business sectors or geographic areas present a material risk of non-collection. At December 31, 2007, provisions for doubtful accounts amounted to €14 million.
  - financial investments: in accordance with Group policy, cash balances are not invested in equity-linked products, but in negotiable debt securities (certificates of deposit and commercial paper) or short-term money-market funds, generally maturing in less than one year. Minimum credit rating and diversification rules also apply. At December 31, 2007, short-term investments totaled €1,594 million (see Note 16 – "Net cash and cash equivalents") and comprise mainly negotiable debt securities (certificates of deposit and commercial paper) maturing within three months, issued by highly rated companies or financial institutions (minimum rating of A2/P2 or equivalent). Consequently, these short-term investments do not expose the Group to any material credit risk.

In line with its policy for managing currency and interest rate risks, Capgemini also enters into hedging agreements with leading financial institutions. As a result, counterparty risk can be deemed negligible.

At December 31, 2007, Capgemini had not granted material loans to any individuals or external legal entities, employees or non-consolidated entities.

VII – FINANCIAL AUTHORIZATIONS

7.1 Authorization to cancel shares acquired under the buyback program

As stated above, the Board of Directors is seeking shareholders' authorization to cancel some or all of the shares purchased pursuant to articles L. 225-209 et seq. of the French Commercial Code (the authorization to buy back shares is described in section 4.7 of this report), for up to 10% of its capital by 24-month period.

7.2 Delegations of authority to increase the share capital

Pursuant to the delegations of authority given to the Board of Directors by the Extraordinary Shareholders' Meeting of May 11, 2006, the Board was granted a 26-month authorization to:

- increase the share capital by capitalizing reserves;
- issue new shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of deb· instruments, with or without pre-emptive subscription rights;
- increase the amount of the issues if the requests for shares exceed the number of shares on offer, up to 15% of the initial issue at the same price as for the initial issue ("Greenshoe" options);
- issue shares and/or securities convertible, redeemable, exchangeable o·· otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments, as payment for shares tendered to a public exchange offer made by the Company or contributions in kind to the Company of shares or securitie. convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company.

The overall limits on the amounts of the issues that could be decided pursuant to the delegations of authority given to the Board were set at:

- a maximum nominal amount of €1.5 billion for capital increases paid up by capitalizing reserves;
- a maximum nominal amount of €450 million for capital increases with pre-emptive subscription rights, enabling the share capital to be increased to a maximum nominal amount of approximately €1.5 billion, and a maximum of €3 billion in total issuance amounts;
- a maximum nominal amount of €200 million for capital increase without pre-emptive subscription rights, enabling the shar capital to be increased to a maximum nominal amount o approximately €1.25 billion, and a maximum of €1.5 billio in total issuance amounts;
- a maximum aggregate nominal amount of €450 million and a aggregate issuance amount of €3 billion for securities convertibl redeemable, exchangeable or otherwise exercisable for ne shares of the Company, or granting a right to allocation of de instruments.

In 2007, the Board of Directors did not use any of these delegatio of authority, which expire on July 11, 2008.

In order to ensure that the Board of Directors is always in position to launch the issues that are considered best suited to th Company's needs as and when it deems appropriate, depending o market conditions, shareholders are asked to replace the existi delegations of authority with new delegations of authority of similar nature, with updated validity dates.

The overall limits on the amounts of the issues that may b decided pursuant to the new delegations of authority given the Board would increase slightly (except for the authorizati to implement capital increases paid up by capitalizing reserv and the authorization to issue new shares and/or securiti convertible, redeemable, exchangeable or otherwise exercisab for new shares of the Company or granting a right to allocati of debt instruments, without pre-emptive subscription rights) order to take into account growth over the last two years and t current level of equity within the Group. The new limits wou be as follows:

- a maximum nominal amount of €465 million (approximate 40% of the share capital as of December 31, 2007) for capi increases with pre-emptive subscription rights (instead €450 million under the previous delegation), enabling t share capital to be increased to a maximum nominal amount approximately €1.6 billion, and a maximum of €3.5 billion total issuance amounts (instead of €3 billion under the previo delegation);
- a maximum nominal amount of €200 million for capi increases without pre-emptive subscription rights (the same amo as under the previous delegation), enabling the share capital be increased to a maximum nominal amount of approximat €1.4 billion, and a maximum of €1.5 billion in total issua amounts (the same amount as under the previous delegatio In other words, in the event of the elimination of p emptive subscription rights, the total nominal amount capital increases (unchanged from the previous delegati would be capped at approximately 17% of the share capital a December 31, 2007;

- a maximum aggregate nominal amount of €465 million (instead of €450 million under the previous delegation) and an aggregate issuance amount of €3.5 billion (instead of €3 billion under the previous delegation) for securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments. The "Greenshoe» option will naturally be included in this maximum amount.

In the event that the Board of Directors uses any of these delegations of authority, the Statutory Auditors will draw up a special report for the attention of the General Shareholders' Meeting. Where these share issues are carried out without existing shareholders having pre-emptive subscription rights, the price of the shares issued, either directly or via securities convertible, exchangeable, redeemable or otherwise exercisable for shares, shall be at least equal to the weighted average price for the Company's shares during the three trading days prior to the date on which the price is set. This price may be reduced by a discount of up to 5%.

The Board of Directors retains the possibility of providing a non-transferable priority right for the shareholders with respect to such shares.

A table summarizing the delegations of authority and powers granted by the General Shareholders' Meeting to the Board of Directors with regard to share issues is provided on pages 149 to 152 of the Registration Document.

7.3 Issue of equity warrants ("Breton" warrants) within the framework of a public offer

Pursuant to the French law of March 31, 2006 transposing the Directive on takeover bids, within the framework of a public offer to acquire the shares of the Company, warrants may be issued to all shareholders to enable them to subscribe for shares of the Company under preferential conditions.

The Board of Directors considers that the issue of such warrants is a way of ensuring that the value of the Company is enhanced within the framework of a public offer in the interests of all shareholders. Such issues are strictly governed by French law and the AMF's General Regulations, in order to ensure compliance with the principles of good governance, equality between shareholders and equal treatment of potential initiators.

Accordingly, the Board of Directors is asking for authorization to issue warrants and to allocate them, without consideration, to all the shareholders, as provided by the law of March 31, 2006. These warrants would enable the shareholders to subscribe for shares of the Company under preferential conditions, it being specified that such warrants would lapse in the event that the offer, and any competing offer, should fail, be withdrawn or lapse. The number of warrants to be issued would be limited to the number of shares comprising the Company's capital at the time of issue and the nominal amount of the capital increase that could result from the exercise of these equity warrants would be capped at 25% of the share capital.

The resolution expressly provides that the Board of Directors should, at the time the warrants are issued, justify said issue in a report drawn up by a bank having no common interests with the Company. The report must explain the circumstances and the reasons why the offer is contrary to the shareholders' interests as well as the criteria and methods chosen to determine the exercise price of the warrants.

The Board of Directors may use this authorization within 18 months of the date on which the corresponding resolution is adopted by the shareholders, under the conditions provided for by law.

VIII – COMMENTS REGARDING EMPLOYEE SHARE OWNERSHIP

Shareholders are reminded that the Sixth Stock Option Plan authorized by the Extraordinary Shareholders' Meeting of May 12, 2005 will expire on July 12, 2008. The Board of Directors is not seeking the renewal of this Plan. However, it wishes to have at its disposal employee share-based incentive instruments, which are key to motivating Group employees and aligning their interests with those of the shareholders. Accordingly, the Board recommends an approach consisting of diversified instruments targeted to certain categories of beneficiaries. Shareholders are therefore asked to approve resolutions that will enable the Board of Directors to issue to Group employees and corporate officers (i) performance shares, (ii) redeemable share warrants (BSAAR) and (iii) shares in the context of an international employee stock ownership plan, it being specified that the performance shares that may be allocated to the Company's corporate officers would be limited to 5% of the total number of shares allocated to employees and corporate officers.

8.1 Allocation of performance shares

The Board of Directors is asking for authorization to allocate performance shares to employees of the Company and its French and non-French subsidiaries. The number of existing or new shares to be issued pursuant to this authorization may not exceed 1% of the share capital as of the date of the Board of Directors' decision. Up to 5% of this total number of performance shares may also be allocated to corporate officers of the Company or its subsidiaries, it being specified that in this case, the shares may not be sold by their beneficiary until the end of their term of office within the Company, or on the Board of Directors of the Company or one of its subsidiaries. These performance shares will only vest at the end of:

a) a period of two years, in which case the beneficiary will be required to hold the shares for an additional period of at least two years from the date on which they vest, or

b) a period of four years, in which case there will be no minimum holding requirement.

The Board of Directors may decide between the above two options and apply them alternately or concurrently, depending on regulatory provisions in force in the country of residence of the beneficiaries.

The exact number of shares vesting at the end of the two- or four-year period (depending on whether option a) or option b) is chosen) following the date of notification of the allocation, will be equal to the number of shares indicated on the allocation notice, multiplied by the percentage of achievement of the chosen performance measurement criteria, it being specified that:

- unless the Board of Directors subsequently makes a duly reasoned decision to the contrary, the performance of the Cap

Gemini share (measured over the year preceding the date on which the shares vest) compared to the average performance, measured over the same period, of a basket of ten securities of listed companies operating in the same sector as the Group in at least five countries in which the Group is firmly established (France, the United States, India, etc.) will ultimately condition the vesting of the shares;

- this performance will be measured by comparing the market capitalization of Cap Gemini with the average market capitalization (expressed in euros and based on constant exchange rates) of the ten companies composing the basket;
- no shares will vest if, during the year preceding the date on which the shares should have vested, the performance of the Cap Gemini share is less than 90% of said average performance;
- the number of shares to vest shall ultimately be equal to:
  - 60% of the number of shares initially allocated if the performance of the Cap Gemini share is at least equal to 90% of said average performance;
  - 100% of the number of shares initially allocated if the performance of the Cap Gemini share is higher than or equal to 110% of said average performance;

  and where the performance of Cap Gemini is in between 90% and 110% of said average performance, the percentage of shares to vest will be increased by 2% for each tenth of a percentage point within said range.

These two factors - progressive allocation and relative performance – should ensure that the system satisfies the interests of both shareholders (minimum performance threshold to be attained, progressive allocation) and beneficiaries (performance measured on a relative basis and not on the basis of the intrinsic stock price evolution, which is highly dependent on external factors).
By derogation, shares not subject to performance conditions may be allocated to certain employees, excluding members of the Group Management Board, subject to a maximum of 15% of the total number of shares allocated and to 1,000 shares per beneficiary.

Full powers would be granted to the Board of Directors to set the share allocation date and to decide on the list(s) of beneficiaries.

This authorization would be given for a period of 12 months.

8.2 Issue of redeemable share warrants (BSAAR)

The Board of Directors is asking for authorization to issue redeemable share warrants (BSAAR) to Group employees and corporate officers, to enable its key executives to share in the Group's success. The implementation of this authorization, which is granted for a period of 18 months from the date of the General Shareholders' Meeting, could ultimately lead to the issue, without pre-emptive subscription rights for the shareholders, of up to 3 million shares (approximately 2.06% of the capital as of December 31, 2007), representing a maximum nominal amount of €24 million. The Board of Directors will, at the appropriate time, draw up a list of persons authorized to subscribe to the redeemable share warrants, the number of warrants that may be granted to each of them. It will also set the exercise price(s) for the warrants to be issued (said price(s) will be at least equal to 120% of the reference share price) and the terms and conditions of the issue. The Board of Directors will set the subscription price of the warrants, after having taken into account the opinion of an independent expert, in accordance with the usual parameters affecting their value.
It should be noted that this scheme does not fall within the framework of a company savings plan.

8.3 International employee stock ownership plan

The Board of Directors reminds shareholders that, in orde to comply with the requirements of French law on employe shareholdings, the Extraordinary Shareholders' Meeting o May 11, 2006 authorized the Board of Directors, in the even that it uses one of the authorizations enabling it to increase th share capital, to decide if it is necessary to perform a cash capita increase via a share issue reserved for members of a compan savings plan (PEE) to be set up at that time, within the limit o 3,500,000 new shares.

The Board of Directors did not make use of this authorizatio which was given for a period of 26 months.

However, the Board commissioned a study of the tax and lega feasibility of an international employee stock ownership pla accessible to the majority of the Group's employees and compatibl with legislation in all countries where the Group is established.

In view of the complexity and cost of implementing such a plan, i would be available to all employees in countries having a sufficie workforce. As a rough idea, the plan could be implemented i around fifteen countries, representing nearly 95% of the Group employees.

The plan could either take the form of (i) a traditional employe share plan, enabling employees to subscribe for shares at discounted price, (ii) a leveraged plan embedding a bank financin arrangement aimed at making it more accessible to all employee or (iii) a combination of both types of plan, in which case Grou employees could opt for one type of plan or a mixture of the tw The amount invested by employees in the plan would be cappe at 25% of their gross annual salary or any lower amount set b the Board of Directors.

The Board is therefore asking shareholders to grant it a specific authorization, taking into account legal provisions regarding employee savings. Shareholders' are asked to approve two resolutions regarding this authorization. Under the first of these resolutions, the Board of Directors would be authorized to issue not only shares, but also other securities convertible, redeemable, exchangeable or otherwise exercisable for new shares and, where appropriate, to allocate shares free of consideration or other securities convertible, redeemable, exchangeable or otherwise exercisable for new shares in total or partial substitution for the discount. The purpose of such arrangements would be to make it possible to adapt the terms and conditions of the plan in certain countries where it would be difficult or costly to implement due to legal or tax constraints. The objective is to enable employees in all countries to participate in the plan under similar financial conditions, insofar as possible.
The specific authorization addressed by the twenty-second resolution would enable the Board of Directors to increase the capital by issuing new shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares. The number of new shares that could be issued under this authorization, which would expire on the day of the General Shareholders' Meeting to be called to approve the 2009 financial statements, would be capped at six million. Subscriptions would be reserved for employees of the Company and its French and non-French subsidiaries, provided that they participate in a Capgemini Group company savings plan. The issue price of the new shares would not be lower than 80% of the average price quoted for the Company's shares over the 20 trading days preceding the decision setting the start date of the subscription period. Full powers would be granted to the Board of Directors to define the other terms and conditions of subscription.

The Board of Directors is asking for a second authorization, to supplement this specific authorization, under the twenty-third resolution. The purpose of this second authorization is to enable the employees of certain non-French Group companies, having their registered office in countries where it would be difficult to implement the type of employee stock ownership plan described above due to local legal and tax constraints (such as the USA and certain North European countries), to participate in an employee savings plan under similar financial conditions to those available to other Group employees.

Accordingly, and in order to take into account local legal and tax constraints, shareholders are asked to approve the twenty-third resolution, which concerns the issue of up to two million new shares reserved for a Group company – Capgemini Employees Worldwide S.A.S. - designated for this purpose. The employees of the countries in question would be able to participate, through this company, in a leveraged employee stock ownership plan, supported by a credit institution which would become the owner of the subscribed shares. If there are more subscription requests than anticipated and the number of shares to be issued exceeds the maximum authorized number, the number of subscriptions would be reduced in accordance with principles defined by the Board of Directors.

The issue price of the new shares would not be lower than 80% of the average price quoted for the Company's shares over the 20 trading days preceding the decision setting the start date of the subscription period. Full powers would be granted to the Board of Directors to define the other terms and conditions of subscription.

The total number of shares which may be issued pursuant to the first and second authorizations would be capped at six million (6,000,000) shares (approximately 4.12% of the share capital as of December 31, 2007), in other words the limitation referred to under the resolution relating to the first authorization.
The Law of December 31, 2006 allows companies to sell treasury stock at a discount. The Board of Directors may take advantage of this possibility to reduce, if necessary, the number of new shares to be issued, subject to the limitations imposed by law.

IX – UPDATING OF THE BYLAWS

The Board of Directors is asking for authorization to bring the time limit for reporting the crossing of the disclosure thresholds specified in article 10 of the bylaws "Disclosure thresholds" into line with the time limit for reporting the crossing of legal disclosure thresholds, in the interests of consistency and simplification. Accordingly, the time limit currently indicated in the bylaws (15 days from the time when shares are recorded in the account of a shareholder, causing that shareholder to cross the threshold of 1% of the capital or the voting rights or any multiple of said percentage) will be reduced to five trading days.

REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

A – ORGANIZATION OF THE WORK OF THE BOARD AND THE SPECIALIZED COMMITTEES

Cap Gemini is a French joint-stock corporation (*société anonyme*), whose Board of Directors decided on July 24, 2002, based on a recommendation put forward on the initiative of the then Chairman and Chief Executive Officer, Serge Kampf, to separate the functions of Chairman and Chief Executive Officer further to the authorization granted to the Board by the General Shareholders' Meeting of April 25, 2002 and within the scope of the New Economic Regulations law (NRE).

A.1 The Board of Directors

The Board of Directors currently comprises 11 members:

- two of these directors, **Daniel Bernard and Thierry de Montbrial**, were appointed at the General Shareholders' Meeting of May 12, 2005,
- nine were reappointed at the General Shareholders' Meeting of May 11, 2006. The directors in question are:

  - **Yann Delabrière**
  - **Jean-René Fourtou**
  - **Paul Hermelin**
  - **Michel Jalabert**
  - **Serge Kampf**
  - **Phil Laskawy**
  - **Ruud van Ommeren**
  - **Terry Ozan**
  - **Bruno Roger**

The Shareholders' Meeting of May 11, 2006 also decided, in response to the proposal of the Board of Directors, to reduce the term of office of directors of the Company from six years to four years (applicable with immediate effect to current terms of office). The terms of office of the two directors appointed in 2005 will expire at the General Shareholders' Meeting called in the first-half of 2009 to approve the 2008 financial statements, and the terms of office of the nine directors reappointed in 2006 will expire at the General Shareholders' Meeting called in the first-half of 2010 to approve the 2009 financial statements. The average age of the 11 directors will then be 68 (it is currently 66) and three directors will be over 75. All outgoing Board members will be eligible for reelection. However, article 11, paragraph 4 of the Company's bylaws stipulates that not more than one-third of directors in office may be over 75 (rounded up to the nearest whole number if appropriate).

The principal role of the Board of Directors is to determine the key strategies of the Company and its subsidiaries, and to ensure that these strategies are implemented. The Board place particular emphasis on managing the Group's 85,000 employee and thousands of managers, reflecting Cap Gemini's busines as a service provider. The Board meets at least six times a yea Meetings are convened by the Chairman in accordance with timetable decided by the Board at the end of the previous yea However, this timetable may be amended during the year i response to unforeseen circumstances or at the request of mo than one director. In 2007, the Board met six times, includin one Board meeting convened in India where the Group employe approximately 17,000 people in 2006. This represented a total 66 theoretical attendances for all directors combined; there we only four absences, giving an overall attendance rate of 94%.

These meetings last on average three hours. Approximately te days before the meetings, each director is sent:

- a detailed agenda which has been approved by the Chairman consultation with those directors who have submitted items f inclusion on the agenda and the members of Group Manageme responsible for preparing documentation concerning the ite to be discussed;
- and, if the agenda includes items requiring specific analysis prior consideration, supporting documentation prepared members of Group Management, supplying detailed, releva information to the directors in order that they may prepa their deliberations, provided that the transmission of th documentation carries no risk that sensitive information, or a information that should remain confidential prior to the Boa meeting, is disclosed to anyone but the Board members;
- a summary report comparing the performance of the Cap Gem share to that of various general and sector indexes and that its main competitors; and
- a table giving a breakdown of the last known consensus.

For a number of years, the Company's Board of Directors has appl the main corporate governance guidelines now recommended best practice. In particular, the Board has:

- prepared, adopted, amended and applied highly detailed inter rules of operation (see section A.3);
- set up four specialized Board committees – the Audit Commit the Selection & Compensation Committee, the Ethics Governance Committee and the Strategy & Investme Committee, each with a clearly defined role (see section A.
- indexed all attendance fees payable to directors (includ non-voting directors) to attendance at Board and commi meetings (see section A.5);
- periodically reviewed the personal situations of each directo light of the definition of independence provided under Fre corporate governance guidelines (a director is independ when he/she has no relationship of any sort with the Comp

the Group or its Management, that is likely to impair his or her judgment) and the numerous criteria applied in the different countries in which the Group operates. Based on the aforementioned reviews, seven out of the eleven Board directors (64%) qualify as «independent» under French corporate governance guidelines: Daniel Bernard, Yann Delabrière, Jean-René Fourtou, Michel Jalabert, Phil Laskawy, Thierry de Montbrial and Ruud van Ommeren.

The Board has also implemented a self-assessment procedure. This involved commissioning one of the three non-voting directors (Pierre Hessler) to prepare and send a detailed questionnaire to each director about the composition, operation and efficiency of the Board and its committees. The completed questionnaires were then collated and analyzed and a summary presentation was submitted to the Board of Directors for discussion. The questionnaire was divided into the following three main sections:

- an overall assessment of the 11 directors themselves: competence, availability, contribution to deliberations, complementarity, assiduity, solidarity, independence, prestige, etc.
- individual directors' opinions of Board meetings: number, length and period of notice of meetings, pertinence of the agenda, quality of information, dialogue with Management, discussions between directors, decisions made and strategic options chosen, as well as the quality of the minutes taken; and an assessment of the level of influence that the Board has – or should have – on the decisions taken by Management as well as the impact of committee recommendations on Board decisions, etc.
- finally, a certain number of miscellaneous issues relating, for example, to the conditions for possible changes in the composition of the Board and/or its committees or to changing the terms of reference of the four specialized committees.

A summary of the responses to this questionnaire was discussed at length during one of the Board's meetings and proposed improvements have been implemented. A fresh review of the operation of the Board and its committees and the quality of their work has been scheduled for 2008.

A.2 Non-voting directors

The Board of Directors is assisted by three non-voting directors:

- two of these non-voting directors are former directors who were appointed as non-voting directors in July 2002: **Pierre Hessler**, who replaced Phil Laskawy after Mr. Laskawy was appointed a director; and **Geoff Unwin**, replacing Chris van Breugel, who resigned as a non-voting director. The terms of office of these two non-voting directors were renewed at the General Shareholders' Meeting of May 11, 2006 which also decided, in response to the proposal of the Board of Directors, to reduce the term of office of non-voting directors of the Company from six years to two years. The terms of office of Pierre Hessler and Geoff Unwin will therefore expire at the forthcoming General Shareholders' Meeting.
- the third non-voting director, **Marcel Roulet**, was appointed as a non-voting director at the General Shareholders' Meeting of May 12, 2005 and his term of office, which was renewed for an additional two-year period by the 2007 General Shareholders' Meeting, will expire at the General Shareholders' Meeting called in the spring of 2009 to approve the 2008 financial statements.

All three non-voting directors attended all of the Board meetings held in 2007 (a combined total of 18 attendances).

A.3 Internal rules of operation

As provided for in article 16 of the Company's bylaws, internal rules of operation were drafted, discussed and adopted by the Board of Directors on July 24, 2002. This decision followed the resolution approved by the General Shareholders' Meeting of April 25, 2002, which authorized the separation of the functions of Chairman and Chief Executive Officer. On July 26, 2006, the Board made certain modifications and additions to the internal rules of operation, notably:

- the possibility of holding Board meetings using video conference or telecommunications facilities;
- the requirement for directors and non-voting directors to inform the French stock market authority (*Autorité des marchés financiers*), and the Company itself, of any transactions they may have carried out personally involving the Company's shares within five trading days of the execution of such transactions;
- an update to the rules governing share trading: notwithstanding the legal and regulatory provisions concerning insider trading, directors and non-voting directors must abstain from any direct, indirect or derivative transaction involving the Company's shares for a period of 15 trading days prior to the announcement of the Company's interim and full-year results, and for one trading day following such announcements; and
- a number of additional specifications to the general code of ethics.

These amended internal rules of operation:

- set out or provide additional details concerning the bases for exercising the various powers entrusted to the Board of Directors, the four specialized committees created by the Board, the Chairman and the Chief Executive Officer; As regards the role and powers of the Chief Executive Officer, the internal rules of operation stipulate that he must seek and obtain prior approval from the Board of Directors – or from its Chairman acting under delegated powers – for any decision which is of major strategic importance or which is liable to have a material effect on the financial position or commitments of the Company or on one of its principal subsidiaries. This applies in particular to:
  - the approval and updating of the three-year plan based on the strategy approved by the Board;
  - the contracting of strategic alliances;
  - significant changes to the structure of the Group or to its range of business activities;
  - significant internal restructuring operations;
  - financial transactions with a material impact – or a potential material impact – on the financial statements of the Company or the Group (in particular the issuance of shares or share equivalents);
  - acquisitions or disposals of assets individually worth more than €50 million;
  - increases or reductions in the capital of a major subsidiary;
  - specific authorizations concerning the granting of pledges, security and guarantees.
- list the main obligations under the code of ethics with which directors and non-voting directors of Cap Gemini S.A. undertake to comply throughout their term of office concerning, inter alia, the rules governing securities transactions.

A.4 Board committees

Almost eight years ago, following a recommendation by its Chairman, the Board of Directors decided on May 23, 2000 to set up three specialized committees (an Audit Committee, a Selection & Compensation Committee and a Strategy & Investments Committee). Each committee is tasked with studying in depth certain specific matters as well as reviewing and preparing the corresponding Board discussions, submitting proposals to the Board, and providing advice and recommendations to the Board on decisions taken. The initial appointment of directors and non-voting directors to these committees was decided by the Board of Directors at its meeting of September 13, 2000. Each committee elected its own chairman and has specific internal rules of operation that define its roles and responsibilities.

Following the appointment on May 12, 2005 of two new directors (Daniel Bernard and Thierry de Montbrial) and a new non-voting director (Marcel Roulet), on July 27, 2005 the Board of Directors decided, again on the initiative of the Chairman, to appoint a non-voting director and three or four directors to each of the three committees. The Chairman of the Board of Directors did not wish to be appointed to any of the three committees and allowed the committee Chairman to invite him to attend their various committee meetings at their discretion. At its meeting of July 26, 2006, the Board decided to set up a fourth committee called the Ethics & Governance Committee, whose terms of reference include Group corporate governance – previously included in the brief of the Selection & Compensation Committee. Serge Kampf was appointed to chair this new committee. The Board consequently adopted the new composition of the four committees as presented below. Lastly, at its meeting of February 14, 2007, the Board of Directors approved the internal rules of operation for each of the four committees. This consisted of an update to the rules already applying to the existing committees as well as a new set of internal rules of operation for the Ethics & Governance Committee.

These committees are tasked with reviewing and preparing Board discussions on specific matters that are subsequently discussed at full Board meetings in line with the Board's principle of collegiate responsibility. The committees should under no circumstances usurp the power of the Board which has sole decision-making power, nor undermine the collegiate solidarity of the Board of Directors which remains collectively responsible for the duties entrusted to them by law and by the General Shareholders' Meeting.

4.a Audit Committee

This committee assesses the appropriateness and the consistency of the accounting policies and methods used in the preparation of the full-year and interim financial statements, and checks the internal reporting and control procedures used to ensure the accuracy of financial information. The committee also assesses the various engagements conducted by the Statutory Auditors and gives it opinion on whether they should be reappointed.

The composition of this committee is currently as follows:

- Three directors: **Yann Delabrière** (Chairman), **Michel Jalabei and Phil Laskawy**
- One non-voting director: **Marcel Roulet**

This committee met six times in 2007, with an attendance rat of 92% (22 out of 24 attendances). At the beginning of 2007, reviewed the financial statements of the Group and the parer company for the year ended December 31, 2006 as well as th accounting treatment of significant events that took place durin that year. In the middle of the year, the Committee reviewe the Group's interim financial statements at June 30, 2007 an also focused on provisions set aside on certain major accoun and the process of integrating Kanbay into the Group. It als interviewed:

- Philippe Christelle, Internal Audit Director, on working method terms of reference and the findings of work carried out;
- François Hucher, Production and Quality Director, on operatior and developments at production centers and the role of th «flying squads» who perform audits on risk-sensitive project
- Lucia Sinapi-Thomas, Corporate Finance and Risk Managemer Director, on risk management in the pre-sale phase c major commercial proposals, potential strategic partnershi arrangements, framework client or supplier contracts with certai specific characteristics, etc. The Committee also held a speci meeting at which it interviewed the Statutory Auditors and w briefed on a number of technical accounting issues that requi improvement, and on recommendations for further enhancir the efficiency of the Group's control procedures. Finally, th Committee reviewed the conditions for renewing the terms office of the two Statutory Auditors (PricewaterhouseCoope and KPMG) which expire on April 17, 2008 and submitte recommendations to the Board on this matter.

4.b Selection & Compensation Committee

This Committee is tasked with monitoring the human resourc policies applied by Group companies to executive manageri posts (executive selection, changes in theoretical and actu compensation policy, setting objectives to determine the variab portion of compensation, stock option allocation criteria, care and succession planning, etc.) and making sure that these polici are both consistent – while complying with particular loc requirements – and closely aligned with individual and collecti performances in the Business Unit to which the manager concern belongs. It is consulted prior to any decisions concerning th appointment or replacement of Executive Committee membe and strategic Business Unit managers. The committee drafts ar presents recommendations to the Board concerning the proposa made by the Chief Executive Officer in relation to the fixed ar

variable compensation of executive managers, the Chairman's proposals on the compensation and performance assessment of the Chief Executive Officer, and its own proposals on the compensation and performance assessment of the Chairman. The committee also reviews the various types of employee incentive schemes (stock options, Group savings schemes, etc.) and submits proposals on this issue to the Board of Directors.
The composition of this committee is currently as follows:

- Four directors: **Ruud van Ommeren** (Chairman), **Michel Jalabert, Thierry de Montbrial and Terry Ozan**
- One non-voting director: **Pierre Hessler**

This committee met seven times in 2007, with an attendance rate of 91% (32 out of 35 attendances).
Besides matters relating to the general compensation policy applied by the Group in 2007, the committee reviewed compensation paid in 2006 (setting the variable portion) and 2007 (revising the fixed portion and setting individual objectives used at year-end to calculate the variable portion) to the Chairman of the Board of Directors, the Chief Executive Officer and the Group's key senior executives, for whom half of the variable portion of executive compensation is based on the percentage of attainment of quantified objectives set out in the Group budgets (consolidated revenues, operating income, cost of corporate functions, etc.), and the other half on the degree to which a certain number of personal objectives have been achieved.

The committee reviewed, and occasionally modified or completed, and submitted for final approval by the Board of Directors, the list of the beneficiaries of the 2,332,500 stock options granted on April 1, 2007 and October 1, 2007 to 893 Group employees. It recommended to the Board, above and beyond regulatory requirements, that the granting of stock options at October 1, 2007 to members of the Group Management Board be accompanied by a requirement that the grantees retain in their possession 20% of the share options exercised in registered form for a four-year period beginning on October 1, 2011. The Board of Directors accepted this proposal.
As in previous years, the committee interviewed the directors of the Group's strategic Business Units, who presented the key members of their management teams and their three-year business plans as well as programmed and emergency succession plan options.

Lastly, the committee reviewed the various share-based compensation plans that might be made accessible to all Capgemini Group employees (stock options exercisable on the basis of collective or individual performance, performance-based bonus share issues, regular equity warrants and equity warrants reserved for certain categories of employees or managers, multinational share-based compensation schemes, etc.). It presented its findings and recommendations on this matter at the first meeting of the Board of Directors held in 2008.

4.c Ethics & Governance Committee

This committee is tasked with verifying that the Group's seven core values are correctly applied and adhered to, defended and promoted by the Group's corporate officers, senior management and employees in all of its activities and in all subsidiaries under its control, in all internal and external communications – including advertising – and in all other acts undertaken in the Group's name. It is also briefed with overseeing the application of best corporate governance practice within Cap Gemini S.A.. The Ethics & Governance Committee is responsible for all matters relating to the selection, evaluation, independence and compensation of directors and non-voting directors, validating and updating succession plans put forward for the Group's senior management – including the Chairman and the Chief Executive Officer – and proposing to the Board of Directors any changes it considers relevant to its operations and composition (co-opting new directors, limiting their number, etc.) or to the corporate governance rules currently in force within the Group (for example, switching back to a traditional legal form combining the functions of Chairman and Chief Executive Officer, etc.).
The Ethics & Governance Committee currently comprises five directors: **Serge Kampf** (Chairman), **Daniel Bernard, Paul Hermelin, Phil Laskawy and Bruno Roger** (no non-voting directors currently sit on this committee). The committee met three times in 2007, with an attendance rate of 87% (13 out of 15 attendances): It reviewed the various corporate governance scenarios open to the Group without issuing any specific recommendations, and proposed that in the second half of 2007 the Board should discard the formula for allocating attendance fees adopted on July 26, 2006. This proposal was not accepted by the Board (see section A.5 below). It also debated several matters concerning the ethical considerations that guide all actions undertaken by the Group and interviewed Philippe Christelle, the Internal Audit Director, who presented a special report dealing with the ethical framework in which the Group operates, incentive and control procedures as well as the scope of the Internal Audit Department in this area. The committee also heard a presentation from the Group's General Secretary, Alain Donzeaud, on Corporate Social Responsibility which covers the following areas: measuring and enhancing employee relations throughout the Company; procedures implemented to check on compliance with ethical rules and behavior by Group managers (with suggestions concerning whistleblowing measures that have been partially adopted by the committee); and the impact that Corporate Social Responsibility has – or could have – on the Group's businesses, on the current chain of command and on its medium- and long-term development prospects, etc.

4.d Strategy & Investments Committee

This committee reviews and recommends or prioritizes the various strategic options that the Group may adopt to ensure its continued growth, profitability and independence; calibrates the investment required to implement each of these possible strategies; ensures that it has the necessary resources to oversee the subsequent implementation by Management of the strategy decided by the Board of Directors; assesses potential or strategically important alliances or acquisitions; and more generally, deliberates on any issue considered relevant to the Group's future and to guaranteeing operating and financial stability. The composition of this committee is currently as follows:

- Five directors: **Jean-René Fourtou** (Chairman), **Daniel Bernard, Paul Hermelin, Thierry de Montbrial and Bruno Roger**
- One non-voting director: **Geoff Unwin**

This committee met three times in 2007, with an attendance rate of 94% (17 out of 18 attendances). It devoted the bulk of its time to preparing, analyzing and following up on a summary document

sent to each director which:

- recaps the six major strategic decisions taken between 2002 and 2006: organizing the Group around four disciplines (Consulting Services, Technology Services, Outsourcing Services and Local Professional Services); boosting the share of Outsourcing Services in the business mix; expanding market share in the Business Process Outsourcing sector; strengthening Local Professional Services (reflected in the acquisition of Transiciel); continuing as a worldwide player and resisting any temptation to pull out of the North American market; and developing and rolling out an offshore industrial production model;
- provides information on short- and long-term trends in our markets and changes in our competitors' positions;
- analyzes the key challenges facing our Group: these are split into structural challenges affecting the Group's operational organization and cyclical challenges that need to be dealt with by means of objectives and action plans; and
- offers a series of pointers concerning acquisition-led growth.

The committee sought out the opinion and reservations of each director individually concerning the aforementioned document. Based on an analysis of this feedback it was able to update and flesh out the original document and report back to the Board with a number of suggestions.

During 2007, the committee also carried out in-depth analyses of a number of potential acquisitions and defined the Group's bargaining position in the event that it enters into negotiations.

A.5 Compensation of directors

In partial consideration of the directors' increasing workload and responsibilities, and for the time spent preparing for and actively participating in Board and committee meetings, the Company was authorized by the General Shareholders' Meeting of May 11, 2006 to pay attendance fees to directors within an overall ceiling of €700,000 per year. In July 2006, further to the Selection & Compensation Committee's proposal, the Board of Directors decided to implement a new formula for allocating attendance fees based on the following principles:

- the elimination of the fixed portion that was attributed based on position as director, non-voting director or committee member (except for the chairmen of the specialized committees and the Chairman of the Board of Directors, who continue to receive a fixed fee of €20,000 per annum in view of their special responsibilities and the heavy workload required to discharge their duties);
- the payment of a standard fee of €3,000 per attendance at official meetings of the Board or one of the four specialized committees. This fixed fee may be adjusted downwards in the event that as a result of circumstances, an exceptional number of meetings leads aggregate attendance fees to exceed the €700,000 threshold;
- the payment of attendance fees twice yearly on June 30 ar December 31, as opposed to once per annum as was previous the case.

A number of ideas were put forward at the Board of Directo: meeting of February 14, 2007. As compensation for directo and non-voting directors now lies within the remit of the Ethi & Governance Committee, the Board tasked that committ with analyzing the appropriateness of this formula for allocati attendance fees. At its meeting of June 13, 2007, the committ debated this issue at length and considered a number of possib amendments to the basis of allocation. Finally, it proposed alternative formula that (i) reintroduced an annual fixed porti calculated differently for voting and non-voting directors; (limited the number of meetings of each specialized committ to four per year (barring exceptional circumstances); and (i provided for a per meeting fee – uprated by 50% for memb of the Audit Committee. The Board of Directors considered t proposal at its meeting of July 26, 2007 and opted to stick w the formula it had approved in July 2006. In accordance with s formula, the total amount of attendance fees paid to directors a non-voting directors in respect of 2007 amounted to €592,0 (€323,000 for the first half of the year, and €269,000 for t second half), i.e., 85% of the maximum authorized ceiling.

B – INTERNAL CONTROL PROCEDURES IMPLEMENTED

The main events in 2007 were the rolling out of the Grou global strategic plan, known as «I^3» (Industrialization, Innovati Intimacy), and the ongoing implementation of the program transform the finance function (the "Green Project").

Within the scope of the "Industrialization" phase of the I^3 strate plan, which is aimed at improving the management of the increas proportion of our services delivered from delocalized product centers (mainly in India), the Group has devised and begun implement a new operating structure. Production center tea are now fully integrated into the same structure as our "onsho teams, particularly as regards performance measurement. providing global project coordination, this new operating mo delivers better estimates of business development budgets, more effective resource allocation, project tracking procedu and risk assessment.

As regards the Green Project, the following actions w implemented in 2007:

- the Group's main accounting principles and methods, as v as key requirements with regard to internal control were out in a manual entitled "TransFORM" and sent to all operat managers, project leaders, sales staff and other non-finan managers to ensure that the Group's accounting rules obligations are known and understood right across the Gro

This information forms the basis for one of the modules taught at Capgemini University, and may also be consulted on the intranet via e-learning tools.

transfer of part of the accounting function of our US subsidiary to a shared service center located in India, mirroring similar steps taken for the UK accounting function in 2006, and part of the French and Dutch accounting functions which were transferred to another shared services center in Krakow, Poland in 2005 and 2006;

roll out of the single integrated management system in several Group subsidiaries (notably, Sogeti in Spain, Belgium and Luxembourg). The system has gradually been deployed across the Group on a country-by-country basis since 2005 and comprises key functional components, including procurement management;

completion of the program aimed at shortening accounts closing deadlines launched at the end of 2005 and successfully implemented for the June 30, 2007, and the full-year 2007 accounts closing.

B.1 Objectives and principles of Group internal control procedures

Cap Gemini's internal control procedures are designed to create a general internal control environment that is tailored to the Group's specific business activities.

As defined by the committee set up by the French stock market authority to devise a blueprint for internal control in French companies subject to the requirements of the Financial Security law, internal control is a process that is developed and implemented by the Group with a view to ensuring:

- compliance with relevant laws and regulations;
- respect for the Group's core values and guidelines set out by Group Management;
- the correct application of instructions;
- the smooth functioning of the Group's internal control processes (particularly asset safeguarding procedures); and
- the reliability of the Group's financial information.

Internal control enhances operating effectiveness, the efficient use of resources and risk management, and plays a key role in the day-to-day management of the Group's different businesses. Irrespective of their quality and the success of their application by Group employees, internal control procedures cannot provide an absolute guarantee against risk, any more than they can guarantee that the Group's performance objectives are met.

Internal control procedures concern two levels of the Group's organization:

- Group Management has prepared, drafted, approved and distributed a set of rules and procedures known as the Blue Book which are binding throughout Cap Gemini S.A. and its subsidiaries. A copy of the Blue Book has been issued to each Group employee and compliance is mandatory irrespective of function, position or Business Unit. It outlines the overall security framework within which the Group's activities must be conducted, and describes the tools and methods to be deployed in order to exercise the necessary degree of control and reduce the risks identified in each of the Group's main functions.
- Individual Business Units supplement the Blu . Book with specific instructions designed to bring Group int. :nal control procedures into line with the relevant laws, regulations and customary practices in their country of operation, and to provide more effective control over specific local risks.

The Capgemini Group has had a central Internal Audit function for over 30 years. This department currently comprises a multidisciplinary team of 18 auditors reporting directly to both the Group's Chairman and its Chief Executive Officer. Internal Audit is tasked with reviewing the internal control procedures set up in the Strategic Business Units (SBU) and in the Business Units to ensure that they comply with the principles and rules laid down by the Group, and with the procedures devised by the individual Business Units to avoid or mitigate the risks to which they are exposed locally. Each Strategic Business Unit is audited in line with a bi-annual program that the Chairman and/or the Chief Executive have the power to modify in the event of a contingency (delays, major divergence from budgetary commitments, etc.). In 2007, the Internal Audit team performed 43 engagements in entities belonging to all of the Strategic Business Units and representing more than half of the Group's revenues. Each engagement represented an average of 32 field audit days and gave rise to a compulsory action plan to be implemented by the entity's management without delay in order to resolve the issues raised in the course of the audit. At the request of Group Management, in 2007 the Internal Audit Department also performed four special engagements to review specific situations.

At least once a year, the Internal Audit Director must report to the Audit Committee on the Department's work (particularly the preparation and processing of financial and accounting information) and to the Ethics & Governance Committee on compliance with the Group's ethical guidelines. However, the Internal Audit Director may at any moment draw up a special report for the Chairman or the Chief Executive Officer on any matter that he considers should be brought to their attention.

B.2 General organization of internal control

Internal control is the responsibility of Group Management and the central functions that report directly to it. It is based on a decentralized operating structure and a series of specific procedures.

2.a Central bodies involved in internal control

The respective roles of central bodies involved in internal control are as follows:

The Executive Committee, composed of nine members (see page 162 of the Registration Document), assists the Chief Executive Officer with the day-to-day management of the Group. It implements the broad strategies decided on by the Board of Directors, determines annual and rolling three-year budgetary targets and oversees their implementation, and, if necessary, takes corrective action to remedy any failures to deliver those objectives. In addition, it monitors the appropriateness of the Group's organization in light of changes in its business environment.

- The Group Management Board is composed of the nine members of the Executive Committee plus a variable number of other senior Group managers – currently six (see page 162 and 163

of the Registration Document). Its main brief is to contribute to the deliberations of the Executive Committee on any matter of general interest submitted to it, assist in the implementation of decisions taken and act as the Steering Committee for the I[3] program launched in October 2006.

- The Group Finance Department is tasked with preparing budgets and monitoring performance, management control, operational reporting, accounting, consolidation and accounting standards, treasury management, taxation, mergers and acquisitions and financial communications, etc.

The department is currently headed up by the Deputy Chief Executive Officer (also Chief Financial Officer), and also handles procurement, internal information systems and risk management during the upstream phase of commercial propositions. It also exercises control over the Production and Quality Department which is tasked with designing and disseminating in-house production methodologies, providing certification for certain categories of employees (project leaders and architects, etc.) and performing audits of risk-sensitive projects conducted by specialized teams known as "flying squads" (103 audits of this type were carried out in 2007).

- The General Secretariat has responsibility for:
  - Legal affairs, covering two departments: one dealing with problems encountered in international operations and all legal matters related to the Group's operating activities; and the other concerned with the functioning of the Group's governing bodies (the Board of Directors, specialized committees, Shareholders' Meetings, etc.) and any changes made to the Group's general legal structure.
  - The Human Resources Department, which is tasked with coordinating policies implemented in its sphere of competence by the Group's subsidiaries and monitoring the performance of managers with high potential.
  - Capgemini University, which provides Group managers and employees with the additional training they require (in new technologies, assuming commercial functions, enhancing ability to handle large-scale projects, personal leadership development, etc.) and also forms a natural and convivial meeting point.

- The Strategy Department, whose main role is to provide input and documentation for the deliberations on strategic issues by Group Management, the Board of Directors and its Strategy & Investments Committee.

- The Marketing and Communications Department, which is responsible for defining the guiding principles of the Group's internal and external marketing and communications strategies and ensuring they are applied by the operating subsidiaries.

- The Sales and Alliances Department, which is in charge of coordinating the Groups' sales policy, monitoring the management of major accounts and relations with the Group's key partners.

These bodies are supplemented by two ad hoc committees composed of the Chief Executive Officer, the Chief Financial Officer, the Director for International Legal Affairs and the General Secretary. Their task is to review and approve – within the scope of the restrictions placed on the powers of the Chief Executive Officer:

- together with the Director of Risk Management and the Director of Sales and Alliances: major business proposals to be prepared or up for discussion, offers of strategic alliances and master contracts with clients or suppliers with certain specific criteri[a] (Group Review Board);
- together with the Strategy Director, the M&A Director and th[e] appropriate Business Unit director: plans for acquisitions an[d] divestments up for discussion, selection or negotiation (M&[A] Committee).

2.b Control within a decentralized operating structur[e]

The Group's operations are based on a decentralized mod[el] consisting of basic operating entities (Business Units or BU[s]) grouped together into Strategic Business Units (SBUs).The BU[s] are deliberately kept small enough to allow their managers to for[m] strong relationships with their staff. Each BU has management an[d] performance measurement tools that allow the BU manager [to] remain in close contact with staff and clients and to contribute ful[ly] to the Group's results and development. BU managers are ful[ly] responsible for meeting quantifiable targets relating to financ[ial] performance (growth, profitability, etc.), business developmen[t], management quality and client satisfaction.

The seven main SBUs each have substantial manageme[nt] autonomy. Two of these units are each responsible for t[he] worldwide management of one of the Group's four disciplin[es]: one for Outsourcing Services and the other for Local Profession[al] Services (Sogeti). The Group's other two disciplines (Consulti[ng] Services and Technology Services) are organized into three maj[or] geographic SBUs: North America, Western Europe (the U[K], France, Spain and Portugal – but also Morocco, Argentina a[nd] Brazil) and Continental Europe (the Nordic countries, Benel[ux], Germany, Switzerland, Austria, Italy and the other central a[nd] eastern European countries) within which Asia-Pacific (excludi[ng] India) has been provisionally classified. The sixth SBU compri[ses] the Group's Indian staff (excluding those working in financ[ial] services) while the seventh, which was set up in 2007, [has] worldwide responsibility for Group financial services.

2.c Specific procedures:

The aim of specific procedures is to ensure efficient and tracea[ble] decision-making. The key processes mainly concern:

- **the delegation of decision-making powers and authorizati[on]**: the decision-making process applied within the Group is ba[sed]

on rules concerning the delegation of powers. These rules are regularly updated, comply with the principle of subsidiarity and define three levels of decision-making depending on the issues involved, corresponding to the three levels of Capgemini's organization:
- the BU, for everything within its scope of responsibility;
- the SBU, for everything that concerns the BUs under its authority;
- finally, the Group (Group Management, Executive Committee, etc.), for everything outside the scope of responsibility of a single SBU, for decisions which, by their nature, must be taken at Group level (acquisitions, divestments, etc.) or for other major operations whose financial impacts exceed well-defined materiality thresholds.

This process has been formalized in an authorization matrix which requires both prior consultation and the provision of sufficient information to the parties involved. Recommendations submitted to the final decision-maker must include the views of all interested parties as well as a balanced assessment of the advantages and drawbacks of each of the possible solutions.

- **a framework of general policies and procedures**: the Blue Book sets out the main principles and basic guidelines underpinning the Group's internal control procedures, and covers specific issues relating to the following areas:
  - the internal organizational structure;
  - human resources management;
  - finance function organization and procedures;
  - procurement organization and controls;
  - the Group's information and communication systems;
  - business knowledge management, sharing and protection;
  - production of services in a multinational context;
  - project management (sales, technical and financial aspects).

- **the project risk control process**: the Group has finalized a formal process designed to identify and control risks associated with the delivery of information systems projects ordered by clients, from pre-sale to acceptance and payment by the client of the last invoice for the project. This process differentiates between:
  - pre-sale controls;
  - technical controls during the project execution phase; and
  - business control.

- pre-sale controls: projects are increasingly complex, both in terms of size and technical specifications, especially in outsourcing (long-term commitments, sometimes involving transfers of assets, staff and the related obligations). As a result, identifying and measuring the risks involved is essential at all stages of the selling process, not only for new contracts but also for extensions or renewals of existing contracts. This risk analysis is based in particular on:
  - a reporting tool consolidating all commercial opportunities at Group level. Data concerning commercial opportunities are entered as and when identified, and are kept up to date throughout the sale process;
  - the validation, at the various organizational levels of the Group's operational structure and at the different stages of the selling process (from qualification of an opportunity as investment-worthy from a Group perspective to the contract signing, via the submission of service proposals, often in several stages), of the main characteristics of the opportunity, in particular as regards technical, financial and legal matters. As described above, the decision to commit the Group to commercial opportunities meeting pre-defined criteria concerning size and complexity, is the sole prerogative of the Group Review Board.

- production quality and control: the Group has approved policies for monitoring contract performance that are applied throughout the life of the project to ensure that it runs smoothly. Key features of these policies include:
  - clear definition of the roles and responsibilities of each person regarding execution and supervision throughout the entire production process, in particular as regards the choice of project leader, client relationship management, billing, estimation of costs to completion, joint oversight arrangements with the client, etc.;
  - use of proprietary production methodologies in all of the Business Units;
  - global access to the expertise available through Capgemini's Applications Development Centers;
  - the monthly Group-wide identification of all risk-sensitive projects in the execution phase, and the implementation of action plans aimed at eliminating or containing such risks;
  - commissioning of "quality audits" carried out independently of the teams in charge of a given project to identify additional risks in cases where actual performance appears to diverge from forecasts or from commitments undertaken;
  - measurement of client satisfaction via OTACE (On Time Above Client Expectations) surveys.

- business control: depending on its size, each Business Unit has one or more business controllers, whose tasks include:
  - financial oversight for each project, and primarily monitoring budgeted against actual project production costs. Progress reports and management indicators are built into the monitoring process, which relies mainly on the periodic analysis of the estimated costs to completion and their accounting impact;
  - ongoing control over compliance with contractual commitments – particularly billing and payment milestones.

- **oversight of compliance with the rules governing share trading**: the Group instructs all employees to refrain from carrying out any transactions involving the Company's shares during certain periods of the year. Employees are reminded of these restrictions in writing before the start of each such period.

B.3 Procedures concerning the preparation and processing of financial and accounting information

These procedures are used to ensure the application of and compliance with Group accounting rules relating to the preparation of budgets and forecasts, financial reporting, consolidation, management control and financial communications.
At the end of 2007, the Group Finance Department sent out a

questionnaire to all subsidiaries dealing with the application of general internal control principles and procedures concerning the processing of reported financial and accounting information. The feedback from this questionnaire – which was prepared in line with recommended AMF guidelines – will be used to make improvements in areas deemed mo:-. risk-sensitive.

3.a Financial and accounting structure

The operational control aspects of the Group's financial functions are decentralized, with a structure that parallels that of its Business Units. However, in order to safeguard the impartiality required in determining accounting results, the financial controllers of the Strategic Business Units (SBUs) report to the Chief Financial Officer. They are responsible for ensuring that high quality financial and accounting information for the SBU is reported to the parent company on a timely basis.

Each Business Unit has one dedicated financial controller (reporting to the corresponding SBU's financial controller) who is responsible for ensuring that the results of the BU's activities are accurately reported in the accounts in accordance with Group accounting rules and methods. To this effect, the financial controller makes sure that services are billed and paid for, checks profit estimates for ongoing projects and assesses their accounting impact, and ensures the quality of the information contained in the financial reports and accounting packages used as the basis for preparing the Group's consolidated financial statements. For disciplines organized on a geographical basis, the major regions have a Legal Financial Director whose duties and responsibilities include the following: ensuring that all financial staff in the region are well-versed in the Group's accounting policies and methods; checking for compliance with local taxation and statutory reporting requirements; maintaining an effective internal control environment; liaising with shared service centers and the Statutory Auditors; setting accounts closing and financial reporting timetables; signing off on the consolidation packages of the subsidiaries with lines of reporting to him or her, signing the representation letter and; bringing any and all matters that he or she sees fit to the attention of the Chief Financial Officer.

All financial staff are required to apply the Group's accounting procedures and policies contained in the TransFORM manual, which sets out:

- the essential rules of internal control;
- what information must be reported, when, and how often;
- management rules and procedures;
- accounting policies, rules and methods;
- performance indicators.

3.b Budgets, forecasting, financial reporting and consolidation:

In order to exercise effective control over their operations, the Group requires Business Units to submit weekly, monthly, quarterly, half-yearly and annual reports of all budget, forecas operational and accounting information required for the gener management of the Group.

- **budget and forecasting process**: budgets form the bas building blocks in the management control process. They a debated back and forth between the different Group manage and their superiors and are drawn up based on these discussion past performance, the Group's chosen strategic priorities ar available information concerning expected market trends. Th set quantified targets for the SBUs and their component BUs. T budget preparing process is a key moment in the relationsh between the different levels of the Group's management ar makes it possible to create a substantial link between t variable portion of the compensation paid to BU managers the attainment of BU and corresponding SBU budget targe Finally, a forecast income statement (for a rolling 7-mon period, i.e., for the current month and following six month is prepared by all of the managers concerned. Variances fr budget are analyzed so that any corrective action plans that m be needed can be drawn up as quickly as possible.

- **operational reporting process**: reporting of information organized by Business Unit forming an SBU and by discipli It allows revenues and costs to be analyzed on a monthly ba either by type or function, and performance indicators to updated and measured against budget, the latest foreca and prior-year figures. Balance sheet items are analyzed a quarterly basis. A monthly management report is prepa for each SBU jointly by the manager and financial controll This report gives a detailed breakdown of actual performan forecasts for the following six months and actions taken in event of material variances between actual and budget figur It is escalated to Group Management.

Reconciliations are performed systematically to ensure t financial information derived from the operational report system is perfectly consistent with the consolidated finan information provided by the legal entities within the Group.

- **consolidation process**: at each yearly or half-yearly closing, scope of consolidation is updated at Group level by the Fina Department and validated by the Legal Affairs Departme Written instructions are issued providing the schedule period-end tasks (particularly the reconciliation of intragr transaction balances), highlighting current accounting iss requiring specific attention, and describing the control proced applied during the preparation of the consolidated finan statements. The consolidation process is based on accoun packages, which must be signed off by the person respons for preparing them. Income statements, balance sheets and ot key management indicators required for subsequent analysis

stored in a single database maintained at Group level. Access to this information system is strictly controlled.

3.c Financial information

- **controlling financial information**: the interim and annual financial statements are subject to specific controls regarding financial information and its presentation. These include:
  - a systematic review carried out with the assistance of the Legal Affairs Department of all material operations and transactions occurring during the period;
  - a procedure to identify, collate and report off-balance sheet commitments and any other information liable to have significant repercussions on the financial position of the Group or one of its subsidiaries at the period-end;
  - a review of the tax position of each of the Group's legal entities;
  - a review of the value of intangible assets;
  - a detailed analysis of the statement of cash flows.

The controls described above carried out by the Group Finance Department are supplemented by the work of two independent bodies tasked with carrying out checks on the internal control environment and verifying the quality of the financial statements: the Internal Audit function and the Statutory Auditors.

  - Internal Audit: based on its program covering the Group's Business Units, drawn up in agreement with the Chairman and its Chief Executive Officer (as it reports to both directly), the Internal Audit function is responsible for carrying out controls to ensure that procedures relating to the safeguarding of assets, the valuation of work in-progress, the actual amount of trade accounts receivable, and the proper recognition of liabilities, are applied in each Business Unit in accordance with the rules and methods established by the Group. In particular, the Internal Audit function is required to pay special attention to revenue recognition methods and to controlling the percentage-of-completion of projects, so as to ensure that projects are accounted for on the basis of rigorous, up-to-date technical assessments. The Internal Audit brief also includes a review of the procedures and controls in place within the BU concerned to ensure the security and validity of transactions and accounting entries.
  - the Statutory Auditors, whose attest engagements involve performing an ongoing review of internal control procedures with an impact on the preparation and quality of the financial statements.

- **communicating financial information**: this is subject to rigorous internal control, with a particular focus on three key media used to report financial information:
  - the Annual Report (and the appended Registration Document);
  - financial press releases;
  - meetings with analysts and investors.

  - The Annual Report: this has been the cornerstone in the Group's financial communications strategy for the past 33 years (the first edition contained the 1975 financial statements). The preparation of the report, its content, illustrations, design and distribution are therefore subject to particular attention on the part of Group Management and, above all, the Chairman. All the sections of the Group's Annual Report are written internally by staff and managers of the Group: they are each responsible for designing and setting out a chapter of the Annual Report on their own specific area of competence, within the general framework proposed by the Communications Department. The Registration Document, which is appended to the Annual Report, combines all the information that must be provided pursuant to legal and regulatory requirements and is drawn up under the responsibility of the Finance Department.

  - Financial press releases are only published further to the formal approval of the Board of Directors or the Chairman, and they must therefore be submitted sufficiently in advance to allow time for such approval. Financial press releases are published outside the trading hours of the Paris stock exchange, except in exceptional circumstances.

  - Meetings with analysts and investors are subject to specific preparation, and their content is presented to the Board of Directors or the Chairman prior to such meetings. This preparatory work is then used as a framework for comments and explanations provided by the Chief Executive Officer and/or the Chief Financial Officer during the meetings.

STATUTORY AUDITORS' REPORT, PREPARED IN ACCORDANCE WITH ARTICLE L.225-23 OF THE FRENCH COMMERCIAL CODE, ON THE REPORT PREPARED BY THE CHAIRMAN OF THE BOARD OF DIRECTORS OF CAP GEMINI S.A., ON INTERNAL CONTROL PROCEDURES RELATING TO THE PREPARATION AND PROCESSING OF FINANCIAL AND ACCOUNTING INFORMATION

YEAR ENDED DECEMBER 31, 2007

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of En speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applic in France.

To the Shareholders,

In our capacity as Statutory Auditors of Cap Gemini S.A., and in accordance with article L.225 235 of the French Commercial Code (*Code de commerce*), we hereby report to you on the report prepared by the Chairman of your Company in accordance with article L.225-37 of the French Commercial Code for the year ended December 31, 2007.

It is the Chairman's responsibility to describe in his report the preparation and organization of the Board's work and the internal control procedures implemented by the company. It is our responsibility to report to you on the information set out in the Chairman's report on internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with French professional standards. These standards require that we perform procedures to assess the fairness of the information set out in the Chairman's report on internal control procedures relating to the preparation and processing of financial and accounting information. These procedures mainly consisted of:

- *obtaining an understanding of the internal control proced* relating to the preparation and processing of financial accounting information on which the information presente the Chairman's report and existing documentation are bas
- obtaining an understanding of the work performed to sup the information given in the report and of the exis documentation;
- determining if any material weaknesses in internal co relating to the preparation and processing of financial accounting information that we may have identified the c of our work are properly described in the Chairman's rep

On the basis of our work, we have no matters to repor the information given on internal control procedures rel to the preparation and processing of financial and accou information, set out in the Chairman of the Board's re prepared in accordance with article L.225-37 of the Fr Commercial Code.

The Statutory Auditors

Neuilly-sur-Seine, March 14, 2008	Paris La Défense, March 14, 2008
PricewaterhouseCoopers Audit	**KPMG Audit** *Division of KPMG S.A.*
Serge Villepelet Edouard Sattler	Frédéric Quélin

CORPORATE SOCIAL RESPONSIBILITY, SUSTAINABILITY AND SOCIAL STEWARDSHIP

The principles of corporate social responsibility (CSR) and sustainability are reflected throughout Capgemini's long-standing business practices. These principles, including our shared values and ethics, guide our relationships with clients, employees, business partners and the communities and environment in which we operate.

Since 2003, the Group has formalized its CSR & Sustainability strategy under the responsibility of Senior Management and in coordination with the Group's General Secretary. In 2007 this strategy was added to the remit of the Ethics and Governance Committee of the Board of Cap Gemini S.A.

1 – CORPORATE SOCIAL RESPONSIBILITY, SUSTAINABILITY AND SOCIAL STEWARDSHIP

1.1 Our commitment and vision

Capgemini is committed to responsible and sustainable business practices which delivers value to stakeholders, including customers, shareholders, investors, business partners, suppliers, employees, the community, and the environment. CSR & Sustainability priorities are based around our six pillars:

- Leadership, Values & Ethics
- Our People
- Clients
- Community
- Suppliers and Business Partners
- Environment.

Our vision is to build and maintain practices within our business that embrace:

Leadership, values & ethics: We say what we do and do what we say. We embrace our core values of honesty, boldness, trust, freedom, team spirit, modesty and fun. Capgemini has a strong code of ethics underpinning all of its business practices.

Employees and the workplace: We are committed to being a responsible employer whom people choose to work for. We strive to ensure that both the physical working environment and our business practices are safe and allow our people to develop and deliver their best. We have a culture where we respect and make the best use of the diversity of our people as individuals. Underpinning our *Rightshore*™ approach is a strong commitment to our employees and their communities.

Collaborating with our clients: We commit to understanding our clients' real business needs and delivering lasting value with tangible benefits. We take customer dialogue and feedback very seriously. We also look to embed CSR & Sustainability considerations into our service offers where appropriate.

In the community: We acknowledge our impact on the wider community, both as a major employer around the world and as a socially responsible organization. We work nationally and globally with our clients and local communities in areas which have local importance and issues. Capgemini encourages and celebrates the community involvement of its employees.

Working with business partners and suppliers: We are committed to sound and sustainable procurement procedures and take steps to ensure that our suppliers and business partners adhere to the same principles as we do.

Environmental impact: We strive to reduce our environmental impact in the areas most relevant to our business, such as energy consumption, business travel, IT asset management and waste management. Long-term sustainability is key, and we strive to increase employee awareness, reduce our impact and increase our positive contribution.

In 2004, as a natural step in the evolution of our focus on CSR & Sustainability, we joined the UN *Global Compact*. The member companies of this program support and respect ten principles relating to human rights, the environment, labor rights, and anti-corruption. The Group respects local laws and customs while supporting international laws and regulations, in particular the *International Labor Organization* fundamental conventions on labor standards. In December 2007, Capgemini continued to advance in this area by signing up to the *Global Compact*'s '*Caring for Climate*' initiative.

1.2 Our values

Capgemini's culture and business practices are guided by its seven core values – Honesty, Boldness, Trust, Freedom, Team Spirit, Modesty and Fun. These values have existed as long as the Group. They are second nature to us now, and remain at the heart of our approach to being a responsible business.

- The first value is **Honesty**, denoting loyalty, integrity, uprightness, and a complete refusal to use any underhanded method to help win business or gain any kind of advantage. Growth, profit and independence have no real worth unless won through complete honesty and probity. Everyone in the Group should know that any lack of openness and integrity in business dealings will be penalized immediately once proven.
- **Boldness** implies a flair for entrepreneurship and a desire to take considered risks and show commitment (naturally linked to a firm determination to uphold one's commitments). This is the very soul of competitiveness: making firm decisions and seeing them through to implementation, and accepting to periodically challenge

one's direction and the status quo. Boldness needs to be combined with a certain level of prudence and a particular clear-sightedness, without which a bold manager could become reckless.

- **Trust** means the willingness to empower both individuals and teams and to make decisions as close as possible to the point where they will be put into practice. Trust also means favoring open-mindedness as well as wide-spread idea and information sharing.
- **Freedom** indicates independence in thought, judgment and deeds, entrepreneurial spirit and creativity. It also means tolerance, respect for others, and for different cultures and customs – essential qualities in an international group.
- **Solidarity/team spirit** designates friendship, loyalty, generosity, fairness in sharing the benefits of group work; accepting responsibilities and an instinctive willingness to espouse joint efforts when the storm is raging.
- **Modesty** signifies simplicity, the very opposite of affectation, pretension, pomposity, arrogance and boastfulness. Simplicity does not imply naivety; but is rather about being discreet, showing natural modesty and common sense, being attentive to others and taking the trouble to be understood by them. It is about being frank in work relationships, loosening up, and having a sense of humor.
- **Finally, Fun**, means feeling good about being part of the Group or of one's team, being proud of what one does, experiencing a sense of accomplishment in the search for better quality and greater efficiency, and feeling part of a challenging project.

1.3 Group fundamentals, guidelines and policies – the Blue Book

In our largely decentralized and entrepreneurial organization, it is essential to have a set of common guidelines, procedures and policies which govern our fundamental operation as a Group. The Group "*Blue Book*", so called because it is blue in color, was originally created in 1989 as a managers' rulebook and provides the overarching common framework for every employee and every part of the business to work effectively as one Group.

The *Blue Book* contains:

- Group Fundamentals
  - Group Mission & Expertise, Fundamental Objectives, Values, Code of Ethics, and Guiding Behavior
- Group Governance and Organization
- Authorization Processes
- Sales and Delivery rules and guidelines
- Business risk managemen pricing, contracting and legal requirements
- Finance, mergers, acquisitions, disposals and insurance rules and guidelines
- Human resources policies
- Communications, knowledge management and Group IT
- Procurement policies
- Environmental policies.

All parts of the business in every country must embed these policies, procedures and guidelines as a minimum in their lo(policies, procedures and guidelines while at the same time adheri to any local legal requirements or specificities. Compliance wi these guidelines forms a part of our Internal Audit Process. Eve year the Group *Blue Book* is reviewed and updated to refl(our increased focus on CSR & Sustainability. The *Blue Book* accessible online to all Group employees and our ethical polici procurement policies, environmental policies and commitme to our people are all available on our website.

1.4 Our code of ethics

Capgemini is committed to ethical conduct and to the princip embedded in its seven values. Our code of ethics, set out in t Group's *Blue Book*, guides all of our business practices:

- We respect human rights in all dealings with Capgem stakeholders, including team members, clients, supplie shareholders, and local communities.
- We recognize that local customs, traditions and practices m differ and, as a global organization, we comply with local la and customs while supporting international laws and regulatio In particular, we support the *International Labor Organizat* fundamental conventions on labor standards.
- We refuse the use of forced labor.
- We refuse the use of child labor and ensure that our proces reflect this.
- We refuse unlawful discrimination of any kind, and prom diversity.
- We develop flexible working conditions to promote a heal work-life balance.
- We promote the training and personal development of (team members.
- We respect freedom of association.
- We respect health and safety regulations in our worki environment and in dealings with stakeholders.
- We require our team members to maintain confidential with regard to all information to which they have access, accordance with applicable laws.
- We refuse bribery and corruption in business practices.
- We are sensitive to environmental impact and prom environmentally friendly policies.

1.5 Our ethics in practice

More than a collection of abstract ideas, our code of ethics i formalization of Capgemini's longstanding commitment to eth behavior. Our ethics policy shapes our business practices at ev level of the company.

Bribery and corruption: We have zero tolerance for any forn bribery and corruption in Capgemini.

Conflict of interest: Each employee owes a duty to the Group to with integrity and good faith. It is essential that the Group emplo)

do nothing which conflicts with the Group's interests or which could potentially be construed as being in conflict with such interests.

Sales activities: No Capgemini employee may accept commission from or pay commission to third parties unless expressly authorized to do so by top Group Management in strictly limited cases.

Funding of activities and organizations: All funding of activities and organizations outside of Capgemini must be authorized by top Group Management to ensure that we support only activities and organizations whose ethical rules are aligned with our own. Capgemini does not finance political parties.

Business gifts and entertainment: Group employees may give and receive appropriate, lawful business gifts in connection with their work with the Group's clients, suppliers or business partners, provided that all such gifts are nominal in value and are not given or received with the intent or prospect of influencing the recipient's business decision.

1.6 How we measure up?

Participation in financial indexes

FTSE4GOOD

Capgemini has once again been included in the FTSE4GOOD Index for 2007. It is included in the FTSE4Good Index Series, the ASPI Eurozone® and the Ethibel Excellence Index®.

VIGEO

Capgemini has received its 2007 ratings report from Vigeo. On the whole, Capgemini demonstrates proactive behavior regarding sustainability issues, linked to a high level of overall reporting on CSR for the sector.

- Among the top 3 performers in our sector with regard to human rights
- Among the top 3 performers in our sector for environmental issues

CARBON DISCLOSURE PROJECT

Capgemini once again participated in the *Carbon Disclosure Project* (CDP) in 2007.

Capgemini (UK&I) took part in Business in the *Community's fifth Corporate Responsibility Index*. We were congratulated for our participation, which reinforces our commitment to and transparency in managing, measuring and reporting on business practices.

Employer awards

- In 2007, Capgemini UK was listed in the Times "*Top 50 Places Where Women Want to Work*" for the second year running.
- Capgemini Netherlands won the *Effectory Employer of 2006 Award* for fastest growth in motivation in large organizations.
- Capgemini UK is listed among the Times "*Top 100 Graduate Employers*" for 2007.
- Capgemini Poland received the silver medal for *Employer of the Year* 2006.
- Capgemini was recently named "*Top Employer 2008 in Belgium*". This is the fourth consecutive year it has received such an award.
- Capgemini India was ranked sixth-best employer among the top ten IT employers in India. In the survey's other areas, the company ranked as follows:
  - Employee Satisfaction: fifth place
  - The Dream Company: seventh place
  - This is my Dream, I love it here: fifth place
  - Company Image: fifth place
  - Organizational Culture: eighth place
- Capgemini India was honored as the "*Organization that Creates Fun and Joy at Work*" by the Hindustan *Times Human Resources Excellence Awards.*
- Capgemini Portugal was recognized as the 15th *Best Company in Portugal to work in*, in a national study promoted by the country's leading management magazine and by Heidrick & Struggles.
- In 2006, Capgemini Germany was awarded *Top Employer* for the second year running.
- CRF chose Capgemini Spain as one of the *top companies to work for* in 2007. Companies were chosen on the basis of working conditions, work environment and culture, engagement with society, talent development and commitment to innovation.
- *Best Employer* in Sweden, position number 11, all segments.
- *Best Employer Award* in Sweden for young IT people (1-5 years of work life experience after university), position number 8.
- Capgemini UK was awarded a gold rating in the *Opportunity Now* annual benchmark.

Community awards

- Capgemini China received "*The Best Corporate Citizenship in China*" award at the third *General Assembly of the China Corporate Citizenship Committee* (CCCC) and *China's Corporate Citizenship Forum.*
- Capgemini UK CSR Lead was recognized as "*Volunteer of the Year*" at the *Prince's Trust & Royal Bank of Scotland Celebrate Success Awards* 2007. Capgemini UK supports the Prince's Trust in various projects.
- Capgemini Australia received the "*Blue Gum Award 2007*" in recognition of their services following a long-term, highly successful pro-bono project with *Good Beginnings Australia* (GBA).
- Capgemini Australia was recognized for sponsoring employee Tania Quest, who raised over €10,000 for the *Royal Society for the Blind* and was selected as *South Australia's Young Business Leader of the Year* and *Fundraiser of the Year.*

Supplier diversity awards in North America

- *SCMBDC Corporate Leadership* Award
- *Women's Business Council Southwest Corporate Challenge* Award Winner
- *TXU Gold Star* Award (Multi-Year)
- *North Texas Commission Mentor/ Entrepreneur Outstanding Match* Award Recipient (Multi-Year)
- *Minority Enterprise Development Dollar Roundtable* Winner (Multi-Year)

Capgemini's Award winning University

- Annual *Corporate University Best in Class Awards* 2007 (CUBIC awards presented by the *International Quality and Productivity Centre* (IQPC):
  - Best Mature Corporate University
  - Best Innovative Corporate University.

Outsourcing awards

- Capgemini was included in the *2007 Global Services 100*, a listing of the World's Top IT Outsourcing and BPO Service Providers.
- Capgemini has been ranked second leading Outsourcing

Provider worldwide by the *International Association of Outsourcing Professionals* (IAOP).

- In June 2007, Capgemini was ranked the number one Global Outsourcing Vendor according to the "*Black Book of Outsourcing*" average survey position 2004-2007. Capgemini also ranked number one for F&A Outsourcing for the third consecutive year, and number two among the "*Top 50 Best Managed Outsourcing Vendors*," up 13 places from 2006.

II – PEOPLE

2.1 HR priorities

Our HR priorities across the Group focus on the following main areas:

- Career Development:
  - Offering the right professional challenges
  - Reflecting the changeover to new industrialized business models in the skills management approach
  - Leveraging our learning management system to increase the link between the competency model and the training curricula
- Leadership Development
  - Increasing the focus on talent pool management and succession management
  - Strengthening our Group common leadership framework
  - Increasing the opportunities for mobility within the leadership pool
- Increasing the use of training and the Group University to aid the transformation of the Group
- Recruitment and Retention
- CSR and Sustainability.

2.2 Sustainable growth in employee headcount

Changes in Group headcount over the last ten years reflect the vario economic cycles which have affected the consulting and IT servic sectors. Brisk organic growth in the late 1990s and the takeover Ernst & Young Consulting in 2000 resulted in a 2.5-fold increa in headcount over a five-year period. This period was characteriz by sustained demand for pre-Y2K consulting and IT services, t changeover to the euro and more widespread use of internet.
In the three years that followed, a slump in IT investment led a retrenchment in recruitment. This was the result of a gene decline in the economic climate due, firstly, to major internatio crises, culminating in the 9/11 attacks and the war in Iraq a secondly, to the burst of the internet bubble.

2004 saw renewed growth for Capgemini, with the transfer over 5,300 employees from TXU in the US and Aspire in the further to the signature of two major outsourcing contracts. This growth was consolidated in 2005 and, in a flourishing mar 2006 was marked by an upturn in employment, double-di growth and ongoing recruitment.

A spike in employee numbers was again registered in 2007, tha to the dual impact of:

- acquisitions, in particular the purchase of Kanbay, at the s of the year which is firmly established in India and the Un States, and
- sustained organic growth, in particular in India, Poland, Ch and Morocco.

In light of this robust recruitment activity, headcount advanced by 23% (including acquisitions) to a record 83,508 employees December 31, 2007.

Year	Average headcount		End of year headcount	
	Number	Evolution	Number	Evolution
1996	23,934		25,950	
1997	28,059	17.2%	31,094	19.8%
1998	34,606	23.3%	38,341	23.3%
1999	39,210	13.3%	39,626	3.4%
2000	50,249	28.2%	59,549	50.3%
2001	59,906	19.2%	57,760	3.0%
2002	54,882	- 8.4%	52,683	- 8.8%
2003	49,805	- 9.3%	55,576*	5.5%
2004	57,387	15.2%	59,324	6.7%
2005	59,734	4.1%	61,036	2.9%
2006	64,013	7.2%	67,889	11.2%
2007	79,213	23.7%	83,508	23.0%

*48,304 excluding the Transiciel contribution, which was only incorporated at 31 December.

The geographic breakdown of the Group's employees, particularly in countries experiencing a recent economic boom, has changed significantly as a result of the Kanbay acquisition and large-scale recruitment over the last three years. This breakdown can be summarized as follows:

	December 31, 2005		December 31, 2006		December 31, 2007	
Regions	Headcount	%	Headcount	%	Headcount	%
North America	6,351	10.4%	6,441	9.5%	8,857	10.6%
UK/Ireland	8,826	14.5%	8,785	12.9%	8,482	10.2%
Nordic Countries	3,429	5.6%	3,608	5.3%	3,942	4.7%
Benelux	8,613	14.1%	9,014	13.3%	9,492	11.4%
Germany and Central Europe	3,732	6.1%	5,137	7.6%	6,274	7.5%
France	19,866	32.5%	20,438	30.1%	21,138	25.3%
Southern Europe	5,591	9.2%	6,235	9.2%	6,836	8.2%
Asia-Pacific	4,628	7.6%	8,231	12.1%	18,487	22.1%
Total	61,036	100%	67,889	100%	83,508	100%

The changes in breakdown reflect:

- The ongoing adaptation of production capacity in line with our "*Rightshore*™" strategy, which combines client-centric local resources with resources located in specialized production centers, depending on the technology or offer concerned. This explains the upsurge in employee numbers in the Asia-Pacific region (especially in India), where 22% of Group employees are now concentrated, as well as in Central Europe. Healthy organic growth was enhanced by acquisitions such as Kanbay.
- The acquisition of Kanbay also enabled the Group to hold firm in North America.
- The continued development of the Local Professional Services activity, with strong representation in France and in Benelux, and growth in North America.
- The fact that we have a local production workforce in all our geographic zones, with headcount increasing in all countries except the UK.

In 2007, the Group powered ahead with recruitment and 24,800 new employees came onboard, compared with 18,600 in 2006 and 14,500 in 2005. This tendency, although prevalent in all countries, was particularly pronounced in India, which accounted for one third off all new recruitment and where overall headcount surged by some 10,000, a significant percentage of which through the Kanbay acquisition. Sogeti and OS recorded upbeat recruitment rates – with 4,900 and 3,900 new employees respectively – buoyed by expanding markets in Central Europe, China and India.

Staff turnover (i.e., the percentage of voluntary departures) continued to rise, coming in at 18.6% in 2007 compared with 16.6% in 2006, 15.4% in 2005 and 14.1% in 2004. This meant almost 14,900 voluntary departures during the year, reflecting a common phenomenon in the consulting and IT services sector, namely increased staff mobility when the market is flourishing. The Group carefully monitors this departure rate to keep within sector norms, through specific actions implemented in accordance with the disciplines and geographic areas involved. Turnover rates in India, where the IT market has been booming for several years, was on a par with 2006 at 20%, compared with 30% two years previously. The change in geographic breakdown can be partly explained by the heightened staff turnover, which is usually higher in countries witnessing the highest increase in headcount.

The utilization rate of resources – which measures the share of hours worked by productive salaried employees (excluding statutory leave) that are directly recorded under billable services – was up slightly on last year's figure, particularly in Technology Services. Activity rates in Consulting and Local Professional Services were in step with 2006. The quarterly breakdown per business segment was as follows:

	2006				2007			
Quarterly utilization rate	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Consulting Services	67	70	67	69	66	69	66	68
Technology Services	78	80	79	80	80	81	81	80
Local Professional Services	84	85	86	86	85	84	85	84

Utilization rates for Outsourcing Services are not monitored, and the indicator does not therefore reflect changes in performance.

Since 2003, the Group has been measuring and monitoring indicators to gain a clearer understanding of the average seniority, average age and male/female breakdown of its employees.

Changes in average seniority reflect the Group's recruitment policy over the last few years. 2007 was a record year for new hires, as revealed by the number of staff with less than one year of seniority. And with heavy recruitment also in 2006, the proportion of staff with low seniority has spiraled over the last two years. The Group hired prudently in 2002 and 2003, with things recovering gradually in 2004 and finally picking up considerable speed in 2005. The knock-on effect has been a drop in the number of employees with between three and ten years of seniority. The increased popularity of outsourcing, from companies such as TXU and Aspire, which integrated large numbers of Capgemini staff, also explains the relative stability in staff with five or more years' seniority. The quantity of new hires over the last two years, however, has meant that this bracket of employees has been steadily declining since 2003.

BREAKDOWN OF WORKFORCE BY SENIORITY: EVOLUTION 2005-2007

Evolution of average seniority reflects the Group's recruitment policy over the last few years and explains the low percentage of people with 3 and 4 years' seniority within the Group. On the other hand, the recovery recorded - slow in taking off in 2004, then becoming gradually stronger in 2005 and 2006 - explains the growing, albeit now preponderant share of people with less than 2 years' seniority.


Dec 05
Dec 06
Dec 07
22.1 %
26.1 %
27.5 %
15.2 %
21.3 %
26.8 %
14.1 %
7.6 %
11.5 %
30.8 %
28.3 %
19.1 %
17.8 %
16.7 %
15.2 %
<1year
1-2 years
3-4 years
5-9years
10 years and +

BREAKDOWN OF WORKFORCE BY AGE: EVOLUTION 2005-2007

The average age fell again in 2007, to 35.4 years. Furthermore, due to regained momentum in the recruitment of young graduates over the last few years, and the strong growth of the workforce in India, where the average age is much lower, the percentage of staff in the 25-35 age bracket exceeded 50% during the year. The recruitment of under-25s decreased and the share of employees aged 55 and over rose.


Dec 05
Dec 06
Dec 07
6.5 %
9.2 %
6.5 %
45.2 %
45.8 %
50.7 %
30.4 %
28.6 %
26.4 %
14.2 %
13.2 %
12.6 %
3.7 %
3.2 %
3.8 %
< 20-24
25-34
35-44
45-54
55 and +

BREAKDOWN OF WORKFORCE BY GENDER: EVOLUTIO 2005-2007

Following a downward trend, the percentage of the women in th workforce has been stable for the last three years. This stabilit reflects a variety of trends, including salient growth in certai countries (notably India) and business segments (Outsourcir and Local Professional Services) where the percentage of workir women is not so high. However, in many countries, the overa percentage of women in the workplace is rising on a like-for-lil basis. Similarly, the expansion of BPO has enabled a large numb of women to be taken onboard.


Dec 05
Dec 06
Dec 07
74.9 %
74.7 %
74.8 %
25.1 %
25.3 %
25.2 %
Male
Female

III – FUNDAMENTAL PRINCIPLES OF HUMAN RESOURCE MANAGEMENT

Our commitment to our people

The success of our business is grounded in the diverse work a life experiences of our professionals, who enable us to both gr our business and deliver outstanding results to our clients. K elements of our approach as an employer include:

- Fostering a culture of collaboration.
- Providing career flexibility through clearly defined career pa that focus on a combination of experience, industry experti technical, business and interpersonal skills.
- Providing learning and development opportunities to offer tools needed to excel in delivering to our clients and to deve our own capabilities to grow and maintain our careers.
- Providing an annual performance appraisal process with opportunity to discuss content at an individual interview.
- Entitlement to a personalized development plan which inclu recommendations on learning and development options.
- A performance management process that considers professionals for what they do and how they do it.
- A team-focused environment where professionals can enha their skills, share knowledge and enjoy a rewarding career.

- Allowing employees access to a mentor, if they wish, with whom they can discuss their career path.
- The ability for employees to regularly voice their opinion through surveys on the Group, employment conditions, working conditions, professional development, and relationships with management and colleagues.
- Ensuring that employees receive regular information updates from their managers and are able to engage in dialogue concerning their assignments and work environment.
- Respecting the Group's corporate social responsibility and sustainable development positions on diversity, social stewardship and ethical code of conduct.

We believe that every professional has a key role to play in the success and sustainability of the Group. As a result, the company offers an environment where all employees can progress and develop their skills, collaborate with diverse professionals, contribute to the Group's business goals through varied assignments, share knowledge, and enjoy a rewarding career.

3.1 Personalized career management

The competency model

Employees' professional development is supported by a competency model which forms the basis for performance appraisals and personal career advancement. The model, rooted in shared values, is tailored to take into account the specific needs of each of the Group's businesses, for example, specific knowledge or expertise for each discipline.

Personal development and appraisals

One of the key challenges for a services company is to guarantee a consistent and transparent process of individual performance assessment, based on clearly defined and explained criteria. It is only with such a framework that it is possible to ensure the professional development and promotion of all employees, as skills assessment is the best way of respecting equal opportunities.

To allow this, the Group has a performance appraisal system based on regular evaluations generally conducted in relation to client projects and involving personal interviews with the employees.

Mentoring systems have been set up to allow employees to benefit, throughout their career, from an outside view and from career management advice from more experienced colleagues.

Mobility

Geographical mobility, whether at country level or internationally, is supported by the Group and often corresponds to employee requests. To facilitate mobility within each country, intranet sites list available positions. This allows every one the opportunity for roles to be filled by existing employees prior to being advertised externally. Likewise, for professionals involved in overseas assignments or considering an international career, useful information can be found on company intranet sites together with relevant rules and procedures.

At the same time, in order to ensure the physical safety of its employees, travel to potentially high-risk countries is subject to strict rules and must be approved in advance. If trouble breaks out in a country where the Group's employees are present, Capgemini has set up a repatriation procedure with specific insurance cover to limit the risks faced by its people as far as possible.

3.2 Investing in learning and development

General Learning Policy

The value of a consulting and IT services company lies in the quality of its intellectual capital. In an industry characterized by rapid technological change and changing patterns of work it is essential for employees to keep their knowledge and skills up-to-date in line with client and market needs. Likewise, recruits joining the Group are keen to leverage and build on their knowledge and to gain rewarding professional experience. Personalized development plans are therefore designed during annual performance interviews and reviewed at least once a year. Furthermore, operating units undertake a systematic and iterative review of both the capabilities required for their businesses and their portfolios of training offerings in order to keep apace with current and future market needs.

The fundamental strategy of competency development draws on various approaches:

- Standard training programs
- Mentoring systems
- E-learning
- On-line books
- On-the job training
- Easily accessible databases for knowledge sharing
- Management of professional interest communities
- Forums and team rooms
- Blogs and wikis.

A culture of sharing and networking is vital if knowledge is to be used and transmitted. Innovation and collaboration are also required.

Increased focus on training and competency development

In 2007, 80,000 training courses were followed either in-house or online training, 25% more than in 2006. This meant an increase in the volume of training hours provided, to almost three million, compared with two million in 2006, partly due to the high levels of recruitment.

Resources are devoted to providing training both at Group level and locally. The Group's on-line learning management system '*MyLearning*', which is open to all employees, was used by over 41,000 employees in 2007, and overall usage of e-courses and online books saw another big jump. Employees use *MyLearning* for informal and just-in-time learning as well as for registering for more formal, structured learning events.

MyLearning contains all Group programs and, for many regions, local curricula. The catalog of courses includes a range of training options to suit different learning styles, including over 3,000 e-learning courses and 13,000 books, on-line mentoring, test-preps, online examinations, language courses, live virtual training and meeting sessions, and classroom teaching. Classroom instruction is provided either at local training centers, through external suppliers, or at the Group University. 2007 saw another increase in the development of our own e-content, and with the acquisition of Kanbay we acquired over 30 e-learning specialists to enable us to have our own in-house e-learning development capability.

The Group University
The Group University continues to play a major role both as a learning centre and as a conduit for the Group's strategy and evolution.

The University is the connection point for the Disciplines, the Businesses and the Group to deliver learning experiences that align our people to the Group's strategy and our clients' needs. It is also where the Group «*Feeling and Spirit*» comes to life for our people. Its aim is to:

- Develop the professional competencies and capabilities of our people
- Drive consistent learning to ensure the successful performance of our business
- Design, host and drive the global curriculum
- Innovate and ensure the principle of "design once, build once, deliver many"
- Deliver high quality Capgemini tailored program content and methods
- Animate and incubate networking within and across the disciplines and communities.

In 2007, the Group University grew by almost 29%, with over 8,941 participants in 2007 compared to 6,940 in 2006. This growth was due to increases in both central and regional delivery. Central delivery grew at Les Fontaines, France, as well as with the launch of the new facilities in Hyderabad, India. Regional delivery grew mainly in India and Europe through the Consulting, Technology and Outsourcing Schools. The University is now equivalent in size to the executive education activities of many leading business schools. Overall satisfaction with the courses remains high with an average of 4.3 out of 5.
In November 2007, the Group University won awards for Best Mature Corporate University and Best Innovative Corporate University at the International Quality and Productivity Center's ninth Annual Corporate University Week.

Continuously innovating, in addition to its normal program schedules the University continued to deliver specially focused *Business Priority Weeks* (BPW) to over 1,200 participants. All the BPWs were focused on supporting the Group's I³ transformation program. BPW is a unique learning event where over 300 individuals attending specialized training programs come together at certain points during the week to hear key messages from senior executives and clients on top priority topics, and to discuss the implications for them and their communities of practice. These events enable them to be ambassadors and to convey key ideas and messages when they return to their home business units.

The main home of the Group University is *Les Fontaines*, a specialized Business Learning forum. Les Fontaines was opened in 2003 after an investment of €96 million by the Group. Wh
Les Fontaines remains the hub for the Group University, the n
training facility opened in Hyderabad, India in 2007, with focus
the Technology School, will help to drive our growth in India a
reflects the importance of the region to the Capgemini strateg
The University is structured into a number of schools aligned to
various businesses. The Leadership Development School, Busin
Development School and Engagement Management School
cross-disciplinary and are open to all discipline members. T
Consulting School, the Technology School, the OS School a
new in 2007, the Professional Services School (Sogeti) are aligr
to their respective disciplines. At the end of 2007 the Professio
Services School for Sogeti opened at the University with the f
Sogeti week, where over 100 participants worked together on
topic of SOA. With the acquisition of Kanbay, the Financial Sec
(FS) School was opened to support the FS SBU.

The role of the **Leadership Development School** is to cre
a common leadership culture and to strengthen our leaders
community. At the heart of this school are learning programs t
help our up and coming and existing leadership drive char
results and passion. Through action-orientated sessions with m
opportunities to interact with top management and practition
participants come away with a renewed understanding of
Group and its priorities and individual plans to achieve b
short- and long-term business results. '*Collaborative Coach*
continues to increase in attendance and popularity as the fo
on leadership and coaching increases in the Group. The n
Emerging Leadership program targeting early career professio
with high potential proved very successful in 2007.

The **Business Development School** supports the developm
of our business development community and is a strong char
for motivating our sales force. The school focuses heavily
Collaborative Selling and ensures a fast roll out of priority con
training such as *Rightshore*™, SOA or I³. 2007 saw the pilot ru
the ACES (*Achieving Consistent Excellence in Sales*) summer sch
which provides a combination of both recognition and lear
for our top-achieving sales community.

The **Consulting School** trains our newly hired consultant
Group Consulting Skills and methodologies. It provides trai
on the main consulting practices of Customer Relation
Management (CRM), Supply Chain, Finance and Emplo
Transformation (FET) and Transformation Consulting as we
on topics such as *Six Sigma*. The Consulting School also prov
sector specific training to support our key sectors.

The **Technology School** equips our technology professio
with the technologies, skills, tools and processes necessary
delivery excellence. This school has been mostly targeted at

four communities eligible for Group certification: Engagement Managers, Architects, Software Engineers, and Infrastructure Engineers. In 2008 ERP/SAP will be added as an additional focus for the TS School. The programs are designed to support these communities from apprentice to master level, and to allow our professionals to select their learning solutions in line with their current business priorities, personal objectives and career paths. Participants have the opportunity to connect with colleagues from across the Group. Specialized learning programs have been designed in partnership with each community to bring participants up to standard with all phases of the certification process, and with current technology trends. In 2007, an increased focus on blended learning led to a 52% increase in e-learning courses specifically designed for the TS School.

The **Outsourcing School** supporting our Outsourcing (OS) business focused on the training and assessments required to support Service Delivery Management. The OS School complements the existing University Schools and OS people attend additional programs within the other Schools depending upon the requirements of their roles. In the first year almost 800 professionals attended the OS School, with the highlight being the first full dedicated 'OS week'.

The **Professional Services School for Sogeti** is dedicated to supporting our Local Professional Services businesses across the Group. The newly opened school will initially be focusing on courses and events related to major technology topics such as SOA and Testing.

The **Financial Sector (FS) School** is dedicated to supporting our FS SBU. The objective of this school is to facilitate FS domain competency-building programs based on our corporate and strategic business objectives. The school focuses on the financial services vertical competencies in Banking, Insurance and Capital Market & Investments.

The Certification process

Internal certification

This in-house peer review process encourages employees to appraise the competencies of colleagues based on precise and clearly identified criteria such as experience gained, knowledge sharing, use of in-house tools and methods, mentoring and leadership.

The process has three objectives, namely to:

- Create strong and recognized professional-interest communities by sharing information, knowledge and skills in specific areas.
- Ensure a blended distribution and graduated progression of competencies, both for in-house needs and in relation to client service.

  Thereby create the win-win situation of ensuring a competitive edge for both the Group and the employee as well as increasing his or her "employability".

The Group has six main internal certifications for Engagement Managers, Architects, Software Engineers, Infrastructure Engineers, Enterprise Applications Consultants and People Managers. In 2007, we added a seventh certification for Service Delivery Managers and our first thirty participants from seven countries were certified at Levels 1, 2 and 3.

At the end of 2007, almost 5,200 people had received internal certification at Group level in technical areas – a 17% increase on 2006. An additional 300 people received People management certification in our Global OS business.

External certification

The Group has a long-standing external certification policy enhanced by online learning programs that provide the ability to study for external affiliation, including test preps and online mentoring. Individuals can apply for external certification from companies and institutions such as *Microsoft, IBM, Oracle, Sun Microsystems, Cisco, Linus Professional Institute, Six Sigma Green and Black Belt, Project Management Institute* (PMI), and *ITIL*.

Center certification

Our centers of excellence around the world continue to consolidate and strengthen their capabilities to support our distributed and increasingly global delivery model. Relevant external certification combined with our internal certification programs support these objectives. At least seventy Capgemini centers, including Accelerated Delivery Centers, Application Management Services Centers, Infrastructure Management Service Centers, Business Process Outsourcing Centers, and Technical Excellence Centers now have some form of certification, an increase of over 25% since last year. Centers in North America, France, the United Kingdom, Belgium, the Netherlands, Germany, Spain, Italy, the United States, Canada, the Nordic countries, China and India have ISO certifications including ISO 9001/ISO 9001-2000. Many centers are also working on their CMM/CMMI® (Capability Maturity Model Integration) certification, which is specific to the applications development business. The Mumbai and Bangalore centers in India and the center in Asturias, Spain have obtained the highest CMM and CMMI® certification (Level 5), and at least another eleven centers across France, the Netherlands, Spain, Italy, Canada, the UK and the US have achieved CMM/CMMI® level 2 or 3.

All BPO centers have ISO 9000 certification status with IIP accreditation, providing world class capability, economies of scale and flexible capacity to meet changing demand.

At the end of December 2007, our UK OS AM business was the latest of our centers to achieve CMMI® level 5 certification.

3.3 Dialogue and communication at the heart of our relationships

With over 300 offices in more than 34 countries, approximately 83,500 people speaking over 100 different languages, and an extremely diverse client base, communication and dialogue are essential to fostering a spirit of collaboration and a sense of belonging.

Capgemini believes effective communication is a precondition for an open and honest culture and for the involvement and engagement of employees. It is also essential for rolling out knowledge, and for sharing success and creating a sense of belonging with local teams and with the Group in all its dimensions.

In 2007, the Capgemini Group's internal communications team continued to focus on improving and increasing communications across the Group.

- The Group's intranet news and information site, *Talent*, which provides real-time news and information, continued to grow with now over 30,000 monthly unique visitors. *Talent* contains best practices and tools concerning the Group, as well as links to local country-specific intranet sites, training sites and communities. A weekly e-mail edition is sent to all Capgemini employees every Friday. Regular news podcasts are also released. The successful *Talent* experience led to a new approach to intranet site management across the Group: local intranet sites now share the same content management platform, which allows a seamless information flow from one site to another. Over 40,000 employees access *Talent*-powered local intranet sites each month, while others log on sites using another technology but featuring the *Talent* Group news.
- *Talent* also runs themed annual communications and awards programs designed to recognize and reward people from all parts of the Group. In 2007, the theme was the '*Other Face of Capgemini*' and the campaign focused on CSR & Sustainability. The intention was to convey the Group's commitment to CSR, to examine existing global and local best practices and to allow individual employees to illustrate their passion for and involvement in CSR & Sustainability-related initiatives. The aim was to give every single person in the Capgemini Group the opportunity to be involved in some way in a socially responsible initiative. The campaign highlighted Capgemini's commitment to six different pillars of CSR & Sustainability, through numerous articles and interviews with top management and members of the Group Executive Committee. Each month hundreds of employees responded with individual stories from the field or participated in the monthly quizzes and downloaded the promotional posters and brochures for further distribution. The '*Other Face of Capgemini*' was the most successful theme so far, capturing the enthusiasm and support of staff who were proud to see the multitude of actions implemented across the Group.
- Newspapers and rich media (videos, podcasts, blogs, etc.), produced by Group Communications boost communications at special events such as the Group Kick Off meeting and Business Priority Weeks at the University. Known as '*Talent on the Spot*' this capability enables real time capture of key messages that can then be relayed and re-used around the Group.
- A dedicated channel helps foster community spirit and communication between the Group's main operational leaders. "The Executive" series comprises a monthly newsletter (The Executive Summary), ad-hoc communications (The Executive Link), a who's who and a dedicated space on the intranet (The Executive Corner).
- Every quarter, after publication of results, a Communications Pack is put together providing an update on the Group's main achievements (in terms of financial performance, sales, delivery and human resources at both Group and SBU levels) and key events held during the past quarter. This Communications Pack is then enhanced with local information (corresponding to the same categories) before being shared with team leaders to h them manage local team meetings and ensure that messages consistent across the Group.
- Electronic community tools such as blogs, 'Community Ho Spaces', 'Team Rooms' and other platforms continue to evo dynamically to allow internal communities to debate techni topics, rapidly share best practice and access Group tools a methodologies.
- The Group University consistently provides a vital platfo for international communication and exchange.

Whilst the wealth of global communications initiati provides cohesion and understanding within the Group, lc communications teams also play a vital role in support the company's culture. Above all, communication is a d management task, drawing on various local initiatives develo through newsletters, intranet sites, information meetings formal or informal person-to-person exchanges.

Communication at the heart of employee transfers

Maintaining the involvement and satisfaction of existing employ is only part of the communications challenge. Winning the he and minds of the many people who join the company each y as part of an outsourcing deal or an acquisition is vital to success of any deal. In 2007, over 7,500 people joined Capger on the back of four acquisitions, with the Kanbay acquisi responsible for the bulk of this number. Communication i the heart of all stages of employee transfers, whether from outsourcing deal or an acquisition.

Two-way communication and employee involvement

At the heart of Capgemini's communications philosoph a commitment to two-way communication. Whilst infor two-way dialogue is always encouraged, understanding engagement and satisfaction levels of employees is also form sought through the annual Group survey process. For m years the employee surveys were locally managed with a of globally consistent questions.

After a successful 2006 global survey pilot, in 2007 the first global employee survey was run across all Capgemini ent worldwide and at the US arm of Sogeti. Some 58,250 emplo were invited to participate and 37,595 employees respon giving a participation rate of 64.5%.

Having the results by country, by business units and by discip has enabled increased analysis and better targeting of our ac plans locally, at country level, at discipline level and at G level. We are also able to track and monitor progress to pro areas of strength and to make more impact on the areas in w we wish to improve.

Employee representation – a formal voice for employe

Capgemini also demonstrates its commitment to formal two

dialogue through its approach to employee representation. The company upholds the laws of representation and recognizes the importance of constructive dialogue between employees and management in shaping key decisions affecting the running of the Group. In 2001, the *International Works Council* (IWC) was set up as the official representative body in the Group. It enables employee representatives to bring employee interests directly to the attention of Group management and in return to be directly informed by management of plans for the company and the impact of such plans on employees.
Since 2004, Capgemini has gone beyond European legislation on works councils and opened the IWC meetings up to members from non-European countries, including the Americas and India, creating a truly globally representative body. The IWC meets twice a year for two day working sessions with Group management and twice a year as a team.

At local level the company also supports dialogue with unions or other employee representatives, within relevant bodies and through the processes provided for under local legislation, regulations and agreements. The IWC has a dedicated intranet site to give all Group employees open access to IWC information. In France, an information dissemination agreement was signed in 2002 to define the terms and conditions for information to be issued to employees by unions, health and safety committees and other employee representatives via the Group's intranet. Similar practices exist in other countries such as Spain and the United Kingdom.
In 2007, the IWC was regularly updated and involved in our CSR and sustainability actions and worked with us on the development of our whistleblowing policies.

3.4 Remuneration policy

The Group's remuneration policy is based on common principles, applied in a decentralized way and tailored to local job market conditions and regulations. This policy aims to:

- Attract and retain top talent
- Reward performance with a remuneration model that is motivating and flexible
- Be consistent with the Group's financial and operational targets.

When local rules permit, employees can select the components of their remuneration package from a predefined menu. This allows employees tremendous flexibility in reconciling their financial needs and personal situations.
Profit-sharing schemes are provided where applicable, pursuant to the local regulations of the country concerned.
The fixed and variable portions of the Vice presidents' and senior executives' remuneration are overseen and authorized at Group level. The remuneration of all other employees is determined and managed at country level, with the overall framework being submitted for Group validation.

3.5 Stock options

Stock options are granted on a regular basis in compliance with corporate governance recommendations. These grants are made selectively to reward employees who have made exceptional contributions to sales, production, innovation or management, or who have been recognized for specific initiatives. Any employee in the Group may be selected to receive stock options, which constitute an exceptional reward and do not form part of the Group's general remuneration policy.

The Board of Directors granted stock options to 6,193 beneficiaries under the Fifth Plan (launched in May 2000 and closed in May 2005) and to 2,235 beneficiaries under the Sixth Plan (launched in May 2005 and closing in July 2008). A detailed breakdown of these grants is provided in the management report, which is presented at each Cap Gemini S.A. annual shareholders' meeting. Directors have received only 1.25% of the total number of options granted under the eight outstanding plans. Such stock option grants have never been made on an automatic and/or annual basis.
Detailed information on the stock options granted by Cap Gemini S.A. to the ten main beneficiaries (non directors), the exercise of said options, and the stock option plans in general, is provided on pages 153 and 162 of the Registration Document.

3.6 Diversity, equal opportunities and working conditions

With over 83,500 employees in 34 countries speaking more than 100 languages, Capgemini enjoys a wealth of cultural diversity. This diversity encompasses many dimensions, such as gender, disability, ethnicity, age, and lifestyle and we view our diversity as both a strategic advantage and an ongoing challenge. Our differences are a source of innovation and inspiration, enabling us to generate new ideas, anticipate market trends and be thought leaders in our chosen markets. Having a diverse workforce equips us to understand today's global marketplace, creates an international platform and helps us understand and adapt to the communities in which we operate.
In all countries of operation, the Group complies with local labor legislation and international labor regulations.
In our working practices we are committed to ensuring that:

- We recruit and retain talented individuals from different backgrounds
- Individuals are shown respect and treated fairly
- There is no unlawful discrimination in our working relationships
- Our work environment is free of bullying or harassment
- Employees are encouraged to keep a balance between work and private life
- We support the health and wellbeing of our people
- We provide a sound and fair working environment where staff can grow and develop

We actively promote the principles of diversity in our employment practices. Our aim is to encourage individuals from diverse backgrounds who are innovative, enthusiastic, culturally aware and committed to delivering a truly collaborative experience to our clients, in particular by:

- Selecting employees according to objective, job-related criteria
- Continuously reviewing and improving our HR practices and procedures to encourage diversity
- Identifying barriers or restrictions to diversity and taking action to remove them
- Training and educating line and HR managers on an ongoing basis
- Communicating the spirit of our diversity policy to everyone in the company

• Setting up ways to measure and monitor our diversity

We make every effort to adapt to different needs and to enable people to work with us under a wide range of personal circumstances.

Group level tracking is carried out, in compliance with applicable legislation, to better assess and understand the situation of women within the Group, i.e., the percentage of women with respect recruitment, departures, promotions, and at the various lev within the reporting structure. In a number of countries, whe allowed, specific populations are tracked, such as cultural grou age groups and people with disabilities. Diversity performan indicators are also included in the annual HR audit.

The proportion of women occupying positions of high responsibility at December 31, 2007, can be analyzed as follows:

PROPORTION OF WOMEN IN TOP EXECUTIVE POSITIONS PER OPERATING UNIT


25
20
15
10
5
0
17%
17%
18%
6%
17%
21%
19%
19%
14%
16%
14.9%
14.9%
North America
United Kingdom and Ireland
Nordic Countries
Benelux
Germany and Central Europe
France
Southern Europe
Asia-Pacific
India
Total 2007
Total 2006
Total 2005

The proportion of women occupying positions of high responsibility rose 1.5 point year-on-year, bringing it into line with the overall percentage of women in the company irrespective of grade (25.2%). This is particularly illustrative of the importance given to this issue in India, where rates rose from 6% to 14%. The representation of women in the Group's Indian operations is higher than elsewhere on that market, partly as a result of the Kanbay integration, but also of promotions.

In 2007, 10% of our Vice president promotions were women. While this number was not as high as in 2006, we do have a clear vision of our female talent pipeline. By working in all parts of the business, from the top 100 talent reviews with our Group CEO down to individual business levels, we are challenging the businesses to focus on building the female talent pipeline for our future leadership. We are then leveraging local leadership development courses, senior executive mentoring and visibility to aid us in our determination to have a more gender balanced Vice president community.

All our major countries have women's councils and netwo in place with a focus on recruitment, retention, leadership networking.

Many countries have specific leadership development program initiatives and have been actively working with local managem to improve gender diversity.

In March 2007, the Group saw mobilization around *Internati Women's Day* (IWD). This provided a catalyst for initiatives in various worldwide locations. It led to Women's Councils bein up in the UK, North America and India, and to diverse activ in many other countries.

The *International Women's Day* event was kicked off with conference calls, during which senior board members ta about diversity in the Group: CEO Paul Hermelin took pa the morning session and Global Outsourcing lead Paul Sp took the afternoon call. "*I was very impressed that Paul Herm took the time to address this topic. In my 20-plus years of workin corporations, this was the first company to do so*", said a Capge IWD conference call respondent.

Capgemini's commitment to gender diversity has had widespread support across the Group. A survey sent to all participants on the *International Women's Day* conference calls of March 8, 2007 indicated strong support for the initiative, with 79% of respondents reporting increased confidence in the Group's commitment to gender diversity.

Health and safety in the workplace

Health and safety in the workplace is an important feature of human resources and facilities management. Fortunately, the Group's businesses do not involve high-risk activities. Health and safety responsibilities are however taken very seriously and the company has specific processes and measures in place. Capgemini also often works in collaboration with clients regarding client buildings and locations where staff may be working. Areas of concern are regularly reviewed and preventative measures put in place.

Our offices around the world have introduced initiatives to promote employee wellbeing. These include work-life balance programs, stress management, improvement of employee-manager relations, and better working conditions.

Many of our countries, including India, have Employee Assistance Programs (EAP), which have proven invaluable in helping our employees manage stressful personal situations through an external and entirely confidential service.

Other examples range from health checks focused on prevention of health problems, training for managers and employees on managing work-life balance, and fitness programs.

IV – THE GROUP AND ITS CLIENTS

4.1 The OTACE client satisfaction policy

Our client relationship management process, known as OTACE (*On Time and Above Client Expectations*) is a key factor underpinning our strong client relationships.

Under OTACE Reporting, clients are requested to specify their expectations of our services based on a set of indicators relating to:

- The type of service required
- The nature of the working relationship
- Knowledge sharing.

We document and review these indicators with clients to produce ratings that are reviewed according to an agreed schedule.

OTACE provides an indication of strengths and areas for improvements, as well as a deeper understanding of client satisfaction on individual projects. In 2007 our OTACE scores were 98% delivered on time, 86% delivered above or to customer expectation and average client satisfaction was 4.06 out of 5.

4.2 Systematically delivering sustainable value

Capgemini is working to embed CSR & Sustainability principles into its offers and to review the sustainability impacts of projects carried out with clients, by embedding social and environmental considerations into the project assessment processes where appropriate. Some examples are:

- **Capgemini Green IT opportunities:** by reviewing technology options, hardware suppliers, technical architectures, and system management hardware and software options we are able to identify ways to reduce power consumption, heat production, and wastage, to extend the life cycle of equipment or to ensure the ethical disposal of equipment.
  - Client Devices
    - LCD/TFT technology, which reduces space, power, and heat in the workplace
  - Server-Side Computing
    - Solid-state thin client devices, such as SunRay
  - Data Centers
    - High density technology solutions, such as blades
    - Grid-enabled applications
    - Improving use of technologies, such as on-site heat exchangers; using solar and turbine alternative power generation
  - Technology that helps reduce wastage
    - Tracking systems based on RFID
  - Better asset management
    - Better management and control of spares, peripheral devices and accessories
  - Optimizing Server Farms
  - Collaborating on Green IT projects with HP & Intel
  - Developments in Green Datacenters
  - IT Infrastructure
    - Virtualizing and consolidating infrastructure platforms to reduce overall power and cooling requirements by driving up utilization
    - Selecting power efficient infrastructure to reduce the power requirement per unit of capacity
    - Working in conjunction with an ethical disposal service provider to improve asset disposal to both meet the WEEE EC Directive and maximize reuse and recycling
  - Facilities Infrastructure: Reviewing the data centre portfolio to reduce the number of centers, closing those that have inefficient infrastructure, whilst opening new centers that use the latest technology for efficient power and heat management
  - Working with specialized companies to develop state of the art data centers designed to be efficient and sustainable
  - Reusing waste heat from data centers to heat office space
  - Procuring the most energy efficient products when replacing core data center infrastructure e.g., air conditioning
- **Sector specific CSR and sustainability examples**
  - Future Value Chain 2016: by reviewing the changing habits of various demographic age groups and taking an end-to-end view of production and buying habits, we can suggest ways in which technology can reduce environmental impacts, lower production and distribution costs and increase productivity, for example:
    - ASE facilitation for consumer product retailers in order to identify sustainability issues and solutions that will determine the design of the future value chain
  - Energy Conservation Tool: Smart Energy Alliance (SEA), Bell Canada and Capgemini created a tool to empower consumers with the information they need to make the right conservation choices
  - Business Models and Sustainable Energy Capgemini

Offering
- Studying the impact of Green Buildings for a leading elevator company to identify market opportunities.

• **CSR in Consulting Services (CS) product offering**
  - Supply Chain Management
  - Carbon Footprint Reduction tools
  - Corporate Performance Management (for example, integrated in management cycle and reporting)
  - Partnering arrangement with a German company on software to manage CSR.

Capgemini has taken part in various research projects for and with clients and in thought leadership groups. Several of these projects include CSR and sustainability themes:

• "*Future Consumer: How Shopper Needs and Behavior Will Impact Tomorrow's Value Chain*": Capgemini reveals the growing importance of health, sustainability and other rising customer expectations that will guide future consumer preferences and buying behavior.
• "*Cars Online 07/08*": Capgemini identifies the changing buying habits driven by growing web sophistication, emerging online tools and "green" issues.
• "*European Energy Markets Observatory (EEMO) Report*": Capgemini launches the ninth EEMO Report, the result of which highlights the security of supply issues impacting the European Energy markets, including the security of future electricity supply in relation to Europe's CO_2 emission targets.

All publications can be downloaded from ***http://www.capgemini.com***.

V – IN THE COMMUNITY

Joining forces to help others strengthens team spirit, improves communication skills and gives us a better understanding of the communities around us. Capgemini actively encourages employees at all levels to get involved in the communities in which they live and work, and to donate time, energy and creativity. Our community activities range from partnerships with various foundations to fundraising drives and direct financial contributions to a wide range of volunteer projects. Our focus on community projects is very much aligned with our corporate purpose and values. Our main community projects are currently based around three core themes:

• Education: "*Skills for the Future*"
• Diversity
• Our growth in India

Examples include our involvement with large foundations such as the Prince's Trust in the UK, the Naandi Foundation in India, and, more recently, the Naandi Foundation in Norway, the United Way in North America and Sogeti's involvement with PlaNet Finance.
More details on the extensive range of actions across the Group can be found in our CSR and Sustainability report and on our webs at ***http://www.capgemini.com/about/corporateresponsibili community/***.

VI – SUPPLIERS AND BUSINESS PARTNERS

Capgemini's business of providing intellectual services means t personnel costs account for almost 61% of its expenses, while exter purchases are mostly made up of rent, IT and telecommunicatic costs, as well as purchases of outside services (training, legal a audit fees, recruitment or IT services).
Our commitment to ethical supplier relations is reflected in comprehensive set of guidelines on the ethics of purchasing and selection of suppliers.

6.1 Purchasing activities

In our purchasing activities, we pay attention to:

• Social impacts and human rights
• Environmental impacts
• Anti-bribery and corruption.

The ten key principles of the United Nations *Global Compact* gu our activities throughout our business. This means that we committed to ensuring that we work only with suppliers w respect appropriate ethical policies and human rights.

6.2 Principles

Our suppliers must comply at least with the following principle

• No use of forced labor or child labor
• No discriminatory practices
• Freedom of association
• Compliance with applicable local laws, particularly relating working conditions, health and safety.

6.3 Procurement procedures

Our procurement procedures involve:

• Treating suppliers fairly
• Selecting vendors based on value, performance and price
• Providing justifiable and transparent selection decisions
• Ensuring confidentiality of supplier information
• Maintaining an "arm's-length" relationship with suppliers
• Not taking advantage of mistakes made by suppliers.

We are collaborating with our clients and partners to deve common approaches to corporate responsibility in sup chains.

6.4 Pilot program kicked off at Capgemini UK

Capgemini UK is currently undertaking an 18-month Sustain and Ethical Procurement review to further embed its CSI Sustainability practices into its supply chain. This involves a pe

of supplier assessment and evaluation, and, where necessary, potential cooperation on action should any major risks or concerns be identified. Capgemini UK will also be reassessing its supplier diversity during this program.

http://www.capgemini.com/about/corporateresponsibility/supplier_relations/

This program is now being rolled out to additional entities with the objective of implementing supplier assessment and evaluation with respect to all our major suppliers.

As far as possible, Capgemini also aims to undertake all procurement (real estate, equipment, business travel) in line with its environmental policies and guidelines and in 2007 embedded this into its contracts with the option to terminate contracts if environmental practices did not match up.

VII - THE GROUP AND THE ENVIRONMENT

Environmental policy

Capgemini is recognized as having a moderate impact on the environment due to the nature of its operations. However, the Group is committed to ensuring that its services are delivered in a manner that is not detrimental to the environment or to the health, safety and welfare of Capgemini employees, clients, customers and partners, or of the general public with whom the company comes into contact. Environmental protection is an ongoing process and the Group expects its employees, suppliers and contractors to ensure that the environmental impact of any activity, building or equipment is taken into consideration.

At the end of each year the Group surveys its subsidiaries with regard to environmental policies, programs and indicators in place in each region, specific actions taken and staff training and awareness.

The key features of the current Group environmental policy are:

- Compliance with local and international environmental legislation
- Taking environmental impacts into account in corporate social responsibility training programs and raising employee awareness of these issues
- Using the best practices available in this area
- Setting up indicators to monitor progress.

The Group's environmental focus is on four key areas:

- Energy Consumption
- Business Travel
- IT Asset Management
- Waste Management.

Energy consumption

We take action throughout the Group to ensure that our facilities have a low impact on the environment. We do this by actively monitoring power consumption with a view to reduction, and through advanced energy saving systems such as automatic switch-off lights, energy saving computer monitors, use of materials from renewable resources, non-toxic materials and recyclable items. We also provide training in environmental compliance for facilities managers.

Within the context of local legislation and real estate conditions, all parts of the business are increasingly expected to:

- Streamline existing office space to the optimum required for headcount
- Monitor and, where possible, optimize/reduce power consumption (e.g., by effective servicing, appropriate temperature controls, identification of emissions/leaks, water-saving devices, use of energy-saving monitors, etc.)
- Adopt advanced energy-saving systems when opening new office buildings, e.g., where possible, by:
  - using advanced heating and environmental controls to regulate the working environment;
  - using material from renewable resources, non-toxic materials and recyclable items;
  - installing internal noise suppression devices;
  - utilizing low energy and low water consumption planning;
- Ensure that all buildings comply with appropriate local/international health and safety regulations
- Ensure that no toxic or hazardous materials are introduced into the workplace without workplace controls being in place
- Provide appropriate training in environmental compliance for facilities managers.

Business travel

The Group aims to reduce the environmental impact of business travel as far as possible by only traveling to meetings when essential. This is achieved by supporting and improving:

- Video/telephone conferencing and other collaborative working tools
- Tele-work and flextime
- Employees' diary management with a view to minimizing travel
- Employees' ability to consider various aspects when selecting their mode of transport. This includes work-balance, cost, and environmental impact.

Where possible, employees are expected to use public transport or, for example, special company bus services, in preference to private transport. Where company car schemes are the norm as part of an overall employment package, the Group encourages the choice of hybrid cars and provides training on energy efficient car usage.

IT Asset management

In terms of the purchasing and management of equipment, where possible, and in accordance with local legislation, the business is expected to:

- Take into account the environmental aspects of any new equipment purchased
- Use low energy equipment
- Regularly maintain and clean equipment
- Ensure that equipment in the working environment does not gives rise to unreasonable noise, dust or fumes or constitute a hazard for employees
- Undertake appropriate testing of electrical equipment.

Waste management

Capgemini aims to recycle waste materials as far as possible, for example by:

- Providing recycling facilities for paper, aluminum, printer toners etc.

- Environmentally disposing of or recycling IT and electronic equipment in accordance with local laws
- Using appropriately certified/licensed organizations to remove special waste such as defective monitors or light tubes.

VIII – LIST OF THE TOP 10 SUPPLIERS

In millions of euros	Amount	% Revenues
FUTJITSU SERVICES	504	5.8%
BRITISH TELECOMMUNICATIONS	109	1.2%
ACCENTURE	49	0.6%
ING	44	0.5%
ALEXANDER MANN	40	0.5%
IBM	35	0.4%
HEWLETT-PACKARD	34	0.4%
UNISYS	32	0.4%
France TELECOM	29	0.3%
SAP AG	26	0.3%
TOTAL	903	10.4%

More details on our approach to the environment can be found on our website at ***http://www.capgemini.com/about/corporateresponsibility/environment/***.

CONSOLIDATED FINANCIAL STATEMENTS

STATUTORY AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2007

To the Shareholders,

Following our appointment as Statutory Auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Cap Gemini S.A. for the year ended December 31, 2007.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the consolidated Group as at December 31, 2007, and of the results of its operations for the year then ended in accordance with IFRS as adopted by the European Union.

II. Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code (*Code de commerce*) relating to the justification of our assessments, we bring to your attention the following matters:

Note 1.F to the consolidated financial statements sets out the methods used to account for revenues and costs related to long-term contracts. As part of our assessments, we ensured that the above-mentioned accounting rules and principles were properly applied and verified that the information provided in the note above was appropriate. We also obtained assurance that the estimates used were reasonable.

During the year, the Company completed the acquisition Kanbay International for a total cost of €954 million. Not to the consolidated financial statements sets out the allocat of the acquisition price, under which the Company recogni €831 million in goodwill. As part of our assessments:

- We obtained an understanding of the procedures implemen by the Group concerning the allocation of the acquisition p and in particular, we reviewed the report prepared by independent expert appointed by the Company to carry out above-mentioned work.
- We obtained assurance that the allocation of €831 million goodwill in respect of Kanbay to the Group's main cash-generat units was reasonable.

- Net intangible assets carried in the consolidated balance sh include €2,577 million in unamortized goodwill. The account principles used and the methods applied to determine the va in use of these assets are described in Note 10 to the consolida financial statements. As part of our assessments, we verified whet the approach applied was correct and that the assumptions u and resulting valuations were consistent overall.

Deferred tax assets amounting to €907 million are recor in the consolidated balance sheet. Note 12 to the consolida financial statements describes the methods used to calcul these assets. As part of our assessments, we verified the ove consistency of the information and assumptions used to perf these calculations.

These assessments were made in the context of our audit of consolidated financial statements taken as a whole, and there contributed to the opinion we formed which is expressed in first part of this report.

III. Specific verification

In accordance with professional standards applicable in France, have also verified the information given in the Group's managem report. We have no matters to report as to its fair presentation its consistency with the consolidated financial statements.

The Statutory Auditors

Neuilly-sur-Seine, February 14, 2008

PricewaterhouseCoopers Audit

Serge Villepelet   Edouard Sattler

Paris La Défense, February 14, 2008

KPMG Audit

Division of KPMG S.A.

Frédéric Quélin

Partner

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Notes	2005		2006		2007	
in millions of euros		Amount	%	Amount	%	Amount	%
Revenues	3	**6,954**	**100**	**7,700**	**100**	**8,703**	**100**
Cost of services rendered	4	5,377	77.3	5,920	76.9	6,518	74.9
Selling expenses	4	524	7.6	508	6.6	607	7.0
General and administrative expenses	4	828	11.9	825	10.7	938	10.7
Operating margin		**225**	**3.2**	**447**	**5.8**	**640**	**7.4**
Other operating income and expense, net	5	(11)	(0.1)	(113)	(1.5)	(147)	(1.7)
Operating profit		**214**	**3.1**	**334**	**4.3**	**493**	**5.7**
Finance costs, net	6	(24)	(0.4)	(10)	(0.1)	(4)	-
Other financial income and expense, net	7	(14)	(0.2)	(18)	(0.2)	(3)	-
Finance expense, net		**(38)**	**(0.6)**	**(28)**	**(0.3)**	**(7)**	**(0.1)**
Income tax expense	8	(35)	(0.5)	(13)	(0.2)	(48)	(0.6)
Share in profit of equity-accounted companies		-	-	-	-	2	-
Profit for the year		**141**	**2.0**	**293**	**3.8**	**440**	**5.1**
Attributable to:							
Equity holders of the parent		141	2.0	293	3.8	440	5.1
Minority interests		-	-	-	-	-	-

	Note	2005	2006	2007
Weighted average number of ordinary shares		**131,391,243**	**132,782,723**	**144,744,128**
Basic earnings per share (in euros).	9	1.07	2.21	3.04
Weighted average number of ordinary shares (diluted)		**138,472,266**	**147,241,326**	**159,292,070**
Diluted earnings per share (in euros)	9	1.06	2.07	2.84

CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2005, 2006 AND 2007

ASSETS

in millions of euros	*Notes*	December 31, 2005	December 31, 2006	December 20
Goodwill	10	1,809	1,849	2,5
Intangible assets	10	142	122	1
Property, plant and equipment	11	399	375	4
Total fixed assets		**2,350**	**2,346**	**3,1**
Deferred taxes	12	828	888	[illegible]
Other non-current assets	13	164	295	
TOTAL NON-CURRENT ASSETS		**3,342**	**3,529**	**4,**
Accounts and notes receivable	14	1,798	2,063	2,
Other receivables and income taxes	15	250	214	[illegible]
Short-term investments	16	1,805	2,460	1,
Cash at bank	16	416	442	[illegible]
TOTAL CURRENT ASSETS		**4,269**	**5,179**	**4,**
TOTAL ASSETS		**7,611**	**8,708**	**9,**

EQUITY AND LIABILITIES

in millions of euros	*Notes*	December 31, 2005	December 31, 2006	December 20
Share capital		1,053	1,153	1,
Additional paid-in capital		2,229	2,659	2,
Retained earnings and other reserves		(673)	(408)	(
Profit for the year		141	293	
Capital and reserves attributable to equity holders of the parent		**2,750**	**3,697**	**3,**
Minority interests		-	-	
TOTAL EQUITY		**2,750**	**3,697**	**3,**
Long-term financial debt	16	1,145	1,160	1,
Deferred taxes	12	121	118	
Provisions for pensions and other post-employment benefits	17	696	591	
Non-current provisions	18	14	74	
Other non-current liabilities	19	138	122	
TOTAL NON-CURRENT LIABILITIES		**2,114**	**2,065**	**2**
Short-term financial debt and bank overdrafts	16	171	107	
Accounts and notes payable	20	1,881	2,019	2
Advances received from customers	14	609	683	
Current provisions	18	20	24	
Other payables and income taxes	21	66	113	
TOTAL CURRENT LIABILITIES		**2,747**	**2,946**	**3**
TOTAL EQUITY AND LIABILITIES		**7,611**	**8,708**	**9**

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

in millions of euros	*Notes*	2005	2006	**2007**
Profit for the year		**141**	**293**	**440**
Depreciation, amortization and write-downs of fixed assets	10-11	200	167	192
Net additions to provisions and other net non-cash items (excluding current assets)		28	97	(27)
Gains and losses on disposals of assets		(166)	6	5
Expense relating to stock options and share grants	5	12	17	22
Finance costs, net	6	24	10	4
Income tax expense	8	35	13	48
Unrealized gains and losses on changes in fair value and other		6	8	1
Cash flows from operations before finance costs, net and income tax (A)		**280**	**611**	**685**
Income tax paid (B)		(36)	(31)	(79)
Change in accounts and notes receivable and advances received from customers		17	(181)	(159)
Change in accounts and notes payable		188	59	70
Change in other receivables/payables		93	120	(20)
Change in operating working capital (C)		**298**	**(2)**	**(109)**
NET CASH FROM/(USED IN) OPERATING ACTIVITIES (D=A+B+C)		**542**	**578**	**497**
Acquisitions of property, plant and equipment and intangible assets	10-11	(106)	(101)	(149)
Proceeds from disposals of property, plant and equipment and intangible assets		14	27	5
		(92)	**(74)**	**(144)**
Acquisitions of consolidated companies		(3)	(33)	(900)
Cash and cash equivalents of companies acquired		(6)	6	72
Proceeds from disposals of businesses and consolidated companies		194	-	-
Net proceeds/payments on disposals/acquisitions of non-consolidated companies		5	(136)	1
Payments related to derivative instruments		(16)	-	-
Net proceeds/payments relating to other investing activities		(2)	19	(10)
		172	**(144)**	**(837)**
NET CASH FROM/(USED IN) INVESTING ACTIVITIES (E)		**80**	**(218)**	**(981)**
Increase in share capital		5	517	34
Dividends paid		-	(66)	(101)
Net proceeds/payments relating to treasury stock transactions		(2)	2	1
Increase in financial debt	16	474	45	37
Repayments of financial debt	16	(183)	(108)	(132)
Finance costs, net	6	(24)	(10)	(4)
NET CASH FROM/(USED IN) FINANCING ACTIVITIES (F)		**270**	**380**	**(165)**
NET CHANGE IN CASH AND CASH EQUIVALENTS (G=D+E+F)		**892**	**740**	**(649)**
Effect of exchange rate movements on cash and cash equivalents (H)		12	(17)	(59)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR (I)	16	**1,232**	**2,136**	**2,859**
CASH AND CASH EQUIVALENTS AT END OF YEAR (G+H+I)	16	**2,136**	**2,859**	**2,151**

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

in millions of euros	Number of shares	Share capital	Additional paid-in capital	Treasury stock (1)	Consolidated retained earnings and other reserves	Translation reserves	Total eq (2)
AT JANUARY 1, 2005	**131,383,178**	**1,051**	**2,226**	**-**	**(511)**	**(10)**	**2,75**
Increase in share capital upon exercise of options (3)	198,800	2	3	-	-	-	
Transiciel earn-out payment	-	-	-	-	2	-	
Adjustment to the number of treasury shares held under the share buyback program (4)	-	-	-	(2)	-	-	(
Consolidation and elimination of 576,438 shares attributed or attributable to employees of the Capgemini Group (3)	-	-	-	(16)	19	-	
Valuation of stock options (3)	-	-	-	-	11	-	1
Income and expense recognized directly in equity	-	-	-	-	(192)	26	(1
Profit for the year	-	-	-	-	141	-	1
AT DECEMBER 31, 2005	**131,581,978**	**1,053**	**2,229**	**(18)**	**(530)**	**16**	**2,7**
Increase in share capital upon exercise of options (3)	790,393	7	12	-	-	-	
Dividends paid out for 2005	-	-	-	-	(66)	-	(
Issue of 312,127 shares in connection with the Transiciel earn-out mechanism	312,127	2	9	-	-	-	
Reversal of provision for the Transiciel earn-out mechanism	-	-	-	-	(11)	-	(
Issue of 11,397,310 new shares in connection with the increase in share capital of December 6, 2006	11,397,310	91	407	-	-	-	4
Disposal of 84,779 treasury shares returned to the Company	-	-	2	-	1	-	
Adjustment to the number and value of treasury shares held under the share buyback program (4)	-	-	-	(1)	2	-	
Remeasurement and elimination of shares attributed or attributable to employees of the Capgemini Group (3)	-	-	-	6	(3)	-	
Valuation of stock options (3)	-	-	-	-	15	-	
Income and expense recognized directly in equity	-	-	-	-	198	(17)	1
Profit for the year	-	-	-	-	293	-	2
AT DECEMBER 31, 2006	**144,081,808**	**1,153**	**2,659**	**(13)**	**(101)**	**(1)**	**3,6**
Increase in share capital upon exercise of options (3)	1,343,701	11	23	-	-	-	
"OCEANE 2005" bonds converted into shares	1	-	-	-	-	-	
Valuation of stock options (3)	-	-	-	-	19		
Dividends paid out for 2006	-	-	-	-	(101)	-	(1
Adjustment to the number and value of treasury shares held under the share buyback program (4)	-	-	-	(1)	-	-	
Remeasurement and elimination of shares attributed or attributable to employees of the Capgemini Group (3)	-	-	-	4	(1)	-	
Income and expense recognized directly in equity	-	-	-	-	(69)	(171)	(2
Profit for the year	-	-	-	-	440	-	4
AT DECEMBER 31, 2007	**145,425,510**	**1,164**	**2,682**	**(10)**	**187**	**(172)**	**3,8**

(1) See Note 1.K. – "Treasury stock".
(2) There were no minority interests at December 31, 2005, 2006 or 2007 (see Note 2 – "Changes in Group structure" and Note 30 – "List of the consolidated companies by country").
(3) The method for recognizing and measuring stock options and share grants is described in Note 9.A. – "Stock option plans and share grants".
(4) See Note 9.B. – "Share buyback program".

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

in millions of euros	2005	2006	**2007**
Profit for the year	**141**	**293**	**440**
Purchase of a call option on Cap Gemini shares to neutralize the dilutive impacts of the "OCEANE 2003" convertible/exchangeable bonds issued on June 24, 2003 (1)	(16)	-	-
Equity component of the June 16, 2005 bond issue ("OCEANE 2005") (2)	40	-	-
Actuarial gains and losses related to provisions for pensions and other post-employment benefits (3)	(220)	150	(84)
Deferred taxes recognized in equity (4)	5	43	15
Translation adjustments	26	(17)	(171)
Other income and expense	(1)	5	-
Income and expense recognized directly in equity	**(166)**	**181**	**(240)**
TOTAL RECOGNIZED INCOME AND EXPENSE	**(25)**	**474**	**200**

(1) Simultaneously to the "OCEANE 2005" bond issue, the Group decided to neutralize in full the potential dilutive impact of the "OCEANE 2003" convertible/exchangeable bonds issued on June 24, 2003 for a nominal amount of €460 million and maturing on January 1, 2010. This was achieved by purchasing a call option for €16 million (before tax) on approximately 9 million Cap Gemini shares, representing the total number of shares underlying the "OCEANE 2003" convertible/exchangeable bond issue.

(2) On June 16, 2005, the Group issued bonds convertible/exchangeable into new or existing Cap Gemini shares ("OCEANE 2005") for a nominal amount of €437 million. These bonds mature on January 1, 2012 (see Note 16 – "Net cash and cash equivalents").

(3) See Note 17 – "Provisions for pensions and other post-employment benefits". Actuarial gains and losses related to provisions for pensions and other post-employment benefits in the table above are based on the average exchange rate for each corresponding accounting period.

(4) In 2005, 2006 and 2007, deferred taxes mainly relate to the actuarial gains and losses for the period recognized in equity. In 2005, this item also includes deferred tax liabilities relating to the equity component of the bonds issued on June 16, 2005 for an amount of €14 million (see (2) above) and deferred tax assets of €6 million relating to the call option on Cap Gemini shares (see (1) above). Deferred tax assets for 2006 include the deferred tax asset recognized in the United Kingdom in an amount of €52 million. This concerns items recognized directly in equity between 2004 and 2006 and relates to provisions for pensions and other post-employment benefits.

NOTES TO THE GROUP CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ACCOUNTING POLICIES

Pursuant to European Commission Regulation No. 1606/2002 of July 19, 2002, the 2007 consolidated financial statements have been prepared in accordance with the international accounting standards issued by the International Accounting Standards Board (IASB). These international accounting standards comprise the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and the related interpretations endorsed by the European Union at December 31, 2007 and published in the Official Journal of the European Union.

The Group also takes account of the positions adopted by Syntec Informatique – an organization representing major consulting and computer services companies in France – regarding the application of IFRSs.

The Group is concerned by the following new standards and amendments effective as of January 1, 2007:

- IFRS 7 – "Financial Instruments: Disclosures";
- Amendment to IAS 1 – "Presentation of Financial Statements: Capital Disclosures".

These new standards and amendments introduce additional disclosure requirements in the notes to the financial statements regarding the Group's exposure to risk arising from the use of financial instruments.

The Group has not opted for early application of certain standards and interpretations issued by the IASB or the International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the European Union at December 31, 2007. This essentially concerns IFRS 8 – "Operating segments". Early adoption of this standard in 2007 would not have substantially altered the presentation of segment information.

The Group has not opted for early application of certain standards and interpretations issued by the IASB or IFRIC but not yet endorsed by the European Union at December 31, 2007. This concerns mainly the revised IAS 1 – "Presentation of Financial Statements". Early adoption of this revised standard in 2007 would not have had a material impact on the presentation of the financial statements for 2007, due mainly to the Group's adoption of the amended version of IAS 19 in 2006 resulting in the inclusion of a statement of recognized income and expense.

The 2007 consolidated financial statements and related notes were approved by the Board of Directors of Cap Gemini S.A. on February 13, 2008.

The principal accounting policies applied in the preparation of the consolidated financial statements are described hereafter :

A) Consolidation methods

The accounts of companies directly or indirectly controlled Cap Gemini S.A. are fully consolidated. Cap Gemini S.A. is deer to exercise control over an entity when it has the power to gov the financial and operating policies of the entity so as to ob benefits from its activities.

Investments in companies which Cap Gemini S.A. directly or indire controls jointly with a limited number of other shareholders accounted for by the method of proportional consolidation. method consists of consolidating the income and expenses, assets liabilities of jointly-controlled companies on a line-by-line basis, b on the Group's percentage interest in their capital.

Investments in associated companies over whose managem Cap Gemini S.A. exercises significant influence, without how exercising full or joint control, are accounted for by the equity met This method consists of replacing the cost of the shares with an amo corresponding to the Group's equity in the underlying net assets recording in the income statement the Group's equity in net inco

Details of the scope of consolidation are provided in Note 30 – of the main consolidated companies by country".

All consolidated companies prepared their account December 31, 2007 in accordance with the accounting pol and methods applied by the Group.

Intragroup transactions are eliminated on consolidation, as we intercompany profits.

The Group does not control any special purpose entities that have been consolidated.

B) Use of estimates

The preparation of financial statements involves the use of estin and assumptions which may have an impact on the reported va of assets and liabilities at the balance sheet date or on certain iter income and expense for the year. Estimates are based on econ data and assumptions which are likely to vary over time and subject to a degree of uncertainty. They mainly concern reve recognition on fixed-price contracts accounted for on a percent of-completion basis, the recognition of deferred tax assets, impairment tests, and current and non-current provisions.

C) Foreign currency translation

The consolidated financial statements presented in this report have been prepared in euros.

Balance sheets of foreign subsidiaries are translated into euros at year-end rates of exchange with the exception of equity accounts, which are carried at their historical values. Income statements of foreign subsidiaries are translated into euros at the average rates of exchange for the year. However, for certain material transactions, it may be relevant to use a specific rate of exchange. Differences arising from the translation at different rates are recognized directly in equity under "Translation reserves" and have no impact on profit.

Exchange differences arising on monetary items which form an integral part of the net investment in foreign subsidiaries are recognized in equity under "Translation reserves", for their net-of-tax amount. Exchange differences on receivables and payables denominated in a foreign currency are recorded as operating income or expense or financial income or expense, depending on the type of transaction concerned.

The exchange rates used to translate the financial statements of the Group's main subsidiaries into euros are as follows:

	Average exchange rates			Year-end exchange rates		
	2005	2006	2007	2005	2006	2007
US dollar	0.80461	0.79710	0.73072	0.84767	0.75930	0.68064
Pound sterling	1.46235	1.46681	1.46177	1.45921	1.48920	1.36091
Canadian dollar	0.66459	0.70258	0.68154	0.72860	0.65441	0.69498
Swedish krona	0.10779	0.10808	0.10809	0.10651	0.11061	0.10584
Australian dollar	0.61292	0.60016	0.61179	0.62077	0.59913	0.59769
Norwegian krona	0.12485	0.12434	0.12476	0.12523	0.12139	0.12541
Indian rupee	0.01823	0.01760	0.01767	0.01867	0.01716	0.01733
Polish zloty	0.24873	0.25682	0.26447	0.25907	0.26103	0.27766

D) Statement of income

Income and expenses are presented in the consolidated statement of income by function to reflect the specific nature of the Group's business more accurately. Under the line item presenting revenues, operating expenses are broken down into cost of services rendered (corresponding to costs incurred for the execution of client projects), selling expenses, and general and administrative expenses.

These three captions together represent ordinary operating expenses which are deducted from revenues to obtain operating margin, one of the main Group business performance indicators.

Operating profit is obtained by deducting other operating income and expense, net, from operating margin. Other operating income and expense, net, include the charge resulting from the deferred recognition of the fair value of shares and stock options granted to employees, and non-recurring revenues and expenses such as provisions for impairment of goodwill, capital gains or losses on disposals of consolidated companies or businesses, restructuring costs incurred under a detailed formal plan approved by the Group's management – the main features of which have been announced, the cost of integrating companies recently acquired by the Group, and the effects of curtailments and settlements relating to defined benefit plans.

Profit for the year is subsequently obtained by taking into account the following items:

- finance costs, net, which include interest on borrowings calculated based on the effective interest rate, less income from cash and cash equivalents;
- other financial income and expense, net, which primarily corresponds to the impact of remeasuring financial instruments at fair value, disposal gains and losses and the impairment of investments in non-consolidated companies, net interest costs on defined benefit plans, exchange gains and losses on financial items, and other financial income and expense on miscellaneous financial assets and liabilities calculated using the effective interest method;
- current and deferred income tax expense;
- share in profit of equity-accounted companies.

E) Earnings per share

Earnings per share are measured as follows:

- basic earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period, excluding treasury stock. The weighted average number of ordinary shares outstanding is adjusted by the number of ordinary shares bought back or issued during the period and is calculated by reference to the date of redemption or issue of shares during the year;
- diluted earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding

as used to calculate basic earnings per share, both items being adjusted, where appropriate, for the effects of all potential dilutive financial instruments corresponding to (i) stock options (see Note 9.A. – "Stock option plans and share grants"), and (ii) bonds convertible/exchangeable into new or existing Cap Gemini shares.

F) Recognition of revenues and the cost of services rendered

The method for recognizing revenues and costs depends on the nature of the services rendered:

A. TIME AND MATERIALS CONTRACTS:
Revenues and costs relating to time and materials contracts are recognized as services are rendered.

B. LONG-TERM FIXED-PRICE CONTRACTS:
Revenues from long-term fixed-price contracts, including systems development and integration contracts, are recognized under the "percentage-of-completion" method.
Costs related to long-term fixed price contracts are recognized as they are incurred.

C. OUTSOURCING CONTRACTS:
Revenues from outsourcing agreements are recognized over the life of the contract as the services are rendered. When the services are made up of different components which are not separately identifiable, the related revenues are recognized on a straight-line basis over the life of the contract.

The related costs are recognized as they are incurred. However, a portion of costs incurred in the initial phase of outsourcing contracts (transition and/or transformation costs) may be deferred when they are specific to a given contract, relate to future activity on the contract and/or will generate future economic benefits, and are recoverable. These costs are allocated to work-in-progress and any reimbursement by the client is recorded as a deduction of the costs incurred.

When the projected cost of the contract exceeds contract revenues, an expense is recognized for the amount of the difference.

Revenues receivable from these contracts are recognized in assets under "Accounts and notes receivable" when invoiced to customers or "Accrued income" when they are not yet invoiced.

G) Goodwill and intangible assets

A. GOODWILL
Business combinations are accounted for using the purchase method. Under this method, the identifiable assets, liabilities and contingent liabilities of the acquiree are recognized at fair values at the acquisition date and may be adjusted completion of the initial accounting within 12 months o combination.

Goodwill represents the excess of the cost of a business combin over the Group's interest in the net fair value of the assets, liabi and contingent liabilities of the acquiree. When the cost of a bus combination is less than the fair value of the assets acquired liabilities assumed, the difference is recognized immediately i statement of income.

Goodwill is not amortized but tested for impairment at least ann or more frequently when events or changes in circumstances ind that it may be impaired.

B. INTANGIBLE ASSETS
Computer software and user rights acquired on an unrestr ownership basis, as well as software developed for internal use w has a positive, lasting and quantifiable effect on future results capitalized and amortized over three to five years.
The capitalized costs of software developed for internal use repr costs that directly relate to its production, i.e., the salary cos staff that developed the software concerned, as well as a dir attributable portion of production overheads.

H) Property, plant and equipment

The carrying amount of property, plant and equipment corresp to the historical cost of these items, less accumulated depreci and impairment. No items of property, plant and equipment been revalued. Buildings owned by the Group are measured b on the components approach.

Subsequent expenditure (costs of replacing and/or bringing a into compliance) are capitalized and depreciated over the remai useful lives of the assets concerned. Ongoing maintenance cost expensed as incurred.

Depreciation is calculated on a straight-line basis over the estir useful lives of the assets concerned. It is calculated based on acquis cost less residual value.

Property, plant and equipment are depreciated over the follo estimated useful lives:

Buildings	20 to 40 y
Fixtures and fittings	10 y
Computer equipment	3 to 5 y
Office furniture and equipment	5 to 10 y
Vehicles	5 y
Other equipment	5 y

Residual values and estimated useful lives are reviewed at each balance sheet date.

The sale of property, plant and equipment gives rise to disposal gains and losses corresponding to the difference between the selling price and carrying amount of the asset concerned.

I) Impairment of goodwill, intangible assets, and property, plant and equipment

Intangible assets and property, plant and equipment are tested for impairment when there is an indication at the balance sheet date that their recoverable amount may be less than their carrying amount. Goodwill is tested for impairment at least once a year. The impairment test consists of assessing the recoverable amount of each asset or group of assets generating cash flows that are separate from the cash flows generated by other assets or groups of assets (cash-generating units – CGUs). The CGUs identified by the Group represent geographic areas as well as Sogeti's Local Professional Services business.
The assessment is notably performed using the discounted cash flows method and the recoverable amount of each CGU is calculated based on various parameters used in the budget procedure and three-year strategic plan extrapolated over a period of five years, including growth and profitability rates considered reasonable. Standard discount rates (based on the weighted average cost of capital) and standard long-term growth rates for the period beyond five years are applied to all valuations of CGUs. These rates are determined based on analyses of the business segments in which the Group operates. When the recoverable amount of a CGU is less than its carrying amount, the impairment loss is deducted from goodwill to the extent possible and charged to operating profit under "Other operating income and expense, net".

J) Leases

Contracts and agreements entered into by the Group are analyzed to determine if they are, or contain, leases.

Leases that do not transfer to the Group substantially all the risks and rewards incidental to ownership are classified as operating leases, and give rise to lease payments expensed as incurred over the lease term. However, when the Group assumes substantially all of the risks and rewards incidental to ownership, the lease is classified as a finance lease and is recognized as an asset at the lower of the fair value of the leased asset and the present value of future minimum lease payments, with the related obligation recorded in liabilities within financial debt. The asset is depreciated over the period during which it is expected to be used by the Group and the obligation is amortized over the lease term. Deferred tax is recognized accordingly.

K) Treasury stock

Cap Gemini S.A. shares held by the Company or by any consolidated companies are shown as a deduction from equity, at cost. The proceeds from sales of treasury stock are taken directly to equity, net of the tax effect, so that the gain or loss on the sale has no impact on profit for the period.

L) Deferred taxes

Deferred taxes are recorded to take into account temporary differences between the carrying amounts of certain assets and liabilities and their tax basis.

Deferred tax is recognized in profit or loss for the period when the related transaction or other event is recognized in profit or loss, except to the extent that the tax arises from a transaction or event which is charged or credited directly to equity, in which case the related deferred tax is also recognized directly in equity (see the consolidated statement of recognized income and expense).

Deferred taxes are accounted for using the balance sheet liability method and are measured at the tax rates that are expected to be applied to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or subsequently enacted at the balance sheet date. Adjustments to deferred taxes for changes in tax rates (or tax laws) previously recognized in the statement of income or in equity are recognized in the statement of income or in equity, respectively, for the period in which these changes become effective.

Deferred tax assets are recognized when it is probable that taxable profits will be available against which the deferred tax asset can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date. This amount is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of all or part of that deferred tax asset to be utilized. Any such reduction is reversed when it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are offset if, and only if, the subsidiaries have a legally enforceable right to set off current tax assets against current tax liabilities, and when the deferred taxes relate to income taxes levied simultaneously by the same taxation authority.

M) Financial instruments

Financial instruments consist of:

- financial assets, which include certain other non-current assets, accounts receivable, certain other receivables, cash at bank and short-term investments;
- financial liabilities, which include long and short-term financial debt and bank overdrafts, certain accounts payable, and certain other payables and non-current liabilities.

Financial instruments are recognized at inception and on subsequent dates in accordance with the methods described below. These methods draw on the following interest rate definitions:

- the coupon interest rate or coupon, which is the nominal interest rate on a bond;
- the effective interest rate, which is the rate that exactly discounts the estimated cash flows through the expected life of the instrument, or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability at initial recognition. The effective interest rate takes into account all fees paid or received, transaction costs, and, where applicable, premiums to be paid and received. This rate is also denominated as notional interest rate, and the corresponding financial expense, the notional financial expense;
- the market interest rate, which reflects the effective interest

rate recalculated at the date of measurement based on current market parameters.

Financial instruments (assets and liabilities) are initially recognized in the balance sheet at their fair value.

The subsequent measurement of financial assets and liabilities is based on either their fair value or amortized cost depending on their classification in the balance sheet. Financial assets measured at amortized cost are subject to tests to assess their recoverable amount as soon as there are indicators of a loss in value, and at least at each balance sheet date. Any loss in value is recognized in the statement of income.

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

Amortized cost corresponds to the initial carrying amount (net of transaction costs), plus interest calculated using the effective interest rate, less cash outflows (coupon interest payments and repayment of principal, and redemption premiums where applicable). Accrued interest (income and expense) is not recorded on the basis of the financial instrument's nominal interest rate, but of its effective interest rate.

Financial instruments (assets and liabilities) are derecognized when the related risks and rewards of ownership have been transferred, and when the Group no longer exercises control over the instruments.

a) Recognition and measurement of financial assets

Other non-current assets

Other non-current assets chiefly comprise:

(i) Shares in non-consolidated companies

The Group holds shares in certain companies over whose management it does not exercise significant influence or control. These shares mainly represent long-term investments supporting strategic alliances with the companies concerned.

(ii) *Aides à la construction* (building aid program) loans in France, security deposits and guarantees, and other long-term loans;

(iii) Receivables due from the French Treasury resulting from an election to carry back tax losses (see section b) below – "Recognition and measurement of financial liabilities");

(iv) Receivables which are expected to be settled beyond the normal operating cycle of the business to which they relate;

(v) Non-current derivative instruments.

These other non-current assets are carried at amortized cost, with the exception of:

- shares in non-consolidated companies, which are recognized at fair value: these are treated as available-for-sale securities and are there carried at fair value. For listed shares, fair value corresponds to share price. If the fair value cannot be determined reliably, the sh are recognized at cost.

Shares in non-consolidated companies are recorded as follows:
- any change in the fair value of shares in non-consolidated compa after initial recognition is recorded through equity;
- in the event of an objective indication of a decrease in fair valu particular, a significant or prolonged decline in the asset's va an impairment loss is recognized in profit or loss;
- when the impact of a change in fair value has previously b recognized in equity and there is objective evidence that the sh are impaired, or in the event of their disposal, the impairment lo impact of derecognition of the shares is dealt with through fina income and expense, and offset where appropriate by a full or pa write-back of the amount recorded in equity.

- non-current derivative instruments, which are recognized at value (see section c) below – "Derivative instruments").

Accounts and notes receivable

Accounts and notes receivable correspond to the fair value of expected consideration to be received. Where payment is defe beyond the usual periods applied by the Group and this has a mat impact on the fair value measurement, the future payments conce are discounted.

Cash and cash equivalents

Cash and cash equivalents include short-term investments and ca bank, less bank overdrafts. All components of cash and cash equival are carried at their fair value at the balance sheet date. The effec changes in fair value are recognized in finance expense, net.

b) Recognition and measurement of financial liabilities

Financial debt

Financial debt mainly consists of bond debt, loans granted by c institutions, obligations under finance leases, and liabilities recogn in respect of amounts receivable under the option to carry back losses (see section a) (iii)).

All financial debt is initially recognized at fair value in the balance sl and subsequently measured at amortized cost up to maturity.

Fair value corresponds to the present value of future cash outf discounted at the market interest rate, minus transaction costs any issue premiums.

Regarding convertible bonds, the difference between the non amount of the bonds and the fair value of the liability compone calculated above is recorded under equity.

In each subsequent period, the interest expense recorded in statement of income corresponds to the theoretical interest ch

calculated by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is calculated when the loan is taken out and corresponds to the rate that exactly discounts estimated future cash payments through the expected life of the loan to the initial fair value of the liability component of the loan.
The difference between interest expense thus calculated and the nominal amount of interest is recorded in financial expense, with the corresponding adjustment posted to liabilities.

Other financial liabilities
With the exception of derivative instruments carried at fair value (see section c) below – "Derivative instruments"), other financial liabilities consist primarily of accounts and notes payable measured at amortized cost in accordance with the principles set out above.

c) Derivative instruments
Derivative instruments comprise mainly forward foreign exchange currency contracts and interest rate swaps.
Derivative instruments are initially recognized at fair value. Except as described below in the case of instruments designated as cash flow hedges, changes in the fair value of derivative instruments, estimated based on market rates or data provided by the bank counterparties, are recognized in profit or loss at the balance sheet date.
When cash flow hedges are eligible for hedge accounting, (i) the effective portion of the hedge is recognized in equity and subsequently transferred to profit or loss when the hedged item itself affects profit or loss and (ii) the ineffective portion of the hedge is recognized immediately in finance expense, net.
The effectiveness of a hedge is demonstrated by means of prospective and retrospective tests performed at each balance sheet date. These tests are designed to validate whether the hedge qualifies for hedge accounting, by demonstrating that the hedging relationship is effective. The 80% to 125% range set by IAS 39 for retrospective tests is also used for the prospective tests.

N) Net cash and cash equivalents

Net cash and cash equivalents comprise cash and cash equivalents less short and long-term financial debt.
Cash and cash equivalents correspond to short-term investments and cash at bank, less bank overdrafts and derivative instruments when these relate to financial transactions.

O) Pensions and other post-employment benefits

Defined contribution plans
Defined contribution plans are funded by contributions paid by employees and Group companies to the organizations responsible for managing the plans. The Group's obligations are limited to the payment of such contributions which are expensed as incurred. The Group's obligation under these plans is recorded in "Accounts and notes payable". Defined contribution plans are operated in most European countries (France, the Netherlands, Germany and Central Europe, Nordic countries, Italy and Spain), in the United States and in the Asia-Pacific region.

Defined benefit plans
Defined benefit plans consist of either:

- unfunded plans, where benefits are paid directly by the Group and the related obligation is covered by a provision corresponding to the present value of future benefit payments. Estimates are based on regularly reviewed internal and external parameters. These unfunded plans correspond to retirement gratuities and healthcare assistance;
- funded plans, where the benefit obligation is covered by external funds. Group contributions to these external funds are made in accordance with the specific regulations in force in each country.

Obligations under these plans are generally determined by independent actuaries using the projected unit credit method. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each of these units is valued separately in order to obtain the amount of the Group's final commitment.

The resulting obligation is discounted by reference to market yields on high quality corporate bonds, of a currency and term consistent with the currency and term of the post-employment benefit obligation.
For funded plans, only the estimated deficit is covered by a provision.

Current and past service costs – corresponding to an increase in the obligation – are recorded within operating expense, respectively on an as-incurred basis in the period and over the residual vesting period of the rights concerned.

Gains or losses on the curtailment or settlement of defined benefit plans are recognized in «Other operating income and expense, net».

The impact during the year of discounting pension benefit obligations, as well as any changes in the expected return on plan assets, is recorded in «Other financial income and expense, net».

Actuarial gains and losses correspond to the effect of changes in actuarial assumptions and experience adjustments (i.e., differences between projected actuarial assumptions and actual data) on the amount of the defined benefit obligation or the value of plan assets. They are recognized in full within equity in the year in which they arise.

P) Stock options granted to employees

Stock options may be granted to certain Group employees entitling them to purchase Cap Gemini shares over a period of five or six years, at an exercise price set when the options are granted.

Stock options are measured at fair value, corresponding to the value of the benefit granted to the employee on the grant date. The amount is recognized in "Other operating income and expense, net" in the statement of income on a straight-line basis over the option vesting period, with a corresponding adjustment to equity.

The fair value of stock options is calculated using the Black and Scholes option pricing model which incorporates assumptions concerning the option exercise price and option life, the share price at the date of grant, implicit share price volatility, and the risk-free interest rate. The expense recognized also takes into account staff attrition rates for eligible employee categories. These assumptions are reviewed each year.

Q) Provisions

A provision is recognized in the balance sheet if, and only if, (i) the Group has a present obligation (legal or constructive) as a result of a

past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. Provisions are discounted when the impact of the time value of money is material.

R) Consolidated statement of cash flows

The consolidated statement of cash flows analyzes cash flows from operating, investing and financing activities.

S) Segment information

The Group analyzes its business activities by geographic area, business segment and client business line. Geographic entities constitute profit centers for which detailed performance measurements exist. The primary reporting segment corresponds to the geographic areas housing the Group's operations. The secondary reporting format corresponds to the Group's business segments.
Costs relating to operations and incurred by Group holding companies on behalf of geographic areas and business lines are allocated to the segments concerned either directly or on the basis of an allocation key. Items that have not been allocated correspond to headquarters' expenses.
Inter-segment transactions are carried out based on competitive market prices.

T) Exchange gains and losses on intragroup transactions

The results and financial position of a foreign subsidiary are included in the Group's consolidated financial statements using normal consolidation procedures, such as the elimination of intragroup balances and intragroup transactions. However, an intragroup short or long-term monetary asset (or liability) cannot be eliminated against the corresponding intragroup liability (or asset) without showing the results of currency fluctuations in the consolidated financial statements. This is because the monetary item represents a commitment to convert one currency into another and exposes the Group to a gain or loss through currency fluctuations. Accordingly, in the consolidated financial statements, such an exchange difference continues to be recognized in profit or loss or is classified in equity if the underlying forms an integral part of the net investment in the foreign operation.

NOTE 2 – CHANGES IN GROUP STRUCTURE

A) 2005 AND 2006

The main changes in Group structure in 2005 and 2006 were as follows:

In January 2005, the Group sold its 25.22% stake in IS Energy for €21 million, further to the exercise by E.ON of the call option it held on IS Energy's shares.

On June 16, 2005, the Group sold its US healthcare business tc Accenture group for €143 million.

On August 12, 2005, the Group entered into an alliance witl Japanese group NTT Data Corporation to sell 95% of its stal Capgemini Japan K.K. for €30 million.

On September 30, 2006, the Group acquired 100% of the ca of German group FuE. The FuE group is Germany's lea aerospace consulting and engineering firm. The Group has s 250 employees.

On October 11, 2006, the Group purchased 51% of the capi Unilever Shared Services Limited (renamed Capgemini Bus Services India Ltd.), a subsidiary of Hindustan Lever Lin (Unilever group). The company is an administrative, financia control service center for Unilever in India, and employs n 600 service professionals. Capgemini Business Services India is fully consolidated.
The purchase agreement includes a call/put option for Capge Hindustan Lever Limited on the remaining 49% of Capge Business Services India Ltd., exercisable from October 1, 20C a period of six months. If exercised, the Group would own 1 of Capgemini Business Services India Ltd. The Group recog a financial liability for an amount equal to the present val the option at that date. The difference between the present of the option and the carrying amount of the related mir interests is recorded in goodwill.

B) 2007

The main changes in Group structure in 2007 were as follows
a) Kanbay International Inc.
At the end of October 2006, the Group acquired 14.7% of K International Inc. ("Kanbay") for a total of USD 170 mi and recorded its investment under "Shares in non-consoli companies". On February 8, 2007, Kanbay's annual shareho meeting approved the acquisition of the company's entire capital by Capgemini in accordance with the terms and cond of the agreement dated October 26, 2006. On the same dat Group therefore acquired the remaining 85.3% of Kanbay's c for a total amount of USD 1,090 million.
Founded in 1989 and listed on the Nasdaq since 2004, K provides highly integrated management consulting, techn integration and development and outsourcing solutions th its single global delivery platform specialized in financial ser but also covering the consumer products, the telecommunica media, life sciences and travel and leisure sectors. In Ja 2007, Kanbay had a worldwide headcount of approxin 6,900. Kanbay is headquartered in Rosemont, Illinois.

offices in North America, London, Singapore, Hong Kong, Tokyo and Melbourne, and owns production sites in India at Pune, Hyderabad, Chennai and Bangalore.

Under the terms of the agreement, Capgemini undertook to pay a consideration of USD 29 per Kanbay share. After taking account of restricted shares, stock options and equity warrants exercisable prior to the acquisition date (February 8, 2007), the total cost of the transaction amounts to €954 million, including €8 million in fees directly attributable to the acquisition.

Kanbay was fully consolidated in 2007. Based on an evaluation carried out by an independent expert, its acquisition price was allocated as follows at December 31, 2007:

in millions of euros	
Net assets acquired, excluding existing goodwill	82
Amortizable intangible assets, net of deferred tax liabilities	41
Goodwill	831
Total acquisition price	**954**

Net assets acquired break down as follows:

in millions of euros	
Property, plant and equipment and intangible assets	64
Shares in equity-accounted companies	20
Net current and deferred taxes	4
Accounts and notes receivable and payable	(6)
Provisions for pensions	(1)
Financial debt	(72)
Cash and cash equivalents	72
Other adjustments to assets and liabilities at fair value, net of deferred taxes	1
Total net assets acquired, excluding existing goodwill	**82**

Accounts and notes receivable and payable include a provision equal to the value of the stock options and restricted shares granted by Kanbay to its employees since 2003 and that had not yet vested at the acquisition date (February 8, 2007). As Kanbay is no longer listed, the Capgemini Group decided, while retaining the terms and conditions of existing stock option and restricted share plans, to set the exercise price and pay a cash consideration based on a price of USD 29 per option and/or share at the vesting date. These stock options and restricted shares will be settled in favor of Kanbay employees mainly between 2007 and 2008 on condition that the beneficiaries are employed by the Group at the final vesting date.

The total estimated cost of these stock options and shares amounts to €24 million and is recorded on a straight-line basis between the various grant dates and the final vesting date. A €15 million provision has therefore been recognized in the post-acquisition balance sheet with respect to services rendered between the grant date and the acquisition date. For the period between the acquisition date and the various final vesting dates, an expense is recognized in the statement of income. The expense recognized with respect to these stock options and shares for 2007 is €6 million (see Note 5 – "Other operating income and expense, net").

Amortizable intangible assets identified during the process of allocating the acquisition price consist of customer relationships carried at fair value, which are amortized over useful lives ranging from five to ten years.

Goodwill represents the integrated management model developed by Kanbay for its onshore and offshore teams (known as the "one team model"). This model will be rolled out by the Group through its I^3 transformation program. Goodwill was allocated to the Group's key geographic areas (North America, France, United Kingdom, Benelux, Germany and Central Europe and Nordic countries) based on their "Technology Services" and "Outsourcing Services" revenues generated in the "Financial Services", "Energy and Utilities", "Manufacturing, Retail and Distribution" and "Telecommunications, Media and Entertainment" sectors, as well as in Sogeti's two operating entities. These regions and entities are the Group's priority in rolling out its "one team model" (see Note 10 – "Goodwill and intangible assets").

Financial debt mainly corresponds to USD 96 million (€72 million) in drawdowns on a USD 150 million credit facility agreed with a banking syndicate on March 9, 2006. On February 9, 2007, the drawdowns were reimbursed and the credit facility was cancelled in advance of maturity.

Kanbay is consolidated with effect from January 1, 2007. Its activities were transferred to the Group's operating entities during the year.

b) Software Architects Inc.

On March 1, 2007, Sogeti USA LLC finalized the acquisition of the entire share capital of Chicago-based company Software Architects Inc., which has more than 500 employees and operations in 10 US cities.

At December 31, 2007, the provisional allocation of the acquisition price can be analyzed as follows:

in millions of euros	
Net assets acquired, excluding existing goodwill (1)	
Amortizable intangible assets, net of deferred tax liabilities	
Goodwill	
Total acquisition price	

(1) Of which €1 million in cash and cash equivalents.

Software Architects Inc. is consolidated within the Group's accounts as of March 1, 2007, and was merged into Sogeti USA LL April 1, 2007.

NOTE 3 – REVENUES

Revenues break down as follows by geographic area:

	2005		2006		2007
in millions of euros	Amount	%	Amount	%	Amount
North America	1,353	20	1,341	17	1,721
United Kingdom and Ireland	1,738	25	2,126	28	2,230
Nordic countries	415	6	441	6	539
Benelux	956	14	1,046	14	1,168
Germany and Central Europe	443	6	514	7	558
France	1,666	24	1,816	23	1,971
Southern Europe	310	4	339	4	390
Asia-Pacific	73	1	77	1	126
TOTAL	**6,954**	**100**	**7,700**	**100**	**8,703**

The year-on-year increase in revenues in 2007 is 13.0% taking into account changes in Group structure and exchange rates, and 9. like-for-like basis (constant Group structure and exchange rates).

NOTE 4 – OPERATING EXPENSES BY NATURE

The analysis of operating expenses by nature is as follows:

	2005		2006		2007	
in millions of euros	Amount	% revenues	Amount	% revenues	Amount	rev
Personnel costs	4,175	60.0	4,336	56.3	4,906	
Travel expenses	309	4.5	340	4.4	393	
	4,484	**64.5**	**4,676**	**60.7**	**5,299**	
Purchases and sub-contracting expenses	1,808	26.0	2,068	26.9	2,268	
Rent and local taxes	240	3.5	268	3.5	285	
Depreciation, amortization and provisions	197	2.8	241	3.1	211	
TOTAL	**6,729**	**96.8**	**7,253**	**94.2**	**8,063**	

Personnel costs break down as follows:

in millions of euros	2005	2006	2007
Wages and salaries	3,283	3,429	3,936
Payroll taxes	803	818	874
Pension costs related to defined benefit plans and other post-employment benefit expenses (1)	89	89	96
TOTAL	**4,175**	**4,336**	**4,906**

(1) See Note 17 – "Provisions for pensions and other post-employment benefits".

NOTE 5 – OTHER OPERATING INCOME AND EXPENSE, NET

in millions of euros	2005	2006	2007
Restructuring costs	(164)	(94)	(90)
Integration costs relating to acquired companies	-	-	(27)
Expenses relating to stock options and share grants (1)	(12)	(17)	(22)
Capital gains on the disposal of consolidated companies or businesses	166	-	-
Other operating income and expense, net	(1)	(2)	(8)
TOTAL	**(11)**	**(113)**	**(147)**

(1) These expenses are calculated as explained in Note 9.A - "Stock options plans and share grants".

In 2005, other operating income and expense, net, primarily related to restructuring costs associated with workforce reduction measures (€83 million), measures taken to streamline the Group's real estate assets (€66 million), accelerated amortization of software in North America (€15 million), and capital gains on disposals of consolidated companies (IS Energy and Capgemini Japan K.K.) or business lines (North American healthcare business).

In 2006, this category essentially related to restructuring costs incurred within the scope of the Margin Acceleration Program ("MAP") for streamlining the Group's outsourcing activities, breaking down as follows: €67 million associated with workforce reduction measures, €16 million with steps taken to streamline the Group's real estate assets and €11 million in industrialization and migration costs relating to the implementation of the Rightshore strategy.

In 2007, restructuring costs mainly include:

- costs incurred in implementing the MAP program for the Outsourcing businesses;
- costs related to reducing the workforce assigned to the HM Revenue & Customs contract in the United Kingdom in line with the expected fall in business under the contract.

Restructuring costs by nature represent:

- costs related to workforce reduction measures in Europe (€64 million, including €35 million due to the HM Revenue & Customs contract);
- expenses related to measures taken to streamline the Group's real estate assets, principally in the United Kingdom (€13 million);
- industrialization and migration costs incurred in connection with rightshoring solutions (€13 million).

The integration costs of recent acquisitions was €27 million, where Kanbay (€25 million) was the main component, comprised of:

- €8 million in costs related to workforce reduction measures and site closures;
- €13 million in consultancy costs incurred during the integration process, and other costs directly attributable to the integration of personnel from acquirees;
- €6 million in costs linked to the stock option and restricted share plans granted by Kanbay and maintained by Capgemini, concerning the period from the acquisition date to the various final vesting dates (see Note 2 – "Changes in Group structure").

NOTE 6 – FINANCE COSTS, NET

Finance costs, net, can be analyzed as follows:

in millions of euros		2005	2006	2007
Gross finance costs	I	(57)	(67)	(7
Income from cash and cash equivalents	II	33	57	6
FINANCE COSTS, NET		**(24)**	**(10)**	**(**

I – GROSS FINANCE COSTS

Gross finance costs can be broken down as follows:

in millions of euros	2005	2006	200
Interest on convertible bonds	(30)	(43)	(4
Other interest expense	(27)	(24)	(2
TOTAL	**(57)**	**(67)**	**(7**

Interest on convertible bonds relates to interest expense on the "OCEANE 2003" and "OCEANE 2005" bonds convertible/exchangeable into new or existing Cap Gemini shares, issued on June 24, 2003 and June 16, 2005, respectively. This includes €41 million in notional interest (of which €16 million relating to interest paid on bonds) and €3 million in interest due under the "OCEANE 2003" bond issue interest rate swap.

In 2007, other interest expense mainly includes:

- €11 million in notional interest related to finance leases (mainly concerning the United Kingdom and France);
- €6 million in notional interest related to the financial debt recognized following the reinstatement in the balance sheet of carry-back tax credits sold in 2003 and 2004. The recognition of the tax credits at amortized cost generates a gain for the same amount included in operating income;
- €5 million in notional interest related to the recogniti financial debt of the present value of the put option gra to the TXU group in connection with the 10-year outsou contract signed on May 17, 2004.

II – INCOME FROM CASH AND CASH EQUIVALENTS

The year-on-year increase in income from cash and cash equiva in 2007 essentially results from the increase in returns on invested mainly by Cap Gemini S.A., which was partially offs a reduction in the average available cash (see Note 16 – "Ne and cash equivalents").

NOTE 7 – OTHER FINANCIAL INCOME AND EXPENSE, NET

in millions of euros	2005	2006	2007
Interest rate hedging instruments at fair value (A)	-	1	2
Ineffective portion of currency hedging instruments classified as cash flow hedges	-	-	5
Currency hedging instruments at fair value (B)	2	3	1
Exchange gains on financial transactions (C)	3	4	25
Gains on disposal and reversal of provision on investments in non-consolidated companies	3	-	3
Other	1	5	2
TOTAL OTHER FINANCIAL INCOME	**9**	**13**	**38**
Interest rate hedging instruments at fair value (A')	-	(5)	-
Currency hedging instruments at fair value (B')	(2)	(4)	(17)
Exchange losses on financial transactions (C')	(4)	(7)	(7)
Expenses related to the measurement of financial liabilities at amortized cost	(4)	(3)	(3)
Net interest cost on defined benefit plans (1)	(8)	(9)	(6)
Loss on disposal and impairment of investments in non-consolidated companies	(3)	-	(3)
Other	(2)	(3)	(5)
TOTAL OTHER FINANCIAL EXPENSE	**(23)**	**(31)**	**(41)**
TOTAL OTHER FINANCIAL INCOME AND EXPENSE, NET	**14**	**(18)**	**(3)**

(1) See Note 17 – "Provisions for pensions and other post-employment benefits".

"Other financial income and expense, net" was negative by €3 million in 2007, showing a €15 million year-on-year improvement on 2006 (net financial expense of €18 million in 2006), and mainly comprise:

- interest rate hedging instruments at fair value (A): these correspond to derivative instruments aimed at hedging interest rate risks on financial transactions. In 2007, these derivative instruments generated a financial income of €2 million, largely because of changes in the market value of the «OCEANE 2003» bond interest rate swap. The increase in the fair value of this swap (generating an income of €1 million in 2007 versus an expense of €5 million in 2006 – see (A')) accounts for most of the €6 million year-on-year improvement in «Other financial income and expense» arising on interest rate hedging instruments at fair value;

- ineffective portion of currency hedging instruments classified as cash flow hedges: these correspond to derivatives aimed at hedging currency risks on intragroup operations involving India. Currency hedging instruments classified as cash flow hedges generated a net financial income of €5 million in 2007. This income reflects the change in the ineffective portion of the hedges' fair value (see Note 24 - "Hedge accounting");

- currency hedging instruments at fair value (B): these correspond to derivative instruments aimed at hedging currency risks on financial transactions. Currency hedges at fair value generated a net financial expense of €16 million in 2007 (see (B)-(B')), primarily due to changes in the fair value of a currency swap aimed at hedging an intragroup loan between Capgemini UK and Cap Gemini S.A.. This expense, which results from the rise in the value of the euro against the pound sterling over 2007, was largely offset by a €15 million unrealized exchange gain on the said intragroup loan. This gain was included in "Exchange gains on financial transactions (C)" at year-end. Other exchange gains realized on financial transactions (around €10 million) include those arising in connection with hedges of various intragroup loans, in particular:
  - gains on hedges of the above-mentioned loan between Capgemini UK and Cap Gemini S.A. (€3 million);
  - gains on hedges contracted in connection with intragroup lending and borrowing activities within the scope of the Group's international cash pooling arrangements (€3 million). These were fully offset by exchange losses for the same amount on the underlying currency positions at year-end (recorded in "Exchange losses on financial transactions (C')").

  The net change in (i) income and expenses on currency hedging instruments at fair value, and (ii) exchange gains and losses on financial transactions between 2006 and 2007 is an increase of €6 million (from a negative €4 million in 2006 to a positive €2 million in 2007);

- net interest cost on defined benefit plans (mainly in the United Kingdom and Canada) was €6 million in 2007 (2006: €9 million), representing a decrease of €3 million.

NOTE 8 – INCOME TAX EXPENSE

Income tax expense can be analyzed as follows:

in millions of euros	2005	2006	2007
Current income taxes	(34)	(49)	(78)
Deferred income taxes	(1)	36	30
TOTAL	**(35)**	**(13)**	**(48)**

Current income tax expense for 2007 includes:

- €68 million in income taxes on profits, chiefly relating to the Netherlands, the United Kingdom and Germany;
- €10 million in taxes not based on taxable income and other taxes, mainly related to North America and Italy.

Net deferred tax income for 2007 primarily reflects:

- the write-back of €101 million from a provision for deferred tax assets recognized on tax loss carry-forwards arising in prior yea mainly in France (€81 million) and in Sweden;
- the recognition of €6 million in net deferred tax income c temporary differences, mainly in France and the Unit Kingdom;
- the utilization against 2007 taxable profits of tax loss carry-forwar previously recognized in the balance sheet for €75 million, mair in France (€58 million) and Germany.

The difference between the French standard rate of income tax and the effective tax rate of the Group can be analyzed as follows:

in millions of euros	2005	2006	2007
STANDARD TAX RATE IN FRANCE (%)	**34.9**	**34.4**	**34.4**
Tax (expense)/income at the standard rate	**(61)**	**(105)**	**(168)**
Impact of:			
Deferred tax assets unrecognized or depreciated on temporary differences and tax loss carry-forwards	(16)	(11)	5
Impact of revaluation of deferred tax assets generated in France (1)	36	40	81
Recognition of deferred tax assets on temporary differences and tax loss carry-forwards arising prior to January 1	10	53	19
Utilization of previously unrecognized tax loss carry-forwards	4	41	7
Difference in tax rates between countries	1	6	11
Permanent differences and other items	(9)	(37)	(3)
Tax expense at the effective rate	**(35)**	**(13)**	**(48)**
EFFECTIVE RATE OF INCOME TAX (%)	**19.9**	**4.2**	**9.8**

(1) Calculated based on the parameters set out in Note 12 – "Deferred taxes".

During 2007 and in previous financial years, some Group companies underwent tax audits leading in some cases to tax reassessments. A number of these reassessments have been challenged and cert litigation proceedings were in progress at the balance sheet date.

NOTE 9 – **SHAREHOLDERS' EQUITY**

A) Stock option plans and share grants

At the May 23, 2000 and May 12, 2005 Annual Shareholders' Meetings, the Board of Directors was given a five-year authorization in respect of the May 23, 2000 plan ("2000 Plan"), and an authorization period of 38 months in respect of the May 12, 2005 plan ("2005 Plan"), to grant stock options to certain Group employees on one or several occasions.

The main features of these plans and their bases of calculation are set out in the table below:

	Plan 2000		Plan 2005	Total
Date of Shareholders' Meeting	May 23, 2000		May 12, 2005	
Maximum number of shares to be issued on exercise of options	12,000,000		6,000,000	
Date options first granted under the plan	September 1, 2000	October 1, 2001	Octobre 1, 2005	
Deadline for exercising stock options after their grant date (based on progressive tranches)	6 years	5 years	5 years	
Exercise price as a % of the average share price over the twenty stock market trading days preceding the grant date	80%	100%	100%	
Exercise price (per share and in euros) of the various stock option grants:				
Low	139.00	21.00	30.00	
High	139.00	40.00	55.00	
Maximum number of shares to be issued on exercise of outstanding options at December 31, 2006	6,665,265		3,853,445	**10,518,710**
Number of new stock options granted during the year	Plan expired		2,332,500	**2,332,500**
Number of options forfeited or canceled in 2007	850,486		365,850	**1,216,336**
Number of options exercised in 2007	1,296,776 (1)		46,925 (2)	**1,343,701**
Maximum number of shares to be issued on exercise of outstanding options at December 31, 2007	4,518,003 (3)		5,773,170 (4)	**10,291,173**
Residual weighted average life (in years)	1.68		3.84	-

(1) At December 31, 2007, the following stock options had been exercised: 834,959 stock options granted at a price of €24; 101,150 stock options granted at a price of €40; 30,874 stock options granted at a price of €31; 231,894 stock options granted at a price of €21; and 97,899 stock options granted at a price of €27.

(2) Representing 45,825 stock options purchased at a price of €30; and 1,100 stock options purchased at a price of €43.

(3) Representing 752,350 shares purchased at a price of €40; 201,842 shares at €31; 2,455,161 shares at €21; and 1,108,650 shares at €27.

(4) Representing 1,574,870 shares purchased at a price of €30; 1,950,800 shares at €43; 323,000 shares at €55; and 1,924,500 shares at €44.

The Group has no contractual or implicit obligations to purchase or settle the options in cash.

In the event of a notice of authorization of a tender offer or public exchange offer for some or all of the Company's shares published by Euronext, option holders would be entitled, if they so wish, to exercise all of their remaining unexercised options immediately.

Fair value of options granted and impact on the financial statements

Based on the calculation parameters used to determine fair value under the Black & Scholes option pricing model (described in the table below), the expense to be recorded in "Other operating income and expense, net" amounts to €19 million. The total expense to be amortized between 2008 and 2011 in respect of the eight option grants is €29 million.

Summary	2000 Plan				2005 Plan			
Grant dates:	October 1, 2003	April 1, 2004	October 1, 2004	April 1, 2005	October 1, 2005	October 1, 2006	April 1, 2007	Octc 2(
Number of shares initially granted	1,406,000	566,000	3,634,500	1,623,000	1,915,500	2,067,000	400,000	1,93
Exercise price (per share and in euros) of the various stock option grants	40	31	21	27	30	43	55	
Share price at the grant date	35.88	31.19	19.09	27.06	32.59	41.84	57.00	4;
Number of shares subscribed at December 31, 2007	117,450	52,676	467,539	128,347	62,380	1,100	-	
Principal market conditions at the grant date								
Volatility	37.0-38.0%	38.1-38.8%	37.5-38.5%	32.4-33.8%	27.4-29.4%	32.4-35.9%	31.7-32.7%	34.8
Average length of the option exercise period (in years)	3.5-4.25	3.5-4.25	3-4.25	3-4.25	3-4.25	3-4.25	3-4.25	3-
Risk-free interest rate	2.7-3.1%	2.8-3%	3-3.3%	2.2-2.9%	2.3-2.7%	3.5-3.6%	4.1-4.2%	4
Expected dividend rate	1%	1%	1%	1%	1%	1%	1.5%	1
Off-market conditions:								
Employee presence within the Group at the exercise date	yes	yes	yes	yes	yes	yes	yes	
Other	no	yes (1)	no	no	no	no	no	
Pricing model used to calculate stock option fair values	Black & Scholes model							
Range of fair values in euros	8.7-10.3	9.2-10.3	4.5-5.7	6.2-7.8	7.6-9.4	10.7-11.7	14.5-17.1	10
Maximum number of shares to be issued on exercise of outstanding options at December 31, 2007	752,350	201,842	2,455,161	1,108,650	1,574,870	1,950,800	323,000	1,9

(1) The final number of stock options was based on a percentage of target adjusted gross operating profit achieved by Sogeti.

Share grants made in connection with agreements signed on the May 2000 acquisition of Ernst & Young's consulting business

These agreements included an employee-retention scheme applicable over a maximum five-year period for the key employees of Ernst & Young's consulting business who joined the Group. This scheme was based on the gradual acquisition of ownership of shares granted to the sellers of Ernst & Young's consulting business. If a person covered by this scheme left the Group, he or she could be required to return a portion of the shares received in May 2000. The agreements also provided that ownership of a portion of the shares thus returned would automatically be transferred to Cap Gemini S.A. (to be subsequently canceled or sold), with the balance to be held within the local entities to which employees having left the group were attached (trusts and bank accounts) as part of the employee-retention scheme, in order to be subsequently reallocated to other employees in the countries concerned. As certain shares were sold, in accordance with the provisions of the agreements, cash amounts were also paid to these entities before the ownership of the shares fully vested in the beneficiaries concerned who subsequently left the Group. Th amounts corresponded to the disposal gain on the shares r which could, where appropriate, be granted to employee countries concerned in the form of exceptional remuneratio The reallocations of Cap Gemini shares under this scheme a on the gradual vesting of the shares over a similar period applicable to the stock options granted by Cap Gemini S.A

In 2007, the above-mentioned entities granted 18,700 Cap shares to their respective employees (primarily in North Amer related expense for 2007 amounts to €2.5 million and is rec "Other operating income and expense, net". The total expe amortized between 2008 and 2011 amounts to €5 million It should be noted this scheme is used very margin should come to an end in the near future as only a ver number of shares (fewer than 18,000) may still be alloca corresponding expense is however recorded over the period of the rights concerned.

) Share buyback program

he share buyback program was described in a prospectus published n March 22, 2007. At December 31, 2007, the €1 million change n treasury shares held under the share buyback program (acquired xclusively in connection with a liquidity contract implemented with ffect from September 30, 2005) is deducted from consolidated quity.

C) Earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing profit or loss for the year by the weighted average number of ordinary shares outstanding during the period, excluding treasury stock. The weighted average number of ordinary shares is adjusted by the number of ordinary shares bought back or issued during the period.

	2005	2006	2007
rofit for the year *(in millions of euros)*	141	293	440
Veighted average number of ordinary shares	131,391,243	132,782,723	144,744,128
ASIC EARNINGS PER SHARE *(in euros)*	**1.07**	**2.21**	**3.04**

he increase in the average number of shares between 2005 and 006 reflects the exercise of stock options held by employees, ne Transiciel earn-out payment (since August 2006), and the ssue of new shares in connection with the capital increase of December 6, 2006. The impact of the earn-out payment and the share ssue was significantly reduced by applying a time proportion basis. he increase in the average number of shares between 2006 and 007 is due to the exercise of stock options held by employees nd to the full-year impact of the Transiciel earn-out payment nd capital increase of December 6, 2006.

Diluted earnings per share

Diluted earnings per share are calculated by assuming conversion into ordinary shares of all dilutive instruments outstanding at the balance sheet date.

The average share price in 2007 was €49.32.

At December 31, 2007, instruments considered dilutive for the purpose of calculating diluted earnings per share include:

- employee stock options, which are considered to be potentially dilutive when the average price of ordinary shares during the period exceeds the exercise price of the options including fair value;
- "OCEANE 2005" convertible/exchangeable bonds, as the €13 million interest expense recorded (net of taxes) on the bonds is lower than basic earnings per share (see Note 16 – "Net cash and cash equivalents").

	2005	2006	2007
Profit for the year *(in millions of euros)*	**141**	**293**	**440**
nterest expense on "OCEANE 2005" bonds (net of taxes)	6	12	13
Diluted profit for the year *(in millions of euros)*	**147**	**305**	**453**
Weighted average number of ordinary shares (diluted)			
Weighted average number of ordinary shares	131,391,243	132,782,723	144,744,128
Adjusted to reflect:			
- conversion of "OCEANE 2003" bonds	-	-	-
- conversion of "OCEANE 2005" bonds (weighted average)	5,905,405	11,810,810	11,810,809
- exercise of share warrants relating to the acquisition of the Transiciel group	315,790	-	-
- exercise of employee stock options	859,828	2,647,793	2,737,133
Weighted average number of ordinary shares (diluted)	**138,472,266**	**147,241,326**	**159,292,070**
Diluted earnings per share *(in euros)*	**1.06**	**2.07**	**2.84**

The June 24, 2003 convertible/exchangeable bond issue ("OCEANE 2003"):

- was not considered dilutive at December 31, 2005 as the interest expense recorded (net of taxes) on each bond exceeded basic earnings per share;
- was not considered dilutive at December 31, 2006 and 2007 – even though the €14 million interest expense recognized on the bonds (net of taxes) in 2006 and 2007 is less than basic earnings per share (see Note 16 – "Net cash and cash equivalents") – because the Group acquired a call option in June 2005 on an equivalent number of shares to those underlying the "OCEANE 2003" bond issue (approximately 9 million shares), designed to neutralize in full the potential dilutive impact of the bonds. Accordingly, profit for 2006 and 2007 was not restated for the net-of-tax interest expense on the "OCEANE 2003" convertible/exchangeable bonds.

For information purposes, it should be noted that had the "OCEANE 2003" convertible/exchangeable bond issue been considered dilutive for the calculation of diluted earnings per share, the weighted average number of ordinary shares would have been 156,260,933 at December 31, 2006 and 168,311,677 at December 31, 2007, while diluted earnings per share would have totaled €2.04 in 2006 and €2.78 in 2007.

NOTE 10 – GOODWILL AND INTANGIBLE ASSETS

Changes in goodwill and intangible assets can be analyzed as follows by type of asset:

in millions of euros	Goodwill	Software	Internally generated intangible assets	Other intangible assets	Total
GROSS VALUE					
AT JANUARY 1, 2005	**1,786**	**184**	**39**	**154**	**2,163**
Translation adjustments	41	10	-	13	64
Acquisitions/Increase	1	19	2	5	27
Disposals/Decrease	(5)	(20)	-	(13)	(38)
Changes in Group structure	4	(16)	-	(2)	(14)
Other movements	-	8	-	(16)	(8)
AT DECEMBER 31, 2005	**1,827**	**185**	**41**	**141**	**2,194**
Translation adjustments	(13)	(3)	-	(9)	(25)
Acquisitions/Increase	-	13	9	8	30
Disposals/Decrease	-	(59)	(1)	(15)	(75)
Changes in Group structure	56	-	-	6	62
Other movements	-	(16)	12	1	(3)
AT DECEMBER 31, 2006	**1,870**	**120**	**61**	**132**	**2,183**
Translation adjustments	(149)	(7)	-	(16)	(172)
Acquisitions/Increase	-	24	2	13	39
Disposals/Decrease	-	(19)	-	-	(19)
Changes in Group structure	878	8	-	74	960
Other movements	-	4	1	(2)	3
AT DECEMBER 31, 2007	**2,599**	**130**	**64**	**201**	**2,994**
o/w finance leases				*13*	*13*
ACCUMULATED AMORTIZATION					
AT JANUARY 1, 2005		**119**	**28**	**33**	**180**
Translation adjustments		7	-	2	9
Additions		44	7	16	67
Disposals		(19)	-	(12)	(31)
Changes in Group structure		(12)	-	(1)	(13)
Other movements		2	-	-	2
AT DECEMBER 31, 2005		**141**	**35**	**38**	**214**
Translation adjustments		(3)	-	(2)	(5)
Additions		13	6	18	37
Disposals		(56)	(1)	(8)	(65)
Changes in Group structure		-	-	-	-
Other movements		-	-	-	-
AT DECEMBER 31, 2006		**95**	**40**	**46**	**181**
Translation adjustments		(5)	-	(4)	(9)
Additions		18	5	31	54
Disposals		(17)	-	-	(17)
Changes in Group structure		4	-	-	4
Other movements		2	-	(1)	1
AT DECEMBER 31, 2007		**97**	**45**	**72**	**214**
o/w finance leases				*10*	*10*
IMPAIRMENT					
AT JANUARY 1, 2005	**12**	**8**	**-**	**-**	**20**
Translation adjustments	-	-	-	-	-
Additions	6	3	-	-	9
Changes in Group structure	-	-	-	-	-
Other movements	-	-	-	-	-
AT DECEMBER 31, 2005	**18**	**11**	**-**	**-**	**29**
Translation adjustments	-	-	-	-	-
Additions	3	-	(2)	1	2
Changes in Group structure	-	-	-	-	-
Other movements	-	(7)	7	-	-
AT DECEMBER 31, 2006	**21**	**4**	**5**	**1**	**31**
Translation adjustments	(1)	-	-	-	(1)
Additions	2	-	-	-	2
Changes in Group structure	-	-	-	-	-
Other movements	-	-	-	-	-
AT DECEMBER 31, 2007	**22**	**4**	**5**	**1**	**32**
NET					
AT DECEMBER 31, 2005	**1,809**	**33**	**6**	**103**	**1,951**
AT DECEMBER 31, 2006	**1,849**	**21**	**16**	**85**	**1,971**
AT DECEMBER 31, 2007	**2,577**	**29**	**14**	**128**	**2,748**
o/w finance leases				3	3

The acquisition cost of intangible assets reported in the balance sheet (€39 million in 2007) is different from the figure provided in the cash flow statement (€32 million in 2007), as it excludes acquisitions of assets held under finance leases (€7 million in 2007).

Net value of goodwill

• The carrying amount of goodwill per cash generating unit (geographic areas and Sogeti's "Local Professional Services" business) is as follows:

In millions of euros	December 31, 2005			December 31, 2006			**December 31, 2007**		
	Gross value	Impairment	Carrying amount	Gross value	Impairment	Carrying amount	Gross value	Impairment	Carrying amount
North America	222	-	222	199	-	199	454	-	454
United Kingdom	475	(4)	471	483	(6)	477	525	(7)	518
Benelux	333	(12)	321	319	(12)	307	394	(12)	382
France	136	-	136	136	(1)	135	291	(1)	290
Other	203	(2)	201	228	(2)	226	339	(2)	337
Sogeti	458	-	458	505	-	505	596	-	596
Total	**1,827**	**(18)**	**1,809**	**1,870**	**(21)**	**1,849**	**2,599**	**(22)**	**2,577**

Analysis of changes in goodwill over the period

Changes in the net value of goodwill in 2007 primarily reflect:

- goodwill of €831 million arising on the acquisition of Kanbay International Inc. (see Note 2 – "Changes in Group structure"). Of this amount, €305 million was allocated to North America, €172 million to France, €90 million to the United Kingdom, €84 million to Benelux, €72 million to Germany and Central Europe, €54 million to Nordic countries, and €54 million to Sogeti;
- goodwill of €44 million arising on the acquisition of Software Architects Inc. on March 1, 2007;
- translation losses of €149 million arising on goodwill denominated in foreign currencies.

Measurement of goodwill at December 31, 2007

Goodwill was tested for impairment at December 31, 2007 in line with the Group procedure for verifying the value of these assets. Based primarily on the discounted cash flows method, this procedure consists of assessing the recoverable amount of each cash-generating unit (CGU) within the Group.

The main assumptions used to value cash-generating units are as follows:

- basis for CGU valuation: value in use;
- number of years over which cash flows are estimated and extrapolated indefinitely: 5 years;
- perpetual growth rate: 3%;
- discount rate: 10.2% for North America and 10.1% for other cash-generating units.

No material impairment losses were recognized at December 31, 2007 as a result of these tests.

NOTE 11 – PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment can be analyzed as follows by type of asset:

in millions of euros	Land, buildings, fixtures and fittings	Computer equipment	Other property, plant and equipment	Total
GROSS VALUE				
AT JANUARY 1, 2005	**461**	**525**	**128**	**1,114**
Translation adjustments	13	17	3	33
Acquisitions/Increase	16	89	10	115
Disposals/Decrease	(79)	(135)	(15)	(229)
Changes in Group structure	(2)	(54)	(1)	(57)
Other movements	19	(3)	(9)	7
AT DECEMBER 31, 2005	**428**	**439**	**116**	**983**
Translation adjustments	(2)	(5)	(1)	(8)
Acquisitions/Increase	18	100	13	131
Disposals/Decrease	(41)	(145)	(5)	(191)
Changes in Group structure	1	-	-	1
Other movements	3	(9)	(4)	(10)
AT DECEMBER 31, 2006	**407**	**380**	**119**	**906**
Translation adjustments	(16)	(15)	(2)	(33)
Acquisitions/Increase	35	111	23	169
Disposals/Decrease	(35)	(63)	(9)	(107)
Changes in Group structure	49	24	4	77
Other movements	7	(4)	(3)	-
AT DECEMBER 31, 2007	**447**	**433**	**132**	**1,012**
o/w finance leases	*106*	*161*	*7*	*274*
ACCUMULATED DEPRECIATION				
AT JANUARY 1, 2005	**204**	**364**	**97**	**665**
Translation adjustments	9	11	1	21
Additions	40	80	10	130
Reversals	(63)	(117)	(13)	(193)
Changes in Group structure	-	(39)	(1)	(40)
Other movements	5	(2)	(5)	(2)
AT DECEMBER 31, 2005	**195**	**297**	**89**	**581**
Translation adjustments	(1)	(2)	(1)	(4)
Additions	36	86	9	131
Reversals	(28)	(136)	(5)	(169)
Changes in Group structure	-	-	-	-
Other movements	(10)	-	(1)	(11)
AT DECEMBER 31, 2006	**192**	**245**	**91**	**528**
Translation adjustments	(9)	(10)	-	(19)
Additions	37	91	10	138
Reversals	(31)	(59)	(8)	(98)
Changes in Group structure	6	11	1	18
Other movements	3	(2)	(1)	-
AT DECEMBER 31, 2007	**198**	**276**	**93**	**567**
o/w finance leases	33	85	6	124
IMPAIRMENT				
AT DECEMBER 31, 2005	**3**	**-**	**-**	**3**
AT DECEMBER 31, 2006	**3**	**-**	**-**	**3**
AT DECEMBER 31, 2007	**3**	**-**	**-**	**3**
NET				
AT DECEMBER 31, 2005	**230**	**142**	**27**	**399**
AT DECEMBER 31, 2006	**212**	**135**	**28**	**375**
AT DECEMBER 31, 2007	**246**	**157**	**39**	**442**
o/w finance leases	73	*76*	*1*	*150*

The acquisition cost of property, plant and equipment reported in the balance sheet (€169 million in 2007) is different from the figure provided in the cash flow statement (€117 million in 2007), as it excludes acquisitions of assets held under finance leases (€52 million in 2007).

NOTE 12 – DEFERRED TAXES

I – RECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES

A) Analysis by recovery date

At December 31 *(in millions of euros)*	2005	2006	2007
Deferred tax assets:			
– Deferred tax assets recoverable in more than one year	737	761	791
– Deferred tax assets recoverable within one year	91	127	116
TOTAL DEFERRED TAX ASSETS	**828**	**888**	**907**
Deferred tax liabilities:			
– Deferred tax liabilities payable in more than one year	105	108	128
– Deferred tax liabilities within one year	16	10	10
TOTAL DEFERRED TAX LIABILITIES	**121**	**118**	**138**

B) Change in deferred tax assets and liabilities

in millions of euros	Deferred tax assets arising from tax loss carry-forwards	Deferred tax assets arising from the acquisition of Ernst & Young's consulting business	Deferred tax assets arising from temporary differences	Total deferred tax assets	Total deferred tax liabilities
At January 1, 2007	**583**	**125**	**180**	**888**	**(118)**
Changes in Group structure	-	-	1	1	(33)
Translation adjustments	-	(13)	(7)	(20)	6
Deferred taxes recognized in profit or loss	18	-	7	25	5
Deferred taxes recognized in equity	-	-	13	13	2
At December 31, 2007	**601**	**112**	**194**	**907**	**(138)**

Deferred taxes arising on changes in Group structure (€32 million) relate to the acquisitions of Kanbay International Inc. and Software Architects Inc. during the year (see Note 2 – "Changes in Group structure") and largely relate to amortizable intangible assets.

The breakdown of deferred taxes recognized in profit or loss €30 million) is provided in Note 8 – "Income tax expense".

Deferred tax expense recognized in equity for €15 million mainly relates to actuarial gains and losses also carried in equity (see the statement of recognized income and expense).

Deferred tax assets arising from the acquisition of Ernst & Young's consulting business in North America
The difference between the price at which Ernst & Young's North American consulting business was purchased in 2000, and the tax base of the assets and liabilities acquired (€2,719 million at December 31, 2007) is amortized over 15 years for tax purposes, representing an income tax saving of around €1,060 million based on current tax rates. Over the last few fiscal years, some or all of these amortization charges have led to an increase in tax losses that may be carried forward over a period of 20 years. The value of the related deferred tax assets is assessed based on estimated taxable profit of the Group's North American operations over the next five years, using growth and profitability rates considered reasonable. Previously recognized deferred tax assets of USD 165 million (representing €112 million at December 31, 2007) were not remeasured at December 31, 2007. Taxable profits generated in 2007 by the Group's North American operations were entirely offset by the tax-deductible expense relating to the payment by the Group of Kanbay stock options. The Group considers that it should consolidate the improved profitability of its North American operations before reassessing the value of deferred tax assets. Accordingly, unrecognized differed tax assets amount to €948 million at December 31, 2007.

Deferred tax assets arising from tax loss carry-forwards in France
In 2002, Cap Gemini S.A. recognized a €2.8 billion net short-term capital loss for tax purposes, further to the reorganization of the Group's North American operations. Since December 31, 2003, the corresponding tax loss may be carried forward indefinitely against future taxable profit generated in France.
At each balance sheet date, this deferred tax asset is adjusted to reflect the estimated taxable profit of the Group's operations over the

next 15 years. The calculation is based on growth and profitability assumptions considered reasonable, using the following visibility parameters:

- 100% utilization in the first five years. As from the sixth year, a provision is set aside for probable recoveries based on a standard rate of 35%, which is increased by five points per year up to 70% in the fifteenth year, and to 100% beyond the fifteenth year.

This calculation model is based on a progressive decline in visibility as regards the future realization of estimates, so that recognized deferred tax assets are utilized as follows:

- approximately 60% is utilized in the first five years,
- the remaining 40% is utilized between the sixth and fifteenth year.

At December 31, 2007, the corresponding deferred tax asset recognized in France amounts to €545 million (€522 million at end-2006), representing a revaluation of €81 million and a utilization of €58 million. Accordingly, unrecognized deferred tax assets amount to €45 million at December 31, 2007.

Other deferred tax assets recognized on tax loss carry-forwards

Deferred tax assets recognized on tax loss carry-forwards at Group level (excluding deferred tax assets recognized in France) total €56 million and relate to Sweden and Norway (€28 million), Germany (€20 million), Belgium (€3 million) and other countries (€4 million).

C) Analysis by type

Recognized deferred tax assets at December 31, 2007 can be analyzed as follows by type:

At December 31 *(in millions of euros)*	**2007**
Tax loss carry-forwards	539
Acquisition of Ernst & Young's consulting business	112
Provisions for pensions and other post-employment benefits	100
Other	40
Total deferred tax assets recoverable in more than one year	**791**
Tax loss carry-forwards	62
Provisions for pensions and other post-employment benefits	16
Amortization adjustments	9
Other	29
Total deferred tax assets recoverable within one year	**116**
TOTAL RECOGNIZED DEFERRED TAX ASSETS	**907**

Deferred tax liabilities at December 31, 2007 can be analyzed as follows by type:

At December 31 *(in millions of euros)*	**2007**
Restatement of tax-deductible goodwill amortization	50
Restatement of amortization taken on customer relationships	23
Equity component of "OCEANE 2003" and "OCEANE 2005" convertible/exchangeable bonds	16
Restatement of finance leases	13
Provisions	13
Other	13
Total deferred tax liabilities payable in more than one year	**128**
Revaluation of work-in-progress	9
Other	1
Total deferred tax liabilities payable within one year	**10**
TOTAL DEFERRED TAX LIABILITIES	**138**

II – UNRECOGNIZED DEFERRED TAX ASSETS

Unrecognized deferred tax assets can be analyzed as follows:

At December 31 *(in millions of euros)*	2005	2006	2007
Tax loss carry-forwards	524	437	369
Acquisition of Ernst & Young's consulting business	1,183	1,058	948
Temporary differences	380	188	183
TOTAL	**2,087**	**1,683**	**1,500**

At December 31, 2007, unrecognized deferred tax assets are essentially attributable to North America (€1,184 million). Of this amount, €948 million relates to Ernst & Young's consulting business, €151 million to deferred taxes on tax loss carry-forwards, and €85 million to deferred taxes on temporary differences.

At December 31, 2007, unrecognized deferred tax assets arising on tax loss carry-forwards amounted to €369 million and primarily concerned North America (€151 million), France (€45 million), and Italy (€40 million).

At end-2007, unrecognized deferred tax assets arising on temporary differences relate to:

- changes in provisions for pensions and other post-employment benefits (€72 million), essentially in the United Kingdom;
- differences in revenue recognition in the individual company accounts and the consolidated accounts (€30 million);
- differences in the methods used for capitalizing and depreciating/amortizing fixed assets in the individual company accounts and consolidated accounts (€9 million);
- restructuring costs (€8 million), provisions (€12 million) and other miscellaneous items (€52 million).

III – EXPIRY DATES OF TAX LOSS CARRY-FORWARDS

The taxable bases for tax loss carry-forwards can be analysed as follows:

	2005		2006		2007	
At December 31 *(in millions of euros)*	Amount	%	Amount	%	Amount	%
Y+1	3	-	62	2	82	2
Y+2	69	2	57	1	69	2
Y+3	48	1	64	2	9	-
Y+4	43	1	8	-	14	-
Y+5	9	-	16	-	5	-
Beyond 5 years	4,442	96	4,202	95	4,033	96
TOTAL	**4,614**	**100**	**4,409**	**100**	**4,212**	**100**

Tax loss carry-forwards do not include tax-deductible amortization charges recorded against goodwill arising from the acquisition of Ernst & Young's consulting business, amounting to €1,284 million at December 31, 2007.

NOTE 13 – OTHER NON-CURRENT ASSETS

Other non-current assets can be analyzed as follows:

At December 31 *(in millions of euros)*	2005	2006	2007
Shares in equity-accounted companies	-	-	23
Shares in non-consolidated companies	5	140	3
Carry-back tax credits	116	121	-
Deposits and other long-term investments	32	23	35
Derivative instruments	-	3	3
Other	11	8	32
TOTAL	**164**	**295**	**96**

Shares in equity-accounted companies

Shares in equity-accounted companies primarily include the 48.6% interest in SSS Holding Corporation Ltd. acquired as a result of the purchase of Kanbay International Inc.

Shares in non-consolidated companies

The main change compared with December 31, 2006 relates to the acquisition of Kanbay. The Group had already acquired 14.7% of the company's capital in October 2006 and classified its investment

within «Shares in non-consolidated companies» under other non-current assets in an amount of €132 million. The Kanbay acquisition was completed on February 8, 2007 and fully consolidated for the first time in 2007 (see Note 2 – "Changes in Group structure").

Carry-back tax credits
On June 26, 2003 and June 28, 2004, Cap Gemini S.A. sold a tax receivable of €90 million and an additional tax receivable of €39 million to a credit institution for €74 million and €33 million, respectively (see Note 16 – "Net cash and cash equivalents", section II c). At December 31, 2007, these receivables were reclassified from other non-current assets to other receivables due to their short-term maturities (June 2008).

Deposits and other long-term investments
Deposits and other long-term investments consist of *aides à la construction* (building aid program) loans in France, contributions to retirement plans in Canada, security deposits and guarantees, and other long-term investments.

Derivative instruments
Derivative instruments consist of interest rate and currency hedges. Hedges of borrowings are detailed in Note 16 – "Net cash and cash equivalents" section III, while cash flow hedges of operating transactions are described in Note 24 – "Hedge accounting".

Other non-current assets
This caption essentially includes €25 million in accounts receivable due in more than one year under the Schneider Electric contract in France.

NOTE 14 – ACCOUNTS AND NOTES RECEIVABLE

Trade accounts and notes receivable can be analyzed as follows:

At December 31 *(in millions of euros)*	2005	2006	2007
Accounts receivable	1,337	1,459	1,542
Provisions for doubtful accounts	(33)	(25)	(14)
Accrued income	467	530	694
Work-in-progress	27	99	96
TOTAL	**1,798**	**2,063**	**2,318**

Total accounts receivable and accrued income net of advances received from customers can be analyzed as follows in number of days' revenues:

At December 31 *(in millions of euros)*	2005	2006	2007
Accounts and notes receivable (excluding work-in- progress)	1,771	1,964	2,222
Advances received from customers	(609)	(683)	(743)
Total accounts receivable net of advances received from customers	**1,162**	**1,281**	**1,479**
In number of days' revenues	60	60	61

NOTE 15 – OTHER RECEIVABLES AND INCOME TAXES

At December 31 *(in millions of euros)*	2005	2006	2007
Income taxes receivable	21	20	31
Tax and social security related receivables	70	55	56
Prepaid expenses	134	118	134
Carry-back tax credits	-	-	127
Other	25	21	26
TOTAL	**250**	**214**	**374**

Carry-back tax credits

At December 31, 2007, these receivables were reclassified from other non-current assets to other receivables and income taxes due to their short-term maturities (June 2008).

NOTE 16 – NET CASH AND CASH EQUIVALENTS

Net cash and cash equivalents correspond to available cash and cash equivalents less short and long-term financial debt and derivative instruments when these relate to items of a financial nature.

At December 31 *(in millions of euros)*		2005	2006	2007
Cash and cash equivalents	I	2,136	2,859	2,151
Financial debt	II	(1,231)	(1,224)	(1,245)
Derivative instruments	III	(1)	(3)	(17)
NET CASH AND CASH EQUIVALENTS		**904**	**1,632**	**889**

I – CASH AND CASH EQUIVALENTS

Cash and cash equivalents reported in the consolidated statement of cash flows correspond to short-term investments and cash at bank, less bank overdrafts.

At December 31 *(in millions of euros)*	2005	2006	2007
Short-term investments	1,805	2,460	1,594
Cash at bank	416	442	648
Bank overdrafts	(85)	(43)	(91)
CASH AND CASH EQUIVALENTS	**2,136**	**2,859**	**2,151**

At December 31, 2007, short-term investments mainly consist of commercial paper and certificates of deposit.

The decrease in cash and cash equivalents in 2007 mainly reflects payments for acquisitions (€828 million net of cash acquired), in particular Kanbay International Inc. (€754 million net of cash acquired). Excluding net payments for acquisitions, cash and cash equivalents improved over the year, with net cash from operating activities (€497 million) more than offsetting cash payments made during 2007 in connection with:

- acquisitions of property, plant and equipment and intangible assets (€149 million);
- dividends (€101 million);
- net reimbursements of financial debt (€95 million).

II – FINANCIAL DEBT

A. Analysis of financial debt

Financial debt breaks down into short and long-term debt, as follows:

At December 31 *(in millions of euros)*		2005	2006	2007
"OCEANE 2003" and "OCEANE 2005" convertible/ exchangeable bonds	*(a)*	814	838	864
Obligations under finance leases	*(b)*	124	107	105
Other long-term financial debt	*(c)*	207	215	90
Long-term financial debt		**1,145**	**1,160**	**1,059**
Obligations under finance leases	*(b)*	50	49	45
Drawdowns on bank and similar facilities	*(d)*	8	6	6
Commercial paper		15	-	-
Other short-term financial debt	*(c)*	13	9	135
Short-term financial debt (1)		**86**	**64**	**186**
TOTAL FINANCIAL DEBT		**1,231**	**1,224**	**1,245**

(1) Short-term financial debt includes the current portion of long-term debt and all other financial debt due within one year.

a) Bonds convertible/exchangeable into new or existing Cap Gemini shares ("OCEANE")

"OCEANE 2005" CONVERTIBLE/ EXCHANGEABLE BONDS ISSUED ON 16, JUNE 2005

On June 16, 2005, Cap Gemini S.A. issued bonds convertible/ exchangeable into new or existing Cap Gemini shares, maturing on January 1, 2012 ("OCEANE 2005"). The issuance and settlement date of the bonds was June 24, 2005.

The total amount of the issue was €437 million, represented by 11,810,810 bonds with a nominal value of €37 each. The bonds bear interest at 1% per year.

The terms and conditions of this issue are set out in the prospectus approved by the AMF on June 16, 2005 under the reference number 05-564.

SUMMARY OF THE MAIN TERMS AND CONDITIONS OF THE "OCEANE 2005" BOND ISSUE

Conversion and/or exchange of the bonds for shares

At any time between June 24, 2005 and the seventh business day preceding January 1, 2012.

Redemption at maturity

January 1, 2012 at a price of €41.90 per bond, representing a premium of 113.2% over the bonds' nominal value.

Early redemption at the Company's option

- at any time, without limitation on price or quantity, by buying back all or some of the bonds either on or off market or by means of a public buyback or exchange offer;
- between June 24, 2009 and December 31, 2011, all outstanding bonds may be redeemed at an early redemption price calculated in such a way that the resulting yield to maturity is equal to that which would have been obtained at maturity, i.e., a rate of 2.875%, plus accrued interest, if the product of (i) the then current conversion/ exchange ratio and (ii) the arithmetic average of the opening prices quoted for the Company's ordinary shares on the Eurolist market of Euronext Paris S.A. over a period of 20 consecutive trading days, exceeds 130% of such early redemption price. Upon early redemption, the bonds may be redeemed either in cash or converted into Cap Gemini S.A. shares, at the option of the bondholders;
- at any time, for all outstanding bonds, if less than 10% of the bonds are still outstanding.

Early redemption at the option of bondholders

Bondholders may request the early redemption of all or part of their bonds in the event of a change of control of the Company.

Early repayment

At the initiative of a majority of bondholders, particularly in the event of a failure to pay sums due or to comply with other obligations set out in the documentation (beyond any "grace" periods, if applicable), cross default (in excess of a minimum threshold), liquidation, dissolution or sale of all of the Company's assets, or delisting of the Company's shares from the Eurolist market of Euronext Paris S.A.

An upgrade or downgrade in Cap Gemini S.A.'s credit rating

would not constitute an early redemption event and would have no impact on the applicable interest rate.

Pari passu status
Cap Gemini S.A. has undertaken that the bonds will rank pari passu with all other bonds issued by the Company.

RECOGNITION OF "OCEANE 2005" BONDS

At December 31, 2007, the liability component of the "OCEANE 2005" convertible/exchangeable bonds amounted to €426 million (€411 million at December 31, 2006).
The annual notional interest expense recognized on "OCEANE 2005" bonds was €19 million, compared with a paid coupon of €4 million based on the bonds' nominal interest rate (1%). The notional interest expense is calculated based on an effective interest rate of 4.8%, which represents the market interest rate for an equivalent bond issue at the same date without the conversion option (4.5%), after taking into account issuance costs.

"OCEANE 2003" CONVERTIBLE/ EXCHANGEABLE BONDS ISSUED ON JUNE 24, 2003

On June 24, 2003, Cap Gemini S.A. issued bonds convertible/ exchangeable into new or existing Cap Gemini shares, maturing on January 1, 2010 ("OCEANE 2003"). The issuance and settlement date of the bonds was July 2, 2003.
The total amount of the issue was €460 million, represented by 9,019,607 bonds with a nominal value of €51 each. The bonds bear interest at 2.5% per year.
The terms and conditions of this issue are set out in the prospectus approved by the AMF on June 24, 2003 under the reference number 03-607.
An interest rate swap was entered into in connection with these OCEANE bonds in 2004, and was subsequently amended in 2006. The terms and conditions of this contract, under which Cap Gemini S.A. has swapped the 2.5% fixed rate payable on the bonds for a variable rate indexed to the 3-month post-fixed Euribor, are described in section III – "Derivative instruments".

SUMMARY OF THE MAIN TERMS AND CONDITIONS OF THE "OCEANE 2003" BOND ISSUE

Conversion and/or exchange of the bonds for shares
At any time between August 11, 2003 and the seventh business day preceding January 1, 2010.

Redemption at maturity
The bonds will be redeemed in full at par in cash on January 1, 2010.

Early redemption at the Company's option
- at any time, without limitation on price or quantity, by buying back all or some of the bonds either on or off market or by means of a public buyback or exchange offer;
- from July 2, 2007 and until the seventh business day preceding January 1, 2010, at an early redemption price equal to par plus accrued interest, if the product of (i) the then current conversion/exchange ratio and (ii) the arithmetic average of the opening quoted prices of the Company's ordinary shares on the Eurolist market of Euronext Paris S.A. calculated over a period of 20 stock exchange trading days, exceeds 125% of such early redemption price. Upon early redemption, the bonds may be redeemed either in cash or converted into Cap Gemini S.A. shares, at the option of the bondholders.

Early redemption at the option of bondholders
Bondholders may request the early redemption of all or part of their bonds in the event of a change of control of the Company.

Early repayment
At the initiative of a majority of bondholders, particularly in the event of a failure to pay sums due or to comply with other obligations set out in the documentation (beyond any "grace" periods, if applicable), cross default (in excess of a minimum threshold), liquidation, dissolution or sale of all of the Company's assets, or delisting of the Company's shares from the Eurolist market of Euronext Paris S.A.

An upgrade or downgrade in Cap Gemini S.A.'s credit rating would not constitute an early redemption event and would have no impact on the applicable interest rate.

Pari passu status
Cap Gemini S.A. has undertaken that the bonds will rank pari passu with all other bonds issued by the Company.

RECOGNITION OF "OCEANE 2003" BONDS

At December 31, 2007, the liability component of the "OCEANE 2003" convertible/exchangeable bonds amounted to €438 million (€427 million at December 31, 2006).
The annual notional interest expense recognized on "OCEANE 2003" bonds was €22 million, compared with a paid coupon of €11.5 million based on the bonds' nominal interest rate (2.5%). The notional interest expense is calculated based on an effective interest rate of 5.1%, which represents the market interest rate for an equivalent bond issue at the same date without the conversion option (4.8%), after taking into account the issuance costs.

b) Obligations under finance leases

The amount reported under this caption at December 31, 2007 corresponds mainly to the finance lease relating to the "Les Fontaines" site of the Group University located at Gouvieux (France) and investments in computer equipment made by Capgemini UK Plc and New Horizons Systems Solutions LP (Canada).

in millions of euros	Earliest start date of leases	Latest expiry date	Effective interest rate	December 31, 2007
Capgemini University (Les Fontaines)	Oct. 2002	July 2014	3-month Euribor +0.75%	59
Capgemini UK Plc	Oct. 2000	Oct. 2012	Fixed rate (9.8%)	37
New Horizons System Solutions LP	July 2003	Jan. 2012	Fixed rate (6.1%)	16
Other	Jan. 2001	June 2014	-	38
TOTAL SHORT AND LONG-TERM OBLIGATIONS				**150**

c) Other financial debt

At December 31, 2007, other financial debt of €225 million mainly consists of:

- €63 million corresponding to the present value of the put option held by the TXU group in connection with the outsourcing contract signed in May 2004 for a period of 10 years;
- €17 million in financial debt owed to TXU under the terms of the afore-mentioned contract;
- €9 million corresponding to the present value of the put option granted to Hindustan Lever Limited in connection with the acquisition of Capgemini Business Services India Ltd.;
- a €1 million loan contracted with a Swedish bank in 2004;
- €127 million relating to the recognition in the balance sheet of carry-back tax credits (see Note 15 – "Other receivables and income taxes");
- accrued interest on "OCEANE 2003" and "OCEANE 2005" bonds (€8 million at December 31, 2007).

d) Drawdowns on bank and similar facilities

Drawdowns on bank and similar facilities primarily relates to drawdowns by Group operating companies on credit lines. In some circumstances, these credit lines are secured by a guarantee from Cap Gemini S.A..

e) Syndicated credit facility obtained by Cap Gemini S.A.

On November 14, 2005, Cap Gemini S.A. signed a €500 million multi-currency credit facility with a bank syndicate maturing on November 14, 2010 at the latest. On September 14, 2006, Cap Gemini S.A. exercised the one-year extension option on this facility (approved by the syndicate banks on October 27, 2006), thereby extending its maturity to November 14, 2011.
Use of this credit facility is subject to the following conditions:

- a margin of 0.50% as of today (above Euribor or Libor 1 to 12 months). In addition, a utilization fee of 0.025% to 0.050% may apply for drawdowns in excess of certain amount of the credit facility. The margin may be adjusted according to the Company's credit rating;
- a fee on undrawn amounts initially set at 35% of the margin (i.e. currently 0.175%) that may be reduced to 30% if Cap Gemini S.A.'s rating improves.

An upgrade or downgrade of Cap Gemini S.A.'s credit rating would have no impact on the availability of this credit line.

Cap Gemini S.A. has agreed to comply with the following financial ratios (as defined in IFRS) in respect of this credit line:

- the net financial debt to consolidated equity ratio must be less than 1 at all times;
- interest coverage – i.e., the extent to which net finance costs adjusted for certain items are covered by consolidated operating margin – must be equal to or greater than 3 at December 31 and June 30 of each year (based on the 12 months then ended).

At December 31, 2007, the Group complied with these financial ratios:

The facility agreement includes covenants restricting the Company's ability to carry out certain operations. These covenants also apply to Group subsidiaries. They include restrictions primarily relating to:

- pledging certain assets as collateral;
- asset sales, mergers or similar transactions.

Cap Gemini S.A. also committed to standard obligations, including

maintaining pari passu treatment.

The agreement contains the usual provisions relating to early repayment, including for failure to pay sums due, misrepresentation or failure to comply with other obligations included in the agreement (subject to any applicable "grace" periods), cross defaults (in excess of a minimum threshold), insolvency and bankruptcy proceedings, change of control, or changes which would have a significant negative impact on the financial position of the Group.

At the date of this report, no drawdowns had been made on this credit facility.

B. Analysis of movements in financial debt in the cash flow statement

The €37 million rise in financial debt reported in the cash flow statement mainly reflects an increase in bond debt (€26 million). Increases in debt relating to acquisitions of fixed assets under finance leases – amounting to €59 million – are not taken into account in the cash flow statement.
The €132 million repayment of financial debt reported in the cash flow statement largely concerns the settlement of obligations under finance leases (€62 million) and the first-quarter 2007 repayment of a €70 million loan included in Kanbay International Inc.'s net equity at the time of its acquisition.

C. Main characteristics of financial debt

In 2007, the effective interest rate on the Group's average financial debt was 5.4% (5.3% at end-2006).

At December 31, 2007, 62% of the Group's financial debt is at fixed rates, 35% is at capped variable rates, and the remainder is at variable rates (59% and 35%, respectively, at end-2006).

Analysis of the sensitivity of net finance costs to a rise in interest rates

The impact on gross finance costs of a theoretical annual average 100-basis point rise in interest rates based on an annual average financial debt position is not material in 2007 (€1 million in 2006 and €6 million in 2005).
The impact on income from cash and cash equivalents of a theoretical annual average 100-basis point rise in interest rates based on an annual average cash and cash equivalents position, is an estimated €17 million in 2007 (€20 million in 2006 and €14 million in 2005).
Accordingly, a 100-basis point rise in interest rates would have an estimated €17 million positive impact on net finance costs for 2007 (€19 million in 2006 and €8 million in 2005). Conversely, a 100-basis point fall in interest rates would have, for 2007, an estimated €17 million negative impact on the Group's financial result.

Effective interest rates (EIR) by currency

	December 31, 2007							
	Euro		US dollar		Pound sterling		Other	Total
	EIR %	Amount (€millions)	EIR %	Amount (€millions)	EIR %	Amount (€millions)	Amount (€millions)	Amount (€millions)
"OCEANE 2003" bonds	5.1%	438	-	-	-	-	-	**438**
"OCEANE 2005" bonds	4.8%	426	-	-	-	-	-	**426**
Drawdowns on bank and similar facilities	-	-	-	-	-	-	6	**6**
Obligations under finance leases	5.3%	87	6.3%	8	9.8%	37	18	**150**
Other financial debt	4.0%	145	7.5%	80	-	-	-	**225**
TOTAL FINANCIAL DEBT	-	**1,096**	-	**88**	-	**37**	**24**	**1,245**

III – DERIVATIVE INSTRUMENTS ON FINANCIAL TRANSACTIONS

Derivative instruments on financial transactions comprise currency and interest rate hedges of financial items.
At year-end, derivative instruments are measured at fair value and included in other non-current assets or liabilities.

A) Currency hedges

Cap Gemini S.A. enters into derivative instruments in the form of forward foreign exchange contracts and swaps to hedge the exchange risks arising on intragroup financing transactions. These contracts totaled €312 million at December 31, 2007 (€326 million at December 31, 2006) and related to amounts denominated in pounds sterling and Australian dollars.
In 2007, derivative instruments used to hedge currency risks generated a net financial expense of €16 million (€1 million in 2006), almost entirely attributable to changes in the market value of a euro/pound sterling swap aimed at hedging an intragroup loan between Capgemini UK and Cap Gemini S.A. This expense, resulting from the rise in the value of the euro against the pound sterling, was offset by €15 million in unrealized exchange gains recognized at year-end on the same intragroup loan (see Note 7 – "Other financial income and expense, net").
At December 31, 2007, the fair value of these instruments is reported in "Long-term financial debt" for an amount of €14 million (€2 million at December 31, 2006).

B) Interest rate hedges

At December 31, 2007, two interest rate hedges were outstanding in the form of swaps and options (caps and floors) on a total amount

of €490 million for periods ranging from two to seven years. The main characteristics of these contracts are as follows:

- an interest rate swap in connection with the "OCEANE 2003" convertible/exchangeable bonds, contracted by Cap Gemini S.A. on October 28, 2004 for a notional amount of €460 million, and maturing in January 2010.
  In view of the increase in short-term interest rates in 2005 and 2006 and market forecasts through to the maturity of the "OCEANE 2003" bonds on January 1, 2010, the swap contract was amended on September 15, 2006. Under the revised terms of the contract, Cap Gemini S.A. swapped the 2.5% fixed rate on the OCEANE bonds for a variable rate indexed to the 3-month post-fixed Euribor, instead of the 12-month post-fixed Euribor rate -0.59% specified in the original contract. The variable rate is now capped at 3.07% (3.41% under the previous terms), while the floor is unchanged at 1.41%. The revised terms of the interest rate swap contract do not affect the zero-cost automatic deactivation clause in the event that the Company exercises its right (under certain conditions) to redeem the bonds early. The terms and conditions of the contract are set out in section II. "Financial debt" and in the prospectus approved by the AMF on June 24, 2003 under the reference number 03-607.
  The measurement of this contract at market value at December 31, 2007 resulted in a gain of €1 million recorded under "Other financial income and expense, net", compared with a loss of €5 million at end-2006. In the balance sheet at December 31, 2007, this contract is valued at €4 million and is included on the line "Other non-current liabilities";

- an interest rate swap contract maturing in July 2014, covering 50% of a finance lease taken out by S.A.R.L. Immobilière Les Fontaines (Capgemini University) in 2002, for a notional amount of €30 million. Under the terms of the swap, S.A.R.L. Immobilière Les Fontaines pays a fixed rate of 3.51% and receives 3-month Euribor.
  The measurement of this contract at market value at December 31, 2007 resulted in a gain of €0.3 million recorded under "Other financial income and expense, net", compared with a gain of €1 million at end-2006. In the balance sheet at December 31, 2007, this contract is valued at €1 million and is included within "Other non-current assets".

NOTE 17 – PROVISIONS FOR PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The change in pension and other post-employment benefit obligations can be analyzed as follows:

in millions of euros	2006	2007
Net obligation at beginning of year	**696**	**588**
Translation adjustments	3	(42)
Changes in Group structure	-	1
Service cost, effect of curtailments and settlements, and net interest cost	98	100
Benefits and contributions	(61)	(117)
Change in actuarial gains and losses recognized in equity	(150)	84
Other movements	2	1
Net obligation at end of year	**588**	**615**
Funding surplus recognized in assets (1)	**(3)**	**(6)**
PROVISIONS FOR PENSIONS RECOGNIZED IN LIABILITIES	**591**	**621**

(1) These amounts correspond to funding surpluses in one of the Canadian plans which are reported within "Other non-current assets" (see Note 13).

In 2007, the net expense of €100 million includes service cost (€ 82 million), recognized past service cost (€14 million), net interest cost (€6 million), and a gain of €2 million reflecting the impact of curtailments and settlements.

The amounts recognized in the balance sheet in respect of provisions for pensions and other post-employment benefits were calculated as follows:

in millions of euros		December 31, 2006	December 31, 2007
Present value of obligations under funded plans		1,957	2,002
Fair value of plan assets		(1,489)	(1,492)
Funding deficit under funded plans	I	468	510
Funding deficit under unfunded plans	II	125	137
Total net funding deficit		**593**	**647**
Unrecognized past service costs		(5)	(32)
Net provision in the balance sheet		**588**	**615**
Assets		(3)	(6)
Liabilities		591	621

I – PROVISIONS FOR FUNDED DEFINED BENEFIT PLANS

These plans exist mainly in the United Kingdom, Canada and other countries, including the United States, Ireland, Sweden, the Netherlands, Germany, Switzerland, France and India.
The funded defined benefit plans in the Netherlands and Ireland had been liquidated at December 31, 2007.

A) Analysis of obligation

	2005				2006				2007			
in millions of euros	United Kingdom	Canada	Other	Total	United Kingdom	Canada	Other	Total	United Kingdom	Canada	Other	Total
Present value of obligation	1,572	212	104	**1,888**	1,647	197	113	**1,957**	1,679	209	114	**2,002**
Fair value of plan assets	1,045	182	76	**1,303**	1,212	193	84	**1,489**	1,216	206	70	**1,492**
DEFICIT	**527**	**30**	**28**	**585**	**435**	**4**	**29**	**468**	**463**	**3**	**44**	**510**
o/w actuarial gains and losses recognized in equity	198	33	13	**244**	75	9	7	**91**	148	11	6	**165**
UNRECOGNIZED PAST SERVICE COSTS	-	-	-	-	-	-	-	-	-	-	**(27)**	**(27)**
NET PROVISION IN THE BALANCE SHEET	**527**	**30**	**28**	**585**	**435**	**4**	**29**	**468**	**463**	**3**	**17**	**483**
Assets	-	-	-	-	-	(3)	-	**(3)**		(6)		**(6)**
Liabilities	527	30	28	**585**	435	7	29	**471**	463	9	17	**489**

At December 31, 2007, the net provision recognized in the balance sheet (excluding the United Kingdom and Canada) amounted to €17 million and concerned the United States (€10 million), France (€3 million), Sweden (€2 million), Germany and Central Europe (€1 million) and India (€1 million).

B) Analysis of movements in provisions

Analysis of changes in the present value of pension obligations and plan assets

in millions of euros	Present value of obligation	Fair value of plan assets	Unrecognized past service costs	Net provision in the balance sheet
At January 1, 2005	**1,203**	**(857)**	**-**	**346**
Service cost	78	-	-	78
Interest cost	73	-	-	73
Expected return on plan assets	-	(68)	-	(68)
Benefits paid to employees	(31)	28	-	(3)
Contributions paid	-	(57)	-	(57)
Changes in actuarial gains and losses	313	(120)	-	193
Translation adjustments	63	(50)	-	13
Aspire contract at the transfer date	178	(165)	-	13
Other movements	11	(14)	-	(3)
At December 31, 2005	**1,888**	**(1,303)**	**-**	**585**
Service cost	91	-	-	91
Interest cost	93	-	-	93
Expected return on plan assets	-	(89)	-	(89)
Effect of curtailments and settlements	(27)	17	-	(10)
Contributions paid by employees	6	(6)	-	-
Benefits paid to employees	(37)	37	-	-
Contributions paid	-	(57)	-	(57)
Changes in actuarial gains and losses	(81)	(73)	-	(154)
Translation adjustments	6	-	-	6
Other movements	18	(15)	-	3
At December 31, 2006	**1,957**	**(1,489)**	**-**	**468**
Service cost	74	-	-	74
Past service cost	40	-	(27)	13
Interest cost	102	-	-	102
Expected return on plan assets	-	(102)	-	(102)
Effect of curtailments and settlements	(29)	29	-	-
Contributions paid by employees	5	(5)	-	-
Benefits paid to employees	(53)	53	-	-
Contributions paid	-	(111)	-	(111)
Changes in actuarial gains and losses	58	26	-	84
Translation adjustments	(148)	104	-	(44)
Other movements	(4)	3	-	(1)
At December 31, 2007	**2,002**	**(1,492)**	**(27)**	**483**

The operating expense for the year, corresponding to current and past service costs (€87 million), mainly concerns the United Kingdom (€54 million), France (€12 million) and Canada (€11 million).

Interest cost for the year reflects the discounting of the obligation in an amount of €102 million, and relates chiefly to the United Kingdom (€85 million).

The expected return on plan assets (€102 million) mainly concerns the United Kingdom (€83 million) and Canada (€14 million).

These inputs are calculated on the basis of the assumptions detailed below.

Benefits paid to employees, totaling €53 million, mainly relate to the United Kingdom (€24 million) and Canada (€15 million).

Contributions to plan assets totaled €111 million. The main contributors were the United Kingdom (€73 million), Canada (€12 million), France (€10 million) and the United States (€10 million).

Analysis of recognized actuarial gains and losses

Actuarial gains and losses reflect increases or decreases in the present value of the obligation or the fair value of the related plan assets. Actuarial gains and losses include (i) the impacts of changes in actuarial assumptions (essentially the discount rate and expected rate of return on plan assets), and (ii) the effects of differences between the projected actuarial assumptions and actual outcomes (known as 'experience adjustments', see section III below – "Analysis of actuarial gains and losses: experience adjustments").

The €193 million actuarial loss recognized in 2005 arises essentially from the decrease in rates used to discount obligations in the United Kingdom and Canada, and from the adoption of a new mortality table in the United Kingdom.

The €154 million actuarial gain recognized in 2006 reflects changes in actuarial assumptions, mainly in the United Kingdom (€125 million), due to the 50-basis point increase in the discount rate applied.

The actuarial loss recognized in 2007 (€84 million) is attributable to the adoption of a new mortality table in the United Kingdom and revised inflation and future salary assumptions, partially offset by the increase in the applicable discount rate in the United Kingdom.

C) Analysis of plan assets

The main plan asset categories can be analyzed as follows:

in millions of euros	2005	%	2006	%	2007	%
Shares	852	65	958	64	941	63
Bonds	388	30	456	31	488	33
Real estate assets	32	3	39	3	32	2
Cash and cash equivalents	14	1	16	1	22	1
Other	17	1	20	1	9	1
TOTAL	**1,303**	**100**	**1,489**	**100**	**1,492**	**100**

Since the average age of beneficiaries of the main funded plans is 44, a large proportion of plan assets are invested in shares.

D) Employees covered by funded defined benefit plans

	2005	2006	2007			
	Total	**Total**	United Kingdom	Canada	Other	**Total**
Current employees	**10,939**	**12,183**	3,994	939	11,072	**16,005**
Former employees	**6,307**	**7,419**	6,334	44	831	**7,209**
Retirees	**936**	**1,167**	1,141	157	28	**1,326**
TOTAL	**18,182**	**20,769**	**11,469**	**1,140**	**11,931**	**24,540**

In the United Kingdom, the accrual of pensionable service will cease from March 31, 2008 for approximately 2,600 current active members of the defined benefit section of the Capgemini UK plc pension plan. These individuals will be offered membership of the defined contribution section as an alternative. The defined benefit section of the Capgemini UK plc pension plan will continue to be fully operational after that date for the 160 protected active members, the 2,600 former active members who will become In Service Deferred members of the defined benefit section, approximately 5,000 deferred members and the 1,000 existing pensioners. Following the UK Pension Regulator recommendations, Capgemini UK has committed to fund the deficit assessed as of March 31, 2006 over a 10-year period.

The increase in employees is chiefly attributable to the expansion of Group operations in India.
At December 31, 2007, these plans covered a total of 9,955 Indian employees (compared with 6,152 employees at end-2006), and the present value of the corresponding benefit obligation was €1 million. In India, the Group has taken out an insurance contract to cover its obligation to pay gratuities to employees with at least two years' service who leave the Group.

E) Principal actuarial assumptions

Discount rate and salary inflation rate

(%)	2005	2006	2007 United Kingdom	2007 Canada	2007 Other
Discount rate	2.6 - 7.4	2.6 - 8.1	5.8	5.5 - 5.8	3.4 - 8.5
Salary inflation rate	1.5 - 6.0	1.5 - 6.0	4.2	3.3	1.5 - 6.0

Expected return on plan assets

(%)	2005	2006	2007 United Kingdom	2007 Canada	2007 Other
Shares	4.8 - 8.6	6.0 - 8.5	8.0	8.5	3.1 - 8.5
Bonds	2.4 - 7.8	2.5 - 7.3	5.8	5.0 - 5.5	1.1 - 5.0
Real estate assets	6.0 - 6.5	5.0 - 6.5	6.5	-	0.2 - 4.5
Cash and cash equivalents	3.8	2.0 - 3.8	3.8	4.5	4.5

Actual return on plan assets

(%)	2005	2006	2007 United Kingdom	2007 Canada	2007 Other
Shares	6.0 - 26.4	3.0 - 18.5	6.7 - 7.6	(2.7)	0.1 - 3.1
Bonds	2.0 - 9.9	0.1 - 5.3	1.6 - 6.5	3.6	1.1 - 4.7
Real estate assets	19.8	18.0	(4.9)	-	0.2
Cash and cash equivalents	1.8 - 3.2	(2.5) - 4.7	-	1.4	4.4

F) Expected contribution to plans in 2008

The Group expects to pay €93 million in contributions into its defined benefit pension plans in 2008.

II – PROVISIONS FOR UNFUNDED DEFINED BENEFIT PLANS ASSETS

Unfunded defined benefit plans chiefly concern Canada, Germany and Central Europe, France, Italy, India and Sweden. The unfunded defined benefit plan in Italy had been liquidated at December 31, 2007.

A) Analysis of obligation

in millions of euros	2005 Total	2006 Total	2007 France	2007 Canada	2007 Germany and Central Europe	2007 Other	2007 Total
Present value of obligation/Deficit	**116**	**125**	48	37	24	28	**137**
o/w actuarial gains and losses recognized in equity	**15**	**18**	11	-	1	5	**17**
Unrecognized past service costs	**(5)**	**(5)**	(5)	-	-	-	**(5)**
NET PROVISIONS RECOGNIZED IN LIABILITIES	**111**	**120**	**43**	**37**	**24**	**28**	**132**

The net benefit obligation for other regions includes unfunded plans operated in Sweden and India.
The unfunded plan in Canada relates mainly to healthcare assistance.

B) Analysis of movements in obligation

in millions of euros	Present value of obligation	Unrecognized past service costs	Net provision in the balance sheet
At January 1, 2005	**105**	**(5)**	**100**
Changes in Group structure	(11)	-	**(11)**
Service cost	11	-	**11**
Interest cost	3	-	**3**
Effect of curtailments and settlements	-	-	**-**
Benefits paid to employees	(5)	-	**(5)**
Changes in actuarial gains and losses	13	-	**13**
Translation adjustments	3	-	**3**
Other movements	(3)	-	**(3)**
At December 31, 2005	**116**	**(5)**	**111**
Changes in Group structure	-	-	**-**
Service cost	9	-	**9**
Interest cost	5	-	**5**
Effect of curtailments and settlements	(1)	-	**(1)**
Benefits paid to employees	(4)	-	**(4)**
Changes in actuarial gains and losses	4	-	**4**
Translation adjustments	(3)	-	**(3)**
Other movements	(1)	-	**(1)**
At December 31, 2006	**125**	**(5)**	**120**
Changes in Group structure	1	-	**1**
Service cost	8	-	**8**
Past service cost	1	-	**1**
Interest cost	6	-	**6**
Effect of curtailments and settlements	(2)	-	**(2)**
Benefits paid to employees	(6)	-	**(6)**
Changes in actuarial gains and losses	-	-	**-**
Translation adjustments	2	-	**2**
Other movements	2	-	**2**
At December 31, 2007	**137**	**(5)**	**132**

Service cost for 2007, amounting to €8 million, relates chiefly to France (€4 million) and Canada (€3 million).

Benefits paid to employees concern Italy (€2 million), France (€2 million), Germany and Central Europe (€1 million) and Canada (€1 million).

C) Employees covered by unfunded defined benefit plans

	2005	2006	2007				
	Total	Total	France	Canada	Germany and Central Europe	Other	Total
Current employees	19,989	23,653	20,682	1,878	279	7,454	30,293
Former employees	1,148	985	-	88	107	811	1,006
Retirees	120	282	4	314	65	15	398
TOTAL	21,257	24,920	20,686	2,280	451	8,280	31,697

The increase in headcount is primarily due to the expansion of the Group's Indian operations, particularly following the acquisition of Kanba[illegible] on February 8, 2007. At December 31, 2007, a total of 6,081 Indian employees were covered by unfunded defined benefit plans, compare[illegible] with nil at December 31, 2006.

D) Principal actuarial assumptions

	2005	2006	2007			
(%)			France	Canada	Germany and Central Europe	Other
Discount rate	3.7 - 6.0	3.9 - 5.3	4.8	5.5 - 5.8	5.5	4.0 - 8.0
Salary inflation rate	2.0 - 4.5	1.5 - 4.5	1.8	3.3	1.5 - 2.0	3.0 - 8.0

III – ANALYSIS OF ACTUARIAL GAINS AND LOSSES: EXPERIENCE ADJUSTMENTS

This analysis concerns both funded and unfunded defined benefit plans.
Experience adjustments are the effects of differences between the projected actuarial assumptions and what has actually occurred.

The amounts relating to the current year and prior years break down as follows:

in millions of euros	2004	2005	2006	2007
Experience adjustment on liabilities (1)	17	37	37	1
Experience adjustment on assets (2)	27	112	50	3

(1) +: increase in liabilities/ -: decrease in liabilities
(2) +: increase in assets/ -: decrease in assets

The experience adjustments chiefly concern the United Kingdom and Canada.

IV – ANALYSIS OF SENSITIVITY TO CHANGES IN HEALTHCARE ASSISTANCE COSTS

Healthcare assistance costs exclusively concern Canada. For 2005 and 2006 and 2007, a 1% change in healthcare assistance costs would ha[illegible] an impact of approximately €1 million in the statement of income (service cost and interest cost). The impact of this 1% change would ran[illegible] from a negative €4 million to a positive €5 million in the balance sheet at December 31, 2005 and 2006, and from a negative €5 million [illegible] a positive €6 million in the balance sheet at end-2007.

NOTE 18 – CURRENT AND NON-CURRENT PROVISIONS

Changes in current and non-current provisions can be analyzed as follows:

in millions of euros	2005	2006	2007
AT JANUARY 1	**39**	**34**	**98**
Additions	18	73	48
Reversals (utilization of provisions)	(18)	(9)	(53)
Reversals (surplus provisions)	(10)	(3)	(7)
Other	5	3	(1)
AT DECEMBER 31	**34**	**98**	**85**

At December 31, 2007, current provisions (€57 million) and non-current provisions (€28 million) mainly concern risks relating to projects and contracts amounting to €75 million (€88 million at end-2006) and risks relating to tax and labor disputes in an amount of €10 million.

The main changes in 2007 relate to the Schneider Electric contract. Further to negotiations, the schedule, pricing and scope of the Group's responsibility under the contract will be adjusted over the next few years. As a result, in 2007 the Group recognized (i) expenses that had been previously deferred; (ii) a provision reflecting the reduced scope of the new contract; and (iii) a write-back of the provision for losses on completion that had been recorded at end-2006, due to forecasts that the contract will generate an operating profit over the 2008-2016 period.

NOTE 19 – OTHER NON-CURRENT LIABILITIES

Other non-current liabilities primarily relate to restructuring costs concerning real estate streamlining measures mainly implemented in the United States and the United Kingdom; the long-term portion of the special employee profit-sharing reserve in France; and interest rate and currency hedging instruments. Instruments hedging financial debt are detailed in Note 16-III – "Net cash and cash equivalents", while cash flow hedges of operating transactions are described in Note 24 – "Hedge accounting".

NOTE 20 – ACCOUNTS AND NOTES PAYABLE

Total accounts and notes payable excluding advances received from customers (as presented separately), break down as follows:

At December 31 *(in millions of euros)*	2005	2006	2007
Accounts payable	735	817	863
Accrued taxes other than on income	294	306	316
Personnel costs	787	858	910
Other	65	38	31
TOTAL	**1,881**	**2,019**	**2,120**

NOTE 21 – OTHER PAYABLES AND INCOME TAXES

At December 31 *(in millions of euros)*	2005	2006	2007
Income taxes payable	47	65	71
Other payables	19	48	16
TOTAL	**66**	**113**	**87**

Other payables include the current portion of the special employee profit-sharing reserve and other current liabilities. Changes over the year primarily reflect the payment of employee profit-sharing bonuses in France recognized against 2001 profit.

NOTE 22 – FINANCIAL RISK MANAGEMENT

I – MARKET RISK

A) Currency risk

The Group is exposed to two types of currency risk that could impact earnings and equity: risks arising on the translation of the foreign currency accounts of consolidated subsidiaries whose functional currency is not the euro for the purpose of preparing the Group's consolidated statements, and operational risks arising on operating and financial cash flows which are not denominated in the entities' functional currency.

Capgemini does not hedge risks arising on the translation of the foreign currency accounts of consolidated subsidiaries whose functional currency is not the euro.

Furthermore, the Group has limited exposure to currency risks on operating items due to the fact that the bulk of its revenue is generated in countries where operating expenses are also incurred. However, the growing use of offshore production centers in Poland, India and China exposes Capgemini to currency risk with respect to some of its production costs.

The Group has implemented a policy aimed at minimizing and managing currency risks, resulting in particular from the growing share of Group operations in India, its main offshore production center. Where customer contracts exceeding 2 years do not include any price ajustment clause in the event of exchangeable rate fluctuations, the Group sets up hedges based on the following principles:

- the hedging strategy is defined by the Group's Chief Financial Officer based on a quarterly reporting which analyses exposure to currency risks arising on intragroup operations involving India over two-year rolling periods;
- hedges mainly take the form of forward foreign exchange transactions which are implemented and monitored locally;
- the impacts of cash flow hedges are recorded in accordance with hedge accounting rules.

In 2007, the Group hedged almost 75% of its foreign exchange risk (US dollar, euro and pound sterling) against the Indian rupee, representing a total hedged amount of €180 million (euro-equivalent). These transactions enabled the Group to partly compensate for the decrease of the US dollar against the Indian rupee by more than ten percent during 2007. The impact of cash flow hedges is described in Note 24 – "Hedge accounting".

In addition to currency risk arising on offshore production centers, Capgemini is exposed to the risk of exchange rates evolution in respect of:

- intragroup financing transactions, as intercompany lending and borrowing is systematically hedged (using currency swaps), the impact of changes in exchange rates on consolidated earnings and equity is negligible;
- fees paid to Cap Gemini S.A. by subsidiaries whose functional currency is not the euro. Although Capgemini does not systematically hedge this risk, the impact of changes in exchange rates on earnings and equity is not material due to the short average period separating the date of invoicing (in the subsidiaries' currency) and the date payment is received.

The Group's exposure to currency risks arising from transactions recognized at December 31, 2007 by Group subsidiaries and denominated in currencies other than their respective functional currencies, is as follows:

	December 31, 2007				
in millions of euros	Euro	US dollar	Pound sterling	Swedish krona	Other (1)
Total assets	72	115	118	4	24
Total liabilities	(54)	(72)	(405)	(2)	(15)
Exposure to currency risks before hedging	18	43	(287)	2	9
AMOUNTS HEDGED	**(16)**	**(18)**	**278**	**-**	**(6)**
Exposure to currency risks after hedging	2	25	(9)	2	3

(1) Other currencies essentially include Swiss francs, Canadian dollars, Polish zlotys and Norwegian krona.

At December 31, 2007, amounts hedged mainly concern Cap Gemini S.A. for with intragroup financing transactions, and Group subsidiary Capgemini Consulting India Private Ltd. for the subcontracting services it provides to other regions in which the Group has operations

B) Interest rate risk

Capgemini's exposure to interest rate risk should be analyzed in light of:

- its cash position: at December 31, 2007, Capgemini had €2,151 million in cash and cash equivalents (including €1,594 million invested at market rates), versus €1,245 million in gross financial debt;
- the Group's conservative policy with respect to management of interest rate risk: only 38% of gross financial debt was at variable rates, of which the large majority (35%) was at capped variable rates (see Note 16 – "Net cash and cash equivalents", section II).

Consequently, based on the balance sheet at December 31, 2007, a 100-basis point rise in interest rates would have a positive impact of around €17 million on Capgemini's net finance expense. Conversely, a 100-basis point fall in interest rates would have, for 2007, an estimated €17 million negative impact on the Group's financial result. The main exposure to interest rate risk is at the level of Cap Gemini S.A., which concentrated around 78% of Group financing and 54% of Group cash and cash equivalents at December 31, 2007.

An analysis of the sensitivity of earnings to changes in interest rates is set out in Note 16 – "Net cash and cash equivalents", section II.c).

C) Equity risk

The Group does not hold any shares for financial investment purposes, and does not have significant interests in listed companies. However, it holds a small number of treasury shares following the implementation of a liquidity contract under its share buyback program (the associated liquidity line amounts to €10 million). At December 31, 2007, 127,040 treasury shares were held in connection with this contract, and in view of the very small number of treasury shares held, changes in the stock market price of the Cap Gemini share would have an insignificant direct impact on Group earnings and equity.

II – LIQUIDITY RISK

Financial liabilities comprise mainly borrowings as well as certain accounts and notes payable (see Note 23 – "Financial instruments").

A detailed analysis of financial debt is presented in Note 16 – "Net cash and cash equivalents", while Note 23 – "Financial Instruments", section c), indicates the timing and future cash payments associated with financial liabilities.

The financial liabilities whose early repayment could expose the Group to liquidity risk are mainly the two convertible bonds (OCEANE 2003 and OCEANE 2005).

To manage the liquidity risk that may arise on either early or contractual repayments of financial liabilities, the Group has implemented a conservative financing policy mainly based on:

- prudent use of debt leveraging, coupled with limited use of any clauses that could lead to early repayment of financial debt;
- maintaining a high level of available funds at all times (€2,151 million at December 31, 2007), which could be increased by the multi-currency syndicated line of credit for €500 million (undrawn to this date);
- active management of the due dates of financial liabilities, in order to limit the concentration of debt maturities;
- use of diverse sources of financing, allowing the Group to reduce its reliance on certain categories of lenders.

III – CREDIT RISK

Financial assets mainly include cash and cash equivalents, particularly financial investments, accounts and notes receivable, and other receivables (see Note 23 – "Financial instruments").

Financial assets which could expose the Group to a credit or counterparty risk mainly relate to:

- accounts receivable: at December 31, 2007, accounts receivable less provisions for doubtful accounts totaled €1,528 million (see Note 14 – "Accounts and notes receivable"). The Group's largest client, a major British public body, contributes 13% of Group revenues, while the second-largest client accounts for just 3%. The top 10 clients collectively account for 29% of Group revenues, and the top 30 a little under 42%. The creditworthiness of these major clients and the sheer diversity of the other smaller customers help limit credit risk. The economic environment could impact the business activities of the Group's clients, and consequently the amounts receivable from these clients. However, the Group does not consider that any of its clients, business sectors or geographic areas present a material risk of non-collection;
- financial investments: in accordance with Group policy, cash balances are not invested in equity-linked products, but in negotiable debt securities (certificates of deposit and commercial paper) or short-term money-market funds, generally maturing in less than one year. Minimum credit rating and diversification rules also apply.
  At December 31, 2007, short-term investments totaled €1,594 million (see Note 16 – "Net cash and cash equivalents") and comprise mainly negotiable debt securities (certificates of deposit and commercial paper) maturing within three months, issued by highly rated companies or financial institutions (minimum rating of A2/P2 or equivalent). Consequently, these short-term investments do not expose the Group to any material credit risk.
  In line with its policy for managing currency and interest rate risks, Capgemini also enters into hedging agreements with leading financial institutions. As a result, counterparty risk can be deemed negligible.
  At December 31, 2007, Capgemini had not granted material loans to any individuals or external legal entities, employees or non-consolidated entities.

Aged analysis of accounts receivable

At December 31, 2007, accounts receivable totaled €1,542 million and provisions for doubtful accounts €14 million. The low bad debt ratio reflects the fact that most invoices are only issued after the client has validated the services provided.

At December 31, 2007, past due balances totaled €420 million, or 27.5% of the total line item. This breaks down as follows:

In millions of euros	Less than 30 days	Between 30 days and 90 days	More than 90 days
Accounts receivable	**254**	**119**	**47**
As a % of accounts and notes receivable, net of provisions for doubtful accounts	16.6%	7.8%	3.1%

Past due balances concern a limited number of customers and are separately analyzed and monitored.

As no events indicated that these customers would not meet their payment obligations at end-2007, the Group did not recognize any provisions in respect of these receivables.

NOTE 23 – **FINANCIAL INSTRUMENTS**

A) Classification and fair value of financial instruments

Financial instruments can be analyzed as follows by category:

	CATEGORY					December 31, 2007	
in millions of euros	Fair value through profit or loss	Available-for-sale	Loans and receivables	Amortized cost	Derivative instruments	**Carrying amount**	**Fair value**
Shares in non-consolidated companies	-	3	-	-	-	3	3
Deposits and other long-term investments	-	-	35	-	-	35	35
Other non-current assets	-	-	32	-	3	35	35
Accounts receivable	-	-	1,528	-	-	1,528	1,528
Other receivables	-	-	143	-	10	153	153
Short-term investments	1,594	-	-	-	-	1,594	1,594
Cash at bank	648	-	-	-	-	648	648
FINANCIAL ASSETS	**2,242**	**3**	**1,738**	**-**	**13**	**3,996**	**3,996**
Bonds	-	-	-	(864)	-	(864)	(854)
Obligations under finance leases	-	-	-	(150)	-	(150)	(150)
Other long-term financial debt	-	-	-	(90)	-	(90)	(90)
Other non-current liabilities	-	-	-	(16)	(18)	(34)	(34)
Bank overdrafts	(91)	-	-	-	-	(91)	(91)
Other short-term financial debt	-	-	-	(141)	-	(141)	(141)
Accounts payable	-	-	-	(863)	-	(863)	(863)
Other payables	-	-	-	(29)	(2)	(31)	(31)
FINANCIAL LIABILITIES	**(91)**	**-**	**-**	**(2,153)**	**(20)**	**(2,264)**	**(2,254)**

	CATEGORY					December 31, 2006	
in millions of euros	Fair value through profit or loss	Available-for-sale	Loans and receivables	Amortized cost	Derivative instruments	Carrying amount	Fair value
Shares in non-consolidated companies	-	140	-	-	-	140	140
Deposits and other long-term investments	-	-	23	-	-	23	23
Other non-current assets	-	-	129	-	3	132	132
Accounts receivable	-	-	1,434	-	-	1,434	1,434
Other receivables	-	-	16	-	5	21	21
Short-term investments	2,460	-	-	-	-	2,460	2,460
Cash at bank	442	-	-	-	-	442	442
FINANCIAL ASSETS	**2,902**	**140**	**1,602**	**-**	**8**	**4,652**	**3,996**
Bonds	-	-	-	(838)	-	(838)	(844)
Obligations under finance leases	-	-	-	(156)	-	(156)	(156)
Other long-term financial debt	-	-	-	(215)	-	(215)	(215)
Other non-current liabilities	-	-	-	(11)	(6)	(17)	(17)
Bank overdrafts	(43)	-	-	-	-	(43)	(43)
Other short-term financial debt	-	-	-	(15)	-	(15)	(15)
Accounts payable	-	-	-	(817)	-	(817)	(817)
Other payables	-	-	-	(38)	(5)	(43)	(43)
FINANCIAL LIABILITIES	**(43)**	**-**	**-**	**(2,090)**	**(11)**	**(2,144)**	**(2,150)**

The items comprising each financial instrument category along with their basis of measurement are described below:

- items carried at fair value through profit or loss include cash and cash equivalents. Fair value is assessed by reference to prices quoted on an active market, if any. Where no active market exists, fair value is determined by applying valuation techniques based on discounted cash flow analyses or an option pricing model;
- available-for-sale financial assets comprise shares in non-consolidated companies, which are carried at fair value in the balance sheet;
- loans and receivables include mainly accounts and notes receivable, and other current and non-current receivables. Loans and receivables are measured at amortized cost using the effective interest rate method (EIR);
- liabilities carried at amortized cost calculated using the effective interest rate method comprise mainly financial debt, accounts and notes payable, and other current and non-current payables;
- derivative instruments are carried at fair value, either directly through profit or loss or in equity in line with applicable hedg accounting rules.

The fair value of financial assets and liabilities is calculated a follows:

- the carrying amount of accounts and notes receivable and payab and other current receivables and payables is deemed representati of their fair value due to their very short maturities;
- the fair value of bond debt is estimated at each balance she date based on an average market financing rate and the valu of the credit risk incurred by the Capgemini Group for a loa with equivalent residual terms to maturity as each of the tw bond issues;
- the carrying amount of obligations under finance leases deemed to be representative of their fair value due to the wi variety and maturity of the corresponding debt.

B) Impacts of financial instruments on profit or loss

The impacts of financial instruments on profit or loss (excludi the effective portion of derivative instruments designated as ca

flow hedges and the portion of loans and receivables classified under operating income and expense), are reported within financial result and described in Note 6 – "Finance costs, net" and Note 7 – "Other financial income and expense, net".

C) Maturity of financial liabilities

The amounts indicated below correspond to the undiscounted value of future contractual cash flows.

	December 31, 2007						
in millions of euros	Contractual maturity	Carrying amount	Contractual cash flows	Less than 1 year	1 to 2 years	2 to 5 years	Beyond 5 years
"OCEANE 2003" bonds	2010	438	495	12	12	471	-
Interest rate swap relating to "OCEANE 2003" bonds (1)	2010	4	(2)	3	3	(8)	-
"OCEANE 2005" bonds	2012	426	517	4	4	509	-
Obligations under finance leases	2008 to 2014	150	150	45	33	55	17
Other long-term financial debt	2009 to 2014	90	168	1	11	2	154
Other non-current liabilities	2008 to 2009	30	30	14	16	-	-
Bank overdrafts	2008	91	91	91	-	-	-
Other short-term financial debt	2008	141	6	6	-	-	-
Trade payables	2008	863	863	863	-	-	-
Other payables	2008	31	24	24	-	-	-
TOTAL FINANCIAL LIABILITIES		**2,264**	**2,342**	**1,063**	**79**	**1,029**	**171**

	December 31, 2006						
in millions of euros	Contractual maturity	Carrying amount	Contractual cash flows	Less than 1 year	1 to 2 years	2 to 5 years	Beyond 5 years
"OCEANE 2003" bonds	2010	427	507	12	12	483	-
Interest rate swap relating to "OCEANE 2003" bonds (1)	2010	6	1	3	3	(5)	-
"OCEANE 2005" bonds	2012	411	520	4	4	13	499
Obligations under finance leases	2007 to 2014	156	156	49	31	50	26
Other long-term financial debt	2008 to 2014	215	189	1	3	2	173
Other non-current liabilities	2008 to 2009	11	11	-	2	9	-
Bank overdrafts	2007	43	43	43	-	-	-
Other short-term financial debt	2007	15	6	6	-	-	-
Trade payables	2007	817	817	817	-	-	-
Other payables	2007	43	43	43	-	-	-
TOTAL FINANCIAL LIABILITIES		**2,144**	**2,293**	**978**	**55**	**562**	**698**

(1) The interest rate swap taken out in connection with "OCEANE 2003" bonds is included in the balance sheet caption "Other non-current liabilities" and described in Note 16-III – "Net cash and cash equivalents – Derivative instruments".

Future cash flows relating to the "OCEANE 2003" and "OCEANE 2005" bonds were estimated based on contractual nominal interes rates (2.5% and 1%, respectively) and on the assumption that the bonds would be redeemed in full at maturity (see Note 16 – «Ne cash and cash equivalents»).
Future cash flows relating to "OCEANE 2003" bonds interest swap were estimated on the basis of market interest rates at year-end.

The debt recognized against the carry-back credits sold in 2003 and 2004 (see note 15 - «Other receivables and income taxes») which was recorded in «Other short-term financial debt» at December 31, 2007 versus «Other long-term financial debt» at end-2006 should not give rise to any future cash flows in 2008 as the credit institution to which the tax credits were sold will be collecting th proceeds directly from the Tax Administration.

The contractual cash flows associated with obligations under finance leases represent contractual repayments of the notional liability.

NOTE 24 – HEDGE ACCOUNTING

Hedge accounting is applied to currency hedges of future cash flows entered into primarily by Capgemini Consulting India Private Ltd. fo the subcontracting services it provides to other regions in which the Group has operations.

At December 31, 2007, these hedges comprised forward foreign exchange contracts maturing in 2008 and 2009 with an aggregate equivaler value of €177 million (€90 million at December 31, 2006). The hedges were taken out in respect of transactions in euros (€47 million US dollars (USD 136 million) and pounds sterling (£27 million).

The maturity of the hedges ranges from 3 to 18 months. At end-2007, they break down as follows:

in millions of euros	Less than 6 months	More than 6 months and less than 12 months	More than 12 months	Total
Forward foreign exchange contracts	**87**	**57**	**33**	**177**

In the balance sheet at December 31, 2007, these contracts are measured at fair value in «Other non-current assets» (€2 million), «Oth receivables and income taxes» (€8 million) and «Other payables and income taxes» (€1 million). At December 31, 2006, these derivativ were reported in «Other receivables and income taxes» (€5 million) and "Other payables and income taxes" (€5 million).

In 2007, an amount of €10 million was recorded in equity representing the effective portion of currency hedges (€1 million in 2006 Amounts recorded in equity and transferred to operating margin during the year totaled €6 million (€2 million in 2006).
The ineffective portion of currency hedges recognized in "Finance expense, net" represents a gain of €5 million in 2007 versus a no material gain in 2006.

NOTE 25 – **SEGMENT INFORMATION**

I – SEGMENT REPORTING BY GEOGRAPHIC AREA

The Group has operations in the following main eight geographic areas:

Geographic area	Countries
North America	Canada, Mexico, United States
United Kingdom and Ireland	Ireland, United Kingdom
Nordic countries	Denmark, Finland, Norway, Sweden
Benelux	Belgium, Luxembourg, Netherlands
Germany and Central Europe	Austria, Germany, Poland, Switzerland and other Eastern European countries
France	France, Morocco
Southern Europe	Argentina, Brazil, Spain, Italy, Portugal
Asia-Pacific	Australia, China, India, Singapore

A) Analysis of results by geographic area

Results for 2007 break down as follows by geographic area:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern europe	Asia-Pacific	Not allocated (1)	Elimi-nations	Total
Revenues											
- external (2)	1,721	2,230	539	1,168	558	1,971	390	126	-	-	8,703
- inter-geographic area	20	74	18	34	74	70	30	286	-	(606)	-
TOTAL REVENUES	**1,741**	**2,304**	**557**	**1,202**	**632**	**2,041**	**420**	**412**	**-**	**(606)**	**8,703**
OPERATING MARGIN	**111**	**152**	**45**	**176**	**74**	**86**	**21**	**32**	**(57)**	**-**	**640**
% of revenues	*6.5*	*6.8*	*8.4*	*15.0*	*13.3*	*4.4*	*5.5*	*25.3*	-	-	*7.4*
OPERATING PROFIT	**84**	**76**	**42**	**167**	**70**	**68**	**18**	**28**	**(60)**	**-**	**493**
Finance costs, net											(4)
Other financial income and expense, net											(3)
Income tax expense											(48)
Share in profit of equity-accounted companies											2
PROFIT FOR THE YEAR											**440**
PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT											**440**

(1) Items not allocated correspond to headquarters' expenses.

(2) Non-Group (external) revenues are recorded in the ordering region.

Results for 2006 broke down as follows by geographic area:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia-Pacific	Not allocated (1)	Eliminations	Total
Revenues											
- external (2)	1,341	2,126	441	1,046	514	1,816	339	77	-	-	7,700
- inter-geographic area	12	48	23	45	60	74	28	130	-	(420)	-
TOTAL REVENUES	**1,353**	**2,174**	**464**	**1,091**	**574**	**1,890**	**367**	**207**	-	**(420)**	**7,700**
OPERATING MARGIN	**72**	**164**	**32**	**142**	**52**	**5**	**15**	**13**	**(48)**	-	**447**
% of revenues	*5.4*	*7.7*	*7.4*	*13.5*	*10.2*	*0.3*	*4.4*	*16.4*	-	-	*5.8*
OPERATING PROFIT	**66**	**127**	**29**	**131**	**40**	**(30)**	**9**	**11**	**(49)**	-	**334**
Finance costs, net											(10)
Other financial income and expense, net											(18)
Income tax expense											(13)
PROFIT FOR THE YEAR											**293**
PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT											**293**

(1) Items not allocated correspond to headquarters' expenses.
(2) Non-Group (external) revenues are recorded in the ordering region.

Results for 2005 broke down as follows by geographic area:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia-Pacific	Not allocated (1)	Eliminations	Total
REVENUES											
– external (2)	1,353	1,738	415	956	443	1,666	310	73	-	-	6,954
– inter-geographic area	17	50	17	49	42	67	22	70	-	(334)	-
TOTAL REVENUES	**1,370**	**1,788**	**432**	**1,005**	**485**	**1,733**	**332**	**143**	-	**(334)**	**6,954**
OPERATING MARGIN	**(26)**	**67**	**24**	**101**	**36**	**44**	**9**	**9**	**(39)**	-	**225**
% of revenues	*(1.9)*	*3.8*	*5.9*	*10.6*	*8.2*	*2.6*	*2.9*	*12.1*	-	-	*3.2*
OPERATING PROFIT	**20**	**56**	**14**	**85**	**50**	**16**	**5**	**8**	**(40)**	-	**214**
Finance costs, net											(24)
Other financial income and expense, net											(14)
Income tax expense											(35)
PROFIT FOR THE YEAR											**141**
PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT											**141**

(1) Items not allocated correspond to headquarters' expenses.
(2) Non-Group (external) revenues are recorded in the ordering region.

B) Analysis of depreciation, amortization and other expenses with no cash impact

Depreciation, amortization and other expenses with no cash impact break down as follows for 2007:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia Pacific	Not allocated	Total
Depreciation and amortization expense	(43)	(47)	(6)	(15)	(25)	(29)	(6)	(20)	(1)	(192)
Net additions to provisions (1)	(2)	(12)	-	(3)	(2)	(16)	-	(1)	-	(36)
TOTAL	**(45)**	**(59)**	**(6)**	**(18)**	**(27)**	**(45)**	**(6)**	**(21)**	**(1)**	**(228)**

(1) This item includes net movements in provisions for doubtful accounts and current and non-current provisions.

Depreciation, amortization and other expenses with no cash impact broke down as follows for 2006:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia Pacific	Not allocated	Total
Depreciation and amortization expense	(31)	(54)	(7)	(17)	(21)	(25)	(5)	(6)	(1)	(167)
Net additions to provisions (1)	(2)	(6)	-	(2)	(10)	(42)	(1)	(2)	-	(65)
TOTAL	**(33)**	**(60)**	**(7)**	**(19)**	**(31)**	**(67)**	**(6)**	**(8)**	**(1)**	**(232)**

(1) This item includes net movements in provisions for doubtful accounts and current and non-current provisions.

Depreciation, amortization and other expenses with no cash impact broke down as follows for 2005:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia Pacific	Not allocated	Total
Depreciation and amortization expense	(47)	(47)	(8)	(25)	(24)	(25)	(4)	(5)	(1)	(186)
Net additions to provisions (1)	1	(1)	-	(1)	-	(10)	(1)	1	-	(11)
TOTAL	**(46)**	**(48)**	**(8)**	**(26)**	**(24)**	**(35)**	**(5)**	**(4)**	**(1)**	**(197)**

(1) This item includes net movements in provisions for doubtful accounts and current and non-current provisions.

C) Analysis of assets and liabilities by geographic area

The location of assets corresponds to the location of the Group's clients, except for those concerning outsourcing centers such as in India.

At December 31, 2007, assets and liabilities break down as follows by geographic area:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia-Pacific	Not allocated	Eliminations	Total
Assets by geographic area:											
- external	1,134	1,101	361	1,076	537	1,765	238	204	166	-	6,582
- inter-geographic area	31	26	7	15	19	58	8	49	67	(280)	-
TOTAL ASSETS BY GEOGRAPHIC AREA	**1,165**	**1,127**	**368**	**1,091**	**556**	**1,823**	**246**	**253**	**233**	**(280)**	**6,582**
						Deferred income tax assets					907
						Recoverable income tax					31
						Short-term investments					1,594
						Derivative instruments					13
						TOTAL ASSETS					**9,127**
Liabilities by geographic area:											
- external	562	1,293	173	288	195	1,016	152	76	47	-	3,802
- inter-geographic area	60	35	18	36	26	91	9	(4)	9	(280)	-
TOTAL LIABILITIES BY GEOGRAPHIC AREA	**622**	**1,328**	**191**	**324**	**221**	**1,107**	**161**	**72**	**56**	**(280)**	**3,802**
						Total equity					3,851
						Deferred income tax liabilities					138
						Current income tax liabilities					71
						Financial debt					1,245
						Derivative instruments					20
						TOTAL EQUITY AND LIABILITIES					**9,127**

At December 31, 2006, assets and liabilities broke down as follows by geographic area:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia-Pacific	Not allocated	Elimi-nations	Total
Assets by geographic area:											
– external	748	1,053	316	883	420	1,455	193	103	166	-	5,337
– inter-geographic area	10	22	6	21	16	49	6	25	23	(178)	-
TOTAL ASSETS BY GEOGRAPHIC AREA	**758**	**1,075**	**322**	**904**	**436**	**1,504**	**199**	**128**	**189**	**(178)**	**5,337**
Deferred income tax assets											888
Recoverable income tax											20
Short-term investments											2,460
Derivative instruments											3
TOTAL ASSETS											**8,708**
Liabilities by geographic area:											
– external	566	1,214	195	262	203	953	136	50	19	-	3,598
– inter-geographic area	40	33	15	25	15	39	8	(8)	10	(177)	-
TOTAL LIABILITIES BY GEOGRAPHIC AREA	**606**	**1,247**	**210**	**287**	**218**	**992**	**144**	**42**	**29**	**(177)**	**3,598**
Total equity											3,697
Deferred income tax liabilities											118
Current income tax liabilities											65
Financial debt											1,224
Derivative instruments											6
TOTAL EQUITY AND LIABILITIES											**8,708**

At December 31, 2005, assets and liabilities broke down as follows by geographic area:

in millions of euros	North America	United Kingdom and Ireland	Nordic countries	Benelux	Germany and Central Europe	France	Southern Europe	Asia-Pacific	Not allocated	Elimi-nations	Total
Assets by geographic area:											
– external	674	981	257	899	348	1,348	201	71	178	-	4,957
– inter-geographic area	22	22	9	19	15	65	9	18	36	(215)	-
TOTAL ASSETS BY GEOGRAPHIC AREA	**696**	**1,003**	**266**	**918**	**363**	**1,413**	**210**	**89**	**214**	**(215)**	**4,957**
Deferred income tax assets											828
Recoverable income tax											21
Short-term investments											1,805
Derivative instruments											-
TOTAL ASSETS											**7,611**
Liabilities by geographic area:											
– external	634	1,100	159	321	174	864	143	38	28	-	3,461
– inter-geographic area	41	46	11	32	18	45	10	(1)	10	(212)	-
TOTAL LIABILITIES BY GEOGRAPHIC AREA	**675**	**1,146**	**170**	**353**	**192**	**909**	**153**	**37**	**38**	**(212)**	**3,461**
Total equity											2,750
Deferred income tax liabilities											121
Current income tax liabilities											47
Financial debt											1,231
Derivative instruments											1
TOTAL EQUITY AND LIABILITIES											**7,611**

D) Analysis of acquisitions of intangible assets and property, plant and equipment

Acquisitions of intangible assets and property, plant and equipment can be analyzed as follows:

At December 31 *(in millions of euros)*	2005	2006	2007
North America	38	31	30
United Kingdom and Ireland	27	47	55
Nordic countries	8	4	14
Benelux	9	6	20
Germany and Central Europe	20	26	17
France	24	30	40
Southern Europe	8	4	8
Asia-Pacific	8	13	24
TOTAL	**142**	**161**	**208**

The increase in acquisitions of property, plant and equipment and intangible assets mainly reflects:
- the increase in office space and IT installations in India;
- the development of the Outsourcing business in Benelux;
- and the continued roll-out of global IT systems at Group level.

The acquisition cost of intangible assets and property, plant and equipment reported in the balance sheet is different from the figure provided in the cash flow statement (€149 million), which excludes acquisitions of assets under finance leases (for €59 million).

II – SEGMENT REPORTING BY BUSINESS SEGMENTS

The Group's services are organized into four businesses:

Consulting Services, which involves helping to enhance the performance of organizations, based on in-depth knowledge of client industries and processes;
Technology Services, which involves integrating IT systems and applications that enable the planning, designing, managing and developping IT systems and applications;
Outsourcing Services, which involves managing all or part of a company's IT or business process needs ("Business Process Outsourcing");
Local Professional Services, which involves providing assistance and support to internal IT teams within client companies.

Revenues break down as follows by business:

	2005		2006		2007	
in millions of euros	Amount	%	Amount	%	Amount	%
Consulting Services	918	13	851	11	753	9
Technology Services	2,307	33	2,619	34	3,349	38
Outsourcing Services	2,611	38	3,008	39	3,189	37
Local Professional Services	1,118	16	1,222	16	1,412	16
TOTAL	**6,954**	**100**	**7,700**	**100**	**8,703**	**100**

Operating margin breaks down as follows by business:

in millions of euros	2005 Amount	2005 %	2006 Amount	2006 %	2007 Amount	2007 %
Consulting Services	41	4.5	86	10.1	79	10.5
Technology Services	118	5.1	196	7.5	299	8.9
Outsourcing Services	3	0.1	93	3.1	150	4.7
Local Professional Services	102	9.1	120	9.8	169	12
Not allocated	(39)	-	(48)	-	(57)	-
TOTAL	**225**	**3.2**	**447**	**5.8**	**640**	**7.4**

NOTE 26 – NUMBER OF EMPLOYEES

A) Average number of employees by geographic areas

	2005 Employees	2005 %	2006 Employees	2006 %	2007 Employees	2007 %
North America	7,381	12	6,272	10	8,564	11
United Kingdom and Ireland	8,668	15	8,894	14	8,791	11
Nordic countries	3,439	6	3,480	5	3,818	5
Benelux	8,402	14	8,807	14	9,167	12
Germany and Central Europe	3,487	6	4,336	7	5,814	7
France	19,196	32	19,924	31	20,595	26
Southern Europe	5,246	9	5,982	9	6,476	8
Asia-Pacific	3,762	6	6,167	10	15,832	20
Not allocated	153	-	151	-	156	-
TOTAL	**59,734**	**100**	**64,013**	**100**	**79,213**	**100**

B) Number of employees at December 31 by geographic areas

At December 31	2005 Employees	2005 %	2006 Employees	2006 %	2007 Employees	2007 %
North America	6,351	10	6,441	10	8,857	11
United Kingdom and Ireland	8,826	15	8,785	13	8,482	10
Nordic countries	3,429	6	3,608	5	3,942	5
Benelux	8,613	14	9,014	13	9,492	11
Germany and Central Europe	3,732	6	5,137	8	6,274	8
France	19,714	32	20,287	30	20,979	25
Southern Europe	5,591	9	6,235	9	6,836	8
Asia-Pacific	4,628	8	8,231	12	18,487	22
Not allocated	152	-	151	-	159	-
TOTAL	**61,036**	**100**	**67,889**	**100**	**83,508**	**100**

NOTE 27 - OFF BALANCE SHEET COMMITMENTS

A) Commitments given

At December 31 *(in millions of euros)*	2005	2006	2007
On non-cancelable leases	1,046	867	834
On supplier contracts	89	91	47
Other commitments given	44	42	43
TOTAL	**1,179**	**1,000**	**924**

The Group's commitments under non-cancelable leases can be analyzed as follows:

in millions of euros	Computer equipment	Offices	Vehicles	Other	Total
Y+1	13	154	51	5	223
Y+2	7	130	36	4	177
Y+3	3	109	21	1	134
Y+4	2	86	7	-	95
Y+5	-	71	-	-	71
Y+6 and subsequent years	-	134	-	-	134
December 31, 2007	**25**	**684**	**115**	**10**	**834**
December 31, 2006	**59**	**677**	**114**	**17**	**867**
December 31, 2005	**100**	**817**	**117**	**12**	**1,046**

At December 31, 2007, commitments under non-cancelable leases were mainly given in France (€130 million), Benelux (€125 million), the United Kingdom (€119 million), Germany and Central Europe (€104 million) and North America (€92 million). Lease payments recognized in the income statement during the year totaled €246 million.

The year-on-year decrease in commitments under computer equipment leases reflects the expiry of a certain number of contracts in 2007, notably in the United Kingdom, North America and France.

Office lease terms depend on the geographic area and vary between 5 and 25 years. Vehicle leases are short-term contracts of three to five years. The increase in commitments under non-cancelable office leases is primarily attributable to companies acquired by the Group in 2007.

- Commitments given on supplier contracts primarily represent purchase orders to be issued under global purchase contracts.

- Other commitments given relate mainly to:
  - bank guarantees given to the tax authorities in connection with tax disputes in France and Spain;
  - commitments relating to employees in the Netherlands and Sweden.

B) Commitments given and received

On minority interests:

On April 12, 2005, the Group entered into an alliance with the Japanese group NTT Data Corporation to sell 95% of its stake in Capgemini Japan K.K. for €30 million. The sale agreement granted a put option to the Capgemini Group on its residual 5% interest in Zacatii Consulting Inc. (formerly Capgemini Japan K.K.), and a call option to NTT Data Corporation in relation to the same shares

These options are exercisable for a period of two years as from July 14, 2008 at the higher of the market value of the shares at the exercise date and the valuation of the shares as determined based on the initial transaction cost (i.e., €1 million for the residual 5% stake in Zacatii Consulting Inc. at December 31, 2007).

On the creation of Inovmail:
On December 10, 2007, the Group was granted a put option on its entire interest in Inovmail, a newly created company 40%-owned by the Group and 60%-owned by DOC@POST. This option can be exercised from June 1, 2009 until December 31, 2009. Under the terms of the put option, the sale of the Group's interest has been set at €2.8 million or a symbolic price of €1, depending on whether it successfully delivers a solution to La Poste's specifications.
The Group and La Poste also hold a pre-emptive right on each party's shares in the event that either of them wishes to sell its shares to a third party. This right is effective as from December 1, 2008.

C) Commitments given on client contracts

For various large contracts signed by Group entities, the Group has provided performance and/or financial guarantees, in particular concerning the "Aspire" contract signed with HM Revenue & Customs on January 5, 2004 (along with its amendments signed in 2006 and 2007) for an estimated amount of £5.5 billion; the TXU contract signed on May 17, 2004 for USD 3.5 billion; the Schneider Electric Industries SAS contract signed for €1.3 billion; Metropolitan Police for £350 million; and the framework contract with Euroclear.
The Group has also provided limited financial guarantees in connection with client contracts, for a total amount of €47 million at December 31, 2007.
Certain clients have been granted bank guarantees by the Group for an aggregate amount of €49 million at end-2007.

In addition to the standard clauses, the outsourcing contract signed with TXU Energy Company LLC and TXU Electric Delivery Company (formerly Oncor Electric Delivery Company) entitles the TXU group to terminate the contract if the Group's corporate credit rating is downgraded to below investment grade. The contract nevertheless remained in force following the downgrade of the Group's credit rating by Standard & Poor's on January 7, 2005.

D) Financial debts secured by assets

Some financial debts are secured by assets recorded in the balance sheet. At December 31, 2007, these debts included €150 million relating to obligations under finance leases, and €127 million relating to the debt recognized against carry-back tax credit sold (see Note 16 – "Net cash and cash equivalents", Note 11 – "Property, plant and equipment", and Note 15 – "Other receivables and income taxes").

NOTE 28 – RELATED PARTY TRANSACTIONS

A) Associates

Associates are equity-accounted companies over which the Group exercises significant influence (see Note 30 – "List of the main consolidated companies by country"). Transactions with these companies in 2007 were carried out on an arm's length basis, and were not material.

B) Other related parties

In 2007, no material transactions were carried out with:
- shareholders holding significant voting rights in the capital of Cap Gemini S.A.;
- members of management, including directors and non-voting directors;
- entities controlled or jointly controlled by a member of key management personnel, or over which he/she has significant influence or holds significant voting rights.

C) Management compensation

The table below provides a breakdown of compensation due to members of the Group's management team including: the Group operational management structure, 26 members at December 31, 2007 and 24 members at December 31, 2006 and the compensation of the Chairman of the Board of Directors, as well as attendance fees payable to the twelve directors and non-voting directors (same number of members as 2006).

in thousands of euros	2006 (4)	2007
Short-term benefits excluding employer payroll taxes (1)	19,552	21,387
Short-term benefits: employer payroll taxes	3,638	4,463
Post-employment benefits (2)	497	693
Share-based payment (3)	1,527	1,976

(1) Includes gross wages and salaries, bonuses, profit-sharing, directors' fees and benefits in kind.
(2) Including mainly statutory retirement indemnities.
(3) Representing the annual expense relating to the award of stock options.
(4) 2006 amount adjusted to reflect compensation accruing to the Chairman of the Board of Directors, as well as attendance fees payable to directors and non-voting directors.

NOTE 29 – SUBSEQUENT EVENTS

On January 21, 2008, Capgemini's credit rating was upgraded from BB+ to BBB- (stable outlook) by Standard & Poor's, thus moving bacl to the investment grade category.

Within the scope of the authorization to repurchase treasury shares granted under the seventh resolution of the Shareholders' Meeting or April 26, 2007, Capgemini bought back 2,000,000 of its own shares in January 2008 at an average price of €34.48, representing 1.4% o total share capital. The share buy-backs are aimed at neutralizing part of the potential dilution relating to financial instruments giving acces to the company's share capital, in particular of employee share-based incentive instruments.

At the annual shareholders' meeting, the Board of Directors will recommend a dividend payment of €1 per share.

NOTE 30 – LIST OF THE MAIN CONSOLIDATED COMPANIES BY COUNTRY

At December 31, 2007, the main consolidated companies were as follows:

Country	Consolidated company	% interest	Consolidation Method
GERMANY	Capgemini Deutschland GmbH (Berlin)	100.00 %	FC
	Capgemini Deutschland Holding GmbH	100.00 %	FC
	Capgemini Systems GmbH (Stuttgart)	100.00 %	FC
	SD&M Software Design and Management AG (München)	100.00 %	FC
	Sogeti Deutschland GmbH (Berlin)	100.00 %	FC
	Cap Gemini Telecom Media & Networks Deutschland GmbH	100.00 %	FC
	FuE-Future Engineering GmbH	100.00 %	FC
ARGENTINA	Capgemini Argentina S.A.	100.00 %	FC
AUSTRALIA	Capgemini Australia Pty Ltd.	100.00 %	FC
	Capgemini Business Services Australia Pty Ltd.	100.00 %	FC
	Capgemini Financial Services Australia Pty Ltd.	100.00 %	FC
AUSTRIA	Capgemini Consulting Österreich AG	100.00 %	FC
BELGIUM	Capgemini Belgium N.V/S.A.	100.00 %	FC
	Sogeti Belgium S.A.	100.00 %	FC
	Sogeti NV/SA (Belgium)	100.00 %	FC
	Sogeti International S.A.	100.00 %	FC
BRAZIL	Network Consulting Group do Brasil Consultoria en infomatica Ltd.	100.00 %	FC
CANADA	Capgemini New Brunswick Inc.	100.00 %	FC
	Capgemini Nova Scotia Ltd.	100.00 %	FC
	Capgemini Canada Inc.	100.00 %	FC
	Inergi Inc.	100.00 %	FC
	Inergi L.P.	100.00 %	FC
	New Horizons System Solutions L.P.	100.00 %	FC
	New Horizons System Solutions Inc.	100.00 %	FC
	Kanbay Canada Inc.	100.00 %	FC
CHINA	Capgemini (Shanghai) Co. Ltd.	100.00 %	FC
	Capgemini Hong Kong Ltd.	100.00 %	FC
	Capgemini Business Services (China) Ltd.	100.00 %	FC
	Capgemini Business Services (Asia) Ltd.	100.00 %	FC
	SSS Hangzhou (China)	48.60 %	EM
	Capgemini Financial Services HK Ltd.	99.99 %	FC
DENMARK	Capgemini Danmark AS	100.00 %	FC
	Sogeti Danmark	100.00 %	FC
SPAIN	Capgemini España, S.L.	100.00 %	FC
	Sogeti España S.L.	100.00 %	FC
	InQA Test Labs S.L.	100.00 %	FC
	QAlis Solutions S.L.	100.00 %	FC
UNITED STATES	Capgemini America Inc.	100.00 %	FC
	Capgemini Applications Services LLC	100.00 %	FC
	Capgemini Holding Inc.	100.00 %	FC
	Capgemini U.S. LLC	100.00 %	FC
	Capgemini North America Inc.	100.00 %	FC
	Capgemini Technologies LLC	100.00 %	FC
	Capgemini Government Solutions LLC	100.00 %	FC
	Sogeti USA LLC	100.00 %	FC
	Capgemini Energy GP LLC	100.00 %	FC
	Capgemini Energy Holdings LLC	100.00 %	FC

FC = Full consolidation
EM = Equity method

Country	Consolidated company	% interest	Consolidation Method
UNITED STATES	Capgemini Energy LP	97.10 %	FC
	Capgemini Financial Services International Inc.	100.00 %	FC
	Capgemini Financial Services (China) Inc.	100.00 %	FC
	Capgemini Financial Services USA	100.00 %	FC
	Capgemini Financial Services Europe	100.00 %	FC
	Capgemini Financial Services Japan	100.00 %	FC
	Kanbay Managed Solution Inc.	80.00 %	FC
	Accurum Inc.	100.00 %	FC
	Strategic Systems Inc. (US)	48.60 %	EM
	Strategic Back-Office Solutions	48.60 %	EM
FINLAND	Capgemini Finland Oy	100.00 %	FC
FRANCE	Cap Gemini S.A.	Parent company	FC
	Capgemini France S.A.S.	100.00%	FC
	Capgemini Gouvieux S.A.S.	100.00%	FC
	Capgemini Service S.A.S.	100.00%	FC
	Capgemini Université S.A.S.	100.00%	FC
	Immobilière Les Fontaines S.A.R.L.	100.00%	FC
	SCI Paris Étoile	100.00%	FC
	Capgemini Consulting S.A.S.	100.00%	FC
	Capgemini Finance et Services S.A.S.	100.00%	FC
	Capgemini Industrie et Distribution S.A.S.	100.00%	FC
	Capgemini Est S.A.S.	100.00%	FC
	Capgemini Ouest S.A.S.	100.00%	FC
	Capgemini Sud S.A.S.	100.00%	FC
	Capgemini Outsourcing Services S.A.S.	100.00%	FC
	Capgemini OS Electric S.A.S.	100.00%	FC
	Cap Gemini Telecom & Media S.A.S	100.00%	FC
	Inovmail S.A.S.	40.00%	EM
	Sogeti S.A.S.	100.00%	FC
	Sogeti Infrastructure Service S.A.S.	100.00 %	FC
	Sogeti Application Service S.A.S.	100.00 %	FC
	Sogeti Régions S.A.S.	100.00 %	FC
	Sogeti Services S.A.S.	100.00 %	FC
	Sogeti High Tech S.A.S.	100.00 %	FC
UNITED KINGDOM	Capgemini UK Plc	100.00 %	FC
	CGS Holdings Ltd.	100.00 %	FC
	Sogeti UK	100.00 %	FC
	Capgemini Financial Services UK Ltd.	99.90 %	FC
	SSS Holding Corporation Ltd.	48.60 %	EM
	Strategic System Solution Ltd.	48.60 %	EM
	Strategic Back Office Solutions Ltd.	48.60 %	EM
	Strategic Training Solutions	48.60 %	EM
	Bizzkidz Ltd.	48.60 %	EM

FC = Full consolidation
EM = Equity method

Country	Consolidated company	% interest	Consolidation Method
HUNGARY	Capgemini Magyarorszag Kft	100.00 %	FC
INDIA	Capgemini Consulting India Private Ltd.	100.00 %	FC
	InQA Test Labs Private Ltd (India)	100.00 %	FC
	Capgemini Business Services (India) Ltd.	51.00 %	FC
	Capgemini India Private Ltd.	99.99 %	FC
	Pune Software Park Pvt. Ltd.	100.00 %	FC
IRELAND	Sogeti Ireland Ltd.	100.00 %	FC
ITALY	Capgemini Italia S.p.A.	100.00 %	FC
JAMAICA	Adjoined Consulting Ltd.	100.00 %	FC
LUXEMBOURG	Sogeti Luxembourg S.A.	100.00 %	FC
	Capgemini Reinsurance Company S.A.	100.00 %	FC
	Sogeti PSF Luxembourg S.A.	100.00 %	FC
MOROCCO	Capgemini Technology Services Maroc	100.00 %	FC
MEXICO	Capgemini Mexico S. de R.L. de C.V.	100.00 %	FC
NORWAY	Capgemini Norge AS	100.00 %	FC
	Sogeti Norge A/S	100.00 %	FC
NETHERLANDS	Capgemini Outsourcing B.V.	100.00 %	FC
	Capgemini Interim Management B.V.	100.00 %	FC
	Capgemini Nederland B.V.	100.00 %	FC
	Capgemini Sourcing B.V.	100.00 %	FC
	Capgemini Educational Services B.V.	100.00 %	FC
	Capgemini N.V.	100.00 %	FC
	Paul Postma Marketing Consultancy B.V.	100.00 %	FC
	Capgemini Datacenter Amsterdam B.V.	100.00 %	FC
	Sogeti Nederland B.V.	100.00 %	FC
	Capgemini International B.V.	100.00 %	FC
	Cap Gemini Telecom Media & Networks Nederland B.V.	100.00 %	FC
POLAND	Capgemini Polska Sp z.o.o.	100.00 %	FC
PORTUGAL	Capgemini Portugal, Serviços de Consultoria e Informatica S.A.	100.00 %	FC
CZECH REPUBLIC	Capgemini Czech Republic S.r.o.	100.00 %	FC
ROMANIA	Capgemini services Romania s.r.l.	100.00 %	FC
SERBIA	Capgemini d.o.o (Serbia and Montenegro)	100.00 %	FC
SINGAPORE	Capgemini Asia Pacific Pte Ltd.	100.00 %	FC
	SSS Pte Ltd. (Singapore)	48.60 %	EM
	Capgemini Financial Services (Singapore) Pte Ltd.	100.00 %	FC
SLOVAKIA	Capgemini Slovensko, s.r.o.	100.00 %	FC
SWEDEN	Capgemini AB	100.00 %	FC
	Capgemini Sverige AB	100.00 %	FC
	Sogeti Sverige AB	100.00 %	FC
SWITZERLAND	Capgemini Suisse S.A. (Zurich)	100.00 %	FC
	SD&M Schweiz AG (Zurich)	100.00 %	FC
	Sogeti Suisse S.A.	100.00 %	FC

FC = Full consolidation
EM = Equity method

CAP GEMINI S.A. SUMMARIZED FINANCIAL STATEMENTS

The Statutory's Auditors' reports of February 14, 2008 on the full parent company financial statements, including the notes thereto, are free from qualification. These documents are available upon request from the Company.

SUMMARIZED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

in millions of euros	2005	2006	2007
Operating revenue	162	183	204
Operating expenses	(29)	(35)	(39)
OPERATING INCOME	133	148	165
Interest income/(expenses), net	28	21	331
Other income and expenses, net	(9)	3	(31)
Income tax	21	23	32
NET INCOME	173	195	497

SUMMARIZED BALANCE SHEETS

AS OF DECEMBER 31, 2005, 2006 AND 2007

in millions of euros	2005	2006	2007
ASSETS			
Non-current assets	6,013	6,533	7,711
Current assets	1,703	1,977	1,714
Other assets	81	70	51
TOTAL ASSETS	7,797	8,580	9,476
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders'equity	6,611	7,268	7,699
Provisions	11	17	2
Long and short-term debt	1,148	1,272	1,534
Other liabilities	27	23	241
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	7,797	8,580	9,476

FIVE-YEAR FINANCIAL SUMMARY

in millions of euros	2003	2004	2005	2006	2007
I - SHARE CAPITAL AT YEAR-END					
Share capital	1,049	1,051	1,053	1153	1,163
Number of common shares outstanding	131,165,349	131,383,178	131,581,978	144,081,808	145,425,510
Maximum number of future shares to be created :					
- through exercise of equity warrants	10,004,465	12,289,150	13,101,800	10,518,710	10,291,173
- through conversion of convertible bonds	9,019,607	9,019,607	20,830,417	20,830,416	(1) 20,830,416
- through warrants related to Transiciel acquisition	503,602	508,600	315,790	-	-
II - OPERATIONS AND RESULTS OF THE CURRENT YEAR					
Operating revenue	136	130	162	183	204
Operating revenue and financial revenue	175	876	547	376	640
Income before taxes, amortization and provisions	108	(491)	395	202	236
Income tax	(4)	(43)	(21)	(23)	(32)
Net income / (losses)	(42)	(949)	173	195	497
Distributed income	0	0	66	101	(2) 145
III - EARNINGS PER SHARE (in euros)					
Earnings after taxes, but before amortization and provisions	0.86	(3.41)	3.16	1.56	1.84
Net earnings	(0.32)	(7.22)	1.31	1.35	3.42
Dividend per share, net	0	0	0.50	0.70	(2) 1.00
IV - EMPLOYEE DATA					
Average number of employee during the year	-	-	-	-	-
Total payroll	-	-	-	-	-
Total benefits	-	-	-	-	-

(1) Cap Gemini SA decided to neutralize in full the potential dilutive impact of the OCEANE bonds issued on June 24, 2003 and due January 1, 2010, through the acquisition from Société Générale in June 2005 of a call option on a number of shares equal to the underlying number of shares of this OCEANE, and with an exercise price and maturity matching those of the OCEANE.
(2) Subject to approval by the Extraordinary Shareholders' Meeting of April 17, 2008.

CHANGES ON SHAREHOLDERS' EQUITY

in millions of euros	December 31, 2006	Net income appropriation 2006	Other changes	December 31 2007
Share capital	1,153	-	10	1,163
Additional paid-in-capital	5,502	-	23	5,525
Legal reserve	105	10		115
Untaxed reserves	-	-	-	-
Other reserves	211	-	-	211
Retained earnings	102	84	-	186
Dividends paid	-	101	(101)	-
Net income / (losses)	195	(195)	497	497
Regulated provisions	-	-	1	1
TOTAL	7,268	-	430	7,698

IV - SUBSIDIARIES AND INVESTMENTS

in millions of euros	Capital	Other shareholders' equity (including net income for the year)	(%) Interest	Number of shares owned	Book value of shares Gross	Book value of shares Net	Loans & advances granted	Guarantees given (1)	2007 Revenue	Dividend receive
SUBSIDIARIES										
Capgemini North America Inc	1	2,427	100.00%	982,000	6,618	2,350	-	-	0	-
CGS HOLDINGS Ltd	722	1	100.00%	558,777,061	721	721	-	-	-	-
Gemini Consulting Holding Ltd	0	0	100.00%	1,083	23	23	-	-	-	-
Capgemini Oldco Ltd	14	30	100.00%	1,033,938,857	801	264	-	-	-	-
Capgemini Old Ireland Ltd	0	0	100.00%	71,662	16	-0	-	-	-	-
Capgemini AB (Sweden)	3	231	100.00%	24,714	352	352	-	8	-	-
Capgemini NV (Benelux)	2	278	100.00%	21,582,376	1,467	1,239	-	-	-	39
Capgemini TMN Nederland BV	0	2	100.00%	18,000	5	5	-	-	9	-
Capgemini Deutschland Holding GmbH	125	22	94.43%	1	604	604	-	50	0	-
Capgemini Deutschland GmbH	12	133	2.90%	1	10	10	-	-	206	-
Capgemini Consulting Österreich AG	0	2	100.00%	36,791	42	30	-	-	66	-
Capgemini Suisse AG	0	3	100.00%	500	39	32	-	39	28	1
Capgemini Polska Sp Z.o.o (Poland)	5	7	100.00%	129,160	25	16	-	40	68	-
Capgemini Magyarorszag Kft	0	2	100.00%	1	2	2	-	-	11	-
Capgemini France SAS	54	49	100.00%	3,475,508	673	673	-	21	33	-
Capgemimi Télécom & Media SAS	17	27	100.00%	1,090,762	171	171	-	-	211	9
Capgemini Technology Services Morocco	1	-1	99.99%	164,996	1	1	-	-	1	-
SOGETI S.A.	0	1	99.90%	619	0	0	-	-	-	-
SOGETI SAS	648	-9	100.00%	52,106,876	754	754	-	-	30	24
Capgemini Italia S.p.A.	11	-6	100.00%	2,200,000	497	3	-	8	103	-
Cap Gemini Telecom Media & Networks Italia S.p.A.	0	2	100.00%	20,000	14	0	-	-	-	-
Capgemini España S.L. (Sociedad Unipersonal)	11	2	100.00%	106,245	194	194	-	-	230	-
Capgemini Portugal, Serviços de Consultoria e Informatica, SA	8	4	100.00%	1,698,842	44	44	-	-	30	2
Capgemini Asia Pacific Pte. Ltd. (Singapore)	14	0	100.00%	17,421,229	142	43	-	-	0	-
Capgemini Australia Pty Ltd (Australia)	28	-26	100.00%	1,450,000	166	54	6	23	61	-
Capgemini Business Services (India)	0	2	50.90%	2,545	10	10	-	1	15	-
Capgemini Service S.A.S	2	4	100.00%	2,000,000	84	-	-	15	202	-
SCI Paris Etoile	0	4	99.99%	9,999	48	31	-	-	3	2
Immobilière les Fontaines S.A.R.L	2	2	99.84%	619,000	32	32	-	59	6	-
Capgemini Université SAS	0	0	100.00%	2,500	0	0	-	-	19	-
Capgemini Gouvieux SAS	0	0	100.00%	10,000	0	0	-	-	23	-
Other French compagnies	nm	nm	nm	nm	0	0	-	nm	nm	-
Other foreign compagnies	nm	nm	nm	nm	1	1	-	-	nm	-

INVESTMENTS

As of December 31, 2007, investments held by Cap Gemini SA are not material

nm : not meaningful
The net income of subsidiaries and investments is not provided because disclosure would be prejudicial to the Company's commercial and financial strategy.
(1) As of December 31, 2007, the amount of guarantees and letters of comfort granted by the Company to its subsidiaries for financial facilities amounts to 304 million euros, of which 49 million euros have been used.
Cap Gemini SA is at the head of the French tax group made up of 24 companies. The impact of tax consolidation in 2007 is a benefit of 32 million euros.
The book value at year end is the fair value for the group. This value is mainly calculated using discounted net cash flows adjusted by the net debt
A depreciation is booked when the fair value represents less than the gross book value.

STATUTORY AUDITORS' SPECIAL REPORT ON REGULATED AGREEMENTS AND COMMITMENTS WITH THIRD PARTIES

YEAR ENDED DECEMBER 31, 2007

This is a free translation into English of the Statutory Auditors' special report on regulated agreements and commitments issued in the French language and is provided solely for the convenience of English speaking readers. This report on regulated agreements and commitments should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity of Statutory Auditors of your Company, we are required to report to shareholders on the regulated agreements and commitments with third parties that have been disclosed to us. Our responsibility does not include identifying any undisclosed agreements or commitments.

We hereby inform you that we were not informed of any agreement or commitment subject to the provisions of article L.225-38 of the French Commercial Code (*Code de commerce*).

The Statutory Auditors

Neuilly-sur-Seine, February 14, 2008

PricewaterhouseCoopers Audit

Serge Villepelet Edouard Sattler

Paris La Défense, February 14, 2008

KPMG Audit

Division of KPMG S.A.

Frédéric Quélin

STATUTORY AUDITORS' REPORT ON THE CANCELATION OF SHARES BOUGHT BACK BY THE COMPANY

(SHAREHOLDERS' MEETING OF APRIL 17, 2008 ON FIRST CALL)

This is a free translation into English of the Statutory Auditors' special report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of Cap Gemini S.A. and pursuant to the provisions of article L.225-209, paragraph 7 of the French Commercial Code (*Code de commerce*) relating to the cancellation of shares bought back by the Company, we hereby present our report with our comments on the reasons for and terms of the proposed capital reduction, as submitted to you for approval.

We performed the procedures we considered necessary in accordance with the professional standards of the French Institute of Statutory Auditors (*Compagnie Nationale des Commissaires aux Comptes*) applicable to such transactions. These procedures consisted in verifying that the reasons for and terms of the proposed capital reduction comply with the applicable legal provisions.

The proposed capital reduction would take place further to the buyback by the Company of up to 10% of its own shares, in accordance with article L. 225-209 of the French Commercial Code. The Board of Directors is seeking an 18-month authorization by the Shareholders' Meeting for this buyback program.

Shareholders are also asked to grant the Board of Directors full powers to cancel the shares acquired, provided that the aggregate number of shares canceled in any given period of 24 months does not exceed 10% of the Company's capital. These powers would be exercisable for a period of 24 months.

We have no comments to make on the reasons for or terms of the proposed capital reduction, the implementation of which depends on the Shareholders' Meeting approving the buyback by the Company of its own shares.

The Statutory Auditors

Neuilly-sur-Seine, March 14, 2008

PricewaterhouseCoopers Audit

Serge Villepelet Edouard Sattler

Paris La Défense, March 14, 2008

KPMG Audit

Division of KPMG S.A.

Frédéric Quélin

STATUTORY AUDITORS' REPORT ON THE ISSUE OF SHARES AND/OR SECURITIES CONVERTIBLE, REDEEMABLE, EXCHANGEABLE OR OTHERWISE EXERCISABLE FOR SHARES WITH OR WITHOUT PRE-EMPTIVE SUBSCRIPTION RIGHTS

(SHAREHOLDERS' MEETING OF APRIL 17, 2008 ON FIRST CALL)

This is a free translation into English of the Statutory Auditors' special report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of Cap Gemini S.A. and pursuant to articles L. 225-135, L. 225-136 and L. 228-92 of the French Commercial Code (Code de Commerce), we hereby present our report on the proposed delegations of authority to the Board of Directors to issue shares and/or securities as presented in the 14th, 15th, 16th and 17th resolutions, as submitted for your approval.

Based on its report, the Board of Directors is asking for authorization, for a period of 26 months, to decide on the issues set out below and set the terms and conditions thereof. Shareholders are also asked to waive their pre-emptive right to subscribe for shares under the 15th resolution.

1. Issue of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares with or without pre-emptive subscription rights

The 14th and 15th resolutions provide for the issue of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments with (14th resolution) or without (15th resolution) pre-emptive subscription rights for the shareholders.

The total nominal amount of capital increases that may be carried out immediately or in the future may not exceed €465 million (14th resolution) or €200 million (15th resolution). The aggregate amount of the issue of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €3.5 billion (14th resolution) or €1.5 billion (15th resolution).

The price of the shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares issued pursuant to the 15th resolution shall be at least equal to the weighted average price for the Company's shares during the three trading days preceding the date on which the price is set. This price may be reduced by a discount of up to 5%.

If the 16th resolution is adopted, the number of shares to be issued in connection with the 14th and 15th resolutions may be increased ("Greenshoe" option) under the conditions provided for by article L. 225-135-1 of the French Commercial Code and within the limits set out in said resolutions.

2. Issue of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments as payment for shares tendered to any public exchange offer (OPE).

The 17th resolution provides that the Board of Directors may issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments, as payment for shares tendered to a public exchange offer made by the Company or for contributions in kind to the Company of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company. These issues will be carried out within the limits provided for in the 15th resolution.

Shares or securities issued as payment for contributions in kind may not exceed 10% of the Company's current share capital.

Existing shareholders of the Company will not have a pre-emptive right to subscribe to any shares and/or other securities issued, as the exclusive purpose of said issues is to provide payment for contributions in kind and to the holders of securities tendered to public exchange offers made by the Company.

The Board of Directors is responsible for preparing a report in accordance with articles R. 225-113 and R. 225-114 of the French Commercial Code. Our responsibility is to express an opinion on the fairness of the financial information taken from the financial statements, the proposed cancellation of the shareholders' pre-emptive subscription rights and other information regarding these issues, contained in this report.

We performed the procedures we considered necessary with regard to the professional standards of the French Institute of Statutory Auditors (*Compagnie Nationale des Commissaires aux Comptes*) applicable to such transactions. These procedures consisted in reviewing the content of the Board of Directors' report in respect of these issues and the methods used to determine the share issue price.

Subject to a subsequent examination of the conditions for the proposed issues, we have no comment to make on the methods used to set the share issue price, as presented in the 15th resolution. As this report does not provide the methods used for determining

the issue price for each issue pursuant to the 14th and 17th resolutions, we cannot express an opinion on the calculation of the share issue price.

As the share issue price has not yet been set, we do not express an opinion on the final terms and conditions of the share capital increases. As a result, we do not express an opinion on the proposed cancellation of shareholders' pre-emptive subscription rights in the 15th resolution.

In accordance with article R. 225-116 of the French Commercial Code, we will issue a supplementary report, if necessary, when the Board of Directors uses these authorizations, in the event of the issue without pre-emptive subscription rights of securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments.

The Statutory Auditors

Neuilly-sur-Seine, March 14, 2008

PricewaterhouseCoopers Audit

Serge Villepelet   Edouard Sattler

Paris La Défense, March 14, 2008

KPMG Audit

Division of KPMG S.A.

Frédéric Quélin

STATUTORY AUDITORS' REPORT ON THE ISSUE OF EQUITY WARRANTS WITHOUT CONSIDERATION WITHIN THE FRAMEWORK OF A PUBLIC OFFER CONCERNING THE COMPANY

(SHAREHOLDERS' MEETING OF APRIL 17, 2008 ON FIRST CALL)

This is a free translation into English of the Statutory Auditors' special report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of Cap Gemini S.A. and pursuant to the provisions of article L. 225-138 of the French Commercial Code (*Code de commerce*), we hereby present our report on the proposed issue of equity warrants without consideration within the framework of a public offer concerning the Company, as submitted to you for approval.

Based on its report, the Board of Directors is asking for authorization, in accordance with article L. 233-32 II of the French Commercial Code, to decide:

- to issue warrants, subject to the provisions of article L. 233-32-II of the French Commercial Code, enabling subscription for one or several share(s) of the Company under preferential conditions and to allocate said warrants, without consideration, to all the Company's shareholders having shareholder status prior to the expiration of the public offer period,
- the conditions of exercise and the characteristics of the warrants.

The total nominal amount of the capital increase potentially resulting from the exercise of these warrants will be capped at 25% of the nominal amount of the share capital at the time of issue and the total number of warrants issued may not exceed the number of shares making up the share capital at the time the warrants are issued.

The Board of Directors is responsible for preparing a report on the proposed transaction, in accordance with articles R. 225-113, R. 225-114 and R. 225-117 of the French Commercial Code. Our responsibility is to express an opinion on the fairness of the financial information taken from the financial statements and certain other information regarding the issue contained in this report.

We performed the procedures we considered necessary in accordance with the professional standards of the French Institute of Statutory Auditors (*Compagnie Nationale des Commissaires aux Comptes*) applicable to such transactions. These procedures consisted in reviewing the content of the report of the Board of Directors in respect of this issue.

We have no comments to make as regards the information given in the report of the Board of Directors on the proposed issue of equity warrants within the framework of a public offer concerning the Company.

We will issue a supplementary report, if necessary, for confirmation by a Shareholders' Meeting, in accordance with article L. 233-32 III of the French Commercial Code and, pursuant to article R. 225-116 of said Code, when the Board of Directors uses this authorization.

The Statutory Auditors

Neuilly-sur-Seine, March 14, 2008

PricewaterhouseCoopers Audit

Serge Villepelet   Edouard Sattler

Paris La Défense, March 14, 2008

KPMG Audit

Division of KPMG S.A.

Frédéric Quélin

STATUTORY AUDITORS' REPORT ON THE ALLOCATION OF SHARES (EXISTING OR TO BE ISSUED) TO EMPLOYEES OR CORPORATE OFFICERS OF THE COMPANY

(SHAREHOLDERS' MEETING OF APRIL 17, 2008 ON FIRST CALL)

This is a free translation into English of the Statutory Auditors' special report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of Cap Gemini S.A. and pursuant to the provisions of article L. 225-197-1 of the French Commercial Code (Code de commerce), we hereby present our report on the proposed allocation of shares (existing or to be created) subject to the achievement of performance targets, to certain employees or corporate officers of Cap Gemini S.A. and related companies, within the meaning of article L. 225-197-2 of the French Commercial Code, as submitted to you for approval.

The Board of Directors is asking for authorization to allocate shares (existing or to be created), subject to the achievement of performance targets and is responsible for preparing a report on the proposed transaction. Our responsibility is to express an opinion on the information provided to you in connection with the proposed transaction.

In the absence of any professional standards applicable to this transaction arising from the legislative provisions laid down on December 30, 2004 and December 30, 2006, we performed the procedures we considered necessary. These procedures consisted, in particular, in verifying that the terms and conditions of the proposed transaction, as described in the report of the Board of Directors, comply with the applicable legal provisions.

We have no comments to make as regards the information given in the report of the Board of Directors on the proposed allocation of performance shares.

The Statutory Auditors

Neuilly-sur-Seine, March 14, 2008

PricewaterhouseCoopers Audit

Serge Villepelet Edouard Sattler

Paris La Défense, March 14, 2008

KPMG Audit

Division of KPMG S.A.

Frédéric Quélin

STATUTORY AUDITORS' REPORT ON THE ISSUANCE OF REDEEMABLE EQUITY WARRANTS (BSAAR) WITHOUT PRE-EMPTIVE SUBSCRIPTION RIGHTS

(SHAREHOLDERS' MEETING OF APRIL 17, 2008 ON FIRST CALL)

This is a free translation into English of the Statutory Auditors' special report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of Cap Gemini S.A. and pursuant to articles L. 225-135, L. 225-138 and L. 228-92 of the French Commercial Code (*Code de commerce*), we hereby present our report on the proposed delegation of authority to the Board of Directors to issue redeemable equity warrants (BSAAR) to employees and corporate officers of the Company and its subsidiaries, without pre-emptive subscription rights for the shareholders, as submitted to you for approval.

Based on its report, the Board of Directors is asking for authorization, for a period of 18 months, to decide on the implementation of the transaction and set the terms and conditions thereof. Shareholders are also asked to waive their pre-emptive subscription right to the shares that may be issued.

It is provided that:

- the Board of Directors will determine the characteristics of the warrants, including the subscription price, which will be set on the basis of the opinion of an independent appraiser, taking account of the usual factors affecting their value;
- one redeemable equity warrant will entitle the Beneficiary to subscribe for or purchase one share of the Company. The subscription or purchase price will be equal to at least 120% of the average closing prices quoted for the Company's shares over a period of 20 consecutive trading days preceding the date on which the terms and conditions of the issue and the characteristics of the equity warrants are decided;
- the maximum nominal amount of capital increases that may be carried out pursuant to this delegation may not exceed €24 million, corresponding to a maximum of 3 million shares of a nominal value of €8 each.

The Board of Directors is responsible for preparing a report in accordance with articles R. 225-113 and R. 225-114 of the French Commercial Code. Our responsibility is to express an opinion on the fairness of the financial information taken from the financial statements, the proposed cancellation of the shareholders' pre-emptive subscription rights and other information regarding these issues, contained in this report.

We performed the procedures we considered necessary with regard to the professional standards of the French Institute of Statutory Auditors (*Compagnie Nationale des Commissaires aux Comptes*) applicable to such transactions. These procedures consisted in reviewing the content of the Board of Directors' report in respect of these issues and the methods used to determine the share issue price.

Subject to a subsequent examination of the conditions for the proposed capital increases, we have no comment to make as regards the methods used to set the share issue price, as presented in the Board of Directors' report.

As the share issue price has not yet been set, we do not express an opinion on the final terms and conditions of the share capital increase(s). As a result, we do not express an opinion on the proposed cancellation of shareholders' pre-emptive subscription rights.

In accordance with article R. 225-116 of the French Commercial Code, we will issue a supplementary report, if necessary, when the Board of Directors uses these authorizations.

The Statutory Auditors

Neuilly-sur-Seine, March 14, 2008

PricewaterhouseCoopers Audit

Serge Villepelet   Edouard Sattler

Paris La Défense, March 14, 2008

KPMG Audit

Division of KPMG S.A.

Frédéric Quélin

STATUTORY AUDITORS' REPORT ON THE CAPITAL INCREASE RESERVED FOR MEMBERS OF COMPANY SAVINGS PLANS

(SHAREHOLDERS' MEETING OF APRIL 17, 2008 ON FIRST CALL)

This is a free translation into English of the Statutory Auditors' special report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of Cap Gemini S.A. and in accordance with article L. 225-135 et seq. of the French Commercial Code (*Code de commerce*), we hereby present our report on the proposed delegation of authority to the Board of Directors to carry out a capital increase, on one or more occasions, via a share issue without pre-emptive subscription rights, not exceeding 6,000,000 shares reserved for members of Capgemini Group company savings plans, as submitted to you for approval.

This proposed capital increase is submitted for your approval pursuant to article L. 225-129-6 of the French Commercial Code and article L. 443-5 of the French Labor Code (*Code du travail*).

Based on its report, the Board of Directors is asking for authorization, for a period of 26 months, to decide on one or more capital increase(s). Shareholders are also asked to waive their pre-emptive subscription right to the shares that may be issued. The Board of Directors will, where appropriate, define the terms and conditions of this transaction.

The capital increase(s) decided pursuant to the 22nd and 23rd resolutions will be capped at 6,000,000 shares with a nominal value of €8 each.

The Board of Directors is responsible for preparing a report in accordance with articles R. 225-113 and R. 225-114 of the French Commercial Code. Our responsibility is to express an opinion on the fairness of the financial information taken from the financia statements, the proposed cancellation of the shareholders' pre emptive subscription rights and other information regarding thes issues, contained in this report.

We performed the procedures we considered necessary with regar to the professional standards of the French Institute of Statutor Auditors (*Compagnie Nationale des Commissaires aux Comptes*) applicable to such transactions. These procedures consisted in reviewing the content of the Board of Directors' report in respec of these issues and the methods used to determine the shar issue price.

Subject to a subsequent examination of the conditions for th proposed capital increases, we have no comment to make a regards the methods used to set the share issue price, as presente in the Board of Directors' report.

As the share issue price has not yet been set, we do not expres an opinion on the final terms and conditions of the share capita increases. As a result, we do not express an opinion on th proposed cancellation of shareholders' pre-emptive subscriptio rights.

In accordance with article R. 225-116 of the French Commercia Code, we will issue a supplementary report, if necessary, whe the Board of Directors uses these authorizations.

The Statutory Auditors

Neuilly-sur-Seine, March 14, 2008	Paris La Défense, March 14, 2008
PricewaterhouseCoopers Audit	**KPMG Audit**
	Division of KPMG S.A.
Serge Villepelet Edouard Sattler	Frédéric Quélin

STATUTORY AUDITORS' REPORT ON THE CAPITAL INCREASE WITHOUT PRE-EMPTIVE SUBSCRIPTION RIGHTS FOR THE SHAREHOLDERS

(SHAREHOLDERS' MEETING OF APRIL 17, 2008 ON FIRST CALL)

This is a free translation into English of the Statutory Auditors' special report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors' of Cap Gemini S.A. and pursuant to the provisions of articles L. 225-135 et seq. of the French Commercial Code (*Code de commerce*), we hereby present our report on the proposed delegation of authority to the Board of Directors to carry out a capital increase by issuing up to 6,000,000 new shares, without pre-emptive subscription rights for the shareholders, reserved for Capgemini Employees Worldwide SAS, as submitted to you for approval.

Based on its report, the Board of Directors is asking for authorization, for a period of 18 months, to increase the share capital, on one or several occasions. Shareholders are also asked to waive their pre-emptive right to subscribe for the shares to be issued. If such authorization is granted, the Board of Directors will set the terms and conditions of the issue.

This transaction will allow the employees of certain non-French companies of Capgemini Group to participate in employee stock ownership plans under the same conditions as those offered under the 22nd resolution. The number of shares issued pursuant to this resolution will be capped at 2,000,000 shares and the total number of shares issued pursuant to the 22nd and 23rd resolutions may not exceed 6,000,000 shares with a nominal value of €8 each.

The Board of Directors is responsible for preparing a report on the proposed transaction, in accordance with articles R. 225-113 and R. 225-114 of the French Commercial Code. Our responsibility is to express an opinion on the fairness of the financial information taken from the financial statements, the proposed cancelation of the shareholders' pre-emptive subscription rights and other information regarding the issues contained in this report.

We performed the procedures we considered necessary with regard to the professional standards of the French Institute of Statutory Auditors (*Compagnie Nationale des Commissaires aux Comptes*) applicable to such transactions. These procedures consisted in reviewing the content of the report of the Board of Directors in respect of this transaction and the methods used to set the share issue price.

Subject to a subsequent examination of the conditions for the proposed capital increase(s), we have no comments to make as regards the methods used to set the share issue price, as presented in the Board of Directors' report.

As the share issue price has not yet been set, we do not express an opinion on the final terms and conditions of the share capital increase(s). As a result, we do not express an opinion on the proposed cancelation of shareholders' pre-emptive subscription rights.

In accordance with article R. 225-116 of the French Commercial Code, we will issue a supplementary report, if necessary, when the Board of Directors uses these authorizations.

The Statutory Auditors

Neuilly-sur-Seine, March 14, 2008

PricewaterhouseCoopers Audit

Serge Villepelet Edouard Sattler

Paris La Défense, March 14, 2008

KPMG Audit

Division of KPMG S.A.

Frédéric Quélin

TEXT OF THE DRAFT RESOLUTIONS

PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF APRIL 17, 2008

I – RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

First resolution

Approval of the 2007 Company financial statements

After hearing the following:

- the management report presented by the Board of Directors,
- the general report of the Statutory Auditors on their audit of the Company financial statements,

the General Shareholders' Meeting approves the Company financial statements for the year ended December 31, 2007, which show profit for the year of €496,620,020.93, and gives discharge to the Board of Directors for its management of the Company's affairs during the year.

Second resolution

Approval of the 2007 consolidated financial statements

After hearing the following:

- the Group management report of the Board of Directors for 2007,
- the Statutory Auditors' report on the consolidated financial statements,

the General Shareholders' Meeting approves the consolidated financial statements for the year ended December 31, 2007, which show profit for the year of €440 million.

Third resolution

Regulated agreements

After hearing the Statutory Auditors' special report on agreements governed by article L. 225-38 of the French Commercial Code (*Code de commerce*), the General Shareholders' Meeting records that no such agreement has been entered into during the past year.

Fourth resolution

Appropriation of profit for the year and approval of dividend payout

The General Shareholders' Meeting approves the recommendations of the Board of Directors with regard to the appropriation of distributable profit for the year ended December 31, 2007 and accordingly decides to appropriate this distributable profit amounting to €496,620,020.93 as follows:

- to the legal reserve (to increase it to €116,340,408, i.e. 10% of share capital at December 31, 2007), an amount of €1,074,961.60
- as a dividend to be paid to shareholders, an amount of €1 per share, i.e €145,425,510
- and with the balance being allocated to retained earnings, i.e., ... €350,119,549.33

Making a total of €496,620,020.93

Shareholders are reminded that the dividend accordingly set at €1 for each of the 145,425,510 shares bearing dividend rights at January 1, 2007 is fully eligible for the 40% tax rebate referred to in sub-paragraph 2 of paragraph 3 of article 158 of the French General Tax Code (*Code général des impôts*) for individuals subject to personal income tax in France.

It will be paid as from April 24, 2008. If the Company holds any of its own shares at the time of this dividend payment, the amount corresponding to the dividends that would have been paid in respect of these shares will be allocated to retained earnings.

Pursuant to article 243 bis of the French General Tax Code, the General Shareholders' Meeting notes that a dividend of €0.70 per share was paid for 2006 and a dividend of €0.50 per share was paid for 2005 (both fully eligible for the 40% tax rebate) and that no dividends were paid for 2004.

Fifth resolution

Renewal of Pierre Hessler's term of office as a non-voting director

Based on the recommendation of the Board of Directors, the General Shareholders' Meeting renews for a two-year period the term of office of the non-voting director Pierre Hessler, whose current term of office expires at the close of this Meeting. Mr. Hessler's new term of office will expire at the close of the General Shareholders' Meeting to be called to approve the financial statements for the year ending December 31, 2009.

Sixth resolution

Renewal of Geoff Unwin's term of office as a non-voting director

Based on the recommendation of the Board of Directors, the General Shareholders' Meeting renews for a two-year period the term of office of the non-voting director Geoff Unwin whose current term of office expires at the close of this Meeting. Mr. Unwin's new term of office will expire at the close of the General Shareholders' Meeting to be called to approve the financial statements for the year ending December 31, 2009.

Seventh resolution

Renewal of the appointment of a principal Statutory Auditor

Based on the recommendation of the Board of Directors, the General Shareholders' Meeting renews, for a six-year period, the appointment

he principal Statutory Auditor PricewaterhouseCoopers Audit, rue de Villiers, 92208 Neuilly-sur-Seine, France, whose current m of office expires at the close of this Meeting. The Statutory ditor's new term of office will expire at the close of the General areholders' Meeting to be called to approve the financial tements for the year ending December 31, 2013.

ghth resolution

newal of the appointment of a principal Statutory Auditor

sed on the recommendation of the Board of Directors, the neral Shareholders' Meeting renews, for a six-year period, appointment of the principal Statutory Auditor KPMG SA, cours du Triangle, 92939 Paris-La Défense Cedex, France, ose current term of office expires at the close of this Meeting. e Statutory Auditor's new term of office will expire at the close the General Shareholders' Meeting to be called to approve the ancial statements for the year ending December 31, 2013.

inth resolution

ppointment of a new substitute Statutory Auditor

sed on the recommendation of the Board of Directors, the eneral Shareholders' Meeting appoints Etienne Boris, 63 e de Villiers, 92208 Neuilly-sur-Seine, France, as substitute atutory Auditor for PricewaterhouseCoopers Audit, to replace ilippe Gueguen. His term of office will expire at the same time that of PricewaterhouseCoopers Audit.

enth resolution

ppointment of a new substitute Statutory Auditor

sed on the recommendation of the Board of Directors, the eneral Shareholders' Meeting appoints Bertrand Vialatte, cours Valmy, 92923 Paris-La Défense Cedex, France, as substitute atutory Auditor for KPMG SA, to replace Guillaume Livet. His rm of office will expire at the same time as that of KPMG SA.

leventh resolution

uthorization to be given to the Board of Directors to enable the ompany to buy back its own shares within the limit of a number shares equal to maximum of 10% of its share capital

accordance with articles L. 225-209 and seq. of the French ommercial Code and with European Commission Regulation o. 2273/2003 of December 22, 2003 and after hearing the report resented by the Board of Directors, the General Shareholders' leeting grants the Board of Directors an authorization to enable e Company to buy back its own shares on the open market.

his authorization is given to allow the Company, if required:

- to enter into a share management process with an investment services provider within the scope of a liquidity agreement in accordance with the ethics charter recognized by the AMF,
- to award shares to employees and/or corporate officers (on the terms and by the methods provided for by law), in particular in connection with a plan involving the allocation of shares without consideration, a company savings plan or an international employee stock ownership plan,
- to remit the shares thus purchased to holders of securities convertible, redeemable, exchangeable or otherwise exercisable for Cap Gemini S.A. shares upon exercise of the rights attached thereto, in accordance with the applicable regulations,
- to purchase shares to be retained with a view to remitting them in future in exchange or payment for potential external growth transactions,
- to cancel the shares thus purchased subject to adoption of the twelfth resolution of the Extraordinary Shareholders' Meeting included in the agenda of this Shareholders' Meeting.

The transactions described above may be carried out by any method allowed under the applicable laws and regulations, including through the use of derivative instruments and by means of a block purchase or transfer of shares.

The share buybacks may be carried out at any time, except during the suspension periods specified in the applicable laws and regulations.

The General Shareholders' Meeting resolves that the maximum number of shares that may be acquired under this resolution may not exceed 10% of the Company's issued capital as of December 31, 2007, corresponding to 14,542,551 shares with a nominal value of €8 each. It is specified, however, that (i) within the context of this authorization, treasury stock should be taken into account to ensure that the Company does not own, at any time, over 10% of its own share capital, and (ii) treasury stock to be tendered in payment or exchange in the context of a merger, de-merger or contribution may not represent more than 5% of the share capital.

The General Shareholders' Meeting resolves that the maximum purchase price for shares under the buyback program may not exceed €70 per share of a nominal value of €8 and that the total funds invested in the share buybacks may therefore not exceed €1,017,978,570 (€70 x 14,542,551 shares).

In the case of a capital increase paid up by capitalizing additional paid-in capital, reserves, profit or other amounts by allocating shares without consideration during the period of validity of this authorization, as well as in the case of a stock-split or reverse stock-split, the above maximum price per share will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction.

The General Shareholders' Meeting gives full powers to the Board of Directors (including the power of delegation subject to the applicable law) to:

- implement this authorization,
- place any and all buy and sell orders and enter into any and all agreements, in particular for the keeping of registers of share purchases and sales, in accordance with the applicable Stock Exchange regulations,
- carry out any and all filings and other formalities and generally do whatever is necessary.

The Board of Directors will be required to report to the shareholders at each Annual General Meeting on all of the transactions carried out during the year under this authorization.

This authorization is given for a period of 18 months as from the date of this Shareholders' Meeting and replaces the authorization

given in the seventh resolution adopted by the Ordinary Shareholders' Meeting of April 26, 2007.

II – RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

Twelfth resolution

Authorization to the Board of Directors to cancel shares acquired by the Company under the share buyback programs

After hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting authorizes the Board of Directors to:

- cancel – in accordance with article L. 225-209 of the French Commercial Code – on one or several occasions at its sole discretion, all or some of the Capgemini shares held by the Company, provided that the aggregate number of shares cancelled in any given period of twenty-four months does not exceed 10% of the Company's capital, and to reduce the capital accordingly,

- charge the difference between the purchase price of the cancelled shares and their nominal value to additional paid-in capital or any distributable reserves.

The General Shareholders' Meeting gives full powers to the Board of Directors to use the authorization given in this resolution, to amend the bylaws to reflect the new capital and to carry out all necessary formalities.

This authorization is granted for a period of 24 months as from the date of this Shareholders' Meeting, and replaces the authorization given in the eighth resolution adopted by the Extraordinary Shareholders' Meeting of April 26, 2007.

Thirteenth resolution

Delegation of authority to the Board of Directors to carry out a capital increase by capitalizing reserves

In accordance with articles L. 225-129-2 and L. 225-130 of the French Commercial Code, and after hearing the report of the Board of Directors, the General Shareholders' Meeting:

- authorizes the Board of Directors to decide to increase the share capital on one or several occasions by capitalizing additional paid-in capital, reserves, profit or other amounts in the form of an allocation of shares without consideration or by raising the nominal value of existing shares,

- but decides that, within the scope of this authorization, the nominal amount of the increases in capital by capitalizing reserves may not exceed €1.5 billion.

Within the scope of this authorization, the Board of Direct may decide that fractional rights will not be transferable, t the corresponding shares will be sold and that the proceeds fr the sale will be allocated to the holders of said rights.

This authorization is given for a period of 26 months as from date of this Shareholders' Meeting and replaces the delegation authority given in the twenty-second resolution adopted by Extraordinary Shareholders' Meeting of May 11, 2006.

Fourteenth resolution

Delegation of authority to the Board of Directors to issue sha and/or securities convertible, redeemable, exchangea or otherwise exercisable for new shares of the Comp or granting a right to allocation of debt instruments w pre-emptive subscription rights

In accordance with articles L. 225-129-2 and L. 228-92 of French Commercial Code, and after hearing the report of Board of Directors and the Statutory Auditors' special report, General Shareholders' Meeting:

- authorizes the Board of Directors to decide, on one or sev occasions, on the issue, in France or other countries, of shares and/or securities convertible, redeemable, exchange or otherwise exercisable for shares, immediately and/or in future, or granting a right to the allocation of debt instrume issued by the Company. These securities may be denomin either in euros, or in foreign currencies, or in any mone unit established by reference to several currencies,

- resolves that the shares and securities issued within the scop this authorization will be subject to the following ceiling
  - the total nominal amount (excluding share premiums capital increases that may thus be carried out by issu shares or securities convertible, redeemable, exchangeab otherwise exercisable for shares may not exceed €465 mil (approximately 40% of the share capital as of Decem 31, 2007), to which will be added, where applicable, additional amount of the shares to be issued in orde preserve the rights of holders of securities converti redeemable, exchangeable or otherwise exercisable shares as provided for by law. In the case of a share i by capitalizing additional paid-in capital, reserves, profi other amounts by allocating shares without considera during the period of validity of this delegation of autho the maximum nominal amount (excluding share premiu referred to above will be adjusted based on the ratio betw the number of shares issued and outstanding before and the transaction,

- the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €3.5 billion,

resolves that, if the Board of Directors makes use of this delegation of authority, the shareholders will have a pre-emptive right, in proportion to the amount of their shares, to subscribe for issues of shares or securities issued pursuant to this resolution, it being specified that if the subscriptions by shareholders pursuant to their priority rights pro rata to their existing holdings, as well as to any shares not taken up by other shareholders, do not cover the total value of the share issue, the Board of Directors may notably offer all or some of the shares not subscribed to the public,

gives powers to the Board of Directors to charge the share issuance costs against the related premiums.

This delegation of authority is given for a period of 26 months as from the date of this Shareholders' Meeting and replaces the delegation of authority given in the twenty-third resolution adopted by the Extraordinary Shareholders' Meeting of May 11, 2006.

Fifteenth resolution

Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments <u>without</u> pre-emptive subscription rights

In accordance with articles L. 225-129-2, L. 225-135 and L. 228-92 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

authorizes the Board of Directors to decide, on one or several occasions, on the issue, in France or other countries, of new shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares, immediately and/or in the future, or granting a right to the allocation of debt instruments issued by the Company. These securities may be denominated either in euros, or in foreign currencies, or in any monetary unit established by reference to several currencies,

resolves that the shares and securities issued within the scope of this authorization will be subject to the following ceilings:

- the total nominal amount (excluding share premiums) of capital increases that may thus be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €200 million (approximately 17% of the share capital as of December 31, 2007), to which will be added, where applicable, the additional amount of the shares to be issued in order to preserve the rights of holders of securities convertible, redeemable, exchangeable or otherwise exercisable for shares as provided for by law. In the case of a share issue by capitalizing additional paid-in capital, reserves, profit or other amounts by allocating shares without consideration during the period of validity of this delegation of authority, the maximum nominal amount (excluding share premiums) referred to above will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction,
- the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €1.5 billion;

resolves to eliminate the shareholders' pre-emptive subscription right to these shares and securities convertible, redeemable, exchangeable or otherwise exercisable for shares to be issued under this delegation of authority, giving the Board of Directors the power, however, to provide for a priority right for the shareholders to subscribe for said shares pursuant to the provisions of article L. 225-135 of the French Commercial Code and to set, in such event, the period for exercising the priority right,

resolves that the price of the shares issued, or the shares to which the securities convertible, redeemable, exchangeable or otherwise exercisable for shares which are issued in accordance with this authorization may give the right, shall be at least equal to the weighted average price for the Company's shares during the three trading days preceding the date on which the price is set. This price may be reduced by a discount of up to 5%,

authorizes the Board of Directors to charge the share issuance costs against the related premiums.

This delegation of authority is given for a period of 26 months as from the date of this Shareholders' Meeting and replaces the delegation of authority given in the twenty-fourth resolution adopted by the Extraordinary Shareholders' Meeting of May 11, 2006.

Sixteenth resolution

Delegation of authority to the Board of Directors to increase the amount of the issues in the scope of options for over-allocation («Greenshoe» options)

After hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting resolves that, within the scope of the issues decided based on the authorizations granted to the Board of Directors pursuant to the fourteenth and fifteenth resolutions above, the number of shares to be issued in accordance with the terms and conditions of the relevant issue may be increased, if requests for shares exceed the number of shares on offer, under the conditions and within the limits provided for by articles L. 225-135-1 and R. 225-118 of the French Commercial Code and within the limit of the ceilings provided for in such resolutions.

Seventeenth resolution

Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments as payment for shares tendered to any public exchange offer made by the Company or for contributions in kind to the Company of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares

In accordance with articles L. 225-147, L. 225-148, L. 225-129 and L. 228-92 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors'

special report, the General Shareholders' Meeting:

- authorizes the Board of Directors to decide, on one or several occasions, on the issue of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to the allocation of debt instruments as payment for shares tendered to any public exchange offer made by the Company in France or any other country concerning the shares of another company traded on one of the regulated markets set out in said article L. 225-148,

- delegates to the Board of Directors the powers required to carry out, within a limit of 10% of the Company's current share capital (subject to the specifications of the following paragraph), an issue of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting the right to allocation of debt instruments, as payment for contributions in kind made to the Company composed of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares, where the provisions of article L. 225-148 of the French Commercial Code do not apply,

- resolves that the shares and securities issued within the scope of this authorization will be subject to the following ceilings:
  - the total nominal amount (excluding share premiums) of capital increases that may thus be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €200 million, to which will be added, where applicable, the additional amount of the shares to be issued in order to preserve the rights of holders of securities convertible, redeemable, exchangeable or otherwise exercisable for shares as provided for by law. In the case of a share issue by capitalizing additional paid-in capital, reserves, profit or other amounts by allocating shares without consideration during the period of validity of this delegation of authority, the maximum nominal amount (excluding share premiums) referred to above will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction,
  - the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €1.5 billion,
- resolves that the issue of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting the right to allocation of debt instruments pursuant to this authorization shall be charged against the ceilings referred to in the second point of the fifteenth resolution above,

- notes that existing shareholders of the Company shall not have a pre-emptive right to subscribe for any shares and/or other securities issued pursuant to this authorization, as t exclusive purpose of said issues shall be to provide payment contributions in kind and to the holders of securities tender to public exchange offers made by the Company,

- notes that the price of the shares and other securities issu under this authorization will be set based on the laws applical to contributions in kind or public exchange offers,

- authorizes the Board of Directors, or a representative d authorized in accordance with the law, to use this authorizat and to charge the share issuance costs against the relat premiums.

This authorization is given for a period of 26 months as from date of this Shareholders' Meeting, and replaces the authorizat given in the twenty-sixth resolution adopted by the Extraordin Shareholders' Meeting of May 11, 2006.

Eighteenth resolution

General ceiling on the delegations of authority resulting fr the four previous resolutions

After hearing the report of the Board of Directors, the Gen Shareholders' Meeting resolves that the total amount of share iss that may be carried out pursuant to the authorizations giver the Board of Directors in the fourteenth, fifteenth, sixteenth seventeenth resolutions above shall be as follows:

- the total nominal amount (excluding share premiums) of cap increases that may thus be carried out by issuing shares securities convertible, redeemable, exchangeable or otherv exercisable for shares may not exceed €465 million, to which be added, where applicable, the additional amount of the sh to be issued in order to protect the rights of holders of securi convertible, redeemable, exchangeable or otherwise exercis for shares as provided for by law, it being specified that limit will not apply to capital increases by capitalizing additic paid-in capital, reserves, profit or other amounts. In the of a capital increase by capitalizing additional paid-in cap reserves, profit or other amounts by allocating shares with consideration during the period of validity of this delega of authority, the maximum nominal amount (excluding sh premiums) referred to above will be adjusted based on the r between the number of shares issued and outstanding be and after the transaction,

- the aggregate amount of the issue of securities converti redeemable, exchangeable or otherwise exercisable for sh or granting a right to allocation of debt instruments may exceed €3.5 billion.

Nineteenth resolution

Delegation of authority to the Board of Directors to issue equity warrants without consideration ("Breton" warrants) within the framework of a public offer to acquire the shares of the Company

In accordance with articles L. 233-32 II and L. 233-33 of the French Commercial Code and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

1. authorizes the Board of Directors to decide, in the event of a public offer concerning the Company:
   - to issue warrants, on one or several occasions, in the proportions and at the times it deems appropriate, enabling subscription for one or several share(s) of the Company under preferential conditions,
   - to allocate said warrants, without consideration, to all the Company's shareholders having shareholder status prior to the expiration of the public offer period, and
   - the conditions of exercise and the characteristics of the warrants, such as the exercise price and, more generally, the terms and conditions of any issue carried out pursuant to this resolution;

2. resolves that the Board of Directors shall, at the time the warrants are issued, justify said issue in a report drawn up by a bank having no common interests with the Company. The report must explain:
   - the circumstances and the reasons why the offer is contrary to the shareholders' interests, and
   - the criteria and methods chosen to determine the exercise price of the warrants;

3. resolves that the total nominal amount of the capital increase potentially resulting from the exercise of these equity warrants would be capped at 25% of the nominal amount of the share capital at the time of the issue, it being specified that this ceiling is set independently of all other ceilings relating to the issue of equity instruments or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company authorized by this General Shareholders' Meeting or a previous General Shareholders' Meeting. This maximum amount will be increased by an amount corresponding to the nominal value of the securities required to make any adjustments that may be necessary in accordance with applicable legal and regulatory provisions (for example, in the event of a change in the nominal value of the shares, a capital increase paid up by capitalizing reserves, or the issue of new equity instruments with pre-emptive subscription rights for the shareholders) and, where appropriate, contractual provisions providing for other adjustments, in order to protect the rights of the holders of the warrants described above;
4. resolves that the total number of warrants issued may not exceed the number of shares making up the share capital at the time the warrants are issued;

5. resolves that this delegation of authority may only be used within the framework of a public offer concerning the Company;

6. resolves that the Board of Directors - or the Chief Executive Officer pursuant to a sub-delegation of authority subject to the limitations set forth in the bylaws or under French law - will be given full powers to implement this delegation of authority.

The equity warrants will automatically lapse in the event that the public offer, and any competing offer, should fail, be withdrawn or lapse. Warrants having lapsed by operation of law will not be taken into account when calculating the maximum number of warrants that can be issued, as indicated in paragraph 4 above.

The General Shareholders' Meeting notes that the shareholders will waive their pre-emptive subscription rights to the common shares of the Company underlying the warrants issued pursuant to this authorization.

This delegation of authority to the Board of Directors is valid for any and all issues of equity warrants within the framework of a public offer filed within a period of 18 months as from the date of this General Shareholders' Meeting.

Twentieth resolution

Authorization to be given to the Board of Directors to allocate performance shares to employees and corporate officers of the Company and its French and non-French subsidiaries

In accordance with articles L. 225-197-1 and seq. of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

1. authorizes the Board of Directors – subject to the achievement of the performance target defined below and for a number of shares not exceeding 1% of the share capital as of the date of the decision - to allocate shares of the Company (existing or to be issued), to employees of the Company and its French and non-French subsidiaries;

2. resolves that up to 5% of this total number of performance shares (0.05% of the share capital) may also be allocated to corporate officers of the Company or its subsidiaries, it being specified that in this case, the shares may not be transferred by their beneficiary until the end of the beneficiary's term of office within the Company, or on the Board of Directors of the Company or one of its subsidiaries;
3. resolves that these performance shares will only vest at the end of:
   a) a period of two years, in which case the beneficiary will be required to hold the shares for an additional period of at least two years from the date on which they vest, or
   b) a period of four years, in which case there will be no minimum holding requirement.

   The Board of Directors may decide between the above two options and apply them alternately or concurrently, depending on regulatory provisions in force in the country of residence of the beneficiaries. However, the shares will vest before the expiration of the above periods and with no minimum holding period in the event of the death or incapacity of a beneficiary, corresponding to a Category 2 or 3 disability in France, as defined in article L. 341-4 of the French Social Security Code;

4. .esolves that the exact number of shares vesting at the end of the two- or four-year period (depending on whether option 3a) or option 3b) is chosen) following the date of initial notification of the al.ocation, will be equal to the number of shares indicated on the allocation notice, multiplied by the percentage of achievement of the chosen performance target, it being specified that:
   - unless the Board of Directors subsequently makes a duly reasoned decision to the contrary, the performance target to be met in order for the shares to vest will be the performance of the Cap Gemini share (measured over the year preceding the date on which the shares vest) compared to the average performance, measured over the same period, of a basket of ten securities of listed companies operating in the same sector as the Group in at least five countries in which the Group is firmly established (France, the United States, India, etc.),
   - this performance will be measured by comparing the market capitalization of Cap Gemini with the average market capitalization (expressed in euros and based on constant exchange rates) of the ten companies comprising the basket,
   - no shares will vest if, during the year preceding the date on which the shares should have vested, the performance of the Cap Gemini share is less than 90% of said average performance,
   - the number of shares which vest will be equal to:
     - 60% of the number of shares initially allocated if the performance of the Cap Gemini share is at least equal to 90% of said average performance,
     - 100% of the number of shares initially allocated if the performance of the Cap Gemini share is higher than or equal to 110% of said average performance,

   and where the performance of Cap Gemini varies between 90% and 110% of said average performance, 2% of additional shares will vest for each tenth of a percentage point within said range;

5. resolves that, by derogation, shares not subject to performance conditions may be allocated to certain employees, excluding members of the Group Management Board. These shares will be limited to 15% of the total number of shares allocated pursuant to this authorization and to 1,000 shares per beneficiary;

6. gives powers to the Board of Directors to implement this authorization, and in particular:
   - to set the share allocation date,
   - to draw up one or more list(s) of beneficiaries,
   - to decide, in the event that transactions are carried out before the shares vest that affect the Company's issued capital, whether to adjust the number of the shares allocated in order to protect the rights of the beneficiaries and, if so, to define the terms and conditions of such adjustment,
   - to draw any amount from the reserves and/or additional paid-in capital of the Company in order to carry out the capit increase or increases following the definitive allocations shares to be issued, to set the entitlement dates applicat to the new shares, and to amend the bylaws accordingly,
   - to carry out all formalities and, more generally, to do whatev is necessary.

This authorization is given for a period of 12 months as from t date of this General Shareholders' Meeting.

Twenty-first resolution

Delegation of authority to the Board of Directors to iss redeemable equity warrants (BSAAR) to employees a corporate officers of the Company and its subsidiaries, withc pre-emptive subscription rights for the shareholders

In accordance with articles L. 228-91 et seq, L. 225-129 et s and L. 225-138 of the French Commercial Code, and after heari the report of the Board of Directors and the Statutory Auditc special report, the General Shareholders' Meeting:

1- authorizes the Board of Directors, or a representative d authorized in accordance with the law, to decide to iss redeemable equity warrants (BSAAR), on one or seve occasions;

2. sets at €24 million the maximum nominal amount of cap increases that may be carried out pursuant to this delegati corresponding to a maximum of 3 million shares of a nomi value of €8 each. This amount does not take into acco additional shares to be issued, where appropriate, to pro the rights of the holders of securities convertible, redeemal exchangeable or otherwise exercisable for shares of Company;

3. resolves, in accordance with article L. 225-138 of the Fre Commercial Code, to eliminate the shareholders' pre-emp subscription right to these redeemable equity warrants an reserve the right to subscribe for such warrants to emplo and corporate officers of the Company and its French non-French subsidiaries. The Board of Directors will draw the list of persons eligible for redeemable equity warrants ("Beneficiaries") and the maximum number of warrants may be granted to each Beneficiary;

4. resolves that the Board of Directors (or the Chief Execu Officer pursuant to a delegation of authority by the Bo will determine:

   a) the characteristics of the warrants, including the subscrip price, which will be set on the basis of the opinion o independent appraiser, taking account of the usual fac

affecting their value (such as the exercise price, period of non-transferability, exercise period, trigger price and redemption period of the warrants, the interest rates, dividend distribution policy, price and volatility of the Company's share), as well as the conditions of the issue and the terms and conditions of the issue agreement,

b) the subscription or purchase price for the shares underlying the warrants, it being specified that one redeemable equity warrant will entitle the Beneficiary to subscribe for or purchase one share of the Company. The subscription or purchase price will be equal to at least 120% of the average closing prices quoted for the Company's shares over a period of 20 consecutive trading days preceding the date on which the terms and conditions of the issue and the characteristics of the equity warrants are decided;

5. notes that the shareholders will automatically waive their pre-emptive subscription rights to the shares issued upon the exercise of the redeemable equity warrants in favor of the holders of such warrants, in accordance with the last paragraph of article L. 225-132 of the French Commercial Code;

6. gives full powers to the Board of Directors, or a representative duly authorized in accordance with the law, to take all measures, enter into all agreements and accomplish all formalities with respect to completing the issue of the redeemable equity warrants, to report the completion of the resulting capital increases, update the bylaws, and make such amendments as it subsequently deems necessary to the issue agreement, subject to the consent of the warrant holders;

7. in accordance with article L. 225-138 of the French Commercial Code, the Board of Directors will prepare an additional report to be submitted to the next General Shareholders' Meeting, on the conditions in which this authorization has been used.

This authorization is given for a period of 18 months as from the date of this General Shareholders' Meeting.

Twenty-second resolution

Delegation of authority to the Board of Directors to carry out a capital increase via a share issue reserved for members of Capgemini Group company savings plans (PEE)

In accordance with articles L. 225-129-2, L. 225-138 and L. 225-138-1 of the French Commercial Code and articles L. 443-1 et seq. of the French Labor Code and in order to meet the requirements set forth in article L. 225-129-6 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

1. authorizes the Board of Directors to (i) increase the capital, on one or more occasions, by issuing new shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares, reserved for members of a Capgemini Group company savings plan (PEE) and (ii) allocate without consideration, where appropriate, shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares, in total or partial substitution for the discount referred to in paragraph 3 below, in accordance with the conditions and subject to the limitations set forth in the fourth paragraph of article L. 443-5 of the French Labor Code, it being specified that the Board of Directors may sell existing treasury shares, under the same conditions, in total or partial substitution for this capital increase;

2. resolves that the number of shares potentially resulting from all of the share issues carried out pursuant to this authorization, including those resulting from the potential allocation without consideration of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares in total or partial substitution for the discount, under the conditions set forth in article L. 443-5 of the French Labor Code, shall not exceed six million (6,000,000) shares. This number will be increased, where appropriate, by the number of additional shares to be issued in order to preserve the rights of holders of securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company;

3. resolves that (i) the issue price for the new shares may not be higher than the average of the opening prices quoted for the Company's existing shares on the Eurolist market of Euronext Paris S.A. over the 20 consecutive trading days preceding the decision of the Board of Directors or the Chief Executive Officer setting the start date of the subscription period, or over 20% lower than said average; it is specified that the Board of Directors or the Chief Executive Officer may, where appropriate, reduce or eliminate any discount applied, to take into account legal and tax systems in countries other than France, or to allocate, without consideration, shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company in total or partial substitution for this maximum 20% discount, and (ii) the issue price for the securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company shall be set in accordance with the provisions of paragraph 4 of article L. 443-5 and article R. 443-8-1 of the French Labor Code;

4. resolves to eliminate, in favor of the members of Capgemini Group company savings plans, the shareholders' pre-emptive subscription rights to the shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company that may be issued pursuant to this authorization and to waive all rights to shares and securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company that may be allocated without consideration pursuant to this resolution;

5. gives full powers to the Board of Directors, or a representative duly authorized in accordance with the law, to:
   - decide whether the shares should be directly subscribed to by the employees participating in a Capgemini Group company savings plan or through a corporate mutual fund (FCPE) or an employee stock ownership mutual fund (SICAVAS),
   - determine the companies whose employees will be eligible for the subscription offer,
   - decide whether to set a time limit for the payment by the

employees of their subscriptions,

- define the terms and conditions of membership of the Capgemini Group company savings plan(s); draw up or amend the plan rules,
- set the start and end dates of the subscription period and the share issue price,
- allocate, subject to the limitations set forth in article L. 443-5 of the French Labor Code, without consideration, shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company and determine the type of reserves, profit or paid-in capital to be capitalized,
- set the number of new shares to be issued and define rules for reducing subscriptions if they exceed the number of shares on offer,
- charge the issuance costs of the shares and other securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company against the related premiums and deduct from the premiums the amounts necessary to raise the legal reserve to one-tenth of the new capital after each issue.

This authorization is given for a period of 26 months as from the date of this General Shareholders' Meeting, and replaces the authorization given in the twenty-eighth resolution adopted by the Extraordinary Shareholders' Meeting of May 11, 2006.

Twenty-third resolution

Delegation of authority to the Board of Directors to carry out a capital increase reserved for a Group company designated for this purpose and offering the employees of certain non-French subsidiaries that have not subscribed to Cap Gemini shares through a corporate mutual fund (FCPE) the possibility to participate in employee savings plans under similar conditions to those of the employees concerned by the previous resolution

In accordance with articles L. 225-129-2 and L. 225-138 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

1. notes that the employees of the non-French companies of Capgemini Group falling within the scope of article L. 233-16 of the French Commercial Code, whose registered office is located in a country where it would be difficult to implement the employee stock ownership plans referred to in the previous resolution due to legal or tax constraints are defined as «Employees of Non-French Companies»;

2. authorizes the Board of Directors to increase the Company's capital, on one or several occasions, by issuing shares reserved for Capgemini Employees Worldwide S.A.S., a French société par actions simplifiée (simplified joint stock company) w a share capital of €100,000, having its registered office at rue de Tilsitt, 75017 Paris, France, registered with the Pa Trade and Companies Registry under number 440 330 0 (hereinafter referred to as the «Beneficiary»);

3. resolves to eliminate, in favor of the Beneficiary, the sharehold pre-emptive subscription rights to the shares that may be issu pursuant to this authorization;

4. resolves that the Board of Directors may not use such authorization until the entire share capital of Capgem Employees Worldwide S.A.S., has been transferred, on unrestricted ownership basis, to one or several credit instituti or investment service providers;

5. resolves that, in the event that the Board uses this authorizati the issue price for the new shares subscribed to by the Benefici will be determined under the same conditions as the price the shares offered to the members of Capgemini Group comp savings plans pursuant to the previous resolution;

6. resolves that the capital increase(s) decided pursuant to authorization may not give rise to the subscription of m than two million (2,000,000) shares and that the total num of shares issued pursuant to this resolution and the previ resolution will be capped at six million (6,000,000) shares w a nominal value of eight (8) euros each;

7. resolves that the Board of Directors, or a representative d authorized in accordance with the law, will have full power use this delegation, on one or several occasions, to:
   - determine the subscription options that will be offere the employees in each country concerned, taking accoun local legal constraints, and select the relevant countries subsidiaries whose employees will be eligible for the issu
   - set the maximum number of shares to be issued, subjec the limitations set forth under this resolution, and record final amount of each capital increase,
   - set the dates and all other terms and conditions of the cap increases including, in accordance with the law, the thresh below which subscriptions would not be reduced,
   - charge the share issuance costs against the related premi and deduct from the premiums the amounts necessar raise the legal reserve to one-tenth of the new capital a each issue.

This authorization is given for a period of 18 months as from date of this General Shareholders' Meeting.

Twenty-fourth resolution

Updating the bylaws to bring the time limit for reporting the crossing of the disclosure thresholds specified therein into line with the time limit for reporting the crossing of legal disclosure thresholds

The General Shareholders' Meeting resolves to bring the time limit for reporting the crossing of the disclosure thresholds specified in the bylaws into line with the time limit for reporting the crossing of legal disclosure thresholds, by amending the first paragraph of article 10 of the Company's bylaws (relating to disclosure thresholds) to read as follows:

"When an individual or corporate shareholder crosses the disclosure threshold of 1% of the share capital or the voting rights and then any multiple of said percentage, up to one third of the share capital or the voting rights, said shareholder must inform the Company of the total number of shares and voting rights held by that shareholder, by registered letter with acknowledgement of receipt, within five trading days of the threshold being crossed."

Twenty-fifth resolution

Powers to carry out formalities

After hearing the report of the Board of Directors, the General Shareholders' Meeting authorizes the bearer of a copy or extract of the minutes of this meeting to execute all filing, publication and other formalities required under French law.

SPECIFIC INFORMATION

Company name and head office

Name: Cap Gemini
Head office: 11, rue de Tilsitt, 75017 Paris, France

Legal form and governing law

The company is a *société anonyme* governed by the French Companies Act of July 24, 1966 (Law no. 66-537) and Decree no. 67-236 of March 23, 1967 (modified by Decree no. 2006-1566 of December 11, 2006).

Date of incorporation and term

The Company was incorporated on September 17, 1984. It was registered on October 4, 1984.

The Company was set up for a period of ninety-nine years from the date of its registration. It may be wound up in advance or have its term extended by decision of the Extraordinary Shareholders' Meeting.

Corporate purpose (article 3 of the bylaws)

The Company's purpose is to assist companies in France and abroad in managing and developing their businesses by providing them with the benefit of its knowledge of their industry, its knowhow in the area of business process engineering and re-engineering, and its expertise in the area of information technologies.

To fulfill this purpose, the Company carries out on behalf of clients, either directly or through its subsidiaries or affiliates, one or more of the following activities, on an individual or integrated basis:

1. Management consulting

Working closely with clients, the Company provides change management assistance to companies by helping them to redefine or redirect their strategy, change their product and service lines, re-engineer their structures and business processes, restore staff motivation and achieve other changes. To this end, the Company uses all the possibilities offered by the latest information technologies wherever appropriate.

2. Information systems development

The Company designs and installs information systems. Its services include the development of customized software, the installation of software applications available on the market or developed internally, the integration of systems incorporating hardware, communication systems, customized software, software packages and other components. The Company also supports clients' IT projects by providing consulting, project management, training and assistance services.

3. Outsourcing

The Company manages all or part of its clients' IT resources on their behalf. Where requested by clients, the Company may perform a[...] or part of this service using its own hardware, telecommunicatio[...] systems and other equipment.

The Company may also manage the IT-based services offered [...] its clients' own clientele. In addition, it may work in partnersh[...] with clients within a structure conducting all or some of the[...] activities.

In order to fulfill its corporate purpose, the Company m[...] decide to:

- create specialist subsidiaries or acquire interests in the capital [...] other companies and manage their business in exchange for a f[...] Management services include the provision of technical, marketi[...] legal and financial assistance, promotion of a consistent ima[...] organization of financial structures, assistance in negotiations [...] help these companies win new contracts, training, research a[...] development support, etc.,
- invest and manage the Company's available funds, make ca[...] advances, and provide any and all guarantees or collateral [...] behalf of subsidiaries and affiliates,
- obtain or acquire and use any and all patents and manufacturi[...] processes and sell, contribute or license any such patents a[...] processes.

In broader terms, the Company's purpose is to carry out any and [...] commercial, industrial, securities, real estate or financial transacti[...] related directly or indirectly to any of the above purposes [...] any similar or related purpose or which is likely to facilitate [...] fulfillment or furtherance of said purposes.

Incorporation details

The Company is registered with the Paris Companies Regis[...] (*Registre du Commerce et des Sociétés*) under number 330 703 8[...] APE business identifier code: 741 J.

Consultation of legal documents

Documents relating to the Company, including the bylaws, [...] financial statements, the reports of the Board of Directors (or [...] Directoire, from May 24, 1996 through May 23, 2000) to [...] General Shareholders' Meetings, and the Statutory Auditors' rep[...] are available for consultation at the Company's head office at [...] rue de Tilsitt, 75017 Paris, France.

Fiscal year

The Company's fiscal year commences on January 1 and ends [...] December 31.

Appropriation and distribution of earnings

The General Shareholders' Meeting has sole discretionary pov[...] to decide on the appropriation of distributable income, as defi[...]

by French company law. Consequently, the General Shareholders' Meeting may decide to appropriate all or part of distributable earnings to revenue reserves, special reserves or retained earnings, or to distribute all or part of the amount to shareholders.

The General Shareholders' Meeting also decides the terms and conditions of payment of dividends. In particular, shareholders may be offered a stock dividend alternative, in which case the related dividends will be paid in the form of new shares credited as fully paid, in compliance with the applicable laws and regulations. The above provisions also apply to the distribution of interim dividends, subject to compliance with French company law.

In addition, the General Shareholders' Meeting may decide to distribute a dividend out of distributable reserves, subject to compliance with French company law.

General Shareholders' Meetings

Shareholders may participate in General Meetings in person, by proxy or by casting a postal vote, subject to submitting evidence of their identity and ownership of the shares. Ownership of the shares is evidenced by an entry in the Company's share register in the name of the shareholder (or of the intermediary acting on their behalf if they are domiciled outside France), or in the register of bearer shares held by the applicable authorized intermediary. Such entries must be recorded by 12:00 a.m. (Paris time) on the third working day preceding the Meeting and any related notices must be filed at the address indicated in the notice of meeting.

Shareholders who have informed the Company that they wish to participate in a Meeting in person, by proxy or by casting a postal vote may not alter their method of participation. However, attendance at a Meeting by a shareholder in person shall cancel any proxy or postal votes cast.

To be taken into account, postal votes or proxy forms must be received by the Company at least three days prior to the date of the Meeting.

Where a shareholder has given proxy to a third party and has also sent in a postal voting form, if there is any difference in the two votes, the postal vote will be taken into account and the proxy ignored.

Disclosure thresholds

The Extraordinary Shareholders' Meeting of April 25, 2002 added specific disclosure obligations to the Company's bylaws. The bylaws now state that shareholders are required to notify the Company if their interest in the Company's capital or voting rights is increased to above or reduced to below 1% or any multiple thereof. In the event of failure to comply with these disclosure rules, at the request of one or several shareholders with combined holdings representing at least 1% of the Company's capital or voting rights, the undisclosed shares will be stripped of voting rights. Said sanction will apply for all General Shareholders' Meetings for a period of two years from the date on which the failure to disclose is rectified. Said request and the decision of the General Shareholders' Meeting must be recorded in the minutes of the Meeting.

Shareholder identification

The Company is authorized to obtain details of identifiable holders of bearer shares.

The Extraordinary Shareholders' Meeting of April 25, 2002 added a new article to the Company's bylaws according to which the Company may request from the share transaction clearing organization, the name, address, nationality and year of birth for an individual or the name, address and date of registration for a Company, of any holders of shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares carrying voting rights at General Shareholders' Meetings. The Company may also obtain details of how many shares are held by each shareholder and any applicable restrictions on said shares.

Voting rights

The voting right attached to shares is proportionate to the capital represented by the shares. All shares have the same par value and they therefore all carry one vote per share.
No shares have double voting rights.
There are no bonus shares. All registered and bearer shares carry one vote per share.

Changes in share capital and related rights

Changes in the capital or the rights attached to shares may be carried out subject to compliance with French company law and the specific provisions of the bylaws, summarized below.

SHARE CAPITAL

Amount of capital

As of December 31, 2007, the Company's share capital amounted to €1,163,404,080, represented by 145,425,510 fully paid-up common shares with a par value of €8 each.

Shares may be issued in either registered or bearer form, at the shareholder's discretion.

Financial authorizations

Financial authorizations currently applicable

The Ordinary and Extraordinary Shareholders' Meeting of May 11, 2006 authorized the Board of Directors to carry out various

transactions in respect of the Company's capital. Under these authorizations, the Board of Directors may increase capital by a maximum nominal amount of €450 million (excluding capit increase through capitalization of retained earnings or reserved fc employees) and carry out issues for an aggregate amount of €3 billion, subject to the limits indicated in the following table:

Type of securities	Maximum amount (*in euros*)	Date of authorization	Expiration dat of authorizatio
Common shares paid up by capitalizing retained earnings, income or additional paid-in capital	1.5 billion (nominal value)	May 11, 2006	July 11, 20C
Common shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments, with PSR	450 million (nominal value) (1) 3 billion (2)	May 11, 2006	July 11, 20C
Common shares and/or other securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments, without PSR (3)	200 million (nominal value) (1) 1.5 billion (2)	May 11, 2006	July 11, 20(
Common shares without PSR (French law on employee savings plans)	28 million (nominal value)	May 11, 2006	July 11, 20(

PSR = pre-emptive subscription rights

(1) Ceiling for increases in the Company's share capital (nominal value) permissible through the issuance of shares or of securities convertible, redeemab exchangeable or otherwise exercisable for new shares of the Company.

(2) Overall ceiling for the issuance of securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or grant a right to allocation of debt instruments.

(3) Including those issued to provide payment for shares/securities tendered to a share exchange offer initiated by the Company for shares in a comp listed on a regulated market, or as payment for contributions in kind to the Company of shares and/or securities. Apart from the specific ceili set out in the table above, capital increases carried out as payment for contributions in kind are also capped at 10% of the Company's current sh capital.

In the event that securities are issued without pre-emptive subscription rights, shareholders may be given a non transferable prior right to subscribe for the securities by the Board of Directors.

The Board of Directors did not issue any shares further to a delegation of authority during 2007.

Proposed renewals of financial authorizations (Ordinary and Extraordinary Shareholders' Meeting of April 17, 2008)

The Board of Directors will propose the renewal of the existing delegations of authority to the Ordinary and Extraordinary Shareholders' Meeting of April 17, 2008. The overall limits on the amounts of the issues that may be decided pursuant to the new delegations of authority given to the Board would increase slightly (except for the authorization to implement capital increases paid up by capitalizing retained earnings and the authorization to issue new shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments, without pre-emptive subscription rights) in order to reflect growth over the last two years and the current level of equity within the Group. The new limits would be as follows:

- a maximum nominal amount of €465 million (i.e., approximately 40% of the Company's share capital as of December 31, 2007) for capital increases with pre-emptive subscription rights (compared to €450 million under the previous delegation), enabling the share capital to be increased to a maximum nominal amount of approximately €1.6 billion, and a maximum of €3.5 billion in total issuance amounts (compared to €3 billion under the previous delegation);
- a maximum nominal amount of €200 million for capital increases without pre-emptive subscription rights (the same amount as under the previous delegation), enabling the share capital to be increased to a maximum nominal amount of approximately 1.4 billion, and a maximum of €1.5 billion in total issuance amounts (the same amount as under the previous delegation);

In other words, in the event of the elimination of pre-emptive subscription rights, the total nominal amount of capital increases (unchanged from the previous delegation) would be capped at approximately 17% of the share capital as of December 31, 2007.

The proposed delegations of authority to be submitted for approval at the Ordinary and Extraordinary Shareholders' Meeting of April 17, 2008 will enable the Board of Directors to increase capital by a maximum nominal amount of €465 million (excluding the capitalization of retained earnings) and carry out issues for an aggregate amount of €3.5 billion, subject to the limits indicated in the following table:

Type of securities	Maximum amount *(in euros)*	Date of authorization	Expiration date of authorization
Common shares paid up by capitalizing retained earnings, income or additional paid-in capital	1.5 billion (nominal value)	April 17, 2008	June 17, 2010
Common shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments, with PSR	465 million (nominal value) (1) 3.5 billion (2)	April 17, 2008	October 17, 2010
Common shares and/or other securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments, without PSR (3)	200 million (nominal value) (1) 1.5 billion (2)	April 17, 2008	June 17, 2010

PSR = pre-emptive subscription rights

(1) Ceiling for increases in the Company's share capital (nominal value) permissible through the issuance of shares or of securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company.

(2) Overall ceiling for the issuance of securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, or granting a right to allocation of debt instruments.

(3) Including those issued to provide payment for shares/securities tendered to a share exchange offer initiated by the Company for shares in a company listed on a regulated market, or as payment for contributions in kind to the Company of shares and/or securities. Apart from the specific ceilings set out in the table above, capital increases carried out as payment for contributions in kind are also capped at 10% of the Company's current share capital.

New share equivalents (Ordinary and Extraordinary Shareholders' Meeting of April 17, 2008)

The following delegations of authority will be submitted for approval at the Ordinary and Extraordinary Shareholders' Meeting of April 17, 2008 allowing the Board of Directors to:

- issue equity warrants without consideration («Breton warrants») within the framework of a public offer to acquire the shares of the Company. This authorization would require shareholders to waive their pre-emptive subscription rights to the shares of the Company underlying the warrants. The number of issuable warrants would be limited to the number of shares comprising the share capital at the issue date and the total amount of the increase in capital resulting from the exercising of the warrants would be capped at 25% of the Company's share capital;
- grant performance-related shares to the employees and corporate officers of the Company and its subsidiaries. The number of shares granted may not represent more than 1% of the Company's nominal share capital as of the date of the Board's decision.
- issue redeemable equity warrants (BSAARs) to the employee and corporate officers of the Company and its subsidiaries. Th nominal amount of the resulting increase in capital is cappe at €24 million (i.e., 3 million shares or 2.06% of share capit at December 31, 2007);
- carry out a capital increase via a share issue reserved for employee of the Group (both members and non-members of Group saving plans). The nominal amount of this increase in capital ma not exceed €48 *million (i.e., 6 million shares or 4.12% of th* Company's share capital at December 31, 2007).

The following tables summarize the aforementioned delegatio of authority:

Type of securities	Maximum amount *(in euros)*	Date of authorization	Expiration da of authorizati
Common shares paid up upon exercise of the stock options issued in the event of a public exchange offer for the Company's shares	25% of the nominal amount of share capital at the issue date	April 17, 2008	October 17, 20
Performance-related shares	1% of the nominal amount of share capital as of the grant date	April 17, 2008	April 17, 20
Common shares paid up upon issue of redeemable equity warrants (BSAARs)	24 million (nominal value)	April 17, 2008	June 17, 20
Common shares issued within the scope of the international employee share ownership plan: a) members of Group savings plans b) not restricted to members of Group savings plans, but subject to similar conditions	 48 million (nominal value) (1) 16 million (nominal value) (1)	 April 17, 2008 April 17, 2008	 June 17, 20 October 17, 20

(1) The total amount of increases in the Company's share capital pursuant to a) and b) is capped at a maximum nominal amount of €48 million

Share equivalents

Stock options

At the May 23, 2000 and May 12, 2005 Annual Shareholders' Meetings, the Board of Directors were given a five-year authorization in respect of the May 23, 2000 plan ("2000 Plan"), and an authorization period of 38 months in respect of the May 12, 2005 plan ("2005 Plan"), to grant stock options to certain Group employees on one or several occasions.

The main features of these plans and their bases of calculation are set out in the table below:

Summary presentation	2000 Plan (plan no. 5)		2005 Plan (plan no. 6)	Total
Date of Shareholders' Meeting	May 23, 2000		May 12, 2005	
Total number of stock options that may be subscribed	12,000,000		6,000,000	
First options granted on:	September 1, 2000	October 1, 2001	October 1, 2005	
Exercise period	6 years	5 years	5 years	
Exercise price as a % of the average of prices quoted for Cap Gemini shares over twenty days preceding the grant date	80%	100%	100%	
Exercise price per share:				
– Minimum	139.00	21.00	30.00	
– Maximum	139.00	40.00	55.00	
Number of shares at December 31, 2006 that may be subscribed in respect of options previously granted and not yet exercised	6,665,265		3,853,445	10,518,710
Number of new options granted during the year	Plan terminated		2,332,500	2,332,500
Number of options that lapsed or were cancelled during the year	850,486		365,850	1,216,336
Number of options exercised at December 31, 2007	1,296,776 (1)		46,925 (2)	1,343,701
Number of shares at December 31, 2007 that may be subscribed in respect of options granted previously that have not been exercised	4,518,003 (3)		5,773,170 (4)	10,291,173
Weighted average residual life	1.68		3.84	

(1) At December 31, 2007, the following stock options had been exercised: 834,959 stock options granted at a price of €24, 101,150 stock options granted at a price of €40, 30,874 stock options granted at a price of €31 euros, 231,894 stock options granted at a price of €21 euros, and 97,899 stock options granted at a price of €27.
(2) Representing 45,825 stock options purchased at a price of €30 and 1,100 stock options purchased at a price of €43.
(3) Representing 752,350 shares purchased at a price of €40, 201,842 shares at €31, 2,455,161 shares at €21 and 1,108,650 shares at €27.
(4) Representing 1,574,870 shares purchased at a price of €30, 1,950,800 shares at €43, 323,000 shares at €55 and 1,924,500 shares at €44.

The Group has no contractual or implicit obligations to purchase or settle the options in cash.

In the event of a notice of authorization of a tender offer or public exchange offer for some or all of the Company's shares published by Euronext, option holders would be entitled, if they so wish, to exercise all of their remaining unexercised options immediately.

The potential number of shares to be created on the exercise of options outstanding as of December 31, 2007 totaled 10,291,173. If all of these options were exercised at December 31, 2007, the dilutive effect would be 6.61% irrespective of whether the exercise price is higher than the market price and irrespective of the exercise date. If only "in-the-market" stock options are taken into account, i.e., stock options with an exercise price that is lower than the market share price at December 31, 2007 (€43), and irrespective of the exercise date, the dilutive effect would be 4.02%.

Issuance of bonds convertible into new shares and/or exchangeable for existing Cap Gemini S.A. shares (OCEANEs)

On June 24, 2003, Cap Gemini S.A. issued bonds convertible into new shares and/or exchangeable for existing shares maturing on January 1, 2010 (OCEANE 2003) in the amount of €460 million. The 9,019,607 OCEANEs created on July 2, 2003 have a nominal value of €51 each. A prospectus concerning this bond issue was approved by the *Commission des Opérations de Bourse* on June 24, 2003 under number 03-607.

On June 16, 2005, Cap Gemini S.A. issued bonds convertible into new shares and/or exchangeable for existing shares maturing on January 1, 2012 (OCEANE 2005) in the amount of €437 million. The 11,810,810 OCEANEs created on June 24, 2005 have a nominal value of €37 each.

A prospectus concerning this bond issue was approved by the French Financial Markets Authority (AMF) on June 16, 2005 under number 05-564.

If these bonds were converted into new Cap Gemini shares as of December 31, 2007, the dilutive impact would be 12.53%. It should, however, be pointed out that the potential dilutive impact of the 2003 OCEANEs would be fully neutralized if the Company exercised its stock options acquired on June 27, 2005. In this case, the dilutive impact of the 2005 OCEANEs would be 7.51%.

Other securities giving access to the Company's capital

As of December 31, 2007, if the maximum number of potential shares was issued through the exercise of stock options and the conversion of OCEANE bonds issued in 2003 and 2005, the dilutive impact would be 17.63% (11.79% taking into account the dilutive impact of the 2005 OCEANEs only).

Changes in the Company's capital over the past five years

	Number of shares	Share capital (in euros)	Additional paid-in capital (in euros)
AS OF JANUARY 1, 2003	**125,479,105**	**1,003,832,840**	**11,771,737,543**
Net loss for 2002 and losses brought forward from prior year	-	-	(5,806,779,517)
Capital reduction:			
– by cancellation of shares returned by former Ernst & Young partners who have left the Group	(41,360)	(330,880)	(1,193,207)
Increase in share capital:			
– upon the public exchange offer for Transiciel shares	5,689,304	45,514,432	156,114,502
– share issuance costs charged against additional paid-in capital	-	-	(4,675,700)
Issuance of shares for cash:			
– shares issued upon exercise of stock options	38,300	306,400	612,800
AS OF DECEMBER 31, 2003	**131,165,349**	**1,049,322,792**	**6,055,816,421**
Increase in share capital:			
– shares issued upon extension of the public exchange offer for Transiciel shares	211,129	1,689,032	5,793,380
– share issuance costs charged against additional paid-in capital	-	-	(679,180)
Issuance of shares for cash:			
– shares issued upon exercise of stock options	6,700	53,600	107,200
AS OF DECEMBER 31, 2004	**131,383,178**	**1,051,065,424**	**6,061,037,821**
Net loss for 2004 and losses for the prior year charged against additional paid-in capital	-	-	(990,396,277)
Issuance of shares for cash:			
– shares issued upon exercise of stock options	198,800	1,590,400	3,094,400
AS OF DECEMBER 31, 2005	**131,581,978**	**1,052,655,824**	**5,073,735,944**
Increase in share capital:			
– upon exercise of the warrants issued during the public exchange offer for Transiciel shares	312,127	2,497,016	8,564,765
– share issuance costs charged against additional paid-in capital	-	-	(237,000)
Issuance of shares for cash:			
– By subscription of 11,397,310 shares issued at 44.5 euros	11,397,310	91,178,480,	416,001,815
– share issuance costs charged against additional paid-in capital	-	-	(8,735,175)
– shares issued upon exercise of stock options	790,393	6,323,144	12,629,847
AS OF DECEMBER 31, 2006	**144,081,808**	**1,152,654,464**	**5,501,960,196**
Increase in share capital:			
Share issuance costs	-	-	(67 499
Issuance of shares for cash:			
- shares issued upon exercise of stock options	1,343,701	10,749,608	23,227,59
- shares issued upon conversion of OCEANE bonds	1	8	2
AS OF DECEMBER 31, 2007	**145,425,510**	**1,163,404,080**	**5,525,120,32**

Current ownership structure

The ownership structure as of December 31, 2007 is presented on page 17. No shares carry double voting rights.

As of December 31, 2007, the Company held 127,040 of its own shares acquired under the liquidity contract which was set up by CA Cheuvreux. In accordance with French company law, these shares are stripped of their voting rights.

As of December 31, 2007, there were 1,587 holders of registered shares.

As of December 31, 2007, on the basis of information received by the Company, no shareholder held, directly or indirectly, more than 5% of the share capital or rights to vote in the Shareholders' meetings of our Company.

In accordance with article 10 of the Company's bylaws, the companies listed below made the following disclosures to the Company during the 2007 fiscal year:

Barclays Bank Plc disclosed that it had exceeded the threshold of 1% of the Company's capital and voting rights;

Natexis Asset Management disclosed that it had exceeded the threshold of 3% of the Company's capital and voting rights;

Crédit Agricole Asset Management disclosed that it had exceeded the threshold of 3%, then 4% of the Company's capital and voting rights;

UBS Investment Bank disclosed that it had exceeded the threshold of 2%, then 4%, and had subsequently successively fallen below the threshold of 3%, then 2%, and then 1%, and then exceeded the threshold of 1%, and then fallen below the threshold of 1%, and then exceeded the threshold of 1%, and finally fallen below the threshold of 1% of the Company's capital and voting rights;

Crédit Suisse disclosed that it had exceeded and then fallen below the threshold of 1%, and had subsequently successively exceeded and fallen below the threshold of 1%, and exceeded and then fallen below the threshold of 1%, and exceeded and then fallen below the threshold of 1%, and exceeded and then fallen below the threshold of 1%, and finally exceeded the threshold of 1% of the Company's capital and voting rights.

Shares held by members of the Board of Directors represent 4% of the Company's capital.

Changes in ownership structure over the last three years

	As of December 31, 2005			As of December 31, 2006			As of December 31, 2007		
	Number of shares	% interest	% voting rights	Number of shares	% interest	% voting rights	Number of shares	% interest	% voting rights
Wendel Investissement	2,068,514	1.6	1.6	NS	NS	NS	NS	NS	NS
Serge Kampf	6,121,641	4.6	4.6	5,951,641	4.1	4.1	5,568,156	3.8	3.8
Paul Hermelin	140,048	0.1	0.1	140,048	0.1	0.1	185,048	0.1	0.1
Public (1) (bearer + registered)	123,165,891	93.6	93.7	137,909,839	95.8	95.8	139,545,266	96.0	96.0
Treasury stock (2)	85,884	0.1	0	80,280	NS	NS	127,040	0.0	0.0
Own shares	-	-	-	-	-	-	-	0.08	0.08
TOTAL	131,581,978	100.0	100.0	144,081,808	100.0	100.0	145,425,510	100.0	100.0

(1) Including capital held by managers, particularly those who have exercised stock options in the past and retained their shares, as well as shares received in May 2000 by former Ernst & Young Consulting partners who became Group employees after the acquisition of the Ernst & Young Consulting businesses.

(2) As of December 31, 2007, the Company held 127,040 of its own shares which were acquired under the liquidity contract set up by CA Cheuvreux. These shares are stripped of voting rights in accordance with the law.

The Company does not hold any "own shares" other than those classified as treasury stock.

Based on a study carried out on December 31, 2007, the Company has 108,384 identifiable holders of bearer shares holding at least 10 shares.

No shares carry double voting rights.

Shareholders' agreement

There are no shareholder pacts or agreements in force.

CORPORATE GOVERNANCE

To avoid repetition, please refer to Chapter I of the Chairman's Report for further details.

Board of Directors

- Members: 11 Directors
  - Directors:
    - Serge KAMPF, *Chairman*
    - Daniel BERNARD
    - Yann DELABRIÈRE
    - Jean-René FOURTOU
    - Paul HERMELIN, *CEO*
    - Michel JALABERT
    - Phil LASKAWY
    - Thierry de MONTBRIAL
    - Ruud van OMMEREN
    - Terry OZAN
    - Bruno ROGER

After extensive examination of their personal situations, the 7 directors whose names have been underlined were considered by the Board as being "independent".

- **Term of office: 4 years**

  Given that the Shareholders' Meeting of May 11, 2006 decided, in response to the proposal of the Board of Directors, to reduce the term of office of directors of the Company from 6 years to 4 years (with this measure being applied immediately to the current terms of office),
  - the term of office of Mr. Daniel Bernard and that of Mr. Thierry de Montbrial, directors appointed by the Shareholders' Meeting of May 12, 2005, will end on the date of the Ordinary Shareholders' Meeting which will be convened in spring 2009 to approve the financial statements of the year ending December 31, 2008,
  - the terms of office of Messrs. Yann Delabrière, Jean-René Fourtou, Paul Hermelin, Michel Jalabert, Serge Kampf, Phil Laskawy, Ruud van Ommeren, Terry Ozan and Bruno Roger, renewed by the Shareholders' Meeting of May 11, 2006, will end on the date of the Ordinary Shareholders' Meeting which will be convened in spring 2010 to approve the financial statements of the year ending December 31, 2009.

- **Minimum number of shares:**

  Each director must personally hold at least 100 shares in the Company. Non-voting directors are not subject to this obligation.

- **Meetings:**
  - at least 6 times per year at the registered office of the Company in Paris (or at any other venue stated in the notice of meeting),
  - Attendance rate in 2007: 94% (the Board met 6 times in 2007, including one Board meeting convened in India).

Non-voting membership

- Members: 3 non-voting members
  - Pierre HESSLER
  - Marcel ROULET
  - Geoff UNWIN

- **Term of office: 2 years.**

  Given that the General Shareholders' Meeting of May 11, 2006 decided in response to the proposal of the Board of Directors to reduce the term of office of non-voting directors from 6 to 2 years (with this measure being applied immediately to the current terms of office),
  - the term of office of Mr. Pierre Hessler and that of Mr. Geoff Unwin renewed by the Shareholders' Meeting of May 11, 2006, will end on April 17, 2008 on the date of the Shareholders' Meeting,
  - the term of office of Mr. Marcel Roulet, renewed by the Shareholders' Meeting of April 26, 2007, will end on the date of the Ordinary Shareholders' Meeting which will be convened in spring 2009 to approve the financial statements of the year ending December 31, 2008.

Rules of Procedure

The Board has established Rules of Procedure (which it amended on July 26, 2006), principally in order to specify the breakdown of tasks between the Board itself, the Committees set up by (and within) the latter, the Chairman and the CEO. It also sets out the list of obligations from the "Ethical Code of Conduct" that directors and non-voting members undertake to abide by.

Specialized Committees

The general purpose of such Committees is to examine or to prepare certain resolutions involving their particular areas of expertise, to draft proposals and to transmit viewpoints or recommendations to the Board with regard to any decisions to be made. They have no decision-making authority – decisions being taken by the Board of Directors, meeting according to the requisite procedure – and may not treat subjects outside their own fields of competence.



There are four such Committees:

- Audit Committee
  - Chairman: Yann Delabrière
  - Other directors: Michel Jalabert, Phil Laskawy and Marcel Roulet (non-voting director)
  - Meetings: 6 in 2007, with an attendance rate of 92%
- Selection & Compensation Committee
  - Chairman: Ruud van Ommeren
  - Other directors: Michel Jalabert, Thierry de Montbrial, Terry Ozan and Pierre Hessler (non-voting director)
  - Meetings: 7 in 2007, with an attendance rate of 91%
- Ethics and Corporate Governance Committee
  - Chairman: Serge Kampf
  - Other directors: Daniel Bernard, Paul Hermelin, Phil Laskawy and Bruno Roger
  - Meetings: 3 in 2007, with an attendance rate of 87%
- Strategy and Investment Committee
  - Chairman: Jean-René Fourtou
  - Other directors: Daniel Bernard, Paul Hermelin, Thierry de Montbrial, Bruno Roger and Geoff Unwin (non-voting director)
  - Meetings: 3 in 2007, with an attendance rate of 94%

List of directorships and other offices held by members of the Board of Directors

Directorships and other offices held by the 11 voting members of the Board of Directors in 2007 are as follows:

MEMBERS OF THE BOARD	FIRST APPOINTMENT AND EXPIRATION* OF TERM OF OFFICE	OFFICES HELD IN 2007 AND TODAY	OTHER OFFICES HELD DURING THE LAST FIVE YEARS OUTSIDE THE GROUP
Serge Kampf **Date of birth:** **October 13, 1934**	2000-2009	<u>Principal office:</u> Chairman of the Board of Directors of: • CAP GEMINI S.A. <u>Other offices:</u> Chairman of: • Capgemini Service S.A.S. • Capgemini Suisse S.A. Director of: • Capgemini North America Inc. (U.S.A.) <u>Number of shares held as of December 31, 2007:</u> 5,568,156	Director of: • SANOFI-AVENTIS S.A. Member of the Supervisory Board and Chairman of the Selection and Remuneration Committee of: • AVENTIS Member of the Selection, Remuneration and Corporate Governance Committee of: • SANOFI-AVENTIS S.A.
Daniel Bernard **Date of birth:** **February 18, 1946**	2005 -2008	<u>Principal office:</u> Chairman of: • PROVESTIS <u>Other offices:</u> Vice-Chairman of the Board of Directors of: • KINGFISHER Director of: • ALCATEL LUCENT • CAP GEMINI S.A. <u>Number of shares held as of December 31, 2007:</u> 150	Chairman and Chief Executive Officer of: • Groupe CARREFOUR Director of: • SAINT-GOBAIN

* At the date of the Shareholders' Meeting held to approve the financial statements of the year concerned

MEMBERS OF THE BOARD	FIRST APPOINTMENT AND EXPIRATION* OF TERM OF OFFICE	OFFICES HELD IN 2007 AND TODAY	OTHER OFFICES HELD DURING THE LAST FIVE YEARS OUTSIDE THE GROUP
Yann Delabrière Date of birth: December 19, 1950	2004-2009	Principal office: Chairman and Chief Executive Officer of: • FAURECIA Other offices: Director of: • CAP GEMINI S.A. Number of shares held as of December 31, 2007: 1,900	Member of the Executive Committee and Chief Financial Officer of: • PSA PEUGEOT CITROËN Chairman and Chief Executive Officer of: • BANQUE PSA FINANCE • CREDIPAR (Compagnie Générale de Crédit aux Particuliers) Chairman of the Supervisory Board of: • PEUGEOT FINANCE INTERNATIONAL NV Chairman of the Board of Directors of: • PEUGEOT CITROËN ARGENTINE • PERGOLESE INVESTISSEMENTS Vice-Chairman and Managing Director of: • PSA INTERNATIONAL Director of: • PEUGEOT CITROËN AUTOMOBILES • AUTOMOBILES CITROËN • GEFCO Manager (Gérant) of: • GIE PEUGEOT CITROËN Finance et Comptabilité (Belgium) • PSA Services S.R.L. (Italy)
Jean-René Fourtou Date of birth: June 20, 1939	2002-2009	Principal office: Chairman of the Supervisory Board of: • VIVENDI Other offices: Chairman of the Supervisory Board of: • GROUPE CANAL+ Vice-chairman of the Supervisory Board of: • AXA Member of the Supervisory Board of: • MAROC TELECOM Director of: • CAP GEMINI S.A. • SANOFI-AVENTIS S.A. • NBC UNIVERSAL INC. (USA) • NESTLE (Switzerland) Member of the Executive Committee of: • AXA Millesimes S.A.S Member of the Selection, Remuneration and Corporate Governance Committee of: • SANOFI-AVENTIS S.A. Honorary Chairman of: • THE INTERNATIONAL CHAMBER OF COMMERCE (ICC) Number of shares held as of December 31, 2007: 4,000	Chairman of the Supervisory Board of: • VIVENDI ENVIRONNEMENT Vice-chairman of the Supervisory Board and Member of the Strategic Committee of: • AVENTIS Chairman and Chief Executive Officer of: • VIVENDI UNIVERSAL Director of: • PERNOD • RHODIA • AXA FINANCIAL • THE EQUITABLE LIFE ASSURANCE • E.A.D.S. • SCHNEIDER

* At the date of the Shareholders' Meeting held to approve the financial statements of the year concerned

MEMBERS OF THE BOARD	FIRST APPOINTMENT AND EXPIRATION* OF TERM OF OFFICE	OFFICES HELD IN 2007 AND TODAY	OTHER OFFICES HELD DURING THE LAST FIVE YEARS OUTSIDE THE GROUP
Paul HERMELIN **Date of birth:** **April 30, 1952**	2000-2009	Principal offices: Director and Chief Executive Officer of: • CAP GEMINI S.A. Chief Executive Officer ofw: *Capgemini Group* Other offices: Chairman of: • Capgemini France S.A.S. • Capgemini North America Inc. (U.S.A.) • Capgemini Holding Inc. (U.S.A.) • Capgemini Energy GP LLC (U.S.A) Chief Executive Officer of: • Capgemini Service S.A.S. • Capgemini North America Inc. (U.S.A.) • Capgemini Holding Inc. (U.S.A) Director of: • Capgemini America, Inc. (U.S.A) • Capgemini US LLC (U.S.A) • CGS Holdings Ltd (UK) • SOGETI S.A. (BELGIUM) • Capgemini Australia Pty Ltd • Capgemini Financial Services International Inc. Member of the Supervisory Board of: • Capgemini N.V. Number of shares held as of December 31, 2007: 185,048	None
Michel JALABERT **Date of birth:** **January 20, 1933**	2000-2009	Principal office: Director of: • CAP GEMINI S.A. Other offices: None Number of shares held as of December 31, 2007: 425	None

* At the date of the Shareholders' Meeting held to approve the financial statements of the year concerned

MEMBERS OF THE BOARD	FIRST APPOINTMENT AND EXPIRATION* OF TERM OF OFFICE	OFFICES HELD IN 2007 AND TODAY	OTHER OFFICES HELD DURING THE LAST FIVE YEARS OUTSIDE THE GROUP
Phil LASKAWY Date of birth: March 31, 1941	2002-2009	Principal offices: Director of: • CAP GEMINI S.A. • GENERAL MOTORS CORPORATION Other offices Director of: • HENRY SCHEIN, INC. • LOEWS CORPORATION • DISCOVER FINANCIAL SERVICES Number of shares held as of December 31, 2007: 7,600	Chairman and Chief Executive Officer of: • ERNST & YOUNG Director of: • THE GOODYEAR TIRE & RUBBER Company • HEIDRICK & STRUGGLES International, Inc. • THE PROGRESSIVE CORPORATION
Thierry de MONTBRIAL Date of birth: March 3, 1943	2005-2008	Principal office: Founder and Chief Executive Officer of: • L'INSTITUT FRANÇAIS DES RELATIONS INTERNATIONALES (IFRI) Other offices Chairman of: • CENTRE FRANCO-AUTRICHIEN POUR LE RAPPROCHEMENT ÉCONOMIQUE EN EUROPE Professor of Applied Economics and International Relations at: • CONSERVATOIRE NATIONAL DES ARTS ET MÉTIERS Member of : • L'INSTITUT DE FRANCE (ACADÉMIE DES SCIENCES MORALES ET POLITIQUES) Number of shares held as of December 31, 2007: 100	Director of: • SOCIETE DU LOUVRE
Ruud van OMMEREN Date of birth: September 11, 1936	2000-2009	Principal office: Director of: • CAP GEMINI S.A. Other offices Chairman of the Supervisory Board of: • Capgemini N.V. • GAK ONROEREND GOED V.O.F. Member of the Supervisory Board of: • WILLEM VAN RIJN B.V. • KONINKLYKE GROLSCH N.V. Number of shares held as of December 31, 2007: 100	Chairman of the Supervisory Board of: • DELFTS INSTRUMENTS N.V. Member of the Supervisory Board of: • GTI N.V. • ANWB Member of: • NATIONAL CIVIL LIBERTIES PROTECTION COMMITTEE IN THE NETHERLANDS

* At the date of the Shareholders' Meeting held to approve the financial statements of the year concerned

MEMBERS OF THE BOARD	FIRST APPOINTMENT AND EXPIRATION* OF TERM OF OFFICE	OFFICES HELD IN 2007 AND TODAY	OTHER OFFICES HELD DURING THE LAST FIVE YEARS OUTSIDE THE GROUP
Terry OZAN Date of birth: July 21, 1946	2000-2009	Principal office: Director of: • CAP GEMINI S.A. Other offices: Director of: • NOTEWORTHY MEDICAL SYSTEMS, INC. • COHESANT TECHNOLOGIES, INC. Member of the Strategy Committee of: • STATE INDUSTRIAL PRODUCTS Number of shares held as of December 31, 2007: 24,300	Director of: • KANISA Corporation
Bruno ROGER Date of birth: August 6, 1933	2000-2009	Principal office: Chairman of: • LAZARD FRERES S.A.S. Other offices: Chairman of: • GLOBAL INVESTMENT BANKING of LAZARD Director of: • CAP GEMINI S.A. Non-voting Director of: • EURAZEO Number of shares held as of December 31, 2007: 20,226	Member of the Supervisory Board of: • AXA • PINAULT PRINTEMPS REDOUTE Director of: • COMPAGNIE DE SAINT-GOBAIN

* At the date of the Shareholders' Meeting held to approve the financial statements of the year concerned

As far as the Company is aware, none of the current members of the Board of Directors:
- has been found guilty of fraud at any time during the last five years;
- has been involved in bankruptcy, receivership or liquidation at any time during the last five years;
- has been subject to any form of official public sanction and/or criminal liability, pronounced by a statutory or regulatory authority (including any form of professional organization, as designated);
- has been prevented by the courts from acting as a member of a governing body, supervisory board or board of directors, or from acting for purposes of managing or leading the business of an issuer at any time during the last five years.

As far as the Company is aware, there has been no:
- conflict of interest among the members of the Board of Directors between their duties towards Capgemini and their private interests and/or any other duties;
- service contract binding the members of the Board of Directors to Cap Gemini S.A. or any of its subsidiaries whatsoever, granting any advantages at the term thereof.

DIRECTORS' INTERESTS

This information is provided in paragraph 4.8 of the Management Report presented by the Board of Directors at the Ordinary and Extraordinary Shareholders' Meeting of April 17, 2008.

Regulated agreements

No agreement falling within the scope of article L.225-38 of the French Commercial Code was authorized by the Board of Directors in the year ended December 31, 2007.

Loans and guarantees given to directors of the Company

None.

EMPLOYEE PROFIT-SHARING AND INCENTIVE PLANS

Profit-sharing and incentive plan agreements

All the French companies in the Group have signed profit-sharing agreements in accordance with French law.

Profit-sharing and incentive plan agreements

Stock options granted by Cap Gemini S.A. to the top ten employee grantees (non-directors) receiving the highest number of options granted and the number of options exercised by the ten non-director employees with the highest number of shares subscribed in this manner are as follows:

	Total number of options granted/shares subscribed	Weighted average exercise price *(in euros)*	Plan
Options granted during the year to the ten employees of all eligible companies receiving the greatest number of options	132,500	48.03	Plan no. 6
Options exercised during the year by the ten employees of all eligible companies receiving the greatest number of shares	162,600	24.51	Plan no. 5

GROUP MANAGEMENT STRUCTURE

The Group's operational management structure is organized as follows:

- **The Executive Committee (*) has 9 members** (1):

Paul Hermelin	Chief Executive Officer
Henk Broeders	Continental Europe and Asia-Pacific SBU
Pierre-Yves Cros	Strategy
Philippe Donche-Gay	Western Europe SBU and Technology Services Global Coordination
Alain Donzeaud	General Secretary and Human Resources
Nicolas Dufourcq	Deputy General Manager and Chief Financial Officer
Philippe Grangeon	Marketing and Communication
Luc-François Salvador	Local Professional Services SBU (Sogeti)
Paul Spence	Outsourcing Services SBU

- **Other Group directors**

Philippe Christelle	Internal Audit
Lany Cohen (*)	North America CS/TS SBU
Stanislas Cozon	Public Sector
Jean-Pierre Durant-des-Aulnois	Operational Control
Hubert Giraud	Business Process Outsourcing
Bernard Helders	Manufacturing, Retail & Distribution Sector
François Hucher (*)	Global Delivery

Greg Jacobsen	Telecommunications, Media & Entertainment Sector
Bertrand Lavayssière	Financial Services Sector
Colette Lewiner	Energy, Utilities & Chemicals Sector
Patrick Nicolet (*)	Sales & Partnerships
Lan O'Connor (2)	«I³» Transformation Program
Salil Parekh (*)	Coordination of Operations in India SBU
Baru Rao	Capgemini India
Isabelle Roux-Chenu	International Legal Affairs
Antonio Schnieder (*)	Consulting Services Global Coordination
Lucia Sinapi	Risk Management & Corporate Finance
Raymond J. Spencer (*) (3)	Financial Services SBU

(*) Members of the G.M.B. (Group Management Board), of which the 9 members of the Executive Committee are also members.
(1) The role and function of this committee are described in the Report of the Chairman (section B.2 - 2.a).
(2) Lan O'Connor was not on Capgemini payroll as at December 31, 2007 and was not mentioned in Note 28 of the Consolidated Financial Statements as at December 31, 2007.
(3) Raymond J. Spencer was not on Capgemini payroll as at December 31, 2006 and was not mentioned in Note 24 of the Consolidated Financial Statements as at December 31, 2006.

PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

Statutory Auditors:

- PricewaterhouseCoopers Audit
  63, rue de Villiers, 92208 Neuilly-sur-Seine,
  represented by Serge VILLEPELET
  First appointed at the Shareholders' Meeting of May 24, 1996.
  Current term expiring at the close of the Shareholders' Meeting of April 17, 2008 to be called to approve the 2007 financial statements [and which is up for renewal].

KPMG S.A.
Immeuble le Palatin, 3, cours du Triangle, 92939 Paris La Défense Cedex
represented by Frédéric QUÉLIN
First appointed at the Ordinary Shareholders' Meeting of April 25, 2002.
Current term expiring at the close of the Shareholders' Meeting of April 17, 2008 to be called to approve the 2007 financial statements [and which is up for renewal].

Substitute Auditors:

- Philippe GUEGUEN
  20, rue Garibaldi, 69006 Lyon, France
  Substitute for PricewaterhouseCoopers Audit,
  Appointed at the Ordinary Shareholders' Meeting of May 7, 2003.
  Term of office expires at the close of the Shareholders' Meeting to be called to approve the 2007 financial statements.
  [the Ordinary Shareholders' Meeting of April 17, 2008 will vote on the proposed appointment of Etienne Boris]

- Guillaume LIVET
  Immeuble le Palatin, 3, cours du Triangle, 92939 Paris La Défense Cedex
  Substitute for KPMG S.A.,
  Appointed at the Ordinary Shareholders' Meeting of April 25, 2002.
  Term of office expires at the close of the Shareholders' Meeting to be called to approve the 2007 financial statements.
  [the Ordinary Shareholders' Meeting of April 17, 2008 will vote on the proposed appointment of Bertrand Vialatte]

Fees paid by the Group to the Statutory Auditors and members of their networks

in thousands of euros	KPMG				PWC			
	Amount		%		Amount		%	
Audit	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Statutory audit, certification of the individual company and consolidated financial statements	2,509	2,230	76 %	58 %	3,704	3,190	52 %	49 %
Issuer	*411*	*307*	*12 %*	*8 %*	*617*	*463*	*9 %*	*7 %*
Fully consolidated subsidiaries	*2,098*	*1,923*	*64 %*	*50 %*	*3,087*	*2,727*	*44 %*	*42 %*
Other work and services directly related to the statutory audit assignment	329	663	10 %	17 %	81	586	1 %	9 %
Issuer	*34*	*443*	*1 %*	*11 %*	*52*	*170*	*1 %*	*3 %*
Fully consolidated subsidiaries	*295*	*220*	*9 %*	*6 %*	*29*	*416*	-	*6 %*
SUBTOTAL	**2,838**	**2,893**	**86 %**	**75 %**	**3,785**	**3,776**	**53 %**	**58 %**
Other services								
Legal, tax and employee-related matters	430	811	13 %	21 %	163	213	2 %	3 %
Other (1)	34	154	1 %	4 %	3,137	2,472	44 %	39 %
SUBTOTAL	**464**	**965**	**14 %**	**25 %**	**3,300**	**2,685**	**47 %**	**42 %**
TOTAL	**3,302**	**3,858**	**100 %**	**100 %**	**7,085**	**6,461**	**100 %**	**100 %**

(1) These services essentially relate to assignments carried out with the scope of client projects and in accordance with the "SAS 70" standard. These assignments relate to sites where applications are maintained by our clients covered by the Sarbanes-Oxley Act.

PERSON RESPONSIBLE FOR INFORMATION



Nicolas DUFOURCQ
Chief Financial Officer
11, rue de Tilsitt, 75017 PARIS
Tel. : +33 (0)1 47 54 50 00

2008 PROVISIONAL FINANCIAL CALENDAR

First quarter 2008 revenue announcement: May 7, 2008
Second quarter 2008 revenue announcement: July 31, 2008
First half 2008 results announcement: July 31, 2008
Third quarter 2008 revenue announcement: November 13, 2008
Fourth quarter 2008 revenue announcement: February 15, 2009

This provisional calendar is provided for information purposes only and is subject to subsequent amendments

DECLARATION BY THE PERSON RESPONSIBLE FOR THE REGISTRATION DOCUMENT

" I hereby declare that, having taken all reasonable care to ensure that such is the case, the information contained in the registration document is, to the best of my knowledge, in accordance with the facts and contains no omission likely to affect its import.

I hereby declare that, to the best of my knowledge, the financial statements for 2007 have been prepared in accordance with the applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and results of the Company and all the other companies included in the scope of consolidation, and that the Management Report presented on page 20 gives a fair description of the material events, results and financial position of the Company and all the other companies included in the scope of consolidation, as well as a description of the main risks and contingencies with which the Company may be confronted.

I obtained a statement from the Statutory Auditors at the end of their engagement affirming that they have read the whole of the registration document and examined the information in respect of the financial position and the historical accounts contained therein.

The statement from the Statutory Auditors does not contain any observation."

Paul Hermelin,
Chief Executive Officer

AMF

This registration document (document de référence) was filed with the Autorité des Marchés Financiers (AMF) on April 1, 2008, pursuant to article 212-13 of the AMF's General Regulations. It may be used in connection with a financial transaction if it is accompanied by an Information Memorandum approved by the AMF.

In accordance with article 28 of European regulation no. 809/2004 of April 29, 2004, the following information is incorporated in this registration document by reference:

1. Relating to the year ended December 31, 2006 :
- the management report, consolidated financial statements, and the Statutory Auditors' report on the consolidated financial statements, set out in the registration document filed on April 16, 2007, under no. D. 07-0325 (pages 39 to 51 and 63 to 119, respectively).
- the simplified parent company financial statements of Cap Gemini S.A. set out in the registration document filed on April 16, 2007 under no. D. 07-0325 (pages 120 to 122).
- the Statutory Auditors' special report on certain related party agreements, set out in the registration document filed on April 16, 2007 under no. D. 07-0325 (pages 123 to 124).

2. Relating to the year ended December 31, 2005 :
- the management report, consolidated financial statements, and the Statutory Auditors' report on the consolidated financial statements, set out in the registration document filed on April 25, 2006, under no. D. 06-0323 (pages 37 to 51 and 63 to 129, respectively).
- the simplified parent company financial statements of Cap Gemini S.A. set out in the registration document filed on April 25, 2006 under no. D. 06-0323 (pages 130 to 132).
- the Statutory Auditors' special report on certain related party agreements, set out in the registration document filed on April 25, 2006 under no. D. 06-0323 on page 133.

The information included in these two registration documents, other than that referred to above, has been replaced and/or updated where necessary, with information included in this registration document.

Copies of the registration document are available from Cap Gemini S.A., 11 rue de Tilsitt, 75017 Paris, on the website: *http://investor.capgemini.com*, and on the website of the AMF: *www.amf-france.org*

CROSS-REFERENCE TABLE

I - Infomation required under Commission regulation (EC) n°809/2004.

N/A: Not applicable.

II - Information required under Annual Financial Report

PAGE

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Annual Report 2007



Spirit of enterprise

Values

Independence

Leadership

Confidence

Loyalty

Vision

Diversity

Innovation

Integrity

Proximity

Simplicity

Single-mindedness

Responsibility

Flair

Contents

See page 80 for all the companies quoted

Cover painting: Jean-Claude Quilici, *Blue boat, Alvor*

This Annual Report is available online at:
http://www.capgemini.com/annual-report/2007/

Extracts of a joint interview with Serge Kampf, *Founder-Chairman*, and Paul Hermelin, *CEO*



(...) What are the main conclusions you have drawn for Capgemini in 2007?

Serge Kampf. I had expressed two wishes for 2007. The first was for the Group to exceed its objectives, s I'd said at the time they would be easy to achieve. This we have done, and it is a source of real satisfac particularly since I can freely acknowledge today that it wasn't in fact that easy. For instance, despite the being a very good one generally, the year's end was less spectacular than we might have hoped for at the of the summer vacation. I admit, therefore, to having been a tad provocative, but this year I'm less incline be so, since the business climate is less favorable than at the same stage last year. My second wish wa the French team to win the Rugby World Cup. Unfortunately, that definitely fell flat, but this wish was or indirect concern to Capgemini. So I was satisfied on one point and not on the other, which makes it, for a semi-successful year!

Paul Hermelin. For the Group, it has been a very satisfactory year. We won some very large contracts, ope up new markets, made major forward strides with our management and improved our profitability. The ir and reputation of Capgemini received a boost from the Rugby World Cup (since we were an official spon and also from our new advertising campaign. Last year, we recruited some 25 000 employees, proof o appeal of the Group on the job market and its capacity to offer interesting jobs to young people the world All in all, it has been a fine year in terms of immediate operational efficiency and preparation for the futu

Have there been any particular points where there was room for improvement?

Serge Kampf. There's always room for improvement, even when you've done well. It should be stressed that, with 440 million euros net income, we managed to beat the previous Group record that dates back to 2000 (431 million euros). In absolute terms, it was the best Group performance ever. We returned to an aftertax profit ratio slightly above 5%, unprecedented since 2000 (with 6.2%). We are still some way off the 7.4% we recorded in 1989, but it would be somewhat churlish to pick holes in the performance since I consider 2007 to have been a really excellent year.

Paul Hermelin. I'll second that!

And yet, the Group's market value appears to be disappointing.

Serge Kampf. More than disappointing, it's irritating! I have difficulty reconciling such a divergence between the performance of companies and their market value. It's annoying to see that a company like ours, which turns over 9 billion euros in revenues and clears 5% profit ratio, is only valued at 4.5 billion euros and runs the risk of being threatened with a hostile takeover bid with nothing more than one or two billion euros on the table.

Paul Hermelin. Today, of 21 financial analysts tracking Capgemini, 19 recommend buying, with price objectives varying between 30 and 50% above the current valuation. So our disciplines, our strategy and our prospects are well appreciated by those in the know. I'm not just saying this because they recommend buying our shares but because, when I read their analyses, I can see the strengths and weaknesses of the company reflected quite clearly. But we have difficulty getting ourselves understood by non-specialists, and in combating the sheep-like behavior that often drags down share values. This contrast between the vicissitudes of the economic climate and the company's fundamentals is frustrating. It may be explained by the gloomy general mood, but also by a certain investor disaffection for still fairly unfamiliar business disciplines that ten years ago were maybe overrated and which today, on the contrary, are being unjustly neglected. Stung by the bursting of the Internet bubble, investors today are more concerned with fast returns than with long-term investments. And perhaps the Capgemini Group has not made the best job of explaining or selling itself . . .

Once again you have been faced with rumors of takeover bids. What measures can you take to keep them at bay?

Serge Kampf. When nearly all a company's capital is floating capital, it's hard to imagine that it can protect itself efficiently against hostile takeover bids. Having said that, the answer we generally give to this kind of question continues to hold true: you do not buy a service company as you would buy an office building. You need more than just money – you need an industrial project, and you need this project to be embraced by all the stakeholders. These include, of course, the shareholders, but also the company employees – particularly the managers – and, last but certainly not least, its clients.

The wealth of a company like ours resides in its employees and its clients. If a takeover bid was launched by people whose only motive seemed to be to make a tidy profit, I can't imagine that clients would remain loyal to the company for long, and that the resale value would be what these buyers had hoped for. This is why I don't find the idea of a hostile takeover bid really credible, and if a takeover bid isn't hostile, then talk of a "takeover" is misplaced; it's more a matter of a freely negotiated partnership.

Paul Hermelin. Serge has built up Capgemini on the basis of values deeply rooted in the identity c Group, a Group that is strongly attached to its independence since it knows that it can achieve its amb through its own resources, and because this independence offers our clients the assurance that we po the freedom of judgment and action that is indispensable in our professions. What's more, this determin to remain independent generates a certain dynamism in the Group, along with the will to exercise leadership in Europe and elsewhere.

All this serves to cultivate a strong resistance in the Group to any takeover bid, wherever it may come from. To win over the hearts and minds of the men and women of Capgemini you need to offer them a really exciting project for the future, and I'd have difficulty imagining a more exciting project than ours today.



The Group's 40th anniv

Serge Kampf. To finish answering your question, I must point out nonetheless that the Board of Directors has decided to propose at the next AGM a resolution authorizing, in the event of a takeover bid, the creation and distribution of free stock options to the shareholders (called "bons Breton" after the name of their inventor, the former French Minister of Finance) up to a limit of 25% of the current equity. This would amount to increasing the starting price by 25%. Personally, I find this measure entirely inoccuous, not to say useless, since 25% above the current valuation is still 30% less than the valuation last June or July! In fact, the real danger would arise only if a buyer proposed a bonus of 80 to 100% of the current quoted price to a body of shareholders who were discouraged by poor Group performance and to a management team that had lost its motivation and cohesion and had no meaningful plans. As Paul has very clearly stated, this is not the case. Every time these rumors crop up we dispel them, but I suppose we shall have to learn to live with them. And in any case, they're fairly stimulating, serving as a means of galvanizing our teams.



Giant fresco on the HQ façade



Paul Hermelin and

Besides the Group's involvement in the Rugby World Cup, 2007 was also the year of Capgemini's 40th anniversary. How were these two events perceived within and outside the company?

Serge Kampf. The evening of the 40th anniversary was a moment of great emotion for the old guard of the Group and for all of those – employees, clients and partners – who have shared this journey for all or part of the way. Yet we deliberately kept within limits the ceremonies organized aroun event, to avoid the risk of seeming old at 40; I prefer to consider Capgemini still to be a company in its lescence, which has not grown into a crusty institution and has been able to retain its entrepreneurial cu This anniversary nonetheless allowed many to appreciate that the company has strong roots and a histor some would judge edifying.

As for the Group's involvement in the Rugby World Cup, this had some very positive spin-offs for us contribution we made to the organization and smooth running of the event brought us many plaudits anc tiple spin-offs. The huge canvas that for two months covered the façade of the headquarters at the Pla l'Etoile in Paris was a focus of attention for rugby's official bodies as it was for the motorists driving arour Arc de Triomphe and the Japanese tourists photographing it. We can also congratulate ourselves on wha done by the Group on this occasion for the benefit of students on the campuses and for the internationa nament of the European engineering and business schools.

Is the "i³" transformation program, implemented in 2007 by the Group, starting to produce results?

Paul Hermelin. The first half of 2007 was spent mainly on identifying avenues of development and choosing the priorities. We moved into the deployment phase only in mid-2007. The industrialization aspect has made concrete and visible progress in terms of project delivery methodologies, the creation of data bases in every country, and so on. You can sense real change afoot in the Group and, with it, new levels of competitiveness, often with respect to the traditional competition but also in the face of newcomers from the emerging nations: we are even beating the Indians!
As far as the innovation aspect is concerned, we are making good progress there too. We now have a very clear vision of the main levers of technological change and their relevance for every sector of the economy. We know which levers we need to bank on. The topic that seemed most natural to take on was "intimacy," since it is one of our strongest suits, on account of the 40 years of close relations we have with our clients. Yet we'd like to breathe new life into these relations, and it's a rather delicate matter since this affects the role of each and every employee and manager within each client engagement. We have a few pilot schemes to develop new methods with large accounts, but the Group needs to build on its traditional intimacy while renewing it at the same time, and it's a bit harder than I thought


employee at a client


i site in Pune (India)

Serge Kampf, can you recognize in this transformation program the values to which Capgemini has subscribed for the last 40 years?

Serge Kampf. Yes, of course. With the exception of the one word: transformation. I am not sure that the Group needs to be transformed. It needs to adapt to the new market conditions, to evolve and to innovate – not to transform. We might well be asked why should we want to transform something that is working well: would this not mean taking unnecessary risks? Our Group should certainly not rest on its laurels, it should continue to adapt to the market, but for me the word "transformation" seems a little excessive. On the other hand, I personally would quite happily have added another "i" to the program: "i" for "integrity." This is one of the Group's essential values, one that it needs to mobilize around and safeguard, particularly now that it is as common to talk about integrity as it is to ignore its consequences. We need to make sure that, in carrying out all these actions of renovation or transformation, we continue to hold on to our traditional values, starting with this one. Aside from these two remarks, I confirm that this program is clearly the way ahead.


ion of the "i³" program in London

Paul Hermelin. Serge is right. Companies often talk about a "transformation program" for what in reality is a recovery plan. In no way is it the case with us. The Group is doing well; it just needs adjustments and rejuvenation. It's an offensive plan, not a defensive one.

Can this program be modified as the year progresses, in the light of changes to the economic situation?

Paul Hermelin. Of course. Such is the case, for example, with the recruitment programs, designed to ensure

a certain complementarity of talents between the old and the new nations of the Group. In the United S where the threat of a slowdown is obvious, we decided to do in one year what had been planned to take This clearly demonstrates our capacity to accelerate transformation when necessary, but it puts a great on the Group's employees and managers, since it means that the qualification pyramids have to be re-adapted in double-quick time. We can do that in North America, where we have fewer than 10 000 employees, but it's rather more complex in France, where there are 20 000 of us for a far smaller market.



How is the geographical expansion of Capgemini progressing?

Young Group recruits

Paul Hermelin. The success of our installation in India shouldn't stop us from seeking to diversify our delivery capabilities. Aside from China and Poland, this year we opened production centers in Morocco, for French-speaking customers, and in Argentina, principally for the Spanish-speaking market but also for American clients attracted by the minor time difference. The Group is examining the viability of setting up operations in countries where the growth rates are 25–35% in our sector of activity, compared with our traditional markets where we can be pleased if growth reaches double-digit levels. As these emerging nations develop, there is an increasing demand there for IT, making them potentially very dynamic markets.



Capgemini team with SKF client

Serge Kampf. In this area, however, I find that we're a little lacking in boldness. Nothing much has happened since last year. Sure, we have re-established ourselves in Morocco, where we had already had a presence for six years (1977 to 1983), and where I hope our activity will develop better than we managed back then. Yet the interest of being present in other countries too, strikes me as obvious: Romania, where we've done nothing as yet; Vietnam, where there still remains a certain esteem for the French language and people; Indonesia, the fourth-largest nation in the world in terms of population; the Philippines, whose population (80 million) has a reputation for being gifted in IT. Paul has mentioned the possibility of appointing a director in charge of the emerging nations, and I think this would be a good idea. Having said that, it should not be forgotten that we're already present in 32 nations, and that four of them represent close to 80% of the total Group revenues. This means that, in the 28 others, we have a relatively low market share and that there is room for developing our traditional activities there. I think therefore we need to succes implement rapid development in certain countries with high growth potential and strengthen our positi others where the growth is perhaps not so strong but where we already have the bases that allow us to lop there at a lower cost.



Raymond Spencer

Paul Hermelin. A good example is North America where, thanks to sustained organic growth and the sition of Kanbay, our revenues grew 40% in one year to 2.5 billion dollars. Even in US terms this is a cor rable amount, and it has changed the perception that people have of the Group, in what is still the w premier market. Concerning Kanbay, I'd like to add that this acquisition has made a very positive contrib to reinforcing Group identity, since the values of Capgemini dovetailed harmoniously with those of Kanba is yet another illustration of the Group's capacity to reinvent itself through each acquisition, as it has do times over the course of its history. To return to the case of the United States, we also have to concede

despite this spectacular progress which probably propelled us to the top of the second division – we still can't be sure of having found our place in the first division. This has to become our ambition on this market. More generally, the Group has strong growth potential on most of the world's markets. We're in the leading pack in the Netherlands, France and the UK, but we're not where we could or should be in other major countries such as Germany, where we're still a minor player, or Spain, even if we are rapidly moving up the table.

Concerning the prospects for 2008, will you be able to do everything you want to do? What are your priorities?


from Kanbay

Serge Kampf. The priority of priorities, once again, is to ensure that the budgetary objectives are attained or even exceeded! This year I should say they are fairly ambitious, in particular with regard to profitability, but everything of course will depend on the general economic situation. Our people in the field find it hard to reconcile the discrepancy between the observation that their business is going well at the start of the year and the pessimistic tone of the commentators who predict that we're on the cusp of a major financial and economic crisis. This ends up affecting their morale and leading some of them to wonder if our optimism is well founded, or if Paul and I are "way off the mark."


ent SKF, workshops

Paul Hermelin. The start of the year has been paradoxical, with the market in good shape while our attention has been permanently drawn to "the dangers the year holds," and not by the people in our business but by financial and economic pundits. As far as I'm concerned, I do not believe there will be a fall in IT investments in 2008, and for a cyclical reason first of all. The fall in investments that followed the year 2000 was due to the cumulative effect of three phenomena: the transition to the year 2000, the preparation for the advent of the euro and the Internet bubble. This time there has been no over-investment in the preceding years and therefore the only question is how sensitive we are to the general sense of gloom. The next reason is a structural one. Until the 1975 crisis, which didn't really affect IT, we were living through the good times when, even if there was an investment crisis, investment in IT was protected, a bit like a sacred cow. In the 1980s and 1990s, investment in IT became commonplace, and when investment in general went down, so did investment in IT. It seems to me that we're entering into a third period in which IT has become so vital to businesses that, even when the economy is at a low ebb, they can't afford to hold back on the modernization of their IT systems. I meet a lot of managers who tell me they could no longer live without IT and that they always earmark a significant part of their investments for IT since it has really become the lifeblood of their enterprise.


ents in Hyderabad (India)

So you feel that the Group is fairly well protected against a possible crisis?

Paul Hermelin. The Group is more resilient than some may think. If demand stays approximately at its present level, our growth will be in the order of 5%. If a somewhat gloomy economic climate becomes pervasive, we believe we can maintain this growth at around 2%. It has to be said that the Group has changed. It is now far more robust, with more outsourcing and a greater presence in the public sector, which is less sensitive to

economic vicissitudes. It also benefits from the dynamism of its managers, not to mention the transform designed to boost its profitability. Thanks to its production network around the world, and notably in the ging nations, it is capable of offering innovative and highly competitive solutions. It's on the strength of all this that we've been able to commit ourselves – in a bold undertaking, but one that we really believe we are capable of – to improving Group profitability, whatever situation applies.



Example o

What consequences does the weakness of the dollar have for the Group?

Serge Kampf. The Group consolidated financial statements are in euros, and the weakness of the dollar obviously does us no favors. So, for example, the 2.5 billion dollars that Paul mentioned just now equates to only 1.7 billion euros in our 2007 financial statements. Having said that, it would take a smart fellow to predict what the dollar exchange rate is going to be at the end of the 2008 financial year. In any case, this isn't going to change the priorities or objectives of the Group, nor even really affect its results, even though the volatility of what is still the world's number one currency does give cause for concern. I remember when the dollar was worth over 10 francs, and now it's worth just over 4 francs in euro equivalent. When a benchmark currency varies in such proportions over such a relatively short period it constitutes an enormous instability factor, particularly when the policies of the Central European Bank and its American counterpart are poles apart. One of these days they're going to have to get their acts together!



Headquarters, Swedish tax offices, St

Paul Hermelin. It is true that we're suffering from the undervaluation of our American operation, even though its results are now genuinely satisfactory. Yet we're also prey to another great unknown: the variation between the dollar and the Indian rupee, since for the contracts signed with our American clients the workforce used is often half American and half Indian, and even if the rupee is fairly stable against the euro, it fell 12% last year against the dollar.



Continuous prof

All in all, you seem fairly sure of yourselves.

Paul Hermelin. I'd prefer to say confident rather than sure. As one of our Board members recently sa are in a business where you need to keep on accelerating for as long as you're not obliged to brake. It's business where you can slow down gradually. As long as we can, we keep on accelerating, and only p foot on the brake if the market forces us to; there is no such thing as cruising speed. Today, we are en ging our sales force to keep on pushing, to keep the foot on the gas. If, one day, we feel that a reces around the next bend, we shall need to adapt very quickly, knowing that everything could turn aroun quickly, and that the same rhythm will not apply in every country. We work according to the theory that, as any trend changes will make their appearance first of all in the United States, then in the UK and t Scandinavia, before making their impact on the rest of Europe, from north to south. In the United Kin almost 60% of our activity is in the public sector, which should provide us with a certain degree of stabil a first protective barrier. Yet there's nothing to guarantee that this classic scenario will be repeated.

One has the feeling that Capgemini's Outsourcing discipline is slowing down…

Serge Kampf. Not at all! Outsourcing has made great progress, contrary to what the statistics might lead you to believe. If they are a little slack, it's simply because some of the major contracts signed in previous years have reached maturity and have been readjusted or renegotiated. An example is the contract signed with the British tax administration (HMRC), which was extended for three years in exchange for a significant reduction of the amount invoiced yearly. As far as outsourcing is concerned, all that people – and the press in particular – seem to be interested in is the signing of major contracts, but it should not be forgotten that small streams flow into large rivers. We started out by embarking on large rivers; now we tend to ply our trade more on the large streams, in other words, signing smaller contracts and/or contracts over shorter durations. Outsourcing remains one of our key avenues of development for 2008, although obviously not the only one.


in Katowice (Poland)

Paul Hermelin. On the outsourcing market two broad trends can be observed: on the one hand, clients are now looking for multi-sourcing rather than very large contracts, which we don't necessarily consider a bad thing; on the other hand, production is increasingly provided by remote computing centers. Here we find ourselves in competition with new market players, yet our solutions are bang up to date and our portfolio of sales proposals has increased in a big way. There is also a field of outsourcing in which we are strategically very well placed: BPO [→ GLOSSARY], involving outsourcing that takes in more than just IT. In this way, we have become the world's fourth-largest player in the field of financial and accounting management. On all the outsourcing markets, costs are the be-all and end-all of the contracts signed with clients, and the percentage of applications delocalized into low-cost zones is a decisive factor. Apart from the public sector, we can only win business using the leverage offered by our production centers, the major ones being located in Poland and India. The bright side of this is that, today, there are far fewer contracts requiring the transfer of staff into the Capgemini workforce.


don (UK)


ways, control room

Over its 40 years, Capgemini has often been able to anticipate how its businesses were going to evolve. What big changes do you see for the future?

Serge Kampf. I've a good sense of smell, but my eyesight is pretty weak. When it comes to vision, I leave that nowadays to Paul.

Paul Hermelin. I'm pretty circumspect about what I see on the horizon, since it might just be a mirage. For example, we are currently examining the subject of SaaS [→ GLOSSARY], "Software as a Service": the idea that service is sold "on tap," with the client no longer buying the system but paying for what he consumes. This is the kind of service provided by a company like Amadeus when it sells airline seat bookings. We should not forget the fashion for ASP [→ GLOSSARY], which led to a number of disasters around the year 2000. It is now coming back, on the basis of new principles and new technologies that would lend credibility to the notion that this time it will work. It is a trend that we are monitoring, though not forgetting that those who got involved with it back then – including ourselves, although fortunately on a very small scale – got into some serious difficulties.

Do you need to rush on headlong or take your time with this kind of trend?

Serge Kampf. Both! You need to act quickly, since you have to be permanently capable of grasping t nuggets that opportunity can present. At the same time, you need to remain highly cautious, since a lot of false hope has been built upon what has often only been a change of packaging. What is important is being first at the finish line, and not necessarily the first on the starting line. So, whether to go quickly or to take your time? What is important, surely, is not to fall asleep on the job.


Group employee in E

Paul Hermelin. I also think that setting off second or third is not necessarily a handicap. What you need to understand very quickly is whether or not the first one off the blocks is going to acquire a real advantage and move into an unassailable position. Experience has taught us that it is not always wise to act as the front-runner. What is more, opportunities sometimes come around again. For example, the Group decided long ago not to get involved in the automatic money transaction business. Today, no-one can get a foothold in this market in France but, thanks to the integration of Kanbay, the Group is making market inroads into the activity via the English-speaking countries. We are in the business of information technology, and nothing in this business lasts forever.

Serge Kampf. And nothing in this business is gained definitively (...)


Capgemini in C


Sogeti center team, Mumbai (Indi

Interview conducted in Paris on 13 March 2008 by Michel Sarazin and Arnaud Jean.



Pierre-Jean Couarraze, *Remington Type Writer*



Yoël Benharrouche, *A green song for an autumn afternoon*

BREAKDOWN OF CAP GEMINI S.A. CAPITAL

as at 31 December 2007
(on the basis of a shareholder survey)


Non-French institutional shareholders
French institutional shareholders
Individual shareholders (including S. Kampf 4%)
60 %
27 %
13 %
CAP GEMINI S.A.
Capgemini
Sogeti
· Consulting Services
· Technology Services
· Outsourcing Services
· Local Professional Services

CAP GEMINI SHARE PERFORMANCE COMPARED WITH CAC 40 AND DJSTOXX INDICES

1 January 2006 to 31 March 2008


CAP GEMINI
CAC 40 index
Dow Jones Stoxx index
in euros
60
58
56
54
52
50
48
46
44
42
40
38
36
34
32
30
January 2006
July 2006
January 2007
July 2007
January 2008

Key figures for the Capgemini Group

REVENUES
in millions of euros


10 000
8 000
6 000
4 000
2 000
0
6 954
7 700
8 703
2005
2006
2007

BREAKDOWN OF REVENUES
FOR 2007
BY DISCIPLINE


Local Professional Services 16.2%
Consulting Services 8.7%
Technology Services 38.5%
Outsourcing Services 36.6%

BREAKDOWN OF REVENUES
FOR 2007
BY COUNTRY / REGION


Central Europe 6.4%
Spain / Portugal 3.3%
Italy 1.2%
France 22.6%
Asia-Pacif
1.5%
North America 19.8%
United Kingdom & Ireland 25.6%
Nordic Countries 6.2%
Benelux 13.4%

OPERATING MARGIN*
in millions of euros


700
600
500
400
300
200
100
0
225
447
640
2005
2006
2007

OPERATING INCOME**
in millions of euros


500
400
300
200
100
0
214
334
493
2005
2006
2007

NET INCOME**
in millions of euros


500
400
300
200
100
0
141
293
440
2005
2006
2007

* The operating margin is the main key performance indicator for the Group. It is defined as the difference between revenues and operating costs, these being equal to the costs of services rendered (costs necessary for the implementation of projects), as well as Selling and General and Administrative costs.

** Operating income includes the additional charges associated with shares or options allocated to certain employees, as well as other non recurring income and expense such as restructuring costs, integration costs of recently acquired companies, goodwill impairment expenses or capital gains or losses on disposals.

-13%

t current scope and exchange rates, ne Capgemini Group posted a 13% rowth in revenues. After restatement f scope (mainly due to the acquisitions f Kanbay and Software Architects) nd translation adjustments (increase in uro against other main currencies), rowth of 9% was recorded in 2007. his is noticeably higher than the market verage.

'.4%

perating margin continued its growth end, and has increased in all four Group isciplines. At €640 million, operating nargin represented 7.4% consolidated evenues for 2007, up by 1.6 points ompared with 2006 (8.6% for the econd half year alone).

40 million

et income attributable to equity holders f the parent stands at €440 million e., 5.1% of revenues and up y 50% compared with the prior nancial year.

Group financial data is available online at ww.capgemini.com

Group workforce

en 2007

Workforce development



2007
83 508*
2006
67 889
2005
61 036
2004
59 324
2003
55 576

* After integration of the Kanbay teams (7 000 people).

Breakdown of workforce by region

Country or region	as at 31 December 2006	as at 31 December 2007	Variance
North America	6 441	8 857	+ 2 416
United Kingdom and Ireland	8 785	8 482	- 303
Nordic Countries	3 608	3 942	+ 334
Benelux	9 014	9 492	+ 478
France *	20 438	21 138	+ 700
Southern Europe	6 235	6 836	+ 601
Central Europe	5 137	6 274	+ 1 137
India	6 979	16 939	+ 9 960
Asia/Pacific excluding India	1 252	1 548	+ 296
Total	67 889	83 508	+ 15 619
* Including centralized services	151	159	+ 8

Breakdown of employees by discipline

Discipline	as at 31 December 2006	as at 31 December 2007	Variance
Consulting Services	4 718	4 966	+ 248
Technology Services	25 635	36 657	+ 11 022
Local Professional Services	16 759	18 382	+ 1 623
Outsourcing Services	20 626	23 344	+ 2 718
Centralized Services	151	159	+ 8
Total	67 889	83 508	+ 15 619



eneral Organization of the Group

e full authority of the shareholders is exercised, in between General Meetings, the Board of Directors. The principle mission of the Management Team is to lead d coordinate, with the assistance of the Central Group Departments, the operation the entire organization formed of operational entities which are, in turn, divided into gions, disciplines or sectors. This decentralized organization acts as guarantee that the Group and its 83 508 employees, spread over 32 countries at 31 December 2007 operates as it should.


Shareholders
Statutory Auditors
Board of Directors
4 specialized committees
Group Management
Internal Audit
Central Group Departments
Regions
Disciplines
Sectors
Consultants, engineers, project managers, analysts, and other.

How does a service company like Capgemini work? Unlike a manufacturing company, which can be easily identified through the material goods it produces, an IT services company operates in the realm of the intangible.

What an IT services company offers its clients is the methods, consulting, assistance and expertise it can provide in cutting-edge technologies; the capacity to marshal the multiple competences that are often needed to resolve a complex problem; and the experience accumulated over the thousands of projects it has implemented. However, it has none of the patents, plants, stocks or retailers – none of those "tangibles" that structure a manufacturing company and dictates how it is organized. Its only visible asset is its people, who bring with them their professionalism, their sense of initiative, their mobility and their commitment to the values that the company strives to cultivate. The other intangible asset is the relationship of trust that has been built up patiently with the company's customers over the years.

The development of information technology in the United States, first of all in the field of defense and space, then in the large corporations, engendered, in the early 1960s, the creation of a new line of business – IT services. This wave of corporate computerization took little time to spread across the Atlantic and reach Europe, and in particular France, where, in 1967, there were a dozen or so companies working in a variety of fields: technical IT for industrial and scientific purposes, the realization of complex systems, applied economics, and so on. This gave rise to a market niche that was only partia by the service providers who were around at the time: technical assistance for the installation and utilization puters in companies. This market observation led to the creation of Sogeti in October 1967. The company's f was built on a number of principles that remain applicable 40 years later, and which offer an explanation of hov ness that has grown into a worldwide operation operates.

Convictions (I)

"Capgemini aims to be the mos and reactive of partners, in othe words, not to propose off-the-sh solutions to its clients, nor atten usurp control from the client of decisive asset that the IT tool co as a competitive lever, but first and foremost to listen its clients understand their expectations a their requirements, and then of them the benefit of our accumu experience, our intimate knowl of tried-and-tested technologies a range of constantly evolving s

Annual Report 2004 (extrac

Sacrosanct principles.

From its earliest days, Sogeti opted for decentralized organization – out of concern for its business efficiency, in order to guarantee a local presence for its customers. Yet decentralization has never been synonymous wit control, and each entity had to observe three imperatives, which still guide the Capgemini Group to this day: t for profitability, without which survival and independence are impossible; the will to keep pace with market gro the quest for all-around excellence. The principle of subsidiarity is also paramount, meaning that decisions are to b as closely as possible to their point of application, and only forwarded to a higher level when they might have a on other units besides the one directly concerned. This implies light structures with management levels kept to mum and central functions that are limited in number. Along with these principles, there is also the evaluation dual and collective performance based on the degree of realization of clearly measurable annual objectives.

These principles, allied to the permanent drive for efficiency and quality, and tailored whenever pragmatic ne tate, have been the "fundamentals" of the Capgemini Group's organization since its earliest days.

A ready ear makes for better understanding.

The starting point is good knowledge of the client, its business, its needs and its intentions: launchin product, installing new equipment, reducing costs, setting up a new application, improving the perfo of its IT system, outsourcing all or part of its organization, and so on. The client's contact at Capger first of all listen to the client and then carry out a dialog with him in order to understand the issue weigh up the constraints and identify the nature of the services to propose. Aided by experts in the b

he will study the possible solutions, choose the one that seems most suitable and propose it to his client. This initial phase may take just a few days, but frequently it may be a question of weeks or even months of pre-sales activity in order to construct a proposal that best serves the client's expectations. Where particularly complex contracts are concerned – major IT project, large-scale outsourcing, company transformation – the work involved may mobilize dozens of experts, involving multiple interactions with a range of client-appointed interlocutors, leading to the fine-tuning and stabilization of the proposal and the launch of negotiations.
However, Capgemini's reputation for excellence in project execution and management is not on its own enough to win over the client; what is also needed is perfect understanding of the technology and how it is likely to evolve, solid capabilities in management consulting and in-depth knowledge of the client's sector of activity.

Contract implementation.
Often designated and presented to the client even before any contract has been signed, the project manager is responsible for the delivery of the chosen solution. He or she assembles a team comprising consultants, architects, engineers, analysts – a whole panoply of professionals who are mobilized towards the goal of successful project completion, in a process that may extend over several weeks, months or even years.
For many years, these teams worked exclusively on site with the client or in close proximity to the client. Today, complex projects often require the participation of experts scattered across the world and who are now able to collaborate remotely thanks to new technologies. At the same time, the drive for optimized production costs has led service providers to delocalize some of their facilities in countries with lower wage costs.
In these so-called "offshore" centers, specializing, for example, in the development of projects using integrated software specific to a sector of activity, Capgemini engineers apply the discipline of manufacturing production lines to service provision. There they can have access to better computer models, use tried-and-tested methods and benefit from the support and experience of the Group as a whole.
Throughout the project's duration, Capgemini and its client jointly control the execution of the delivery plan, evaluate the state of progress and ensure that the intermediate deadlines and quality of the results are respected.

The results
When an IT application, say, is operating in compliance with the established technical specifications, it is formally accepted, or validated by the client. Capgemini can be said to have "delivered" the service that had been ordered. In order to appreciate the level of satisfaction of its clients, the Group has developed a system of measurement and evaluation called OTACE [→ GLOSSARY], which offers a permanent and precise dashboard of the quality of work carried out at every stage of the project, from design to delivery. This mechanism is designed to create and propagate a climate of total trust between the Group and its clients, so enabling the initial contract to be extended or renewed.

Convictions (II)
"Our people are the hearts and minds of the Group. We offer them the freedom they need to develop; we organize their networking in order to ensure their professional skills are most efficiently and increasingly mobilized; and we match them up with our clients' own people so that they can innovate and progress together."

"Total customer satisfaction needless to say requires the collective mobilization of everyone in the company towards a common goal, and not the simple juxtaposition of individual know-how and skills."

"To be a leader and to remain one, the priority has to be keeping your feet on the ground and managing daily issues using robust and simple ideas."

"Everyone understands that, in a service company, attitude counts just as much as aptitude; behaviour just as much as know-how."
"These are the values that bring sense to our common endeavor, when the prevailing times seem to call so much into question."

Annual Reports 1998, 2000, 2001 and 2002 (extracts)

Board of Directors of Cap Gemini S.A.


Serge
KAMPF
Paul
HERMELIN


Daniel Bernard


Yann Delabrière


Jean


Michel Jalabert


Phil Laskawy


Thierry de Montbrial


Ruud van Ommeren


Terry Ozan


B

Non-voting Members


Pierre Hessler


Marcel Roulet


Geoff Un

Statutory Auditors


Serge Villepelet
PwC


Frédéric Quélin
KPMG

Board Secretary


Philippe He

'he Board of Directors. Cap Gemini's good governance stems rom assets such as its directors with their diverse profiles, lobal experience and deep knowledge of the Group and its disciplines, nd the contribution of discerning non-voting members.



a *société anonyme*, or French joint-stock company, full autho-ty is held by the owners of the capital – namely the sharehol-ers – who elect, at a General Shareholders' Meeting, a certain umber of directors to represent them. A Board of Directors is us formed, to whom the shareholders delegate the power to xercise this authority in the best interests of the company.

he Board of Directors, in turn, delegates these powers, to a reater or lesser extent, to its Chairman and to a Chief Executive fficer (CEO) (or to a Chairman & CEO in the event that the two nctions are not separate); but the Board maintains the right nd the power to:
- determine the principal strategic orientations of the company, select those most appropriate and ensure that they are correctly implemented;
- give (or refuse) its prior approval to any decision, proven as strategic, i.e., acquisitions, disposals of assets, reorganization, significant change of scope or range of activities, appointment or dismissal of top executives reporting directly to the CEO (directors of Strategic Business Units and centralized functions), issuing of securities and signature of major strategic alliances;
- draw up the annual financial statements and consolidated financial statements;
- convene annual shareholders' meetings and prepare the relevant agendas, define detailed resolutions and reports for presentation at these meetings, submit proposals for approval regarding directors or non-voting members to be appointed or whose term of office is to be renewed, etc.;
- have any audits and controls conducted that it sees fit or necessary.

'or many years now, the Board of Directors of Cap Gemini SA has implemented the prin-iples of good governance applicable today. For example:
- *detailed Rules of Procedure were established in 2002;*
- *three - subsequently four - specialized committees were created (Audit Committee, Selection & Compensation Committee, Strategy & Investments Committee and Ethics & Governance Committee) whose role is to prepare and facilitate deliberation on issues that are subject to prior examination, and to submit opinions or recommendations on the appropriate decisions to be passed;*
- *a Code of Ethics was defined, published and implemented, stipulating a certain number of obligations for its members - compliance with such obligations is regularly verified;*
- *the personal circumstances of each director is examined in the context of his or her "independence" within the meaning of the "code de place" or stock market code for corporate governance ("a director is independent insofar as he or she has no relations whatsoever with the company, its group or its management, which may jeopardize his or her freedom of judgment");*
- *a regular self-assessment procedure has been determined and is implemented, with reviews of its operation and composition;*
- *payment of fixed directors' fees has been waived and payment of directors' fees in general is subject to directors and non-voting members being effectively present at the relevant Board and Committee meetings (payment per session).*

The Board of Directors of Cap Gemini SA, chaired by Serge Kampf and composed of 11 directors (*see opposite page*), assembled six times during the financial period 2007 with an attendance rate of 94%. It is assisted by an "advisory council" of three non-voting members (also appointed at a General Meeting) who are appointed for their competency, experience, authority and repute. Although they are not eligible for full directorships for several reasons (for instance, under the rules governing subsidiary mandates), these non-voting members take part in Board proceedings solely in an advisory capacity.
Human capital is the main value of the service industry in which Cap Gemini and its subsidiaries operate, so, not surprisingly, the Board of Directors pays particular attention to employee management (recruitment, education, remuneration, professional development, etc.) and to the drive of its senior management.

Group Management Team At 17 April 2008



Serge Kampf
Chairman

Executive Committee (9 members)



Paul Hermelin
CEO



Henk Broeders
Continental Europe and Asia-Pacific SBU (1)



Pierre-Yves Cros
Strategy



Philippe Donche-Gay
Western Europe SBU and Technology Services Global Coordination



Alai
Gene
Hu



Nicolas Dufourcq
Deputy General Manager and Chief Financial Officer



Philippe Grangeon
Marketing and Communication



Luc-François Salvador
Local Professional Services SBU (Sogeti)



P.
Outsou

(1) SBU: Strategic Business Unit

Other Group Directors

Members of the Group M



Philippe Christelle
Internal Audit



Lanny Cohen
North America CS/TS SBU



Stanislas Cozon
Public Sector



Jean-Pierre Durant des Aulnois
Operational Control



Hubert Giraud
Business Process Outsourcing



Bernard Helders
Manufacturing, Retail & Distribution Sector



François Hucher
Global Delivery



Greg Jacobsen
Telecommunications, Media & Entertainment Sector

E



Colette Lewiner
Energy, Utilities & Chemicals Sector



Patrick Nicolet
Sales and Partnerships



Lan O'Connor *
"I³" Transformation Program



Salil Parekh
Coordination of Operations in India SBU



Baru Rao
Capgemini India



Isabelle Roux-Chenu
International Legal Affairs



Antonio Schnieder
Consulting Services Global Coordination



Lucia Sinapi
Risk Management & Corporate Finance

R

* *Lan O'Connor was not on Capgemini payroll as at 31/12/2007 and was therefore not mentioned in Note 28 of the Consolidated Financial Statements as at 31/12/2007.*

** *Raymond J. Spencer was not on Capgemini payroll as at 31/12/2006 and was therefore not mentioned in Note 24 of the Consolidated Financial Statements as at 31/12/2006.*

The Management Team. Capgemini's closeknit governance body befits a multinational group with a decentralized organization structure.

The principal mission of the Management Team is to lead, coordinate and supervise the operation of the organization, composed of the holding company and its operational subsidiaries.
The CEO holds executive authority, and is fully empowered by law to act in the name of the company in all circumstances. His duties consist principally of the following:

- To meet with clients, to address any issues that may arise concerning their relations with the Group's subsidiaries, to widen the scope of cooperation with clients, etc.;
- To develop direct relationships with important potential clients and actively support the sales and marketing initiatives of the operatives targeting these prospects in the discipline or country concerned;
- To visit as often as possible Group managers and employees working for all Strategic Business Units, whether remote or close to Paris;
- To ensure that the Group maintains relations, at a very high level, with other market stakeholders, whether they be partners or associates, competitors, regulatory or controlling authorities, analysts, members of the general or technical press, members of the financial community or others;
- To lead or chair the meetings of the various committees whose responsibility is to assist him.

He defends the values and principles that have governed the Group for the last 40 years, he designs and masterbuilds the strategies passed by the Board of Directors, guarantees the appropriate utilization of resources, ensures that annual budgets are prepared and complied with, and supervises both the first circle of senior executives who report directly to him, and the second circle of managers reporting to these senior executives.

When performing these assignments, the CEO is assisted by:

- Functional directors responsible for one core function, required for the company to operate correctly (see page 26).
- Operational directors responsible for the sales activity, the due completion of client projects and the management of employees in a given region (this applies to two of the four Capgemini disciplines, Consulting and Technology Services) or in all countries where the Group has significant presence (this applies to the two other disciplines, Outsourcing and Local Professional Services).

In addition to maintaining permanent contact with the CEO, these directors assist the Management Team, in an advisory capacity, within four specialized committees:

1. The Executive Committee, which governs the Group and comprises, to date, eight "ministers," under the authority of its "prime minister," as follows:

- four functional directors:
    - Chief Financial Officer (also Deputy CEO),
    - General Secretary (also Director of Human Resources),
    - Director of Marketing and Communication,
    - Director of Strategy;
- and four operational directors:
    - Director of Western Europe,
    - Director of Continental Europe and Asia-Pacific,
    - Director of Outsourcing Services,
    - Director of Local Professional Services (Sogeti).

Executive Committee proceedings, held on Mondays (by telephone conference, if required), last for several hours a cover any issues concerning the Group's general management, the budget status and any appropriate correct measures to be determined, the major projects under negotiation, the instances of arbitration, etc.

2. **The Group Management Board**, comprised of the nine members of the Executive Committee in addition to the following members:

- Director of North America
- Director of the Financial Services S.B.U. (principally ex-Kanbay)
- Director in charge of the coordination of Group operations in India
- Director in charge of Global Coordination of the Consulting Services business
- Director of Sales and Alliances
- Director of IT Production and Quality

A Group Management Board meeting is convened every six weeks (eight times a year). Its principal mission is to p pare Executive Committee proceedings and decisions by reviewing any issues submitted for a decision and to g recommendations on the appropriate action to be taken. It also contributes to the preparation and implementat of plans with a view to developing Capgemini's relations with its major global clients. The Management Board also ste and oversees the implementation of the "I³" program in each major Strategic Business Unit.

3. **Group Review Board**, whose mission is to examine and authorize (or veto) major sales proposals in the cou of preparation and negotiation.

4. **Mergers & Acquisitions Committee**,Mergers & Acquisitions Committee, whose mission is, as its name sugge to examine the opportunities of acquisitions, presented to or identified by the Group. It then makes the appropri decisions on such matters and prepares a file, if relevant, which is submitted to the Board of Directors for discuss and approval.

Each of these four committees is chaired by the CEO. Proceedings are recorded in the form of Minutes of Decisio which are prepared by a secretary or by a member attending the relevant meeting. The CEO may, if he consider necessary or fit, present a review of this work to the Board of Directors or to a specialized committee.



Jean-François Larrieu, *Lagoon*

Central Group Departments. Their mission is to guarantee overall cohesion while fostering Capgemini values within the operational entities.



In multinational corporations with structurally decentralized organizations, it is essential to guarantee overall cohesion by providing the impetus and support the operational subsidiaries need. This principle of decentralization, which has been one of the factors of the Group's success since its formation in 1967, entails strict compliance with a certain number of rules relating to finance, human resources, sales strategy, marketing & communication and legal affairs.
Hence, the mission of Internal Auditing is to ensure the correct application of the rules and values upheld by Capgemini. The Group Management has the role of steering its strategy and controlling operations with the assistance of the five principal Central Group Departments as follows:

– Financial Department, that ensures the preparation of budgets and the monitoring of performance, control and reporting, accounting, bookkeeping, consolidation and compliance with accounting and reporting standards, cash management, preparation of tax returns and processing of all fiscal matters, merger and acquisition controls, and compliance with obligatory financial reporting requirements. The Deputy CEO, currently responsible for the Financial Department, also oversees purchasing and procurement, in-house IT and risk controls for pre-sales commercial proposals. The IT Quality and Delivery Department also reports to it, the latter's role being to define and disseminate the delivery methods operative within the Group, to ensure certification for Project Managers, Architects and other specific professions and, lastly, to ensure intervention by specialized "flying squads" in the event of high-risk projects.
– Marketing & Communication Department, that defines both the Group's mainstream marketing and its internal and external communication strategy, and ensures their implementation within the strategic business units; it guarantees the proper utilization of the company name, brand and image across the world and provides a lever for sales and recruitment.
– Strategy Department, that principally analyzes and prepares recommendations for the strategic orientations envisaged both by the Group Management and by the Board of Directors, together with the Strategy and Investments Committee reporting to the Board.
– Sales and Partnerships Department, that principally leads the Group's commercial activities and oversees key account management and relations with Capgemini's major partners.
– General Secretariat, that coordinates legal affairs, which are divided into two departments: one deals with international transactions and legal matters related to Group operations; the other ensures the correct operation of all corporate bodies (Board of Directors, specialized committees, and general meetings, etc.) and is responsible for any legal transactions affecting the general organization of the Group. The General Secretariat also manages the Human Resources Department, whose role is to coordinate the HR policies implemented by the strategic business units involving, in particular, the retention of managers with high-potential profiles. This department also runs the Capgemini University, which provides the necessary personal development resources for Group managers and employees (training courses in new technologies, sales and marketing, major project management, leadership, etc.) and is an attractive "meeting point."

All these teams, with the Group Management at the hub, reflect the diversity of the Group (more than 15 nationalities are represented). They are deliberat kept small in number (in 2007, 159 members for a employing 83 508 people) in order to give free rein to the entrepreneurial spirit and sense of personal responsibility of the line managers.

Photo: Group Headquarters, rue de Tilsitt, Paris.


AU BON MARCHE
GANTS, DENTELLES
L'ART·POUR·TOUS
LES AMANTS de Venise
La Pièce
2F 60.
DISQUE
«THAMARA-BOUM
Capital Social
SIÈGE SOCIAL
17
Rue Louis le G
PARI
ELIZABETH DONNE UNE FILLE A L'ANGLETERRE
VIN DE VIAL
MARIAGE PRINCIER
U LUXEMBOURG
CP 120

Jean David Chétrite, *Unknown Lady in Venice*



Geny Detto, *Byzantium*

onsulting Services. The strong acceleration in growth recorded for 007 was underpinned by an organization focused on a few key sectors, ı addition to the service excellence and global mobility f its consultants.



10.1%
10.5%
+4.5%
Revenues*
2007/2006
2006 2007
Operating margin

constant scope and exchange rates

Background. *"2007 was the best year in the decade for consulting services,"* according to the experts from French research firm Pierre Audoin Consultants (PAC). An extremely favorable economic climate encouraged companies to develop global-scale strategies, to undertake acquisitions, and to rethink and restructure their core processes. This has led to a sustained demand for consulting services in the areas of business strategy, organization and transformation. Likewise, an abundance of transformation programs has been implemented for public services in Europe. Both public and private organizations now require multi-disciplinary teams, consisting of top experts in each field, and previous international experience is particularly appreciated. *"In exchange, clients are prepared to accept high rates and to expand the scope of their contracts,"* note the PAC consultants.

Taking stock of 2007. *"The general sales trend, particularly in the second half of the year, was very positive,"* according to Antonio Schnieder, Director, in charge of Group Global Coordination of Consulting. *"We were particularly successful in the business transformation segment thanks to the roll-out of our Transformation Consulting 21 program* [-▸ GLOSSARY]." In general, the scale of Consulting contracts increased in 2007, compared with 2006, and involved more consultants from a variety of backgrounds, both geographically and in terms of Group disciplines. For clients in telecommunications, for example, 54% of Capgemini's consultants performed assignments outside their home countries. Likewise, French savings bank Caisse d'Épargne engaged a cross-disciplinary team to deliver both Consulting and Technology services for the transformation of its IT systems, a project amounting to €60 million. Moreover, the drive towards industrialization within the framework of the "I³" program is also present in the Consulting discipline, as demonstrated by the creation of a powerful center in India to provide research and to analyze the appropriate market data in order to gain business insight.

Prospects for 2008. *"Our main priority is to step up the development of the strategic consulting business. Indeed, it is essential for Capgemini to be at the source of the decision-making process in order to grasp fully and to anticipate those organizational changes that will influence a client's IT systems in the future,"* explains Antonio Schnieder.

e discipline. Consulting Services generated 8.7% of Group revenues, h 4 966 employees as at 31 December 2007. This entity offers ategic consulting and business transformation services. Since 2007, discipline has been split into three large areas – Western Europe, ntinental Europe / Asia-Pacific, and North America.

ent story. The British Government is tightening border security to monitor immigration better d to fight organized crime and terrorism. e-Borders program was launched for this rpose in 2002. Capgemini, having advised Home Office for the definition of this program, ow responsible, within a consortium, developing its IT architecture. This involves, particular, designing the business processes d organizing the primary data flows.

1967-2007, Capgemini is celebrating its 40th anniversary. The signature of a cooperation agreement, in 1970, with the French firm Bossard opened up a new strategic avenue and a new discipline for the Group – organizational consulting. The judicious foresight of Serge Kampf in grasping the complementarities of IT and consulting services led to the formation of Gemini Consulting [-▸ GLOSSARY] in 1991. Today, the strategic consulting activity has become an indispensable and trailblazing activity for the Group, in helping its clients accomplish their transformation projects.



"We wish to reinforce our Indian teams, particularly in the areas of research and analysis, in order to deliver rationalized world-class content for our clients. Moreover, we are hoping to go even further by giving our Indian colleagues the opportunity to come to work on consulting projects in the West. This will enable them to acquire invaluable experience through face-to-face contact with clients," Antonio Schnieder, Director, in charge of Group Global Coordination of Consulting.

Four disciplines

Technology Services. The performance of Technology Services, in 2007, was built upon its three assets: industrialization capacity, strength of innovation and the mobilization of its resources for major contracts.

1967-2007, Capgemini is celebrating its 40th anniversary. In the 1980s, Cap Gemini Sogeti made its entry on the design and installation market for mainframe IT systems. The acquisition of the French specialist in systems integration and large data networks Sesa, in 1987, put the company in prime position on the telecommunications and manufacturing, retail and distribution markets. The operation contributed to the transformation of Cap Gemini Sogeti, thereby increasing the share of intellectual services for complex projects.

Background. In a buoyant economic environment, 2007 was characterized by three major trends. First, many transformation projects requiring innovation were launched. These relate, in particular, to the European Union's SEPA [-› GLOSSARY] program for the harmonization of payments in Europe; the implementation of quadruple play [-› GLOSSARY] services in telecommunications; and the continuing modernization programs for public administration. Second, in industry, the demand for integrated SAP and Oracle management software remained very high. Last, the industrialization of services and recourse to offshore are now considered favorably by the market.

Taking stock of 2007. *"We recorded 11% growth in our revenues in 2007 and our operating margin was 8.9%, compared with 7.5% in 2006,"* announced Philippe Donche-Gay, Group Director for Western Europe and in charge of Technology Services Global Coordination. This performance can be explained by the winning of major contracts in this discipline, project input from the other Group disciplines and the increasing recourse to Rightshore™ [-› GLOSSARY]. The two-year overhaul of the IT system of the US telecoms operator FairPoint is a typical example of a contract containing each of these factors. This contract, in excess of €100 million and generated by the Consulting sector, mobilizes some 500 employees, 350 of whom are in India.

Capgemini launched a major exercise, in 2007, designed to identify and select potentially lucrative markets, such as business information management [-› GLOSSARY], in which the Group envisages attaining annual growth of approximately 30% in the next few years. Skills management remains another key preoccupation, with an emphasis on systems architecture expertise – a highly valuable market commodity – and on the management of large-scale projects.

Prospects for 2008. *"Despite an uncertain economic outlook, we have seen no lessening in demand in early 2008,"* observes Philippe Donche-Gay. Systematic recourse to Rightshore™ in project production, leadership in the business information management segment and signing some major contracts are the main items on the road map for 2008.



+11.0%
7.5%
8.9%
Revenues* 2007/2006
2006 2007
Operating margin

* At constant scope and exchange rates

The discipline. Technology Services accounted for 38.5% of Group revenu in 2007. The discipline employs 36 657 people and delivers various types o services: IT systems architecture, software package implementation, applicat development, IT consulting and the creation of innovative solutions.

Client story. The French banking group Caisse d'Épargne chose Capgemini for assistance in the transformation of its IT systems. The objective of this three-year project is to migrate the 17 curren systems into one single system. Our close proximit to this historic client and the innovative nature of the proposal helped us to win this contract, which mobilize 150 Group employees from the Consultin and Technology Services disciplines.

"The industrialization of services must take into account the need for the linguistic and cultural proximity that some of our clients demand. It is therefore vital to be able to offer alternatives to delivery centers in India as encouraged by the implementation of our 'I³' transformation program. Our installation in countries such as Morocco for the French-speaking market and Argentina for the Hispanic market fit perfectly into this scheme." Philippe Donche-Gay, Group Director for Western Europe and in charge of Technology Services Global Coordination.





Jean-François Larrieu, *Festive table*

Four disciplines

Local Professional Services. The relevancy of Sogeti's service offeri and its policy of targeting alliances, combined with the development of offshore in India, underlie its exceptional 2007 results.

1967-2007, Capgemini is celebrating its 40th anniversary. On 1 October 1967, Serge Kampf formed the Société pour la Gestion de l'Entreprise et le Traitement de l'Information in Grenoble (Sogeti). This company was already playing its client proximity card through an organizational structure that was based on the notion of a service network. Early in 2002, this template was successfully transposed when Capgemini formed the new Sogeti company for the delivery of local professional services. In 2003, the French company Transiciel was successfully integrated, thus making Sogeti the third Group discipline in terms of revenues and first in terms of operating margin.

Background. In a generally favorable economic climate, all companies are faced with the daily challenge of striving for excellence in production, logistics and customer relations, and in building and operating their IT systems accordingly. The already fierce competition between Western corporations has now spread into a global arena where newcomers from the emerging countries are causing price squeezes. *"Widespread low prices are pressuring operating expenditure considerably, and IT expenditure in particular,"* notes Luc-François Salvador, Sogeti's Chairman & CEO. *"IT has to take these cost issues into account since these organizations have to produce the same results, year after year, but often on a lower budget."*

Taking stock of 2007. *"Although 2006 was an excellent year, 2007 could be dubbed 'exceptional',"* continues Luc-François Salvador. *"Once again, we posted double-digit growth in revenues and profitability and this statement is valid for all Sogeti entities. A special mention goes to the United States, however, for its successful integration of Software Architects, and to Scandinavia and the Netherlands."*

Key to this performance was the success of software testing [→ GLOSSARY], with its revenues up by over 40%. Now one of the top-ranking companies in this activity, Sogeti has established a center in India where 500 employees work mainly on application testing. The firm's growth also springs from its close technology alliances with Microsoft and IBM, enabling it to provide a comprehensive range of high-performance tools for upgrading IT systems.

Prospects for 2008. In order to pursue this growth trend and to improve profitability even further, Sogeti is banking, in particular, on doubling its workforce in India according to the orientations set out in the "I3" transformation program. *"We would like to invest in a big way in high-tech consulting too, with the aim of having 250 engineers in India by the end of 2008,"* concludes Luc-François Salvador. *"The huge added value of this business line strengthens our global technology positioning as far as our clients are concerned."*


12.0%
+9.5%
9.8%
12
10
8
6
4
2
0
Revenues*
2007/2006
2006
2007
Operating margin

* At constant scope and exchange rates

The sector. Present in 14 countries, Sogeti generated just over 16.2% of Group r in 2007, with 18 382 employees working in the fields of high-tech consulting, ap management and IT outsourcing. Sogeti can be legitimately proud of its three m assets in these spheres: its geographical proximity to its clients, its technological expertise and its degree of commitment.

Client story. Total, the French integrated oil company, wishe establish a single type of workstation equipped with up-to-da technology that could be used by everyone within the Group Sogeti was awarded, in 2007, overall engineering responsibil the project. Approximately 65 000 workstations will be equip Microsoft Vista and the relevant security, electronic mail and applications. A team of 40 Sogeti engineers and consultants be involved in this project for its 15-month term.

"Above all, in addition to the company's progress, what I would like to see for our employees at the end of 2008 is daily satisfaction in a job well done. In our increasingly global industry, we are IT service craftsmen and women and are particularly proud of the fact."
Luc-François Salvador, Chairman & CEO Sogeti.





Claude Fauchère, *Saint-Malo*

Four disciplines

Outsourcing Services. Europe was the growth driver for this activi in 2007. The rationalization drive finally bore fruit so that contracts w expanded at record-breaking rate.

1967-2007, Capgemini is celebrating its 40th anniversary. At the end of the 1960s, Serge Kampf was convinced of the future boom in facilities management (today's outsourcing). In 1971, he therefore formed the company Eurinfor [→GLOSSARY] which grew and developed with the acquisition of Hoskyns, the leading British outsourcing company. Some years later, the Group signed one of the largest outsourcing contracts in history – with Her Majesty's Revenue & Customs in the UK – in 2003. This recurrent activity is a safeguard against any fluctuations or downturns in the economy and enables Capgemini to develop preferential relationships with its major clients.

Background. The worldwide outsourcing market has maintained its growth in 2007 – €195 billion excluding BPO [→GLOSSARY] – albeit slightly below 2006 according to the French firm Pierre Audoin Consultants (PAC). Outsourcing is still the top IT services segment in terms of volume, but the playing field has changed considerably in terms of types of services and forms of contracts. Companies capitalize on periods of growth in order to quicken their transformation and, to support these changes, outsourcing contracts often include both consulting and technology services. Moreover, clients are now looking for smaller-scale, five-year commitments rather than the once-traditional ten-year deals, so that the trend towards multi-sourcing is growing. *"We have observed that, when trust is firmly established between client and service provider, there is a tendency for tacit renewal,"* emphasize PAC analysts.
Taking stock of 2007. *"It was a good year since we met or exceeded our budgetary objectives (in terms of orders, revenue, margin and headcount) and we have concluded our Margin Acceleration Program [→GLOSSARY] some twelve months ahead of schedule,"* explains Paul Spence, Group Director of Outsourcing Services (OS).
In order to meet these targets, Capgemini pursued the industrialization of its outsourcing activities under its "I³" transformation program. The Group has also increased its delivery capabilities in India, Poland and China by near to 2 000 extra employees i.e., approximately 10% of the resources dedicated to this discipline. In addition, the organizational structure was reinforced around the accounts considered to be strategic in order to better understand, anticipate and respond to client needs. This has led to some major new contracts being signed in the United Kingdom and in the Netherlands. Capgemini also concluded some 20 contract extensions with the London Metropolitan Police, Matalan retail store and Prudential insurance in the UK; automotive companies General Motors and Visteon, and HP in the United States; and international construction-services provider Hochtief in Germany. *"These deals, which have reached unprecedented heights since the launch of outsourcing in 2001, create a virtuous circle of confidence for even further success,"* says Paul Spence.
Prospects for 2008. *"Overall, we intend to continue improving our operating margins in all our service lines in order to increase the aggregate margin for the discipline,"* adds Paul Spence. The priority in 2008 is to develop the mid-tier contracts.

The discipline. Outsourcing generated 36.(aggregate Group revenues in 2007. A five-s workforce comprising over 23 344 employe clients' IT systems or business processes (E depending on the contract.


12
10
8
6
4
2
0
+7.8%
3.1%
Revenues* 2007/2006
2006 Operating

* At constant scope and exchange r

Client story. The seven-year BPO f accounting contract, initially entere SKF with Capgemini, in October 20 outsourcing of these services in Eu was extended in 2007 by the Swec specialized in rolling bearings, to S activities. Services are delivered by Capgemini Rightshore™ [→GLOSSA in Katowice, Poland, where more t specialists serve this client.



"We are aiming to achieve BPO growth in excess of 15% in 2008, compared with the 12% attained in 2007. For this purpose, we are going to launch new offerings specifically for growing segments of the marketplace. In addition, growth in the BPO service line should be not only the strongest in the Group but also very profitable, which is why we intend to bolster up our dedicated offshore capabilities in this segment." Paul Spence, Group Director of Outsourcing.



Jean-Claude Quilici, *Back from fishing, Albufeira*



Public Sector. Tax and public security took primacy as growth drivers for Capgemini's Public Sector in 2007. Client proximity and combined disciplines played a key role in this regard.

The sector. Public Sector activity constitutes a 26% share of Group revenues in 2007. The four large domains involved are: tax, public security, health and local authorities in the major conurbations. Contracts often call upon three of the Group's business lines: Consulting, Technology and Outsourcing.

Public Sector share of Group revenues in 2007


Manufacturing, Retail & Distribution 28%
Energy, Utilities & Chemicals 13%
Financial Services 17%
Other 7%
Telecommunications, Media & Entertainment 9%
Public Sector 26%

Background. Tax continued to spur demand while public security is beginning to flourish. Improvements in tax collection and the fight against tax fraud are still major issues in the West and are becoming so in Asia. China, for example, has set up its first transformation program, amounting to €1 billion. In the area of public security, reinforcement of border and domestic controls, with the implementation of biometric identity checks, is spawning large new projects.

Taking stock of 2007. *"I am pleased with the close collaboration we have developed with our clients and the contacts made with our prospective clients,"* explains Stanislas Cozon, Group Director for the Public Sector. *"There are two good examples of this client proximity. One is the British tax and customs authorities (HMRC), which has signed an outsourcing contract extension leading up to 2017. The other is the four-year framework agreement – with a potential value of €100 million – signed with the Swedish tax authorities, after two years of close contact with and support to the client in assessing and formulating its requirements."* The e-Borders contract was also signed on a basis of this proximity with client administrations. The engagement, steered by the Raytheon consortium, consisted – for Capgemini – of defining the systems architecture and processes for extended border control in the United Kingdom. Also in the UK, a €230 million contract was signed with the public organization in charge of further education, thereby mobilizing Consulting, Technology and Outsourcing resources. In the United States, Group teams have strengthened their positions at the Homeland Security department. In China, a consulting assignment has been obtained for the e-government of Shanghai's town hall. *"Demand for consulting and management services is on the upswing in the Chinese market as a whole."*

Prospects for 2008. The transformations that have occurred and Capgemini's current successes may well mean that the Group acquires worldwide leadership in the tax field and becomes a key public security player in Europe. With this prospect in view, delivery of projects in India should increase, particularly with the implementation of the "I³" program. Finally, as Stanislas Cozon concludes, *"To help our development in the large cities segment, we are going to launch the Global City Leaders Forum* [→ GLOSSARY] *in 2008 so that we can encourage innovation and exchange."*

1967-2007, Capgemini is celebrating its 40th anniversary. *Whereas the private sector cut down on IT investments from year 2000 onwards the public sector began to invest massively. Some major programs were launched, in Europe, for the modernization of government. Sector expertise coupled with business line skills enabled the Group to win major contracts for administrations and ministries in Great Britain, the Netherlands and France. Bolstered by these successes, Capgemini is now targeting the US federal market*

Client story. In 2007, the European Commission awarded a consortium, which included Capgemini, the task of identifying the laws and regulations that impede business activity and shackle the labor market within its 27 member states - and the corresponding costs. Thus, 43 regulations in the 13 priority fields have been scrutinized in order to propose the appropriate measures to eliminate these obstacles. This large-scale 18-month contract is mobilizing Group consultants from 19 countries.



"With the strong positions we now hold, we wish to become one of the top five global players in the Public Sector. This involves developing further in the United States, the largest worldwide market; in Germany, which ranks second in the European Union; and in Asia." Stanislas Cozon, Group Director for the Public Sector.



Claude Fauchère, *Turnips*

Sectors of activity

Energy, Utilities and Chemicals. Capgemini boosted its worldwide leadership in the sector, won its first contracts in China and brought into play some innovatory offers in oil, gas and Utilities.

The sector. The Utilities segment alone represents two thirds of this sector's activity in 2007, which is slightly on the upturn compared with 2006, and accounts for 13% of Group revenues. In Europe, and now in Asia too, the Group is principally a vendor of consulting and project services, whereas outsourcing is in strongest demand in the United States.

Energy, Utilities & Chemicals
share of Group revenues in 2007


Manufacturing, Retail & Distribution 28%
Energy, Utilities & Chemicals 13%
Financial Services 17%
Other 7%
Telecommunications, Media & Entertainment 9%
Public Sector 26%

Background. Worldwide economic growth, driven by India and China, and the colossal energy needs of these two countries have caused a sharp and lasting hike in oil and gas prices. Furthermore, the tense geopolitical context and the scarcity of conventional oil [-› GLOSSARY] constitute a threat in terms of overall energy supply. Against this backdrop of tension, nuclear energy came back into the limelight with 30 power stations being built and 290 others planned. Also, as recently observed in the latest issue of the Capgemini European Energy Markets Observatory [-› GLOSSARY], the liberalization of gas and electricity in the European Union on 1 July 2007 has not yet produced the competitive impetus expected.

Taking stock of 2007. *"This financial year was marked by over 30% sales growth,"* says Colette Lewiner, Group Director of Energy, Utilities [-› GLOSSARY] & Chemicals. *"These excellent results are the result of project successes in all our disciplines in Europe and in North America, our strengthened positions with our major clients, a significant breakthrough in China and the deployment of new Utilities solutions. In addition, our leadership in oil services has been consolidated with a large number of contracts in the United States, the United Kingdom and Norway."* In China, the major nuclear (CGNPG) and oil (CNPC and CNOOC) players have called upon Capgemini to implement BPR [-› GLOSSARY] and integrated software packages. In North America, the smart meter [-› GLOSSARY] offering was selected by the Canadian electricity company Hydro One and the Californian, Sempra. In Europe, a large company signed up for an E-tailer [-› GLOSSARY] project in order to decrease the cost of its client relationships. Also, several large oil companies have been attracted by the Integrated Oil Field Operations [-› GLOSSARY]. This performance, encouraged by the implementation of the "I³" transformation program, has elevated Capgemini to prime position on the worldwide utilities consulting market, according to US research firm Gartner.

Prospects for 2008. Capgemini will continue to develop its offshore center in India, with particular emphasis on the SAP Utilities software package, and to produce tailor-made offers with the aim of strengthening its leadership. The Group will open an Excellence Center for the nuclear field. Consulting and project business should be fortified by the ongoing liberalization of the European Utilities market.

1967-2007, Capgemini is celebrating its 40th anniversary. The upheavals in the energy sector (market liberalization, consolidation, etc.) led the Group to form Cap Gemini Utilities on 1 July 1998. This strategic business unit was created especially for the oil, gas, electricity and water industries, in order to help these clients improve their competitive edge by focusing on their core business, whatever their activities may be – production, distribution or sales.

Client story. Eneco, one of the three major players in the Dutch energy market, outsourced its IT infrastructures, networks and data centers specifically to Capgemini in 2007. This contract, amounting to several tens of millions of euros, has been signed for a term of six to eight years. Technology and outsourcing teams, from both the Netherlands and India, are working on the project.



"New technology will have an impact on the entire value chain in Utilities: production, with third generation nuclear power stations, capture of CO_2 and 'smart' networks equipped with new types of sensors; and marketing and sales, with Web 2.0 implying a change of interaction with consumers. The combination of technology and innovation, such as Service Oriented Architecture (SOA) [-› GLOSSARY] is a major lever in redefining the whole sector."
Colette Lewiner, Group Director of Energy, Utilities & Chemicals.

Sectors of activity

Financial Services. Despite the crisis in the banking sector, the Group's new Financial Services entity, formed with the integration of Kanbay International, has been able to capitalize on dynamic markets.

The sector. Capgemini's Financial Services produced 17% of Group revenues in 2007. Its specialists, including a dedicate resource – comprising three-quarters of its workforce – in Indi serve 900 clients situated all over the world.

1967-2007, Capgemini is celebrating its 40th anniversary. In the mid 1990s, Capgemini developed sector competencies in insurance, then in finance and in banking, which are leading worldwide markets in terms of IT investment. The aim was to support these financial institutions for their complete transformation. Many projects were therefore implemented in Europe and in the United States. In 2006, the acquisition of the US-based Kanbay with its mature India-based Centers of Excellence and well established relationships with major global corporations, has strengthened the Group's positions in this sector.

Background. The subprime mortgage crisis [-› GLOSSARY] brewing in the United States finally erupted at the close of the year, causing an earthquake in the banking sector across the world with the consequent negative results announced by a large number of mainly American banks. *"This crisis nevertheless had little impact on major IT expenditure,"* concluded consultants from the French research firm Pierre Audoin Consultants (PAC). *"The banking sector was even one of the top investors in IT systems."* Obviously, some items of expenditure are incompressible regardless of the economic climate. These include IT and organizational compliance with regulations such as the SEPA [-› GLOSSARY], the MiFID [-› GLOSSARY] or Basel II [-› GLOSSARY]. The same is true of the rationalization of bank IT platforms and the emergence of new delivery models based on Rightshore™ [-› GLOSSARY] services. *"The current tectonic movements could accelerate with the subprime crisis,"* say PAC analysts.

Taking stock of 2007. The most significant event in 2007 for this sector was its reinforcement due to the creation, in April, of Capgemini's new global and integrated Financial Services organization, stemming from the merger of Kanbay International and segments of the Group's previous banking, finance and insurance capabilities. *"The efficiencies of the newly augmented financial services organization were evident in the second half of the year since our revenues have outstripped all the forecasts and profit margins were strong at year end,"* states Raymond J. Spencer, CEO of the Financial Services Strategic Business Unit. More than 30 new clients in North America and throughout Europe have placed their trust in Capgemini's new Financial Services. The insurance segment posted 28% growth by year end 2007. In addition, several major contracts were signed with banks located in Continental Europe, and past clients of Capgemini, using ex-Kanbay Rightshore™ services in India. Conversely, consulting assignments have been won with former clients of Kanbay. *"Neither individual organization could have sold these services separately,"* asserts Raymond J. Spencer. *"In this case, 'seamless service' takes on its full meaning as suggested by the "I³" transformation program."*

Prospects for 2008. Retail banking, finance and insurance, which are the prime IT markets, are all weathering the stormy environment early in 2008. Demand for cost management and, more especially, risk management systems are particularly in demand in the finance segment.

Financial Services share of Group revenues in 2007


Manufacturing, Retail & Distribution 28%
Energy, Utilities & Chemicals 13%
Financial Services 17%
Other 7%
Telecommunications, Media & Entertainment 9%
Public Sector 26%

Client story. STET (Systèmes Technologiques d'Échange et de Traitement), a subsidiary of credit institutions whose purpose is to set up a new interbank reta payment system and to renovate the technical infrastructure for clearing, has entrusted Capgemini with the main applications for its new Core system. In term, this system should process 12 billion payment transactions per year. In 2007, more than 55 Capgemini engineers contributed to its development by implementing the SOA [-› GLOSSARY] model.

"Our successes in France, Benelux, Denmark, Norway and Portugal with ten major financial institutions, including Société Générale and Euroclear, represent considerable potential for 2008 since each individual client may become a partner in the long term. Furthermore, given the current network banking consolidation, particularly in Europe, we will streamline our delivery model to better serve our multilingual and multi-cultural client base."
Raymond J. Spencer, CEO of the Financial Services Strategic Business Unit.





Geny Detto, *Into Amazonia*


OUEST
21
3
IDENTITY

Jean David Chétrite,
Family reunion,
Bollywood

Sectors of activity

Manufacturing, Retail & Distribution. Buoyant worldwide consumption helped sustain the activity in this sector in 2007, driven as it was by a keen demand for innovation and industrialization.

The sector. The employees who make up the Manufacturing, Retail & Distribution sector generated 28% of Group revenues in 2007. The clients of this sector are particularly keen on the Outsourcing and BPO [-› GLOSSARY] services offered by Capgemini and are attracted by its Rightshore™ [-› GLOSSARY] approach.

Manufacturing, Retail & Distribution share of Group revenues in 2007


Manufacturing, Retail & Distribution 28%
Energy, Utilities & Chemicals 13%
Financial Services 17%
Other 7%
Telecommunications, Media & Entertainment 9%
Public Sector 26%

Background. Buoyed up by growing demand in the emerging markets and relatively stable demand in the West, manufacturers and consumers remained robust purchasers of raw materials, goods and services. In this favorable context for consumption, new Internet developments (Web 2.0 [-› GLOSSARY], 3D display, etc.), offering greater interaction with the end client, generated sustained demand in the sector for innovative projects. The entire chain of operations, from design to payment and delivery, is indeed undergoing a profound transmutation. This has forced the protagonists in industry and in distribution to work in closer collaboration in order to propose more personalized products and services to the consumer.

Taking stock of 2007. The Manufacturing, Retail & Distribution sector saw its activity grow by 9% compared with 2006, to reach €2.3 billion. The high demand for integrated management software along with Capgemini's acknowledged expertise account in no small measure for these excellent results. For example, the Dutch supermarket chain Ahold awarded the Group a major project combining Consulting and Technology Services for the optimization of its supply chain. Contracts were also signed with the German manufacturer Daimler and the Dutch group Philips. Successes with this type of client are built upon the capacity of Capgemini to mobilize international teams. *"We have stepped up our production capacity in India and China to better serve these major clients and we are continuing along this path,"* says Bernard Helders, Group Director of Manufacturing, Retail & Distribution. Capgemini's innovation capabilities also play a decisive role. Companies looking to place the consumer at the heart of their strategy, in particular through micromarketing initiatives, are always on the look-out for innovative solutions. These solutions are based on technologies that are either mature, such as customer relations management, or else emergent, such as RFID [-› GLOSSARY], Global Data Synchronization [-› GLOSSARY], Near Field Communication [-› GLOSSARY] or APS [-› GLOSSARY].

Prospects for 2008. The implementation of the "I³" transformation program will allow Capgemini to offer ever more innovative solutions accompanied by a high degree of industrialization in project delivery. These positive contributions from the Group should encourage clients to continue investing in their IT systems.

1967-2007. Capgemini is celebrating its 40th anniversary. At the end of the 1990s, the acceleration in takeovers, the explosion of new technologies and the growing interaction of companies with their clients and suppliers all had a significant impact on the Manufacturing, Retail & Distribution sector. Capgemini was then able to propose complete and innovative solutions for these three segments by harnessing consulting, IT and sectoral skills. General Motors, Procter & Gamble, Heineken, Daimler, FedEx, Reebok – the list of successes on both sides of the Atlantic continues to grow.

Client story. The Dutch supermarket chain Albert Heijn awarded Capgemini a pilot project for the optimization of its sales processes in 2007. Some innovative technologies have been included in this project such as mobile phones that can read the data in the RFID tags attached to the shelves on which the products are located and then selected by the client. The entire shopping list information is then transmitted – via Near Field Communication – to an express check-out for payment.



"In order to be considered by the major international corporations as a world-class player, we need to reinforce our capacity for industrialization and make ourselves stand out from the pack by proposing higher levels of expertise in targeted domains, such as customer relationship management in the automotive industry."
Bernard Helders, Group Director of Manufacturing, Retail & Distribution.

Sectors of activity

Telecommunications, Media & Entertainment. The convergence phenomenon continues to generate strong demand for consulting and IT services. Capgemini has all-round expertise to meet these comp and constantly evolving requirements.

The sector. Telecommunications, Media & Entertainment account for 9% of Group revenues in 2007. This sector combines consulti and technology expertise with a global production model referre as Rightshore™ [→ GLOSSARY], its center of gravity being in India.

1967-2007. Capgemini is celebrating its 40th anniversary. The Group acquired considerable respectability in the telecommunications sector in 1983 by winning a prestigious contract from the Direction Générale des Télécommunications, now called France Télécom, for the French electronic phone book Minitel, which was then the largest distributed IT system in the world, and heralded the network systems of the future. This technology feat propelled Cap Gemini Sogeti to the forefront in the global arena. The takeover of Sesa – also involved in the Minitel project – enabled Capgemini to become a leading global consulting and technology specialist in the telecommunications sector.

Background. The telecommunications market sustained tectonic movements in three strata. First, the Western market has reached such a state of maturity that telecom operators have had to find new growth opportunities. A prime example is the €11.1 billion buyout by British group Vodafone of its Indian counterpart, Hutchison Essar, which led India to become its principal market. Second, major IT players have decided to invest in the mobile phone market. Examples of this are the open-source mobile phone software developed by Google, which has now applied for a license to operate in the United States, and the iPhone terminal launched by Apple on the basis of an unprecedented business model. Third, ongoing consolidation of land and mobile phone operators has been highlighted by the recent takeovers of Swedish company Tele2 by Vodafone and of French company Neuf Cegetel by SFR.

Taking stock of 2007. *"Capgemini's order books are filling up twice as fast as the overall market average. Movements in the sector have generated client needs in three areas: consulting services, to define strategies and build business models and organizations; technology services, to adjust the IT systems to the new forces at play in each discipline and launch innovative services; and outsourcing services, to become cost-effective and simplify the business processes. The "I3" program has helped us respond to these needs efficiently,"* to quote Greg Jacobsen, Group Director of Telecommunications, Media & Entertainment (TME). Furthermore, the growing convergence of telecommunications and the media means that many consulting assignments have been performed for large players such as Canal +, Lagardère, Time Warner, ITV and the BBC. In addition, Capgemini rediscovered a previous growth driver in the rationalization of invoicing systems. The idea is to decrease operating costs while increasing flexibility. SFR and the Australian firm Telstra are examples of contracts won in this field. As for outsourcing, telecom operators are ready to make the break.

Prospects for 2008. *"Convergence has had a positive effect on the market, which should sustain and accelerate our growth,"* says Greg Jacobsen. In order to capture further opportunities in this sector, Capgemini has established a dedicated organization in India, consisting of 1 000 people, which should double in size in 2008. This structure will supply tailor-made outsourcing offers and services to clients in North America, Europe and Asia.

Telecommunications, Media & Entertainme share of Group revenues in 2007


Manufacturing, Retail & Distribution 28%
Energy, Utilities & Chemi 13%
Finan Servi 17%
Other 7%
Telecommunicatio Media & Entertainment 9%
Public Sector 26%

Client story. Capgemini North America was selected by the US comm cations provider FairPoint, in 2007, to develop its IT systems further tc merger. This project consists in entirely rebuilding the information sys infrastructure of the new organization and redefining its operating processes, and draws upon the Group's consulting and technology disciplines. Some 500 employees, including 350 in India, are working the FairPoint project.

"The market is still booming, but is undergoing profound changes. We have to understand the ensuing repercussions in order to transform them into commercial successes. Capgemini has a laboratory in India for this purpose, which studies the impacts of such transmutations on the business models and technologies of our clients." Greg Jacobsen, Group Director of Telecommunications, Media & Entertainment (TME).





Jean-François Larrieu, *Hong Kong*



Yoël Benharrouche, *Flowers from heaven*

Capgemini worldwide. The Group, having developed its worldwide presence on a purely commercial basis for many years, is now adopting a global delivery approach.

In order to offer its clients the best compromise between "offshore" (delivery from centers in, for example, India, China or Argentina), "nearshore" (delivery on the same continent, for example, Spain or Poland for the European market) and "onshore" (local delivery to the client – on-site or off-site, i.e., from centers utilizing the same methods), Capgemini has developed the Rightshore™ [→ GLOSSARY] offering for delivery of its IT services. This approach is highly flexible since it can be adapted to clients' demands in terms of costs, deadlines, or even cultural or operational proximity if required. Alternative solutions to ordinary offshore proposals have become indispensable to the whole process and Capgemini's establishment in Morocco (for the French-speaking market) and in Argentina (for the Spanish-speaking market) in 2007 bear witness to this concern.

On 1 January 1975, the leading European IT services group Cap Gemini Sogeti was formed in France, just seven years after the creation of its parent company, Sogeti, in Grenoble. At that time, the Group had less than 2 000 employees spread across approximately 20 countries, thus demonstrating a firm intention to maintain its geographical proximity to its clients. The company's expansionist approach – still valid today – aimed *"to consolidate the business where it was strong already or where it had good chances of becoming so,"* says Serge Kampf, Founder Chairman of the Group.

This policy was manifested, in the 1980s and 1990s, by the large number of acquisitions made by the Group in Europe (notably in the Netherlands, the United Kingdom, France and Scandinavia) and, from 1985 onwards, by its establishment in the United States, where the Group would attain significant stature with the acquisition of Ernst & Young Consulting in 2000. Moreover, *"growing globalization has driven Capgemini to provide support to its major clients in their geographic expansion. In doing so, the Group has been able to develop its presence in other countries on a stable basis,"* emphasizes Patrick Nicolet, Group Sales and Partnerships Director.

Capgemini is still concerned with the issue of client geographical and cultural proximity, even though most clients have maintained a largely national profile. The concept of "Intimacy," developed within the framework of the "I³" program, is a clear example of this proximity, which is part of Capgemini's historical identity.

For many years, the dominant IT services model dictated that services were provided *in situ*. The "industrialization revolution" began in the 1990s, under pressure from large North American clients demanding complex projects at ever lower prices. However, it was also the result of a shortage of human resources in the industry (especially in the United States) and of the massive explosion of telecommunications. This generated a new delivery model comprising, for part of the contract, services subcontracted to countries with cutting-edge expertise available at a low cost. The Group's expansionist dynamics were reconfigured accordingly and the first two Capgemini delivery centers were opened in India in 2001, following in the wake of a movement initiated by Ernst & Young. The Group's presence in the Indian sub-continent was also strengthened, last year, with the acquisition of Kanbay.

"Delivery sites, in countries where the Group has very little sales activity, such as India, China and Poland (the latter specializing in BPO [→ GLOSSARY]) – and, more recently, Morocco, Argentina and Brazil – are now clearly visible on the Capgemini world map," says Henk Broeders, Director Continental Europe and Asia-Pacific SBU.

With its 83 508 employees in 32 countries across 18 time zones, Capgemini aims to create a new, fully integrated sales and delivery model. This ambition is at the core of the "I³" program launched in September 2006, with implementation due to be completed in 2008. According to this model, sales and delivery are no longer undertaken in a single country and by a team of local employees. These are now the responsibility of an integrated multi-national and cross-disciplinary team. The project's IT development is carried out by a delivery center specializing in a particular technology and/or sector of activity. This means that the Group will be employing globally integrated teams from pre-sales to delivery of the finished project in compliance with the requirements of large corporations such as General Motors, FedEx or HP. All these companies demand highly specialized expertise at competitive prices when outsourcing large contracts to external service providers.

The way ahead – a global integrated group. Capgemini is present in 32 countries with a workforce of 83 508.

The Group is organized in eight regions, characterized as follows:

- Sales and delivery not only via local resources but also multinational and cross-disciplinary teams.
- Delivery centers specialized by technology and/or sector of activity, which take into account the linguistic and cultural specificities of their clients.


8 857

Breakdown of regions by employees in 2007

North America
Canada
United States of America
Mexico
8 857 employees

United Kingdom and Ireland
8 482 employees

France
Morocco
21 138 employees

Southern Europe
Argentina
Brazil
Spain
Italy
Portugal
6 836 employees

Nordic Countries
Denmark
Finland
Norway
Sweden
3 942 employees

Central Europe
Germany
Austria
Croatia
Hungary
Poland
Czech Republic
Slovakia
6 274 employees

Benelux
Belgium
Luxembourg
The Netherlands
9 492 employees

Asia-Pacific
Australia
China
Dubai
India (including 16 939 employees)
Singapore
Taiwan
18 487 employees


3 942
9 492
6 274
18 487


MHN

Pierre-Jean Couarraze, *MHN*, detail

Human resources, Training, retaining and mobilizing: the true face of the Capgemini Group.

Since its founding in 1967, Capgemini's success has always been grounded in the quality and engagement of its managers and employees. From the takeover of the French company CAP, in 1973, right up to the acquisition of Kanbay, in 2007, the Group has always been able to attract fresh talent and expertise while respecting the individual identities of its people to mobilize them around shared aspirations, and a common culture and values. All this information is transmitted via a powerful in-house medium: Capgemini's Intranet called Talent.

2007 was also a year of transformation in three areas: recruitment and retention, personal development through training and leadership growth for Capgemini's managers. "*We are putting into practice the three key principles laid down by Serge Kampf as far back as 1975. First, very strict respect for diversity; second, prioritizing the management of individuals; and third, close attention to the personal development of each staff member,*" emphasizes Alain Donzeaud, Group Director of Human Resources and General Secretary.

Breakdown of Group workforce by age


60
50
40
30
20
10
0
Dec. 2005
Dec. 2006
Dec. 2007
6.5
9.2
6.5
45.2
45.8
50.7
30.4
28.6
26.4
14.2
13.2
12.6
3.7
3.2
3.8
20-24
25-34
35-44
45-54
55 +

2007 saw an upturn in the expansion of Capgemini's workforce under the dual effect of its acquisitions, notably the integration of Kanbay International early in the year, a company strongly established in the United States and in India but also in the United Kingdom, which has sustained organic growth. The Group recruited more than 24 800 people in 2007, a 23% leap forward compared with the preceding year, thus bringing employee numbers to a record breaking 83 508 as at 31 December 2007. This trend is applicable to all regions, particularly India, and its dynamism is reflected throughout the age pyramid. Indeed, more than half of the new recruits were aged between 25 and 34, and the number of employees who have been with the company for more than five years has stabilized.

The turnover of staff in the Group (i.e., the percentage of voluntary departures) is 18.6% this year, which is a standard feature in the industry insofar as the market is buoyant. In order to maintain the Group at the standard average observed within the sector, different tailored training programs have been organized, depending on the particular geographical area and disciplines involved. Furthermore, Capgemini was rated sixth best employer in the IT industry.

For the purpose of getting the very best out of its human assets, Capgemini lays great emphasis on training, a factor that does much to motivate its personnel in an industry where technologies and working methods are constantly evolving. Capgemini University has become the heart, home and hub of the training goals. The campus at Les Fontaines in the north of Paris has seen its attendance rate rise by 30% in the course of the year. The University dispenses courses in each country, using local facilitators. Lastly, a University has been established in Hyderabad, India, in response to the Group's specific need to develop in this country. Courses and seminars at the Capgemini University are prepared and dispensed by Group experts and high-profile external speakers. Moreover, intervention by Capgemini's top management has covered a wide range of subjects. More than 30 000 days of training have been dispensed to approximately 9 000 participants. In 2007, the US International Quality and Productivity Center (IQPC), founded in 1973, awarded Capgemini's University its Best Innovative Corporate University and Best Mature Corporate University prizes.

Also recognized by the IQPC for their innovative character, the Capgemini "Business Priority Weeks" (BPW are train sessions designed to raise the awareness of Capgemini employees from every geographical or business backgrou to key issues, and galvanize them around these issues, in order to create a common discourse across the Group) at the center of the «I³» transformation program. In 2007, the issues around «I³» were at the heart of these BPW. *"W. we have observed,"* confirms Steven Smith, Director of the Capgemini University, *"is that the added value of int national, intra-community learning applies not only to sharing and learning from our colleagues from different pa of the world, but also from those with different professional skills."*

No fewer than 80 000 training sessions were laid on in 2007, representing a 25% numerical increase over 2006 a 30% in volume of hours. In particular, 41 000 people used the online training programs accessible via the My Learn system.

Moreover, the Executive Talent management program is designed to train the high-profile leaders of tomorrow a to help all experienced managers optimize their potential and develop a career path. For the latter, evaluation int views, talent management committees and the definition of succession plans constitute the key elements of a p cess that is monitored at the highest level by the Nominations and Remunerations Committee of the Board Directors. In addition, the top 150 managers of the Group have been tracked for two years by the central mana ment, and in each Business Unit, via specific programs. Last but not least, a new Executive Education Schoo being launched in 2008.

"We have crafted a compelling Talent management & development value proposition for our top executives, wh takes into consideration Experience, Exposure & Education and will support our leadership needs up to 2010 a beyond," says Marie-Laure Rivier, responsible for talent management in the Group.

Corporate Social Responsibility (CSR) and sustainable growth.

How can a large international group address the issue of Corporate Social Responsibility (CSR) [→ GLOSSARY]? Of cour it may just address the regulatory and ethical aspects of CSR but, although such aspects are fundamental, they are i all-encompassing since they are frequently restricted to a list of actions arising from a statement of mainstream pi ciples. In 2007, Capgemini did not go down that route for this very reason, and because it was in its interest not to so. In fact, global reach and local roots go hand in hand involving the active implementation of voluntary process Moreover, CSR language is universal, it speaks to everyone, its message rallies people because it responds to fun mental reflexes that exist in many different cultures and right across the whole corporate spectrum. People are conc ned about these issues and demand CSR policies that reflect the ambitions of the Group employing them. Neverthele the initiatives proposed must be sufficiently galvanizing to foster whatever personal contributions people may wish make.

In 2007, Capgemini's response to the CSR call was:

- An internal communications campaign called "The Other Face of Capgemini" that describes the Group's comn ment to CSR and to sustainable development, with a round up of best practices, both global and local. During t campaign, hundreds of employees published, on the Group Intranet, accounts of their personal experien (work life or private life) and downloaded posters and other material demonstrating Capgemini's commitm to CSR. *"In 2008, we shall continue to harness the talents and passions of our employees to proceed toget along the path of social stewardship and sustainable development with appropriate action,"* says Caro Nimmy, the Group's international CSR director.
- Capgemini has selected just one single target for in-depth involvement and action in three concrete domain which progress can be benchmarked on a short-term basis. These are alternative energy and environmer care, the fight against poverty and women's personal development.

How, in 2007, did Capgemini say what it was doing and do what it was saying?

Environmental care. In 2007, Capgemini wished to prove that the protection of the environment and the devel ment of alternative energy were not just facile concepts or empty statements. The Group has adopted two initiati embracing:



Claude Fauchère, *Horizon*

- In France, the third edition of the Capgemini Consulting Trophy, consisting of savings initiatives for highly innc vative and cost-effective alternative energies and clean technology. This project, conducted in partnership wit the prestigious French HEC (École des Hautes Études Commerciales) School of Management and the Instit d'Études Politiques, received excellent press coverage via the French daily financial newspaper *La Tribune*.

- Capgemini pledged its commitment once again to the United Nations Global Compact. Companies that sign th compact actively implement the ten stipulated engagements concerning human rights, environmental footprin labor rights and the fight against fraud. Last but not least, Capgemini signed the "Caring for Climate" statemen at the close of the year, and endorses this statement by putting the measures into practice itself. The Group wa the first company, in its sector, to measure and disclose its carbon footprint both in the Annual Report and in th CDP (Carbon Disclosure Project), an independent organization for informing shareholders and managemer about the impact of climate changes on companies' values and commercial action.

Capgemini and the fight against poverty.

- Strong support for the Naandi Foundation in India, over the last eight years, continues to help tackle the huge cha lenge of serving the nation's needy. In Sanskrit Naandi means "dawn" or "new beginning." This private–public par nership seeks to eradicate child poverty and is led by prominent Indian business people and thinkers. Fro local to global: now Capgemini Norway and Sweden have both joined Capgemini India with their own direct pa ticipation in the Naandi Nanhi Kali program focusing on the education of girls in Maharashtra.

- More than one million young people are socially excluded in the United Kingdom, with no access to educatio training or employment. The Prince's Trust helps approximately 100 additional young people every day. Targ ages range from late teens to under 30s with entrepreneurial ambitions. In 2007, 150 were directly mentore by Capgemini UK personnel. Furthermore, a three-year Capgemini plan aims at delivering £1 million (mo than €1,3 million) worth of benefit to the trust through fundraising ventures such as the endurance races in Cos Rica or Namibia. The next stage is to involve clients and partners in this type of event, which mobilizes mar people.

- Sogeti, the Group's Local Professional Services, continued its ten-year association with PlaNet finance, a partne ship making significant contributions to alleviating poverty in some of the world's neediest communities throug the distribution of micro-credits. These projects involve 150 million people across the world within 10 000 org nizations. Sogeti, for example, hosts a range of PlaNet Finance applications on its in-house computer system

Capgemini and women's' rights. In 2007, Capgemini gave support to women's initiatives. The Group supported th International Women's Day on 8 March during which Paul Hermelin, Group CEO, gave an international conference c presentation, thus drawing attention to the Women's Council in the United Kingdom, North America and Indi Concrete actions were undertaken in many other countries. In addition, for the second consecutive year, Capgemi UK was listed in *The Times* as one of the Top 50 Places Where Women Want to Work.

The concrete initiatives and actions undertaken by Capgemini, in 2007, signaled its commitment to CSR in 2007. Th commitment has not gone unnoticed: the Group received an award in November, recognizing both its implement tion of CSR practices and its local work with the China Corporate Citizenship Committee.



Jean-Claude Quilici, *Mykonos, the quay*

[illegible] was a positive year for [illegible] in many countries. The Group [illegible] significant [illegible] business [illegible] Capgemini was official [illegible] and technology sponsor [illegible] **2007 Rugby World Cup**. An [illegible] **advertising campaign** [illegible] The **"I³" transformation program** is now operational [illegible] Strategic Business Units [illegible] recent acquisition and **integration of Kanbay** was a resounding success. Last but not least, this [illegible] the **fortieth anniversary** [illegible] of Capgemini [illegible] its history and to its values.

Publication of the first global insurance study | Success in telecommunications in the United States | Announcement of the 2006 results | Global developments for Sogeti | Banedanmark capitalizes on Capgemini's Rightshore™ model | Publication of the World Retail Banking Report | Sogeti awarded for its alliance with IBM | Publication of a corporate transformation survey | Matalan's new outsourcing contract with Capgemini U.K. | Capgemini boosts BPO in North America | Establishment of a Rightshore™ center in Morocco | Capgemini selected to design a database for the U.K. Department for Children, Schools and Families (DCSF) | Capgemini's head office decked out in the Rugby World Cup colors | Strategic partnership with Google | Outsourcing contract with NXP Semiconductors | Technology contract with the Dutch operator KPN | Publication of TechnoVision 2012 | Capgemini optimizes Swedish tax office performance | New global advertising campaign for Capgemini | The Learning & Skills Council selected Capgemini U.K. as preferred partner | Opening of the first Rightshore™ center in South America | Extension of the Capgemini – HM Revenue & Customs contract | A "communicative" TGV | Nicolas Dufourcq, Best Chief Financial Officer in 2007 |



January. FairPoint agency in Cornell (Illinois).



March. Meeting of Sogeti employees in Mumbai (India).



March. Danish railways managed by Banedanmark.



May. Rightshore™ center in Mumbai (India).



June. Rightshore™ center in Casablanca (Morocco).



August. Group headquarters decked out in Rugby World Cup colors.



May. Capgemini in Buenos Aires (Argentina).

2007, some major highlights

January Publication of the first global insurance study | If a policyholder is satisfied, will this guarantee customer loyalty? Not necessarily, according to the first issue of the World Insurance Report, which contains in-depth research on the subject. The survey, conducted by Capgemini and the European Financial Management & Marketing Association (EFMA), covered 10 000 customers, insurance executives and distributors in six countries in Europe and the USA. Despite a marginal rate of dissatisfaction, 40% of the insured population switched non-life provider within the last five years. The main issue for insurers is that they have little contact with their customers, a situation exacerbated by the fact that so much information is available on the Internet. The most successful insurers – and those who offer added value – rely on information technologies to analyze their client data, to segment their customer bases and to comprehend their requirements better. They also focus on their distributor networks by providing easy access to updated data and other resources.

Success in US telecommunications | Capgemini is supporting FairPoint Communications, US specialist in rural telecommunications, for its merger with the landline organization of US telephone provider Verizon. The contract – in excess of €100 million – was one of the largest to be signed by the Group in the United States. Capgemini's objective is the convergence of all products and services on a new IT platform in order to manage 1.6 million extra telephone lines, build new operating centers and define a new organization for the integration of both operators' teams. Approximately 200 Capgemini US employees, based in Atlanta, and 325 Indian employees, based in Bangalore, have been assigned to the project for its two-year term.

February Announcement of 2006 results | The Capgemini Group posted an increase in revenues of 12.1%, at constant scope and exchange rates. After an excellent first half year (+10.6%), growth gained momentum during the second half year to reach +13.7%. At current scope and exchange rates, this growth is still 10.7% and therefore well above market average. Operating margin almost doubled to reach €447 million (compared with €225 million in 2005), representing 5.8% of revenues (up by 2.6 points compared with 2005). Profit attributable to equity holders of the parent doubled, reaching €293 million (compared with €141 million in 2005) i.e., 3.8% of revenues compared with 2% in 2005.

Sogeti global developments | In the United States, the acquisition of Software Architects by Sogeti resulted in the integration of this IT and consulting company into Sogeti US. Software Architects is renowned for its expertise in project management, systems architecture and business process definition. Today, Sogeti US and Software Architects employ some 2 000 people in 24 towns and cities throughout North America. In Europe, Sogeti continued its inorganic growth with the acquisition of InQA.labs, a Spanish company specializing in software quality engineering. InQA.labs will join Sogeti's subsidiary in Spain to strengthen its expertise. Sogeti now has 1 500 employees working in software testing [→GLOSSARY] worldwide.

March Banedanmark capitalizes on Capgemini's Rightshore™ model | Banedanmark, the organization managing Danish railways, modernized its SAP-integrated management systems on the basis of Capgemini's Rightshore™ [→GLOSSARY] model, thus gaining the expertise required to complete its transformation project.

Sogeti in India | A workforce of 200 in this country has now been consolidated with Sogeti's Rightshore™ center in Mumbai. The new entity draws on its own infrastructures in order to apply the Capgemini global delivery model according to the «I³» transformation program in the fields of project management, consulting, software testing and outsourcing.

April Publication of the World Retail Banking Report | For the fourth edition of this global report, which provides insights into the industry's dynamics and is prepared by Capgemini in conjunction with Dutch bank ING and European Financial Management & Marketing Association (EFMA), 180 banks were interviewed. It appears that, despite the apparent stability in average banking fees worldwide, strong differences have been recorded between the various regions surveyed. Its second chapter puts the spotlight on the transformation of retail banking operating models and clearly demonstrates that the long-term strategy of banking institutions will have to shift to a global operating model. In order to meet this goal, IT and management constitute the main drivers implemented by banks on a worldwide scale.



May. An IBM Beacon Award for Sogeti.



May. One of the 250 Matalan stores.



June. Employee in Casablanca (Morocco).



June. BPO center in Junction City (Kansas)


Google

September. Partnership with Google.

May Sogeti rewarded for its alliance with IBM | Sogeti captured an IBM PartnerWc Beacon Award for the successful technology partnership between the two groups on S [→GLOSSARY] and Rational [→GLOSSARY] software. The jury was convinced by the powerful infrastructi implemented by Sogeti (centers of excellence, academies, software testing centers).

Publication of a corporate transformation survey | Research on trends was p formed by Capgemini Consulting in partnership with the Economist Intelligence Unit (entity of 1 *Economist*) on 125 European managers. It highlights the fact that companies launch seven ma transformation programs every three years. For these companies, the programs either stem fr a break (mergers/acquisitions, outsourcing or reorganization) or from new developments (opti zation of the value chain, restructuring of IT systems). Although 86% of managers consider tha transform their companies is an integral part of management, only 30% believe that they exce this field.

Matalan new outsourcing contract | Leading UK retailer Matalan awarded a r contract to Capgemini UK plc to run its entire core IT systems over the six-year period 20 2013. The services for this contract will be provided in line with the Group's Rightshore™ model, i distributed between the United Kingdom, India and Poland. For Capgemini's longstanding cli the purpose of the contract is to generate cost savings and improve the quality of service Matalan and its clients

June Capgemini boosts BPO in North America | The Group has set up a dedicated te and launched two new service offerings. The objective is to raise awareness of the Group's E [→GLOSSARY] solutions in the North American markets, which combine sector expertise with ana cal methodologies and processes, and to gain market share outside the traditional BPO dom of finance and accounting. The Group intends therefore to propose, in this geographical a specific offerings that target promising segments such as the secondary sector, energy and fir cial services.

Establishment of a Capgemini Rightshore™ center in Morocco | This deli center, located in Casablanca, enables the Group to offer cost-effective services to its Frer speaking clients. More than 100 people serve clients in the new entity, which promises to deve fast.

July Capgemini selected to design a database for the Department for Child Schools and Families (DCSF) | Capgemini is responsible for the preparation and managemer ContactPoint, a database assembling information on British citizens, from birth to 18 years of The £40 million contract (approximately €50 million) for the development and hostin ContactPoint will ensure better coordination between youth organizations for the DCSF througl sharing of information.

August Head office decked out in Rugby World Cup colors | The façade of the Gro head office in rue de Tilsitt, overlooking the Arc de Triomphe in Paris, was draped in a huge vas measuring 530 m² for the entire duration of the World Cup. Its exclusive design featurec charismatic Serge Betsen, former French international and club player at Capgemini-spons Biarritz Olympique Pays Basque, dodging five opponents. This initiative was a powerful and hi visible representation of Capgemini's commitment to rugby as exclusive provider of the techno services required for the tournament to run smoothly.

September Strategic partnership with Google | Capgemini strengthened its presence ir Software as a Service (SaaS) [→GLOSSARY] market by partnering with Google to offer enterprise vices around Google Apps™ [→GLOSSARY]. Gartner forecast that SaaS will grow by 25% per through to 2010. Capgemini will provide transition, integration, security and helpdesk servic enable large-scale adoption of Apps.


September. NXP building.


October. Telephone service provider KPN.


Kronofogden
Skatteverket
October. Swedish tax department


November. Employees in Buenos Aires.


December. Wi-Fi connection in the TGV

NXP Semiconductors outsourcing contract | The independent semi-conductor manufacturer, founded by the Dutch group Philips, selected Capgemini's outsourcing for end-to-end finance and accounting services, including procure-to-pay and record-to-report processes. Some 110 professionals joined the Capgemini BPO [→GLOSSARY] Excellence Delivery Center in Chennai, India.

October Two contracts with Dutch operator KPN | The top telecommunications service provider in the Netherlands selected Capgemini TME (Telecommunications, Media & Entertainment) to implement an Oracle e-Business Suite [→GLOSSARY] program to transform its finance and logistics management. The three-year contract extends the collaboration between Capgemini and KPN begun in 2006.

Publication of TechnoVision 2012 | Published within the framework of Capgemini's "I³" transformation program, this reference work was prepared by the Innovation team working for "I³". TechnoVision 2012 provides a global vision of future developments in technology, and the corresponding issues involved, for the Group's clients. It also provides insights into the impact of these changes on Group disciplines.

Capgemini optimizes Swedish tax office performance | Skatteverket, the Swedish tax agency, selected Capgemini to supply strategic development and consultancy services to its internal entity VE (Verksamhetsstöd). The VE Shared Service Center will deliver human resources, finance and control, facilities management, procurement and IT as shared services.

New advertising campaign "Together. Free your energies" | This strong message is the theme of Capgemini's new global advertising campaign. Emphasis is laid on the Group's wish to collaborate with its clients to help them accomplish their transformations while improving their performance and developing their innovation capabilities. Developed around the message "Together. Free your energies", this campaign follows on from the "Collaborative Business Experience" [→GLOSSARY] concept that has been created and developed by the Group for several years. The highly innovative character of this campaign was recognized, especially in the Internet medium, since Capgemini was awarded two major prizes by a professional jury at the Festival de la Publicité in Meribel France.

November The Learning & Skills Council selected Capgemini UK as preferred partner | The British entity, which plans education and training for young people and adults, has appointed Capgemini as its prime IT partner, with responsibilities spanning all core business systems including infrastructure, applications and networks and to provide support for 3 000 work stations, throughout the country, for a five-year term to 2013.

Opening of the first Rightshore™ center in South America | Capgemini has established its first Latin American delivery center in Buenos Aires, Argentina. According to the development plan, the center will employ 1 500 people in 2009. The Group is now able to serve its Hispanic clients from the new base in South America.

Extension of the contract between Capgemini and HM Revenue & Customs | HMRC has prolonged its outsourcing contract by a further three years, to 2017. This contract, originally signed for a ten-year term in 2004, had already been expanded in 2006 following the merger of the British tax and customs administrations.

December A "communicative" TGV | The French railway company SNCF awarded Capgemini the contract for testing a Wi-Fi broadband connection, to be made available to high-speed train passengers at their seats. The Group's Consulting and Technology disciplines will help the client to prepare its commercial offering and to implement the technology required for this service.

Nicolas Dufourq, best CFO in 2007 | The Association Française des Directeurs Financiers et de Contrôle de Gestion (DFCG), the French daily newspaper *Le Figaro* and the Anglo-American recruitment firm Hudson awarded the Best Chief Financial Officer of the Year trophy to Nicolas Dufourcq.













1 Gurbans Chatwal, Capgemini employee in Pune (India).
2 Capgemini center in Buenos Aires (Argentina).
3 Paul Hermelin during an "I³" meeting in London (United Kingdom).
4 Capgemini center in Casablanca (Morocco).
5 Fatima Benchekroun, Capgemini Human Resources, Casablanca (Morocco)
6 Lan O'Connor during an "I³" meeting in London (United Kingdom).

'I³" transformation program. The way ahead: Capgemini is mobilized 'or its clients, its shareholders and its employees.

In response to the changing market and emerging client needs, 2007 was characterized by the construction and initial implementation of the operational aspects of the «I³» program. *"I³' is an ambitious program of conquest to reshape the Group in depth and to improve its essential purpose, namely to help its clients manage their own change processes,"* emphasizes Pierre-Yves Cros, Group Director of Strategy. It is also a program that should enable the Group to weather economic storms. «I³» covers three major areas: Industrialization, Innovation and client Intimacy, hence its name. In the current challenging market conditions, accelerating industrialization means that there is a need for the Group to build a global powerhouse in order to optimize delivery and to gain in cost-effectiveness. Innovation in all domains should contribute to serving clients better by providing well-tailored, cutting-edge consulting services and technology solutions geared to improving their performance. On the Intimacy side, the «I³» program should enable Capgemini to build new relationships while capitalizing on 40 years of proximity and shared experience with its clients.

n the current challenging market conditions, accelerating ndustrialization means that there is a need for the Group to build global powerhouse in order to optimize delivery and to gain n cost-effectiveness.

I³» has already started to have a real impact on the organization, with client "wins" routinely featuring the new delivery models. An example is the contract signed with the US telecommunications provider FairPoint.

In 2007, given that the single model was no longer sufficient to respond to the multiple and complex requirements of its clients, Capgemini has defined several new delivery models ranging from fully or partly subcontracted to seamlessly integrated teams. These models are now operational in six lead business units. New integrated Rightshore™ [→GLOSSARY] organizations have therefore been established to provide a seamless delivery model worldwide. This organization responds to market demands and has been designed in such a way that the client has swift access to Group expertise and efficient support services, in the requisite local language and with minimum cultural barriers. Lack of innovation leads to regression. For innovation purposes, centers of excellence have been created in India to design and propose vanguard offers for telecommunications in Bangalore, for financial services in Hyderabad, and for manufacturing in Kolkata.

In the best interests of Capgemini's clients, managers from all four Group disciplines (Consulting Services, Technology Services, Outsourcing Services and Local Professional Services) are assembled for committee meetings, in a given geographic area (Country Board), in order to determine common sales strategies and to encourage synergies between the various business disciplines. «I³» has already started to have a real impact on the organization, with client "wins" routinely featuring the new delivery models. An example is the contract signed with the US telecommunications provider FairPoint.

This ambitious program is run by a core team, under the authority of the Group Chief Executive Officer, which manages, coordinates and reports on the overall plan with the support of dedicated employees in the field. In order to benchmark the program's progress in operational and financial terms, the «I³» team implements specific operational and financial performance indicators.

Nonetheless, it is essential that Capgemini's people understand and are supportive of the objectives of this program and, as a result, communication continues to be central to the ongoing success of the program. *"We need to make it real for people: to translate how the changes – often cultural – impact on them at a daily working level and what it means to an individual's job, competence area and career,"* explains Lan O'Connor, «I³» Program Director.

In 2008, the ongoing implementation of «I³» heralds a new Capgemini that has gained in efficiency for its clients and in performance for its shareholders.













1 David Yates, Chairman of First Data Corp, Group client.

2 Aparna Umarkant Katre, Manager of the Continental Europe Financial Services Business Unit.

3 Capgemini Delivery Center in Mumbai (India).

4 Capgemini Delivery Center teams in Pune (India).

5 Visit of a Capgemini Manager at the registered office of insurance company Achmea, client of the Financial Services Business Unit, Utrecht (The Netherlar

6 Capgemini Financial Services employees in Chicago (United States).

Integration of Kanbay. A priority Group objective for 2007 was attained n just ten months on the basis of common values, the support of all eams and the trust of the Capgemini and Kanbay clients, thus forming a new Strategic Business Unit dedicated to Financial Services.

Background. On 8 February 2007, the shareholders of Kanbay International, a global IT services firm with a workforce of 7 000 specializing in the financial services and mass consumer goods industries, approved its acquisition by Cap Gemini. The objective was threefold. Firstly, the aim was to strengthen Capgemini's presence in the United States, where Nasdaq-listed Kanbay generated 80% of its revenues. The second target was to grow the Group's Financial Services sector, which represented 78% of Kanbay's business. Lastly, the acquisition was to enable Capgemini to increase its presence significantly in India, where Kanbay employed some 5 000 employees in Pune, Hyderabad and Chennai (previously Madras). Nonetheless, the merger of the two entities was facilitated by their focus not solely on "value" as related to the business but also on the mutual benefits to be drawn from the complementary "values" of two companies, which were very similar both in terms of mission statements and of people and culture. The idea of "community" promoted by Kanbay, fostering an open and nurturing work environment, fitted well with Capgemini's Collaborative Business Experience [→GLOSSARY] and seven values [→GLOSSARY].

Taking stock of 2007. The two leadership teams defined a change management program stemming from key integration issues, such as the need to combine two different but complementary sales and delivery models, maintain the focus on customer intimacy, and align offerings and go-to-market strategies in line with Kanbay's seamless approach – all the while addressing other critical issues such as infrastructure, human resources and retention. The priority was to make the benefits of the single new joint organization immediately apparent to the client. Thus, key influential accounts that had built mutually beneficial relationships with the Kanbay legacy organization over several years, such as HSBC and First Data Corp, were rapidly convinced that the newly formed Financial Services group had the capability to respond to their requirements.

The new Financial Services Strategic Business Unit, which combined Kanbay International and Capgemini's banking, finance and insurance teams, could quickly and efficiently offer clients end-to-end solutions that address the full spectrum of their needs. In fact, nearly 30 new top-tier clients, including 18 synergistic wins from Europe and the United States, were gained by Capgemini Financial Services in its first year of existence. In Kanbay's stronghold – the United States – for example, where one of its principal domain strengths was card processing, a leading credit card provider, awarded the new entity its financial transformation project in 2007, with significant follow-on potential. We closed 2007 with a 25% growth in revenues with this client. In addition, a top-tier organization recently signaled a strong vote of confidence for the long term with a 35-month contract worth $250 million that calls for the addition of up to 4 500 Full Time Equivalent specialists, and sizeable contracts are in preparation with other clients as well. All told, the combined relationships and expertise of Capgemini and Kanbay were swiftly leveraged to sell services to clients that either legacy organization may have been unable to approach individually. For example, a top German bank awarded the new entity a large three-year credit risk management program drawing from both Capgemini's customer relationship and management consulting capability and Kanbay's risk management expertise in capital markets. The Kanbay integration was achieved within just ten months, and 7 150 employees are now spread over three continents within the SBU. As proof of the success of the integration, at 31 December 2007 attrition rates were low and retention was high – 79% within the general employee base and 98% within the FS SBU Kanbay leadership team – a powerful token of the stability that reigned throughout the entity's restructuring activities.

2008 prospects. Capgemini Financial Services has all the cards in hand, as a single entity, to step up its development. It has formed a new leadership team, consolidated its facilities with headquarters in Chicago, developed a shared operational model within the "I³" program, aligned its branding and rolled out a knowledge management program. Moreover, despite the stormy economic climate, the big deals are still coming through, clients are still investing in Capgemini Rightshore™ [→GLOSSARY] facilities, and offshore headcount is on track to increase by 24% by year end, compared with 2007.



1 The South African Springboks, 2007 Rugby World Champions.
2 Debriefing for a successful project.
3 Each match is analyzed, move by move.
4 Structuring information: the key to success.
5 Wiring for one of the 12 stadia that hosted the World Cup.
6 Capgemini "spotters" in action.

Partnership. Capgemini was selected by the IRB as the exclusive IT sponsor for the 2007 Rugby World Cup. A major technological challenge, this partnership generated the greatest public exposure the Group has known since its creation.

This partnership offered Capgemini unprecedented visibility, with the corporate logo, for example, being broadcast on 250 TV channels for 48 seconds per match. With a total of 8 499 hours of broadcasting, the event gathered a total TV audience of 4.2 billion viewers.

Rugby World Cup
Number of hours of broadcasting
(h:min) Source IRB


10000
8000
6000
4000
2000
0
2425:00
125 %
5413:30
57 %
8498:48
1999
Wales
2003
Australia
2007
France

"The 2007 Rugby World Cup was a resounding success, the most successful in fact since the tournament came into being 20 years ago. Thanks for this was due in no small measure to the sponsors, such as Capgemini, who made a major contribution." So concludes Syd Millar, outgoing Chairman of the International Rugby Board (IRB), in his summing up of the 6th Rugby World Cup. Capgemini, in fact, provided various consulting and technology services, thereby making a significant contribution to the global success of this sporting summit, the world's third-largest sports event. It was a faultless performance from Capgemini, which drew on a team consisting of some 110 employees, hand-picked from the Group's four disciplines. The creation, development and maintenance of the competition's official website were at the heart of these services. This site – still accessible at www.rugbyworldcup.com – has enjoyed considerable success, with 15 million visitors and a total of 150 million pages viewed. The media information system, consisting of the production and distribution to the press, TV and mobile phone operators of the statistics for each match in the tournament, was one of the other key contributions of the Group, allowing the 3 000 journalists who covered the World Cup to benefit in real time from valuable individual and collective performance analysis tools for the competing teams. This project, which offered the company unprecedented levels of visibility, also covered the management of match accreditations and the constitution of data bases on the competition's history and player profiles. Capgemini used the marketing rights included in this contract not only to publicize its business disciplines but also, and above all, to bring the passion that rugby can generate to as wide an audience as possible. The interest generated by this World Cup justified the major public relations initiatives that brought together the Group's customers and its workforce, made aware of the event and its significance by means of a communication campaign entitled "The Art of Transformation." In all, 29 Capgemini entities, from 17 countries, invited over 5 500 people to 41 matches, including 3 800 clients, an operation that generated a great deal of satisfaction from those invited.

Capgemini also gave its support to the student rugby tournament running alongside the official competition, and provided tickets to young people from underprivileged backgrounds to attend World Cup matches. Another illustration of the Group's commitment was the giant 530 m² banner adorning the company's headquarters near the Arc de Triomphe in Paris, in celebration of this global sporting extravaganza. *"The status of official sponsor of the 2007 Rugby World Cup allowed us to highlight both the complementarity of our four disciplines and the spirit of collaboration that reigns within all the teams of the various Group companies,"* concludes Paul Hermelin. *"Our IT systems' contribution to this world event provided Capgemini with an extraordinary technological showcase for our markets, and especially in the countries where the tournament took place."*

For each of the 48 matches in the World Cup, an average of 962 play moves was recorded, representing a total of over 46 000 statistical data items. This data, detailing the various quantifiable elements in a match – such as the number of passes made, the number of successful tackles or the percentage of line-outs won – was transmitted by Capgemini to the media in real time, then summarized in table form and broadcast one minute after the half-time whistle and one minute after full-time.

"The reasons for such a strong commitment to the Rugby World Cup are deeply ingrained in the history of our Group. Since its inception in 1967, Capgemini's own values have been modeled on those of the sport. Between the seven basic values of the Capgemini Group – honesty, boldness, trust, freedom, team spirit, modesty and fun – and the guiding values of rugby, there is a similarity that owes nothing to chance." Philippe Grangeon, Group Marketing and Communication Director.





▲
The only team not to have lost a single match in this World Cup, South Africa beat England in the final 15:6, in a try-less encounter.

◄
Capgemini teams in action. The "spotters'" job was to scrutinize each game play, and they worked in teams of three. The first two tracked one team each, move by move, and the third recorded the more global data, such as territorial occupation and ball possession.



▲
The levels of concentration required for this project did not prevent the employees concerned from getting into the game. Most of them testify to the fact that there is a strong sense of affinity for rugby within the Capgemini Group.



15



▲▲
The spirit of conquest, embodied in larger-than-life style by the giant fresco draped over the façade of the Capgemini headquarters near the Arc de Triomphe in Paris, will not have escaped the attention of the occupants of the 80 000 vehicles going up and down the Avenue de la Grande-Armée daily

▲
It was a case of satisfaction guaranteed, not only for the IRB and the France Organization Committee, but also for the end clients, comprising the 350 000 foreign visitors, the 2.4 million spectators in the stadia, the 15 million Web users and the 4 billion TV viewers (aggregate audience) for the event worldwide.

Promotion. In November 2007, Capgemini launched a worldwide advertising campaign with the new slogan *"Together. Free your energies*



The €20 million advertising campaign was widely publicized via billboard media (airports), the general and trade press, and the Internet. Running for six months in seven countries (the United States, Canada, India, France, the United Kingdom, Germany and the Netherlands), its objective was to raise awareness of Capgemini, to strengthen its image and to support sales by advertising each Group sector of activity and discipline independently.

The Group wished to state its difference in what is a highly cluttered promotional environment. *"The new offbeat communications campaign focuses on freeing our clients' and prospects' energies. Depending on the country, we aim to strengthen our leadership and to raise our profile by reasserting our difference,"* emphasizes Philippe Grangeon, Group Director of Communication and Marketing. *"The new slogan for this campaign –* 'Together. Free our energies' *places the benefits of our way of working – 'the Collaborative Business Experience' – and the services we offer, in a much broader context."*

As a natural follow-on from the vision and mission of Capgemini (*"Our Vision: Your Freedom of Action. Our Mission: Your Transformation"*), the originality of the advertising campaign, playing on Capgemini's differences, is twofold. First, the clear line [→ GLOSSARY] technique used, which is drawn from the comic strip medium, projects a strong graphic identity, setting it apart from the usual codes applied to consulting and technology services. This universal graphic language can be adapted to the assigned target. Clear line is easily recognizable because of the mass of detail, the simple lines and flat tints. Moreover, the illustrations were drawn exclusively for Capgemini by French artist Ted Benoit, one of the leaders of this movement. By using this type of graphics, short messages can be highlighted and easily remembered. Other messages, treated in a purely typographical manner, show how flexible is the artist's creative approach in adapting to specific situations, such as themes relating to the Indian market.

Second, a Buzz [→ GLOSSARY] on the Internet drew more than 250 000 contacts from the IT community. Initiated prior to the advertising campaign, its purpose was to draw attention to the Capgemini brand by staging, in humorous terms, a company adverse to change. This technique is particularly attuned to Capgemini's innovative brand and to the offbeat aspect of the campaign.

The advertising campaign highlights simple yet powerful messages through its visuals, drawn exclusively for Capgemini by the French artist Ted Benoit, one of the leading "clear line" artists of his generation. This style is easily recognized by the mass of detail and the use of flat tints.


Ensemble,
libérons vos énergies.


Think local, act global


elf Service Check-in
In our hands, your system
will never get out of hand
Capgemini

One of the six visuals used for Capgemini's worldwide advertising campaign. John Fitzgerald Kennedy International Airport, New York, United States of America.


40 acquisitions in 40 years.
Capgemini
Airtel


JCDecaux


In our hands, your system
will never get out of hand


Gemeinsam.
Energien frei setzen.

▲
This campaign has also been adapted for newspapers and magazines worldwide.


Think
local,
act
global

▲
International airports were the preferred locations for Capgemini's advertising campaign.
Paris-Orly International Airport, France.

◄
When a slogan rings true.
John F. Kennedy International airport, New York, United States of America.

◄◄
In India, the campaign was adapted to include specific messages that highlight Capgemini's history, values and global reach.

Capgemini celebrates its 40th anniversary

The Capgemini saga. Trueness to values; constant adaptation to market developments; ambition, risk-taking and flair; responsible husbandry of the immense wealth of employee know-how – these are some of the virtues that have enabled Capgemini to become one of the world leaders in its sector.

Formed on 1 October 1967 in Grenoble by Serge Kampf, in its 40 years of existence the Group has been through periods of expansio and success as well as periods of crisis and profound upheaval. Its history can be encapsulated in four key "seasons."

The years **1967–1975** saw the rise to prominence of an innovative enterprise that provided the foundation for what was to come. In less than a decade, Sogeti (Société pour la Gestion de l'Entreprise et le Traitement de l'Information) was to become a frontline player in its sector both in France and in the main nations of Europe. Following the acquisitions of CAP (Centre d'Analyse et de Programmation) in 1973 and of Gemini Computer Systems in 1974, the Cap Gemini Sogeti Group came into being on 1 January 1975, built around a network of autonomous branch offices in each country.

The period **1976–1989** was a time of bold expansion. It was characterized by the refocusing c intellectual services, with the underpinning of the consulting disciplines following, in particula the acquisition of interests in the Bossard Group and various other acquisitions. This boom time was marked in 1972 by the Group setting up in business in the United States, where, ten years later, it would be realizing 35% of its aggregate revenues. Another symbol of the Group' globalization was the choice of English as the official Group language in June 1984.

The next phase, **1990–1997**, was punctuated by crisis and change. Despite opting in May 1990 (at the Rencontres de Marrakech – "Marrakesh Meetings") for a leadership strategy that targeted the strengthening of the Group in Europe and the expansion of its outsourcing and consulting services and despite a significant injection of capital from Daimler-Benz, the 1991 Gulf Crisis and – for the first time – a fall in earnings that same year, forced the Group into a vast reorganization program. This was the objective of the "Genesis" plan, launched in 1992. The organization was overhauled from top to bottom, and the transformation proved successful, with profits returning to an upward curve from 1995. In 1996, the Group headquarters were transferred from Grenoble to Paris, and all the operational entities were consolidated under a single logo. These emblematic changes signaled that Cap Gemini was looking to take on new challenges, including wresting its complete independence once again from Daimler-Benz, which it did in 1997. That same year, the Group – "in brand new clothes, free and bursting with healthy ambition," according to Serge Kampf – celebrated its 30th anniversary.

The period **1998–2007** saw the Group consolidate its international ambitions. With the advent of the Internet, the passage of the Year 2000 and the arrival of the euro, the Group, whose revenues increased by an average 24% per annum between 1996 and 1999, was able to improve still further the quality of its services and optimize their value-added content. The need to compete with the "Big Five" heavyweights in the United States led Capgemini to acquire, in May 2000, the consulting division of Ernst & Young. With a headcount now of over 60 000 employees, the Group had become one of the world leaders in the sector. The economic climate took a brusque downturn in 2001, and this placed the Group in a delicate situation that lasted until 2004. The combined effects of the relaunch of local IT services (with the re-forming of Sogeti in January 2002), the strong growth in outsourcing activities and the development of delocalized pro duction centers-constitute the key factors in the Group's return to prosperity. Celebrating its 40th anniversa at the same time as it celebrated the semi-final placing of the French national side in the Rugby World Cup for which it was an official sponsor, the Capgemini Group has demonstrated over the last four decades its capacity to anticipate change on its markets and to adapt constantly to take on new challenges, all the whi respecting the corporate identity, culture and ambitions of the 50 000 employees who have been added to its workforce during this period. The launch in September 2006 of the "I^3" program is a perfect illustration this dynamic.

The book "1967-2007, the Capgemini Saga", by Tristan Gaston-Breton, is available upon request at: arnaud.jean@capgemini.com


Cap Gemini Sogeti
se dote de 10 milliards
ses ambitions
Article in La Cote Desfossés, October 1989


Serge Kampf in 1973


Serge Kampf :
« Nous n'avons plus besoin
de protecteur »
"Cap Gemini: the future is bright," *Le Figaro*, 1997


Sogeti
"LE GROUPE DE SOCIETES
DE SERVICES EN INFORMATIQUE"
Sogeti advertisement in *Le Figaro*, 1973


Technician at a computer, ca. 1975


T.D.K
C.G.I.P.
CARNAUD
Quoting of Cap Gemini Sogeti on the Paris stock exchange, June 1985


IBM 1401 computer marketed in 1961


XVIIth Rencontres of the Group in Marrakesh, 11 June 1990


multipro tgl6s
TGL6S workstation, early 1980s


Worldwide advertising campaign, 2007


Yves Bossard, Michel Jalabert and Daniel Setbon, 1977


Thank you
The Group thanks its customers, 1999


Capgemini celebrates its 40th anniversary, 2007


Group Headquarters, Place de l'Étoile, Paris

Where to reach Capgemini worldwide.

Capgemini

Registered office, corporate and financial headquarters
Place de l'Étoile
11 rue de Tilsitt
75017 Paris
France

Tel: + 33 (0)1 47 54 50 00
Fax: + 33 (0)1 47 54 50 25
www.capgemini.com

Cap Gemini S.A.

Paris	+ 33 (0)1 47 54 50 00
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Capgemini University

Les Fontaines Route de Chantilly 60270 Gouvieux – France	+ 33 (0)3 44 62 91 00

Investors/Shareholders
http://investor.capgemini.com/en/
Manuel Chaves d'Oliveira
Head of Investor Relations
E-mail: manuel.chaves@capgemini.com
Tel.: + 33 (0)1 47 54 50 87

Fabienne Philippot
Shareholder Relations
E-mail: fabienne.philippot@capgemini.com
Tel.: + 33 (0)1 47 54 50 82

Journalists
http://www.capgemini.com/press/
Christel Lerouge
Head of Press Office
E-mail: christel.lerouge@capgemini.com
Tel.: + 33 (0)1 47 54 50 76

Analysts
http://www.capgemini.com/analysts/
Molly H. Seibel
Global Analyst Relations
E-mail: molly.seibel@capgemini.com
Tel.: + 1 212 706 0208

Future employees
http://www.capgemini.com/careers/

Strategic Business Units

North America	
New York	+ 1 212 314 8000
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Singapore	6224 6620

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Taipei2 8780 0909	

Africa

Morocco (+212)	
Casablanca	22 46 18 00

France (+33)

Capgemini France	
Paris	(0) 1 49 67 30 00

Capgemini Consulting	
Paris	(0) 1 49 67 30 00

Capgemini Finance et Services	
Paris	(0) 1 49 67 30 00

Capgemini Manufacturing, Retail & Distribution	
Paris	(0) 1 49 67 30 00
Lille	(0) 3 20 65 34 34

Capgemini Institute	
Paris	(0) 1 44 74 24 10

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Clermont-Ferrand	(0) 4 73 28 23 81
Douains	(0) 2 32 78 16 05
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Paris (Saint-Cloud)	(0) 1 57 58 51 00
Paris (Saint-Denis)	(0) 1 41 62 33 00
Toulouse	(0) 5 34 46 23 00

Capgemini Telecommunications, Media & Entertainement	
Grenoble	(0) 4 76 52 62 00
Paris	(0) 1 49 00 20 00
Rennes	(0) 2 99 27 45 45

Accelerated Solutions Environment (ASE)	
Paris	(0) 1 49 00 34 84

Capgemini East	
Clermont-Ferrand	(0) 4 73 28 23 81
Grenoble	(0) 4 76 52 62 00
Lyon	(0) 4 72 21 30 30
Nancy	(0) 3 83 95 85 85
Strasbourg	(0) 3 90 22 86 10

Capgemini West	
Bordeaux	(0) 5 56 46 70 00
Brest	(0) 2 98 33 60 77
Caen	(0) 2 31 46 81 90
Le Mans	(0) 2 43 57 45 00
Nantes	(0) 2 51 17 35 00
Orléans	(0) 2 38 24 01 01
Rennes	(0) 2 99 12 55 00
Rouen	(0) 2 35 12 20 20
Tours	(0) 2 47 60 67 60

Capgemini South	
Bayonne	(0) 5 59 25 34 00
Marseille	(0) 4 91 16 57 00
Montpellier	(0) 4 67 20 92 92
Nice	(0) 4 93 72 43 72
Pau	(0) 5 59 84 12 23
Toulouse	(0) 5 61 31 52 00

SOGETI S.A.S.

6 rue Duret
75016 Paris – France

Tel. : + 33 (0)1 58 44 55 66
Fax : + 33 (0)1 58 44 55 70
www.sogeti.com

Germany (+49)	
Düsseldorf	(0) 211 52285-0
Francfort	(0) 610 23675-0
Hamburg	(0) 406 73832-24
Munich	(0) 896 15344-70

Belgium (+32)	
Brussels	(0) 2 538 92 92
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Denmark (+45)	
Taastrup	70 23 15 05

Spain (+34)	
Barcelona	93 253 01 88
Bilbao	94 423 56 21
Madrid	91 308 44 33
Madrid – Training Center	91 436 46 38
Valencia	96 346 85 60

United States (+1)	
Baltimore (Maryland)	410 581 5022
Charlotte (North Carolina)	704 887 3445
Chicago (Illinois)	708 531 1100
Cincinnati (Ohio)	513 563 6622
Cleveland (Ohio)	216 654 2230
Columbus (Ohio)	614 847 4477
Dallas (Texas)	972 892 3400
Dayton (Ohio)	937 433 3334
Denver (Colorado)	303 524 1310
Des Moines (Iowa)	515 282 4802
Detroit (Michigan)	248 702 1900
Houston (Texas)	713 571 7823
Indianapolis (Indiana)	317 810 4400
Kansas City (Kansas)	913 451 9600
Minneapolis (Minnesota)	612 243 4545
New York (New York)	212 328 7800
Omaha (Nebraska)	402 492 8877
Phoenix (Arizona)	602 776 9555
Saint Louis (Missouri)	314 898 1180
Seattle (Washington)	206 624 4600
Tampa (Florida)	813 314 2170
Washington D.C.	703 734 1511

France (+33)	
Aix-en-Provence – High Tech	(0) 4 42 97 64 34
Aubière	(0) 4 73 28 23 81
Belfort	(0) 3 84 90 35 50
Blagnac	(0) 5 61 30 60 00
Blagnac – High Tech	(0) 5 34 36 28 00
Bois-Guillaume	(0) 2 32 76 41 80
Bois-Guillaume – Infrastructure Services	(0) 2 35 59 49 39
Bouguenais	(0) 2 40 32 42 00
Brest – High Tech	(0) 2 98 44 57 93
Brest	(0) 2 98 46 61 25
Carry-le-Rouet	(0) 4 42 13 26 00
Cesson-Sévigné	(0) 2 23 45 59 00
Colomiers	(0) 5 34 51 66 49
Issy-les-Moulineaux – High Tech	(0) 1 41 22 42 42
Lille – Sinfor Automation	(0) 3 28 32 31 39
Marcq-en-Barœul	(0) 3 28 32 31 00
Melun – High Tech	(0) 1 64 10 45 00
Mérignac – High Tech	(0) 5 56 18 04 00
Montbonnot-Saint-Martin	(0) 4 76 52 62 00
Montpellier	(0) 4 99 61 41 80
Mulhouse	(0) 3 89 36 31 20
Niort	(0) 5 49 04 08 53
Orléans	(0) 2 38 55 49 16
Paris – Infrastructures Services	(0) 1 41 12 51 12
Pau	(0) 5 59 14 67 10
Pau – High Tech	(0) 5 59 14 33 90
Pérols	(0) 4 67 83 45 70
Pessac	(0) 5 57 02 25 00
Poissy – High Tech	(0) 1 30 74 05 71
Saint-Cloud – Application Services	(0) 1 41 12 51 12
Saint-Cloud – Sinfor Automation	(0) 1 41 12 46 44
Saint-Grégoire – High Tech	(0) 2 23 25 36 40
Saint-Marcel – High Tech	(0) 2 32 71 20 00
Schiltigheim	(0) 3 88 62 85 00
Sinfor Automation Alsace	(0) 3 87 21 82 14
Sophia-Antipolis	(0) 4 93 95 62 62
Toulouse – High Tech	(0) 5 34 50 22 00
Valbonne – High Tech	(0) 4 92 90 68 00
Vandœuvre-lès-Nancy	(0) 3 83 15 22 26
Villeurbanne	(0) 4 72 44 46 90
Villeurbanne – High Tech	(0) 4 72 44 46 71
Villeurbanne – Sinfor Automation	(0) 4 72 44 46 58

Ireland (+353)	
Dublin	1 693 0100

Luxemburg (+352)	
Bertrange	(0) 2 31 44 01

Norway (+47)	
Oslo	24 12 80 00

The Netherlands (+31)	
Amersfoort	(0) 88 660 66 07
Bois-le-Duc (Den Bosch)	(0) 88 660 66 03
Diemen	(0) 88 660 66 02
Groningue	(0) 88 660 66 04
Rotterdam	(0) 88 660 66 05
Vianen	(0) 88 660 66 00

United Kingdom (+44)	
London	(0) 20 3008 8213

Sweden (+46)	
Borlänge	(0) 243 922 00
Fagersta	(0) 223 418 00
Gävle	(0) 26 63 28 00
Göteborg	(0) 31 703 70 00
Helsingborg	(0) 42 26 77 00
Jönköping	(0) 36 34 85 00
Karlstad	(0) 54 14 63 00
Linköping	(0) 13 25 48 00
Luleå	(0) 920 24 15 40
Lund	(0) 46 286 55 00
Norrköping	(0) 46 10 13 80
Örebro	(0) 19 601 45 00
Örnsköldsvik	(0) 660 775 40
Oxelösund	(0) 155 25 50 00
Sandviken	(0) 26 63 28 00
Skövde	(0) 500 42 49 30
Stockholm	(0) 8 536 820 00
Sundsvall	(0) 60 59 47 00
Umeå	(0) 90 10 81 00
Uppsala	(0) 18 18 52 30
Västerås	(0) 21 10 58 00

Switzerland (+41)	
Basel	(0) 61 261 75 80
Geneva	(0) 22 879 16 50
Lausanne	(0) 21 321 60 80
Zürich	(0) 44 214 63 23

All Group news is available online at www.capgemini.com

List of companies and other organizations quoted

Ahold
Albert Heijn
Apple
Banedanmark
BBC
Biarritz Olympique
Caisse d'Épargne
Canal +
Cegetel
CGNPG
CNOOC
CNPC
European Commission
Daimler
DCSF
DFCG
Elma
Eneco
Euroclear
FairPoint Communications
FedEx
First Data Corp
Gartner
General Motors
Google
Heineken
HMRC
Hochtief
Home Office
Homeland Security
HP
HSBC
Hudson
Hutchinson Essar
Hydro One
IBM
ING
IRB
ITV
KPN
Lagardère
Learning & Skills
Le Figaro
London Metropolitan Police
Shanghai Town Hall
Matalan
Microsoft
Neuf Cegetel
NXP Semiconductors
Oracle
Philips
Pierre Audoin Consultants
Procter & Gamble
Prudential
Raytheon
Reebok
SAP
Sempra
SFR
Skatteverket
SKF
SNCF
Société Générale
Stet
Tele2
Telstra
The Economist Intelligence Unit
Time Warner
Total
Verizon
Visteon
Vodafone

List of artists and their works

Cover page: Jean-Claude Quilici, *Blue boat, Alvor*

Page
11 Pierre-Jean Couarraze, *Remington Type writer*
12 Yoël Benharrouche, *A green song for an autumn a*
16 Françoise Dupuy, *Town on a rock*
25 Jean-François Larrieu, *Lagoon*
27 Jean David Chétrite, *Unknown Lady in Venice*
28 Geny Detto, *Byzantium*
31 Jean-François Larrieu, *Festive table*
33 Claude Fauchère, *Saint-Malo*
35 Jean-Claude Quilici, *Back from fishing, Albufeira*
36 Françoise Dupuy, *Red fields*
38 Claude Fauchère, *Turnips*
41 Geny Detto, *Into Amazonia*
42 Jean David Chétrite, *Family reunion, Bollywood*
45 Jean-François Larrieu, *Hong Kong*
46 Yoël Benharrouche, *Flowers from heaven*
50 Pierre-Jean Couarraze, *MHN*, detail
53 Claude Fauchère, *Horizon*
55 Jean-Claude Quilici, *Mykonos, the quay*

A Capgemini Group publication (designed and produced by the Group marketing *and communication department, 11 rue de Tilsitt, 75017 Paris, France* | website: http://capgemini.com/annual-report/20
photos: Didier Olivré, Mak Boubeker, René Tanguy, AFP, DR | graphics management: Yearly Groupe Pema | cartographical design: © Rudi Meyer | printed in France: GSL System, Tours | insetting: Dinexis
and international distribution: DHL

Process of optimizing production by simultaneously taking account of the availability of resources and of changing demands in order to prepare a realistic schedule.

A set of resources (innovative workspaces, dedicated teams, etc.) made available by Capgemini to its clients, in a three-day session designed to encourage active listening and exchanges of ideas so that shared decisions can be reached within compact timeframes, allowing projects to get off the ground faster.

A company that supplies specific applications, hosted on its own servers, which clients may access via the Internet.

The second Basel agreement, issued by the Basel Committee on Banking Supervision, is part of a worldwide initiative to regulate banks and other financial institutions because of banks' changing risk profiles. It provides guidelines for good practice in risk measurement and management by better balancing equity with the various types of risks.

A combination of Business Intelligence and Information (Content) Management. Historically, these were two separate activities, but due to the increasing convergence in solutions and technologies, there is a drive to bring them together.

The rules and procedures operative within the Capgemini Group, including its subsidiaries. Each member of staff receives a copy of the Blue Book. Compliance with its stipulations is compulsory, regardless of the discipline or business unit concerned.

Delegation to a supplier of one or more of the client's functions, which usually contain a strong element of information technology.

A complete overhaul of a company's working methods, targeting a horizontal structure that fosters more decision-making at the operational level.

A set of IT resources enabling the collection and analysis of company data in order to provide support to management for the decision-making process.

A marketing technique prompting the consumer to convey the message, which is disseminated by word of mouth. Buzz is also called viral marketing.

A precise, structured way of working, focusing on the challenges faced by the client, and based on a close collaboration between the Capgemini teams and the customer teams.

Founded in 1994, the Chinese energy company supplies 4 000 megawatts of nuclear-generated electricity, in addition to the 10 000 megawatts to be produced by the power stations currently being built.

A term invented by Dutch artist Joost Swarte, in 1977, to describe the graphics used in comics inspired by "the Tintin style": realistic settings, thick and even black contours, tint areas with no shading, etc. Ted Benoit adopted this style at the end of the 1970s.

Founded in 1982, this state enterprise is the third largest oil company in China. Its principal activity is the exploitation of oil and gas resources outside China, generally in cooperation with non-Chinese companies.

Founded in 1988, this state enterprise is the leading oil and gas company in China with reserves assessed at 3.7 billion barrels of oil. It has 30 or so global exploration and production projects underway.

Oil extracted from wells by traditional methods as opposed to unconventional oil production (from sand or oil shale, biomass fuel, conversion of coal and natural gas into liquid hydrocarbon fuels, etc.).

The objective of CRM is to offer technological solutions that enable communications between a company and its customers to be strengthened and thus improved.

This concept is linked to a company's implementation of the idea of sustainable development and means that, beyond the economic and financial aspects, a company has to take into account the social and environmental aspects of the business.

A new offer, developed by Capgemini's Energy, Utilities & Chemicals Sector, specifically for electricity, gas and water companies, enabling them to lower their costs in order to sharpen their competitiveness within the new market context.

A company formed in 1971 by the merger of Hermès Informatique (subsidiary of Sogeti and the retailing group Cofradel), Solame (Société Lyonnaise d'Applications Mécanographiques) and Infor.

An annual study, published by Capgemini, to provide and analyze indicators for the electricity and gas markets, to monitor the supply and demand balance, and to measure the progress toward development of an open and competitive market in the 27 countries of the European Union.

A unique consulting hub, created in 1991 by the merger of the acquisitions of Cap Gemini Sogeti in this field. When formed, Gemini Consulting had 1 400 consultants worldwide.

A global forum and Capgemini initiative, launched in order to assemble the major decision-makers from some 40 major cities worldwide to share their experience, strategies and best practices.

The United Nations Global Compact is an initiative to encourage large organizations to adhere to ten sustainable and socially responsible principles. Under the Compact, companies are brought together with UN agencies and civil society.

Created in 1999 in the consumer goods industry, GDS gives everybody (from the manufacturer to the retailer) the same accurate and up-to-date view of product information. It aims to improve the performance of the international supply chain by developing international standards, best practices and processes.

An office suite, developed by Google and accessed via the Internet. This features a wide range of Web-based applications such as instant messaging, shared calendars, word processor, spreadsheet and other applications.

Created in November 2002, this organization, operating on a budget of 30 billion dollars, employs more than 170 000 people. It is authorized by law to record the credit card purchases, medical data, magazine subscriptions and Internet utilization of US citizens.

New technological offer by Capgemini for the supervision and management of hydrocarbon production.

Set of methods and skills enabling the employees of a company to understand, identify, analyze, organize, memorize and share knowledge.

MiFID is a key component of the EC's Financial Services Action Plan and establishes a full regulatory framework for all types of investment firms and all assets. This EU directive aims to improve investor protection, ensure efficient and transparent markets, and enhance the means available to the competent authorities for supervising financial transactions.

Standardized short-range high frequency wireless communication technology that enables the exchange of data between a reader and a mobile terminal, or between several terminals at decimeter intervals, and which is based on RFID (see Glossary entry).

Capgemini's service system involving the choice to deliver its services from a center located in a country close to the client's country.

Capgemini's service system involving the choice to deliver its services locally – either at the client's premises or at a center located nearby.

A full and totally integrated suite of management applications from Oracle, which is designed for businesses. It includes several modules: CRM (see Glossary entry), management of human resources, marketing, logistics, finance, maintenance, sales, etc.

A set of customer satisfaction and risk evaluation measures applied throughout the duration of a particular project. This system, specific to Capgemini, has become a benchmark within the profession.

A subscription to four services including broadband access, telephony (landline and cellular) and TV.

A development platform, proposed by IBM, which includes tools for the design, analysis and management of equipment, process management, software quality management and software development.

A US company that is the world's fifth largest supplier of military equipment. Raytheon employs approximately 73 000 people and generates 20 billion dollars in revenues.

Technology that enables data to be stored and remotely retrieved using tags or transponders, which are attached or built into the item. The tags contain an antenna connected to an electronic microchip.

Capgemini's global production system, which offers clients – depending on their needs – the best balance between services delivered from remote ("offshore") centers (India/China) and centers in the country in which they are based ("onshore").

A set of software solutions designed by the German SAP corporation, taking end-to-end charge of the processes implemented by public services (production, transportation and distribution of gas and electricity, treatment of water, etc.). SAP for Utilities helps such organizations adapt to regulatory changes.

A European program with the aim of providing common solutions and core payment instruments in order to harmonize the conditions, rights and obligations, standards and protective measures applicable to businesses, public administrations and private individuals undertaking payments, in Euros, within the European Union.

Utilization of intelligent meters that can identify, sometimes in real time, the details regarding the energy consumption of a user (a private individual or a business) in order to issue accurate invoices and help locate the costly or wasteful items.

IT system architecture designed to guarantee responsiveness, upgradeability and flexibility for businesses whose environment is constantly evolving.

Availability of an application (CRM, videoconference, human resources management, etc.) through a company hosting the service on behalf of the client, who accesses it via the Internet. Utilization is generally invoiced according to the number of users.

An ongoing process, its purpose being to measure the quality of developed computer software from design to delivery, for checking if the software or application reacts as it should, and comes up to client expectations, by revealing any faults or defects (i.e. deviations from the specifications).

Subprime loans are mortgage loans made to consumers with bad credit ratings or insufficient collateral to qualify for prime rate (A) loans. In exchange for the higher risk (late payments, default or foreclosure) that lenders assume in granting such loans, borrowers are charged much higher interest rates and are subject to specific contract terms. The fall in property prices in 2006 and the rise in interest rates resulted in widespread payment default, thus adversely affecting many credit institutions, even causing bankruptcy in some cases.

In-house reference document, published by Capgemini in October 2007. This document provides an inventory of recent developments in IT together with the corresponding imperatives for the Group's clients.

A program specific to the Capgemini Group, launched in 2006 in order to respond to client needs, with systematic utilization of ASE (see Glossary entry) in order to step up internal mobility and to incorporate new technologies into the thinking process right from the start of the engagement.

These seven basic values are: honesty, boldness, trust, freedom, team spirit, modesty and fun.

A second-generation of Web-based and hosted services facilitating interactivity (social networking sites) and creativity (blogs, wikis, etc.).

Yoël Benharrouche
www.galeries-bartoux.com
Born in Israel in 1961, Yoël Benharrouche arrived in Nice, in 1974, where he studied art then taught drawing. In addition, his artistic activities include painting, sculpture and miniatures. The essence of this internationally acclaimed artist's work ranges from bright to pastel shades and is impregnated with poetry and fantasy. He invites us to share and reflect on his mystical but essentially human vision of man and his world.

Jean-David Chétrite
www.galeries-bartoux.com
Jean-David Chétrite, who was born in 1957 and works in a studio in Paris, has initiated a very contemporary approach to collage and its evolution by intermingling various elaborate techniques and materials. A combination of superimposed texts and images, words and symbols reflects his philosophy. The painter's own memories and other cultures are intertwined and project the complexity and splendor of the world around us.

Pierre-Jean Couarraze
www.artchic.com
The Pyrenees were Pierre-Jean Courraze's birthplace but it was in Paris, his city of adoption, that he developed his interest in art, at the Académie de la Grande Chaumière in Montparnasse, and in the studio of the Belgian painter and engraver Ernotte. This artist's paintings reveal a strong attachment to poetry and literature which, together with a passion for art, drove him to discover ancient civilizations and to travel extensively.

← Glossary

Geny Detto
www.galerie-mc-goinard.com
For 25 years a professional musician while simultaneously developing a career as a painter, Geny Detto shows true generosity and sensitivity in his work. Born in 1944, this artist reproduces multifaceted shimmering atmospheres, reminiscent of an Oriental, African or Aztec decor. His dreams and memories are transcribed in enchanting settings that cover a whole gamut of clear and transparent tones.

Françoise Dupuy
www.fdupuy.net
After training in fine arts both at the École des Arts Décoratifs and at the École du Louvre, Françoise Dupuy's extremely fertile career path took her into advertising, interior decoration and furniture design. After practicing collage and monotype, she returned to painting some 15 years ago, adopting her typically wide, spontaneous strokes and invigorating colors that open up the viewer's imagination.

Claude Fauchère
www.galerie-art-comparaison.fr
Claude Fauchère, born in 1936 in Paris, studied art at the Collège des Arts Appliqués and at the École Nationale Supérieure des Métiers d'Art. A member of the Société des Artistes Français jury, and of the Salon d'Automne, he was appointed Peintre Officiel de la Marine in 1997 due to his passion for the sea. Bold perspectives and dazzling colors intermingle in highly structured works of art, which are both figurative and abstract.

Jean-François Larrieu
www.operagallery.fr
An emblematic figure in contemporary Parisian art circles, Jean-François Larrieu was born in Tarbes in 1960 and came to live in Paris in 1982. For ten years he was President of the Salon d'Automne de Paris, and his work has been exhibited worldwide. His paintings take us on a fabulous, imaginary journey to magical cities with colorful high-rise architecture and phantasmagoric landscapes with strange and luxuriant vegetation.

Jean-Claude Quilici
www.operagallery.fr
A Mediterranean background – he was born in Marseilles to Corsican parents in 1941 – explains Jean-Claude Quilici's passion for blue. Whether ocean indigo or ultramarine, cobalt or cerulean blue inspired by the south of France, his blues can become more subdued for village scenes bathed in sunlight. In shimmering colors with marked contrasts, Quilici depicts sunny creeks and pueblos from southern Europe to Mexico, where life is so good.

File N° 82-5065

Exhibit 2.

Ordinary and Extraordinary Shareholders' Meeting of Cap Gemini of April 17, 2008

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

Cap Gemini

Ordinary and Extraordinary Shareholders' Meeting

April 17, 2008

- Notice of meeting
- Agenda
- Summary of the proposed resolutions presented by the Board of Directors
- Proposed resolutions presented by the Board of Directors
- 2007 business review
- Five-year financial summary

Unofficial translation from French
The English translation is for information purposes only. In the event of discrepancies, the French language version of this document shall prevail

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI

"Société Anonyme" with capital of € 1,163,404,080
Head office: 11 rue de Tilsitt, 75017 Paris
Registered with the Paris Companies Registry under number 330 703 844

Paris, March 28, 2008

NOTICE OF MEETING

The shareholders of Cap Gemini are invited to attend the Ordinary and Extraordinary Shareholders' Meeting on **Thursday, April 17, 2008 at 10:00 a.m.**
at Pavillon d'Armenonville, Allée de Longchamp, Bois de Boulogne 75016 Paris

The agenda of the Meeting will be as follows:

AGENDA

ORDINARY SHAREHOLDERS' MEETING

- Management report presented by the Board of Directors and comments on the financial statements of the Company and the Group for the year ended December 31, 2007.
- Statutory Auditors' reports on the financial statements for the year ended December 31, 2007 and on the agreements governed by article L.225-38 of the Commercial Code.
- Review and approval of the 2007 Company financial statements.
- Review and approval of the 2007 consolidated financial statements.
- Regulated agreements.
- Appropriation of profit for the year and approval of dividend payout.
- Renewal of the terms of office of two non-voting directors.
- Renewal of the appointment of the two principal Statutory Auditors.
- Appointment of two new substitute Statutory Auditors.
- Authorization to be given to the Board of Directors to enable the Company to buy back its own shares.

EXTRAORDINARY SHAREHOLDERS' MEETING

- Authorization to be given to the Board of Directors to cancel the shares bought back by the Company under the share buyback programs.
- Delegation of authority to the Board of Directors to carry out a capital increase by capitalizing reserves.
- Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments *with* pre-emptive subscription rights for the shareholders.
- Delegation of authority to the Board of Directors to issue new shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments *without* pre-emptive subscription rights for the shareholders.
- Delegation of authority to the Board of Directors to increase the amount of the issues decided pursuant to the two previous resolutions in the scope of options for over-allocation ("Greenshoe" options).
- Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments as payment for shares tendered to any public exchange offer made by the Company or for contributions in kind to the Company of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares
- General ceiling on the delegations of authority resulting from the four previous resolutions.
- Delegation of authority to the Board of Directors to issue equity warrants without consideration ("Breton warrants") within the framework of a public offer to acquire the shares of the Company.
- Authorization to be given to the Board of Directors to allocate performance shares to employees and corporate officers of the Company and its subsidiaries.
- Delegation of authority to the Board of Directors to issue redeemable equity warrants (BSAAR) to employees and corporate officers of the Company and its subsidiaries without pre-emptive subscription rights for the shareholders.
- Delegation of authority to the Board of Directors to carry out a capital increase via a share issue reserved for members of Capgemini Group company savings plans (PEE).
- Delegation of authority to the Board of Directors to carry out a capital increase reserved for a Group company designated for this purpose and offering the employees of certain non-French subsidiaries that have not subscribed to Cap Gemini shares through a corporate mutual fund (FCPE) the possibility to participate in employee savings plans under similar conditions to those of the employees concerned by the previous resolution.
- Updating the bylaws to bring the time limit for reporting the crossing of the thresholds specified therein into line with the time limit for reporting the crossing of legal disclosure thresholds.

o0o

Shareholders who plan to attend the meeting in person are invited to notify one of the banks mentioned below, in writing. In return, they will be sent an admittance card.

In order to attend the meeting in person or by proxy or to cast a postal vote, shareholders must submit evidence of ownership of their shares. Ownership of the shares is evidenced by an entry in the Company's share register, held by Caceis – CT, in the name of the shareholder (or of the intermediary acting on their behalf if they are domiciled outside France), or in the register of bearer shares held by the applicable authorized intermediary. Such entries must be recorded by 12:00 a.m. (Paris time) on the third working day preceding the Meeting.

In the case of bearer shares, the authorized intermediary must provide a certificate of participation for the shareholders concerned. This should be sent to the Company as an attachment to the postal or proxy voting form or the request for an admittance card in the name of the shareholder, or in the name of the intermediary acting on their behalf if they are domiciled outside France, in order that the entry in the relevant register may be recorded. A certificate will also be issued to any shareholder wishing to participate in the meeting in person, who has not received an admission card by 12:00 a.m. (Paris time) on the third working day preceding the meeting.

All shareholders are entitled to cast postal votes.
A combined postal voting/proxy voting form will be sent, along with the relevant attachments, to all holders of registered shares.
Holders of bearer shares wishing to vote by post or by proxy should request the applicable form and attachments from the Company's head office or from one of the banks mentioned below. Such requests should be made in writing and should reach the Company or bank at least six days prior to the date of the meeting.

Postal or proxy votes will only be taken into account if received at least three days before the meeting at the Company's head office or at Caceis Corporate Trust, Assemblées Générales Centralisées, 14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux Cedex 09; or at least five days before the meeting at one of the following banks:

- Banque Postale
- BNP Paribas
- CACEIS-CT
- Caisse d'Epargne
- CM-CIC
- Lazard Frères Banque
- LCL
- Natixis
- Société Générale

Holders of bearer shares should attach their certificate of participation to their returned forms.

Shareholders who have informed the Company that they wish to participate in the meeting in person, by proxy or by casting a postal vote may not alter their method of participation. However, attendance at the meeting by a shareholder in person will cancel any proxy or postal votes cast.
Shareholders may nevertheless subsequently sell any or all of their shares. In such a case:
- If the sale takes place before 12:00 a.m. (Paris time) on the third working day preceding the meeting, the company will invalidate or amend any related postal votes, proxy, admittance card or certificate of participation. In the case of bearer shares, the authorized intermediary account holder must inform the Company or its authorized representative of the sale, and pass on all necessary information.
- If the sale takes place after 12:00 a.m. (Paris time) on the third working day preceding the meeting, it does not have to brought to the Company's attention by the authorized intermediary or taken into consideration by the Company, notwithstanding any agreement to the contrary.

Any written questions that the shareholders may have must be sent by registered letter with return receipt requested to the attention of the Chairman of the Board of Directors at the Company's head office, or by email to assemblee@capgemini.com, at least four working days before the date of the meeting. Such questions should be accompanied by a certificate attesting that the shareholder's shares are registered either in the Company's share register held by Caceis CT, or in the register of bearer shares held by the applicable authorized intermediary.

In accordance with French law, all documents which must be disclosed at the General Meeting will be made available to the shareholders at the Company's head office within the legally applicable timeframe.

The preliminary notice of meeting was published in the *Bulletin des Annonces Légales Obligatoires* on February 27, 2008 (publication no. 25).

The Board of Directors

SUMMARY OF THE PROPOSED RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS

RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

First, second, third and fourth resolutions: approval of the 2007 financial statements of the Company and the Group, record that no regulated agreements has been entered into during the past year, appropriation of profit for the year and approval of dividend payout.

Fifth resolution: renewal of Pierre Hessler's term of office as a non-voting director.

Sixth resolution: renewal of Geoff Unwin's term of office as a non-voting director.

Seventh resolution: renewal of the appointment of the principal statutory auditor PricewaterhouseCoopers Audit.

Eighth resolution: renewal of the appointment of the principal statutory auditor KPMG SA.

Ninth resolution: appointment of Mr Etienne Boris as substitute statutory auditor for PricewaterhouseCoopers Audit.

Tenth resolution: appointment of Mr Bertrand Vialatte as substitute statutory auditor for KPMG SA.

Eleventh resolution: authorization to enable the Company to buy back its own shares.

RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

Twelfth resolution: authorization to cancel shares acquired by the Company under the share buyback programs.

Thirteenth to seventeenth resolutions: delegation of authority to the Board of Directors (i) to carry out a capital increase by capitalizing reserves, (ii) to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments with or without pre-emptive subscription rights, (iii) to increase the amount of the issues in the scope of options for over-allocation, and (iv) to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments as payment for shares tendered to any public exchange offer made by the Company or for contributions in kind to the Company of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares.

Eighteenth resolution: determination of the total amount of share issues that may be carried out pursuant to the delegations of authority given to the Board of Directors in the fourteenth to the seventeenth resolutions.

Nineteenth resolution: delegation of authority to the Board of Directors to issue equity warrants without consideration ("Breton" warrants) within the framework of a public offer to acquire the shares of the Company.

Twentieth resolution: authorization to the Board of Directors to allocate performance shares to employees and corporate officers of the Company and its subsidiaries.

Twenty-first resolution: delegation of authority to the Board of Directors to issue redeemable equity warrants (BSAAR) to employees and corporate officers of the Company and its subsidiaries, without pre-emptive subscription rights for the shareholders.

Twenty-second resolution: delegation of authority to the Board of Directors to carry out a capital increase via a share issue reserved for members of Capgemini Group company savings plans (PEE).

Twenty-third resolution: delegation of authority to the Board of Directors to carry out a capital increase reserved for a Group company designated for this purpose and offering the employees of certain non-French subsidiaries that have not subscribed to Cap Gemini shares through a corporate mutual fund (FCPE) the possibility to participate in employee savings plans under similar conditions to those of the employees concerned by the previous resolution.

Twenty-fourth resolution: update of the bylaws to bring the time limit for reporting the crossing of the disclosure thresholds specified in the bylaws into line with the time limit for reporting the crossing of legal disclosure thresholds.

Twenty-fifth resolution: powers to carry out formalities.

o 0 o

PROPOSED RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

I RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

FIRST RESOLUTION
Approval of the 2007 Company financial statements

After hearing the following:
- the management report presented by the Board of Directors,
- the general report of the Statutory Auditors on their audit of the Company financial statements,

the General Shareholders' Meeting approves the Company financial statements for the year ended December 31, 2007, which show profit for the year of €496,620,020.93, and gives discharge to the Board of Directors for its management of the Company's affairs during the year.

SECOND RESOLUTION
Approval of the 2007 consolidated financial statements

After hearing the following:
- the Group management report of the Board of Directors for 2007,
- the Statutory Auditors' report on the consolidated financial statements,

the General Shareholders' Meeting approves the consolidated financial statements for the year ended December 31, 2007, which show profit for the year of €440 million.

THIRD RESOLUTION
Regulated agreements

After hearing the Statutory Auditors' special report on agreements governed by article L.225-38 of the French Commercial Code (*Code de commerce*), the General Shareholders' Meeting records that no such agreement has been entered into during the past year.

FOURTH RESOLUTION
Appropriation of profit for the year and approval of dividend payout

The General Shareholders' Meeting approves the recommendations of the Board of Directors with regard to the appropriation of distributable profit for the year ended December 31, 2007 and accordingly decides to appropriate this distributable profit amounting to €496,620,020.93 as follows:

• to the legal reserve (to increase it to €116,340,408, i.e. 10% of share capital at December 31, 2007), an amount of	€1,074,961.60
• as a dividend to be paid to shareholders, an amount of €1 per share, i.e.	€145,425,510.00
• and with the balance being allocated to retained earnings, i.e.,	€350,119,549.33
Making a total of	€496,620,020.93

Shareholders are reminded that the dividend accordingly set at €1 for each of the 145,425,510 shares bearing dividend rights at January 1, 2007 is fully eligible for the 40% tax rebate referred to in sub-paragraph 2 of paragraph 3 of article 158 of the French General Tax Code (*Code général des impôts*) for individuals subject to personal income tax in France.

It will be paid as from April 24, 2008. If the Company holds any of its own shares at the time of this dividend payment, the amount corresponding to the dividends that would have been paid in respect of these shares will be allocated to retained earnings.

Pursuant to article 243 *bis* of the French General Tax Code, the General Shareholders' Meeting notes that a dividend of €0.70 per share was paid for 2006 and a dividend of €0.50 per share was paid for 2005 (both fully eligible for the 40% tax rebate) and that no dividends were paid for 2004.

FIFTH RESOLUTION
Renewal of Pierre Hessler's term of office as a non-voting director

Based on the recommendation of the Board of Directors, the General Shareholders' Meeting renews for a two-year period the term of office of the non-voting director Pierre Hessler, whose current term of office expires at the close of this Meeting. Mr. Hessler's new term of office will expire at the close of the General Shareholders' Meeting to be called to approve the financial statements for the year ending December 31, 2009.

SIXTH RESOLUTION
Renewal of Geoff Unwin's term of office as a non-voting director

Based on the recommendation of the Board of Directors, the General Shareholders' Meeting renews for a two-year period the term of office of the non-voting director Geoff Unwin, whose current term of office expires at the close of this Meeting. Mr. Unwin's new term of office will expire at the close of the General Shareholders' Meeting to be called to approve the financial statements for the year ending December 31, 2009.

SEVENTH RESOLUTION
Renewal of the appointment of a principal Statutory Auditor

Based on the recommendation of the Board of Directors, the General Shareholders' Meeting renews, for a six-year period, the appointment of the principal Statutory Auditor PricewaterhouseCoopers Audit, 63 rue de Villiers, 92208 Neuilly-sur-Seine, France, whose current term of office expires at the close of this Meeting. The Statutory Auditor's new term of office will expire at the close of the General Shareholders' Meeting to be called to approve the financial statements for the year ending December 31, 2013.

EIGHTH RESOLUTION
Renewal of the appointment of a principal Statutory Auditor

Based on the recommendation of the Board of Directors, the General Shareholders' Meeting renews, for a six-year period, the appointment of the principal Statutory Auditor KPMG SA, 3 cours du Triangle, 92939 Paris-La Défense Cedex, France, whose current term of office expires at the close of this Meeting. The Statutory Auditor's new term of office will expire at the close of the General Shareholders' Meeting to be called to approve the financial statements for the year ending December 31, 2013.

NINTH RESOLUTION
Appointment of a new substitute Statutory Auditor

Based on the recommendation of the Board of Directors, the General Shareholders' Meeting appoints Etienne Boris, 63 rue de Villiers, 92208 Neuilly-sur-Seine, France, as substitute Statutory Auditor for PricewaterhouseCoopers Audit, to replace Philippe Gueguen. His term of office will expire at the same time as that of PricewaterhouseCoopers Audit.

TENTH RESOLUTION
Appointment of a new substitute Statutory Auditor

Based on the recommendation of the Board of Directors, the General Shareholders' Meeting appoints Bertrand Vialatte, 1 cours Valmy, 92923 Paris-La Défense Cedex, France, as substitute Statutory Auditor for KPMG SA, to replace Guillaume Livet. His term of office will expire at the same time as that of KPMG SA.

ELEVENTH RESOLUTION
Authorization to be given to the Board of Directors to enable the Company to buy back its own shares within the limit of a number of shares equal to maximum of 10% of its share capital

In accordance with articles L. 225-209 *et seq.* of the French Commercial Code and with European Commission Regulation no. 2273/2003 of December 22, 2003 and after hearing the report presented by the Board of Directors, the General Shareholders' Meeting grants the Board of Directors an authorization to enable the Company to buy back its own shares on the open market.

This authorization is given to allow the Company, if required:
- to enter into a share management process with an investment services provider within the scope of a liquidity agreement in accordance with the ethics charter recognized by the AMF,
- to award shares to employees and/or corporate officers (on the terms and by the methods provided for by law), in particular in connection with a plan involving the allocation of shares without consideration, a company savings plan or an international employee stock ownership plan,
- to remit the shares thus purchased to holders of securities convertible, redeemable, exchangeable or otherwise exercisable for Cap Gemini S.A. shares upon exercise of the rights attached thereto, in accordance with the applicable regulations,
- to purchase shares to be retained with a view to remitting them in future in exchange or payment for potential external growth transactions,
- to cancel the shares thus purchased subject to adoption of the twelfth resolution of the Extraordinary Shareholders' Meeting included in the agenda of this Shareholders' Meeting.

The transactions described above may be carried out by any method allowed under the applicable laws and regulations, including through the use of derivative instruments and by means of a block purchase or transfer of shares.

The share buybacks may be carried out at any time, except during the suspension periods specified in the applicable laws and regulations.

The General Shareholders' Meeting resolves that the maximum number of shares that may be acquired under this resolution may not exceed 10% of the Company's issued capital as of December 31, 2007, corresponding to 14,542,551 shares with a nominal value of €8 each. It is specified, however, that (i) within the context of this authorization, treasury stock should be taken into account to ensure that the Company does not own, at any time, over 10% of its own share capital, and (ii) treasury stock to be tendered in payment or exchange in the context of a merger, de-merger or contribution may not represent more than 5% of the share capital.

The General Shareholders' Meeting resolves that the maximum purchase price for shares under the buyback program may not exceed €70 per share of a nominal value of €8 and that the total funds invested in the share buybacks may therefore not exceed €1,017,978,570 (€70 x 14,542,551 shares).

In the case of a capital increase paid up by capitalizing additional paid-in capital, reserves, profit or other amounts by allocating shares without consideration during the period of validity of this authorization, as well as in the case of a stock-split or reverse stock-split, the above maximum price per share will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction.

The General Shareholders' Meeting gives full powers to the Board of Directors (including the power of delegation subject to the applicable law) to:
- implement this authorization,
- place any and all buy and sell orders and enter into any and all agreements, in particular for the keeping of registers of share purchases and sales, in accordance with the applicable Stock Exchange regulations,
- carry out any and all filings and other formalities and generally do whatever is necessary.

The Board of Directors will be required to report to the shareholders at each Annual General Meeting on all of the transactions carried out during the year under this authorization.

This authorization is given for a period of 18 months as from the date of this Shareholders' Meeting and replaces the authorization given in the seventh resolution adopted by the Ordinary Shareholders' Meeting of April 26, 2007.

II RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

TWELFTH RESOLUTION

Authorization to the Board of Directors to cancel shares acquired by the Company under the share buyback programs

After hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting authorizes the Board of Directors to:

- cancel – in accordance with article L. 225-209 of the French Commercial Code – on one or several occasions at its sole discretion, all or some of the Capgemini shares held by the Company, provided that the aggregate number of shares cancelled in any given period of twenty-four months does not exceed 10% of the Company's capital; and to reduce the capital accordingly,

- charge the difference between the purchase price of the cancelled shares and their nominal value to additional paid-in capital or any distributable reserves.

The General Shareholders' Meeting gives full powers to the Board of Directors to use the authorization given in this resolution, to amend the bylaws to reflect the new capital and to carry out all necessary formalities.

This authorization is granted for a period of 24 months as from the date of this Shareholders' Meeting, and replaces the authorization given in the eighth resolution adopted by the Extraordinary Shareholders' Meeting of April 26, 2007.

THIRTEENTH RESOLUTION

Delegation of authority to the Board of Directors to carry out a capital increase by capitalizing reserves

In accordance with articles L. 225-129-2 and L. 225-130 of the French Commercial Code, and after hearing the report of the Board of Directors, the General Shareholders' Meeting:

- authorizes the Board of Directors to decide to increase the share capital on one or several occasions by capitalizing additional paid-in capital, reserves, profit or other amounts in the form of an allocation of shares without consideration or by raising the nominal value of existing shares,

- but decides that, within the scope of this authorization, the nominal amount of the increases in capital by capitalizing reserves may not exceed €1.5 billion.

Within the scope of this authorization, the Board of Directors may decide that fractional rights will not be transferable, that the corresponding shares will be sold and that the proceeds from the sale will be allocated to the holders of said rights.

This authorization is given for a period of 26 months as from the date of this Shareholders' Meeting and replaces the delegation of authority given in the twenty-second resolution adopted by the Extraordinary Shareholders' Meeting of May 11, 2006.

FOURTEENTH RESOLUTION

Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments with pre-emptive subscription rights

In accordance with articles L. 225-129-2 and L. 228-92 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

- authorizes the Board of Directors to decide, on one or several occasions, on the issue, in France or other countries, of new shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares, immediately and/or in the future, or granting a right to the allocation of debt instruments issued by the Company. These securities may be denominated either in euros, or in foreign currencies, or in any monetary unit established by reference to several currencies,

- resolves that the shares and securities issued within the scope of this authorization will be subject to the following ceilings:

  - the total nominal amount (excluding share premiums) of capital increases that may thus be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €465 million (approximately 40% of the share capital as of December 31, 2007), to which will be added, where applicable, the additional amount of the shares to be issued in order to preserve the rights of holders of securities convertible, redeemable, exchangeable or otherwise exercisable for shares as provided for by law. In the case of a share issue by capitalizing additional paid-in capital, reserves, profit or other amounts by allocating shares without consideration during the period of validity of this delegation of authority, the maximum nominal amount (excluding share premiums) referred to above will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction,

- the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €3.5 billion;

- resolves that, if the Board of Directors makes use of this delegation of authority, the shareholders will have a pre-emptive right, in proportion to the amount of their shares, to subscribe for issues of shares or securities issued pursuant to this resolution, it being specified that if the subscriptions by shareholders pursuant to their priority rights pro rata to their existing holdings, as well as to any shares not taken up by other shareholders, do not cover the total value of the share issue, the Board of Directors may notably offer all or some of the shares not subscribed to the public,

- gives powers to the Board of Directors to charge the share issuance costs against the related premiums.

This delegation of authority is given for a period of 26 months as from the date of this Shareholders' Meeting and replaces the delegation of authority given in the twenty-third resolution adopted by the Extraordinary Shareholders' Meeting of May 11, 2006.

FIFTEENTH RESOLUTION

Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments without pre-emptive subscription rights

In accordance with articles L. 225-129-2, L. 225-135 and L. 228-92 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

- authorizes the Board of Directors to decide, on one or several occasions, on the issue, in France or other countries, of new shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares, immediately and/or in the future, or granting a right to the allocation of debt instruments issued by the Company. These securities may be denominated either in euros, or in foreign currencies, or in any monetary unit established by reference to several currencies,

- resolves that the shares and securities issued within the scope of this authorization will be subject to the following ceilings:

  - the total nominal amount (excluding share premiums) of capital increases that may thus be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €200 million (approximately 17% of the share capital as of December 31, 2007), to which will be added, where applicable, the additional amount of the shares to be issued in order to preserve the rights of holders of securities convertible, redeemable, exchangeable or otherwise exercisable for shares as provided for by law. In the case of a share issue by capitalizing additional paid-in capital, reserves, profit or other amounts by allocating shares without consideration during the period of validity of this delegation of authority, the maximum nominal amount (excluding share premiums) referred to above will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction,
  - the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €1.5 billion;

- resolves to eliminate the shareholders' pre-emptive subscription right to these shares and securities convertible, redeemable, exchangeable or otherwise exercisable for shares to be issued under this delegation of authority, giving the Board of Directors the power, however, to

provide for a priority right for the shareholders to subscribe for said shares pursuant to the provisions of article L. 225-135 of the French Commercial Code and to set, in such event, the period for exercising the priority right,

- resolves that the price of the shares issued, or the shares to which the securities convertible, redeemable, exchangeable or otherwise exercisable for shares which are issued in accordance with this authorization may give the right, shall be at least equal to the weighted average price for the Company's shares during the three trading days preceding the date on which the price is set. This price may be reduced by a discount of up to 5%,

- authorizes the Board of Directors to charge the share issuance costs against the related premiums.

This delegation of authority is given for a period of 26 months as from the date of this Shareholders' Meeting and replaces the delegation of authority given in the twenty-fourth resolution adopted by the Extraordinary Shareholders' Meeting of May 11, 2006.

SIXTEENTH RESOLUTION

Delegation of authority to the Board of Directors to increase the amount of the issues in the scope of options for over-allocation ("Greenshoe" options)

After hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting resolves that, within the scope of the issues decided based on the authorizations granted to the Board of Directors pursuant to the fourteenth and fifteenth resolutions above, the number of shares to be issued in accordance with the terms and conditions of the relevant issue may be increased, if requests for shares exceed the number of shares on offer, under the conditions and within the limits provided for by articles L. 225-135-1 and R. 225-118 of the French Commercial Code and within the limit of the ceilings provided for in such resolutions.

SEVENTEENTH RESOLUTION

Delegation of authority to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to allocation of debt instruments as payment for shares tendered to any public exchange offer made by the Company or for contributions in kind to the Company of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares

In accordance with articles L. 225-147, L. 225-148, L. 225-129 and L. 228-92 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

- authorizes the Board of Directors to decide, on one or several occasions, on the issue of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company or granting a right to the allocation of debt instruments as payment for shares tendered to any public exchange offer made by the Company in France or any other country concerning the shares of another company traded on one of the regulated markets set out in said article L. 225-148,

- delegates to the Board of Directors the powers required to carry out, within a limit of 10% of the Company's current share capital (subject to the specifications of the following paragraph), an issue of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting the right to allocation of debt instruments, as payment for contributions in kind made to the Company composed of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares, where the provisions of article L. 225-148 of the French Commercial Code do not apply,

- resolves that the shares and securities issued within the scope of this authorization will be subject to the following ceilings:
  - the total nominal amount (excluding share premiums) of capital increases that may thus be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €200 million, to which will be added, where applicable, the additional amount of the shares to be issued in order to preserve the rights of holders of securities convertible, redeemable, exchangeable or otherwise exercisable for shares as provided for by law. In the case of a share issue by capitalizing additional paid-in capital, reserves, profit or other amounts by allocating shares without consideration during the period of validity of this delegation of authority, the maximum nominal amount (excluding share premiums) referred to above will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction,
  - the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €1.5 billion;

- resolves that the issue of shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting the right to allocation of debt instruments pursuant to this authorization shall be charged against the ceilings referred to in the second point of the fifteenth resolution above,

- notes that existing shareholders of the Company shall not have a pre-emptive right to subscribe for any shares and/or other securities issued pursuant to this authorization, as the exclusive purpose of said issues shall be to provide payment for contributions in kind and to the holders of securities tendered to public exchange offers made by the Company,

- notes that the price of the shares and other securities issued under this authorization will be set based on the laws applicable to contributions in kind or public exchange offers,

- authorizes the Board of Directors, or a representative duly authorized in accordance with the law, to use this authorization and to charge the share issuance costs against the related premiums.

This authorization is given for a period of 26 months as from the date of this Shareholders' Meeting, and replaces the authorization given in the twenty-sixth resolution adopted by the Extraordinary Shareholders' Meeting of May 11, 2006.

EIGHTEENTH RESOLUTION
General ceiling on the delegations of authority resulting from the four previous resolutions

After hearing the report of the Board of Directors, the General Shareholders' Meeting resolves that the total amount of share issues that may be carried out pursuant to the authorizations given to the Board of Directors in the fourteenth, fifteenth, sixteenth and seventeenth resolutions above shall be as follows:

- the total nominal amount (excluding share premiums) of capital increases that may thus be carried out by issuing shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €465 million, to which will be added, where applicable, the additional amount of the shares to be issued in order to protect the rights of holders of securities convertible, redeemable, exchangeable or otherwise exercisable for shares as provided for by law, it being specified that this limit will not apply to capital increases by capitalizing additional paid-in capital, reserves, profit or other amounts. In the case of a capital increase by capitalizing additional paid-in capital, reserves, profit or other amounts by allocating shares without consideration during the period of validity of this delegation of authority, the maximum nominal amount (excluding share premiums) referred to above will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction,

- the aggregate amount of the issue of securities convertible, redeemable, exchangeable or otherwise exercisable for shares or granting a right to allocation of debt instruments may not exceed €3.5 billion.

NINETEENTH RESOLUTION

Delegation of authority to the Board of Directors to issue equity warrants without consideration ("Breton" warrants) within the framework of a public offer to acquire the shares of the Company

In accordance with articles L. 233-32 II and L. 233-33 of the French Commercial Code and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

1. authorizes the Board of Directors to decide, in the event of a public offer concerning the Company:
   - to issue warrants, on one or several occasions, in the proportions and at the times it deems appropriate, enabling subscription for one or several share(s) of the Company under preferential conditions,
   - to allocate said warrants, without consideration, to all the Company's shareholders having shareholder status prior to the expiration of the public offer period, and
   - the conditions of exercise and the characteristics of the warrants, such as the exercise price and, more generally, the terms and conditions of any issue carried out pursuant to this resolution;
2. resolves that the Board of Directors shall, at the time the warrants are issued, justify said issue in a report drawn up by a bank having no common interests with the Company. The report must explain:
   - the circumstances and the reasons why the offer is contrary to the shareholders' interests, and
   - the criteria and methods chosen to determine the exercise price of the warrants;
3. resolves that the total nominal amount of the capital increase potentially resulting from the exercise of these equity warrants would be capped at 25% of the nominal amount of the share capital at the time of the issue, it being specified that this ceiling is set independently of all other ceilings relating to the issue of equity instruments or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company authorized by this General Shareholders' Meeting or a previous General Shareholders' Meeting. This maximum amount will be increased by an amount corresponding to the nominal value of the securities required to make any adjustments that may be necessary in accordance with applicable legal and regulatory provisions (for example, in the event of a change in the nominal value of the shares, a capital increase paid up by capitalizing reserves, or the issue of new equity instruments with pre-emptive subscription rights for the shareholders) and, where appropriate, contractual provisions providing for other adjustments, in order to protect the rights of the holders of the warrants described above;
4. resolves that the total number of warrants issued may not exceed the number of shares making up the share capital at the time the warrants are issued;
5. resolves that this delegation of authority may only be used within the framework of a public offer concerning the Company;
6. resolves that the Board of Directors - or the Chief Executive Officer pursuant to a sub-delegation of authority subject to the limitations set forth in the bylaws or under French law - will be given full powers to implement this delegation of authority.

The equity warrants will automatically lapse in the event that the public offer, and any competing offer, should fail, be withdrawn or lapse. Warrants having lapsed by operation of law will not be

taken into account when calculating the maximum number of warrants that can be issued, as indicated in paragraph 4 above.

The General Shareholders' Meeting notes that the shareholders will waive their pre-emptive subscription rights to the common shares of the Company underlying the warrants issued pursuant to this authorization.

This delegation of authority to the Board of Directors is valid for any and all issues of equity warrants within the framework of a public offer filed within a period of 18 months as from the date of this General Shareholders' Meeting.

TWENTIETH RESOLUTION

Authorization to be given to the Board of Directors to allocate performance shares to employees and corporate officers of the Company and its French and non-French subsidiaries

In accordance with articles L. 225-197-1 *et seq*. of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

1. authorizes the Board of Directors – subject to the achievement of the performance target defined below and for a number of shares not exceeding 1% of the share capital as of the date of the decision - to allocate shares of the Company (existing or to be issued), to employees of the Company and its French and non-French subsidiaries;

2. resolves that up to 5% of this total number of performance shares (0.05% of the share capital) may also be allocated to corporate officers of the Company or its subsidiaries, it being specified that in this case, the shares may not be transferred by their beneficiary until the end of the beneficiary's term of office within the Company, or on the Board of Directors of the Company or one of its subsidiaries;

3. resolves that these performance shares will only vest at the end of:
   a) a period of two years, in which case the beneficiary will be required to hold the shares for an additional period of at least two years from the date on which they vest, or
   b) a period of four years, in which case there will be no minimum holding requirement.

   The Board of Directors may decide between the above two options and apply them alternately or concurrently, depending on regulatory provisions in force in the country of residence of the beneficiaries. However, the shares will vest before the expiration of the above periods and with no minimum holding period in the event of the death or incapacity of a beneficiary, corresponding to a Category 2 or 3 disability in France, as defined in article L. 341-4 of the French Social Security Code;

4. resolves that the exact number of shares vesting at the end of the two- or four-year period (depending on whether option 3a) or option 3b) is chosen) following the date of initial notification of the allocation, will be equal to the number of shares indicated on the allocation notice, multiplied by the percentage of achievement of the chosen performance target, it being specified that:
   - unless the Board of Directors subsequently makes a duly reasoned decision to the contrary, the performance target to be met in order for the shares to vest will be the performance of the Cap Gemini share (measured over the year preceding the date on which the shares vest) compared to the average performance, measured over the same period, of a basket of ten securities of listed companies operating in the same sector as the Group in at least five countries in which the Group is firmly established (France, the United States, India, etc.),
   - this performance will be measured by comparing the market capitalization of Cap Gemini with the average market capitalization (expressed in euros and based on constant exchange rates) of the ten companies comprising the basket,

- no shares will vest if, during the year preceding the date on which the shares should have vested, the performance of the Cap Gemini share is less than 90% of said average performance,
- the number of shares which vest will be equal to:
  - 60% of the number of shares initially allocated if the performance of the Cap Gemini share is at least equal to 90% of said average performance,
  - 100% of the number of shares initially allocated if the performance of the Cap Gemini share is higher than or equal to 110% of said average performance,

and where the performance of Cap Gemini varies between 90% and 110% of said average performance, 2% of additional shares will vest for each tenth of a percentage point within said range;

5. resolves that, by derogation, shares not subject to performance conditions may be allocated to certain employees, excluding members of the Group Management Board. These shares will be limited to 15% of the total number of shares allocated pursuant to this authorization and to 1,000 shares per beneficiary;

6. gives powers to the Board of Directors to implement this authorization, and in particular:
   - to set the share allocation date,
   - to draw up one or more list(s) of beneficiaries,
   - to decide, in the event that transactions are carried out before the shares vest that affect the Company's issued capital, whether to adjust the number of the shares allocated in order to protect the rights of the beneficiaries and, if so, to define the terms and conditions of such adjustment,
   - to draw any amount from the reserves and/or additional paid-in capital of the Company in order to carry out the capital increase or increases following the definitive allocations of shares to be issued, to set the entitlement dates applicable to the new shares, and to amend the bylaws accordingly,
   - to carry out all formalities and, more generally, to do whatever is necessary.

This authorization is given for a period of 12 months as from the date of this General Shareholders' Meeting.

TWENTY-FIRST RESOLUTION

Delegation of authority to the Board of Directors to issue redeemable equity warrants (BSAAR) to employees and corporate officers of the Company and its subsidiaries, without pre-emptive subscription rights for the shareholders

In accordance with articles L. 228-91 *et seq*, L. 225-129 *et seq*. and L. 225-138 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

1. authorizes the Board of Directors, or a representative duly authorized in accordance with the law, to decide to issue redeemable equity warrants (BSAAR), on one or several occasions;

2. sets at €24 million the maximum nominal amount of capital increases that may be carried out pursuant to this delegation, corresponding to a maximum of 3 million shares of a nominal value of €8 each. This amount does not take into account additional shares to be issued, where appropriate, to protect the rights of the holders of securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company;

3. resolves, in accordance with article L. 225-138 of the French Commercial Code, to eliminate the shareholders' pre-emptive subscription right to these redeemable equity warrants and to reserve the right to subscribe for such warrants to employees and corporate officers of the Company and its French and non-French subsidiaries. The Board of Directors will draw up the

list of persons eligible for redeemable equity warrants (the "Beneficiaries") and the maximum number of warrants that may be granted to each Beneficiary;

4. resolves that the Board of Directors (or the Chief Executive Officer pursuant to a delegation of authority by the Board) will determine:

   a) the characteristics of the warrants, including the subscription price, which will be set on the basis of the opinion of an independent appraiser, taking account of the usual factors affecting their value (such as the exercise price, period of non-transferability, exercise period, trigger price and redemption period of the warrants, the interest rates, dividend distribution policy, price and volatility of the Company's share), as well as the conditions of the issue and the terms and conditions of the issue agreement,

   b) the subscription or purchase price for the shares underlying the warrants, it being specified that one redeemable equity warrant will entitle the Beneficiary to subscribe for or purchase one share of the Company. The subscription or purchase price will be equal to at least 120% of the average closing prices quoted for the Company's shares over a period of 20 consecutive trading days preceding the date on which the terms and conditions of the issue and the characteristics of the equity warrants are decided;

5. notes that the shareholders will automatically waive their pre-emptive subscription rights to the shares issued upon the exercise of the redeemable equity warrants in favor of the holders of such warrants, in accordance with the last paragraph of article L. 225-132 of the French Commercial Code;

6. gives full powers to the Board of Directors, or a representative duly authorized in accordance with the law, to take all measures, enter into all agreements and accomplish all formalities with respect to completing the issue of the redeemable equity warrants, to report the completion of the resulting capital increases, update the bylaws, and make such amendments as it subsequently deems necessary to the issue agreement, subject to the consent of the warrant holders;

7. in accordance with article L. 225-138 of the French Commercial Code, the Board of Directors will prepare an additional report to be submitted to the next General Shareholders' Meeting, on the conditions in which this authorization has been used.

This authorization is given for a period of 18 months as from the date of this General Shareholders' Meeting.

TWENTY-SECOND RESOLUTION

Delegation of authority to the Board of Directors to carry out a capital increase via a share issue reserved for members of Capgemini Group company savings plans (PEE)

In accordance with articles L. 225-129-2, L. 225-138 and L. 225-138-1 of the French Commercial Code and articles L. 443-1 *et seq.* of the French Labor Code and in order to meet the requirements set forth in article L. 225-129-6 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

1. authorizes the Board of Directors to (i) increase the capital, on one or more occasions, by issuing new shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares, reserved for members of a Capgemini Group company savings plan (PEE) and (ii) allocate without consideration, where appropriate, shares or securities convertible, redeemable, exchangeable or otherwise exercisable for new shares, in total or partial substitution for the discount referred to in paragraph 3 below, in accordance with the conditions and subject to the limitations set forth in the fourth paragraph of article L. 443-5 of the

French Labor Code, it being specified that the Board of Directors may sell existing treasury shares, under the same conditions, in total or partial substitution for this capital increase;

2. resolves that the number of shares potentially resulting from all of the share issues carried out pursuant to this authorization, including those resulting from the potential allocation without consideration of shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares in total or partial substitution for the discount, under the conditions set forth in article L. 443-5 of the French Labor Code, shall not exceed six million (6,000,000) shares. This number will be increased, where appropriate, by the number of additional shares to be issued in order to preserve the rights of holders of securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company;

3. resolves that (i) the issue price for the new shares may not be higher than the average of the opening prices quoted for the Company's existing shares on the Eurolist market of Euronext Paris S.A. over the 20 consecutive trading days preceding the decision of the Board of Directors or the Chief Executive Officer setting the start date of the subscription period, or over 20% lower than said average; it is specified that the Board of Directors or the Chief Executive Officer may, where appropriate, reduce or eliminate any discount applied, to take into account legal and tax systems in countries other than France, or to allocate, without consideration, shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company in total or partial substitution for this maximum 20% discount, and (ii) the issue price for the securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company shall be set in accordance with the provisions of paragraph 4 of article L. 443-5 and article R. 443-8-1 of the French Labor Code;

4. resolves to eliminate, in favor of the members of Capgemini Group company savings plans, the shareholders' pre-emptive subscription rights to the shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company that may be issued pursuant to this authorization and to waive all rights to shares and securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company that may be allocated without consideration pursuant to this resolution;

5. gives full powers to the Board of Directors, or a representative duly authorized in accordance with the law, to:

   - decide whether the shares should be directly subscribed to by the employees participating in a Capgemini Group company savings plan or through a corporate mutual fund (FCPE) or an employee stock ownership mutual fund (SICAVAS),
   - determine the companies whose employees will be eligible for the subscription offer,
   - decide whether to set a time limit for the payment by the employees of their subscriptions,
   - define the terms and conditions of membership of the Capgemini Group company savings plan(s); draw up or amend the plan rules,
   - set the start and end dates of the subscription period and the share issue price,
   - allocate, subject to the limitations set forth in article L. 443-5 of the French Labor Code, without consideration, shares or securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company and determine the type of reserves, profit or paid-in capital to be capitalized,
   - set the number of new shares to be issued and define rules for reducing subscriptions if they exceed the number of shares on offer,
   - charge the issuance costs of the shares and other securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company against the related premiums and deduct from the premiums the amounts necessary to raise the legal reserve to one-tenth of the new capital after each issue.

This authorization is given for a period of 26 months as from the date of this General Shareholders' Meeting, and replaces the authorization given in the twenty-eighth resolution adopted by the Extraordinary Shareholders' Meeting of May 11, 2006.

TWENTY-THIRD RESOLUTION

Delegation of authority to the Board of Directors to carry out a capital increase reserved for a Group company designated for this purpose and offering the employees of certain non-French subsidiaries that have not subscribed to Cap Gemini shares through a corporate mutual fund (FCPE) the possibility to participate in employee savings plans under similar conditions to those of the employees concerned by the previous resolution

In accordance with articles L. 225-129-2 and L. 225-138 of the French Commercial Code, and after hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

1. notes that the employees of the non-French companies of Capgemini Group falling within the scope of article L. 233-16 of the French Commercial Code, whose registered office is located in a country where it would be difficult to implement the employee stock ownership plans referred to in the previous resolution due to legal or tax constraints are defined as "Employees of Non-French Companies";

2. authorizes the Board of Directors to increase the Company's capital, on one or several occasions, by issuing shares reserved for Capgemini Employees Worldwide SAS, a French *société par actions simplifiée* (simplified joint stock company) with a share capital of €100,000, having its registered office at 11 rue de Tilsitt, 75017 Paris, France, registered with the Paris Trade and Companies Registry under number 440 330 090 (hereinafter referred to as the "Beneficiary");

3. resolves to eliminate, in favor of the Beneficiary, the shareholders' pre-emptive subscription rights to the shares that may be issued pursuant to this authorization;

4. resolves that the Board of Directors may not use such an authorization until the entire share capital of Capgemini Employees Worldwide S.A.S. has been transferred, on an unrestricted ownership basis, to one or several credit institutions or investment service providers;

5. resolves that, in the event that the Board uses this authorization, the issue price for the new shares subscribed to by the Beneficiary will be determined under the same conditions as the price for the shares offered to the members of Capgemini Group company savings plans pursuant to the previous resolution;

6. resolves that the capital increase(s) decided pursuant to this authorization may not give rise to the subscription of more than two million (2,000,000) shares and that the total number of shares issued pursuant to this resolution and the previous resolution will be capped at six million (6,000,000) shares with a nominal value of eight (8) euros each;

7. resolves that the Board of Directors, or a representative duly authorized in accordance with the law, will have full powers to use this delegation, on one or several occasions, to:

   - determine the subscription options that will be offered to the employees in each country concerned, taking account of local legal constraints, and select the relevant countries and subsidiaries whose employees will be eligible for the issue,

   - set the maximum number of shares to be issued, subject to the limitations set forth under this resolution, and record the final amount of each capital increase,

   - set the dates and all other terms and conditions of the capital increases including, in accordance with the law, the threshold below which subscriptions would not be reduced,

- charge the share issuance costs against the related premiums and deduct from the premiums the amounts necessary to raise the legal reserve to one-tenth of the new capital after each issue.

This authorization is given for a period of 18 months as from the date of this General Shareholders' Meeting.

TWENTY-FOURTH RESOLUTION

Updating the bylaws to bring the time limit for reporting the crossing of the disclosure thresholds specified therein into line with the time limit for reporting the crossing of legal disclosure thresholds

The General Shareholders' Meeting resolves to bring the time limit for reporting the crossing of the disclosure thresholds specified in the bylaws into line with the time limit for reporting the crossing of legal disclosure thresholds, by amending the first paragraph of article 10 of the Company's bylaws (relating to disclosure thresholds) to read as follows:

"When an individual or corporate shareholder crosses the disclosure threshold of 1% of the share capital or the voting rights and then any multiple of said percentage, up to one third of the share capital or the voting rights, said shareholder must inform the Company of the total number of shares and voting rights held by that shareholder, by registered letter with acknowledgement of receipt, within five trading days of the threshold being crossed."

TWENTY-FIFTH RESOLUTION

Powers to carry out formalities

After hearing the report of the Board of Directors, the General Shareholders' Meeting authorizes the bearer of a copy or extract of the minutes of this meeting to execute all filing, publication and other formalities required under French law.

o 0 o

2007 BUSINESS REVIEW

- **General comments**

Demand for consulting and IT services held firm throughout 2007, confirming the trend observed in the previous two years. The banking industry crisis triggered in July 2007 by the sudden dramatic fall in the value of assets linked to the US real estate sector has not, at the date of writing, impacted the rest of the economy. Business remained on track both in the United States and in Europe, with no signs of a potential slowdown on the horizon. Bookings remained vigorous and the upbeat fourth-quarter sales performance helped provide impetus for a strong growth momentum at the beginning of 2008.

1. Operations by region

In 2007, the Capgemini Group delivered a 13.0% jump in revenues on a reported basis, once again outperforming the market. After adjusting for the effect of changes in Group structure (mainly the acquisitions of Kanbay and Software Architects Inc.) and for currency fluctuations (strong rise in the euro against all major currencies in 2007), revenue growth came in at 9.0%, noticeably higher than that of the market. This strong performance, coupled with the first benefits filtering through from the Group's i^3 transformation program, helped deliver further improvements in its operating margin, which edged up 1.6 points to 7.4% over the full year and 8.6% over the six months to December 31, 2007.

The **United Kingdom and Ireland** region continues to be the Group's top-performing geographical unit, and alone accounted for 25.6% of total revenues. The region posted 4.9% revenue growth on a reported basis (4.4% like-for-like), with the contribution of Kanbay's activities more than offsetting the fall in the value of sterling. This performance was powered by strong growth in Consulting and Technology services, dented slightly by a slower pace of growth in Outsourcing business. Revenues generated with the British tax authorities (HMRC) reflect services provided for under the core contract signed in 2004, as well as significant add-ons. The planned reduction in services for this client almost fully offset the double-digit growth across the rest of the Outsourcing business. This pattern can also be seen in the region's profitability figures, as the small decrease in HMRC contract's profitability was not entirely offset by advances in other divisions. However, the United Kingdom and Ireland region continues to be a major contributor to Group profit, delivering operating margin of €152 million, or 6.8% of revenues.

In **France** (22.6% of Group revenues), year-on-year growth came in at 8.6%. Outsourcing Services performed particularly well, posting double-digit growth. Consulting and Technology services also benefited from a favorable environment, and extended market share. Similarly, Sogeti posted a very satisfactory rise in revenues, but above all focused its efforts on improving operating margin, which nudged up 1.5 point over the full year, spurred by the roll-out of higher value-added solutions such as application testing. Outsourcing Services made the greatest contribution to the improved margin performance, with significant efforts to curb losses on the Schneider Electric contract. Further to negotiations, the schedule, terms, valuation of the services provided and scope of Capgemini's responsibility under the contract have been adjusted. As a result, in 2007 the Group recognized (i) expenses that had been previously deferred; (ii) a provision reflecting the cost of reducing the scope of the new contract; and (iii) a write-back of a provision for losses on completion that had been recorded at end-2006. The write-back of this provision reflects new prospects of operating profit under the contract for the period 2008-2016. Overall, operating margin for operations in France stands at 4.4% of revenues for the full year and 6.2% for the six months to December 31, 2007 and would be above Group average excluding the Schneider contract.

The **North America** region accounted for 19.8% of total Group revenues. The negative impact on published figures of a stronger euro against the dollar was more than offset by the consolidation of US companies Kanbay and Software Architects Inc. Growth was 28.3% on a reported basis (actual Group structure and exchange rates), and remained a high 9.4% like-for-like. This reflects an excellent performance from Sogeti, which successfully integrated Software Architects Inc. while maintaining double-digit growth, and particularly from Outsourcing Services, which account for one-third of the Group's business in the region and saw the start-up of numerous contracts signed in 2006. Growth for Consulting and Technology services was more subdued, with the year's efforts focused on integrating Kanbay and scoring further profitability gains. Operating margin for the North American business came in at 6.5%, a rise of 1.1 percentage point on the year-earlier figure.

Benelux accounted for 13.4% of total Group revenues and turned in another stellar growth performance in 2007, with revenues up 11.7%. Consulting and Technology services expanded in line with the rest of the Group, while Sogeti reported 14% growth, thanks in particular to the Netherlands, where application testing solutions continued to be rolled out successfully. Whereas the Outsourcing business had tended to weigh on performance in previous years, it contributed significantly to the region's performance in 2007. The signature of a number of major contracts pushed revenues up 20%, and thus helped to boost profitability. Overall, operating margin for the Benelux region came in at a remarkable 15%, or €176 million.

Revenues in the **Germany and Central Europe** region (Switzerland, Austria and eastern European countries) climbed 8.5% (3.9% after factoring in changes in Group structure and exchange rates further to the 2006 acquisitions of Plecto and FuE), and account for 6.4% of the Group total. This relatively modest performance in 2007 was due mainly to a decline in revenues from application management and infrastructure management, only partially offset by good results from Business Process Outsourcing. Consulting and Technology services reported growth in line with the Group average and a sharp improvement in profitability. As a result, operating margin for the region jumped more than three points to 13.3% of revenues.

The **Nordic** region enjoyed an exceptional year in 2007, and reported like-for-like revenues surging 22.3% during the year, delivering 6.2% of Group revenues. Consulting Services reported a modest advance, which gathered pace towards the end of 2007. However, growth came in above 20% across all other businesses. Sogeti in particular had a bumper year, expanding its market share on the back of its ability to recruit in an extremely tight labor market. The Group's successful deployment of resources in offshore centers was key to the buoyant performance of Technology and Outsourcing services in the region. On the strength of these achievements, operating margin for the Nordic region surged almost 40% in terms of value, and came in one point higher as a percentage of revenues, at 8.4%.

Southern Europe (Italy, Portugal, Spain as well as Argentina and Brazil – representing 4.5% of Group revenues in 2007) reported a sharp upturn in performance thanks to a robust showing from Consulting, Technology and Outsourcing services. Revenues for Sogeti remained flat, however. Growth for this region came in at 14.9%, or 14.1% adjusted for the acquisition of InQa Test Labs in 2006. In 2007, the Group opened a new development unit in Buenos Aires (Argentina), mainly for Spanish-speaking customers. Although Argentina does not offer all of the cost benefits associated with India, the Group's decision was welcomed by many customers preferring to do business in their own language (this was also the driving force behind the center which opened in Morocco for French-speaking clients). The Group also acquired Network Consulting Group, its long-standing partner in Argentina and Brazil. Italy also reported a strong 16.1% advance, confirming the upturn observed at the end of 2006. Operating margin for the Southern Europe region as a whole came in at 5.5%.

The **Asia-Pacific** region delivered the Group's best growth performance, at 63.9%. The region continues to spearhead growth even after figures are adjusted for changes in Group structure (acquisition of Kanbay and Indigo) and exchange rates, with like-for-like growth of 30.1%. Kanbay, Australia and China were the main growth drivers: although Asia-Pacific appears to represent a low 1.5% of total Group revenues, the revenue figures for the region only include sales to external

customers. In reality, 70% of revenues in the region are generated with Group entities which have opted to transfer a portion of their processes and/or resources, mainly to India, which therefore represents a very low proportion of external Group revenues but 20% of its employees. Operating margin for the Asia-Pacific region is particularly high, since a portion of the profits are recognized in the offshore centers, while revenues with end customers are recognized in the ordering region.

2. Operations by business segment

Technology Services remains the Group's powerhouse, representing 38.5% of total Group revenues and recording like-for-like growth of 11.0%, the biggest advance among the Group's four businesses. Understandably, there was an even sharper rise in the volume of hours worked, due to the ramp-up of production at offshore centers, where sales prices are lower than in western countries. Thanks to this offshoring business model, the increase in the average sales price for our services was slightly higher than the average increase in salaries. The utilization rate advanced by more than one point, helping to push up operating margin as a percentage of revenues by the same amount. Operating margin came in at 8.9% for the full year, and more than 10% for the six months to December 31, 2007.

Growth for the Consulting Services business was a modest 4.5%, representing just 8.7% of Group revenues, with overall performance dampened by the downturn in Consulting in North America. These trends can be partly explained by the vigorous performance of Technology Services in the region, which led to an increasing number of consultants being assigned to projects for that business. To prevent these factors distorting resources management, Capgemini decided to group the North American Consulting business within an autonomous entity as from January 1, 2008, in line with the new business organization rolled out across Europe in 2007. This organization has already proved effective, with European Consulting operations accelerating sharply in the second half of the year. Consulting businesses reported a slight rise in profitability in 2007 to 10.5%, bolstered by a shake-up in their skills pyramid resulting from the recruitment of numerous junior consultants. This more than offset the slight fall in utilization rates.

Local Professional Services (Sogeti) posted 9.5% growth and now represent 16.2% of total Group revenues, with the United States, the Netherlands and Sweden representing the most buoyant markets. Thanks to a rise of more than two points in profitability over the year, Sogeti was the Group's most profitable business in 2007, with an operating margin of 12.0%. The upturn reflects a favorable environment as well as the roll-out of high value-added solutions such as testing or Microsoft/IBM technology-based solutions. Sogeti also played a part in the offshoring push, with the launch of its first Indian center in 2007.

Outsourcing Services moved up 7.8% on a like-for-like basis, but accounted for a slightly lower 36.6% of total Group revenues (versus 39% last year). As was the case across most regions, Outsourcing Services enjoyed vigorous growth but the measured decline in HMRC business – accounting for one-third of Outsourcing Services in 2006 – weighed heavily on revenue trends in the second half of 2007. Profitability for the Outsourcing Services segment advanced in line with profitability trends for the Group as a whole, to stand at 4.7% for the full year. The fall in revenues under the HMRC contract held back profits, although this was more than offset by margin improvements across several business units.

3. Headcount

At December 31, 2007, total Group headcount had risen 23% to 83,508 from 67,889 one year earlier. This 15,619 increase in numbers reflects:

- 32,383 additions resulting from:
  - 24,814 new hires,
  - 7,569 transfers in connection with Group acquisitions (including 6,833 from Kanbay and 555 from Software Architects Inc.) or Outsourcing Services contracts signed with certain clients.

- 16,764 departures resulting from:
  - 14,875 resignations,
  - 115 transfers outside the Group further to the sale of certain business operations,
  - 1,774 layoffs.

Among the 24,814 new hires in 2007, 4,941 were recruited by Sogeti, whose business remains primarily local. Out of the remaining 19,873 recruitments:

- 8,134 were in India,
- 1,305 in Poland,
- 354 in China,
- 95 in Morocco,
- 19 in Argentina.

One half of all new recruits for the year are based at offshore centers. The growth in headcount (excluding Sogeti and Consulting Services) in other regions is only 2.9%, illustrating the gradual transformation of Capgemini's business set-up.

4. Order book

In 2007, the Group took €9,958 million in orders, up 17% on a like-for-like basis. Outsourcing Services reported the strongest influx in new orders (up 30%), with a sharp rise in contracts worth between €10 million and €250 million thanks to efforts to expand business in this market segment. Two contracts had a significant and contrasting impact on the €4 billion in new orders taken for the Outsourcing business alone.

- Renegotiations regarding the Schneider contract led to a €692 million reduction in new orders to reflect the reduced scope of obligations under the contract in terms of (i) the Global Core System roll-out; and (ii) "run" activities, which no longer include certain regions such as eastern Europe or certain services such as telecommunications.
- Conversely, the HMRC contract accounted for an additional €1,579 million in new orders. In line with the rest of the United Kingdom authorities, HMRC has embarked on an ambitious and far-ranging cost-cutting program. As IT represents a significant part of HMRC expenditure, the teams at HMRC and Capgemini looked at how to scale back routine costs in order to maintain HMRC's ability to upgrade systems and applications. At the client's request, the Group accepted a plan aimed at cutting annual billed fees by €100 million in 2010/2011, and by approximately €60 million as early as 2008/2009. A redundancy plan was implemented at the end of 2007 to reflect the new cost structure. At the same time, the initial contract due to expire in 2014 has been extended for a further three years, providing the Group with visibility on the contract for the next 10 years. The amount of €1.6 billion in new orders includes the price reductions granted as well as the renewal of the contract for an additional three-year term.

New orders for the other three businesses advanced 10% to €5,929 million, and the book to bill ratio came in at 1.07 for the full year and 1.08 over the fourth quarter, thereby confirming the strong growth momentum which emerged at the end of 2007.

5. Other significant events

The acquisitions carried out by Capgemini during 2007 did not undermine its financial solidity, and at December 31, 2007, the Group had net cash of €889 million. In light of the Group's cash position, and given its selective investment of surplus cash, the impact of the subprime crisis on net finance expense was neutral if not positive for the Group.

On January 21, 2008, Capgemini's credit rating was upgraded from BB+ to BBB- (stable outlook) by Standard & Poor's thus moving back to the investment grade category.

Within the scope of the authorization to repurchase treasury shares granted under the seventh resolution of the Shareholders' Meeting on April 26, 2007, Capgemini bought back 2,000,000 of its own shares in January 2008 at an average price of €34.48, representing 1.4% of total share capital. The share buy-backs are aimed at neutralizing part of the potential dilution relating to financial instruments giving access to the company's share capital, in particular of employee share-based incentive instruments.

On February 8, 2008, Schneider Electric and Capgemini entered into an agreement providing for a number of amendments to the outsourcing and global Enterprise Resource Planning contract signed in November 2004. In particular, this new agreement redefined the scope of the contract, indexed pricing to actual consumption volumes, and made a number of adjustments to service management conditions aimed at generating additional savings over and above the original plan and consequently, an acceptable economic basis for both parties. Accordingly, the contract will continue to have a slightly negative impact in 2008, but will allow the Group to generate a satisfactory operating margin as of 2009.

- **Comments on Capgemini Group's consolidated financial statements**

Highlights on Capgemini **consolidated** financial statements are:

➢ **Consolidated revenues** amounted to €8,703 million for the year ended December 31, 2007, a rise of 13.0% based on published figures and 9.0% like-for-like.

➢ **Operating expenses** advanced 11.2% to €8,063 million, compared to €7,253 million in 2006.

An analysis of **costs by type** reveals:
- Personnel costs amounting to €5,299 million, up by €623 million or 13.3%, slightly above the rate of growth in revenues but below the increase in average headcount (23.7%). This reflects the preferred use of Group resources over sub-contracting solutions, as well as the growing proportion of Group headcount employed in offshore centers. Personnel costs represented 60.9% of consolidated revenues against 60.7% one year ago. In 2007, travel expenses rose 15.6% and accounted for 4.5% of revenues, versus 4.4% in 2006.
- A rise of 9.7% in purchases and sub-contracting expenses to €2,268 million, but which now represent only 26.1% of revenues compared to 26.9% in 2006. This reduction reflects concerted efforts to scale back purchasing and sub-contracting expenditure.
- A rise of 6.3% in rental expenses, representing 3.3% of revenues (3.5% in 2006). The moderate rise in rent is attributable to the programs set up to streamline the Group's real estate assets.

An **analytical breakdown** of expenses reveals that:
- The rise in the cost of services rendered was held in check at 10.1%, representing 74.9% of 2007 revenues (76.9% in 2006). This improvement comes on the back of ongoing cost-cutting efforts and also reflects the growing use of offshore resources. Despite lower sales prices in offshore centers, the Group is able to generate a higher margin thanks to a unique range of solutions that few suppliers can offer.
- Gross margin therefore edged up two points to 25.1%.
- Administrative costs remained stable in proportion to revenues (10.7%), despite investments in sales teams, particularly in the Outsourcing business (selling expenses accounted for 7.0% of revenues).

➢ **Operating margin** yielded €640 million compared with €447 million in 2006, and represented 7.4% of revenues in 2007 versus 5.8% in 2006.
By geographic area, operating margin improved across all regions except the United Kingdom, where the decrease in volumes on the HMRC contract saw its margin narrow slightly, offset only in part by advances from other business units.

➢ **Net other operating expense** came in at €147 million in 2007 versus €113 million in 2006. The €34 million rise in this item is mainly due to the costs of integrating companies recently acquired by the Group (€27 million). This chiefly concerns Kanbay for €25 million and breaks down as:
- €8 million in costs related to workforce reduction measures and site closures;

- €13 million in consultancy costs incurred during the integration process, and other costs directly attributable to the integration of personnel from acquirees;
- €6 million in costs linked to the stock option and restricted share plans granted by Kanbay and maintained by Capgemini within the scope of the acquisition.

In 2007, restructuring costs include mainly:
- costs incurred in implementing the MAP program for the Outsourcing businesses;
- costs related to reducing the workforce assigned to the HMRC contract in the United Kingdom in line with the expected fall in business under the contract.

Restructuring costs by nature represent:
- €64 million in costs related to workforce reduction measures in Europe (including €35 million concerning the HMRC contract);
- €13 million in expenses related to measures taken to streamline the Group's real estate assets, principally in the United Kingdom;
- €13 million in industrialization and migration costs incurred in connection with rightshoring solutions.

➢ **Operating profit** thus came in at €493 million in 2007, up 47.6% on the year-earlier figure (€334 million).

➢ **Net finance expense** for 2007 amounted to €7 million, compared with €28 million in 2006. This €21 million reduction was attributable to (i) a €6 million decline in net finance costs; and (ii) a €15 million improvement in net other financial income and expense.
The €6 million improvement in net finance costs stems from a €9 million increase in income from cash and cash equivalents (despite the year-on-year reduction in the average amount of cash available), which was offset in an amount of €3 million by a increase in notional interest related to finance leases, financial debt recorded against carry-back tax credits sold in 2003 and 2004, and OCEANE bonds.
The €15 improvement in net other financial income and expense is largely due to:
- a €6 million increase in the market value of the "OCEANE 2003" bond interest rate swap (financial income of €2 million in 2007 compared with financial expense of €4 million in 2006);
- the market value of currency hedges, which generated financial income of €5 million in 2007 compared with insignificant gains in 2006.

➢ **Income tax expense** was €48 million in 2007. This includes €78 million in current tax expense, breaking down as €68 million in income taxes on profits, chiefly relating to the Netherlands, the United Kingdom and Germany; and €10 million in taxes not based on taxable income and other taxes, mainly related to North America and Italy. Net deferred tax income for 2007 (€30 million), primarily reflects:
- in France, the utilization of taxable profits against tax loss carry-forwards (€58 million), which was more than offset by the reassessment of deferred tax assets in an amount of €81 million;
- the recognition of deferred tax assets on tax loss carry-forwards arising in the current period and in prior periods (€19 million, including €17 million in Sweden), reflecting the improved profitability outlook for a number of regions over the past two years coupled with positive growth prospects;
- and the utilization against taxable profits of previously recognized tax loss carry-forwards (€17 million), mainly in Germany and the United Kingdom.

➢ After taking account of the share in profit of equity-accounted companies (€2 million), **profit for 2007** came in at €440 million – up 50% on the year-earlier figure (€293 million). Basic earnings per share amount to €3.03 for the year, compared to €2.21 in 2006. Diluted earnings per share came to €2.84 based on a total of 159,292,070 shares, versus €2.07 based on a total of 147,241,326 shares in 2006.

➢ **Net consolidated cash and cash equivalents** totaled €889 million at December 31, 2007 versus €1,632 million at end 2006.

- **Outlook for 2008**

The demand for consulting and IT services was sustained throughout 2007 and into the beginning of 2008. The crisis in the banking sector, triggered a few months ago by the massive devaluation of assets, which it had to carry out, has up until now not had any repercussions on our sector of activity. No more so in the US than in Europe, has the Group seen a break in its rhythm nor any sign of a slowdown. Bookings are in line with forecasts and sales results for the 4th quarter have meant that the Group has started 2008 in good shape for growth. Having said this, it is not inconceivable that the difficulties of the banking sector will end up spreading to the whole economy and reach our own disciplines, in which case the Group would accelerate the implementation of a certain number of measures planned in its i3 transformation plan (Industrialization, Innovation and Intimacy). In this context the Capgemini Group today estimates that it will be able to record growth for 2008 (at constant rate and perimeter) of between 2% and 5%. The Group is in any case, confident in its ability to record a new improvement in its operating margin, bringing it to 8.5% (against 7.4% in 2007).

- **Comments on the Cap Gemini S.A. financial statements**

Salient figures are:

- The Company's **operating revenue** for the year ended December 31, 2007 amounted to €204 million (including €203 million in royalties received from subsidiaries), compared with €183 million for 2006 (including €182 million in royalties). This increase was attributable to the growth in Group revenues.

- **Operating income** came in at €165 million in 2007 compared to the year-earlier figure of €148 million. This improved performance stems chiefly from a rise in royalties, offset in part by a €4 million rise in operating expenses mainly attributable to advertising.

- **Net interest income** amounted to €331 million compared to €21 million in 2006, reflecting:
  - €436 million in income corresponding mainly to dividends received from subsidiaries (€77 million), interest income on cash and cash equivalents (€48 million), and releases of provisions on investments in subsidiaries in the Netherlands, Poland, Romania, Spain, Germany, Italy and France (€281 million);
  - €105 million in expenses relating primarily to €35 million in provisions for the impairment of investments in certain subsidiaries (in Italy and France), as well as to interest expense on "OCEANE 2003" and "OCEANE 2005" bonds, and interest expense on loans granted to the Company by certain subsidiaries.

- **Net other expense** came to €31 million in 2007, compared to net other income of €3 million in 2006. This reflects mainly a €25 million capital loss on the intragroup disposal of equity investments (sale of Cap Gemini Telecom Media & Networks Deutschland GmbH to Sogeti, the capital loss being entirely offset by the reversal of a corresponding write-down which was recorded in net financial expense), and withholding taxes of around €3 million.

- After accounting for a tax income of €32 million, **the Company posted a profit** of €497 million in 2007, compared with a €195 million profit in 2006.

At the Annual Shareholders' Meeting of April 26, 2007, the Board of Directors recommended a return to its policy of distributing one-third of consolidated profit for the year. In 2006, the Board distributed around half of consolidated profit to mark Cap Gemini's return to profitability and its confidence in the Group going forward. Following approval of the shareholders, the Company paid a €0.70 dividend on each of the 144,081,809 shares making up the share capital at December 31, 2006.

This year, the Board of Directors recommends maintaining its policy of distributing one-third of consolidated profit. Based on consolidated profit of €440 million in 2007 (i.e., €3.03 per share outstanding at December 31, 2007), this recommendation – if accepted – would result in the payment of **a €1 dividend** on each share carrying dividend rights at January 1, 2007, representing a total dividend of €145,425,510, or 33% of consolidated profit.
As profit distributable by the parent company amounts to €496,620,020.93, the balance would be allocated to (i) the legal reserve in an amount of €1,074,961.60, bringing the total legal reserve to €116,340,408 and thereby entirely funded; and (ii) retained earnings for the remaining amount (€350,119,549.33).

The Board of Directors recommends setting the first date for payment of the dividend on Thursday, April 24, 2008. This dividend will be fully eligible for the 40% tax rebate referred to in sub-paragraph 2, paragraph 3 of article 158 of the French Tax Code for individuals subject to personal income tax in France.

Pursuant to article 243 *bis* of the French Tax Code, the Shareholders' Meeting is also reminded that a dividend of €0.70 per share was distributed for the 2006 financial year, a dividend of €0.50 per share for the 2005 financial year (entirely eligible for the 40% tax rebate), and that no dividend was distributed for 2004.

oOo

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

File N° 82-5065

Exhibit 3.

Proxy Voting Form

B. ☐ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form as specified below.*

CAP GEMINI
Société Anonyme au capital de 1 163 404 080 €
Siège social : 11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. PARIS

ASSEMBLÉE GÉNÉRALE MIXTE DU 17 AVRIL 2008

COMBINED GENERAL MEETING ON APRIL 17th, 2008

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares*: Nominatif / *Registered* (VS / *single vote*; VD / *double vote*); Porteur / *Bearer*

Nombre de voix / *Number of voting rights :*

☐ JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*

Cf. au verso renvoi (3) – *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, **à l'EXCEPTION** de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.

I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote AGAINST or I abstain.

1 ☐	2 ☐	3 ☐	4 ☐	5 ☐	6 ☐	7 ☐	8 ☐	9 ☐
10 ☐	11 ☐	12 ☐	13 ☐	14 ☐	15 ☐	16 ☐	17 ☐	18 ☐
19 ☐	20 ☐	21 ☐	22 ☐	23 ☐	24 ☐	25 ☐	26 ☐	27 ☐
28 ☐	29 ☐	30 ☐	31 ☐	32 ☐	33 ☐	34 ☐	35 ☐	36 ☐
37 ☐	38 ☐	39 ☐	40 ☐	41 ☐	42 ☐	43 ☐	44 ☐	45 ☐

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.

On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ■.

	Oui / *Yes*	Non/*No* Abst/*Abs*		Oui / *Yes*	Non/*No* Abst/*Abs*
A	☐	☐	F	☐	☐
B	☐	☐	G	☐	☐
C	☐	☐	H	☐	☐
D	☐	☐	J	☐	☐
E	☐	☐	K	☐	☐

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *in case amendments or new resolutions are proposed during the meeting.*

- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf...* ☐
- Je m'abstiens (l'abstention équivaut à un vote contre) / *I abstain from voting (is equivalent to a vote against)*.......... ☐
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .... ☐
  pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf*

JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE

dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING

date and sign at the bottom of the form without completing it

cf. au verso renvoi (2) - *See reverse (2)*

☐ JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire - cf renvoi (2) au verso) pour me représenter à l'assemblée

/ I HEREBY APPOINT** (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) **to represent me at the above mentioned meeting.

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

ATTENTION : s'il s'agit de titres au porteur, les présentes instructions ne seront valides que si elles sont directement retournées à votre teneur de compte.

***CAUTION** : If it is about bearer securities, the present instructions will be valid only if they are directly returned to your account-keeper.*

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)

- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)

Cf. au verso (1) – *See reverse (1)*

Pour être pris en considération, ce formulaire doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

	sur 1re convocation / *on 1st notification*	sur 2e convocation / *on 2nd notification*
à la société / *to the Company*	14 avril 2008	

Date & Signature

- voter par correspondance (cocher la case appropriée, puis dater et signer au bas du formulaire)
- donner pouvoir au Président de l'Assemblée Générale (dater et signer au bas du formulaire sans remplir)
- donner pouvoir à une personne dénommée (cocher et compléter la case appropriée, puis dater et signer au bas du formulaire).

QUELLE QUE SOIT L'OPTION CHOISIE la signature de l'actionnaire est indispensable

(1) Le signataire est prié d'inscrire très exactement, dans la zone réservée à cet effet, ses nom (en majuscules d'imprimerie), prénom usuel et adresse ; si ces indications figurent déjà sur le formulaire, il est demandé au signataire de les vérifier et, éventuellement, de les rectifier.
Pour les personnes morales, indiquer les nom, prénom et qualité du signataire.
Si le signataire n'est pas lui-même un actionnaire (exemple : Administrateur légal, Tuteur, etc.), il doit mentionner ses nom, prénom et la qualité en laquelle il signe le formulaire de vote.
Le formulaire adressé pour une Assemblée vaut pour les autres Assemblées successives convoquées avec le même ordre du jour (Art R 225-77 alinéa 3 du Code de Commerce)

VOTE PAR CORRESPONDANCE

(3) ART. L 225-107 du Code de Commerce (extrait) :

Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixées par décret. Les dispositions contraires des statuts sont réputées non écrites.
Pour le calcul du quorum, il n'est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l'Assemblée, dans les conditions de délais fixés par décret. Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont considérés comme des votes négatifs.

- Si vous désirez voter par correspondance, vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto.
Dans ce cas, il vous est demandé :
- **Pour les projets de résolutions proposés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance :**
  - soit de voter "oui" pour l'ensemble des résolutions en ne noircissant aucune case
  - soit de voter "non" ou de vous "abstenir" (ce qui équivaut à voter "non") sur certaines ou sur toutes les résolutions en noircissant individuellement les cases correspondantes
- **Pour les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance :**
  - de voter résolution par résolution en noircissant la case correspondant à votre choix

En outre, pour le cas ou des amendements aux résolutions présentées ou des résolutions nouvelles seraient déposées lors de l'assemblée, il vous est demandé d'opter entre 3 solutions (pouvoir au Président de l'Assemblée Générale, abstention ou pouvoir à personne dénommée), en noircissant la case correspondant à votre choix.

POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE OU POUVOIR À UNE PERSONNE DÉNOMMÉE

(2) ART. L 225-106 du Code de Commerce (extrait) :
"Un actionnaire peut se faire représenter par un autre actionnaire ou par son conjoint.

Tout actionnaire peut recevoir les pouvoirs émis par d'autres actionnaires en vue d'être représenté à une Assemblée, sans autres limites que celles résultant des dispositions légales ou statutaires fixant le nombre maximal des voix dont peut disposer une même personne, tant en son nom personnel que comme mandataire. Avant chaque réunion de l'Assemblée Générale des actionnaires, le Président du conseil d'administration ou le Directoire, selon le cas, peut organiser la consultation des actionnaires mentionnés à l'article L 225-102 afin de leur permettre de désigner un ou plusieurs mandataires pour les représenter à l'Assemblée Générale conformément aux dispositions du présent article. Cette consultation est obligatoire lorsque, les statuts ayant été modifiés en application de l'article L 225-23 ou de l'article L 225-71, l'Assemblée Générale ordinaire doit nommer au Conseil d'Administration ou au Conseil de Surveillance, selon le cas, un ou des salariés actionnaires ou membres des Conseils de surveillance des fonds communs de placement d'entreprise détenant des actions de la société. Les clauses contraires aux dispositions des alinéas précédents sont réputées non écrites.
Pour toute procuration d'un actionnaire sans indication de mandataire, le Président de l'Assemblée générale émet un vote favorable à l'adoption de projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire, selon le cas, et un vote défavorable à l'adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant".

*Le texte des résolutions figure dans le dossier de convocation joint au présent formulaire (art R 225-81 du Code de Commerce) : ne pas utiliser à la fois "JE VOTE PAR CORRESPONDANCE" et "JE DONNE POUVOIR A" (art R 225-81 alinéa 8 du Code de Commerce). La langue française fait foi.

NB : Si les informations contenues sur le présent formulaire sont utilisées pour un fichier nominatif informatisé, elles sont soumises aux prescriptions de la Loi 78-17 du 6 janvier 1978, notamment en ce qui concerne le droit d'accès et de rectification pouvant être exercé par l'intéressé.

INSTRUCTIONS FOR COMPLETION

A. If the shareholder wishes to attend the meeting personally, tick box A on the front of the document. Please also date and sign at the bottom of the form.
B. Otherwise, the shareholder may use this form as a postal vote*.
In this case check box B on the front of the form and choose one of the three possibilities:
- **use the postal voting form (tick the appropriate box,date and sign below)**
- **give your proxy to the Chairman of the meeting (date and just sign at the bottom of the form without filling in)**
- **give your proxy to another shareholder (tick and fill in the appropriate box, date and sign below).**

WHICHEVER OPTION IS USED, the shareholder's signature is necessary

(1) The shareholder should write his/her exact name and address in capital letters in the space provided. If this information is already supplied, please verify and correct if necessary. If the shareholder is a legal entity, the signatory should indicate his/her full name and the capacity in which he is entitled to sign on the legal entity's behalf. If the signatory is not the shareholder (e.g. a legal guardian), please specify your full name and the capacity in which you are signing the proxy.
The form sent for one meeting will be valid for all meetings subsequently convened with the same agenda (Art.R 225-77 alinéa 3 du Code de Commerce)

POSTAL VOTING FORM

(3) ART. L. 225-107 du Code de Commerce (extract): "A shareholder can vote by post by using a postal voting form determined by law. Any other methods are deemed to be invalid."
Only the forms received by the Company before the Meeting within the time limit and conditions determined by law , are valid to calculate the quorum.
The forms giving no voting direction or indicating abstention are demmed to vote against.
If you wish to use the postal voting form, you must tick the box on the front of the document "I VOTE BY POST".
In such event, please comply with the following instructions.

For the resolutions proposed or agreed by the Board you can:
- either vote "for" for all the resolutions by leaving the boxes blank.
- or vote "against" or "abstention" (which is equivalent to voting against) by shading boxes of your choice.

For the resolutions not agreed by the Board, you can:
- vote resolution by resolution by shading the appropriate boxes

In case of amendments or new resolutions during the shareholder meeting, you are requested to choose between three possibilities (proxy to the chairman of the meeting, abstention, or proxy to another shareholder), by shading the appropriate box.

PROXY TO THE CHAIRMAN OF THE MEETING OR PROXY TO ANOTHER SHAREHOLDER

(2) ART. L. 225-106 du Code de Commerce (extract): "A shareholder can have himself/herself represented by another or by his/her spouse."
Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting without any other limitations than those laid down by the law or by the articles of association fixing the maximum number of votes to which a person is entitled both in his/her own name or a proxy. Before each shareholders' meeting, the Chairman of the Board of Directors or the Executive Board may consult the shareholders listed in article L 225-102 in order to allow them to designate one or several proxies to represent them at the shareholders' meeting in accordance with this article. Such consultation is obligatory when the articles of association, having been modified pursuant to articles L 225-23 or L 225-71 required the shareholders' ordinary meeting to appoint to the Board of Directors or the Executive Board one or more shareholder employees or members of the Executive Board of a pension fund holding shares in the Company. The clauses in contradiction with the provisions of the foregoing paragraphs are deemed to be invalid. **When proxies do not indicate the name of the appointed proxy, the Chairman of the Meeting will vote the proxy in favor of the adoption of the draft resolutions presented or approved by the Board of Directors or the Executive Board, and will vote the proxy against the adoption of all the other draft resolutions. To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates.**

* The text of the resolutions is in the notification of the meeting which is sent with this proxy (Article R 225-81 du Code de Commerce). Please do not use both "I VOTE BY POST" and "I HEREBY APPOINT" (Article R 225-81 du Code de Commerce). **The French version of this document governs: The English translation is for convenience only.**
NB If any information included in this form is used for a computer file, it is protected by the previsions of Law 78-17 of January 6, 1978, especially about rights of access and alteration that can be exercised by interested parties

File N° 82-5065

Exhibit 4.

Request for Documents and Information

CAP GEMINI

Société Anonyme au capital de 1 163 404 080 euros
Siège social à Paris (17e), 11 rue de Tilsitt
330 703 844 RCS PARIS

FORMULE DE DEMANDE D'ENVOI DE DOCUMENTS ET RENSEIGNEMENTS
jointe au formulaire de vote par correspondance
ou par procuration pour la représentation
à l'Assemblée Générale Mixte du jeudi 17 avril 2008

Conformément à l'article 138 du décret du 23 mars 1967, à compter de la convocation de l'Assemblée et jusqu'au cinquième jour avant la réunion, tout actionnaire titulaire d'actions nominatives ou justifiant de sa qualité de propriétaire d'actions au porteur peut demander à la Société, en utilisant la formule ci-après, l'envoi des documents et renseignements visés par l'article 135 dudit décret.

FORMULE A ADRESSER EXCLUSIVEMENT A : **CAP GEMINI S.A.**
11, rue de Tilsitt
75017 Paris
France

M., Mme ou Mlle...

Adresse complète...
....

Propriétaire de......................actions sous la forme :

- ☐ nominatives pures...
- ☐ nominatives administrées chez (1)...
- ☐ au porteur, inscrites en compte chez (1) ....

ayant pris connaissance des documents joints à la présente formule se rapportant à l'Assemblée ci-dessus mentionnée et visés à l'article 133 du décret du 23 mars 1967,

demande l'envoi à l'adresse ci-dessus des documents et renseignements visés par l'article 135 du même décret.

A ...., le.................................

Signature

NOTA : En vertu de l'alinéa 3 de l'article 138 du décret du 23 mars 1967, les actionnaires nominatifs peuvent, par une demande unique, obtenir de la Société l'envoi des documents visés ci-dessus à l'occasion de chacune des Assemblées d'actionnaires ultérieures.

(1) Indication de l'intermédiaire habilité chez lequel les actions sont inscrites en compte.

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI

"Société Anonyme" with capital of EUR 1,163,404,080
Head office: 11 rue de Tilsitt, 75017 Paris
Registered with the Paris Companies Registry under number 330 703 844

REQUEST FOR DOCUMENTS AND INFORMATION

attached to the postal or proxy voting form for the
Ordinary and Extraordinary Shareholders' Meeting to be held on Thursday April 17, 2008

In accordance with article 138 of the decree of March 23, 1967, from the date of notice of the Meeting up to the fifth day before that Meeting, all holders of registered or bearer shares may use this form to request the documents and information referred to in article 135 of the above-mentioned decree. Holders of bearer shares are required to submit proof of ownership of their shares with this form.

<u>THE FORM SHOULD BE RETURNED TO:</u> **CAP GEMINI S.A.**
11, rue de Tilsitt
75017 Paris
France

Mr./Mrs./Miss ....

Full address ....
....

Owner of ....

- ☐ registered shares ....
- ☐ registered shares, administered by (1) ....
- ☐ bearer shares, held on account at (1) ....

having taken note of the attached documents concerning the above Meeting and governed by article 133 of the decree of March 23, 1967,

hereby requests that the documents and information referred to in article 135 of that decree be sent to him/her at the above address.

In ...., on ....

Signature

N.B.: Pursuant to paragraph 3 of article 138 of the decree of March 23, 1967, holders of registered shares may request to be put on the mailing list for subsequent years when they return this form.

---

(1) State details of the bank, broker or other intermediary with whom shares are held on account.

Exhibit 5.

Notice informing the *Autorité des Marchés Financiers* dated July 1, 2008 of the number of voting rights as of June 30, 2008

AUTORITÉ
DES MARCHÉS FINANCIERS
AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE
A LA DATE DU 30 JUIN 2008
Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF Autorité des marchés financiers Direction des Emetteurs 17, place de la bourse 75002 PARIS
Tél. : **01 53 45 62 48 / 77** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce des articles 221-1 2° f), 221-3 et suivants, et 223-16 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient et transmettent à l'AMF, chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital social s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue aux articles L. 233-8 I et R. 233-2 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : HENNEQUIN Philippe
  - Tel : + 01 47 54 50 83……. Fax : + 01 42 27 45 65…….. Email : philippe.hennequin@capgemini.com

- **Société déclarante :**
  - Dénomination sociale : CAP GEMINI SA
  - Adresse du siège social : 11, rue de Tilsitt – 75017 PARIS
  - Marché Réglementé (Eurolist) :

  ☑ *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 145 578 928 (Avis Euronext du 5.06.2008)

Nombre total de droits de vote de la société déclarante : 145 578 928
(comme le prévoit le deuxième alinéa de l'article 223-11 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : levées d'options de souscription d'actions
- Date à laquelle cette variation a été constatée : 5.06.2008 (1 avis Euronext)

Lors de la précédente déclaration en date du 3 juin 2008 au titre du mois de mai 2008 :

- le nombre total d'actions était égal à 145 518 789
- le nombre total de droits de vote était égal à 145 518 789

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  X OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
  Extrait des statuts joint à la déclaration en date du 6 décembre 2006.

Fait à PARIS, le 1er juillet 2008

Signature :
HENNEQUIN Philippe
Directeur Juridique Corporate

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

File N° 82-5065

Exhibit 6.

Notice informing the *Autorité des Marchés Financiers* dated June 3, 2008 of the number of voting rights as of May 31, 2008

AUTORITÉ
DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE
A LA DATE DU 31 MAI 2008
Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF Autorité des marchés financiers Direction des Emetteurs 17, place de la bourse 75002 PARIS
Tél. : **01 53 45 62 48 / 77** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce des articles 221-1 2° f), 221-3 et suivants, et 223-16 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient et transmettent à l'AMF, chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital social s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue aux articles L. 233-8 I et R. 233-2 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  * Nom et Prénom : HENNEQUIN Philippe
  * Tel : + 01 47 54 50 83....... Fax : + 01 42 27 45 65........ Email : philippe.hennequin@capgemini.com

- **Société déclarante :**
  * Dénomination sociale : CAP GEMINI SA
  * Adresse du siège social : 11, rue de Tilsitt – 75017 PARIS
  * Marché Réglementé (Eurolist) :

  ☑ *Compartiment A* ☐ *Compartiment B* ☐ *Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 145 518 789 (Avis Euronext du 6.05.2008)

Nombre total de droits de vote de la société déclarante : 145 518 789
(comme le prévoit le deuxième alinéa de l'article 223-11 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

* Origine de la variation : levées d'options de souscription d'actions
* Date à laquelle cette variation a été constatée : 6.05.2008 (1 avis Euronext)

Lors de la précédente déclaration en date du 6 mai 2008 au titre du mois d'avril 2008 :

* le nombre total d'actions était égal à 145 484 939
* le nombre total de droits de vote était égal à 145 484 939

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  X OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
  Extrait des statuts joint à la déclaration en date du 6 décembre 2006.

Fait à PARIS, le 3 juin 2008

Signature :
HENNEQUIN Philippe
Directeur Juridique Corporate

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

File N° 82-5065

Exhibit 7.

Notice informing the *Autorité des Marchés Financiers* dated May 6, 2008 of the number of voting rights as of April 30, 2008.

AUTORITE
DES MARCHÉS FINANCIERS
AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE
A LA DATE DU 30 AVRIL 2008
Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tél. : **01 53 45 62 48 / 77** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce des articles 221-1 2° f), 221-3 et suivants, et 223-16 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient et transmettent à l'AMF, chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital social s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue aux articles L 233-8 I et R. 233-2 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : HENNEQUIN Philippe
  - Tel : + 01 47 54 50 83....... Fax : + 01 42 27 45 65........ Email : philippe.hennequin@capgemini.com

- **Société déclarante :**
  - Dénomination sociale : CAP GEMINI SA
  - Adresse du siège social : 11, rue de Tilsitt – 75017 PARIS
  - Marché Réglementé (Eurolist) :

  ☑ *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 59 429 (NV) + 145 425 510 = 145 484 939
(Avis Euronext des 2.04.2008 et 17.04.2008)

Nombre total de droits de vote de la société déclarante : 145 484 939
(comme le prévoit le deuxième alinéa de l'article 223-11 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : levées d'options de souscription d'actions
- Date à laquelle cette variation a été constatée : 2.04.2008 et 17.04.2008 (2 avis Euronext)

Lors de la précédente déclaration en date du 2 avril 2008 au titre du mois de mars 2008 :

- le nombre total d'actions était égal à 145 473 539
- le nombre total de droits de vote était égal à 145 473 539

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  X OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
  Extrait des statuts joint à la déclaration en date du 6 décembre 2006.

Fait à PARIS, le 6 mai 2008

Signature :
HENNEQUIN Philippe
Directeur Juridique Corporate

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

File N° 82-5065

Exhibit 8.

Notice informing the *Autorité des Marchés Financiers* dated April 2, 2008 of the number of voting rights as of March 31, 2008

AUTORITÉ
DES MARCHÉS FINANCIERS
AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE
A LA DATE DU 31 MARS 2008
Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF Autorité des marchés financiers Direction des Emetteurs 17, place de la bourse 75002 PARIS
Tél. : 01 53 45 62 48 / 77   Fax : 01 53 45 62 68

En application de l'article L. 233-8 II du code de commerce des articles 221-1 2° f), 221-3 et suivants, et 223-16 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient et transmettent à l'AMF, chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital social s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue aux articles L. 233-8 I et R. 233-2 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : HENNEQUIN Philippe
  - Tel : + 01 47 54 50 83……. Fax : + 01 42 27 45 65…….. Email : philippe.hennequin@capgemini.com

- **Société déclarante :**
  - Dénomination sociale : CAP GEMINI SA
  - Adresse du siège social : 11, rue de Tilsitt – 75017 PARIS
  - Marché Réglementé (Eurolist) :

  ☑ *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 145 425 510 + 48 029 (NV) = 145 473 539
(Avis Euronext des 3.01.2008 et 4.03.2008)

Nombre total de droits de vote de la société déclarante : 145 473 539
(comme le prévoit le deuxième alinéa de l'article 223-11 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : levées d'options de souscription d'actions
- Date à laquelle cette variation a été constatée : 3.01.2008 et 4.03.2008 (2 avis Euronext)

Lors de la précédente déclaration en date du 4 février 2008 au titre du mois de janvier 2008 :

- le nombre total d'actions était égal à 145 452 039
- le nombre total de droits de vote était égal à 145 452 039

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  X OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
  Extrait des statuts joint à la déclaration en date du 6 décembre 2006.

Fait à PARIS, le 2 avril 2008

Signature :
HENNEQUIN Philippe
Directeur Juridique Corporate

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

File N° 82-5065

Exhibit 9.

Notice informing the *Autorité des Marchés Financiers* dated February 4, 2008 of the number of voting rights as of January 31, 2008

AUTORITÉ DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE
A LA DATE DU 31 JANVIER 2008
Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tél. : **01 53 45 62 48 / 77** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce des articles 221-1 2° f), 221-3 et suivants, et 223-16 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient et transmettent à l'AMF, chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital social s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue aux articles L. 233-8 I et R. 233-2 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  * Nom et Prénom : HENNEQUIN Philippe
  * Tel : + 01 47 54 50 83....... Fax : + 01 42 27 45 65........ Email : philippe.hennequin@capgemini.com

- **Société déclarante :**
  * Dénomination sociale : CAP GEMINI SA
  * Adresse du siège social : 11, rue de Tilsitt – 75017 PARIS
  * Marché Réglementé (Eurolist) :

  ☑ *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 145 425 510 + 26 529 (NV) = 145 452 039
(Avis Euronext des 3.01.2008, 2.01.2008, 17.01.2008 et 30.01.2008)

Nombre total de droits de vote de la société déclarante : 145 452 039
(comme le prévoit le deuxième alinéa de l'article 223-11 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

* Origine de la variation : levées d'options de souscription d'actions
* Date à laquelle cette variation a été constatée : 3.01.2008, 2.01.2008, 17.01.2008 et 30.01.2008 (4 avis Euronext)

Lors de la précédente déclaration en date du 8 janvier 2008 au titre du mois de décembre 2007 :

* le nombre total d'actions était égal à 145 404 420
* le nombre total de droits de vote était égal à 145 404 420

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  X OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
  Extrait des statuts joint à la déclaration en date du 6 décembre 2006.

Fait à PARIS... le 4 février 2008

Signature :
HENNEQUIN Philippe
Directeur Juridique Corporate

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

File N° 82-5065

Exhibit 10.

Notice informing the *Autorité des Marchés Financiers* dated January 8, 2008 of the number of voting rights as of December 31, 2007

AUTORITÉ
DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE
A LA DATE DU 31 DECEMBRE 2007
Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tél. : **01 53 45 62 48 / 77** Fax : **01 53 45 62 68**

En application de l'article L 233-8 II du code de commerce des articles 221-1 2° f), 221-3 et suivants, et 223-16 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient et transmettent à l'AMF, chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital social s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue aux articles L 233-8 I et R. 233-2 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : HENNEQUIN Philippe
  - Tel : + 01 47 54 50 83....... Fax : + 01 42 27 45 65........ Email : philippe.hennequin@capgemini.com

- **Société déclarante :**
  - Dénomination sociale : CAP GEMINI SA
  - Adresse du siège social : 11, rue de Tilsitt – 75017 PARIS
  - Marché Réglementé (Eurolist) :

  ☑ *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 145 404 420 Avis Euronext 19.12.2007

Nombre total de droits de vote de la société déclarante : 145 404 420
(comme le prévoit le deuxième alinéa de l'article 223-11 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : levées d'options de souscription d'actions
- Date à laquelle cette variation a été constatée : 19.12.2007 (1 avis Euronext)

Lors de la précédente déclaration en date du 3 décembre 2007 au titre du mois de novembre 2007 :

- le nombre total d'actions était égal à 145 261 360
- le nombre total de droits de vote était égal à 145 261 360

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  X OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
  Extrait des statuts joint à la déclaration en date du 6 décembre 2006.

Fait à PARIS... le 8 janvier 2008

Signature :
HENNEQUIN Philippe
Directeur Juridique Corporate

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

Exhibit 11.

Notice informing the *Autorité des Marchés Financiers* dated December 3, 2007 of the number of voting rights as of November 30, 2007

AUTORITÉ
DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE
A LA DATE DU 30 NOVEMBRE 2007
Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tél. : **01 53 45 62 48 / 77** Fax : **01 53 45 62 68**

En application de l'article L 233-8 II du code de commerce des articles 221-1 2° f), 221-3 et suivants, et 223-16 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient et transmettent à l'AMF, chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital social s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue aux articles L 233-8 I et R. 233-2 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : HENNEQUIN Philippe
  - Tel : + 01 47 54 50 83……. Fax : + 01 42 27 45 65…….. Email : philippe.hennequin@capgemini.com

- **Société déclarante :**
  - Dénomination sociale : CAP GEMINI SA
  - Adresse du siège social : 11, rue de Tilsitt – 75017 PARIS
  - Marché Réglementé (Eurolist) :

  ☑ *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 145 261 360 Avis Euronext 9.11.2007

Nombre total de droits de vote de la société déclarante : 145 261 360
(comme le prévoit le deuxième alinéa de l'article 223-11 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : levées d'options de souscription d'actions
- Date à laquelle cette variation a été constatée : 9.11.2007 (1 avis Euronext)

Lors de la précédente déclaration en date du 2 octobre 2007 au titre du mois de septembre 2007 :

- le nombre total d'actions était égal à 144 819 065
- le nombre total de droits de vote était égal à 144 819 065

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  X OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
  Extrait des statuts joint à la déclaration en date du 6 décembre 2006.

Fait à PARIS… le 3 décembre 2007

Signature :
HENNEQUIN Philippe
Directeur Juridique Corporate

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

Exhibit 12.

Notice informing the *Autorité des Marchés Financiers* dated October 2, 2007 of the number of voting rights as of September 30, 2007

AUTORITÉ
DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE
A LA DATE DU 30 SEPTEMBRE 2007
Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF Autorité des marchés financiers Direction des Emetteurs 17, place de la bourse 75002 PARIS
Tél. : **01 53 45 62 48 / 77** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce des articles 221-1 2° f), 221-3 et suivants, et 223-16 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient et transmettent à l'AMF, chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital social s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue aux articles L. 233-8 I et R. 233-2 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : HENNEQUIN Philippe...
  - Tel : + 01 47 54 50 83....... Fax : + 01 42 27 45 65........ Email : philippe.hennequin@capgemini.com

- **Société déclarante :**
  - Dénomination sociale : CAP GEMINI SA..
  - Adresse du siège social : 11, rue de Tilsitt – 75017 PARIS...
  - Marché Réglementé (Eurolist) :

  X *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 144 819 065 Avis Euronext 24.09.2007.

Nombre total de droits de vote de la société déclarante : 144 819 065
(comme le prévoit le deuxième alinéa de l'article 223-11 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : levées d'options de souscription d'actions......................................
- Date à laquelle cette variation a été constatée : 24.09.2007 (1 avis Euronext)............................

Lors de la précédente déclaration en date du 6 juin 2007 au titre du mois d'avril 2007 :............

- le nombre total d'actions était égal à 144 401 291...
- le nombre total de droits de vote était égal à 144 401 291.

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  X OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
  Extrait des statuts joint à la déclaration en date du 6 décembre 2006.

Fait à PARIS... le 2 octobre 2007
....
Signature :
HENNEQUIN Philippe
Directeur Juridique Corporate

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

Exhibit 13.

Notice of March 28, 2008 in a legal ad newspaper

ıement à l'assemblée et n'a pas reçu sa carte d'admission à J-3, il devra der à son intermédiaire financier de lui délivrer une attestation de participa- i lui permettra de justifier de sa qualité d'ationnaire à J-3 pour être admis à blée.

rappelé que conformément aux textes en vigueur :

s actionnaires peuvent obtenir le formulaire unique de vote à distance ou par ation ou de demande de carte d'admission sur simple demande adressée par simple à CACEIS CORPORATE TRUST, Service Assemblée, 14, rue Rouget- e, 92130 Issy-les-Moulineaux. Cette demande ne pourra être satisfaite que si reçue à cette adresse six jours au moins avant la date de l'assemblée ;

s votes à distance ou par procuration ne pourront être pris en compte que si rmulaires dûment remplis et signés parviennent au siège de Turenne ssement ou au service assemblée susvisé deux jours au moins avant la n de l'assemblée ;

actionnaire, lorsqu'il a déjà voté par correspondance, envoyé un pouvoir ou dé une carte d'admission ne peut plus choisir un autre mode de participation eut céder tout ou partie de ses actions.

demandes d'inscription de projets de résolutions à l'ordre du jour par les aires remplissant les conditions légales, devront être adressées au siège de la société, par lettre recommandée avec avis de réception au plus tard 25 vant la date de l'assemblée générale. Ces demandes doivent être accompa- d'une attestation d'inscription en compte.

les documents qui, d'après la loi, doivent être communiqués aux assem- générales, seront tenus dans les délais légaux à la disposition des action- au siège social.

résent avis vaut avis de convocation sous réserve qu'aucune modification ne portée aux ordres du jour à la suite de demande d'inscription de projets de ions présentées par les actionnaires.

questions peuvent être envoyées au plus tard le 4ème jour ouvré précédant la e l'assemblée générale au siège social, par lettre recommandée avec avis de on, adressée à la gérance.

8577 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
u capital de 1.163.404.080 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

AVIS DE CONVOCATION

lames et Messieurs les action- de CAP GEMINI sont convoqués semblée Générale Mixte pour le 7 avril 2008 à 10 heures au Pavil- 'Armenonville, Allée de Long- , Bois de Boulogne à Paris (16ème), t de délibérer sur l'ordre du jour :

ORDRE DU JOUR

mblée à caractère ordinaire :

apport de gestion présenté par le l d'Administration et commen- sur les comptes sociaux et les s consolidés de l'exercice clos le embre 2007.

apports de MM. les Commissaires omptes sur les comptes de l'exer- os le 31 décembre 2007 et sur les tions visées à l'article L. 225-38 de de commerce.

Examen et approbation des s sociaux de l'exercice 2007.

Examen et approbation des s consolidés de l'exercice 2007.

onventions réglementées.

ffectation du résultat de l'exercice ion du montant du dividende.

enouvellement du mandat de deux rs.

Renouvellement du mandat des Commissaires aux Comptes titu-

Nomination de deux nouveaux ssaires aux Comptes suppléants.

utorisation à donner au Conseil nistration de faire racheter ses s actions par la Société.

mblée à caractère extraordi-

utorisation à donner au Conseil nistration d'annuler les actions Société aurait rachetées dans le de programmes de rachat d'ac-

Délégation de compétence à tir au Conseil d'Administration enter le capital social par incor- n de réserves.

Délégation de compétence à tir au Conseil d'Administration re des actions ordinaires et/ou eurs mobilières donnant accès au capital ou à l'attribution de titres de créance avec droit préférentiel de sous- cription des actionnaires.

— Délégation de compétence à consentir au Conseil d'Administration d'émettre des actions ordinaires et/ou des valeurs mobilières donnant accès au capital ou à l'attribution de titres de créance sans droit préférentiel de sous- cription des actionnaires.

— Délégation de compétence à consentir au Conseil d'Administration d'augmenter le montant des émissions qui seraient décidées en application des délégations mentionnées aux deux points précédents dans le cadre d'op- tions de surallocation.

— Délégation de compétence à consentir au Conseil d'Administration d'émettre des actions et/ou des valeurs mobilières donnant accès à une quotité du capital de la Société ou à l'attribution de titres de créance en rémunération de titres apportés à toute offre publique d'échange initiée par la Société ou d'ap- ports en nature à la Société de titres de capital ou de valeurs mobilières donnant accès au capital.

— Plafond général des délégations de compétences conférées en vertu des quatre points précédents.

— Délégation de compétence à consentir au Conseil d'Administration de procéder à l'émission à titre gratuit de bons de souscription d'actions (dits " bons Breton ") en cas d'offre publique portant sur les actions de la Société.

— Autorisation à donner au Conseil d'Administration de procéder à une attri- bution d'actions sous condition de per- formance à des salariés et mandataires sociaux de la Société et de ses filiales.

— Délégation de compétence à consentir au Conseil d'Administration d'émettre des bons de souscription et/ou d'acquisition d'actions remboursables (BSAAR) au bénéfice de salariés et man- dataires sociaux de la Société et de ses filiales, sans droit préférentiel de sous- cription des actionnaires.

— Délégation de compétence à consentir au Conseil d'Administration de procéder à une augmentation de capital réservée aux adhérents de plans d'épar- gne d'entreprise du Groupe Capgemini.

— Délégation de compétence à consentir au Conseil d'Administration de procéder à une augmentation de capital réservée à une société du Groupe Cap- gemini dédiée à cette opération et per- mettant d'offrir aux salariés de certaines filiales étrangères du Groupe ne souscri- vant pas aux actions Cap Gemini via un Fonds Commun de Placement d'Entre- prise une opération d'épargne salariale à des conditions comparables à celles qui seraient offertes aux salariés concernés par le point précédent.

— Modification des statuts concernant l'alignement du délai de déclaration des franchissements de seuils statutaires avec celui de déclaration des franchisse- ments de seuils légaux.

Les actionnaires qui désireraient assis- ter à cette Assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée directement à la suite de cette demande.

Pour assister, se faire représenter ou voter par correspondance à cette Assem- blée, les actionnaires propriétaires d'ac- tions devront justifier de l'enregistre- ment comptable de leurs titres à leur nom (ou à celui de l'intermédiaire inscrit pour leur compte s'ils résident à l'étran- ger) au troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris, soit dans les comptes de titres nominatifs tenus par Caceis - CT, soit dans les comptes de titres au porteur tenus par l'intermédiaire habilité.

S'agissant des titres au porteur, l'inter- médiaire habilité devra délivrer une attestation de participation. Celle-ci sera transmise à la Société en annexe au formulaire de vote à distance ou de procuration ou à la demande de carte d'admission établis au nom de l'action- naire ou pour son compte s'il est non- résident afin que puisse être constaté l'enregistrement comptable. Une attesta- tion sera également délivrée à l'action- naire souhaitant participer physique- ment à l'Assemblée et qui n'a pas reçu sa carte d'admission le troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris.

Tout actionnaire peut voter à distance (vote par correspondance).

Une formule unique de vote à distance ou par procuration et ses annexes seront adressées à tous les actionnaires inscrits au nominatif.

Les titulaires d'actions au porteur désirant voter à distance ou donner pro- curation peuvent se procurer auprès du siège social de la Société ou des établis- sements codomiciles ci-après mention- nés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins avant la date de l'assemblée.

Les votes à distance ou par procura- tion ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'Assemblée au siège social de la Société ou à Caceis Corporate Trust, Assemblées Générales Centralisées, 14, rue Rouget-de-Lisle, 92862 Issy-les-Moulineaux Cedex 09, cinq jours au moins avant ladite date aux autres établissements.

Les propriétaires d'actions au porteur devront joindre au formulaire l'attesta- tion de participation.

L'actionnaire qui a choisi son mode de participation à l'Assemblée (participation physique, à distance ou par procuration) et l'a fait connaître à la Société ne peut pas revenir sur ce choix étant cependant précisé que l'assistance physique de l'actionnaire à l'Assemblée annule tout vote à distance ou par procuration.

L'actionnaire pourra néanmoins céder ensuite tout ou partie de ses actions. Dans ce cas :

— si la cession intervient avant le troisième jour ouvré précédant l'Assem- blée à zéro heure, heure de Paris, la Société devra invalider ou modifier le vote exprimé à distance, le pouvoir, la carte d'admission ou l'attestation de par- ticipation, et l'intermédiaire habilité teneur de compte devra à cette fin, s'il s'agit de titres au porteur, notifier la cession à la Société ou à son mandataire et lui transmettre les informations néces- saires,

— si la cession intervient après le troisième jour ouvré précédant l'Assem- blée à zéro heure, heure de Paris, elle n'a pas à être notifiée par l'intermédiaire habilité ou prise en considération par la Société, nonobstant toute convention contraire.

Les questions écrites que les action- naires peuvent poser doivent être envoyées au siège social de la Société par lettre recommandée avec demande d'avis de réception adressée au Prési- dent du Conseil d'Administration ou par voie de télécommunication électronique à l'adresse suivante : assemblee@capge- mini.com, au plus tard le quatrième jour ouvré précédant la date de l'Assemblée Générale. Elles sont accompagnées d'une attestation d'inscription, soit dans les comptes de titres nominatifs tenus par Caceis CT, soit dans les comptes de titres au porteur tenus par l'intermé- diaire habilité.

Liste des établissements codomiciles :

— Banque Postale,

— BNP Paribas,

— CACEIS - CT,

— Caisse d'Epargne,

— CM-CIC,

— Lazard Frères Banque,

— LCL,

— Natixis,

— Société Générale.

Conformément à la loi, tous les docu- ments qui doivent être communiqués à l'Assemblée Générale seront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social.

L'avis préalable de réunion a été publié au **Bulletin des Annonces Léga- les Obligatoires** du 27 février 2008 (paru- tion n° 25).

Le Conseil d'Administration.

012108 - Petites-Affiches

LA MONDIALE ACTIONS MONDE

Société d'Investissement
à capital variable
Siège social :
22, boulevard Malesherbes
75008 PARIS
340 266 857 R.C.S. Paris

AVIS DE CONVOCATION

Messieurs les actionnaires sont infor- més qu'ils sont convoqués en assemblée générale mixte, ordinaire et extraordi- naire, le vendredi 18 avril 2008 à 10 heures 30 au 22, boulevard Malesherbes - 75008 PARIS, à l'effet de délibérer sur l'ordre du jour et les résolutions suivants (*) :

A titre ordinaire

Rapport de gestion du conseil d'admi- nistration et rapport général du commis- saire aux comptes sur les comptes de l'exercice clos à fin décembre 2007.

Approbation des comptes de cet exer- cice et décision d'affectation des résul- tats.

Rapport spécial du commissaire aux comptes.

Renouvellement du mandat de quatre administrateurs.

Nomination d'un administrateur.

A titre extraordinaire

Mise à jour de l'article 24 des statuts, concernant le commissaire aux comptes.

Mise à jour de l'article 25 des statuts, intitulé " assemblées générales ".

Pouvoirs pour formalités.

Pour assister ou se faire représenter à l'assemblée générale, les titulaires d'ac- tions nominatives doivent être inscrits en compte nominatif pur ou en compte nominatif administré trois jours au moins avant la date de l'assemblée. Les propriétaires d'actions au porteur devront, dans le même délai, justifier de leur identité et de la propriété de leurs titres sous la forme d'un enregistrement comptable de leurs titres, constaté par

File N° 82-5065

Exhibit 14.

BALO Notice of March 28, 2008 convening the shareholders to the Ordinary and Extraordinary Shareholders' Meeting of April 17, 2008

CONVOCATIONS

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

CAP GEMINI

Société Anonyme au capital de 1 163 404 080 euros.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris.

Avis de convocation.

esdames et Messieurs les actionnaires de CAP GEMINI sont convoqués en Assemblée Générale Mixte pour le jeudi 17 avril 2008 à 10 heures au ıvillon d'Armenonville, Allée de Longchamp, Bois de Boulogne à Paris (16ème), à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour

Assemblée à caractère ordinaire

- Rapport de gestion présenté par le Conseil d'Administration et commentaires sur les comptes sociaux et les comptes consolidés de l'exercice clos le décembre 2007.
- Rapports de MM. les Commissaires aux Comptes sur les comptes de l'exercice clos le 31 décembre 2007 et sur les conventions visées à l'article L. 25-38 du Code de commerce.
- Examen et approbation des comptes sociaux de l'exercice 2007.
- Examen et approbation des comptes consolidés de l'exercice 2007.
- Conventions réglementées.
- Affectation du résultat de l'exercice et fixation du montant du dividende.
- Renouvellement du mandat de deux censeurs.
- Renouvellement du mandat des deux Commissaires aux Comptes titulaires.
- Nomination de deux nouveaux Commissaires aux Comptes suppléants.
- Autorisation à donner au Conseil d'Administration de faire racheter ses propres actions par la Société.

Assemblée à caractère extraordinaire

- Autorisation à donner au Conseil d'Administration d'annuler les actions que la Société aurait rachetées dans le cadre de programmes de rachat d'actions.
- Délégation de compétence à consentir au Conseil d'Administration d'augmenter le capital social par incorporation de réserves.
- Délégation de compétence à consentir au Conseil d'Administration d'émettre des actions ordinaires et/ou des valeurs mobilières donnant accès au pital ou à l'attribution de titres de créance avec droit préférentiel de souscription des actionnaires.
- Délégation de compétence à consentir au Conseil d'Administration d'émettre des actions ordinaires et/ou des valeurs mobilières donnant accès au pital ou à l'attribution de titres de créance sans droit préférentiel de souscription des actionnaires.
- Délégation de compétence à consentir au Conseil d'Administration d'augmenter le montant des émissions qui seraient décidées en application des :légations mentionnées aux deux points précédents dans le cadre d'options de surallocation.
- Délégation de compétence à consentir au Conseil d'Administration d'émettre des actions et/ou des valeurs mobilières donnant accès à une quotité ı capital de la Société ou à l'attribution de titres de créance en rémunération de titres apportés à toute offre publique d'échange initiée par la Société ı d'apports en nature à la Société de titres de capital ou de valeurs mobilières donnant accès au capital.
- Plafond général des délégations de compétence conférées en vertu des quatre points précédents.
- Délégation de compétence à consentir au Conseil d'Administration de procéder à l'émission à titre gratuit de bons de souscription d'actions (dits ons Breton") en cas d'offre publique portant sur les actions de la Société.
- Autorisation à donner au Conseil d'Administration de procéder à une attribution d'actions sous condition de performance à des salariés et mandataires ciaux de la Société et de ses filiales.
- Délégation de compétence à consentir au Conseil d'Administration d'émettre des bons de souscription et/ou d'acquisition d'actions remboursables SAAR) au bénéfice de salariés et mandataires sociaux de la Société et de ses filiales, sans droit préférentiel de souscription des actionnaires.
- Délégation de compétence à consentir au Conseil d'Administration de procéder à une augmentation de capital réservée aux adhérents de plans épargne d'entreprise du Groupe Capgemini.
- Délégation de compétence à consentir au Conseil d'Administration de procéder à une augmentation de capital réservée à une société du Groupe ıpgemini dédiée à cette opération et permettant d'offrir aux salariés de certaines filiales étrangères du Groupe ne souscrivant pas aux actions Cap emini via un Fonds Commun de Placement d'Entreprise une opération d'épargne salariale à des conditions comparables à celles qui seraient offertes ıx salariés concernés par le point précédent.
- Modification des statuts concernant l'alignement du délai de déclaration des franchissements de seuils statutaires avec celui de déclaration des ınchissements de seuils légaux.

:s actionnaires qui désireraient assister à cette Assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. ıe lettre d'admission leur sera adressée directement à la suite de cette demande.

ɪur assister, se faire représenter ou voter par correspondance à cette Assemblée, les actionnaires propriétaires d'actions devront justifier de ınregistrement comptable de leurs titres à leur nom (ou à celui de l'intermédiaire inscrit pour leur compte s'ils résident à l'étranger) au troisième jour ıvré précédant l'Assemblée à zéro heure, heure de Paris, soit dans les comptes de titres nominatifs tenus par Caceis - CT, soit dans les comptes de res au porteur tenus par l'intermédiaire habilité.

gissant des titres au porteur, l'intermédiaire habilité devra délivrer une attestation de participation. Celle-ci sera transmise à la Société en annexe au rmulaire de vote à distance ou de procuration ou à la demande de carte d'admission établis au nom de l'actionnaire ou pour son compte s'il est non-sident afin que puisse être constaté l'enregistrement comptable. Une attestation sera également délivrée à l'actionnaire souhaitant participer ysiquement à l'Assemblée et qui n'a pas reçu sa carte d'admission le troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris.

ut actionnaire peut voter à distance (vote par correspondance).
ie formule unique de vote à distance ou par procuration et ses annexes seront adressées à tous les actionnaires inscrits au nominatif.
s titulaires d'actions au porteur désirant voter à distance ou donner procuration peuvent se procurer auprès du siège social de la Société ou des ablissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins ant la date de l'Assemblée.

s votes à distance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'Assemblée au siège cial de la Société ou à Caceis Corporate Trust, Assemblées Générales Centralisées, 14 rue Rouget de Lisle 92862 Issy-les-Moulineaux Cedex 09, iq jours au moins avant ladite date aux autres établissements.
s propriétaires d'actions au porteur devront joindre au formulaire l'attestation de participation.

ictionnaire qui a choisi son mode de participation à l'Assemblée (participation physique, à distance ou par procuration) et l'a fait connaître à la Société peut pas revenir sur ce choix étant cependant précisé que l'assistance physique de l'actionnaire à l'Assemblée annule tout vote à distance ou par ocuration.
ictionnaire pourra néanmoins céder ensuite tout ou partie de ses actions.
ns ce cas :
i la cession intervient avant le troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris, la Société devra invalider ou modifier le vote primé à distance, le pouvoir, la carte d'admission ou l'attestation de participation, et l'intermédiaire habilité teneur de compte devra à cette fin, s'il git de titres au porteur, notifier la cession à la Société ou à son mandataire et lui transmettre les informations nécessaires,
i la cession intervient après le troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris, elle n'a pas à être notifiée par l'intermédiaire bilité ou prise en considération par la Société, nonobstant toute convention contraire.

s questions écrites que les actionnaires peuvent poser doivent être envoyées au siège social de la Société par lettre recommandée avec demande d'avis réception adressée au Président du Conseil d'Administration ou par voie de télécommunication électronique à l'adresse suivante : semblee@capgemini.com, au plus tard le quatrième jour ouvré précédant la date de l'Assemblée Générale. Elles sont accompagnées d'une attestation nscription, soit dans les comptes de titres nominatifs tenus par Caceis CT, soit dans les comptes de titres au porteur tenus par l'intermédiaire habilité.

ste des établissements co-domiciles :
3anque Postale,
3NP Paribas,
CACEIS – CT,
Caisse d'Epargne,
CM-CIC,
Lazard Frères Banque,
LCL,
Natixis,
Société Générale.

nformément à la loi, tous les documents qui doivent être communiqués à l'Assemblée Générale seront tenus, dans les délais légaux, à la disposition s actionnaires, au siège social.

avis préalable de réunion a été publié au Bulletin des Annonces Légales Obligatoires du 27 février 2008 (parution n° 25).

Le conseil d'administration.

03061

File N° 82-5065

Exhibit 15.

BALO Notice of February 27, 2008 giving Notice and Agenda of the Ordinary and Extraordinary Shareholders' Meeting of April 17, 2008

CONVOCATIONS

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

CAP GEMINI

Société anonyme au capital de 1 163 404 080 €.
Siège social : Paris (17e) 11, rue de Tilsitt.
330 703 844 R.C.S. Paris.

Avis préalable de réunion.

esdames et Messieurs les actionnaires de CAP GEMINI seront convoqués en Assemblée Générale Mixte pour le jeudi 17 avril 2008 à 10 heures, au ıvillon d'Armenonville, Allée de Longchamp, Bois de Boulogne à Paris (16ème), à l'effet de délibérer sur l'ordre du jour et sur les projets de résolutions ıivants :

Ordre du jour :

Assemblée à caractère ordinaire :

- Rapport de gestion présenté par le Conseil d'Administration et commentaires sur les comptes sociaux et les comptes consolidés de l'exercice clos le décembre 2007.
- Rapports de MM. les Commissaires aux Comptes sur les comptes de l'exercice clos le 31 décembre 2007 et sur les conventions visées à l'article 225-38 du Code de commerce.
- Examen et approbation des comptes sociaux de l'exercice 2007.
- Examen et approbation des comptes consolidés de l'exercice 2007.
- Conventions réglementées.
- Affectation du résultat de l'exercice et fixation du montant du dividende.
- Renouvellement du mandat de deux censeurs.
- Renouvellement du mandat des deux Commissaires aux Comptes titulaires.
- Nomination de deux nouveaux Commissaires aux Comptes suppléants.
- Autorisation à donner au Conseil d'Administration de faire racheter ses propres actions par la Société.

Assemblée à caractère extraordinaire :

Autorisation à donner au Conseil d'Administration d'annuler les actions que la Société aurait rachetées dans le cadre de programmes de rachat d'actions.
Délégation de compétence à consentir au Conseil d'Administration d'augmenter le capital social par incorporation de réserves.
Délégation de compétence à consentir au Conseil d'Administration d'émettre des actions ordinaires et/ou des valeurs mobilières donnant accès au pital ou à l'attribution de titres de créance avec droit préférentiel de souscription des actionnaires.
Délégation de compétence à consentir au Conseil d'Administration d'émettre des actions ordinaires et/ou des valeurs mobilières donnant accès au pital ou à l'attribution de titres de créance sans droit préférentiel de souscription des actionnaires.
Délégation de compétence à consentir au Conseil d'Administration d'augmenter le montant des émissions qui seraient décidées en application des légations mentionnées aux deux points précédents dans le cadre d'options de surallocation.
Délégation de compétence à consentir au Conseil d'Administration d'émettre des actions et/ou des valeurs mobilières donnant accès à une quotité capital de la Société ou à l'attribution de titres de créance en rémunération de titres apportés à toute offre publique d'échange initiée par la Société d'apports en nature à la Société de titres de capital ou de valeurs mobilières donnant accès au capital.
Plafond général des délégations de compétence conférées en vertu des quatre points précédents.
Délégation de compétence à consentir au Conseil d'Administration de procéder à l'émission à titre gratuit de bons de souscription d'actions (dits ons Breton ») en cas d'offre publique portant sur les actions de la Société.
Autorisation à donner au Conseil d'Administration de procéder à une attribution d'actions sous condition de performance à des salariés et mandataires ciaux de la Société et de ses filiales.
Délégation de compétence à consentir au Conseil d'Administration d'émettre des bons de souscription et/ou d'acquisition d'actions remboursables SAAR) au bénéfice de salariés et mandataires sociaux de la Société et de ses filiales, sans droit préférentiel de souscription des actionnaires.
Délégation de compétence à consentir au Conseil d'Administration de procéder à une augmentation de capital réservée aux adhérents de plans pargne d'entreprise du Groupe Capgemini.
Délégation de compétence à consentir au Conseil d'Administration de procéder à une augmentation de capital réservée à une société du Groupe pgemini dédiée à cette opération et permettant d'offrir aux salariés de certaines filiales étrangères du Groupe ne souscrivant pas aux actions Cap mini via un Fonds Commun de Placement d'Entreprise une opération d'épargne salariale à des conditions comparables à celles qui seraient offertes salariés concernés par le point précédent.
Modification des statuts concernant l'alignement du délai de déclaration des franchissements de seuils statutaires avec celui de déclaration des nchissements de seuils légaux.

Projets de résolutions.

I. – Résolutions à caractère ordinaire :

nière résolution (Approbation des comptes sociaux de l'exercice 2007). — L'Assemblée Générale des actionnaires, statuant aux conditions de rum et de majorité requises pour les assemblées ordinaires et ayant pris connaissance :
lu rapport de gestion présenté par le Conseil d'Administration,
t du rapport général de MM. les Commissaires aux Comptes sur l'exécution de leur mission,
rouve les comptes sociaux de l'exercice clos le 31 décembre 2007 qui se soldent par un bénéfice net de 496 620 020,93 euros et donne quitus au seil d'Administration pour sa gestion des affaires de la Société au cours dudit exercice.

xième résolution (Approbation des comptes consolidés de l'exercice 2007). — L'Assemblée Générale des actionnaires, statuant aux conditions de rum et de majorité requises pour les assemblées ordinaires et ayant pris connaissance :
lu rapport présenté par le Conseil d'Administration sur la gestion du Groupe au cours de l'exercice écoulé,
t du rapport de MM. les Commissaires aux Comptes sur ces comptes,
rouve les comptes consolidés de l'exercice clos le 31 décembre 2007 qui se soldent par un bénéfice net part du Groupe de 440 millions d'euros.

isième résolution (Conventions réglementées). — L'Assemblée Générale des actionnaires, statuant aux conditions de quorum et de majorité requises r les assemblées ordinaires et ayant pris connaissance du rapport spécial de MM. les Commissaires aux Comptes, prend acte qu'aucune convention e à l'article L.225-38 du Code de commerce n'a été conclue au cours de l'exercice écoulé.

trième résolution (Affectation du résultat et dividende). — L'Assemblée Générale des actionnaires, statuant aux conditions de quorum et de majorité uises pour les assemblées ordinaires, approuve les propositions du Conseil d'Administration relatives à l'affectation du bénéfice distribuable de ercice clos le 31 décembre 2007 et décide donc de répartir comme suit ces 496 620 020,93 euros de bénéfice distribuable :

— à la réserve légale (afin de la porter à 116 340 408 euros, soit 10% du capital social au 31 décembre 2007) une somme de	1 074 961,60 euros
— au titre de dividende versé aux actionnaires une somme de 1 euro par action, soit	145 425 510,00 euros
— et au report à nouveau, le solde soit	350 119 549,33 euros
ce qui fait bien au total	496 620 020,93 euros

st rappelé que le dividende, ainsi fixé à 1 euro pour chacune des 145 425 510 actions portant jouissance au 1er janvier 2007 est intégralement éligible battement de 40% mentionné au 2° du 3 de l'article 158 du Code Général des Impôts pour les personnes physiques imposables à l'impôt sur le revenu France.
era mis en paiement à compter du 24 avril 2008. Au cas où, lors de la mise en paiement de ce dividende, la Société détiendrait certaines de ses propres ons, la somme correspondant au dividende qui aurait été versé à ces actions sera affectée au compte report à nouveau.
application de l'article 243 *bis* du Code Général des Impôts, l'Assemblée Générale rappelle qu'il a été distribué un dividende de 0,70 euro par action itre de l'exercice 2006 et de 0,50 euro par action au titre de l'exercice 2005 (dividendes intégralement éligibles à la réfaction de 40%) et qu'il n'avait été distribué de dividende au titre de l'exercice 2004.

quième résolution (Renouvellement du mandat de censeur de Monsieur Pierre Hessler). — Sur proposition du Conseil d'Administration, l'Assemblée nérale des actionnaires - statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires – renouvelle pour une durée de x années le mandat de censeur de Monsieur Pierre Hessler arrivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'Assemblée nérale Ordinaire qui statuera sur les comptes de l'exercice 2009.

ième résolution (Renouvellement du mandat de censeur de Monsieur Geoff Unwin). — Sur proposition du Conseil d'Administration, l'Assemblée nérale des actionnaires - statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires – renouvelle pour une durée de x années le mandat de censeur de Monsieur Geoff Unwin arrivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'Assemblée nérale Ordinaire qui statuera sur les comptes de l'exercice 2009.

ptième résolution (Renouvellement du mandat d'un commissaire aux comptes titulaire). — Sur proposition du Conseil d'Administration, l'Assemblée nérale des actionnaires - statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires – renouvelle pour une durée de exercices le mandat de commissaire aux comptes titulaire de la société PricewaterhouseCoopers Audit demeurant 63, rue de Villiers à Neuilly-sur-ne (92208), arrivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'Assemblée Générale Ordinaire qui statuera sur les mptes de l'exercice 2013.

itième résolution (Renouvellement du mandat d'un commissaire aux comptes titulaire). — Sur proposition du Conseil d'Administration, l'Assemblée nérale des actionnaires - statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires – renouvelle pour une durée de exercices le mandat de commissaire aux comptes titulaire de la société KPMG SA demeurant 3, cours du Triangle Paris La Défense Cedex (92939), ivé à expiration ce jour. Ce mandat prendra donc fin à l'issue de la réunion de l'Assemblée Générale Ordinaire qui statuera sur les comptes de l'exercice 13.

uvième résolution (Nomination d'un nouveau commissaire aux comptes suppléant). — Sur proposition du Conseil d'Administration, l'Assemblée nérale des actionnaires - statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires – nomme en qualité de commissaire comptes suppléant M. Etienne Boris demeurant 63, rue de Villiers à Neuilly-sur-Seine (92208), suppléant de la société PricewaterhouseCoopers dit pour la durée du mandat de cette dernière, et ce en remplacement de M. Philippe Gueguen.

xième résolution (Nomination d'un nouveau commissaire aux comptes suppléant). — Sur proposition du Conseil d'Administration, l'Assemblée nérale des actionnaires - statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires – nomme en qualité de commissaire comptes suppléant M. Bertrand Vialatte demeurant 1, cours Valmy Paris La Défense Cedex (92923), suppléant de la société KPMG SA pour la ée du mandat de cette dernière, et ce en remplacement de M. Guillaume Livet.

zième résolution (Autorisation d'un programme de rachat d'actions dans la limite d'un nombre d'actions au maximum égal à 10% de son capital ial). — Conformément aux dispositions des articles L.225-209 et suivants du Code de commerce et du règlement européen n° 2273/2003 du décembre 2003, l'Assemblée Générale des actionnaires - statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires ayant pris connaissance du rapport présenté par le Conseil d'Administration - autorise le Conseil d'Administration à faire acheter par la Société ses pres actions.
tte autorisation est donnée pour permettre si besoin est à la Société de procéder :

ı l'animation du marché secondaire ou la liquidité de l'action par un prestataire de service d'investissement au travers d'un contrat de liquidité conforme charte de déontologie reconnue par l'AMF,
à l'attribution des actions ainsi acquises à des salariés et/ou des mandataires sociaux (dans les conditions et selon les modalités prévues par la loi) amment dans le cadre du régime des attributions gratuites d'actions, de celui du plan d'épargne d'entreprise ou d'un plan d'actionnariat salarié rnational,
à l'attribution des actions ainsi acquises aux titulaires de valeurs mobilières donnant accès au capital de la Société lors de l'exercice qu'ils feront des its attachés à ces titres, et ce conformément à la réglementation en vigueur,
à l'achat d'actions pour conservation et remise ultérieure à l'échange ou en paiement dans le cadre d'opérations éventuelles de croissance externe,
à l'annulation éventuelle des actions acquises, sous réserve de l'adoption de la douzième résolution à caractère extraordinaire figurant à l'ordre du r de l'Assemblée Générale de ce jour.
; opérations d'acquisition, de cession et de transfert ci-dessus décrites pourront être effectuées par tout moyen compatible avec la Loi et la lementation en vigueur, y compris par l'utilisation d'instruments financiers dérivés et par acquisition ou cession de blocs.
; opérations pourront intervenir à tout moment, sous réserve des périodes d'abstention prévues par les dispositions légales et réglementaires.
ssemblée Générale fixe le nombre maximum d'actions pouvant être acquises au titre de la présente résolution à 10% du capital de la Société arrêté 31 décembre 2007, ce qui correspond à 14 542 551 actions de 8 € de valeur nominale, étant précisé (i) que dans le cadre de l'utilisation de la présente orisation, le nombre d'actions auto-détenues devra être pris en considération afin que la Société reste en permanence dans la limite d'un nombre ctions auto-détenues au maximum égal à 10% du capital social et (ii) que le nombre d'actions auto-détenues pour être remises en paiement ou en ange dans le cadre d'une opération de fusion, de scission ou d'apport ne peut excéder 5% du capital.
ssemblée Générale décide que le prix maximum d'achat ne pourra excéder 70 euros par action de 8 € de valeur nominale et que le montant total sacré à ces acquisitions ne pourra donc pas dépasser 1 017 978 570 euros (70 euros x 14 542 551 actions).
cas d'augmentation de capital par incorporation au capital de primes, réserves, bénéfices ou autres sous forme d'attribution d'actions gratuites durant lurée de validité de la présente autorisation ainsi qu'en cas de division ou de regroupement des actions, le prix unitaire maximum ci-dessus visé sera sté par l'application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce que sera ce nbre après l'opération.
ssemblée Générale confère au Conseil d'Administration, avec faculté de délégation dans les conditions prévues par la loi, tous les pouvoirs nécessaires effet :
de décider la mise en oeuvre de la présente autorisation,
de passer tous ordres de bourse, conclure tous accords en vue, notamment de la tenue des registres d'achats et de ventes d'actions, conformément à églementation boursière en vigueur,
d'effectuer toutes déclarations et de remplir toutes autres formalités et, de manière générale, faire ce qui sera nécessaire.
Conseil d'Administration informera les actionnaires réunis en Assemblée Ordinaire annuelle de toutes les opérations réalisées en application de la sente résolution.
présente autorisation est consentie pour une durée de 18 mois à compter du jour de la présente Assemblée et se substitue à celle donnée dans la tième résolution à caractère ordinaire adoptée par l'Assemblée Générale Mixte du 26 avril 2007.

II. – Résolutions à caractère extraordinaire :

***uzième résolution** (Autorisation donnée au Conseil d'Administration d'annuler les actions que la Société aurait rachetées dans le cadre de programmes rachat d'actions).* — L'Assemblée Générale des actionnaires - statuant aux conditions de quorum et de majorité requises pour les assemblées raordinaires et ayant pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes – autorise le nseil d'Administration à :
annuler - conformément aux dispositions de l'article L.225-209 du Code de commerce - en une ou plusieurs fois, sur sa seule décision, tout ou partie ; actions propres détenues par la Société, dans la limite de 10% du capital par période de 24 mois, et réduire corrélativement le capital social,
imputer la différence entre la valeur de rachat des actions annulées et leur valeur nominale sur les primes et réserves disponibles de son choix.
ıs pouvoirs sont conférés au Conseil d'Administration pour réaliser la ou les opérations autorisées en vertu de la présente résolution, modifier les tuts et accomplir les formalités requises.
présente autorisation est consentie pour une période de 24 mois à compter du jour de la présente Assemblée et se substitue à celle donnée dans la tième résolution à caractère extraordinaire adoptée par l'Assemblée Générale Mixte du 26 avril 2007.

***eizième résolution** (Délégation de compétence consentie au Conseil d'Administration d'augmenter le capital par incorporation de réserves).* — nformément aux dispositions des articles L.225-129-2 et L.225-130 du Code de commerce, l'Assemblée Générale des actionnaires statuant aux ıditions de quorum et de majorité requises pour les assemblées ordinaires et ayant pris connaissance du rapport du Conseil d'Administration :
délègue au Conseil d'Administration la compétence de décider une ou plusieurs augmentations du capital social par voie d'incorporation au capital primes, réserves, bénéfices ou autres sous forme d'attribution d'actions gratuites ou d'élévation de la valeur nominale des actions existantes,
mais décide que dans le cadre de la présente délégation, le montant nominal des augmentations de capital par incorporation de réserves ne pourra e supérieur à 1,5 milliard d'euros.
ns le cadre de cette délégation, le Conseil d'Administration pourra décider que les droits formant rompus ne seront pas négociables, que les actions respondantes seront vendues et que le produit de la vente sera alloué aux titulaires des droits.
présente délégation de compétence est consentie pour une durée de 26 mois à compter du jour de la présente Assemblée et se substitue à celle donnée ıs la vingt-deuxième résolution à caractère extraordinaire adoptée par l'Assemblée Générale Mixte du 11 mai 2006.

***atorzième résolution** (Délégation de compétence consentie au Conseil d'Administration d'émettre des actions ordinaires et/ou des valeurs mobilières nnant accès au capital ou à l'attribution de titres de créance avec maintien du droit préférentiel de souscription).* — Conformément aux dispositions ; articles L 225-129-2 et L 228-92 du Code de commerce, l'Assemblée Générale des actionnaires statuant aux conditions de quorum et de majorité luises pour les assemblées extraordinaires et ayant pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires (Comptes :
délègue au Conseil d'Administration la compétence de décider en une ou plusieurs fois l'émission, tant en France qu'à l'étranger, d'actions ordinaires ıvelles de la Société et/ou de toutes valeurs mobilières donnant accès par tous moyens, immédiatement et/ou à terme, à des actions ordinaires de la ciété ou donnant droit à l'attribution de titres de créance de la Société, ces valeurs mobilières pouvant être libellées soit en euros, soit en monnaies angères, soit en unité monétaire quelconque établie par référence à plusieurs monnaies,
décide que les émissions décidées dans le cadre de la présente délégation devront respecter les plafonds suivants :
e montant nominal total (hors prime d'émission) des augmentations de capital susceptibles d'être ainsi réalisées par voie d'émission d'actions ou de eurs mobilières donnant accès au capital ne pourra être supérieur à 465 millions d'euros (soit environ 40% du capital social au 31 décembre 2007), ontant auquel s'ajoutera, le cas échéant, le montant supplémentaire des actions à émettre pour préserver, conformément à la loi, les droits des porteurs valeurs mobilières donnant accès au capital. En cas d'augmentation de capital par incorporation au capital de primes, réserves, bénéfices ou autres ıs forme d'attribution d'actions gratuites durant la durée de validité de la présente délégation de compétence, le montant nominal total (hors prime

:mission) susvisé sera ajusté par l'application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital après pération et ce qu'était ce nombre avant l'opération,
le montant global d'émission des valeurs mobilières donnant accès au capital ou à l'attribution de titres de créance ne pourra être supérieur à 3,5 illiards d'euros,
décide qu'en cas d'utilisation de la présente délégation par le Conseil d'Administration, les actionnaires auront, proportionnellement au montant de ırs actions, un droit préférentiel de souscription aux émissions d'actions ordinaires ou de valeurs mobilières émises en vertu de la présente résolution, ınt précisé que si les souscriptions irréductibles et, le cas échéant, à titre réductible n'ont pas absorbé la totalité d'une émission, le Conseil d'Administration ourra notamment offrir au public tout ou partie des titres non souscrits,
donne pouvoir au Conseil d'Administration d'imputer les frais d'augmentation de capital sur le montant des primes afférentes à ces augmentations. ı présente délégation de compétence est consentie pour une durée de 26 mois à compter du jour de la présente Assemblée et se substitue à celle donnée ns la vingt-troisième résolution à caractère extraordinaire adoptée par l'Assemblée Générale Mixte du 11 mai 2006.

uinzième résolution (Délégation de compétence consentie au Conseil d'Administration d'émettre des actions ordinaires et/ou des valeurs mobilières onnant accès au capital ou à l'attribution de titres de créance avec suppression du droit préférentiel de souscription). — Conformément aux dispositions s articles L.225-129-2, L.225-135 et L.228-92 du Code de commerce, l'Assemblée Générale des actionnaires statuant aux conditions de quorum et majorité requises pour les assemblées extraordinaires et ayant pris connaissance du rapport du Conseil d'Administration et du rapport spécial des ommissaires aux Comptes :
délègue au Conseil d'Administration la compétence de décider en une ou plusieurs fois l'émission, tant en France qu'à l'étranger, d'actions ordinaires ouvelles de la Société et/ou de toutes valeurs mobilières donnant accès par tous moyens, immédiatement et/ou à terme, à des actions ordinaires de la ciété ou donnant droit à l'attribution de titres de créance de la Société, ces valeurs mobilières pouvant être libellées soit en euros, soit en monnaies angères, soit en unité monétaire quelconque établie par référence à plusieurs monnaies,
décide que les émissions décidées dans le cadre de la présente délégation devront respecter les plafonds suivants :
le montant nominal total (hors prime d'émission) des augmentations de capital susceptibles d'être ainsi réalisées par voie d'émission d'actions ou de leurs mobilières donnant accès au capital ne pourra être supérieur à 200 millions d'euros (soit environ 17% du capital social au 31 décembre 2007), ontant auquel s'ajoutera, le cas échéant, le montant supplémentaire des actions à émettre pour préserver, conformément à la loi, les droits des porteurs valeurs mobilières donnant accès au capital. En cas d'augmentation de capital par incorporation au capital de primes, réserves, bénéfices ou autres us forme d'attribution d'actions gratuites durant la durée de validité de la présente délégation de compétence, le montant nominal total (hors prime :mission) susvisé sera ajusté par l'application d'un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital après pération et ce qu'était ce nombre avant l'opération,
le montant global d'émission des valeurs mobilières donnant accès au capital ou à l'attribution de titres de créance ne pourra être supérieur à 1,5 illiard d'euros,
décide de supprimer le droit préférentiel de souscription des actionnaires à ces actions et valeurs mobilières qui seront émises en application de la ésente délégation en conférant, toutefois, au Conseil d'Administration le pouvoir d'instituer au profit des actionnaires un droit de priorité pour les uscrire en application des dispositions de l'article L. 225-135 du Code de commerce et de fixer, dans cette hypothèse, le délai d'exercice du droit de iorité,
décide que le prix des actions ordinaires émises ou auxquelles sont susceptibles de donner droit les valeurs mobilières émises en vertu de la présente légation devra être au moins égal à la moyenne pondérée des cours des trois séances de bourse précédant sa fixation, éventuellement diminuée d'une cote maximum de 5%,
donne pouvoir au Conseil d'Administration d'imputer les frais d'augmentation de capital sur le montant des primes afférentes à ces augmentations. ı présente délégation de compétence est consentie pour une durée de 26 mois à compter du jour de la présente Assemblée et se substitue à celle donnée ns la vingt-quatrième résolution à caractère extraordinaire adoptée par l'Assemblée Générale Mixte du 11 mai 2006.

izième résolution (Délégation de compétence consentie au Conseil d'Administration d'augmenter le montant des émissions dans le cadre d'options surallocation). — L'Assemblée Générale des actionnaires - statuant aux conditions de quorum et de majorité requises pour les assemblées traordinaires et ayant pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes - décide que ns le cadre des émissions qui seraient décidées en application des délégations conférées au Conseil d'Administration en vertu des quatorzième et inzième résolutions ci-dessus, le nombre de titres à émettre prévu dans l'émission pourra, en cas de demandes excédentaires, être augmenté dans les nditions et limites prévues par les articles L. 225-135-1 et R. 225-118 du Code de commerce et dans la limite des plafonds prévus auxdites résolutions.

x-septième résolution (Délégation de compétence consentie au Conseil d'Administration d'émettre des actions et/ou des valeurs mobilières donnant cès à une quotité du capital de la Société ou à l'attribution de titres de créance en rémunération de titres apportés à toute offre publique d'échange tiée par la Société ou d'apports en nature à la Société de titres de capital ou de valeurs mobilières donnant accès au capital). — Conformément aux icles L. 225-147, L. 225-148, L. 225-129 et L. 228-92 du Code de commerce, l'Assemblée Générale des actionnaires statuant aux conditions de orum et de majorité requises pour les assemblées extraordinaires et ayant pris connaissance du rapport du Conseil d'Administration et du rapport écial des Commissaires aux Comptes :
délègue au Conseil d'Administration la compétence de décider en une ou plusieurs fois l'émission d'actions et/ou de valeurs mobilières donnant accès ıne quotité du capital de la Société ou donnant droit à l'attribution de titres de créance en rémunération des titres apportés à toute offre publique échange initiée en France ou à l'étranger par la Société sur les titres d'une autre société admis aux négociations sur l'un des marchés réglementés visés dit article L. 225-148,
délègue au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder dans la limite de 10% du capital actuel de la Société (sous réserve ce qui est indiqué au tiret suivant), à l'émission d'actions et/ou de valeurs mobilières donnant accès à une quotité du capital de la Société ou donnant oit à l'attribution de titres de créance, en rémunération des apports en nature consentis à la Société et constitués de titres de capital ou de valeurs obilières donnant accès au capital, lorsque les dispositions de l'article L. 225-148 du Code de commerce ne sont pas applicables,
décide que les émissions décidées dans le cadre de la présente délégation devront respecter les plafonds suivants :
le montant nominal total (hors prime d'émission) des augmentations de capital susceptibles d'être ainsi réalisées par voie d'émission d'actions ou de leurs mobilières donnant accès au capital ne pourra être supérieur à 200 millions d'euros, montant auquel s'ajoutera, le cas échéant, le montant oplémentaire des actions à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant accès au capital. En d'augmentation de capital par incorporation au capital de primes, réserves, bénéfices ou autres sous forme d'attribution d'actions gratuites durant la rée de validité de la présente délégation de compétence, le montant nominal total (hors prime d'émission) susvisé sera ajusté par l'application d'un efficient multiplicateur égal au rapport entre le nombre de titres composant le capital après l'opération et ce qu'était ce nombre avant l'opération,
le montant global d'émission des valeurs mobilières donnant accès au capital ou à l'attribution de titres de créance ne pourra être supérieur à 1,5 lliard d'euros,
décide que les émissions d'actions et/ou de valeurs mobilières donnant accès à une quotité du capital de la société ou donnant droit à l'attribution de es de créance en exécution de la présente délégation s'imputeront sur les plafonds visés au deuxième tiret de la quinzième résolution ci dessus,
prend acte que les actionnaires de la Société ne disposeront pas du droit préférentiel de souscription aux actions et/ou valeurs mobilières qui seraient ises en vertu de la présente délégation, ces dernières ayant exclusivement vocation à rémunérer des apports en nature ainsi que des titres apportés à offre publique d'échange initiée par la société,
prend acte que le prix des actions et valeurs mobilières qui seraient émises dans le cadre de la présente délégation sera défini sur la base de la islation applicable en matière d'apport en nature ou d'offre publique d'échange,

donne pouvoir au Conseil d'Administration, avec faculté de subdélégation dans les conditions fixées par la loi, de mettre en oeuvre la présente orisation et d'imputer les frais des augmentations de capital social sur le montant des primes afférentes à ces augmentations.
présente délégation de compétence est consentie pour une durée de 26 mois à compter du jour de la présente Assemblée et se substitue à celle donnée s la vingt-sixième résolution à caractère extraordinaire adoptée par l'Assemblée Générale Mixte du 11 mai 2006.

-huitième résolution (Plafond général des délégations de compétence résultant des quatre résolutions précédentes). — L'Assemblée Générale des onnaires - statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires et ayant pris connaissance du rapport du nseil d'Administration - décide de fixer ainsi qu'il suit les limites globales des montants des émissions qui pourraient être décidées en vertu des égations de compétence au Conseil d'Administration résultant des quatre résolutions précédentes (quatorzième, quinzième, seizième et dix-tième résolutions) :
e montant nominal maximum (hors prime d'émission) des augmentations de capital par voie d'émission d'actions ou de valeurs mobilières donnant ès au capital ne pourra être supérieur à 465 millions d'euros montant auquel s'ajoutera, le cas échéant, le montant supplémentaire des actions à émettre r préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant accès au capital, étant précisé que cette limite ne s'appliquera aux augmentations de capital par incorporation de primes, réserves, bénéfices ou autres. En cas d'augmentation de capital par incorporation au ital de primes, réserves, bénéfices ou autres sous forme d'attribution d'actions gratuites durant la durée de validité desdites délégations de compétence, montant nominal maximum (hors prime d'émission) susvisé sera ajusté par l'application d'un coefficient multiplicateur égal au rapport entre le nombre itres composant le capital après l'opération et ce qu'était ce nombre avant l'opération,
le montant global maximum d'émission des valeurs mobilières donnant accès au capital ou à l'attribution de titres de créance ne pourra dépasser le fond de 3,5 milliards d'euros.

-neuvième résolution (Délégation de compétence consentie au Conseil d'Administration de procéder à l'émission à titre gratuit de bons de scription d'actions (dits « bons Breton ») en cas d'offre publique portant sur les actions de la Société). — L'Assemblée Générale, statuant en la me extraordinaire aux conditions de quorum et de majorité prévues à l'article L.225-98 du Code de commerce, ayant pris connaissance du rapport Conseil d'Administration et du rapport spécial des Commissaires aux Comptes et statuant conformément aux articles L.233-32 II et L.233-33 du de de commerce :
délègue au Conseil d'Administration la compétence de décider, en cas d'offre publique visant la Société :
l'émission, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, de bons permettant de souscrire, à des conditions férentielles, à une ou plusieurs actions de la Société,
leur attribution gratuite à tous les actionnaires de la Société ayant cette qualité avant l'expiration de la période d'offre publique, et
les conditions d'exercice de ces bons ainsi que leurs caractéristiques, telles que leur prix d'exercice, et de manière générale les modalités de toute ission fondée sur la présente résolution ;
décide que, sur la base d'un rapport établi par une banque non liée d'intérêts avec la Société, le Conseil d'Administration devra rendre compte, au ment de l'émission :
des circonstances et raisons pour lesquelles il estime que l'offre n'est pas dans l'intérêt des actionnaires et qui justifient qu'il soit procédé à l'émission tels bons,
ainsi que des critères et méthodes selon lesquels sont fixées les modalités de détermination du prix d'exercice des bons.
décide que le montant nominal total de l'augmentation de capital pouvant résulter de l'exercice de ces bons ne pourra excéder 25% du montant minal du capital social lors de l'émission des bons, étant précisé que ce plafond est fixé indépendamment de tout autre plafond relatif aux émissions titres de capital ou de valeurs mobilières donnant accès au capital de la Société autorisées par la présente Assemblée Générale ou toute Assemblée nérale antérieure ; cette limite sera majorée du montant correspondant à la valeur nominale des titres nécessaires à la réalisation des ajustements sceptibles d'être effectués conformément aux dispositions législatives et réglementaires applicables (notamment en cas de modification du nominal l'action, d'augmentation de capital par incorporation de réserves, d'émission de nouveaux titres de capital avec droit préférentiel de souscription ervé aux actionnaires) et le cas échéant, aux stipulations contractuelles prévoyant d'autres cas d'ajustement, pour préserver les droits des porteurs s bons mentionnés ci-dessus,
décide que le nombre maximum de bons qui pourraient être émis ne pourra dépasser le nombre d'actions composant le capital social lors de l'émission s bons,
décide que la présente délégation ne pourra être utilisée qu'en cas d'offre publique visant la Société,
décide que le Conseil d'Administration, avec faculté de subdélégation au Directeur Général dans les limites fixées par les statuts et par la loi, aura s pouvoirs pour mettre en oeuvre, dans les conditions prévues par la loi, la présente délégation.
s bons de souscription d'actions deviendront caducs de plein droit dès que l'offre publique et toute offre concurrente éventuelle échoueraient, viendraient caduques ou seraient retirées ; il est précisé que les bons qui seraient devenus caducs par effet de la loi ne seront pas pris en compte pour calcul du nombre maximum des bons pouvant être émis, tel qu'indiqué au point 4 ci-dessus.
Assemblée Générale prend acte que la présente autorisation emporte renonciation par les actionnaires à leur droit préférentiel de souscription aux ions ordinaires de la Société auxquelles les bons de souscription émis en vertu de la présente autorisation pourraient donner droit.
délégation ainsi conférée au Conseil d'Administration est valable pour toute émission de bons de souscription d'actions réalisée dans le cadre d'une re publique déposée dans un délai de 18 mois à compter de la présente Assemblée Générale.

ngtième résolution (Autorisation donnée au Conseil d'Administration de procéder à une attribution d'actions sous condition de performance à des lariés et mandataires sociaux de la Société et de ses filiales françaises et étrangères). — Conformément aux articles L. 225-197-1 et suivants du de de commerce, l'Assemblée Générale des actionnaires statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires ayant pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes :
autorise le Conseil d'Administration à procéder - sous condition de réalisation d'une performance définie ci-dessous et pour un nombre d'actions N xcédant pas au total 1% du capital social tel que constaté au jour de sa décision - à des attributions d'actions de la Société (existantes ou à émettre) bénéfice de salariés de la Société et de ses filiales françaises et étrangères ;
décide que dans la limite de 5% du nombre N ci-dessus (soit 0,05% du capital social), ces actions sous condition de performance pourront également e attribuées à des mandataires sociaux de la Société ou de ses filiales, étant alors précisé que lesdites actions ne pourront être cédées par leur(s) néficiaire(s) qu'après cessation définitive des fonctions exercées au sein de la Société, de son Conseil d'Administration ou de l'une de ses filiales ;
décide que l'attribution de ces actions à leurs bénéficiaires ne sera définitive qu'au terme :
soit d'une période de deux ans, le bénéficiaire devant alors conserver lesdites actions pendant une durée supplémentaire minimum de deux ans à mpter de cette attribution définitive,
soit d'une période de quatre ans, le bénéficiaire n'ayant dans ce cas aucune durée minimum de conservation à respecter.
est entendu que le Conseil d'Administration aura la faculté de choisir entre ces deux possibilités et de les utiliser alternativement ou concurremment lon les dispositions réglementaires en vigueur dans le pays de résidence des bénéficiaires. Il est toutefois précisé que l'attribution sera définitive par ticipation – et qu'aucune durée minimum de conservation ne sera requise – en cas de décès du bénéficiaire ou d'invalidité correspondant en France classement dans la deuxième ou troisième des catégories prévues à l'article L.341-4 du code de la Sécurité Sociale ;
décide que le nombre exact d'actions qui sera acquis aux bénéficiaires au terme d'une période soit de deux ans soit de quatre ans (selon le cas 3 a) et) du paragraphe ci-dessus) suivant la date de la notification initiale sera égal au nombre d'actions indiqué dans cette notification multiplié par un urcentage égal à la performance choisie comme instrument de mesure, étant précisé que :

sauf décision contraire dûment motivée prise ultérieurement par le Conseil d'Administration, la performance conditionnant l'octroi définitif de ces ons sera celle réalisée (sur une période d'un an précédant la date d'attribution définitive) par l'action Cap Gemini comparée à la performance moyenne isée pendant la même période par un panier de dix valeurs cotées représentatives du même secteur d'activité et appartenant à au moins cinq pays érents dans lesquels le Groupe a lui-même une présence significative (France, Etats-Unis, Inde),

la mesure de cette performance relative sera donnée par l'évolution de la capitalisation boursière de Cap Gemini comparée à l'évolution de la italisation boursière moyenne (exprimée en euros et à taux de change constant) des dix sociétés de ce panier,

il n'y aura aucune attribution d'aucune sorte si pour la période d'un an précédant la date à laquelle ces attributions auraient dû devenir définitives la formance relative de l'action Cap Gemini a été inférieure à 90% de cette moyenne,

l'attribution définitive sera de :

0% de l'attribution initiale si cette performance relative est d'au moins 90%,

00% de l'attribution initiale si cette performance relative est supérieure ou égale à 110%,

ariera linéairement entre 90 et 110% de performance à raison de 2% d'actions supplémentaires par dixième de point entre ces deux bornes ;

lécide que par exception, et pour un total n'excédant pas 15% du nombre N ci-dessus, des actions pourront être consenties à certains salariés – à clusion des membres de l'équipe de direction générale (le « Group Management Board ») – sans condition de performance et ce dans la limite de 00 actions au maximum par bénéficiaire ;

lonne pouvoir au Conseil d'Administration de mettre en oeuvre la présente autorisation, et notamment :

d'arrêter la date des attributions,

d'arrêter la ou les listes des bénéficiaires des attributions,

de décider s'il y a lieu, en cas d'opérations sur le capital social qui interviendraient avant la date d'attribution définitive des actions, de procéder à un stement du nombre des actions attribuées à l'effet de préserver les droits des bénéficiaires et, dans cette hypothèse, déterminer les modalités de cet stement,

de procéder, si l'attribution porte sur des actions à émettre, aux augmentations de capital par incorporation de réserves ou de primes d'émission de Société qu'il y aura lieu de réaliser au moment de l'attribution définitive des actions à leurs bénéficiaires, fixer les dates de jouissance des actions ivelles, modifier les statuts en conséquence,

d'accomplir toutes formalités et, d'une manière générale, faire tout ce qui sera nécessaire.

présente autorisation est consentie pour une durée de 12 mois à compter du jour de la présente Assemblée.

***gt-et-unième résolution** (Délégation de compétence consentie au Conseil d'Administration d'émettre des bons de souscription et/ou d'acquisition ctions remboursables (BSAAR) au bénéfice de salariés et mandataires sociaux de la Société et de ses filiales, sans droit préférentiel de souscription actionnaires).* — Conformément aux dispositions des articles L.228-91 et suivants, L.225-129 et suivants et L.225-138 du Code de commerce, ssemblée Générale des actionnaires statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires et ayant pris nnaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes :

délègue au Conseil d'Administration, avec faculté de subdélégation, la compétence de décider l'émission, en une ou plusieurs fois, de bons de iscription et/ou d'acquisition d'actions remboursables (les « BSAAR ») ;

lécide que le montant nominal maximum des augmentations de capital qui seront réalisées en vertu de la présente délégation est fixé à 24 millions uros, soit un nombre total maximum de 3 millions d'actions d'un nominal de 8 euros, ce montant ne tenant pas compte des actions supplémentaires mettre éventuellement pour préserver les droits des porteurs de valeurs mobilières donnant accès au capital ;

lécide, conformément aux dispositions de l'article L.225-138 du Code de commerce, de supprimer le droit préférentiel de souscription des actionnaires BSAAR et de réserver ce droit à des salariés et mandataires sociaux de la Société et de ses filiales françaises et étrangères. Le Conseil d'Administration êtera la liste des personnes autorisées à souscrire des BSAAR (les « Bénéficiaires ») ainsi que le nombre maximum de BSAAR pouvant être souscrit chacune d'elles ;

lécide que le Conseil d'Administration (ou le Directeur Général sur délégation du Conseil) :

fixera l'ensemble des caractéristiques des BSAAR, notamment leur prix de souscription qui sera déterminé, avis pris auprès d'un expert indépendant, fonction des paramètres influençant sa valeur (à savoir, principalement : prix d'exercice, période d'incessibilité, période d'exercice, seuil de lenchement et période de remboursement, taux d'intérêt, politique de distribution de dividendes, cours et volatilité de l'action de la Société) ainsi les modalités de l'émission et les termes et conditions du contrat d'émission,

fixera le prix de souscription ou d'acquisition des actions par exercice des BSAAR étant précisé qu'un BSAAR donnera le droit de souscrire à (ou cquérir) une action de la Société à un prix égal au minimum à 120% de la moyenne des cours de clôture de l'action de la Société pour les 20 séances bourse précédant la date à laquelle auront été arrêtés l'ensemble des termes et conditions des BSAAR et les modalités de leur émission ;

prend acte que, conformément à l'article L 225-132 dernier alinéa du Code de commerce, la décision d'émettre des BSAAR emportera de plein droit onciation par les actionnaires – au bénéfice des titulaires de ces bons – à leur droit préférentiel de souscription aux actions à émettre par exercice BSAAR ;

donne tous pouvoirs au Conseil d'Administration, avec faculté de subdélégation dans les conditions légales et réglementaires, de prendre toutes sures, conclure tous accords et effectuer toutes formalités permettant de réaliser ces émissions de BSAAR, constater la réalisation des augmentations capital qui en résulteront, modifier corrélativement les statuts, et modifier s'il l'estime nécessaire (et sous réserve de l'accord des titulaires de BSAAR) contrat d'émission des BSAAR ;

conformément à l'article L.225-138 du Code de commerce, le Conseil d'Administration établira un rapport complémentaire à la prochaine Assemblée nérale sur les conditions dans lesquelles la présente délégation aura été utilisée.

tte délégation de compétence est consentie pour une durée de 18 mois à compter du jour de la présente Assemblée.

***gt-deuxième résolution** (Délégation de compétence consentie au Conseil d'Administration de procéder à une augmentation de capital réservée aux hérents de plans d'épargne d'entreprise du Groupe Capgemini).* — Conformément aux articles L.225-129-2, L.225-138, L.225-138-1 du Code de mmerce et L.443-1 et suivants du Code du Travail et afin également de satisfaire aux dispositions de l'article L.225-129-6 du Code de commerce, ssemblée Générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires et ayant pris nnaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes :

délègue au Conseil d'Administration la compétence (i) d'augmenter, en une ou plusieurs fois, le capital social par l'émission d'actions ou de valeurs obilières donnant accès au capital de la Société réservée aux adhérents de Plans d'Epargne d'Entreprise (PEE) du Groupe Capgemini et (ii) de procéder, cas échéant, à des attributions gratuites d'actions ou de valeurs mobilières donnant accès au capital en substitution totale ou partielle de la décote ée au 3. ci-dessous dans les conditions et limites prévues par l'article L.443-5 4ème alinéa du Code du Travail, étant précisé en tant que de besoin le Conseil d'Administration pourra substituer en tout ou partie à cette augmentation de capital la cession, aux mêmes conditions, de titres déjà émis enus par la Société ;

lécide que le nombre d'actions susceptibles de résulter de l'ensemble des actions émises en vertu de la présente délégation, y compris celles résultant actions ou valeurs mobilières donnant accès au capital éventuellement attribuées gratuitement en substitution totale ou partielle de la décote dans conditions fixées par l'article L.443-5 du Code du Travail, ne devra pas excéder six millions (6 000 000) d'actions. A ce nombre s'ajoutera, le cas iéant, le nombre d'actions supplémentaires à émettre pour préserver conformément à la loi les droits des porteurs de valeurs mobilières donnant accès capital de la société ;

lécide que (i) le prix d'émission des actions nouvelles ne pourra être ni supérieur à la moyenne des premiers cours cotés de l'action ancienne sur urolist d'Euronext lors des vingt séances précédant le jour de la décision du Conseil d'Administration ou du Directeur Général fixant la date d'ouverture la souscription, ni inférieur de plus de 20% à cette moyenne, étant précisé que le Conseil d'Administration ou le Directeur Général pourra, le cas

ant, réduire ou supprimer la décote qui serait éventuellement retenue pour tenir compte, notamment, des régimes juridiques et fiscaux applicables de France ou choisir de substituer totalement ou partiellement à cette décote maximum de 20% l'attribution gratuite d'actions et/ou de valeurs ilières donnant accès au capital et que (ii) le prix d'émission des valeurs mobilières donnant accès au capital sera déterminé dans les conditions es par les articles L.443-5 alinéa 4 et R.443-8-1 du Code du Travail ;

écide de supprimer au profit des adhérents au(x) plan(s) d'épargne du Groupe le droit préférentiel de souscription des actionnaires aux actions ou valeurs mobilières donnant accès au capital de la Société pouvant être émises en vertu de la présente délégation et de renoncer à tout droit aux ons et valeurs mobilières donnant accès au capital pouvant être attribuées gratuitement sur le fondement de la présente résolution ;

élègue tous pouvoirs au Conseil d'Administration, avec faculté de subdélégation dans les conditions prévues par la loi, à l'effet notamment de :

lécider si les actions doivent être souscrites directement par les salariés adhérents aux plans d'épargne du Groupe ou si elles devront être souscrites l'intermédiaire d'un Fonds Commun de Placement d'Entreprise (FCPE) ou d'une SICAV d'Actionnariat Salarié (SICAVAS),

léterminer les sociétés dont les salariés pourront bénéficier de l'offre de souscription,

léterminer s'il y a lieu de consentir un délai aux salariés pour la libération de leurs titres,

ixer les modalités d'adhésion au(x) PEE du Groupe, en établir ou modifier le règlement,

ixer les dates d'ouverture et de clôture de la souscription et le prix d'émission des titres,

rocéder, dans les limites fixées par l'article L.443-5 du Code du Travail, à l'attribution d'actions gratuites ou de valeurs mobilières donnant accès capital et fixer la nature et le montant des réserves, bénéfices ou primes à incorporer au capital,

urrêter le nombre d'actions nouvelles à émettre et les règles de réduction applicables en cas de sursouscription,

mputer les frais des augmentations de capital social, et des émissions d'autres titres donnant accès au capital, sur le montant des primes afférentes s augmentations et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque mentation.

résente délégation de compétence est consentie pour une durée de 26 mois à compter du jour de la présente Assemblée et se substitue à celle donnée s la vingt-huitième résolution à caractère extraordinaire adoptée par l'Assemblée Générale Mixte du 11 mai 2006.

***gt-troisième résolution** (Délégation de compétence consentie au Conseil d'Administration de procéder à une augmentation de capital réservée à société du Groupe Capgemini dédiée à cette opération et permettant d'offrir aux salariés de certaines filiales étrangères du Groupe une opération vargne salariale à des conditions comparables à celles qui seraient offertes en vertu de la précédente résolution).* — Conformément aux dispositions 'article L.225-129-2 et L.225-138 du Code de commerce, l'Assemblée Générale des actionnaires, statuant aux conditions de quorum et de majorité uises pour les assemblées extraordinaires et ayant pris connaissance du rapport du Conseil d'Administration et du rapport des Commissaires aux nptes :

rend acte que les salariés des sociétés étrangères du Groupe Capgemini entrant dans le périmètre défini à l'article L.233-16 du Code de commerce lont le siège est situé dans des pays où des difficultés juridiques ou fiscales rendraient difficiles la mise en oeuvre des formules d'actionnariat visées résolution précédente, sont définis par les mots « Salariés des Sociétés Etrangères » ;

lélègue sa compétence au Conseil d'Administration d'augmenter en une ou plusieurs fois le capital social de la Société par émission d'actions ervées à la société Capgemini Employees Worldwide SAS, société par actions simplifiée au capital de 100 000 euros, ayant son siège à Paris (17ème) rue de Tilsitt, immatriculée au Registre du Commerce et des Sociétés de Paris sous le n° 440 330 090, ci-après le « Bénéficiaire » ;

lécide de supprimer, en faveur du Bénéficiaire, le droit préférentiel de souscription des actionnaires aux actions pouvant être émises en vertu de la sente délégation ;

lécide que le Conseil d'Administration ne pourra faire usage d'une telle autorisation avant le transfert à un ou plusieurs établissements de crédit ou stataires de services d'investissement, de la pleine propriété de la totalité du capital social de Capgemini Employees Worldwide SAS ;

lécide qu'en cas d'usage de la présente délégation, le prix d'émission des actions nouvelles souscrites par le Bénéficiaire, en application de la présente légation, devra être déterminé dans les mêmes conditions que le prix des actions qui seront offertes aux adhérents de Plans d'Epargne d'Entreprise E) du Groupe Capgemini en application de la résolution précédente ;

lécide que la ou les augmentations de capital décidées en vertu de la présente autorisation ne pourront donner droit de souscrire plus de deux millions 000 000) d'actions et que le total des augmentations de capital décidées en vertu de la présente résolution et de la résolution précédente ne pourra nner droit de souscrire à plus de six millions (6 000 000) d'actions de huit (8) euros de valeur nominale ;

lécide que le Conseil d'Administration aura tous pouvoirs, avec faculté de délégation dans les conditions prévues par la loi, pour faire usage en une plusieurs fois de la présente délégation, notamment à l'effet :

de déterminer les formules de souscription qui seront présentées aux salariés dans chaque pays concerné, au vu des contraintes de droit local licables, et sélectionner les pays retenus parmi ceux dans lesquels le Groupe dispose de filiales ainsi que celles desdites filiales dont les salariés urront participer à l'opération,

de décider le nombre maximum d'actions à émettre, dans les limites fixées par la présente résolution et constater le montant définitif de chaque mentation de capital,

d'arrêter les dates et toutes autres conditions et modalités d'une telle augmentation de capital, notamment dans les conditions prévues par la loi le il à partir duquel les souscriptions ne seraient pas réduites,

d'imputer les frais d'une telle augmentation de capital sur le montant des primes afférentes et prélever sur ce montant les sommes nécessaires pour rter la réserve légale au dixième du nouveau montant du capital social résultant d'une telle augmentation.

présente délégation de compétence est consentie pour une durée de 18 mois à compter du jour de la présente Assemblée.

***ngt-quatrième résolution** (Modification statutaire relative à l'alignement du délai de déclaration des franchissements de seuils statutaires avec celui déclaration des franchissements de seuils légaux).* — L'Assemblée Générale des actionnaires – statuant aux conditions de quorum et de majorité uises pour les assemblées extraordinaires et ayant pris connaissance du rapport du Conseil d'Administration – décide, afin d'aligner le délai de claration des franchissements de seuils statutaires avec celui de déclaration des franchissements de seuils légaux, de modifier le premier alinéa de ticle 10 des statuts « Franchissement de seuils » qui devient ainsi rédigé :

Toute personne physique ou morale qui vient à posséder un nombre d'actions correspondant à 1% du capital social ou des droits de vote et à tous les ltiples de ce pourcentage jusqu'au seuil du tiers du capital social ou des droits de vote, est tenue, dans le délai de cinq jours de bourse à compter du nchissement de ce seuil de 1% et de chacun de ses multiples, de déclarer à la Société, par lettre recommandée avec accusé de réception, le nombre al d'actions ou de droits de vote qu'elle possède ».

***ngt-cinquième résolution** (Pouvoirs pour formalités).* — L'Assemblée Générale des actionnaires, statuant aux conditions de quorum et de majorité uises pour les assemblées ordinaires, confère tous pouvoirs au porteur d'une copie ou d'un extrait du procès-verbal de la présente Assemblée pour ectuer tous dépôts, publications, déclarations et formalités où besoin sera.

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s demandes d'inscription de projets de résolutions à l'ordre du jour de cette Assemblée présentées par les actionnaires remplissant les conditions gales doivent être envoyées au siège social de la Société par lettre recommandée avec demande d'avis de réception ou par télécommunication électronique 'adresse suivante : assemblee@capgemini.com, dans le délai de vingt (20) jours à compter de la publication du présent avis.

s actionnaires qui désireraient assister à cette Assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. ne lettre d'admission leur sera adressée directement à la suite de cette demande.

assister, se faire représenter ou voter par correspondance à cette Assemblée, les actionnaires propriétaires d'actions devront justifier de :gistrement comptable de leurs titres à leur nom (ou à celui de l'intermédiaire inscrit pour leur compte s'ils résident à l'étranger) au troisième jour é précédant l'Assemblée à zéro heure, heure de Paris, soit dans les comptes de titres nominatifs tenus par Caceis - CT, soit dans les comptes de au porteur tenus par l'intermédiaire habilité.

ssant des titres au porteur, l'intermédiaire habilité devra délivrer une attestation de participation. Celle-ci sera transmise à la Société en annexe au ulaire de vote à distance ou de procuration ou à la demande de carte d'admission établis au nom de l'actionnaire ou pour son compte s'il est non-ent afin que puisse être constaté l'enregistrement comptable. Une attestation sera également délivrée à l'actionnaire souhaitant participer iquement à l'Assemblée et qui n'a pas reçu sa carte d'admission le troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris.

actionnaire peut voter à distance (vote par correspondance).

formule unique de vote à distance ou par procuration et ses annexes seront adressées à tous les actionnaires inscrits au nominatif.

titulaires d'actions au porteur désirant voter à distance ou donner procuration peuvent se procurer auprès du siège social de la Société ou des lissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins t la date de l'Assemblée.

votes à distance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'Assemblée au siège al de la Société ou à Caceis Corporate Trust, Assemblées Générales Centralisées, 14 rue Rouget de Lisle 92862 Issy-les-Moulineaux Cedex 09, jours au moins avant ladite date aux autres établissements.

propriétaires d'actions au porteur devront joindre au formulaire l'attestation de participation.

tionnaire qui a choisi son mode de participation à l'Assemblée (participation physique, à distance ou par procuration) et l'a fait connaître à la Société eut pas revenir sur ce choix étant cependant précisé que l'assistance physique de l'actionnaire à l'Assemblée annule tout vote à distance ou par uration.

tionnaire pourra néanmoins céder ensuite tout ou partie de ses actions. Dans ce cas :

i la cession intervient avant le troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris, la Société devra invalider ou modifier le exprimé à distance, le pouvoir, la carte d'admission ou l'attestation de participation, et l'intermédiaire habilité teneur de compte devra à cette fin, ;'agit de titres au porteur, notifier la cession à la Société ou à son mandataire et lui transmettre les informations nécessaires,

i la cession intervient après le troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris, elle n'a pas à être notifiée par l'intermédiaire ilité ou prise en considération par la Société, nonobstant toute convention contraire.

questions écrites que les actionnaires peuvent poser doivent être envoyées au siège social de la Société par lettre recommandée avec demande d'avis réception adressée au Président du Conseil d'Administration ou par voie de télécommunication électronique à l'adresse suivante : emblee@capgemini.com, au plus tard le quatrième jour ouvré précédant la date de l'Assemblée Générale. Elles sont accompagnées d'une attestation scription, soit dans les comptes de titres nominatifs tenus par Caceis CT, soit dans les comptes de titres au porteur tenus par l'intermédiaire habilité.

e des établissements co-domiciles :

Banque Postale ;
BNP Paribas ;
CACEIS - CT,
Caisse d'Epargne,
CM-CIC,
Lazard Frères Banque,
LCL,
Natixis,
Société Générale.

nformément à la loi, tous les documents qui doivent être communiqués à l'Assemblée Générale seront tenus, dans les délais légaux, à la disposition actionnaires, au siège social.

Le Conseil d'Administration.

01970

File N° 82-5065

Exhibit 16.

BALO Notice of May 23, 2008 regarding the publication of the annual financial statements of the Company for 2007

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (COMPTES ANNUELS)

CAP GEMINI SA

Société anonyme au capital de 1 163 879 512 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris – APE : 741J.
Exercice social : du 1er janvier au 31 décembre.

Documents comptables annuels.

s comptes annuels sociaux et consolidés définitifs au 31 décembre 2007 ainsi que la décision d'affectation du résultat ont été approuvés par l'Assemblée nérale Ordinaire des actionnaires du jeudi 17 avril 2008.

A. — Comptes sociaux.

I. — Bilans au 31 décembre 2006 et 2007.

(En milliers d'euros.)

Actif	Exercice 2006	Exercice 2007		
	Montant net	Montant brut	Amortissements ou provisions	Montant net
ımobilisations incorporelles :				
arques, droits et valeurs similaires	2 769	35 568	-33 416	2 152
ımobilisations corporelles :				
rrains	1			
onstructions				
ıtres	224	224		224
ımobilisations financières :				
tres de participations	6 313 196	13 558 237	-5 897 555	7 660 682
éances rattachées à des participations (1)	213 365	42 951		42 951
tres de l'activité de portefeuille	2	2		2
ıtres Immobilisations financières (1)	3 640	5 027		5 027
Actif immobilise	6 533 197	13 642 009	-5 930 971	7 711 038
ients et comptes rattachés (1)	76	924		924
ıtres créances (1)	1 063	1 472		1 472
ntreprises liées et associées (1)	82 551	280 131		280 131
ébiteurs divers (1)				
ıleurs mobilières de placement	1 888 381	1 204 462		1 204 462
isponibilités	4 451	226 621		226 621
Actif circulant	1 976 522	1 713 610		1 713 610
ıarges constatées d'avance (1)	119	118		118
ıarges à répartir	21 809	15 488		15 488
ime de remboursement des obligations	44 377	57 873	-22 371	35 502
carts de conversion actif	3 546	325		325
Autres actifs	69 851	73 804	-22 371	51 433
Total actif	8 579 570	15 429 423	-5 953 342	9 476 081
) dont à moins d'un an	171 342	294 033		294 033

Passif	Exercice 2006	Exercice 2007
Capital (entièrement versé)	1 152 654	1 163 404
Primes d'émission, de fusion et d'apport	5 501 959	5 525 119
Réserve légale	105 266	115 265
Réserves réglementées		
Autres réserves	211 853	211 853
Report à nouveau	101 866	185 597
Résultat de l'exercice	194 560	496 620
Provisions réglementées	58	1 327
Capitaux propres	7 268 216	7 699 185
Provisions pour risques et charges	16 574	1 898
Obligation convertible	954 873	954 873
Emprunts et dettes auprès des établissements de crédits	20 169	273 332
Dettes rattachées a des participations (2)	296 690	305 300
Dettes financières (2)	1 271 732	1 533 505
Dettes fournisseurs et comptes rattachés (2)	5 828	2 180
Dettes fiscales et sociales (2)	4 338	4 401
Entreprises liées et associées (2)	12 259	230 226
Autres dettes (2)	565	377
Produits constatés d'avance (2)		4 293
Ecarts de conversion passif	58	16
Autres dettes	23 048	241 493
Total passif	8 579 570	9 476 081
(2) dont à moins d'un an	339 849	820 109

II. — Comptes de résultat pour les exercices clos les 31 décembre 2006 et 2007.

(En milliers d'euros.)

	Exercice 2006	Exercice 2007
Redevances	182 305	202 992
Reprises sur amortissements et provisions, transferts de charges		
Autres produits	806	719
Total des produits d'exploitation	183 111	203 711
Autres achats et charges externes	23 680	28 044
Impôts, taxes et versements assimilés	3 238	2 966
Dotations aux amortissements	2 437	1 886
Dotations aux provisions	5 050	5 052
Autres charges	698	609
Total des charges d'exploitation	35 103	38 557
Résultat d'exploitation	148 008	165 154
Produits financiers de participation (1)	23 466	76 947
Produits des autres valeurs mobilières et créances de l'actif immobilisé (1)	2 832	3 105
Autres intérêts et produits assimilés (1)	21 538	34 127
Reprises sur provisions	99 846	280 622
Différences positives de change	3 751	8 605
Produits nets sur cessions de valeurs mobilières de placement	41 008	32 876
Total des produits financiers	192 441	436 282

tations financières aux amortissements et provisions	123 312	43 856
érêts et charges assimilées (2)	42 169	56 286
fférences négatives de change	6 181	5 702
Total des charges financières	171 662	105 844
Résultat financier	20 779	330 438
Résultat courant avant impôts	168 787	495 592
r opérations de gestion	3 687	
r opérations en capital	6 865	33 518
prises sur provisions et transferts de charges		
Total des produits exceptionnels	10 552	33 518
r opérations de gestion	3 965	3 340
r opérations en capital	3 860	60 108
tations exceptionnelles aux amortissements et provisions	58	1 269
Total des charges exceptionnelles	7 883	64 717
Résultat exceptionnel	2 669	-31 199
pôt sur les bénéfices	23 104	32 227
Résultat net	194 560	496 620
dont produits concernant les entreprises liées	36 257	85 978
dont intérêts concernant les entreprises liées	11 637	25 758

III. — Tableau des filiales et participations.

(En millions d'euros.)

	Capital	Autres capitaux propres (résultat inclus)	Quote-part du capital détenu (%)	Nombre d'actions détenues
iales				
p Gemini North America Inc.	1	2 427	100,00%	982 000
GS HOLDINGS Ltd	722	1	100,00%	558 777 061
mini Consulting Holding Ltd	0	0	100,00%	1 083
p Gemini Oldco Ltd.	14	30	100,00%	1 033 938 857
p Gemini Old Ireland Ltd.	0	0	100,00%	71 662
p Gemini AB (Suède)	3	231	100,00%	24 714
p Gemini NV (Benelux)	2	278	100,00%	21 582 376
p Gemini TMN Nederland BV	0	2	100,00%	18 000
p Gemini Deutschland Holding GmbH	125	22	94,43%	1
p Gemini Deutschland GmbH	12	133	2,90%	1
p Gemini Consulting Österreich AG	0	2	100,00%	36 791
p Gemini Suisse AG	0	3	100,00%	500
p Gemini Polska Sp Z.o.o (Pologne)	5	7	100,00%	129 160
p Gemini Magyarorszag Kft	0	2	100,00%	1
p Gemini France SAS	54	49	100,00%	3 475 508
p Gemini Télécom & Media SAS	17	27	100,00%	1 090 762
p Gemini Technology Services Maroc	1	1	99,99%	164 996
GETI S.A.	0	1	99,90%	619
GETI SAS	648	9	100,00%	52 106 876
p Gemini Italia S.p.A.	11	6	100,00%	2 200 000
p Gemini Telecom Media & Networks Italia S.p.A.	0	2	100,00%	20 000

Cap Gemini España S.L. (Sociedad Unipersonal)	11	2	100,00%	106 245
Cap Gemini Portugal, Serviços de Consultoria e Informatica, SA	8	4	100,00%	1 698 842
Cap Gemini Asia Pacific Pte. Ltd. (Singapour)	14	0	100,00%	17 421 229
Cap Gemini Australia Pty Ltd. (Australie)	28	26	100,00%	1 450 000
Cap Gemini Business Services (India)	0	2	50,90%	2 545
Cap Gemini Service S.A.S	2	4	100,00%	2 000 000
SCI Paris Etoile	0	4	99,99%	9 999
Immobilière les Fontaines S.A.R.L	2	2	99,84%	619 000
Cap Gemini Université SAS	0	0	100,00%	2 500
Cap Gemini Gouvieux SAS	0	0	100,00%	10 000
Autres France	na	na	na	na
Autres Etrangers	na	na	na	na

	Valeur comptable des titres détenus		Prêts et avances consentis	Cautions et avals donnés (1)	Chiffre d'affaires 2007	Dividendes encaissés
	Brute	Nette				
Filiales						
Cap Gemini North America Inc.	6 618	2 350			0	
CGS HOLDINGS Ltd.	721	721				
Gemini Consulting Holding Ltd.	23	23				
Cap Gemini Oldco Ltd.	801	264				
Cap Gemini Old Ireland Ltd.	16	0				
Cap Gemini AB (Suède)	352	352		8		
Cap Gemini NV (Benelux)	1 467	1 239				39
Cap Gemini TMN Nederland BV	5	5			9	
Cap Gemini Deutschland Holding GmbH	604	604		50	0	
Cap Gemini Deutschland GmbH	10	10			206	
Cap Gemini Consulting Österreich AG	42	30			66	
Cap Gemini Suisse AG	39	32		39	28	1
Cap Gemini Polska Sp Z.o.o (Pologne)	25	16		40	68	
Cap Gemini Magyarorszag Kft	2	2			11	
Cap Gemini France SAS	673	673		21	33	
Cap Gemini Télécom & Media SAS	171	171			211	9
Cap Gemini Technology Services Maroc	1	1			1	
SOGETI S.A.	0	0				
SOGETI SAS	754	754			30	24
Cap Gemini Italia S.p.A.	497	3		8	103	
Cap Gemini Telecom Media & Networks Italia S.p.A.	14	0			-	
Cap Gemini España S.L. (Sociedad Unipersonal)	194	194			230	
Cap Gemini Portugal, Serviços de Consultoria e Informatica, SA	44	44			30	2
Cap Gemini Asia Pacific Pte. Ltd. (Singapour)	142	43			0	
Cap Gemini Australia Pty Ltd. (Australie)	166	54	6	23	61	
Cap Gemini Business Services (India)	10	10		1	15	
Cap Gemini Service S.A.S	84	-		15	202	
SCI Paris Etoile	48	31			3	2

mobilière les Fontaines S.A.R.L	32	32		59	6	
p Gemini Université SAS	0	0			19	
p Gemini Gouvieux SAS	0	0			23	
tres France	0	0		nm	na	
tres Etrangers	1	1		-	na	

rticipations
31 décembre 2007, le montant des titres de participation détenus par Cap Gemini SA n'est pas significatif
: non applicable
s résultats nets des filiales et participations ne sont pas fournis compte tenu du caractère préjudiciable que pourrait avoir leur divulgation sur la atégie commerciale et financière.
) Au 31 décembre 2007 le montant total des cautions et lettres de confort octroyées par la Société à ses filiales dans le cadre de facilités de financement lève à 304 millions d'euros, dont 49 millions d'euros ont fait l'objet d'un tirage.
société Cap Gemini SA est la société tête de Groupe de l'intégration fiscale française composée de 24 sociétés. Sur l'exercice 2007, l'impact de ntégration fiscale sur le résultat de Cap Gemini SA est un gain de 32 millions d'euros
valeur d'inventaire des titres correspond à la valeur d'utilité pour l'entreprise. Cette dernière est principalement déterminée par comparaison avec valeur résultant de l'application de la méthode des flux nets de trésorerie futurs actualisés corrigée de l'endettement net. Une provision pour dépréciation constituée lorsque la valeur d'inventaire ainsi définie est inférieure à la valeur d'acquisition.

IV. — Variation des capitaux propres.

(En milliers d'euros.)

	2006	Affectation du résultat 2006	Autres mouvements	Au 31 décembre 2007
pital social	1 152 654		10 750	1 163 404
ime d'émission, de fusion et d'apport	5 501 959		23 160	5 525 119
serve légale	105 266	9 999		115 265
serves réglementées				
tres réserves	211 853			211 853
port à nouveau	101 866	83 703	28	185 597
videndes distribués		100 858	-100 858	
sultat de l'exercice	194 560	-194 560	496 620	496 620
ovisions règlementées	58		1 269	1 327
Total	7 268 216		430 969	7 699 185

rmis le résultat de l'exercice les autres mouvements correspondent à :
La distribution le 30 avril 2007 d'un dividende de 0,70 euro à chacune des 144 081 809 actions composant le capital au 31 décembre 2006 pour un ntant de 100 858 milliers d'euros ;
La levée de 1 343 701 options de souscriptions d'actions correspondant à une augmentation de capital de 10 750 milliers d'euros et à une prime mission de 23 227 milliers d'euros,
L'imputation sur la prime d'émission de 67 milliers d'euros correspondant au solde des frais relatifs à l'augmentation de capital réalisée en décembre 06.
La comptabilisation d'une dotation aux amortissements dérogatoires sur frais d'acquisition de titres de participation de 1 269 milliers d'euros.
L'affectation au compte de report à nouveau du montant des dividendes non versés relatifs aux actions propres détenues par la société soit 28 milliers uros.

V. — Résultats des cinq derniers exercices.

(En milliers d'euros.)

	2003	2004	2005	2006	2007
Capital en fin d'exercice :					
pital social	1 049 323	1 051 065	1 052 656	1 152 654	1 163 404
mbre d'actions ordinaires existantes	131 165 349	131 383 178	131 581 978	144 081 808	145 425 510
mbre maximal d'actions futures à créer :					
par exercice de droits de souscription d'actions	10 004 465	12 289 150	13 101 800	20 518 710	10 291 173
par conversion d'obligations	9 019 607	9 019 607	20 830 417	20 830 416	(1) 20 830 416
par bons d'attribution d'actions (opération ansiciel)	503 602	508 600	315 790		

II. Opérations et résultats de l'exercice :					
Total des produits d'exploitation	135 966	129 798	162 321	183 111	203 711
Total des produits d'exploitation et financiers	174 595	875 502	547 112	375 552	639 994
Résultat avant impôts et charges calculées (Amortissements et provisions)	107 909	-491 441	394 551	202 467	235 834
Impôts sur les bénéfices	-4 554	-42 758	-21 501	-23 104	-32 227
Résultat après impôts et charges calculées (Amortissements et provisions)	-41 682	-948 715	173 440	194 560	496 62C
Résultat distribué			65 790	100 857	(2) 145 426
III. Résultat par action (en euros) :					
Résultat après impôts mais avant charges calculées (Amortissements et provisions)	0,86	-3,42	3,16	1,57	1,84
Résultat après impôts et charges calculées (Amortissements et provisions)	-0,32	-7,22	1,32	1,35	3,41
Dividende attribué à chaque action (net)			0,50	0,70	(2) 1,0C
IV. Personnel :					
Effectif moyen de salariés employés pendant l'exercice					
Montant de la masse salariale de l'exercice					
Montant des sommes versées au titre des avantages sociaux de l'exercice					

(1) A noter que Cap Gemini SA a décidé de neutraliser intégralement la dilution potentielle liée à l'OCÉANE émise le 24 juin 2003 et devant venir à maturité le 1er janvier 2010 par l'acquisition auprès de la Société Générale en juin 2005 d'une option d'achat portant sur un nombre d'actions éga à la totalité du sous-jacent de cette OCÉANE, à un prix d'exercice et à une maturité correspondant à ceux de l'OCÉANE.
(2) sous réserve de l'approbation par l'Assemblée Générale Mixte du 17 avril 2008.

VI. — Affectation du résultat.

L'Assemblée Générale des actionnaires, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, approuve le propositions du Conseil d'Administration relatives à l'affectation du bénéfice distribuable de l'exercice clos le 31 décembre 2007 et décide donc d répartir comme suit ces 496 620 020,93 euros de bénéfice distribuable :
— à la réserve légale (afin de la porter à 116 340 408 euros, soit 10 % du capital social au 31 décembre 2007) une somme de 1 074 961,60 euros ;
— au titre de dividende versé aux actionnaires une somme de 1 euro par action, soit 145 425 510,00 euros ;
— et au report à nouveau, le solde soit 350 119 549,33 euros ;
ce qui fait bien au total 496 620 020,93 euros.

Il est rappelé que le dividende, ainsi fixé à 1 euro pour chacune des 145 425 510 actions portant jouissance au 1er janvier 2007 est intégralement éligibl à l'abattement de 40 % mentionné au 2° du 3 de l'article 158 du Code Général des Impôts pour les personnes physiques imposables à l'impôt sur l revenu en France.
Il sera mis en paiement à compter du 24 avril 2008. Au cas où, lors de la mise en paiement de ce dividende, la Société détiendrait certaines de ses propre actions, la somme correspondant au dividende qui aurait été versé à ces actions sera affectée au compte report à nouveau.
En application de l'article 243 bis du Code Général des Impôts, l'Assemblée Générale rappelle qu'il a été distribué un dividende de 0,70 euro par actio au titre de l'exercice 2006 et de 0,50 euro par action au titre de l'exercice 2005 (dividendes intégralement éligibles à la réfaction de 40 %) et qu'il n'ava pas été distribué de dividende au titre de l'exercice 2004.

VII. — Annexe aux comptes sociaux.

I – Règles et méthodes comptables.

Les comptes annuels de l'exercice clos le 31 décembre 2007 ont été élaborés et présentés conformément aux règles et principes comptables françai (PCG 1999), y compris les nouvelles règles comptables du Comité de Réglementation Comptable concernant les actifs applicables au 1er janvier 200 (pas d'incidence dans les comptes de Cap Gemini SA) et dans le respect du principe de prudence, de l'indépendance des exercices et en présumant l continuité de l'exploitation.
La méthode de base retenue pour l'évaluation des éléments inscrits en comptabilité est la méthode des coûts historiques.
Les principales méthodes utilisées sont les suivantes :

Immobilisations incorporelles. — Les logiciels et droits d'usage acquis en pleine propriété, ainsi que les logiciels développés pour un usage interne e dont l'influence sur les résultats futurs revêt un caractère bénéfique, durable et mesurable, sont immobilisés et font l'objet d'un amortissement sur un durée maximale de trois ans. A la clôture de chaque exercice, la valeur des logiciels et droits d'usage est comparée à la valeur d'utilité pour la sociét

mobilisations financières. — La valeur brute des titres de participation et des autres titres immobilisés figurant au bilan est constituée par leur coût cquisition (y compris les frais d'acquisition des titres). La valeur d'inventaire des titres correspond à leur valeur d'utilité pour l'entreprise. Cette nière est déterminée soit par la méthode des flux nets de trésorerie future actualisés et corrigés de l'endettement net, soit dans certains cas, selon la ote-part de situation nette consolidée. Une provision pour dépréciation est constituée lorsque la valeur d'inventaire ainsi définie est inférieure à la eur d'acquisition.

tions propres. — Les titres de Cap Gemini SA détenus par elle-même dans le cadre du contrat de liquidités sont inscrits en titres immobilisés et urent au bilan pour leur valeur d'acquisition ou leur valeur d'inventaire si celle-ci est inférieure. La valeur d'inventaire est constituée par le cours de urse moyen du mois de la clôture.

leurs mobilières de placement. — Les valeurs mobilières de placement figurent au bilan pour leur valeur d'acquisition ou leur valeur d'inventaire si le-ci est inférieure. Dans le cas de valeurs cotées, cette évaluation est effectuée sur la base du cours de bourse moyen du mois de la clôture de l'exercice. ur les valeurs non cotées, la valeur d'inventaire correspond à la valeur liquidative. Concernant les certificats de dépôts et billets de trésorerie, les érêts restant à percevoir ou perçus d'avance sont comptabilisés respectivement en produits à recevoir ou en produits constatés d'avance à la clôture l'exercice.

érations en devises. — Les dettes, créances, disponibilités en devises figurent au bilan pour leur contre-valeur au cours de fin d'exercice ou au cours couverture. La différence résultant de la conversion des dettes et des créances en devises à ce dernier cours est portée au bilan en "écarts de conversion".

éances et Dettes. — Les créances sont évaluées à leur valeur nominale. Une provision pour dépréciation est pratiquée lorsque la valeur d'inventaire inférieure à la valeur nette comptable. Les factures non parvenues sont comptabilisées hors T.V.A.

me de remboursement des obligations. — La prime de remboursement des obligations est amortie linéairement sur la durée de l'emprunt.

égration fiscale. — La Société et ses filiales françaises, détenues à 95 % au moins, ont opté pour le régime fiscal des groupes de sociétés prévu par ticle 223 A du Code Général des Impôts. Les économies d'impôt réalisées par le Groupe liées aux déficits des sociétés intégrées sont considérées nme un gain immédiat de l'exercice et sont conservées définitivement chez la société mère.

truments financiers. — Toutes les positions de change et de taux d'intérêt sont prises au moyen d'instruments cotés sur des marchés organisés ou de à gré qui présentent des risques de contrepartie minimum. Les résultats dégagés sur les instruments financiers constituant des opérations de couverture t comptabilisés de manière symétrique aux résultats sur les éléments couverts. La juste valeur des instruments financiers est estimée sur la base des rs de marchés ou de valeurs données par les banques.

II – Bilan et compte de résultats de la Société Cap Gemini S.A.

mmobilisations :

(En milliers d'euros)	Valeur brute (début d'exercice)	Augmentations	Diminutions	Valeur brute (fin d'exercice)
mobilisations incorporelles				
arques, droits et valeurs similaires	35 568			35 568
Sous-total	35 568			35 568
mobilisations corporelles				
rrains	1		-1	
onstructions	7		-7	
itres	224			224
Sous-total	232		-8	224
mobilisations financières				
res de participation	12 441 717	1 175 995	-59 475	13 558 237
éances rattachées à des participations	213 365	29 587	-200 001	42 951
res de l'activité de portefeuille	2			2
itres titres immobilisés	3 640	65 386	-63 999	5 027
Sous-total	12 658 724	1 270 968	-323 475	13 606 217
Total des immobilisations	12 694 524	1 270 968	-323 483	13 642 009

Titres de participation : Les principales augmentations s'analysent comme suit :
ugmentations de capital en faveur de certaines filiales pour un montant total de 1 176 millions d'euros principalement aux Etats-Unis pour 1 103 llions d'euros chez Cap Gemini North America Inc. afin de lui permettre d'acquérir notamment la société Kanbay, mais aussi en France pour 25 llions d'euros chez Cap Gemini Service S.A.S, en Allemagne pour 28 millions d'euros au sein des filiales : Cap Gemini Deutschland Holding Gmbh millions d'euros) et Cap Gemini Telecom Media & Networks Deutschland GmbH (5 millions d'euros), en Italie pour 9 millions d'euros chez Cap mini Italia S.p.A. et enfin en Asie pacifique chez Cap Gemini Asia Pacific Pte. Ltd. pour 9 millions d'euros ;
a société a par ailleurs crée en mars 2007 une filiale au Maroc portant le nom de Cap Gemini Technology Services Maroc pour 2 millions d'euros.
diminutions s'analysent comme suit : Sortie d'actif des titres de participation de Cap Gemini Telecom Media & Networks Deutschland GmbH (56 llions d'euros) cédés à Sogeti ainsi que la sortie d'actif des titres de Gemini Consulting Polska (3 millions d'euros) suite à sa liquidation.

Créances rattachées à des participations. Les principales variations s'analysent comme suit :

– Capitalisation de l'avance de 132 millions d'euros accordée en 2006 à Cap Gemini North America Inc. afin de lui permettre d'acquérir le 26 octobr 2006, les 14,7% du capital et des droits de vote de la société Kanbay ;
– Divers prêts accordés aux filiales en 2006 et 2007 et remboursés pour certains durant l'année 2007.

— Titres de l'activité de portefeuille : Les titres de l'activité de portefeuille sont constitués d'une participation minoritaire dans la société Cap Gemin Reinsurance Co Ltd.

Les mouvements du portefeuille et les valeurs estimatives aux 31 décembre 2006 et 2007 sont :

(en milliers d'euros)	Valeur nette comptable	Valeur estimative		
		au coût de revient	au cours de bourse	Total
Montant au 31 décembre 2006	2	2		2
Montant au 31 décembre 2007	2	2		2

— Autres Titres Immobilisés : Le 15 septembre 2005, Cap Gemini SA à confié à la société CA Cheuvreux la mise en oeuvre d'un contrat de liquidit pour un montant de 10 millions d'euros dans le but de favoriser la liquidité du titre Cap Gemini et une plus grande régularité de ses cotations (de manièr à éviter notamment des décalages de cours non justifiés par la tendance du marché). Ce contrat s'inscrit dans le cadre du programme de rachat d'actio autorisé par l'Assemblée Générale Mixte du 12 mai 2005. Le contrat a été mis en oeuvre à partir du 30 septembre 2005 pour une durée de un a renouvelable par tacite reconduction, Cap Gemini SA pouvant à tout moment sans préavis ni indemnité mettre fin au contrat et demander le rapatriemer des fonds. Dans le cadre de ce contrat, il a été procédé d'une part à l'acquisition de 1 388 282 actions et d'autre part à la cession de 1 341 522 action entre le 1 janvier 2007 et le 31 décembre 2007. Compte tenu des 80 280 actions propres détenues au 31 décembre 2006, Cap Gemini SA détient don au 31 décembre 2007, 127 040 actions propres pour une valeur qui ressort à 5 027 milliers d'euros.

2. Amortissements et provisions sur immobilisations :

(En milliers d'euros)	Amortissements & provisions (début d'exercice)	Dotations	Reprises	Amortissements & provisions (fin d'exercice)
Immobilisations incorporelles				
Amortissement de marques, droits et valeurs similaires	32 799	617		33 41(
Immobilisations corporelles				
Amortissement des constructions	7		-7	
Immobilisations financières				
– Provisions sur titres de participation	6 128 521	34 655	-265 621	5 897 55!
Total des amortissements & provisions	6 161 327	35 272	-265 628	5 930 971

— Provisions sur titres de participation : En 2007, les dotations aux provisions enregistrées sur les titres de participation concernent les filiales suivantes Cap Gemini Service S.A.S, et Cap Gemini Italia S.p.A. pour laquelle la provision pour risque sur situation nette négative a été transférée en provisio pour titres de participation.
Les reprises de provision enregistrées sur les titres de participation concernent principalement les filiales suivantes : Cap Gemini Deutschland holdin GmbH, Cap Gemini NV, Cap Gemini Espana S.L., et Cap Gemini Telecom Media & Networks Deutschland GmbH dont les titres ont été cédés à Soge S.A.S en 2007.

3. Valeurs mobilières de placement. — Les valeurs mobilières de placement au 31 décembre 2007 s'analysent de la façon suivante :

(En milliers d'euros)	Valeur liquidative	Valeur nominale	Valeur au bilan
Titres cotes :			
Sicav	46 488	46 479	46 47!
Fonds communs de placement	80 983	80 983	80 98:
Titres non cotes :			
Certificats de dépôts	250 000	250 000	250 00(
Billets de Trésorerie	827 000	827 000	827 00(
Total	1 204 471	1 204 462	1 204 46:

4. Etat des échéances des créances à la clôture de l'exercice :

(En milliers d'euros)	Montant brut	A un an au plus	A plus d'un an
De l'actif immobilise :			
Créances rattachées à des participations	42 951	6 361	36 59(
Autres immobilisations financières	5 027	5 027	

: l'actif circulant :			
ients et comptes rattachés	924	924	
at, taxe sur la valeur ajoutée	1 472	1 472	
treprises liées	280 131	280 131	
arges constatées d'avance	118	118	
Total	330 623	294 033	36 590

Charges à répartir :

(En milliers d'euros)	Montant net début d'exercice	Augmentations	Amortissements	Montant fin d'exercice
ais d'émission sur syndication et Océane (1)	10 964		-2 706	8 258
oût de l'option d'achat d'actions	10 845		-3 615	7 230
Total	21 809		-6 321	15 488

) Les frais d'émission sur syndication et Océane sont amortis linéairement sur la durée des emprunts.

coût de l'option d'achat d'actions relative à la neutralisation de l'effet de dilution de l'OCÉANE 2003 est amorti sur la durée restante de l'OCÉANE.

Capital social et primes d'émission, de fusion et d'apport :

(En milliers d'euros)	Nombre d'actions	Capital social	Primes d'émission de fusion et d'apport
ı 31 décembre 2006 (nominal 8 euros)	144 081 808	1 152 654	5 501 959
Augmentations de capital en numéraire par levée d'option de souscription actions	1 343 701	10 750	23 227
Augmentations de capital par exercice OCEANE	1		
mputation des frais d'augmentation de capital			-67
Au 31 décembre 2007 (nominal 8 euros)	145 425 510	1 163 404	5 525 119

Plans d'options de souscription d'actions. — L'Assemblée Générale des actionnaires a autorisé le 23 mai 2000 et le 12 mai 2005 le Conseil Administration à consentir à un certain nombre de collaborateurs du Groupe, en une ou plusieurs fois, et ce, pendant un délai respectif de cinq ans ır les plans du 23 mai 2000 (plan 2000) et de 38 mois pour le plan du 12 mai 2005 (plan 2005), des options donnant droit à la souscription d'actions.

s principales caractéristiques de ces plans et les bases de calcul sont récapitulées dans le tableau ci-dessous :

Présentation de synthèse	Plan 2000 (plan n°5)		Plan 2005 (plan n°6)	Total
ate de l'Assemblée	23 mai 2000		12 mai 2005	
ombre total d'options pouvant être souscrites	12 000 000		6 000 000	
ate des premières attributions au titre et condition de ce plan	1er septembre 2000	1er octobre 2001	1er octobre 2005	
élai d'exercice des options à compter de leur date d'attribution r la base de tranches progressives)	6 ans	5 ans	5 ans	
ix de souscription en % de la moyenne des vingt séances écédant l'octroi	80%	100%	100%	
ix de souscription (par action et en euros) des différentes tributions en vigueur				
Plus bas	139,00	21,00	30,00	
Plus haut	139,00	40,00	55,00	
ombre d'actions au 31/12/06 pouvant être souscrites sur des tions précédemment consenties et non encore exercées	6 665 265		3 853 445	10 518 710
ombre de nouvelles options consenties au cours de l'exercice	Plan terminé		2 332 500	2 332 500
ombre d'options forcloses ou annulées au cours de l'exercice	850 486		365 850	1 216 336
ombre d'options levées au 31/12/07	1 296 776 (1)		46 925 (2)	1 343 701
ombre d'actions au 31/12/07 pouvant être souscrites sur des tions précédemment consenties et non encore exercées	4 518 003 (3)		5 773 170 (4)	10 291 173
ırée de vie moyenne pondérée résiduelle	1,68		3,84	

(1) Au 31 décembre 2007, 834 959 options de souscriptions d'actions ont été levées au titre de l'attribution faite à 24 euros, 101 150 options au titre de l'attribution faite à 40 euros, 30 874 options au titre de l'attribution faite à 31 euros, 231 894 options au titre de l'attribution faite à 21 euros, et 97 899 options au titre de l'attribution faite à 27 euros.
(2) Soit 45 825 options au titre de l'attribution faite à 30 euros et 1 100 options au titre de l'attribution à 43 euros.
(3) Soit 752 350 actions aux prix de 40 euros, 201 842 au prix de 31 euros, 2 455 161 au prix de 21 euros et 1 108 650 au prix de 27 euros.
(4) Soit 1 574 870 actions au prix de 30 euros, 1 950 800 actions au prix de 43 euros, 323 000 au prix de 55 euros et 1 924 500 au prix de 44 euros.

Le Groupe n'est tenu par aucune obligation contractuelle ou implicite de racheter ou de régler les options en numéraire.

Il est rappelé que dans l'hypothèse d'une publication par Euronext d'un avis de recevabilité d'une Offre Publique visant la totalité des titres de capita et des titres donnant accès au capital ou aux droits de vote de la Société, les titulaires d'options de souscription d'actions pourront - s'ils le souhaiten - lever aussitôt la totalité des options qui leur ont été consenties (ou le solde en cas de levée(s) partielles(s) déjà effectuée(s)).

8. Provisions pour risques et charges :

(En milliers d'euros)	Solde ouverture	Dotations exercice	Reprise exercice provision utilisée	Reprise provision non utilisée	Changement de méthode	Autre	Montant fin d'exercice
Provisions pour risques et charges							
– Sur pertes de change	3 546	325	3 546				325
– Sur autres risques	13 028		11 455				1 573
Total	16 574	325	15 001				1 898

La dotation de l'exercice correspond à une provision pour risque de change liée à des écarts de conversion actifs sur créances et dettes en monnaie étrangères. Les reprises correspondent d'une part à une provision pour risque de change comptabilisée en 2006 et une provision sur situation nett négative de Cap Gemini Italia S.p.A (cette provision pour risques a été convertie en provision sur titres de participation au 31 décembre 2007). L provision pour risque liée à la filiale Cap Gemini Telecom & Networks Italia S.p.A. pour un total de 1 573 milliers d'euros a été conservé au bilan.

9. Obligations convertibles :

(En milliers d'euros)	31 décembre 2006	31 décembre 2007
OCEANE 2003	460 000	460 00[illegible]
OCEANE 2005		
– Principal	437 000	437 00[illegible]
– Prime de remboursement	57 873	57 87[illegible]
Total	954 873	954 87[illegible]

A. OCEANE 2003 émise le 24 juin 2003. — Le 24 juin 2003, la Société a procédé à l'émission d'un Emprunt Obligataire Convertible ou Echangeabl en Actions Nouvelles ou Existantes, ayant pour date de jouissance le 2 juillet 2003 et pour échéance le 1er janvier 2010 (OCEANE 2003).
Le montant nominal de l'emprunt s'élève à 460 millions d'euros et il est représenté par 9 019 607 obligations d'une valeur nominale unitaire de 5 euros. Les obligations portent intérêt à un taux de 2,5% l'an.
Les conditions et modalités de cet emprunt sont détaillées dans la note d'opération ayant obtenu le visa de l'AMF n°03–607 en date du 24 juin 2003.
Cette OCEANE a fait l'objet d'un contrat d'échange de taux d'intérêt conclu en 2004 et réaménagé en 2006 au titre duquel la Société est payeur d'u taux variable Euribor 3 mois postfixé contre le taux fixe de l'OCÉANE de 2,5%. Ses caractéristiques sont détaillées ci-après (voir « 17.c - Instrument financiers »).
– Résumé des principales caractéristiques de l'OCÉANE 2003 :
Conversion et/ou échange des obligations en actions. — A tout moment à compter du 11 août 2003 et au plus tard le septième jour ouvré précédant l 1er janvier 2010.
Amortissement normal : Les obligations seront amorties en totalité le 1er janvier 2010 par remboursement au pair en numéraire.
Amortissement anticipé au gré de la Société :
— à tout moment, sans limitation de prix ni de quantité, pour tout ou partie des obligations, soit par des rachats en bourse ou hors bourse, soit par offre publiques de rachat ou d'échange ;
— à compter du 2 juillet 2007 et jusqu'au septième jour ouvré précédant le 1er janvier 2010, pour la totalité des obligations restant en circulation, à u prix de remboursement anticipé égal au pair, majoré des intérêts courus, si le produit (i) du ratio d'attribution d'actions en vigueur et (ii) de la moyenn arithmétique des premiers cours cotés de l'action ordinaire de la Société sur le marché Eurolist d'Euronext Paris S.A. durant une période de 20 jours d bourse consécutifs, excède 125% de ce prix de remboursement anticipé. Cet amortissement anticipé peut être réalisé soit par conversion soit en numérair au gré des porteurs d'obligations.
Amortissement anticipé au gré des porteurs : En cas de changement de contrôle, tout porteur d'obligations pourra demander le remboursement anticip de tout ou partie de ses obligations.
Exigibilité anticipée : A l'initiative de la majorité des porteurs d'obligations, notamment en cas de non-paiement de sommes dues, de manquement d'autres obligations contenues dans la documentation (sous réserve, le cas échéant, de périodes de "grâce"), de défauts croisés (au-delà d'un seu minimum de manquement), de liquidation dissolution ou de cession totale des actifs de la Société, ainsi qu'en cas de cessation de la cotation des action ordinaires de la Société sur le marché Eurolist d'Euronext Paris S.A.
A noter qu'un changement à la hausse ou à la baisse de la notation de crédit de la Société ne constituerait pas une condition d'exigibilité anticipée de obligations et serait sans incidence sur le taux d'intérêt qui leur est applicable.
Maintien de l'emprunt à son rang : La Société s'est engagée à maintenir les obligations à un rang identique à toutes les autres obligations négociabl qui pourraient être émises par la Société ("pari passu").

OCEANE 2005 émise le 16 juin 2005. — Le 16 juin 2005, la Société a procédé à l'émission d'un Emprunt Obligataire Convertible ou Echangeable Actions Nouvelles ou Existantes, ayant pour date de jouissance le 24 juin 2005 et pour échéance le 1er janvier 2012 (OCEANE 2005).
montant nominal de l'emprunt s'élève à 437 millions d'euros et il est représenté par 11 810 810 obligations d'une valeur nominale unitaire de 37 os. Les obligations portent intérêt au taux nominal annuel de 1%.
s conditions et modalités de cet emprunt sont détaillées dans la note d'opération ayant obtenu le visa de l'AMF n°05-564 en date du 16 juin 2005.
Résumé des principales caractéristiques de l'OCÉANE 2005 :
nversion et/ou échange des Obligations en actions : A tout moment, à compter du 24 juin 2005, et au plus tard le septième jour ouvré précédant le janvier 2012.
nortissement normal : Le 1er janvier 2012 par remboursement au prix de 41,90 euros par Obligation, soit environ 113,2% de la valeur nominale des ligations.
nortissement anticipé au gré de la Société :
à tout moment, sans limitation de prix ni de quantité, pour tout ou partie des obligations, soit par des rachats en bourse ou hors bourse, soit par offres bliques de rachat ou d'échange ;
à compter du 24 juin 2009 et jusqu'au 31 décembre 2011, pour la totalité des obligations restant en circulation, à un prix de remboursement anticipé erminé de manière à ce qu'il assure un taux de rendement actuariel brut identique à celui qu'il aurait obtenu en cas de remboursement à l'échéance, t un taux de 2,875 %, majoré des intérêts courus, si le produit (i) du ratio d'attribution d'actions en vigueur et (ii) de la moyenne arithmétique des emiers cours cotés de l'action ordinaire de la Société sur le marché Eurolist d'Euronext Paris S.A. durant une période de 20 jours de bourse consécutifs cours desquels l'action est cotée, excède 130% de ce prix de remboursement anticipé. Cet amortissement anticipé peut être réalisé soit par conversion t en numéraire au gré des porteurs d'obligations ;
à tout moment, pour la totalité des obligations restant en circulation, si moins de 10% des obligations émises restent en circulation.
cas de changement de contrôle, tout porteur d'obligations pourra demander le remboursement anticipé de tout ou partie de ses obligations.
igibilité anticipée : A l'initiative de la majorité des porteurs d'obligations, notamment en cas de non-paiement de sommes dues, de manquement à iutres obligations contenues dans la documentation (sous réserve, le cas échéant, de périodes de « grâce »), de défauts croisés (au-delà d'un seuil nimum de manquement), de liquidation dissolution ou de cession totale des actifs de la Société, ainsi qu'en cas de cessation de la cotation des actions dinaires de la Société sur le marché Eurolist d'Euronext Paris S.A.
noter qu'un changement à la hausse ou à la baisse de la notation de crédit de la Société ne constituerait pas une condition d'exigibilité anticipée des ligations et serait sans incidence sur le taux d'intérêt qui leur est applicable.
aintien de l'emprunt à son rang : La Société s'est engagée à maintenir les obligations à un rang identique à toutes les autres obligations négociables i pourraient être émises par la Société ("pari passu").

Prime de remboursement. — L'OCEANE 2005 est assortie d'une prime de remboursement de 57 873 milliers d'euros. La contrepartie de cette prime té enregistrée à l'actif au compte prime de remboursement des obligations et est amortie linéairement sur la durée de l'emprunt.

. Emprunts et dettes auprès des établissements de crédit. — Le montant de 273 332 milliers d'euros correspond à la position créditrice de certains nptes bancaires (en euros et en devises étrangères utilisés dans le cadre de la centralisation de la trésorerie du Groupe sur le plan mondial. Ces sitions créditrices de 225 410 milliers d'euros sont totalement compensées par des positions débitrices inverses de même montant dans la trésorerie ive de la société), ainsi qu'aux découverts bancaires pour 39 778 milliers d'euros et enfin aux intérêts courus non échus pour 8 146 milliers d'euros.

Crédit syndiqué conclu par Cap Gemini S.A. : Le 14 novembre 2005, la Société a conclu avec un groupe de banques une ligne de crédit multidevises 500 millions d'euros remboursable au plus tard le 14 novembre 2010. Suite à l'exercice par la Société, le 14 septembre 2006, de l'option d'extension un an prévue au contrat (extension qui a été acceptée par les banques le 27 octobre 2006), cette ligne est désormais remboursable au plus tard le 14 vembre 2011.
s conditions de tirage de cette ligne sont les suivantes :
ıne marge de 0,50% à ce jour (au-dessus de l'Euribor ou du Libor 1 à 12 mois), à laquelle s'ajoute, au-delà d'un certain niveau d'utilisation de la ne, une commission d'utilisation comprise entre 0,025% et 0,050%. Cette marge peut évoluer à la hausse et à la baisse en fonction de la notation de dit de la Société;
ne commission de non-utilisation de 35% de la marge (soit 0,175% à ce jour) pouvant être réduite à 30% en cas de hausse de la notation de la Société.
noter qu'un changement à la hausse ou à la baisse de la notation de crédit de la Société serait sans incidence sur la disponibilité de cette ligne.
titre de cette ligne, la Société s'est engagée à respecter les ratios financiers (définis en normes IFRS) suivants :
ın ratio d'endettement net rapporté à la situation nette consolidée qui doit être inférieur à tout moment à 1 ;
n ratio de couverture du coût de l'endettement financier (net) ajusté de certains éléments par la marge opérationnelle consolidée qui doit être supérieur égal à 3 au 31 décembre et au 30 juin de chaque année (sur la base des 12 derniers mois écoulés).
est précisé qu'au 31 décembre 2007, le Groupe respectait ces ratios financiers.
ligne de crédit comporte des engagements qui limitent la capacité de la Société et de ses filiales à engager certaines opérations, et notamment :
a création de sûretés sur leurs actifs ;
es opérations de cession d'actifs et les fusions ou opérations assimilées.
Société s'est en outre engagée à respecter certaines clauses habituelles, notamment le maintien de la ligne de crédit au même rang que les autres ttes financières du Groupe de même nature ("pari passu").
fin, cette ligne de crédit contient des dispositions habituelles concernant l'exigibilité anticipée, notamment en cas de non-paiement de sommes dues, fausse déclaration ou de manquement à d'autres obligations afférentes aux contrats de crédit (sous réserve, le cas échéant, de périodes de "grâce"), cas de défauts croisés (au-delà d'un seuil minimum de manquement), d'insolvabilité et de procédures de dépôt de bilan, de changement de contrôle de survenance d'événement ayant un impact négatif significatif sur la situation financière du Groupe.
ce jour, cette ligne n'a fait l'objet d'aucun tirage.

Etat des échéances des dettes à la clôture de l'exercice :

(En milliers d'euros)	Montant brut	A un an au plus	A plus d'un an
bligation convertible :	954 873		954 873
nprunts et dettes auprès des établissements de crédit :			
Découverts bancaires	39 775	39 775	
Découverts bancaires (centralisation de la trésorerie Groupe)	225 410	225 410	
Intérêts courus	8 146	8 146	

Emprunts et dettes Groupe :			
– Emprunt groupe	305 300	305 300	
– Entreprises liées	230 226	230 226	
Autres dettes :	11 250	11 250	
Total	1 774 981	820 108	954 873

12. Charges à payer. — Le montant des charges à payer compris dans les postes du bilan sont les suivants :

(En milliers d'euros)	Montant
Dettes financières :	
– Intérêts courus	8 146
Autres dettes :	
– Dettes fournisseurs et comptes rattachés	2 179
– Dettes fiscales et sociales	4 401
– Autres dettes	377
Total	15 103

13. Ecarts de conversion sur créances et dettes en monnaies étrangères :

(En milliers d'euros)	Montant actif	Montant passif	Provision pour pertes de change
Sur autres créances / dettes	325	16	325
Total	325	16	325

14. Résultat financier :

(En milliers d'euros)	Montant
Provisions financières :	
Dotations de l'exercice	-43 856
Reprises de provision	280 622
Sous total	236 766
Dividendes :	76 947
Autres charges et produits financiers	
Produits nets sur cession des valeurs mobilières de placement	48 113
Revenus des prêts cptes courants et centralisation de la trésorerie Groupe	9 031
Intérêts des emprunts cptes courants et centralisation de la trésorerie Groupe	-25 758
Intérêts sur les oceanes	-18 635
Résultat net de change	2 904
Autres	1 070
Sous total	16 725
Résultat financier	330 438

Les dotations de 43 856 milliers d'euros sont principalement relatives à des provisions sur la valeur des titres de filiales françaises et italienne partiellement compensées par 280 622 milliers d'euros de reprise de provisions sur titres de participation et provision pour risques de filiales néerlandaise allemandes, espagnoles, italiennes et françaises.
Les 76 947 milliers d'euros de dividendes correspondent aux dividendes versés durant l'exercice par les filiales néerlandaises, françaises, portugaise et suisses.
Les 48 113 milliers d'euros de produits nets sur cessions de valeurs mobilières de placement sont relatifs à la vente de SICAV pour 2 761 millie d'euros, Fonds Communs de placement pour 29 760 milliers d'euros et Certificats de dépôt et billets de trésorerie pour 15 592 milliers d'euros dura l'exercice 2007.

15. Résultat exceptionnel :

(En milliers d'euros)	Montant

ssions de titres de participations	
x de vente	31 737
leurs comptables	-58 772
	-27 035
oduit net sur cession d'actions propres du contrat de liquidité	334
tations exceptionnelles	-1 269
itres	-3 229
Résultat exceptionnel	-31 199

moins value dégagée sur la cession de titres de participation pour 27 035 milliers d'euros concerne principalement la cession des titres de participation la filiale Cap Gemini Telecom Media & Networks Deutschland GmbH. Cette moins value sur titres enregistrée dans le résultat exceptionnel pour 338 milliers d'euros a été plus que compensée par une reprise de provision sur titres de participation de 37 000 milliers d'euros enregistrée en résultat ancier.

Impôt sur les bénéfices. — La société Cap Gemini S.A. est la société tête de groupe de l'intégration fiscale française composée de 24 sociétés. Sur xercice 2007, l'impact de l'intégration fiscale sur le résultat de Cap Gemini S.A. est un gain de 32 169 milliers d'euros. Le montant des déficits ortables de la société Cap Gemini SA s'élèvent à 1 718 277 milliers d'euros au 31 décembre 2007.

III – Autres informations.

Engagements hors bilan.

Engagements donnés aux filiales. — Les garanties, cautions et lettres de confort émises par Cap Gemini S.A. en faveur de ses filiales au 31 décembre 07 s'analysent par nature comme suit :

(En milliers d'euros)	Montant
Nature financière	362 623
Nature opérationnelle	120 634
Nature fiscale	132
Total	483 389

s garanties, cautions et lettres de confort de nature financière émises au profit des filiales leur permettent de disposer localement de facilités de sorerie sous forme de lignes de crédit. Le montant total utilisé au 31 décembre 2007 au titre de ces lignes de crédit s'élève à 48 862 milliers d'euros.

Autres engagements. — Les 26 juin 2003 et 28 juin 2004, Cap Gemini S.A. a cédé pour respectivement 74 millions d'euros et 33 millions d'euros n établissement de crédit une créance de 90 millions d'euros et un complément de créance de 39 millions d'euros détenus sur le Trésor Public, ultant de l'option de report en arrière (carry-back) du déficit fiscal français généré au titre de l'exercice 2002. Cap Gemini S.A. s'est engagée à lemniser le cessionnaire à hauteur de toute différence qui serait constatée entre le montant des créances cédées et le montant effectivement recouvrable orès du Trésor Public, et ce pour une période allant jusqu'au 31 décembre 2011.
ns un certain nombre de grands contrats signés, le Groupe a été amené à mettre en place des garanties de performance et/ou financière, en particulier ncernant les contrats "ASPIRE" signé avec HM Revenue & Customs le 5 janvier 2004 et les avenants signés en 2006 et 2007 pour un montant estimé ,5 milliards de livres Sterling, TXU signé le 17 mai 2004 pour un montant de 3,5 milliards de dollars, Schneider Electric Industries SAS pour un ntant de 1,3 milliard, Metropolitan Police pour un montant de 350 millions de Livres Sterling et le contrat cadre signé avec Euroclear.
 ailleurs le Groupe a également donné des garanties financières limitées dans le cadre de divers contrats clients pour un montant total de 47 millions uros au 31 décembre 2007. Enfin, certains clients bénéficient de garanties bancaires émises par le Groupe pour un montant global de 49 millions uros au 31 décembre 2007.
p Gemini S.A., l'ensemble de ses filiales et toute société contrôlée directement ou indirectement à 50% ou plus sont assurées pour les conséquences cuniaires de la responsabilité civile générale et professionnelle pouvant leur incomber en raison de leurs activités au sein d'un programme mondial anisé en plusieurs lignes placées auprès de différentes compagnies d'assurance, notoirement solvables. Les termes et les conditions de ce programme compris les limites de couverture) sont revus et ajustés périodiquement pour tenir compte de l'évolution du chiffre d'affaires, des activités exercées des risques encourus. La première ligne de ce programme, d'un montant de 30 millions d'euros est réassurée auprès d'une filiale de réassurance ptive consolidée, en place depuis plusieurs années.
11 octobre 2006, Cap Gemini S.A. a racheté 51% de la société Unilever Shared Services Limited (renommée Cap Gemini Business Services India l.), filiale d'Hindustan Lever Limited (groupe Unilever). La société, basée en Inde, est un centre de services administratifs, financiers et de contrôle ır Unilever. Le contrat d'acquisition prévoit une option d'achat/vente par Cap Gemini/Hindustan Lever Limited des 49% restants (9 880 milliers euros). Cette option d'achat/vente est exerçable à compter du 1er octobre 2008 pour une durée de 6 mois, et porterait alors la participation de Cap mini S.A à 100%. La société s'est par ailleurs engagée à verser aux actionnaires minoritaires de la société Unilever Shared Service Limited un mplément au prix d'acquisition dans le cas d'atteinte d'objectifs prédéfinis. Le montant de cet engagement hors bilan a été évalué à 4 450 milliers uros au 31 décembre 2007.
ns le cadre du contrat signé le 25 mai 2004 avec France Télécom, contrat portant sur l'externalisation d'une partie de ses réseaux de télécommunications ır une durée de 8 ans, Cap Gemini SA a été amenée à mettre en place une garantie financière.

montant des garanties fiscales s'élève à 23 894 milliers d'euros au 31 décembre 2007.
cours de l'exercice et des exercices précédents, la société a fait l'objet de contrôles fiscaux et parfois de redressements fiscaux. Plusieurs de ces ressements ont été contestés et certaines procédures contentieuses sont encore en cours à la clôture de l'exercice.

Instruments financiers :

— Instruments dérivés : Les instruments dérivés utilisés pour les couvertures des risques de change dans le cadre de prêts/emprunts Groupe prennen la forme de contrats d'échange de devises. Au 31 décembre 2007, les instruments dérivés utilisés pour les couvertures de risques de change ont un valeur d'environ -13 268 milliers d'euros, en quasi totalité imputable à la valeur de marché d'un swap euro/livre sterling en couverture d'un prêt intra groupe entre Cap Gemini UK et la Société.
La Société a signé en octobre 2004 un contrat d'échange de taux d'intérêt à échéance janvier 2010 relatif à l'OCÉANE 2003 et qui porte sur un notionne de 460 millions d'euros. La juste valeur de ce contrat d'échange de taux est de - 4 433 milliers d'euros au 31 décembre 2007.
— Couverture des risques de taux d'intérêts :Le 28 octobre 2004, la Société a signé un contrat d'échange de taux d'intérêt à échéance janvier 201(relatif à l'OCÉANE 2003 et qui porte sur un notionnel de 460 millions d'euros.
Compte tenu de la hausse des taux à court terme observée en 2005 et 2006 et des anticipations de marché jusqu'à l'échéance de l'OCÉANE 2003 (1e janvier 2010), ce contrat d'échange de taux d'intérêt a fait l'objet d'un aménagement le 15 septembre 2006. Selon les nouveaux termes du contrat, l Société est payeur d'un taux variable (Euribor 3 mois postfixé, anciennement Euribor 12 mois postfixé - 0,59% selon les anciens termes du contrat contre le taux fixe de l'OCÉANE (2,5%). Le taux variable est désormais plafonné à 3,07% (3,41% selon les anciens termes du contrat) et soumis à un taux plancher de 1,41% (inchangé). Enfin, la clause de désactivation automatique (à coût nul) en cas d'exercice par la Société du droit dont elle dispose de procéder, dans certaines conditions, à l'amortissement anticipé des obligations reste inchangée (les conditions et modalités de cet emprunt son détaillées ci-dessus au paragraphe 9. Obligations convertibles ainsi que dans la note d'opération ayant obtenu le visa de l'AMF n° 03-607 en date du 24 juin 2003).
— Couvertures des risques de change : Au 31 décembre 2007, les couvertures de taux de change s'élèvent au total à 311 millions d'euros et sont les suivantes :
- couvertures financières à échéance 2008 sous la forme de contrats d'achats / ventes de devises à terme (swaps de change) dans le cadre de financements internes au Groupe, pour les montants suivants :
- 215 millions de livres sterlings pour une contre-valeur de 305 millions d'euros ;
- 10 millions de dollars australiens pour une contre-valeur de 6 millions d'euros.

18. Informations sur les entreprises liées :

(En milliers d'euros)	Total	Dont entreprises liées
Eléments relevant de postes du bilan :		
–Titres de participation	13 558 237	13 558 237
– Créances rattachées à des participations	42 951	42 951
– Dettes rattachées à des participations	305 300	305 300
– Entreprises liées		
. Actif	280 131	280 131
. Passif	230 226	230 226
Eléments relevant du compte de résultats :		
– Produits financiers de participation	76 947	76 947
– Produits des prêts Groupe	3 105	3 105
– Autres intérêts et produits assimilés	34 127	5 926
– Intérêts et charges assimilées	56 286	25 758

19. Société consolidante. — Cap Gemini S.A. est la société consolidante du Groupe Cap Gemini.

20. Evènements postérieurs. — Le 21 janvier 2008, la société Standard & Poor's a révisé à la hausse la notation du Groupe Cap Gemini qui passe d BB+ à BBB- (perspective stable) revenant ainsi dans la catégorie « Investissements».
Dans le cadre de l'autorisation accordée par la septième résolution de l'Assemblée Générale Mixte du 26 avril 2007 et relative au rachat par la sociét de ses propres actions, la société a procédé courant janvier 2008 au rachat de 2 000 000 d'actions au cours moyen de 34,48 euros, représentant 1.4% du capital. Ces rachats s'inscrivent dans le cadre de la couverture des instruments donnant accès au capital, et en particulier en vue de la neutralisatio partielle de la dilution liée aux instruments de motivation des salariés du Groupe.

21. Rémunération des membres du Conseil d'administration. — Le montant total des jetons de présence versés au titre de l'exercice 2007 au administrateurs et aux censeurs s'élève à 592 000 euros (et à 551 750 euros après déduction des retenues légales à la source pour les bénéficiaires no résidents français).

VIII. — Rapport général des commissaires aux comptes sur les comptes annuels.

(Exercice clos le 31 décembre 2007.)

Aux Actionnaires
CAP GEMINI SA
11 rue de Tilsitt
75017 PARIS

Mesdames, Messieurs,

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembr 2007, sur :
— le contrôle des comptes annuels de la société CAP GEMINI SA, tels qu'ils sont joints au présent rapport ;
— la justification de nos appréciations ;
— les vérifications spécifiques et les informations prévues par la loi.
Les comptes annuels ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces compte

)pinion sur les comptes annuels. — Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent nise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un it consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les ncipes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.
ıs certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

'ustification de nos appréciations. — En application des dispositions de l'article L. 823-9 du Code de commerce relatives à la justification de nos réciations, nous portons à votre connaissance l'élément suivant.
titres de participations s'élèvent à 7 661 millions euros au 31 décembre 2007. La note I de l'annexe expose les règles et principes comptables relatifs évaluation de la valeur d'utilité de ces titres de participations par la société. Dans le cadre de nos appréciations, nous avons vérifié le bien fondé de pproche retenue ainsi que la cohérence d'ensemble des hypothèses utilisées et des évaluations qui en résultent
appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes annuels, pris dans leur ensemble, et ont donc contribué formation de notre opinion exprimée dans la première partie de ce rapport.

/érifications et informations spécifiques. — Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux ifications spécifiques prévues par la loi.
us n'avons pas d'observation à formuler sur :
la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les cuments adressés aux actionnaires sur la situation financière et les comptes annuels ;
la sincérité des informations données dans le rapport de gestion relatives aux rémunérations et avantages versés aux mandataires sociaux concernés si qu'aux engagements consentis en leur faveur à l'occasion de la prise, de la cessation ou du changement de fonctions ou postérieurement à celles-ci. application de la loi, nous nous sommes assurés que les diverses informations relatives à l'identité des détenteurs du capital vous ont été communiquées s le rapport de gestion.

Les commissaires aux comptes :

Neuilly-sur-Seine , le 14 février 2008,

PricewaterhouseCoopers Audit :

Serge Villepelet ; *Edouard Sattler ;*

Paris La Défense , le 14 février 2008,

KPMG Audit, Département de KPMG S.A. :

Frédéric Quélin ; Associé.

IX. — Rapport spécial des commissaires aux comptes sur les conventions et engagements réglementés.

(Exercice clos le 31 décembre 2007)

x Actionnaires
.P GEMINI SA
rue de Tilsitt
)17 PARIS

sdames, Messieurs,

notre qualité de commissaires aux comptes de votre société, nous devons vous présenter un rapport sur les conventions et engagements réglementés nt nous avons été avisés. Il n'entre pas dans notre mission de rechercher l'existence éventuelle de tels conventions et engagements.
us vous informons qu'il ne nous a été donné avis d'aucune convention ni d'aucun engagement soumis aux dispositions de l'article L.225-38 du Code commerce.

Les commissaires aux comptes :

Neuilly-sur-Seine , le 14 février 2008,

PricewaterhouseCoopers Audit :

Serge Villepelet ; *Edouard Sattler ;*

Paris La Défense , le 14 février 2008,

KPMG Audit, Département de KPMG S.A. :

Frédéric Quélin ; Associé.

B. — Comptes consolidés.

I. — Bilans consolidés aux 31 décembre 2005, 2006 et 2007.

(En millions d'euros.)

Actif	Notes	31/12/2005	31/12/2006	31/12/2007

Ecarts d'acquisition	10	1 809	1 849	2 57
Immobilisations incorporelles	10	142	122	17
Immobilisations corporelles	11	399	375	44
Total des immobilisations		2 350	2 346	3 19
Impôts différés	12	828	888	90
Autres actifs non courants	13	164	295	9
Total actif non courant		3 342	3 529	4 19
Clients et comptes rattachés	14	1 798	2 063	2 31
Autres créances courantes et d'impôts	15	250	214	37
Placements à court terme	16	1 805	2 460	1 59
Banques	16	416	442	64
Total actif courant		4 269	5 179	4 93
Total actif		7 611	8 708	9 12

Passif	Notes	31/12/2005	31/12/2006	31/12/2007
Capital social		1 053	1 153	1 16
Primes d'émission et d'apport		2 229	2 659	2 68
Réserves et report à nouveau		-673	-408	-43
Résultat de l'exercice		141	293	44
Capitaux propres part du Groupe		2 750	3 697	3 85
Intérêts minoritaires				
Situation nette consolidée		2 750	3 697	3 85
Dettes financières à long terme	16	1 145	1 160	1 05
Impôts différés	12	121	118	13
Provisions pour retraites et engagements assimilés	17	696	591	62
Provisions non courantes	18	14	74	5
Autres dettes non courantes	19	138	122	14
Total passif non courant		2 114	2 065	2 02
Dettes financières à court terme et découverts bancaires	16	171	107	27
Dettes opérationnelles	20	1 881	2 019	2 12
Avances et acomptes reçus des clients	14	609	683	74
Provisions courantes	18	20	24	2
Autres dettes courantes et d'impôts	21	66	113	8
Total passif courant		2 747	2 946	3 25
Total passif		7 611	8 708	9 12

II. — Comptes de résultat consolides pour les exercices clos les 31 décembre 2005, 2006 et 2007

(En millions d'euros.).

	Notes	2005		2006		2007	
		Montant	%	Montant	%	Montant	%
Chiffre d'affaires	3	6 954	100	7 700	100	8 703	10
Coûts des services rendus	4	5 377	77,3	5 920	76,9	6 518	74,
Frais commerciaux	4	524	7,6	508	6,6	607	7,
Frais généraux et administratifs	4	828	11,9	825	10,7	938	10,
Marge opérationnelle		225	3,2	447	5,8	640	7,
Autres produits et charges opérationnels	5	-11	-0,1	-113	-1,5	-147	-1,

ésultat opérationnel		214	3,1	334	4,3	493	5,7
t de l'endettement financier)	6	-24	-0,4	-10	-0,1	-4	
tres produits et charges nciers	7	-14	-0,2	-18	-0,2	-3	
ésultat financier		-38	-0,6	-28	-0,3	-7	-0,1
rge d'impôt	8	-35	-0,5	-13	-0,2	-48	-0,6
ultat des entreprises associées						2	
ésultat net		141	2,0	293	3,8	440	5,1
t :							
du Groupe		141	2,0	293	3,8	440	5,1
des minoritaires							

	Notes	2005	2006	2007
nbre moyen pondéré d'actions ordinaires		131 391 243	132 782 723	144 744 128
ultat de base par action (en euros)	9	1,07	2,21	3,04
lombre moyen pondéré d'actions ordinaires (dilué)		138 472 266	147 241 326	159 292 070
ultat dilué par action (en euros)	9	1,06	2,07	2,84

III. — Tableaux des flux de trésorerie consolides pour les exercices clos les 31 décembre 2005, 2006 et 2007.

(En millions d'euros.)

	Notes	2005	2006	2007
ultat net		141	293	440
ations nettes aux amortissements et dépréciation des immobilisations	10-11	200	167	192
ations aux provisions et autres charges calculées, nettes (hors actifs circulants)		28	97	-27
ou moins-values de cession d'actifs		-166	6	5
rges liées aux attributions d'actions et de stocks options	5	12	17	22
t de l'endettement financier (net)	6	24	10	4
rge d'impôt	8	35	13	48
ns et pertes latents liés aux variations de juste valeur et autres		6	8	1
apacité d'autofinancement avant coût de l'endettement financier (net) et impôt		280	611	685
ôt versé (B)		-36	-31	-79
iation liée aux créances clients et comptes rattachés et avances et acomptes reçus clients		17	-181	-159
iation liée aux dettes fournisseurs		188	59	70
iation liée aux autres créances et dettes		93	120	-20
'ariation du besoin en fonds de roulement lié à l'activité (C)		298	-2	-109
'lux de trésorerie lies à l'activité (d=a+b+c)		542	578	497
caissements liés aux acquisitions d'immobilisations corporelles et incorporelles	10-11	-106	-101	-149
caissements liés aux cessions d'immobilisations corporelles et incorporelles		14	27	5
		-92	-74	-144
caissements liés aux acquisitions de sociétés consolidées		-3	-33	-900
sorerie des sociétés acquises		-6	6	72
caissements liés aux cessions d'activités et de sociétés consolidées		194		
caissements/décaissements (net) liés aux cessions/acquisitions de sociétés non solidées		5	-136	1
caissements liés aux instruments dérivés		-16		
caissements/décaissements (net) liés aux autres opérations d'investissement		-2	19	-10

		172	-144	-83
Flux de trésorerie lies aux opérations d'investissement (e)		80	-218	-98
Augmentation de capital		5	517	3
Dividendes versés			-66	-10
Encaissements/décaissements (net) liés aux opérations sur actions propres		-2	2	
Augmentations des dettes financières	16	474	45	3
Remboursements des dettes financières	16	-183	-108	-13
Coût de l'endettement financier (net)	6	-24	-10	-
Flux de trésorerie lies aux opérations de financement (f)		270	380	-16
Variation de la trésorerie nette (g=d+e+f)		892	740	-64
Incidence des variations des cours des devises (H)		12	-17	-5
Trésorerie d'ouverture (i)	16	1 232	2 136	2 85
Trésorerie de clôture (g+h+i)	16	2 136	2 859	2 15

IV. — Tableaux de variation des capitaux propres consolides pour les exercices clos les 31 décembre 2005, 2006 et 2007.

(En millions d'euros)	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres (1)	Réserves et résultats consolidés	Réserves de conversion	Situation nette d l'ensemble consolidé (2)
Au 1er janvier 2005	131 383 178	1 051	2 226		-511	-10	2 7
Augmentations de capital par levée d'options (3)	198 800	2	3				
Complément du prix d'acquisition de la société Transiciel					2		
Ajustement du nombre d'actions propres détenues dans le cadre du programme de rachat d'actions (4)				-2			
Consolidation et élimination de 576 438 actions attribuées ou attribuables à des salariés du Groupe (3)				-16	19		
Valorisation des options de souscription d'actions (3)					11		
Produits et charges comptabilisés directement en capitaux propres					-192	26	-1
Résultat net					141		1
Au 31 décembre 2005	131 581 978	1 053	2 229	-18	-530	16	2 7
Augmentations de capital par levée d'options (3)	790 393	7	12				
Dividendes versés au titre de l'exercice 2005					-66		-
Emission de 312 127 actions dans le cadre du complément de prix Transiciel	312 127	2	9				
Reprise de provisions pour complément de prix Transiciel					-11		-
Emission de 11 397 310 actions nouvelles dans le cadre de l'augmentation de capital du 6 décembre 2006	11 397 310	91	407				4
Cession de 84 779 actions restituées			2		1		
Ajustement du nombre et de la valeur des actions propres détenues dans le cadre du programme de rachat d'actions (4)				-1	2		
Réévaluation et élimination des actions attribuées ou attribuables à des salariés du Groupe Cap Gemini (3)			.	6	-3		
Valorisation des options de souscription d'actions (3)					15		
Produits et charges comptabilisés directement en capitaux propres					198	-17	1
Résultat net					293		2
Au 31 décembre 2006	144 081 808	1 153	2 659	-13	-101	-1	3 6
Augmentations de capital par levée d'options (3)	1 343 701	11	23				
Obligations (OCEANE 2005) converties en actions	1						

risation des options de souscriptions tions (3)					19		19
dendes versés au titre de l'exercice					-101		-101
tement du nombre et de la valeur des ns propres détenues dans le cadre du ramme de rachat d'actions (4)				-1			-1
aluation et élimination des actions buées ou attribuables à des salariés du pe Cap Gemini (3)				4	-1		3
duits et charges comptabilisés tement en capitaux propres					-69	-171	-240
ltat net					440		440
u 31 décembre 2007	145 425 510	1 164	2 682	-10	187	-172	3 851

Cf. Note 1.K. « Actions propres ».
Sur les trois derniers exercices, les intérêts minoritaires sont nuls (Cf. Note 2 « Evolution du périmètre» et Note 30 « Liste par pays des principales sociétés consolidées »).
'évaluation et la comptabilisation des attributions d'actions et des options de souscription d'actions sont indiquées en Note 9.A. « Plans d'options de souscription d'actions et plans d'attribution tions ».
Cf. Note 9.B. « Programme de rachat d'actions ».

V. — Etats des produits et des charges comptabilisés pour les exercices clos les 31 décembre 2005, 2006 et 2007 .

(En millions d'euros.)

	2005	2006	2007
ultat net	141	293	440
uisition d'une option d'achat d'actions visant à neutraliser les effets dilutifs de l'OCÉANE 2003 se le 24 juin 2003 (1)	-16		
nposante capitaux propres relative à l'emprunt obligataire émis le 16 juin 2005 (OCEANE 2005) (2)	40		
ns et pertes actuariels liés aux provisions pour retraites et engagements assimilés (3)	-220	150	-84
pôts différés reconnus en capitaux propres (4)	5	43	15
rts de conversion	26	-17	-171
res	-1	5	
roduits et charges comptabilisés directement en capitaux propres	-166	181	-240
otal des produits et charges comptabilisés	-25	474	200

Simultanément à l'émission de l'OCÉANE 2005, le Groupe a décidé de neutraliser intégralement la dilution potentielle liée à l'OCÉANE 2003 émise 4 juin 2003, d'un montant nominal de 460 millions d'euros et devant venir à maturité le 1er janvier 2010 par l'acquisition d'une option d'achat pour millions d'euros (avant impôts), portant sur un nombre d'actions égal à la totalité des actions sous-jacentes de cette OCEANE 2003 (soit environ 9 lions d'actions).
Le 16 juin 2005, le Groupe a procédé à l'émission d'un Emprunt Obligataire Convertible ou Echangeable en Actions Nouvelles ou Existantes CEANE 2005), d'un montant nominal de 437 millions d'euros à échéance au 1er janvier 2012 (Cf. Note 16 « Trésorerie nette »).
Cf. Note 17 « Provisions pour retraites et engagements assimilés ». Les effets des gains et pertes actuariels liés aux provisions pour retraites et agements assimilés sont calculés dans le tableau ci-dessus au taux de change moyen de chacun des exercices concernés.
En 2005, 2006 et 2007, les impôts différés portent principalement sur les gains et pertes actuariels de la période reconnus en capitaux propres. En 5, les impôts différés comprennent par ailleurs l'impôt différé passif relatif à la composante capitaux propres de l'emprunt obligataire émis le 16 2005 pour 14 millions d'euros (Cf. (2) ci-dessus), ainsi que l'impôt différé actif pour 6 millions d'euros lié à l'option d'achat d'actions (Cf. (1) ci-sus). En 2006, les impôts différés incluent en particulier la reconnaissance au Royaume-Uni d'un actif d'impôt, pour un montant de 52 millions uros, portant sur des éléments constatés directement en capitaux propres entre 2004 et 2006 et relatifs aux provisions pour retraites et engagements imilés.

VI. — Notes sur les comptes consolidés du groupe.

Note 1. – Règles et méthodes comptables.

application du règlement européen n° 1606/2002 du 19 juillet 2002, les états financiers consolidés publiés au titre de l'exercice 2007 sont établis nformément aux normes comptables internationales édictées par l'IASB (International Accounting Standards Board). Ces normes comptables ernationales sont constituées des IFRS (International Financial Reporting Standards), des IAS (International Accounting Standards), ainsi que de rs interprétations, qui ont été adoptées par l'Union Européenne au 31 décembre 2007 (publication au Journal Officiel de l'Union Européenne).
ailleurs, le Groupe tient compte des positions adoptées par le Syntec Informatique – organisation représentant les principales sociétés de conseil et services informatiques en France – sur les modalités d'application des normes IFRS.
s nouveaux textes obligatoirement applicables à compter du 1er janvier 2007 et concernant le Groupe sont les suivants :
IFRS 7 « Instruments financiers : informations à fournir » ;
l'amendement de la norme IAS 1 « Présentation des états financiers » portant sur les informations à fournir sur le capital.
pplication de ces nouvelles normes introduit de nouvelles notes annexes relatives à l'exposition aux risques qui résultent de l'utilisation d'instruments anciers.
rtaines normes et interprétations adoptées par l'IASB ou l'IFRIC (International Financial Reporting Interpretations Committee) ainsi que par l'Union ropéenne au 31 décembre 2007 n'ont pas donné lieu à une application anticipée. Cela concerne essentiellement IFRS 8 « Secteurs opérationnels ». pplication anticipée en 2007 de cette norme n'aurait pas modifié de manière substantielle la présentation de l'information sectorielle.

Certaines normes et interprétations adoptées par l'IASB ou l'IFRIC mais non encore adoptées par l'Union Européenne au 31 décembre 2007 n'ont pas donné lieu à une application anticipée. Cela concerne essentiellement IAS 1 révisée « Présentation des états financiers ». L'application anticipée en 2007 de cette norme n'aurait pas eu d'effet significatif sur la présentation des comptes consolidés 2007, notamment en raison de l'application en 2006 de l'amendement de la norme IAS 19 ayant conduit à la mise en place d'un état des produits et des charges comptabilisés.
Les comptes consolidés de l'exercice 2007 ainsi que les notes afférentes ont été arrêtés par le Conseil d'Administration de Cap Gemini S.A. (ci-après dénommée la Société) du 13 février 2008.
Les principales méthodes comptables appliquées lors de la préparation des états financiers consolidés sont décrites ci-après :

A) Méthodes de consolidation. — Les états financiers des sociétés dans lesquelles Cap Gemini S.A. exerce directement ou indirectement un contrôle sont consolidés suivant la méthode de l'intégration globale. Le contrôle est exercé lorsque Cap Gemini S.A. a le pouvoir de diriger les politiques financières et opérationnelles de la société de manière à tirer avantage de ses activités.
Les états financiers des sociétés dans lesquelles Cap Gemini S.A. exerce directement ou indirectement un contrôle conjoint avec un nombre limité d'autres actionnaires sont consolidés selon la méthode de l'intégration proportionnelle. Selon cette méthode, le Groupe inclut sa quote-part dans les produits et charges, actifs et passifs de l'entreprise sous contrôle conjoint dans les lignes appropriées de ses états financiers.
Les sociétés sur la gestion desquelles Cap Gemini S.A. exerce une influence notable, sans toutefois exercer un contrôle exclusif ou conjoint, sont mises en équivalence. La comptabilisation par mise en équivalence implique la constatation dans le compte de résultat de la quote-part de résultat de l'année de l'entreprise associée. La participation du Groupe dans celle-ci est comptabilisée au bilan pour un montant reflétant la part du Groupe dans l'actif net de l'entreprise associée.
Le périmètre de consolidation figure en Note 30 « Liste par pays des principales sociétés consolidées ».
Les sociétés consolidées par le Groupe ont établi leurs comptes au 31 décembre 2007, selon les règles et méthodes comptables appliquées par le Groupe.
Les transactions réalisées entre les sociétés consolidées ainsi que les profits internes sont éliminés.
Le Groupe ne contrôle pas d'entité ad hoc non consolidée.

B) Utilisation d'estimations. — La préparation des états financiers nécessite l'utilisation d'estimations et d'hypothèses qui pourraient avoir un impact sur les montants d'actif et de passif à la clôture ainsi que sur les éléments de résultat de la période. Ces estimations tiennent compte de données économiques et d'hypothèses susceptibles de variations dans le temps et comportent certains aléas. Elles concernent principalement la reconnaissance du chiffre d'affaires sur les contrats au forfait dans le cadre de la méthode à l'avancement, la reconnaissance d'impôts différés actifs, les tests de valeur sur les actifs et les provisions courantes et non courantes.

C) Conversion des états financiers. — Les comptes consolidés présentés dans ce rapport ont été établis en euros.
Les postes de bilan exprimés en devises sont convertis en euros aux taux de clôture de l'exercice, à l'exception de la situation nette qui est conservée à sa valeur historique. Les comptes de résultat exprimés en devises étrangères sont convertis aux taux moyens de la période. Néanmoins, pour certaines transactions significatives, il peut être jugé plus pertinent d'utiliser un taux de conversion spécifique. Les différences de conversion résultant de l'application de ces différents taux ne sont pas incluses dans le résultat de la période mais affectées directement en réserves de conversion.
Les différences de change ayant trait à des éléments monétaires faisant partie intégrante de l'investissement net dans des filiales étrangères sont inscrites en réserves de conversion pour leur montant net d'impôt.
Les écarts de change sur créances et dettes libellées en devises étrangères sont comptabilisés en marge opérationnelle ou en résultat financier selon la nature de la transaction sous-jacente.
Les taux de change utilisés pour convertir les états financiers des principales filiales du Groupe sont les suivants :

	Taux moyens			Taux de clôture		
	2005	2006	2007	2005	2006	2007
Dollar américain	0,80461	0,79710	0,73072	0,84767	0,75930	0,6806
Livre sterling	1,46235	1,46681	1,46177	1,45921	1,48920	1,3609
Dollar canadien	0,66459	0,70258	0,68154	0,72860	0,65441	0,6949
Couronne suédoise	0,10779	0,10808	0,10809	0,10651	0,11061	0,1058
Dollar australien	0,61292	0,60016	0,61179	0,62077	0,59913	0,5976
Couronne norvégienne	0,12485	0,12434	0,12476	0,12523	0,12139	0,1254
Roupie indienne	0,01823	0,01760	0,01767	0,01867	0,01716	0,0173
Zloty polonais	0,24873	0,25682	0,26447	0,25907	0,26103	0,2776

D) Compte de résultat. — Afin de mieux appréhender les particularités de son activité, le Groupe présente un compte de résultat par fonction qui, après le chiffre d'affaires, analyse les charges opérationnelles comme suit : les coûts des services rendus (charges nécessaires à la réalisation des projets), les frais commerciaux et les frais généraux et administratifs.
L'ensemble de ces trois postes représente les charges opérationnelles qui, déduites du chiffre d'affaires, permettent d'obtenir la marge opérationnelle, un des principaux indicateurs de performance de l'activité du Groupe.
Le résultat opérationnel est obtenu en déduisant de la marge opérationnelle les autres produits et charges opérationnels. Ceux-ci comprennent la charge résultant de l'étalement de la juste valeur des actions et options de souscription d'actions attribuées au personnel, ainsi que les charges ou produits non récurrents, comme les provisions pour dépréciation des écarts d'acquisition, les plus ou moins-values de cessions de sociétés consolidées ou d'activités, les charges de restructuration afférentes à des plans approuvés par les organes de direction du Groupe et ayant fait l'objet d'une communication externe, les coûts d'intégration des sociétés récemment acquises par le Groupe, ainsi que les effets des réductions et des liquidations des régimes de retraite à prestations définies.
Le résultat net est alors obtenu en prenant en compte les éléments suivants :
— le coût de l'endettement financier (net), qui comprend les intérêts sur dettes financières calculés sur la base du taux d'intérêt effectif, diminués des produits de trésorerie et d'équivalents de trésorerie,
— les autres produits et charges financiers, qui comprennent principalement les réévaluations des instruments financiers à leur juste valeur, les plus ou moins-values de cession et dépréciations de titres non consolidés, les charges d'intérêts nettes sur régimes de retraite à prestations définies, les gains et pertes de change sur éléments financiers, ainsi que les autres produits et charges financiers sur divers actifs et passifs financiers calculés sur la base du taux d'intérêt effectif,
— la charge d'impôt courant et différé,
— le résultat des entreprises associées.

Résultat par action. — L'information présentée est calculée selon les principes suivants :
ésultat de base par action : le résultat net (part du Groupe) est rapporté au nombre moyen pondéré d'actions ordinaires en circulation au cours de la iode, après déduction des actions propres détenues au cours de la période. Le nombre moyen pondéré d'actions ordinaires en circulation est une yenne annuelle pondérée, ajustée du nombre d'actions ordinaires remboursées ou émises au cours de la période et calculée en fonction de la date de nboursement et d'émission des actions au cours de l'exercice,
ésultat dilué par action : le résultat net (part du Groupe) ainsi que le nombre moyen pondéré d'actions ordinaires en circulation, pris en compte pour calcul du résultat de base par action, sont ajustés des effets de tous les instruments financiers potentiellement dilutifs : (i) options de souscription ctions (Note 9.A. « Plans d'options de souscription d'actions et plans d'attribution d'actions »), (ii) Obligations Convertibles et/ou Echangeables en tions Nouvelles ou Existantes.

Méthode de reconnaissance du chiffre d'affaires et des coûts sur prestations. — La méthode de reconnaissance du chiffre d'affaires et des coûts est ction de la nature des prestations :
Prestations en régie : Le chiffre d'affaires et les coûts des prestations en régie sont reconnus au fur et à mesure de la prestation.
Prestations au forfait : Le chiffre d'affaires sur prestations au forfait, qu'il s'agisse de contrats correspondant à la réalisation de prestations intellectuelles de systèmes intégrés, est reconnu au fur et à mesure de la réalisation de la prestation, selon la méthode « à l'avancement ».
s coûts liés aux prestations au forfait sont reconnus lorsqu'ils sont encourus.
Prestations d'infogérance : Le chiffre d'affaires lié aux prestations d'infogérance est reconnu sur la durée du contrat en fonction du niveau de services dus. Lorsque ces services consistent en plusieurs prestations non identifiables séparément, le chiffre d'affaires est reconnu linéairement sur la durée contrat.
s coûts relatifs aux prestations d'infogérance sont comptabilisés en charge de la période au cours de laquelle ils sont encourus. Toutefois, les coûts gagés dans la phase initiale du contrat (coûts de transition et/ou de transformation) peuvent être différés lorsqu'ils sont spécifiques aux contrats, qu'ils rapportent à une activité future et/ou génèrent des avantages économiques futurs, et qu'ils sont recouvrables. Ces coûts sont alors classés en travaux cours. Toutefois, en cas de remboursement par le client, celui-ci est enregistré en diminution des coûts encourus.
rsque le prix de revient prévisionnel d'un contrat est supérieur à son chiffre d'affaires, une perte à terminaison est constatée à hauteur de la différence.
s prestations relatives à ces contrats figurent au bilan en créances clients pour celles ayant fait l'objet d'une facturation, ou en factures à émettre pour prestations réalisées et non encore facturées.

Écarts d'acquisition et immobilisations incorporelles.
Écarts d'acquisition : Les regroupements d'entreprises sont comptabilisés selon la méthode de l'acquisition. Selon cette méthode, les actifs, passifs passifs éventuels identifiables de l'entité acquise sont comptabilisés à leur juste valeur à la date d'acquisition et au terme d'une période d'évaluation uvant atteindre 12 mois suivant cette date.
s écarts d'acquisition représentent la différence existant entre le coût d'un regroupement d'entreprise et la part du Groupe dans la juste valeur des ifs, des passifs et des passifs éventuels identifiables de l'entité acquise. Lorsque le coût du regroupement d'entreprise est inférieur à la juste valeur actifs et passifs, l'écart est immédiatement reconnu en résultat.
s écarts d'acquisition ne sont pas amortis et sont soumis à des tests de dépréciation une fois par an, ou chaque fois que des événements ou des odifications d'environnement de marché indiquent un risque de perte de valeur.
Immobilisations incorporelles : Les logiciels et droits d'usage acquis en pleine propriété ainsi que les logiciels développés pour un usage interne et nt l'influence sur les résultats futurs revêt un caractère bénéfique, durable et mesurable, sont immobilisés et font l'objet d'un amortissement sur une rée allant de 3 à 5 ans.
s coûts capitalisés des logiciels développés à usage interne sont ceux directement associés à leur production, c'est-à-dire les charges liées aux coûts ariaux des personnels ayant développé ces logiciels et une quote-part directement affectable de frais généraux de production.

Immobilisations corporelles. — Les immobilisations corporelles sont inscrites à l'actif du bilan à leur coût historique amorti, diminué des pertes de eur. Elles ne font l'objet d'aucune réévaluation. Les immeubles détenus par le Groupe ont été valorisés selon l'approche par composants.
s dépenses ultérieures (dépenses de remplacement et dépenses de mise en conformité) sont immobilisées et amorties sur la durée de vie restante de mmobilisation à laquelle elles se rattachent. Les coûts d'entretien courant et de maintenance sont comptabilisés en charges au moment où ils sont courus.

mortissement est calculé suivant la méthode linéaire fondée sur la durée d'utilisation estimée des différentes catégories d'immobilisations. Il est culé sur la base du prix d'acquisition, sous déduction d'une valeur résiduelle.
s immobilisations sont amorties selon leur durée de vie attendue, comme suit :
Constructions : 20 à 40 ans ;
Agencements et installations : 10 ans ;
Matériel informatique : 3 à 5 ans ;
Mobilier et matériel de bureau : 5 à 10 ans ;
Matériel de transport : 5 ans ;
Matériels divers : 5 ans.
s valeurs résiduelles et les durées d'utilité attendues sont revues à chaque clôture.
s plus ou moins-values de cession résultent de la différence entre le prix de vente et la valeur nette comptable des éléments d'actif cédés.

Dépréciation des écarts d'acquisition et des immobilisations incorporelles et corporelles. — La valeur d'utilité des immobilisations incorporelles et porelles est testée dès lors qu'il existe des indices de perte de valeur à la date d'établissement des comptes, et au moins une fois par an en ce qui ncerne les écarts d'acquisition.
test de valeur consiste en l'évaluation de la valeur recouvrable de chaque entité générant ses flux propres de trésorerie (UGT, Unités Génératrices Trésorerie). Les UGT retenues par le Groupe correspondent à des zones géographiques et au métier « Services informatiques de proximité » pour Sogeti. appuyant notamment sur la méthode des « discounted cash-flows » (flux nets futurs de trésorerie actualisés), l'évaluation de la valeur recouvrable de aque UGT est effectuée sur la base de paramètres issus du processus budgétaire et du plan stratégique à 3 ans, paramètres étendus sur un horizon de ns, qui incluent des taux de croissance et de rentabilité jugés raisonnables. Des taux d'actualisation (s'appuyant sur le coût moyen pondéré du capital) de croissance à long terme sur la période au-delà de 5 ans, appréciés à partir d'analyses du secteur dans lequel le Groupe exerce son activité, sont pliqués à l'ensemble des évaluations des entités générant leurs flux propres de trésorerie. Lorsque la valeur recouvrable d'une UGT est inférieure à valeur nette comptable, la perte de valeur correspondante est affectée en priorité aux écarts d'acquisition et reconnue en résultat opérationnel dans compte « Autres produits et charges opérationnels ».

Contrats de location. — Les contrats et accords signés par le Groupe sont analysés afin de déterminer s'ils sont, ou contiennent, des contrats de location.
s contrats qui ne transfèrent pas au Groupe la quasi-totalité des risques et des avantages inhérents à la propriété sont qualifiés de contrats de location nple, et donnent lieu à des paiements comptabilisés en charges pendant la durée du contrat de location.
revanche, dans le cas où le Groupe assume les avantages et les risques liés à la propriété, le contrat de location est alors qualifié de contrat de location-ancement et il est procédé à un retraitement afin de reconnaître à l'actif le montant le plus faible entre la juste valeur du bien loué et la valeur actualisée

des paiements futurs et au passif la dette financière correspondante. L'immobilisation est amortie sur sa durée d'utilité pour le Groupe, la dette es amortie sur la durée du contrat de location-financement et, le cas échéant, des impôts différés sont reconnus.

K) Actions propres. — Les titres de Cap Gemini S.A. détenus par elle-même ou par des entités consolidées sont portés en diminution des capitau propres consolidés, pour leur coût d'acquisition. Inversement, le résultat de la cession éventuelle des actions propres est imputé directement en capitau propres pour l'effet net d'impôt. La plus ou moins-value ainsi réalisée n'affecte donc pas le résultat de l'exercice.

L) Impôts différés. — Les impôts différés sont constatés pour tenir compte du décalage temporel entre les valeurs comptables et les valeurs fiscales d certains actifs et passifs.
Les impôts différés sont comptabilisés respectivement en compte de résultat ou en capitaux propres au cours de l'exercice, selon qu'ils se rapportent à des éléments eux-mêmes enregistrés en compte de résultat ou en capitaux propres (Cf. « Etat des produits et des charges comptabilisés »).
Les impôts différés sont comptabilisés selon l'approche bilancielle de la méthode du report variable. Par ailleurs, les impôts différés sont évalués er tenant compte de l'évolution connue des taux d'impôt (et des réglementations fiscales) qui ont été adoptés ou quasi adoptés à la date de clôture. L'effe des éventuelles variations du taux d'imposition sur les impôts différés antérieurement constatés en compte de résultat ou en capitaux propres, es respectivement enregistré en compte de résultat ou en capitaux propres au cours de l'exercice où ces changements de taux deviennent effectifs.
Les actifs d'impôts différés sont comptabilisés dès lors qu'il est probable que des bénéfices imposables seront réalisés, permettant à l'actif d'impô différé d'être recouvré. La valeur comptable des actifs d'impôts différés est revue à chaque clôture et est réduite lorsqu'il est probable que les bénéfice imposables ne seront pas suffisants pour permettre d'utiliser l'avantage de tout ou partie de ces actifs d'impôts différés. Inversement, une telle réductior sera reprise dans la mesure où il devient probable que des bénéfices imposables suffisants seront disponibles.
Les actifs et passifs d'impôt différés sont compensés si, et seulement si, les filiales ont un droit juridiquement exécutoire de compenser les actif recouvrables et passifs d'impôt exigibles et lorsque ceux-ci concernent des impôts sur le résultat prélevés simultanément par la même autorité fiscale

M) Instruments financiers. — Les instruments financiers sont constitués:
– des actifs financiers qui comprennent certains autres actifs non courants, les créances clients, certaines autres créances courantes, les disponibilité en banque et les placements à court terme ;
– des passifs financiers qui comprennent les dettes financières à court et long terme et les découverts bancaires, certaines dettes opérationnelles e certaines autres dettes courantes et non courantes.
La comptabilisation des instruments financiers lors de leur entrée au bilan et de leur évaluation ultérieure selon les méthodes décrites ci-après fai référence aux définitions de taux d'intérêt suivantes:
– le taux du coupon, ou coupon, qui est le taux d'intérêt nominal de l'emprunt ;
– le taux d'intérêt effectif, qui est le taux qui actualise exactement les décaissements ou encaissements de trésorerie futurs sur la durée de vie prévu de l'instrument financier ou, selon le cas sur une période plus courte de manière à obtenir la valeur comptable nette de l'actif ou du passif financier. C calcul inclut l'intégralité des commissions payées ou reçues, des coûts de transaction et, le cas échéant, des primes à payer ou à recevoir. Ce taux es aussi appelé taux d'intérêt notionnel, et la charge financière correspondante, charge financière notionnelle ;
– le taux de marché qui correspond au taux d'intérêt effectif recalculé à la date de l'évaluation en fonction des paramètres de marché courants.
Les instruments financiers (actifs et passifs) entrent au bilan à leur juste valeur initiale.
L'évaluation ultérieure des actifs et passifs financiers correspond, en fonction de leur classification, soit à la juste valeur, soit au coût amorti. Les actif financiers évalués au coût amorti font l'objet de tests de valeur recouvrable, effectués dès l'apparition d'indices de perte de valeur, et au minimum à chaque arrêté comptable. La perte de valeur éventuelle est enregistrée en compte de résultat.
La juste valeur d'un instrument financier est le montant pour lequel un actif pourrait être échangé, ou un passif éteint entre parties bien informées consentantes, et agissant dans des conditions de concurrence normales.
Le coût amorti correspond à la valeur comptable initiale (nette des coûts de transaction), augmentée des intérêts calculés sur la base du taux d'intérê effectif et diminuée des sorties de trésorerie (coupons, remboursements de principal et, le cas échéant, des primes de remboursement). Les intérêt courus (produits et charges) ne sont pas enregistrés au taux nominal de l'instrument financier, mais sur la base du taux d'intérêt effectif de l'instrument
Les instruments financiers actifs et passifs sont décomptabilisés dès lors que les risques et avantages liés sont cédés et que le Groupe a cessé d'exerce un contrôle sur ces instruments.
A) Évaluation et comptabilisation des actifs financiers.
Autres actifs non courants : Les autres actifs non courants comprennent pour l'essentiel :
– les titres de sociétés non consolidées : Le Groupe détient des participations dans des sociétés sans exercer d'influence notable ou de contrôle. Ce prises de participations correspondent notamment à des investissements à long terme dans le cadre d'alliances avec les sociétés concernées ;
– les prêts "aides à la construction" en France, les dépôts et cautionnements et autres prêts à long terme ;
– les créances résultant de l'option de report en arrière de déficits fiscaux détenues sur le Trésor Public (Cf. ci-après b) Evaluation et comptabilisatio des passifs financiers) ;
– les créances dont la réalisation excède le cycle normal opérationnel de l'activité dans laquelle elles sont nées ;
– les instruments dérivés non courants.
Les autres actifs non courants sont comptabilisés au coût amorti, à l'exception :
— des titres de sociétés non consolidées, comptabilisés à leur juste valeur : ces titres sont analysés comme disponibles à la vente et sont donc comptabilisé à leur juste valeur. Pour les titres cotés, cette juste valeur correspond au cours de bourse. Si la juste valeur n'est pas déterminable de façon fiable, le titres sont comptabilisés à leur coût.
La comptabilisation des titres de sociétés non consolidées est la suivante :
– les variations de juste valeur des titres sont comptabilisées en capitaux propres jusqu'à leur date de sortie ou de dépréciation ;
– la dépréciation de ces titres, en cas d'indication objective de diminution de la juste valeur (notamment baisse significative ou durable de la valeur d l'actif), est comptabilisée en résultat ;
– dans le cas où des variations de juste valeur ont été comptabilisées antérieurement en capitaux propres, et s'il existe une indication objective d dépréciation des titres, ou en cas de cession des titres, alors la dépréciation ou la sortie des titres doit être comptabilisée en résultat financier et le mouvements antérieurement constatés en capitaux propres également repris.
— des instruments dérivés non courants, comptabilisés à leur juste valeur (Cf. ci-après c) Instruments dérivés).
Créances clients : Les créances clients correspondent à la juste valeur de la contrepartie à recevoir. En cas de différé de paiement au-delà des délai accordés habituellement par le Groupe et dont l'effet est significatif sur la détermination de la juste valeur, les paiements futurs font l'objet d'un actualisation.
Trésorerie : Elle comprend les placements à court terme, le disponible en banque diminué des découverts bancaires. Tous ses composants sont évalué au bilan à leur juste valeur à la date d'établissement des comptes. Les effets de variation de juste valeur sont enregistrés en résultat financier.
B) Évaluation et comptabilisation des passifs financiers.
Dettes financières à long terme et à court terme : Les dettes financières comprennent essentiellement les emprunts obligataires, les emprunts auprès de établissements de crédit, les dettes résultant de la reconnaissance à l'actif de la valeur des biens pris en location-financement, ainsi que les dette comptabilisées en contrepartie des créances résultant de l'option de report en arrière des déficits fiscaux (Cf. a) (iii).
Tous ces éléments sont évalués à la date de souscription ou d'entrée au bilan à leur juste valeur, puis comptabilisés jusqu'à leur échéance selon l méthode du coût amorti.

juste valeur correspond à la valeur des flux de décaissements futurs actualisés au taux de marché. En outre, les frais et les éventuelles primes d'émission t imputés sur la juste valeur de l'emprunt.
ce qui concerne les emprunts obligataires convertibles, la différence entre la valeur nominale de l'emprunt et la juste valeur de sa composante dette, e que calculée ci-dessus, est inscrite en capitaux propres.
chaque période suivante, la charge d'intérêt comptabilisée en compte de résultat correspond à la charge d'intérêt théorique calculée par application taux d'intérêt effectif à la valeur comptable de l'emprunt. Le taux d'intérêt effectif est déterminé lors de la souscription de l'emprunt et permet de nener les flux de décaissements futurs au montant initial de la juste valeur de sa composante dette.
différence entre la charge d'intérêt telle que calculée ci-dessus et le montant nominal des intérêts est inscrite en charges financières, en contrepartie la dette au passif du bilan.
tres passifs financiers : A l'exception des instruments dérivés évalués à leur juste valeur (Cf. ci-après c) Instruments dérivés), les autres passifs anciers constitués essentiellement de dettes fournisseurs sont évalués au coût amorti calculé selon les principes décrits ci-dessus.
nstruments dérivés : Les instruments dérivés sont essentiellement constitués de contrats d'achats et de ventes de devises à terme ainsi que de contrats change de taux d'intérêt.
instruments dérivés sont initialement évalués à leur juste valeur. A l'exception des cas de couverture de flux futurs de trésorerie décrits ci-après, variations de juste valeur des instruments dérivés, estimées sur la base des cours de marchés ou de valeurs données par les contreparties bancaires, t reconnues en résultat à la date d'établissement des comptes.
rsque la comptabilité de couverture est appliquée dans le cadre de couverture de flux futurs de trésorerie, (i) la part efficace est enregistrée en capitaux pres puis transférée au compte de résultat quand l'élément couvert impacte lui-même le résultat, (ii) la part inefficace est quant à elle immédiatement nptabilisée en résultat financier.
fficacité de la couverture est démontrée par des tests d'efficacité prospectifs et rétrospectifs (à chaque date d'arrêté). Ils visent à valider la qualification nptable de couverture, en démontrant que la relation de couverture est efficace (la fourchette 80-125% donnée par la norme pour les tests rétrospectifs également retenue pour les tests prospectifs).

Trésorerie nette. — La trésorerie nette est constituée de la trésorerie diminuée des dettes financières à court terme et à long terme.
trésorerie comprend les placements à court terme, le disponible en banque diminué des découverts bancaires et les instruments dérivés lorsqu'ils se portent à des opérations financières.

Prestations de retraite.
gimes à cotisations définies : Les régimes à cotisations définies font l'objet de versements par les salariés et par les sociétés du Groupe auprès rganismes habilités à gérer de tels fonds de retraite. Les obligations du Groupe se limitent au paiement de ces cotisations qui sont donc enregistrées compte de résultat dès qu'elles sont encourues. Les dettes relatives à ces régimes sont comptabilisées en dettes opérationnelles. Ces régimes existent s la majorité des pays d'Europe (France, Pays-Bas, Allemagne et Europe Centrale, les pays Nordiques, Italie et Espagne), aux Etats-Unis ainsi que s les pays d'Asie-Pacifique.
gimes à prestations définies : Les régimes à prestations définies sont :
soit directement supportés par le Groupe, qui à ce titre, provisionne les coûts des prestations de retraites à servir, évalués à la valeur actuelle des ements futurs estimés, en retenant des paramètres internes et externes revus régulièrement. Ces régimes à prestations définies non couverts par des ifs correspondent à des indemnités de départ à la retraite et de couverture sociale ;
soit supportés au travers d'un fonds de pension auquel le Groupe contribue selon les règles et législations sociales propres à chaque pays d'implantation.

engagements de retraite souscrits dans le cadre de ces régimes sont le plus généralement évalués par des actuaires indépendants, suivant la méthode unités de crédits projetées. Selon cette méthode, chaque période de service donne lieu à une unité supplémentaire de droits à prestations, et chacune ces unités est évaluée séparément pour obtenir l'obligation finale du Groupe.
engagements de retraite ainsi calculés font l'objet d'une actualisation au taux de rendement des obligations d'entreprises de première catégorie llées dans la monnaie de paiement de la prestation et dont la durée avoisine la durée moyenne estimée de l'obligation de retraite concernée.
ur les régimes de retraite dont les engagements sont couverts par des actifs, seul le déficit estimé est provisionné.
coûts des services rendus au cours de l'exercice ainsi que les coûts des services passés correspondant à l'accroissement de l'obligation sont constatés charges opérationnelles, respectivement sur l'exercice et sur la durée résiduelle d'acquisition des droits.
profits ou les pertes résultant de la réduction ou de la liquidation de régimes à prestations définies sont comptabilisés en « Autres produits et charges érationnels ».
variation sur l'exercice de l'actualisation des engagements de retraite ainsi que celle du rendement attendu des actifs sont comptabilisées en « Autres duits et charges financiers ».
gains et pertes actuariels sont générés par des changements d'hypothèses actuarielles ou des écarts d'expérience (i.e. écarts entre la projection uarielle et la réalité à la date d'établissement des comptes) sur les engagements ou sur les actifs financiers du régime. Ceux-ci sont intégralement onnus en capitaux propres au cours de la période dans laquelle ils surviennent.

Options de souscriptions d'actions accordées au personnel. — Des options de souscriptions d'actions peuvent être accordées à un certain nombre de ariés du Groupe. Elles donnent droit de souscrire à des actions de Cap Gemini S.A. pendant un délai de cinq ou six ans à un prix d'exercice fixe erminé lors de leur attribution.
options font l'objet d'une évaluation correspondant à la juste valeur de l'avantage accordé au salarié à la date d'octroi. Cet avantage est reconnu « Autres produits et charges opérationnels » au compte de résultat, linéairement sur la période d'acquisition des droits de l'option, en contrepartie capitaux propres.
juste valeur de l'option est déterminée par application du modèle de « Black and Scholes », dont les paramètres incluent notamment le prix d'exercice options, leur durée de vie, le cours de l'action à la date d'attribution, la volatilité implicite du cours de l'action, et le taux d'intérêt sans risque. La rge comptabilisée tient également compte des hypothèses de rotation de l'effectif bénéficiant de l'attribution d'options. Ces hypothèses sont revues aque année.

Provisions. — Une provision est reconnue au bilan à la clôture d'un exercice si, et seulement si, il existe une obligation actuelle (juridique ou plicite) résultant d'un événement passé, s'il est probable qu'une sortie de ressources représentatives d'avantages économiques sera nécessaire pour indre l'obligation et si le montant de l'obligation peut-être estimé de manière fiable. Les provisions sont actualisées lorsque l'effet de la valeur temps significatif.

Tableau des flux de trésorerie consolidés. — Le tableau des flux de trésorerie consolidés analyse les flux opérationnels, d'investissement et de ancement.

Information Sectorielle. — Le Groupe analyse son activité selon trois axes : la géographie, le métier et le secteur d'activité de ses clients. Les entités graphiques constituent des centres de profit pour lesquels il existe une mesure complète de la performance. L'information de premier niveau respond aux zones géographiques dans lesquelles le Groupe est implanté. L'information de second niveau correspond aux métiers du Groupe.
coûts liés aux activités opérationnelles et encourus au niveau des sociétés holdings du Groupe pour le compte des secteurs géographiques et des tiers sont affectés soit directement, soit selon une clé de répartition. Les éléments non affectés correspondent aux frais de siège.

Les transactions inter-segments s'effectuent aux prix de marché.

T) Gains et pertes de change sur transactions intra-groupe. — L'incorporation des états financiers d'une entité étrangère dans les états financier consolidés du Groupe suit les procédures de consolidation normales, telles que l'élimination des soldes et transactions intra-groupe. Toutefois, un écai de change qui apparaît sur un élément monétaire intra-groupe, à long terme ou à court terme, ne peut être éliminé avec un montant correspondan provenant d'autres soldes intra-groupe car l'élément monétaire représente un engagement de convertir une monnaie en une autre et expose l'entrepris présentant les états financiers à un profit ou une perte du fait des fluctuations monétaires. En conséquence, dans les états financiers consolidés, un te écart de change est comptabilisé en produits ou en charges de l'exercice, ou classé en capitaux propres si le sous-jacent fait partie intégrante d l'investissement net du Groupe dans les entités étrangères.

Note 2. – Évolution du périmètre.

A) Exercices 2005 et 2006. — Les principaux mouvements de périmètre survenus en 2005 et 2006 sont les suivants :
En janvier 2005, le Groupe a cédé sa participation de 25,22 % dans la société IS Energy pour un montant de 21 millions d'euros, à la suite de l'exercic par la société E.ON de l'option d'achat qu'elle détenait sur ces titres.
Le 16 juin 2005, le Groupe a vendu son activité santé en Amérique du Nord au groupe Accenture pour un montant de 143 millions d'euros.
Le 12 août 2005, le Groupe a signé une alliance avec le groupe japonais NTT Data Corporation, cédant 95% de sa participation dans la société Ca Gemini Japan K.K., pour un montant de 30 millions d'euros.
Le 30 septembre 2006, le Groupe a acquis 100% du groupe allemand FuE. Le groupe FuE est leader en Allemagne dans les domaines de l'ingénieri et du conseil pour les besoins de l'industrie Aérospatiale. Il compte environ 250 employés.
Le 11 octobre 2006, le Groupe a racheté 51% de la société Unilever Shared Services Limited (renommée Cap Gemini Business Services India Ltd.) filiale d'Hindustan Lever Limited (groupe Unilever). La société, basée en Inde, est un centre de services administratifs, financiers et de contrôle pou Unilever. Elle emploie près de 600 professionnels. Cette société est intégrée globalement.
Le contrat d'acquisition prévoit une option d'achat/vente par Cap Gemini/Hindustan Lever Limited des 49% restants. Cette option d'achat/vente es exerçable à compter du 1er octobre 2008 pour une durée de 6 mois, et porterait alors la participation du Groupe à 100%. Le Groupe a reconnu une dett financière correspondant à la valeur actuelle de l'option. L'écart entre la valeur actuelle de l'option et la valeur comptable des intérêts minoritaires été comptabilisé en écart d'acquisition.

B) Exercice 2007. — Les principaux mouvements de périmètre survenus en 2007 sont les suivants :
a) Kanbay International Inc. : Fin octobre 2006, le Groupe a procédé à l'acquisition de 14,7% du capital de la société Kanbay International Inc. (« Kanbay ») pour une valeur de 170 millions de dollars américains. Ces titres étaient inscrits en « Titres de sociétés non consolidées » au 31 décembr 2006. Le 8 février 2007, l'assemblée générale des actionnaires de Kanbay a approuvé l'acquisition à 100% par Cap Gemini telle que prévue par le termes de l'accord du 26 octobre 2006. En conséquence, le Groupe a acquis à cette même date le solde des titres, soit 85,3% du capital de la sociét Kanbay, pour un montant de 1 090 millions de dollars américains.
Créée en 1989 et cotée au Nasdaq depuis 2004, Kanbay fournit un ensemble de services intégrés de conseil en management, intégration et développemen de systèmes et infogérance, grâce à une plate-forme de service globale unique spécialisée dans les services financiers mais couvrant aussi les biens d grande consommation, ainsi que les télécommunications, les médias, la santé et les loisirs. En janvier 2007, Kanbay employait environ 6 900 collaborateur dans le monde. Kanbay a son siège social à Rosemont (Illinois) avec des bureaux en Amérique du Nord, ainsi qu'à Londres, Singapour, Hong Kong Tokyo et Melbourne. Ses sites de production se trouvent en Inde à Pune, Hyderabad, Chennai et Bangalore.
Cette acquisition a été réalisée sur la base d'un prix par action de 29 dollars américains. Après prise en compte des actions réservées, des options d souscription d'actions et des bons de souscription d'actions exerçables préalablement au 8 février 2007, le coût total d'acquisition s'élève à 954 million d'euros, dont 8 millions d'euros d'honoraires directement attribuables à l'acquisition.

En 2007, la société Kanbay est consolidée par intégration globale. Au 31 décembre 2007, l'affectation du prix d'acquisition, qui a fait l'objet d'un évaluation par un expert indépendant, peut être résumée comme suit :

(En millions d'euros)	
Actif net acquis, hors écarts d'acquisition existants	8
Actifs incorporels amortissables, nets des impôts différés passifs	4
Ecart d'acquisition	83
Prix d'acquisition total	95

Les actifs nets acquis se décomposent comme suit :

(En millions d'euros)	
Immobilisations corporelles et incorporelles	6
Titres de sociétés mises en équivalence	2
Impôts différés et courants, nets	
Créances et dettes opérationnelles	·
Provisions pour retraites	·
Dettes financières	-7
Trésorerie et équivalents de trésorerie	7
Autres ajustements des actifs et passifs à juste valeur, net d'impôts différés	
Total actif net acquis, hors écarts d'acquisition existants	8

; créances et dettes opérationnelles incluent une provision correspondant à la valorisation des plans d'options de souscription d'actions et des actions ervées octroyées depuis 2003 par la société Kanbay à ses salariés, et non encore exerçables au 8 février 2007. En effet, la société Kanbay n'étant s cotée, le Groupe Cap Gemini a décidé, tout en maintenant les conditions d'acquisition des droits attachés aux plans d'options de souscription ctions et aux actions réservées existantes, d'en figer le prix et d'octroyer ainsi aux dates de fin d'acquisition des droits, un montant en numéraire culé sur la base de 29 dollars américains par option et/ou action. Ces options de souscription d'actions et actions réservées seront payées principalement 2007 et 2008 aux salariés de la société Kanbay sous condition de présence aux dates de fin d'acquisition des droits.
charge totale estimée à 24 millions d'euros est répartie linéairement entre les différentes dates d'attribution et de fin d'acquisition des droits. En iséquence une provision de 15 millions d'euros a été reconnue dans le bilan d'acquisition pour la période couvrant les services rendus allant de la e d'attribution à la date d'acquisition de la société Kanbay. Pour la période allant de la date d'acquisition aux différentes dates de fin d'acquisition droits une charge est constatée en compte de résultat. Pour l'exercice 2007, la charge comptabilisée s'élève à 6 millions d'euros (Cf. Note 5 « Autres duits et charges opérationnels »).
; actifs incorporels amortissables identifiés lors de l'allocation du prix d'acquisition sont constitués de relations clients mesurées à leur juste valeur ont amortis sur des durées variant de 5 à 10 ans.
cart d'acquisition représente le modèle intégré de gestion des équipes « onshore » et « offshore » développé par Kanbay (dénommé « one team model :t que le Groupe a décidé de déployer à travers le programme de transformation baptisé i cube (I3). Cet écart d'acquisition a été alloué aux principales ies géographiques du Groupe (Amérique du Nord, France, Royaume-Uni, Benelux, Allemagne et Europe Centrale et pays Nordiques) sur la base de r chiffre d'affaires en « intégration de systèmes » et « infogérance » réalisé dans les secteurs « Services financiers », « Energie et Utilities », « ustrie, Commerce et Distribution », « Télécommunications, Médias et Entertainment » ainsi que dans deux entités opérationnelles de Sogeti. Ces ies géographiques et entités sont les cibles privilégiées du déploiement du «one team model». (Cf. Note 10 « Ecarts d'acquisition et immobilisations orporelles »)
; dettes financières correspondent aux tirages d'un montant de 96 millions de dollars américains (72 millions d'euros) sur une ligne de crédit de 150 lions de dollars américains conclue le 9 mars 2006 avec un groupe de banques ; en date du 9 février 2007, ces tirages ont été remboursés et la ligne respondante résiliée par anticipation.
société Kanbay est consolidée à partir du 1er janvier 2007. Ses activités ont été transférées au cours de l'exercice dans les entités opérationnelles du oupe.

Software Architects Inc. — Le 1er mars 2007, la société Sogeti USA LLC a finalisé l'acquisition de 100% de la société Software Architects Inc. sée à Chicago, cette société dispose d'un effectif de plus de 500 collaborateurs présents dans 10 villes américaines. Au 31 décembre 2007, l'affectation ovisoire du prix d'acquisition peut être résumée comme suit :

(En millions d'euros)	
if net acquis, hors écarts d'acquisition existants (1)	7
ifs incorporels amortissables, net des impôts différés passifs	3
rt d'acquisition	44
'rix d'acquisition total	54
dont 1 million d'euros de trésorerie et équivalents de trésorerie	

trée dans le périmètre de consolidation au 1er mars 2007, la société Software Architects Inc. a été fusionnée dès le 1er avril 2007 dans Sogeti USA LLC.

Note 3. – Chiffre d'affaires.

ventilation du chiffre d'affaires par zone géographique est la suivante :

(En millions d'euros)	2005		2006		2007	
	Montant	%	Montant	%	Montant	%
érique du Nord	1 353	20	1 341	17	1 721	20
yaume-Uni et Irlande	1 738	25	2 126	28	2 230	26
's Nordiques	415	6	441	6	539	6
ielux	956	14	1 046	14	1 168	13
emagne et Europe Centrale	443	6	514	7	558	6
nce	1 666	24	1 816	23	1 971	23
'ope du Sud	310	4	339	4	390	5
e Pacifique	73	1	77	1	126	1
'otal	6 954	100	7 700	100	8 703	100

croissance du chiffre d'affaires de l'exercice 2007 par rapport au chiffre d'affaires de l'exercice 2006 est de 13,0% et de 9,0% à taux de change et rimètre constants.

Note 4. – Charges opérationnelles par nature.

ınalyse des charges opérationnelles par nature est la suivante :

(En millions d'euros)	2005		2006		2007	
	Montant	% du chiffre d'affaires	Montant	% du chiffre d'affaires	Montant	% du chiffr d'affaires
Charges de personnel	4 175	60,0	4 336	56,3	4 906	56
Frais de déplacements	309	4,5	340	4,4	393	4
	4 484	64,5	4 676	60,7	5 299	60
Achats et frais de sous-traitance	1 808	26,0	2 068	26,9	2 268	26
Loyers et taxes locales	240	3,5	268	3,5	285	3
Dotations aux amortissements et provisions	197	2,8	241	3,1	211	2
Total	6 729	96,8	7 253	94,2	8 063	92

Les charges de personnel s'analysent de la manière suivante :

(En millions d'euros)	2005	2006	2007
Traitements et salaires	3 283	3 429	3 9
Charges sociales	803	818	8
Charges de retraite - régimes à prestations définies - et autres avantages postérieurs à l'emploi (1)	89	89	
Total	4 175	4 336	4 9

(1) Cf. Note 17 « Provisions pour retraites et engagements assimilés ».

Note 5. – Autres produits et charges opérationnels.

(En millions d'euros)	2005	2006	2007
Coûts de restructuration	-164	-94	-
Coûts d'intégration des sociétés acquises			-
Charges liées aux attributions d'actions et d'options de souscription d'actions (1)	-12	-17	-
Plus-values de cession de sociétés consolidées ou d'activité	166		
Autres	-1	-2	
Total	-11	-113	-1

(1) Ces charges sont déterminées selon les modalités décrites en Note 9.A. « Plan d'options de souscription d'actions et plans d'attribution d'actions

En 2005, les autres produits et charges opérationnels recouvrent principalement des coûts de restructuration relatifs aux réductions d'effectifs (8 millions d'euros), aux mesures de rationalisation du parc immobilier (66 millions d'euros) et à un amortissement accéléré de logiciel en Amérique d Nord (15 millions d'euros), ainsi que des plus-values de cession de sociétés consolidées (IS Energy et Cap Gemini Japan K.K.) ou d'activité (activi santé en Amérique du Nord).

En 2006, les autres produits et charges opérationnels sont constitués pour l'essentiel des coûts de restructuration encourus dans le cadre du plan « MA » (Margin Acceleration Program) destiné à rationaliser l'organisation des activités d'infogérance du Groupe. Ces coûts sont relatifs aux réductior d'effectifs (67 millions d'euros), aux mesures de rationalisation du parc immobilier (16 millions d'euros) et aux coûts d'industrialisation et de migratio liés à la mise en oeuvre de solutions de rightshoring (11 millions d'euros).

En 2007, les coûts de restructuration sont principalement composés :

— des coûts encourus dans le cadre de la poursuite du plan « MAP » relatif aux activités d'infogérance ;

— des coûts liés à l'ajustement des effectifs affectés au contrat conclu avec HM Revenue & Customs au Royaume-Uni, compte tenu de la baisse prévu du volume d'activité de ce contrat.

Par nature, ces coûts sont constitués :

— des coûts relatifs aux réductions d'effectifs en Europe (64 millions d'euros dont 35 millions au titre du contrat HM Revenue & Customs) ;

— des charges liées aux mesures de rationalisation du parc immobilier, principalement au Royaume-Uni (13 millions d'euros) ;

— des coûts d'industrialisation et de migration liés à la mise en oeuvre de solutions de rightshoring (13 millions d'euros).

Les coûts d'intégration des sociétés acquises s'élèvent à 27 millions d'euros et concernent principalement la société Kanbay (25 millions d'euros). I sont composés de :

— coûts liés à des réductions d'effectifs et de fermetures de bureaux (8 millions d'euros) ;

— coûts des consultants intervenant sur le processus d'intégration et autres coûts directement liés à l'intégration du personnel des sociétés acquises (1 millions d'euros) ;

— charges liées aux plans d'options de souscription d'actions et aux actions réservées, attribuées par la société Kanbay, et maintenues dans le cadre d l'acquisition, pour la part allant de la date d'acquisition de la société aux différentes dates de fin d'acquisition des droits (6 millions d'euros, Cf. No 2 « Évolution du périmètre »).

Note 6. – Coût de l'endettement financier (net).

L'analyse du coût de l'endettement financier (net) est la suivante :

(En millions d'euros)	2005	2006	2007
t de l'endettement financier brut I	-57	-67	-70
luits de trésorerie et d'équivalents de trésorerie II	33	57	66
oût de l'endettement financier (net)	-24	-10	-4

oût de l'endettement financier brut : Le coût de l'endettement financier brut se ventile comme suit :

(En millions d'euros)	2005	2006	2007
rges d'intérêt des emprunts obligataires convertibles	-30	-43	-44
es charges d'intérêt	-27	-24	-26
otal	-57	-67	-70

charges d'intérêt des emprunts obligataires convertibles concernent les charges d'intérêt relatives aux Emprunts Obligataires Convertibles ou angeables en Actions Nouvelles ou Existantes émis les 24 juin 2003 (OCEANE 2003) et 16 juin 2005 (OCEANE 2005). Ces charges incluent 41 lions d'euros de charges d'intérêt notionnelles (dont 16 millions d'euros relatifs aux coupons) et 3 millions d'euros de charges d'intérêt dues au titre contrat d'échange de taux d'intérêt relatif à l'OCÉANE 2003.
2007, les autres charges d'intérêt se composent principalement :
les charges d'intérêt notionnelles de 11 millions d'euros liées aux contrats de location-financement (principalement au Royaume-Uni et en France) ;
les charges d'intérêt notionnelles de 6 millions d'euros liées aux dettes financières reconnues en contrepartie de la réintégration au bilan des créances carry-back cédées en 2003 et 2004, dont la comptabilisation au coût amorti génère un produit du même montant en résultat opérationnel ;
les charges d'intérêt notionnelles de 5 millions d'euros liées à la reconnaissance en dette financière de la valeur actuelle de l'option de vente dont éficie le groupe TXU, dans le cadre du contrat d'infogérance signé le 17 mai 2004 pour une période de 10 ans.

Produits de trésorerie et d'équivalents de trésorerie : L'augmentation des produits de trésorerie et d'équivalents de trésorerie entre 2006 et 2007 ulte pour l'essentiel de la hausse des taux de rendement de la trésorerie placée, principalement chez Cap Gemini S.A., partiellement compensée par diminution du volume moyen de trésorerie disponible (Cf. Note 16 « Trésorerie nette »).

Note 7. – Autres produits et charges financiers.

(En millions d'euros)	2005	2006	2007
uments de couverture de risques de taux d'intérêt à juste valeur (A)		1	2
uments de couverture de risques de change sur flux futurs de trésorerie (part inefficace)			5
uments de couverture de risques de change à juste valeur (B)	2	3	1
ns de change sur opérations financières (C)	3	4	25
-value de cession et reprise de provision sur titres non consolidés	3		3
es	1	5	2
otal autres produits financiers	9	13	38
uments de couverture de risques de taux d'intérêt à juste valeur (A')		-5	
uments de couverture de risques de change à juste valeur (B')	-2	-4	-17
es de change sur opérations financières (C')	-4	-7	-7
rges liées à la comptabilisation de passifs financiers au coût amorti	-4	-3	-3
rge d'intérêt nette sur régimes de retraite à prestations définies (1)	-8	-9	-6
ns value de cession et dépréciation de titres non consolidés	-3		-3
es	-2	-3	-5
otal autres charges financières	-23	-31	-41
otal autres produits et charges financiers	-14	-18	-3

Cf. Note 17 « Provisions pour retraites et engagements assimilés ».

« Autres produits et charges financiers », qui s'élèvent à -3 millions d'euros en 2007 (contre -18 millions d'euros en 2006, soit une amélioration 15 millions d'euros), portent principalement sur :
es instruments de couverture de risques de taux d'intérêt à juste valeur (A) : ils correspondent à des instruments dérivés destinés à couvrir les risques aux sur opérations financières et ont généré sur l'exercice un produit de 2 millions d'euros, imputable principalement à la variation de la juste valeur swap de taux sur l'OCÉANE 2003. La variation positive de la juste valeur de ce contrat de swap (produit de 1 million d'euros en 2007 contre une rge de 5 millions d'euros en 2006 – Cf. (A')) explique l'essentiel de la variation positive de 6 millions d'euros d'une année sur l'autre des produits harges financiers au titre des instruments de couverture de risques de taux d'intérêt à la juste valeur ;
es instruments de couverture de risques de change sur flux futurs de trésorerie (part inefficace) : ils correspondent aux instruments dérivés destinés couverture de risques de change sur les flux de facturation intra-groupe impliquant l'Inde et ont généré sur l'exercice un produit net de 5 millions uros. Ce produit correspond à la variation de la part inefficace de la juste valeur des instruments de couverture (Cf. Note 24 « Comptabilité de verture ») ;

— les instruments de couverture de risques de change à juste valeur (B) : ils correspondent aux instruments dérivés destinés à couvrir les risques d change sur opérations financières et ont généré une charge nette sur l'exercice de 16 millions d'euros (Cf. (B)-(B')) imputable en quasi-totalité à l variation de la juste valeur d'un swap de change en couverture d'un prêt intra-groupe entre Cap Gemini UK et Cap Gemini S.A. A noter que cett charge, qui résulte de l'appréciation de l'euro contre la livre sterling sur l'exercice, est compensée à hauteur de 15 millions d'euros par le gain de chang latent constaté à la clôture sur ce prêt intra-groupe et enregistré en gains de change sur opérations financières (C). Le solde des gains de change su opérations financières (soit 10 millions d'euros) comprend des gains de change réalisés sur la couverture de divers prêts intra-groupe et notamment :
- des gains sur la couverture du prêt précité entre Cap Gemini UK et Cap Gemini S.A. pour 3 millions d'euros ;
- des gains sur les couvertures relatives aux activités de prêt-emprunt intra-groupe dans le cadre du cash pooling international du Groupe pour 3 million d'euros, lesquels ont été totalement compensés par des pertes de change de même montant sur les positions en devises sous-jacentes à la clôtur (enregistrées en pertes de change sur opérations financières (C')).
La variation des produits et charges sur instruments de couverture de risque de change à juste valeur et des gains et pertes de change sur opération financières entre 2006 et 2007 ressort en net à +6 millions d'euros (2 millions d'euros en 2007 contre -4 millions en 2006),
— la charge d'intérêt nette sur régimes de retraite à prestations définies (principalement au Royaume-Uni et au Canada) pour 6 millions d'euros (contr 9 millions d'euros en 2006, soit une variation positive de 3 millions d'euros).

Note 8. – Impôts.

La charge d'impôt s'analyse comme suit :

(En millions d'euros)	2005	2006	2007
Impôts courants	-34	-49	-7
Impôts différés	-1	36	3
Total	-35	-13	-4

La charge d'impôts courants de l'exercice 2007 recouvre :
— des impôts sur résultats bénéficiaires pour un total de 68 millions d'euros principalement aux Pays-Bas, au Royaume-Uni et en Allemagne ;
— des impôts forfaitaires et autres impôts pour 10 millions d'euros supportés essentiellement en Amérique du Nord et en Italie.
Le produit d'impôts différés net de l'exercice 2007 résulte essentiellement de :
— la reprise de provision pour visibilité sur impôts différés actifs reconnus sur déficits fiscaux nés aux cours d'exercices antérieurs pour 101 million d'euros essentiellement en France (81 millions d'euros) et en Suède ;
— la comptabilisation d'un produit d'impôts différés net sur différences temporelles pour 6 millions d'euros principalement en France et au Royaume Uni ;
— l'utilisation, par imputation sur les bénéfices fiscaux 2007, de déficits reportables préalablement reconnus au bilan pour 75 millions d'euros principalement en France (58 millions d'euros) et en Allemagne.

Le rapprochement entre le taux d'imposition applicable en France et le taux effectif d'impôt est le suivant :

(En millions d'euros)	2005	2006	2007
Taux d'imposition en France (%)	34,9	34,4	34
(Charge)/Produit d'impôts théorique	-61	-105	-16
Eléments de rapprochement avec le taux effectif :			
Impôts différés actifs non reconnus ou dépréciés sur différences temporelles et déficits reportables	-16	-11	[illegible]
Effet lié à la réévaluation de l'impôt différé actif généré en France (1)	36	40	8
Reconnaissance d'impôts différés actifs sur différences temporelles et déficits reportables nés antérieurement au 1er janvier	10	53	1
Résultats imputés sur déficits reportables préalablement non reconnus	4	41	[illegible]
Différences de taux d'imposition entre pays	1	6	[illegible]
Différences permanentes et autres éléments	-9	-37	[illegible]
(Charge)/Produit d'impôts réel	-35	-13	-4
Taux effectif d'impôt (%)	19,9	4,2	9

(1) Effet de la réévaluation déterminé selon les paramètres présentés en Note 12 « Impôts différés ».

Au cours de l'exercice et des exercices précédents, plusieurs sociétés du Groupe ont fait l'objet de contrôles fiscaux et parfois de redressements fiscau Plusieurs de ces redressements ont été contestés et certaines procédures contentieuses sont encore en cours à la clôture de l'exercice.

Note 9. – Capitaux propres.

A) Plans d'options de souscription d'actions et plans d'attribution d'actions. — L'Assemblée Générale des actionnaires a autorisé le 23 mai 2000 et l 12 mai 2005, le Conseil d'Administration à consentir à un certain nombre de collaborateurs du Groupe, en une ou plusieurs fois, et ce pendant un dél respectif de cinq ans pour le plan du 23 mai 2000 (plan 2000) et de 38 mois pour le plan du 12 mai 2005 (plan 2005), des options donnant droit à l souscription d'actions.

Les principales caractéristiques de ces plans et les bases de calcul sont récapitulées dans le tableau ci-dessous :

	Plan 2000		Plan 2005	Total
e de l'assemblée	23 mai 2000		12 mai 2005	
nbre total d'options pouvant être consenties	12 000 000		6 000 000	
e des premières attributions au titre de ce plan	1er septembre 2000	1er octobre 2001	1er octobre 2005	
ai d'exercice des options à compter de leur date d'attribution (sur la base de ches progressives)	6 ans	5 ans	5 ans	
de souscription en % de la moyenne des vingt séances de bourses précédant troi	80%	100%	100%	
de souscription (par action et en euros) des différentes attributions en vigueur :				
s bas	139,00	21,00	30,00	
s haut	139,00	40,00	55,00	
nbre d'actions au 31 décembre 2006 pouvant être souscrites sur des options cédemment consenties et non encore exercées	6 665 265		3 853 445	10 518 710
nbre de nouvelles options consenties au cours de l'exercice	Plan terminé		2 332 500	2 332 500
nbre d'options forcloses ou annulées en 2007	850 486		365 850	1 216 336
nbre d'options exercées en 2007	1 296 776 (1)		46 925 (2)	1 343 701
nbre d'actions au 31 décembre 2007 pouvant être souscrites sur des options cédemment consenties et non encore exercées	4 518 003 (3)		5 773 170 (4)	10 291 173
rée de vie moyenne pondérée résiduelle (en années)	1,68		3,84	

Au 31 décembre 2007, 834 959 options de souscription d'actions ont été levées au titre de l'attribution faite à 24 euros, 101 150 options au titre de tribution faite à 40 euros, 30 874 options au titre de l'attribution faite à 31 euros, 231 894 options au titre de l'attribution faite à 21 euros et 97 899 ions au titre de l'attribution faite à 27 euros.
Soit 45 825 options au titre de l'attribution faite à 30 euros et 1 100 options au titre de l'attribution faite à 43 euros.
Soit 752 350 actions au prix de 40 euros, 201 842 actions au prix de 31 euros, 2 455 161 actions au prix de 21 euros et 1 108 650 au prix de 27 euros.
Soit 1 574 870 actions au prix de 30 euros, 1 950 800 actions au prix de 43 euros, 323 000 actions au prix de 55 euros et 1 924 500 au prix de 44 euros.

Groupe n'est tenu par aucune obligation contractuelle ou implicite de racheter ou de régler les options en numéraire.
est rappelé que dans l'hypothèse d'une publication par Euronext d'un avis de recevabilité d'une Offre Publique visant la totalité des titres de capital des titres donnant accès au capital ou aux droits de vote de la Société, les titulaires d'options de souscription pourront – s'ils le souhaitent – lever ssitôt la totalité des options qui leur ont été consenties (ou le solde en cas de levée(s) partielle(s) déjà effectuée(s).

Juste valeur des options accordées et incidence sur les états financiers : En fonction des paramètres de calcul utilisés dans la détermination de la juste eur selon la méthode de « Black & Scholes » (décrits dans le tableau ci-après), la charge de l'exercice reconnue en « Autres produits et charges érationnels » s'élève à 19 millions d'euros. Le montant global restant à amortir entre 2008 et 2011 au titre des huit attributions s'élève à 29 millions euros.

Synthèse	Plan 2000				Plan 2005			
tes des attributions :	1er octobre 2003	1er avril 2004	1er octobre 2004	1er avril 2005	1er octobre 2005	1er octobre 2006	1er avril 2007	1er octobre 2007
mbres d'actions attribuées à l'origine :	1 406 000	566 000	3 634 500	1 623 000	1 915 500	2 067 000	400 000	1 932 500
x de souscription (par action et en euros) des férentes attributions en vigueur :	40	31	21	27	30	43	55	44
x de l'action à la date d'attribution :	35,88	31,19	19,09	27,06	32,59	41,84	57,00	42,98
mbre d'actions souscrites au 31/12/07 :	117 450	52 676	467 539	128 347	62 380	1 100		
ncipales conditions de marché à la date ttribution :								
latilité	37,0-38,0%	38,1-38,8%	37,5-38,5%	32,4-33,8%	27,4-29,4%	32,4-35,9%	31,7-32,7%	34,8-35,7%
rée de vie moyenne d'exercice de l'option nées)	3,5-4,25	3,5-4,25	3-4,25	3-4,25	3-4,25	3-4,25	3-4,25	3-4,25
ux d'intérêt sans risque	2,7-3,1%	2,8-3%	3-3,3%	2,2-2,9%	2,3-2,7%	3,5-3,6%	4,1-4,2%	4,1%
ux de dividendes attendu	1%	1%	1%	1%	1%	1%	1 ,5%	1,5%
nditions hors marché :								
ésence effective à la date d'exercice	oui	oui	oui	oui	oui	oui	oui	oui
tres	non	oui (1)	non	non	non	non	non	non
odèle de valorisation utilisé pour déterminer la te valeur des options	Modèle Black & Scholes							
urchette des justes valeurs en euros :	8,7-10,3	9,2-10,3	4,5-5,7	6,2-7,8	7,6-9,4	10,7-11,7	14,5-17,1	10,6-12,6
ombre d'actions au 31/12/07 pouvant être uscrites sur des options précédemment nsenties et non encore exercées :	752 350	201 842	2 455 161	1 108 650	1 574 870	1 950 800	323 000	1 924 500

(1) Le nombre définitif des options de souscription d'actions était fonction du pourcentage de réalisation par l'ensemble Sogeti d'un objectif de « résultat opérationnel brut ajusté ».

— Actions relatives aux accords signés lors de l'acquisition de l'activité conseil d'Ernst & Young (mai 2000) : Ces accords prévoyaient un dispositi de rétention sur une période maximum de cinq ans du personnel-clé de l'activité conseil d'Ernst & Young ayant rejoint le Groupe. Ce dispositif éta fondé sur l'acquisition progressive de la propriété des actions attribuées aux apporteurs des activités conseil d'Ernst & Young et pouvait conduire, e cas de départ du Groupe, à la restitution par la personne concernée d'une partie des actions lui ayant été attribuées en mai 2000. Les accords prévoyaien par ailleurs qu'une partie des actions ainsi restituées revenait de droit à Cap Gemini S.A. (ces actions faisant alors l'objet soit d'une annulation soi d'une vente), le solde des actions ainsi restituées étant retenu dans les entités locales auxquelles les salariés ayant quitté le Groupe étaient rattachés dan le cadre du dispositif de rétention (trusts et comptes bancaires) en vue de leur réattribution ultérieure à d'autres salariés du pays concerné. A noter qu certaines actions ayant été cédées, conformément aux dispositions des accords, préalablement à l'acquisition définitive de leur propriété par le bénéficiaires concernés ayant ultérieurement quitté le Groupe, ces entités se sont également vues restituer des liquidités (correspondant donc au produi de cession d'actions restituées) qui pouvaient, le cas échéant, être attribuées aux salariés du pays concerné sous forme de rémunération exceptionnelle Les réattributions d'actions de Cap Gemini S.A. dans le cadre de ce dispositif font l'objet de règles d'acquisition progressive de la propriété des dite actions selon un calendrier similaire à celui applicable aux options de souscription d'actions accordées par Cap Gemini S.A..
En 2007, ces entités ont attribué 18 700 actions de Cap Gemini S.A. à leurs salariés respectifs (principalement nord-américains). La charge 200 comptabilisée en « Autres produits et charges opérationnels » s'élève à 2,5 millions d'euros. Le montant global restant à amortir entre 2008 et 201 s'élève à 5 millions d'euros.
Il convient de noter que le nombre de titres pouvant faire l'objet d'une allocation est désormais très réduit (moins de 18 000 actions) et que ce mécanism n'est plus utilisé que très marginalement et arrive à son terme, la charge comptable s'étalant toutefois en fonction de la progressivité de l'acquisition de titres.

B) Programme de rachat d'actions. — Le programme de rachat d'actions a fait l'objet d'un descriptif publié le 22 mars 2007. La variation en 2007 de actions propres détenues au titre de ce programme (acquises exclusivement dans le cadre d'un contrat de liquidité mis en oeuvre à compter du 3 septembre 2005), est portée en déduction des capitaux propres consolidés 2007 pour un montant de 1 million d'euros.

C) Résultat par action.
— Résultat de base par action : Le résultat de base par action est calculé en divisant le résultat part du Groupe par le nombre moyen d'actions ordinaire en circulation au cours de l'exercice, diminué des actions propres. Le nombre moyen d'actions ordinaires est une moyenne annuelle pondérée ajusté du nombre d'actions ordinaires remboursées ou émises au cours de l'exercice.

	2005	2006	2007
Résultat part du Groupe (en millions d'euros)	141	293	44
Nombre moyen pondéré d'actions ordinaires	131 391 243	132 782 723	144 744 1
Résultat de base par action (en euros)	1,07	2,21	3,

L'augmentation du nombre moyen d'actions entre 2005 et 2006 résulte des émissions d'actions liées à l'exercice des options de souscription d'action détenues par les membres du personnel, au complément de prix Transiciel depuis août 2006 et à l'augmentation de capital du 6 décembre 2006 (l'impac de ces deux derniers éléments étant fortement réduit par l'application du prorata temporis).
L'augmentation du nombre moyen d'actions entre 2006 et 2007 résulte de l'exercice des options de souscription d'actions détenues par des membre du personnel et de l'impact sur une année complète du complément de prix Transiciel et de l'augmentation de capital du 6 décembre 2006.
— Résultat dilué par action : Le résultat dilué par action tient compte des instruments dilutifs en circulation à la clôture de l'exercice.
Le cours moyen de l'action pour l'exercice 2007 a été de 49,32 euros.
Au 31 décembre 2007, les instruments dilutifs inclus dans le calcul ci-dessous comprennent :
– les options de souscription d'actions détenues par les membres du personnel, considérées comme potentiellement dilutives lorsque le cours moye des actions ordinaires pendant la période excède le prix d'exercice des options de souscription d'actions augmenté de leur juste valeur ;
– les obligations convertibles émises le 16 juin 2005 (OCEANE 2005) qui sont dilutives car la charge d'intérêt comptabilisée, nette d'impôts, soit 1 millions d'euros, est inférieure pour chaque obligation au résultat de base par action (Cf. Note 16 « Trésorerie nette »).

	2005	2006	2007
Résultat part du Groupe (en millions d'euros)	141	293	44
Charge d'intérêt sur l'emprunt obligataire convertible OCEANE 2005 (nette d'impôts)	6	12	1
Résultat part du Groupe dilué (en millions d'euros)	147	305	45
Nombre moyen pondéré d'actions ordinaires (dilué) :			
Nombre moyen pondéré d'actions ordinaires	131 391 243	132 782 723	144 744 1
Ajustements :			
– conversion des obligations convertibles OCEANE 2003			
– conversion des obligations convertibles OCEANE 2005 (nombre moyen pondéré)	5 905 405	11 810 810	11 810 8
– exercice des bons d'attribution d'actions liées à l'acquisition du groupe Transiciel	315 790		
– Exercice des options de souscription d'actions détenues par le personnel	859 828	2 647 793	2 737 1
Nombre moyen pondéré d'actions ordinaires (dilué)	138 472 266	147 241 326	159 292 0
Résultat dilué par action (en euros)	1,06	2,07	2,

Les Obligations Convertibles émises le 24 juin 2003 (OCEANE 2003) :
– n'étaient pas dilutives au 31 décembre 2005 dans la mesure où la charge d'intérêt comptabilisée, nette d'impôts, pour chaque obligation était supérieur au résultat de base par action,

sont considérées non dilutives au 31 décembre 2006 et au 31 décembre 2007, bien que la charge d'intérêt comptabilisée, nette d'impôts (14 millions euros en 2006 et en 2007), soit inférieure pour chaque obligation au résultat de base par action (Cf. Note 16 "[U+x0093]Trésorerie nette"), dans la esure où le Groupe dispose d'une option d'achat d'actions, acquise en juin 2005, portant sur un nombre d'actions égal à la totalité des actions sous-jentes de l'OCÉANE 2003 (soit environ 9 millions d'actions) et visant à en neutraliser intégralement l'effet dilutif potentiel. Dès lors, les résultats s exercices 2006 et 2007 n'ont pas été retraités de la charge d'intérêt nette d'impôts des obligations convertibles (OCEANE 2003).

titre d'information il est précisé que dans l'hypothèse où les obligations convertibles émises le 24 juin 2003 seraient prises en compte, en tant 'instrument dilutif, pour le calcul du résultat dilué par action, le nombre moyen pondéré d'actions ordinaires serait de 156 260 933 au 31 décembre 06 et de 168 311 677 au 31 décembre 2007. Le résultat dilué par action s'élèverait alors à 2,04 euros par action en 2006 et à 2,78 euros par action en 2007.

Note 10. – Écarts d'acquisition et immobilisations incorporelles.

analyse par nature et les variations des écarts d'acquisition et immobilisations incorporelles s'analysent comme suit :

(En millions d'euros)	Écarts d'acquisition	Logiciels	Actifs incorporels générés en interne	Autres actifs incorporels	Total
eur brute :					
Au 1er janvier 2005	1 786	184	39	154	2 163
rts de conversion	41	10		13	64
quisitions/augmentations	1	19	2	5	27
ssions/diminutions	-5	-20		-13	-38
iations de périmètre	4	-16		-2	-14
tres mouvements		8		-16	-8
Au 31 décembre 2005	1 827	185	41	141	2 194
rts de conversion	-13	-3		-9	-25
quisitions/augmentations		13	9	8	30
ssions/diminutions		-59	-1	-15	-75
iations de périmètre	56			6	62
tres mouvements		-16	12	1	-3
Au 31 décembre 2006	1 870	120	61	132	2 183
rts de conversion	-149	-7		-16	-172
quisitions/augmentations		24	2	13	39
ssions/diminutions		-19			-19
iations de périmètre	878	8		74	960
tres mouvements		4	1	-2	3
Au 31 décembre 2007	2 599	130	64	201	2 994
nt location-financement				13	13
nortissements :					
Au 1er janvier 2005		119	28	33	180
rts de conversion		7		2	9
tations		44	7	16	67
ties		-19		-12	-31
iations de périmètre		-12		-1	-13
tres mouvements		2			2
Au 31 décembre 2005		141	35	38	214
rts de conversion		-3		-2	-5
tations		13	6	18	37
ties		-56	-1	-8	-65
iations de périmètre					
tres mouvements					
Au 31 décembre 2006		95	40	46	181
rts de conversion		-5		-4	-9

Dotations		18	5	31	5
Sorties		-17			-1
Variations de périmètre		4			
Autres mouvements		2		-1	
Au 31 décembre 2007		97	45	72	21
Dont location-financement				10	1
Dépréciation :					
Au 1er janvier 2005	12	8			2
Ecarts de conversion					
Dotations	6	3			
Variations de périmètre					
Autres mouvements					
Au 31 décembre 2005	18	11			2
Ecarts de conversion					
Dotations	3		-2	1	
Variations de périmètre					
Autres mouvements		-7	7		
Au 31 décembre 2006	21	4	5	1	3
Ecarts de conversion	-1				-
Dotations	2				
Variations de périmètre					
Autres mouvements					
Au 31 décembre 2007	22	4	5	1	3
Valeur nette :					
Au 31 décembre 2005	1 809	33	6	103	1 95
Au 31 décembre 2006	1 849	21	16	85	1 97
Au 31 décembre 2007	2 577	29	14	128	2 74
Dont location-financement				3	

· Le montant des acquisitions d'immobilisations incorporelles (39 millions d'euros en 2007) diffère de celui utilisé dans le tableau des flux de trésoreri (32 millions d'euros en 2007) du fait de l'exclusion dans ce dernier des acquisitions d'actifs détenus en location-financement (7 millions d'euros en 2007)

— Valeur des écarts d'acquisition :
– Valeur comptable des écarts d'acquisition par unité génératrice de trésorerie (zones géographiques et métier « Services informatiques de proximité pour Sogeti) :

(En millions d'euros)	31/12/2005			31/12/2006			31/12/2007		
	Valeur Brute	Dépréciation	Valeur Nette Comptable	Valeur Brute	Dépréciation	Valeur Nette Comptable	Valeur Brute	Dépréciation	Valeur Nette Comptable
Amérique du Nord	222		222	199		199	454		45
Royaume-uni	475	-4	471	483	-6	477	525	-7	51
Benelux	333	-12	321	319	-12	307	394	-12	38
France	136		136	136	-1	135	291	-1	29
Autres	203	-2	201	228	-2	226	339	-2	33
Sogeti	458		458	505		505	596		59
Total	1 827	-18	1 809	1 870	-21	1 849	2 599	-22	2 57

– Analyse de la variation des écarts d'acquisition sur la période : La variation de la valeur nette des écarts d'acquisition en 2007 résulte principalement de
- l'écart d'acquisition de 831 millions d'euros relatif à l'acquisition de Kanbay International Inc. (Cf. Note 2 « Evolution du périmètre »). Cet éca d'acquisition a été alloué pour 305 millions d'euros en Amérique du Nord, 172 millions d'euros en France, 90 millions d'euros au Royaume-Uni, 8 millions d'euros au Benelux, 72 millions d'euros en Allemagne et Europe Centrale, 54 millions d'euros aux pays Nordiques et 54 millions d'euros che Sogeti ;
- l'écart d'acquisition de 44 millions d'euros relatif à l'acquisition de Software Architects Inc. le 1er mars 2007 ;
- l'écart de conversion négatif de 149 millions d'euros sur les écarts d'acquisition libellés en devises étrangères.

valuation des écarts d'acquisition au 31 décembre 2007 : Dans le cadre du contrôle de la valeur des écarts d'acquisition, un test de dépréciation des té mené au 31 décembre 2007 en application de la procédure mise en place par le Groupe. Cette procédure, s'appuyant principalement sur la méthode flux nets futurs de trésorerie actualisés, consiste en l'évaluation de la valeur recouvrable de chaque entité générant ses flux propres de trésorerie.
s principales hypothèses utilisées pour déterminer la valeur des unités génératrices de trésorerie sont les suivantes :
éthode de valorisation de l'unité génératrice de trésorerie : Valeur d'utilité ;
ombre d'années sur lequel les flux de trésorerie sont estimés et projetés à l'infini : 5 ans ;
ux de croissance à long terme : 3% ;
ux d'actualisation : 10,2% pour l'Amérique du Nord et 10,1% pour les autres unités génératrices de trésorerie.

résultat de ces tests de dépréciation n'a pas conduit au 31 décembre 2007 à la reconnaissance de pertes de valeur significatives.

Note 11. – Immobilisations corporelles.

nalyse par nature et les variations d'immobilisations corporelles s'analysent comme suit :

(En millions d'euros)	Terrains, constructions et agencements	Matériels informatiques	Autres actifs corporels	Total
eur brute :				
u 1er janvier 2005	461	525	128	1 114
rts de conversion	13	17	3	33
quisitions /augmentations	16	89	10	115
sions/diminutions	-79	-135	-15	-229
iations de périmètre	-2	-54	-1	-57
res mouvements	19	-3	-9	7
u 31 décembre 2005	428	439	116	983
rts de conversion	-2	-5	-1	-8
quisitions /augmentations	18	100	13	131
sions/diminutions	-41	-145	-5	-191
iations de périmètre	1			1
res mouvements	3	-9	-4	-10
u 31 décembre 2006	407	380	119	906
rts de conversion	-16	-15	-2	-33
quisitions /augmentations	35	111	23	169
sions/diminutions	-35	-63	-9	-107
iations de périmètre	49	24	4	77
res mouvements	7	-4	-3	
u 31 décembre 2007	447	433	132	1 012
t location-financement	106	161	7	274
ortissements :				
u 1er janvier 2005	204	364	97	665
rts de conversion	9	11	1	21
ations	40	80	10	130
rises	-63	-117	-13	-193
iations de périmètre		-39	-1	-40
res mouvements	5	-2	-5	-2
u 31 décembre 2005	195	297	89	581
rts de conversion	-1	-2	-1	-4
ations	36	86	9	131
rises	-28	-136	-5	-169
iations de périmètre				
res mouvements	-10		-1	-11
u 31 décembre 2006	192	245	91	528
rts de conversion	-9	-10		-19

Dotations	37	91	10	13
Reprises	-31	-59	-8	-9
Variations de périmètre	6	11	1	1
Autres mouvements	3	-2	-1	
Au 31 décembre 2007	198	276	93	56
Dont location-financement	33	85	6	12
Dépréciation :				
Au 31 décembre 2005	3			
Au 31 décembre 2006	3			
Au 31 décembre 2007	3			
Valeur nette :				
Au 31 décembre 2005	230	142	27	39
Au 31 décembre 2006	212	135	28	37
Au 31 décembre 2007	246	157	39	44
Dont location-financement	73	76	1	15

Le montant des acquisitions d'immobilisations corporelles (169 millions d'euros en 2007) diffère de celui utilisé dans le tableau des flux de trésoreri (117 millions d'euros en 2007) du fait de l'exclusion dans ce dernier des acquisitions d'actifs détenus en location-financement (52 millions d'euros e 2007).

Note 12. – Impôts différés.

I. Impôts différés actifs et passifs reconnus :

A) Analyse par échéance (en millions d'euros) :

Au 31 décembre	2005	2006	2007
Impôts différés actifs :			
– Impôts différés actifs recouvrables à plus d'un an	737	761	7[illegible]
– Impôts différés actifs recouvrables à moins d'un an	91	127	1[illegible]
Total impôts différés actifs	828	888	9[illegible]
Impôts différés passifs :			
– Impôts différés passifs à plus d'un an	105	108	1[illegible]
– Impôts différés passifs à moins d'un an	16	10	[illegible]
Total impôts différés passifs	121	118	1[illegible]

B) Variation des impôts différés actifs et passifs :

(En millions d'euros)	Impôts différés actifs sur déficits fiscaux reportables	Impôts différés actifs sur l'apport des activités conseil d'Ernst & Young	Impôts différés actifs sur différences temporelles	Total impôts différés actifs	Total impôts différés passifs
Au 1er janvier 2007	583	125	180	888	-11
Variations de périmètre			1	1	-3
Ecarts de conversion		-13	-7	-20	
Impôts différés constatés en résultat	18		7	25	
Impôts différés constatés en capitaux propres			13	13	
Au 31 décembre 2007	601	112	194	907	-1[illegible]

Les impôts différés relatifs aux variations de périmètre (32 millions d'euros) concernent les acquisitions de l'année notamment Kanbay Internation Inc. et Software Architects Inc. (Cf. Note 2 « Evolution du périmètre ») et sont principalement relatifs aux actifs incorporels amortissables.
Le détail des impôts différés constatés en résultat (30 millions d'euros) est présenté en Note 8 « Impôts ».
La charge d'impôts différés constatée en capitaux propres (15 millions d'euros) porte essentiellement sur des écarts actuariels eux-mêmes constatés e capitaux propres (Cf. « Etat des produits et des charges comptabilisés »).

Impôts différés actifs sur l'apport des activités conseil d'Ernst & Young en Amérique du Nord : L'apport en 2000 des activités conseil nord-américaines :rnst & Young permet au Groupe d'amortir fiscalement sur 15 ans la différence entre le prix de la transaction pour ces activités et la valeur fiscale : actifs et passifs acquis (soit 2 719 millions d'euros au 31 décembre 2007), ce qui représente une économie d'impôt sur les sociétés aux taux actuels mpôt d'environ 1 060 millions d'euros. Au cours des derniers exercices, cet amortissement est venu augmenter totalement ou partiellement les déficits :aux, lesquels sont reportables sur une durée de 20 ans.
valeur de l'actif d'impôts différés est évaluée en tenant compte d'une estimation des résultats taxables des activités nord-américaines du Groupe sur 5 prochaines années, sur la base de taux de croissance et de rentabilité jugés raisonnables. L'actif d'impôts différés de 165 millions de dollars éricains (soit 112 millions d'euros au 31 décembre 2007) précédemment reconnu n'a pas été réévalué au 31 décembre 2007. En effet, les profits ables générés en 2007 par les activités nord-américaines du Groupe ont été entièrement compensés par la charge fiscalement déductible liée au ement par le Groupe des stock-options de Kanbay. En outre, il a été jugé préférable de consolider l'amélioration de la profitabilité des activités nord-éricaines avant de procéder à une réévaluation de l'actif d'impôts différés.
conséquence, le solde des impôts différés actifs non reconnus s'élève à 948 millions d'euros au 31 décembre 2007.
Impôts différés actifs sur déficits fiscaux reportables en France : La réorganisation des activités nord-américaines a conduit la société à reconnaître 2002 une moins-value fiscale nette à court terme dont le montant s'élevait à 2,8 milliards d'euros. Depuis le 31 décembre 2003, le déficit fiscal respondant est reportable indéfiniment sur les résultats fiscaux futurs générés en France.
chaque clôture, cet actif d'impôt différé est réévalué en tenant compte d'une estimation du résultat fiscal au titre des 15 prochaines années. Cette valuation a été réalisée en retenant des taux de croissance et de rentabilité jugés raisonnables et en utilisant les paramètres de visibilité suivants :
econnaissance de 100% de l'utilisation sur les 5 premières années. La sixième année, les utilisations probables font l'objet d'une provision au taux faitaire de 35%, taux en augmentation de 5 points sur les années suivantes et, ceci jusqu'à 70%. Ce taux est porté à 100% au-delà de la quinzième année ;
modèle de réévaluation repose sur une diminution progressive de la visibilité sur la réalisation des estimations avec le temps, de façon à ce que le ntant de l'impôt différé actif ainsi reconnu soit consommé :
hauteur de 60% environ au cours des 5 premières années ;
hauteur des 40% restants sur la période allant de la sixième à la quinzième année.
31 décembre 2007, l'actif d'impôt différé reconnu en France correspondant s'élève à 545 millions d'euros (à comparer à 522 millions d'euros au décembre 2006), soit une réévaluation de 81 millions d'euros et une utilisation de 58 millions d'euros. Le solde des impôts différés actifs non reconnus lève au 31 décembre 2007 à 45 millions d'euros.
Autres impôts différés actifs reconnus sur déficits fiscaux reportables : Le montant total des actifs d'impôts différés reconnus sur déficits fiscaux ortables au niveau du Groupe, en dehors de l'impôt différé actif reconnu en France, s'élève à 56 millions d'euros et concerne la Suède et la Norvège ır 28 millions d'euros, l'Allemagne pour 20 millions d'euros, la Belgique pour 3 millions d'euros et d'autres pays pour 4 millions d'euros.

Analyse par nature : Les impôts différés actifs reconnus au 31 décembre 2007 peuvent être détaillés comme suit (en millions d'euros) :

Au 31 décembre	2007
;ficits fiscaux reportables	539
pport des activités conseil d'Ernst et Young	112
ovisions pour retraites et engagements assimilés	100
ıtres	40
Total impôts différés actifs recouvrables à plus d'un an	791
;ficits fiscaux reportables	62
ovisions pour retraites et engagements assimilés	16
fférentiels d'amortissement	9
ıtres	29
Total impôts différés actifs recouvrables à moins d'un an	116
Total impôts différés actifs reconnus	907

; impôts différés passifs au 31 décembre 2007 peuvent être détaillés comme suit (en millions d'euros) :

Au 31 décembre	2007
traitement de l'amortissement des écarts d'acquisition fiscalement déductibles	50
traitement de l'amortissement des relations clients	23
mposantes capitaux propres des emprunts obligataires convertibles (OCEANE 2003 et 2005)	16
traitements des contrats de location-financement	13
ovisions	13
ıtres	13
Total impôts différés passifs à plus d'un an	128
évaluation des encours de production	9
ıtres	1
Total impôts différés passifs à moins d'un an	10
Total impôts différés passifs	138

Impôts différés actifs non reconnus : Les impôts différés actifs non reconnus s'analysent comme suit (en millions d'euros) :

Au 31 décembre	2005	2006	2007
Impôts différés sur déficits fiscaux reportables	524	437	36
Impôts différés sur l'apport des activités conseil d'Ernst et Young	1 183	1 058	94
Impôts différés sur différences temporelles	380	188	18
Total	2 087	1 683	1 50

Au 31 décembre 2007, les impôts différés actifs non reconnus proviennent essentiellement de l'Amérique du Nord pour 1 184 millions d'euros (don 948 millions d'euros relatifs à l'apport des activités conseil Ernst & Young, 151 millions d'euros d'impôts différés sur déficits reportables et 85 million d'euros d'impôts différés sur différences temporelles).
Les impôts différés actifs non reconnus sur déficits fiscaux reportables (369 millions d'euros) portent essentiellement sur l'Amérique du Nord pour u montant de 151 millions d'euros, sur la France pour un montant de 45 millions d'euros et sur l'Italie pour 40 millions d'euros au 31 décembre 2007.
Les impôts différés actifs non reconnus sur différences temporelles au 31 décembre 2007 sont relatifs à :
— des provisions pour retraites et engagements assimilés (72 millions d'euros), essentiellement au Royaume-Uni ;
— des reconnaissances différées de chiffre d'affaires entre les comptes statutaires et les comptes consolidés (30 millions d'euros) ;
— des différences de méthodes de capitalisation et d'amortissement d'immobilisations entre les comptes statutaires et les comptes consolidés (9 million d'euros) ;
— des restructurations (8 millions d'euros), des provisions (12 millions d'euros) et d'autres éléments divers (52 millions d'euros).

III. Echéancier des déficits fiscaux reportables : L'assiette des déficits fiscaux reportables s'analyse comme suit (en millions d'euros) :

Au 31 décembre	2005		2006		2007	
	Montant	%	Montant	%	Montant	%
N+1	3		62	2	82	
N+2	69	2	57	1	69	
N+3	48	1	64	2	9	
N+4	43	1	8		14	
N+5	9		16		5	
Plus de 5 ans	4 442	96	4 202	95	4 033	9
Total	4 614	100	4 409	100	4 212	10

Il convient de noter que les déficits fiscaux reportables ne comprennent pas les amortissements futurs fiscalement déductibles relatifs à l'écart d'acquisitio des activités conseil d'Ernst & Young s'élevant à 1 284 millions d'euros au 31 décembre 2007.

Note 13. – Autres actifs non courants.

Les autres actifs non courants s'analysent comme suit (en millions d'euros) :

Au 31 décembre	2005	2006	2007
Titres de sociétés mises en équivalence			2
Titres de sociétés non consolidées	5	140	
Créances de carry-back	116	121	
Dépôts et autres créances à long terme	32	23	3
Instruments dérivés		3	
Divers	11	8	3
Total	164	295	9

— Titres de sociétés mises en équivalence : Les titres de sociétés mises en équivalence correspondent essentiellement à 48,6% de SSS Holding Corporatio Ltd, acquis au travers de l'acquisition de Kanbay International Inc.
— Titres de sociétés non consolidées : L'évolution du poste par rapport au 31 décembre 2006 résulte principalement de l'acquisition de la société Kanba dans la mesure où le Groupe avait déjà fait l'acquisition, en octobre 2006, de 14,7% du capital et classé cet investissement en «Autres actifs non couran - Titres de sociétés non consolidés » pour 132 millions d'euros. Le Groupe a finalisé cette acquisition le 8 février 2007 et consolidé globalement po la première fois la société dans les comptes consolidés 2007 (Cf. Note 2 « Evolution du périmètre »).
— Créances de carry-back : Les 26 juin 2003 et 28 juin 2004, Cap Gemini S.A. a cédé pour respectivement 74 et 33 millions d'euros à un établisseme de crédit une créance de 90 millions d'euros et un complément de créance de 39 millions d'euros détenus sur le Trésor Public (Cf. Note 16 « Trésoreri nette » II c). Ces créances figurant précédemment en « Autres actifs non courants » ont été reclassées, au 31 décembre 2007, en « Autres créanc courantes et d'impôts » en raison de leur maturité (Juin 2008).
— Dépôts et autres créances à long terme : Les dépôts et autres créances à long terme comprennent les prêts "aides à la construction" en France, l contributions sur plans de retraites au Canada, les dépôts et cautionnements et les autres créances à long terme.
— Instruments dérivés : Les instruments dérivés sont constitués de contrats de couverture des risques de taux d'intérêt et de change. Ils sont détaill dans la Note 16-III « Trésorerie nette » pour les couvertures concernant les dettes financières, et dans la Note 24 « Comptabilité de couverture » po les couvertures opérationnelles de flux futurs de trésorerie.

Divers : Le poste est essentiellement composé de créances clients à plus d'un an dans le cadre du contrat Schneider Electric pour 25 millions d'euros France.

Note 14. – Clients et comptes rattachés.

: clients et comptes rattachés s'analysent comme suit (en millions d'euros) :

Au 31 décembre	2005	2006	2007
nts	1 337	1 459	1 542
visions pour créances douteuses	-33	-25	-14
tures à émettre	467	530	694
vaux en cours	27	99	96
otal	1 798	2 063	2 318

total des créances clients et factures à émettre, nettes des avances et acomptes reçus, en nombre de jours de chiffre d'affaires, s'analyse comme suit millions d'euros) :

Au 31 décembre	2005	2006	2007
nts et comptes rattachés hors travaux en cours	1 771	1 964	2 222
nces et acomptes reçus des clients	-609	-683	-743
'otal des créances clients nettes des avances et acomptes reçus	1 162	1 281	1 479
nombre de jours de chiffre d'affaires	60	60	61

Au 31 décembre (En millions d'euros)	2005	2006	2007
: – impôts sur les sociétés	21	20	31
: et organismes sociaux	70	55	56
rges constatées d'avance	134	118	134
ances de carry -back			127
ers	25	21	26
'otal	250	214	374

Créances de carry-back : Ces créances, qui figuraient précédemment en « Autres actifs non courants », ont été reclassées, au 31 décembre 2007, en utres créances courantes et d'impôts » en raison de leur maturité (Juin 2008).

Note 16. – Trésorerie nette.

trésorerie nette est constituée de la trésorerie disponible, diminuée des dettes financières à court et long terme ainsi que des instruments dérivés squ'ils se rapportent à des éléments de nature financière.

Au 31 décembre (En millions d'euros)		2005	2006	2007
sorerie	I	2 136	2 859	2 151
tes financières	II	-1 231	-1 224	-1 245
ruments dérivés	III	-1	-3	-17
'résorerie nette		904	1 632	889

'résorerie. — Dans le tableau des flux de trésorerie consolidés, la trésorerie s'analyse comme la somme des placements à court terme et du disponible banque diminuée des découverts bancaires.

Au 31 décembre (En millions d'euros)	2005	2006	2007
cements à court terme	1 805	2 460	1 594
ıques	416	442	648
couverts bancaires	-85	-43	-91

Trésorerie	2 136	2 859	2 1[illegible]

Au 31 décembre 2007, les placements à court terme sont principalement composés de billets de trésorerie et certificats de dépôts.
Sur l'exercice 2007, la diminution de la trésorerie s'explique principalement par les décaissements réalisés pour l'acquisition de sociétés (828 million d'euros de décaissements nets des trésoreries acquises) et notamment de la société Kanbay International Inc. (754 millions d'euros de décaissement ne de la trésorerie acquise). Exclusion faite des décaissements nets liés aux acquisitions, la trésorerie a progressé au cours de l'année, les flux de trésoreri d'exploitation (497 millions d'euros) ayant plus que compensé les décaissements de l'exercice au titre :
— des acquisitions d'immobilisations corporelles et incorporelles pour 149 millions d'euros ;
— des dividendes pour 101 millions d'euros ;
— des remboursements des dettes financières, nets des augmentations, à hauteur de 95 millions d'euros.

II. Dettes financières :
— A. Analyse des dettes financières : Les dettes financières s'analysent entre long terme et court terme comme suit (en millions d'euros) :

Au 31 décembre		2005	2006	2007
Emprunts Obligataires Convertibles ou Echangeables en Actions Nouvelles ou Existantes (OCEANE 2003 et 2005)	(a)	814	838	8[illegible]
Dettes liées aux contrats de location-financement	(b)	124	107	1[illegible]
Autres dettes financières	(c)	207	215	[illegible]
Dettes financières à long terme		1 145	1 160	1 0[illegible]
Dettes liées aux contrats de location-financement	(b)	50	49	[illegible]
Dettes bancaires ou assimilées	(d)	8	6	
Billets de Trésorerie		15		
Autres dettes financières	(c)	13	9	1[illegible]
Dettes financières à court terme (1)		86	64	1[illegible]
Total des dettes financières		1 231	1 224	1 2[illegible]

(1) Les dettes financières à court terme comprennent à la fois la part à moins d'un an des endettements à long terme ainsi que des dettes financièr dont la durée est inférieure à un an.

a) Emprunts Obligataires Convertibles ou Echangeables en Actions Nouvelles ou Existantes de la Cap Gemini S.A. (OCEANE).
OCEANE 2005 émise le 16 juin 2005. — Le 16 juin 2005, Cap Gemini S.A. a procédé à l'émission d'un Emprunt Obligataire Convertible ou Echangeabl en Actions Nouvelles ou Existantes, ayant pour date de jouissance le 24 juin 2005 et pour échéance le 1er janvier 2012 (OCEANE 2005).
Le montant nominal de l'emprunt s'élève à 437 millions d'euros et il est représenté par 11 810 810 obligations d'une valeur nominale unitaire de 3 euros. Les obligations portent intérêt au taux nominal annuel de 1%.
Les conditions et modalités de cet emprunt sont détaillées dans la note d'opération ayant obtenu le visa de l'AMF n°05-564 en date du 16 juin 2005.
— Résumé des principales caractéristiques de l'OCÉANE 2005 :
Conversion et/ou échange des Obligations en actions : A tout moment, à compter du 24 juin 2005, et au plus tard le septième jour ouvré précédant l 1er janvier 2012.
Amortissement normal : Le 1er janvier 2012 par remboursement au prix de 41,90 euros par Obligation, soit environ 113,2% de la valeur nominale de Obligations.
Amortissement anticipé au gré de la Société :
– à tout moment, sans limitation de prix ni de quantité, pour tout ou partie des obligations, soit par des rachats en bourse ou hors bourse, soit par offre publiques de rachat ou d'échange ;
– à compter du 24 juin 2009 et jusqu'au 31 décembre 2011, pour la totalité des obligations restant en circulation, à un prix de remboursement anticip déterminé de manière à ce qu'il assure un taux de rendement actuariel brut identique à celui qu'il aurait obtenu en cas de remboursement à l'échéanc soit un taux de 2,875 %, majoré des intérêts courus, si le produit (i) du ratio d'attribution d'actions en vigueur et (ii) de la moyenne arithmétique de premiers cours cotés de l'action ordinaire de la Société sur le marché Eurolist d'Euronext Paris S.A. durant une période de 20 jours de bourse consécuti au cours desquels l'action est cotée, excède 130% de ce prix de remboursement anticipé. Cet amortissement anticipé peut être réalisé soit par conversio soit en numéraire au gré des porteurs d'obligations ;
– à tout moment, pour la totalité des obligations restant en circulation, si moins de 10% des obligations émises restent en circulation.
Amortissement anticipé au gré des porteurs : En cas de changement de contrôle, tout porteur d'obligations pourra demander le remboursement anticip de tout ou partie de ses obligations.
Exigibilité anticipée : A l'initiative de la majorité des porteurs d'obligations, notamment en cas de non-paiement de sommes dues, de manquement d'autres obligations contenues dans la documentation (sous réserve, le cas échéant, de périodes de "grâce"), de défauts croisés (au-delà d'un seu minimum de manquement), de liquidation, dissolution ou de cession totale des actifs de la Société, ainsi qu'en cas de cessation de la cotation des action ordinaires de la Société sur le marché Eurolist d'Euronext Paris S.A.
A noter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. ne constituerait pas une condition d'exigibilité anticipé des obligations et serait sans incidence sur le taux d'intérêt qui leur est applicable.
Maintien de l'emprunt à son rang : Cap Gemini S.A. s'est engagée à maintenir les obligations à un rang identique à toutes les autres obligation négociables qui pourraient être émises par la Société ("pari passu").
Comptabilisation de l'OCÉANE 2005 : Au 31 décembre 2007, la composante dette de l'OCÉANE 2005 s'élève à 426 millions d'euros (411 million d'euros au 31 décembre 2006).
Le montant de la charge d'intérêt notionnelle annuelle comptabilisée au titre de l'OCÉANE 2005 s'élève à 19 millions d'euros, contre un coupo effectivement décaissé de 4 millions d'euros, au taux d'intérêt nominal de l'emprunt (1%). La charge d'intérêt notionnelle est calculée sur la base d'u taux d'intérêt effectif de 4,8% correspondant au taux de marché auquel le Groupe aurait pu émettre au même moment un emprunt sans option d conversion (soit 4,5%), et après prise en compte des frais d'émission.
OCEANE 2003 émise le 24 juin 2003. — Le 24 juin 2003, Cap Gemini S.A. a procédé à l'émission d'un Emprunt Obligataire Convertible ou Echangeabl en Actions Nouvelles ou Existantes, ayant pour date de jouissance le 2 juillet 2003 et pour échéance le 1er janvier 2010 (OCEANE 2003).
Le montant nominal de l'emprunt s'élève à 460 millions d'euros et il est représenté par 9 019 607 obligations d'une valeur nominale unitaire de 5 euros. Les obligations portent intérêt à un taux de 2,5% l'an.

conditions et modalités de cet emprunt sont détaillées dans la note d'opération ayant obtenu le visa de l'AMF n°03–607 en date du 24 juin 2003.
te OCEANE a fait l'objet d'un contrat d'échange de taux d'intérêt conclu en 2004 et réaménagé en 2006 au titre duquel Cap Gemini S.A. est payeur n taux variable Euribor 3 mois postfixé contre le taux fixe de l'OCÉANE de 2,5%. Ses caractéristiques sont détaillées ci-après (cf. « III. Instruments ivés »).
Résumé des principales caractéristiques de l'OCÉANE 2003 :
ıversion et/ou échange des obligations en actions : A tout moment à compter du 11 août 2003 et au plus tard le septième jour ouvré précédant le 1er vier 2010.
ıortissement normal : Les obligations seront amorties en totalité le 1er janvier 2010 par remboursement au pair en numéraire.
ıortissement anticipé au gré de la Société :
tout moment, sans limitation de prix ni de quantité, pour tout ou partie des obligations, soit par des rachats en bourse ou hors bourse, soit par offres liques de rachat ou d'échange,
compter du 2 juillet 2007 et jusqu'au septième jour ouvré précédant le 1er janvier 2010, pour la totalité des obligations restant en circulation, à un x de remboursement anticipé égal au pair, majoré des intérêts courus, si le produit (i) du ratio d'attribution d'actions en vigueur et (ii) de la moyenne hmétique des premiers cours cotés de l'action ordinaire de la Société sur le marché Eurolist d'Euronext Paris S.A. durant une période de 20 jours de ırse consécutifs, excède 125% de ce prix de remboursement anticipé. Cet amortissement anticipé peut être réalisé soit par conversion soit en numéraire gré des porteurs d'obligations.
ıortissement anticipé au gré des porteurs : En cas de changement de contrôle, tout porteur d'obligations pourra demander le remboursement anticipé out ou partie de ses obligations.
gibilité anticipée : A l'initiative de la majorité des porteurs d'obligations, notamment en cas de non-paiement de sommes dues, de manquement à utres obligations contenues dans la documentation (sous réserve, le cas échéant, de périodes de [U+x0093]grâce[U+x0094]), de défauts croisés (au-à d'un seuil minimum de manquement), de liquidation, dissolution ou de cession totale des actifs de la Société, ainsi qu'en cas de cessation de la ation des actions ordinaires de la Société sur le marché Eurolist d'Euronext Paris S.A.
oter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. ne constituerait pas une condition d'exigibilité anticipée obligations et serait sans incidence sur le taux d'intérêt qui leur est applicable.
intien de l'emprunt à son rang : Cap Gemini S.A. s'est engagée à maintenir les obligations à un rang identique à toutes les autres obligations ociables qui pourraient être émises par la Société ([U+x0093]pari passu[U+x0094]).

nptabilisation de l'OCÉANE 2003 : Au 31 décembre 2007, la composante dette de l'OCÉANE 2003 s'élève à 438 millions d'euros (427 millions uros au 31 décembre 2006).
montant de la charge d'intérêt notionnelle annuelle comptabilisée au titre de l'OCÉANE 2003 s'élève à 22 millions d'euros, contre un coupon ectivement décaissé de 11,5 millions d'euros, au taux d'intérêt nominal de l'emprunt (2,5%). La charge d'intérêt notionnelle est calculée sur la base n taux d'intérêt effectif de 5,1% correspondant au taux de marché auquel le Groupe aurait pu émettre au même moment un emprunt sans option de version (soit 4,8%), et après prise en compte des frais d'émission.

Dettes liées aux contrats de location-financement. — Au 31 décembre 2007, les dettes liées aux contrats de location-financement concernent ıcipalement les financements de l'Université du Groupe « Les Fontaines » située à Gouvieux (France) et des investissements en matériels informatiques lisés par Cap Gemini UK Plc et New Horizons System Solutions LP (Canada).

(En millions d'euros)	Antériorité maximale	Echéance maximale	Taux d'intérêt effectif	31/12/2007
versité Cap Gemini (les fontaines)	Octobre 2002	Juillet 2014	Euribor 3 mois+0,75%	59
Gemini UK Plc	Octobre 2000	Octobre 2012	Fixe (9,8%)	37
v Horizons System Solutions LP	Juillet 2003	Janvier 2012	Fixe (6,1%)	16
res	Janvier 2001	Juin 2014		38
'otal dettes à court et long terme				150

Autres dettes financières. — Au 31 décembre 2007, les 225 millions d'euros d'autres dettes financières comprennent :
la valeur actuelle de l'option de vente dont bénéficie le groupe TXU dans le cadre du contrat d'infogérance signé en mai 2004 et pour une période 10 ans (63 millions d'euros) ;
une dette envers la société TXU résultant de l'application des termes du contrat (17 millions d'euros) ;
la valeur actuelle de l'option de vente dont bénéficie la société Hindustan Lever Limited dans le cadre de l'acquisition de Cap Gemini Business vices India Ltd. (9 millions d'euros) ;
un emprunt souscrit auprès d'un établissement financier suédois en 2004 (1 million d'euros) ;
a contrepartie de la reconnaissance au bilan des créances de carry-back (127 millions d'euros) (Cf. Note 15 « Autres créances courantes et d'impôts ») ;
des intérêts courus et non échus au 31 décembre 2007 relatifs aux OCEANE 2003 et 2005 (8 millions d'euros).

Dettes bancaires ou assimilées. — Les dettes bancaires ou assimilées correspondent principalement à des tirages par les sociétés opérationnelles du ›upe sur des lignes de crédit bancaire. Ces lignes de crédit bénéficient dans certaines circonstances de la garantie de Cap Gemini S.A.

Crédit syndiqué conclu par Cap Gemini S.A. — Le 14 novembre 2005, Cap Gemini S.A. a conclu avec un groupe de banques une ligne de crédit ltidevises de 500 millions d'euros remboursable au plus tard le 14 novembre 2010. Suite à l'exercice par la Société, le 14 septembre 2006, de l'option xtension d'un an prévue au contrat (extension qui a été acceptée par les banques le 27 octobre 2006), cette ligne est désormais remboursable au plus d le 14 novembre 2011.
conditions de tirage de cette ligne sont les suivantes :
une marge de 0,50% à ce jour (au-dessus de l'Euribor ou du Libor 1 à 12 mois), à laquelle s'ajoute, au-delà d'un certain niveau d'utilisation de la ıe, une commission d'utilisation comprise entre 0,025% et 0,050%. Cette marge peut évoluer à la hausse et à la baisse en fonction de la notation de dit de Cap Gemini S.A. ;
une commission de non-utilisation de 35% de la marge (soit 0,175% à ce jour) pouvant être réduite à 30% en cas de hausse de la notation de Cap mini S.A.
oter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. serait sans incidence sur la disponibilité de cette ligne.
titre de cette ligne, Cap Gemini S.A. s'est engagée à respecter les ratios financiers (définis en normes IFRS) suivants :
un ratio d'endettement net rapporté à la situation nette consolidée qui doit être inférieur à tout moment à 1 ;

— un ratio de couverture du coût de l'endettement financier (net) ajusté de certains éléments par la marge opérationnelle consolidée qui doit êtr supérieur ou égal à 3 au 31 décembre et au 30 juin de chaque année (sur la base des 12 derniers mois écoulés).
Il est précisé qu'au 31 décembre 2007, le Groupe respectait ces ratios financiers.
La ligne de crédit comporte des engagements qui limitent la capacité de la Société et de ses filiales à engager certaines opérations, et notamment :
— la création de sûretés sur leurs actifs ;
— les opérations de cession d'actifs et les fusions ou opérations assimilées.
Cap Gemini S.A. s'est en outre engagée à respecter certaines clauses habituelles, notamment le maintien de la ligne de crédit au même rang que le autres dettes financières du Groupe de même nature ("pari passu").
Enfin, cette ligne de crédit contient des dispositions habituelles concernant l'exigibilité anticipée, notamment en cas de non-paiement de sommes dues de fausse déclaration ou de manquement à d'autres obligations afférentes aux contrats de crédit (sous réserve, le cas échéant, de périodes de "grâce") en cas de défauts croisés (au-delà d'un seuil minimum de manquement), d'insolvabilité et de procédures de dépôt de bilan, de changement de contrôl ou de survenance d'événement ayant un impact négatif significatif sur la situation financière du Groupe.
A ce jour, cette ligne n'a fait l'objet d'aucun tirage.

— B. Analyse de la variation des dettes financières dans le tableau des flux de trésorerie : L'augmentation des dettes financières dans le tableau de flux de trésorerie (37 millions d'euros) s'explique principalement par l'augmentation de la composante dette des emprunts obligataires (26 million d'euros). Il convient de noter que les augmentations des dettes liées aux acquisitions des immobilisations en location-financement ne sont pas prises e compte dans le tableau des flux de trésorerie (59 millions d'euros).
Le remboursement des dettes financières dans le tableau de flux de trésorerie (132 millions d'euros) s'explique principalement par le paiement d dettes liées aux contrats de location-financement (62 millions d'euros) ainsi que le remboursement au premier trimestre 2007 d'un emprunt figuran dans la situation nette de Kanbay International Inc. lors de son acquisition (70 millions d'euros).

— C. Principales caractéristiques des dettes financières : Pour l'exercice 2007, le taux d'intérêt effectif sur l'encours moyen des dettes financières d Groupe ressort à 5,4% (5,3% en 2006).
Au 31 décembre 2007, la part des dettes à taux fixe est de 62%, celle des dettes à taux variable plafonné de 35%, le solde étant à taux variabl (respectivement 59% et 35% en 2006).

Analyse de la sensibilité du coût de l'endettement financier net à une hausse des taux. — L'effet sur le coût de l'endettement financier brut d'un augmentation théorique moyenne annuelle des taux d'intérêt de 100 points de base rapportée à une position moyenne annuelle de dettes financières es non significatif pour l'exercice 2007 (1 million d'euros en 2006 et 6 millions d'euros en 2005).
Par ailleurs, l'effet sur les produits de trésorerie et d'équivalents de trésorerie d'une hausse théorique moyenne annuelle des taux d'intérêt de 100 point de base rapportée à une position moyenne annuelle de trésorerie et d'équivalents de trésorerie est estimé à 17 millions d'euros pour l'exercice 2007 (2 millions d'euros en 2006 et 14 millions d'euros en 2005).
Il en résulte un effet théorique positif estimé à 17 millions d'euros sur le coût de l'endettement financier net de l'exercice 2007 (19 millions d'euros e 2006 et 8 millions d'euros en 2005).
A l'inverse, une baisse des taux d'intérêt de 100 points de base aurait, pour l'exercice 2007, une incidence négative de 17 millions d'euros sur le résulta financier du Groupe.

Taux d'intérêt effectifs par devises :

	Au 31/12/2007							
	Euro		Dollar Américain		Livre Sterling		Autres Montant	Total Montant
	TIE	Montant	TIE	Montant	TIE	Montant		
	%	Millions d'euros	%	Millions d'euros	%	Millions d'euros	Millions d'euros	Millions d'euros
OCEANE 2003	5,1%	438						43
OCEANE 2005	4,8%	426						42
Dettes bancaires ou assimilées							6	
Dettes liées aux contrats de location-financement	5,3%	87	6,3%	8	9,8%	37	18	15
Autres dettes financières	4,0%	145	7,5%	80				22
Total des dettes financières		1 096		88		37	24	1 24

III. Instruments dérivés sur opérations financières : Les instruments dérivés sur opérations financières sont composés de contrats de couverture d risques de change et de taux d'intérêt se rapportant à des éléments de nature financière.
Ces instruments sont comptabilisés à la clôture à la juste valeur et inclus dans les « Autres actifs ou dettes non courants ».

A. Couverture des risques de change : Les instruments dérivés utilisés pour les couvertures des risques de change concernent Cap Gemini S.A. dans l cadre de financements internes au Groupe et prennent la forme de contrats d'achats et de ventes à terme et de contrats d'échange de devises qui s'élèven au total à 312 millions d'euros au 31 décembre 2007 (326 millions d'euros au 31 décembre 2006) et portent sur des montants en livres sterling et dollar australiens.
En 2007, les instruments dérivés utilisés pour les couvertures de risques de change génèrent une charge financière nette de 16 millions d'euros (1 millio d'euros en 2006), en quasi totalité imputable à la juste valeur d'un swap euro/livre sterling en couverture d'un prêt intra-groupe entre Cap Gemini U et Cap Gemini S.A. Cette charge a été compensée à hauteur de 15 millions d'euros par le gain de change latent constaté à la clôture sur ce même pr intra-groupe et résultant de l'appréciation de l'euro contre la livre sterling sur l'exercice (Cf. Note 7 « Autres produits et charges financiers »).
Au 31 décembre 2007, la juste valeur de ces instruments dérivés est enregistrée dans les « Autres dettes non courantes» et s'établit à 14 millions d'eur (2 millions d'euros au 31 décembre 2006).

B. Couverture des risques de taux d'intérêt : Au 31 décembre 2007, deux couvertures de taux d'intérêt sont en cours sous la forme de contrats d'échang de taux et de produits optionnels (caps et floors) portant sur un montant total de 490 millions d'euros pour des périodes allant de 2 ans à 7 ans. L caractéristiques de ces contrats sont les suivantes :

le 28 octobre 2004, Cap Gemini S.A. a signé un contrat d'échange de taux d'intérêt à échéance janvier 2010 relatif à l'OCÉANE 2003 et qui porte r un notionnel de 460 millions d'euros.
mpte tenu de la hausse des taux à court terme observée en 2005 et 2006 et des anticipations de marché jusqu'à l'échéance de l'OCÉANE 2003 (1er vier 2010), ce contrat d'échange de taux d'intérêt a fait l'objet d'un aménagement le 15 septembre 2006. Selon les nouveaux termes du contrat Cap mini S.A. est payeur d'un taux variable (Euribor 3 mois postfixé, anciennement Euribor 12 mois postfixé - 0,59% selon les anciens termes du contrat) ntre le taux fixe de l'OCÉANE (2,5%). Le taux variable est désormais plafonné à 3,07% (3,41% selon les anciens termes du contrat) et soumis à un x plancher de 1,41% (inchangé). Enfin, la clause de désactivation automatique (à coût nul) en cas d'exercice par Cap Gemini S.A. du droit dont elle pose de procéder, dans certaines conditions, à l'amortissement anticipé des obligations reste inchangée (les conditions et modalités de cet emprunt it détaillées ci-dessus en « II. Dettes financières » ainsi que dans la note d'opération ayant obtenu le visa de l'AMF n° 03-607 en date du 24 juin 2003). évaluation de ce contrat à la valeur de marché au 31 décembre 2007 fait apparaître en « Autres produits et charges financiers » un produit s'élevant million d'euros (contre une charge de 5 millions d'euros en 2006). Dans le bilan au 31 décembre 2007, ce contrat est valorisé à 4 millions d'euros ns les « Autres dettes non courantes » ;

la S.A.R.L. Immobilière Les Fontaines (Université Cap Gemini) a signé en 2002 un contrat d'échange de taux d'intérêt à échéance juillet 2014 et rtant sur un notionnel de 30 millions d'euros, relatif à la couverture à hauteur de 50% du contrat de location-financement de ladite Université. Aux mes du contrat d'échange de taux correspondant, la S.A.R.L. Immobilière Les Fontaines est payeur de taux fixe à 3,51% contre Euribor 3 mois. évaluation de ce contrat à la valeur de marché au 31 décembre 2007 fait apparaître en « Autres produits et charges financiers » un produit s'élevant ,3 million d'euros (contre un produit de 1 million d'euros en 2006). Dans le bilan au 31 décembre 2007, ce contrat est valorisé à 1 million d'euros ns les « Autres actifs non courants ».

Note 17. – Provisions pour retraites et engagements assimilés.

variation des engagements pour retraites et engagements assimilés se décompose de la manière suivante :

(En millions d'euros)	2006	2007
gagements nets en début de période	696	588
rts de conversion	3	-42
iations de périmètre		1
ıts des services, effets des réductions et liquidations et charge financière nette	98	100
stations et contributions	-61	-117
iation des écarts actuariels reconnus en capitaux propres	-150	84
res mouvements	2	1
Engagements nets en fin de période	588	615
cédent de couverture comptabilisé à l'actif (1)	-3	-6
Provisions pour retraites comptabilisées au passif	591	621

Les montants concernent un excédent de couverture sur un plan au Canada comptabilisé en « Autres actifs non courants » Cf. Note 13.

convient de noter qu'en 2007, la charge nette de 100 millions d'euros comprend les coûts des services rendus (82 millions d'euros), les coûts des vices passés reconnus (14 millions d'euros), la charge financière nette (6 millions d'euros) et un produit de 2 millions d'euros lié à l'effet des réductions liquidations.

s montants reconnus au bilan au titre des engagements pour retraites et engagements assimilés se déterminent comme suit :

(En millions d'euros)		31/12/2006	31/12/2007
tte actuarielle relative aux régimes couverts par des actifs		1 957	2 002
te valeur des actifs de couverture		-1 489	-1 492
ficit net des régimes couverts par des actifs	I	468	510
ficit des régimes non couverts par des actifs	II	125	137
Déficit net total		593	647
ıts des services passés non reconnus		-5	-32
Provisions nettes au bilan		588	615
ntants à l'actif		-3	-6
ntants au passif		591	621

Provisions sur régimes de retraite a prestations définies couverts par des actifs : Les régimes de retraite couverts par des actifs existent principalement Royaume-Uni, au Canada et dans d'autres pays (Etats-Unis, Irlande, Suède, Pays-Bas, Allemagne, Suisse, France et Inde).
convient de noter qu'au 31 décembre 2007, les plans de retraites couverts par des actifs des Pays-Bas et de l'Irlande ont fait l'objet d'une liquidation.

Analyse des engagements :

(En millions d'euros)	2005				2006				2007			
	Royaume Uni	Canada	Autres	Total	Royaume Uni	Canada	Autres	Total	Royaume Uni	Canada	Autres	Total
Dette actuarielle	1 572	212	104	1 888	1 647	197	113	1 957	1 679	209	114	2 002
Juste valeur des actifs de couverture	1 045	182	76	1 303	1 212	193	84	1 489	1 216	206	70	1 492
Déficit	527	30	28	585	435	4	29	468	463	3	44	510
Dont écarts actuariels constatés en capitaux propres	198	33	13	244	75	9	7	91	148	11	6	165
Coûts des services passés non reconnus											-27	-27
Provisions nettes au bilan	527	30	28	585	435	4	29	468	463	3	17	483
Montants à l'actif						-3		-3		-6		-6
Montants au passif	527	30	28	585	435	7	29	471	463	9	17	489

Au 31 décembre 2007, le montant de la provision nette au bilan hors Royaume-Uni et Canada s'élève à 17 millions d'euros, et concerne les Etats-Uni (10 millions d'euros), la France (3 millions d'euros), la Suède (2 millions d'euros), l'Allemagne et l'Europe Centrale (1 million d'euros) et l'Inde (million d'euros).

B. Analyse des variations des provisions.
Analyse de la variation des valeurs actualisées de l'obligation et des actifs de couverture :

(En millions d'euros)	Valeur actualisée de l'obligation	Juste valeur des actifs de couverture	Coûts des services passés non reconnus	Provisions nettes a bilan
Au 1 janvier 2005	1 203	-857		34
Coût des services rendus	78			7
Intérêts financiers	73			7
Rendement attendu des actifs	-	-68		-6
Prestations versées aux salariés	-31	28		[illegible]
Contributions aux plans		-57		-5
Variations des écarts actuariels	313	-120		19
Ecarts de conversion	63	-50		1
Contrat Aspire à la date de transfert	178	-165		1
Autres variations	11	-14		[illegible]
Au 31 décembre 2005	1 888	-1 303		58
Coût des services rendus	91			9
Intérêts financiers	93			9
Rendement attendu des actifs		-89		-8
Effet de réduction et liquidation	-27	17		-1
Contributions versées par les salariés	6	-6		
Prestations versées aux salariés	-37	37		
Contributions aux plans		-57		-5
Variations des écarts actuariels	-81	-73		-15
Ecarts de conversion	6			[illegible]
Autres variations	18	-15		[illegible]
Au 31 décembre 2006	1 957	-1 489		46
Coût des services rendus	74			[illegible]
Coût des services passés	40		-27	[illegible]
Intérêts financiers	102			10
Rendement attendu des actifs		-102		-10
Effet de réduction et liquidation	-29	29		

tributions versées par les salariés	5	-5		
tations versées aux salariés	-53	53		
tributions aux plans		-111		-111
ations des écarts actuariels	58	26		84
rts de conversion	-148	104		-44
res variations	-4	3		-1
u 31 décembre 2007	2 002	-1 492	-27	483

charge opérationnelle de l'exercice s'élève à 87 millions d'euros et concerne pour l'essentiel le Royaume-Uni (54 millions d'euros), la France (12 lions d'euros) et le Canada (11 millions d'euros).
charge financière de l'exercice correspondant à l'actualisation de l'obligation s'élève à 102 millions d'euros et concerne principalement le Royaume-i (85 millions d'euros).
produit de rendement attendu des actifs s'élève à 102 millions d'euros et concerne pour l'essentiel le Royaume-Uni (83 millions d'euros) et le Canada millions d'euros).
s différents éléments sont déterminés sur la base des hypothèses détaillées ci-après.
s prestations versées aux salariés (53 millions d'euros) portent principalement sur le Royaume-Uni (24 millions d'euros) et le Canada (15 millions uros).
s principaux contributeurs aux plans sur l'exercice (111 millions d'euros) sont le Royaume-Uni (73 millions d'euros), le Canada (12 millions d'euros), France (10 millions d'euros) et les Etats-Unis (10 millions d'euros).

alyse de la variation des écarts actuariels reconnus : Les écarts actuariels résultent d'augmentations ou de diminutions de la valeur actualisée de bligation ou de la juste valeur des actifs du régime.
s écarts incluent (i) les effets des changements d'hypothèses actuarielles (principalement taux d'actualisation des engagements et taux de rendement endu des actifs du régime) et (ii) les effets des différences entre les hypothèses actuarielles retenues et ce qui s'est effectivement produit (ces derniers it des « ajustements liés à l'expérience » et sont détaillés ci-après « III. Analyse des ajustements liés à l'expérience inclus dans les écarts actuariels »).
perte actuarielle reconnue en 2005 (193 millions d'euros) résulte principalement de la baisse des taux d'actualisation des engagements au Royaume-i et au Canada et de l'adoption d'une nouvelle table de mortalité au Royaume-Uni.
gain actuariel reconnu en 2006 (154 millions d'euros) est lié à des changements d'hypothèses actuarielles, principalement au Royaume-Uni pour 5 millions d'euros où le taux d'actualisation des engagements retenu a été augmenté de 50 points de base.
perte actuarielle reconnue en 2007 (84 millions d'euros) s'explique par l'adoption d'une nouvelle table de mortalité au Royaume-Uni et la révision a hausse des hypothèses d'augmentation de salaires et d'inflation, partiellement compensée par la hausse du taux d'actualisation des engagements Royaume-Uni.

Analyse des actifs de couverture.
s principales catégories d'actifs de couverture se répartissent comme suit :

(En millions d'euros)	2005		2006		2007	
	Montant	%	Montant	%	Montant	%
ions	852	65	958	64	941	63
ligations	388	30	456	31	488	33
ns immobiliers	32	3	39	3	32	2
sorerie	14	1	16	1	22	1
tres	17	1	20	1	9	1
Total	1 303	100	1 489	100	1 492	100

âge moyen des bénéficiaires des principaux plans de retraites couverts par des actifs est d'environ 44 ans, ce qui explique la forte proportion des ions dans la répartition des actifs de couverture.

Effectifs relatifs aux régimes de retraite à prestations définies couverts par des actifs :

	2005	2006	2007			
	Total	Total	Royaume-Uni	Canada	Autres	Total
ariés en activité	10 939	12 183	3 994	939	11 072	16 005
ciens salariés	6 307	7 419	6 334	44	831	7 209
traités	936	1 167	1 141	157	28	1 326
Total	18 182	20 769	11 469	1 140	11 931	24 540

noter qu'au Royaume-Uni, il est prévu de fermer la section à prestations définies du plan de retraites de Cap Gemini UK Plc à l'acquisition de droits urs à compter du 31 mars 2008, ce qui concerne environ 2 600 bénéficiaires actuellement en activité. En remplacement, les personnes concernées ront la possibilité d'adhérer à la section à cotisations définies de ce plan. La section à prestations définies du plan Cap Gemini UK continuera d'être einement opérationnelle après cette date pour 160 membres actifs « protégés », les 2 600 personnes précitées devenues alors des membres actifs à nte différée, environ 5 000 anciens salariés du Groupe bénéficiant d'une rente différée et environ 1 000 retraités actuels. Cap Gemini UK, conformément x recommandations du « Pension Regulator » britannique, a pris l'engagement de combler le déficit tel qu'évalué au 31 mars 2006 sur une période 10 ans.

L'augmentation des effectifs est essentiellement due à l'expansion des activités du Groupe en Inde.
En effet, au 31 décembre 2007, le total des effectifs bénéficiant de ces régimes de retraite en Inde s'élève à 9 955 salariés, contre 6 152 salariés au 3 décembre 2006. Il convient de noter qu'au 31 décembre 2007, le montant de la dette actuarielle en Inde est de 1 million d'euros. Un contrat d'assuranc couvre en Inde le versement de primes de départ aux salariés ayant au moins deux ans d'ancienneté.

E. Principales hypothèses actuarielles :
— Taux d'actualisation et d'augmentation des salaires :

(En %)	2005	2006	2007		
			Royaume-Uni	Canada	Autres
Taux d'actualisation des engagements	2,6 - 7,4	2,6 - 8,1	5,8	5,5 - 5,8	3,4 - 8
Taux d'augmentation des salaires	1,5 - 6,0	1,5 - 6,0	4,2	3,3	1,5 - 6

— Taux de rendement attendu des actifs du régime :

(En %)	2005	2006	2007		
			Royaume-Uni	Canada	Autres
Actions	4,8 - 8,6	6,0 - 8,5	8,0	8,5	3,1 - 8
Obligations	2,4 - 7,8	2,5 - 7,3	5,8	5,0 - 5,5	1,1 - 5
Biens immobiliers	6,0 - 6,5	5,0 - 6,5	6,5		0,2 - 4
Trésorerie	3,8	2,0 - 3,8	3,8	4,5	4

— Taux de rendement effectif des actifs du régime :

(En %)	2005	2006	2007		
			Royaume-Uni	Canada	Autres
Actions	6,0 - 26,4	3,0 - 18,5	6,7- 7,6	-2,7	0,1 - 3
Obligations	2,0 - 9,9	0,1 - 5,3	1,6 - 6,5	3,6	1,1 - 4
Biens immobiliers	19,8	18,0	-4,9		0
Trésorerie	1,8- 3,2	(2,5) - 4,7		1,4	4

F. Contribution prévisionnelle pour l'exercice 2008 : En 2008, le Groupe prévoit de verser 93 millions d'euros de contributions aux titres des régime de retraite à prestations définies.

II. Provisions sur régimes de retraite a prestations définies non couverts par des actifs : Les régimes de retraite non couverts par des actifs concerne essentiellement le Canada, l'Allemagne et l'Europe Centrale, la France, l'Italie, l'Inde et la Suède.
Il convient de noter que le plan de retraite non couvert par des actifs de l'Italie a fait l'objet d'une liquidation au 31 décembre 2007.

— A. Analyse des engagements :

(En millions d'euros)	2005	2006	2007				
	Total	Total	France	Canada	Allemagne et Europe Centrale	Autres	Total
Dette actuarielle / Déficit	116	125	48	37	24	28	1
Dont écarts actuariels constatés en capitaux propres	15	18	11		1	5	
Coûts des services passés non reconnus	-5	-5	-5				
Provisions nettes au passif	111	120	43	37	24	28	1

Les « Autres » engagements comprennent des régimes non couverts par des actifs en Suède et en Inde.
Il convient de noter que pour le Canada, le régime concerne principalement le service d'une couverture médicale.

— B. Analyse des variations des engagements :

(En millions d'euros)	Valeur actualisée de l'obligation	Coûts des services passés non reconnus	Provisions nettes au bila
Au 1er janvier 2005	105	-5	1(
Variations de périmètre	-11		-
Coût des services rendus	11		

rêts financiers	3		3
et de réduction ou liquidation			
stations versées aux salariés	-5		-5
iations des écarts actuariels	13		13
rts de conversion	3		3
res variations	-3		-3
u 31 décembre 2005	116	-5	111
iations de périmètre			
ût des services rendus	9		9
rêts financiers	5		5
et de réduction ou liquidation	-1		-1
stations versées aux salariés	-4		-4
iations des écarts actuariels	4		4
rts de conversion	-3		-3
res variations	-1		-1
u 31 décembre 2006	125	-5	120
iations de périmètre	1		1
ût des services rendus	8		8
ût des services passés	1		1
rêts financiers	6		6
et de réduction ou liquidation	-2		-2
stations versées aux salariés	-6		-6
iations des écarts actuariels			
rts de conversion	2		2
res variations	2		2
u 31 décembre 2007	137	-5	132

coût des services rendus sur l'exercice 2007 (8 millions d'euros) concerne essentiellement la France (4 millions d'euros) et le Canada (3 millions euros).
s prestations versées aux salariés concernent l'Italie (2 millions d'euros), la France (2 millions d'euros), l'Allemagne et l'Europe Centrale (1 million uro) et le Canada (1 million d'euros).

C. Effectifs relatifs aux régimes de retraite à prestations définies non couverts par des actifs :

	2005	2006	2007				
	Total	Total	France	Canada	Allemagne et Europe Centrale	Autres	Total
riés en activité	19 989	23 653	20 682	1 878	279	7 454	30 293
iens salariés	1 148	985		88	107	811	1 006
aités	120	282	4	314	65	15	398
otal	21 257	24 920	20 686	2 280	451	8 280	31 697

augmentation des effectifs est essentiellement due à l'expansion des activités du Groupe en Inde, notamment suite à l'acquisition de Kanbay le 8 vrier 2007. Au 31 décembre 2007, le total des effectifs relevant des plans de retraites non couverts par des actifs s'élève en Inde à 6 081 salariés contre cun au 31 décembre 2006.

D. Principales hypothèses actuarielles :

(En %)	2005	2006	2007			
			France	Canada	Allemagne et Europe Centrale	Autres
x d'actualisation des engagements	3,7 - 6,0	3,9 - 5,3	4,8	5,5 - 5,8	5,5	4,0 - 8,0
x d'augmentation des salaires	2,0 - 4,5	1,5 - 4,5	1,8	3,3	1,5 - 2,0	3,0 - 8,0

. Analyse des « ajustements lies a l'expérience » inclus dans les écarts actuariels : Cette analyse recouvre les régimes de retraite à prestations définies uverts et non couverts par des actifs.
s « ajustements liés à l'expérience » représentent les effets des différences entre les hypothèses actuarielles retenues et ce qui s'est effectivement produit.

Les montants relatifs à la période en cours et aux périodes précédentes se présentent comme suit :

(En millions d'euros)	2004	2005	2006	2007
Ajustement des passifs lié à l'expérience (1)	17	37	37	
Ajustement des actifs lié à l'expérience (2)	27	112	50	

(1) + : augmentation des passifs / - : diminution des passifs.
(2) + : augmentation des actifs / - : diminution des actifs.

Ces ajustements d'expérience concernent principalement le Royaume-Uni et le Canada.

IV. Analyse de la sensibilité des coûts médicaux : Les coûts médicaux concernent uniquement le Canada. Sur les exercices 2005, 2006 et 2007, un variation théorique de 1% de leur taux d'évolution aurait un effet au compte de résultat (coût des services rendus et intérêts financiers) de plus ou moin 1 million d'euros et sur l'engagement au bilan un effet variant de moins 4 millions d'euros à plus 5 millions d'euros pour 2005 et 2006, et de moins millions d'euros à plus 6 millions d'euros pour 2007.

Note 18. – Provisions courantes et non courantes.

La variation des provisions courantes et non courantes se décompose de la manière suivante :

(En millions d'euros)	2005	2006	2007
Au 1er janvier	39	34	9
Dotations	18	73	4
Reprises pour utilisation	-18	-9	-5
Reprises pour non utilisation	-10	-3	[illegible]
Autres	5	3	[illegible]
Au 31 décembre	34	98	8

Au 31 décembre 2007, les provisions courantes (57 millions d'euros) et non courantes (28 millions d'euros) concernent principalement des risques su projets et contrats pour un montant de 75 millions d'euros (88 millions d'euros au 31 décembre 2006) et des risques liés à des litiges sociaux et fiscau pour un montant de 10 millions d'euros.
Les principaux mouvements de l'exercice concernent le contrat Schneider Electric qui a fait l'objet de renégociations conduisant à un réaménagemen des calendriers, des principes tarifaires et du périmètre de responsabilité du Groupe dans les années qui viennent. Ces changements ont conduit à avance sur l'exercice 2007 la prise en compte de charges jusqu'ici étalées dans le temps, à provisionner le coût de la réduction du périmètre du nouveau contra et à constater, par une reprise de la provision pour perte à terminaison passée fin 2006, la perspective retrouvée d'une profitabilité opérationnelle d contrat sur la période 2008-2016.

Note 19. – Autres dettes non courantes.

Les autres dettes non courantes comprennent principalement les dettes de restructuration liées aux mesures de rationalisation du parc immobilier engagé essentiellement aux Etats-Unis et au Royaume-Uni, la part à plus d'un an des réserves spéciales de participation en France ainsi que les contrats d couverture des risques de taux d'intérêt et de change détaillés dans la Note 16-III « Trésorerie nette » pour les couvertures concernant les dettes financière

Note 20. – Dettes opérationnelles.

Les dettes opérationnelles, hors avances et acomptes reçus des clients présentés séparément, s'analysent comme suit (en millions d'euros) :

Au 31 décembre	2005	2006	2007
Fournisseurs	735	817	8
Impôts et taxes	294	306	3
Personnel	787	858	9
Divers	65	38	[illegible]
Total	1 881	2 019	2 1

Note 21. – Autres dettes courantes et d'impôts.

Au 31 décembre (En millions d'euros)	2005	2006	2007
Etat - impôts sur les sociétés	47	65	[illegible]

es dettes courantes	19	48	16
ɔtal	66	113	87

autres dettes courantes s'analysent entre la part à moins d'un an des réserves spéciales de participation et les autres dettes courantes. L'évolution l'exercice résulte principalement du paiement par la France de la participation reconnue sur les résultats de l'exercice 2001.

Note 22. – Gestion des risques financiers.

isques de marche.

A. Risques de change : Le Groupe est exposé à deux types de risques de change, pouvant impacter le résultat et les capitaux propres : d'une part, risques liés à la conversion, pour les besoins de l'élaboration des comptes consolidés, des comptes en devises des filiales consolidées ayant une ise fonctionnelle différente de l'euro et d'autre part, des risques opérationnels sur les flux d'exploitation ou de nature financière non libellés en ises de fonctionnement des entités.

ɔ Gemini a pour politique de ne pas couvrir les risques liés à la conversion des comptes en devises des filiales consolidées ayant une devise fonctionnelle férente de l'euro.

ailleurs, le Groupe est exposé de façon limitée aux risques de change opérationnels en raison de son activité, l'essentiel de son chiffre d'affaires ıt généré dans les pays où sont également encourues les charges d'exploitation. Toutefois, le recours croissant à la production délocalisée dans les tres situés en Pologne, en Inde ou en Chine, expose Cap Gemini à des risques de change sur une partie de ses coûts de production.

Groupe a mis en oeuvre une politique visant à minimiser et gérer les risques de change qui résultent en particulier de la production d'une part toujours issante de ses services en Inde, principal centre de production délocalisée. Dès lors que les contrats clients de durée excédant deux ans ne comprennent de clauses de révision de prix pour fluctuations de change, le groupe met en place une politique de couverture qui repose sur les principes suivants :

éfinition de la stratégie de couverture par le Directeur Financier du Groupe sur la base d'un reporting trimestriel analysant l'exposition aux risques change résultante, sur des périodes de deux ans glissantes, relatives aux opérations intra-groupe impliquant l'Inde ;

es opérations de couverture sont essentiellement réalisées sous forme d'achat et de vente à terme de devises, et tant leur mise en oeuvre sur des iodes allant jusqu'à deux ans que leur suivi sont assurés localement ;

es effets de couverture des flux futurs de trésorerie sont enregistrés selon la méthode de la comptabilité de couverture.

titre de l'année 2007, le Groupe a couvert près de 75% de son risque en devises étrangères (dollar américain, euro et livre sterling) contre roupie ienne, pour un montant total de couverture d'environ 180 millions en contre-valeur euro. Ces couvertures ont notamment permis de pallier en partie hute de plus de 10% du dollar américain contre la roupie indienne au cours de l'année 2007. Le résultat des opérations de couverture de flux futurs trésorerie est décrit en note 24 « Comptabilité de couverture ».

tre les risques de change liés à la production délocalisée, Cap Gemini est exposé au risque de variation des cours des devises, au titre :

es flux financiers échangés dans le cadre de l'activité de financement intra-groupe : ces flux étant systématiquement couverts (sous forme de contrats change de devises), l'incidence de la variation des devises sur les résultats et les capitaux propres du Groupe est à ce titre négligeable ;

.es flux de redevances payables au Groupe par les filiales n'ayant pas l'euro comme devise fonctionnelle. Bien que le Groupe ne couvre pas tématiquement ce risque, l'incidence de la variation des devises sur les résultats n'est pas significative compte tenu du délai moyen réduit entre la e de facturation et la date d'encaissement desdites redevances.

xposition du Groupe aux risques de change, induite par les opérations comptabilisées au 31 décembre 2007 par les filiales du Groupe dans une devise férente de leur devise fonctionnelle respective, est la suivante :

(En millions d'euros)	**31/12/2007**				
	Euro	**Dollar Américain**	**Livre Sterling**	**Couronne Suédoise**	**Autres Devises (1)**
ʼotal actif	72	115	118	4	24
ʼotal passif	-54	-72	-405	-2	-15
osition aux risques de change avant couverture	18	43	-287	2	9
ntants couverts	-16	-18	278		-6
osition aux risques de change après couverture	2	25	-9	2	3

Les autres devises comprennent essentiellement le franc suisse, le dollar canadien, le zloty polonais et la couronne norvégienne.

; montants couverts, au 31 décembre 2007, concernent essentiellement Cap Gemini S.A. dans le cadre de financements internes au Groupe ainsi que iliale Cap Gemini Consulting India Private Ltd. dans le cadre des activités de sous-traitance qu'elle réalise pour les autres régions du Groupe.

B. Risques de taux : L'exposition de Cap Gemini aux risques de taux d'intérêt s'analyse selon :

a situation de trésorerie : au 31 décembre 2007, Cap Gemini dispose de liquidités pour 2 151 millions d'euros – dont 1 594 millions sont placés aux x du marché – contre un endettement financier brut de 1 245 millions d'euros.

a politique prudente du Groupe en terme de gestion de risques de taux : la part à taux variable de l'endettement financier brut est limitée à 38%, dont ssentiel (35%) est à taux variable plafonné (Cf. Note 16 « Trésorerie Nette » II).

conséquent, et sur la base du niveau moyen de trésorerie et de dette financière constatés sur l'exercice 2007, une hausse des taux d'intérêt de 100 nts de base aurait un effet positif sur le coût de l'endettement financier net de Cap Gemini de l'ordre de 17 millions d'euros. A l'inverse, une baisse taux d'intérêt de 100 points de base aurait, pour l'exercice 2007, une incidence négative de 17 millions d'euros sur le résultat financier du Groupe. e analyse de sensibilité du résultat aux variations de taux d'intérêt est présentée en Note 16 « Trésorerie Nette » II.c).

C. Risques sur les actions : Le Groupe ne détient pas d'actions dans le cadre de ses placements, et ne détient pas de participation significative en ions cotées en bourse. En revanche, il détient un petit nombre de ses propres actions suite à la mise en oeuvre d'un contrat de liquidité entrant dans cadre de son programme de rachat d'actions (la ligne de liquidité associée s'élève à 10 millions d'euros). Le nombre d'actions auto-détenues de ce s'élevait au 31 décembre 2007 à 127 040 : eu égard à ce nombre très limité d'actions auto-détenues, l'incidence directe qu'aurait une variation de ction de Cap Gemini S.A. sur le résultat et les capitaux propres du Groupe est considérée comme négligeable.

Risque de liquidité. — Les passifs financiers sont constitués pour l'essentiel de dettes financières ainsi que d'une partie des dettes opérationnelles f. Note 23 « Instruments financiers »).

Une analyse détaillée de la dette financière est présentée en Note 16 « Trésorerie nette » ainsi que de la maturité et des flux futurs de trésorerie liés au passifs financiers en Note 23 « Instrument financiers » c).
Les passifs financiers dont l'exigibilité pourrait exposer le Groupe à un risque de liquidité correspondent principalement aux deux emprunts obligataire convertibles (OCEANE 2003 et OCEANE 2005).

Afin de gérer le risque de liquidité pouvant résulter de l'exigibilité des passifs financiers, que ce soit à leur échéance contractuelle ou par anticipation le Groupe met en oeuvre une politique de financement prudente reposant en particulier sur :
– le recours mesuré à l'effet de levier de la dette, combiné à l'attention portée à limiter l'octroi de toute disposition contractuelle pouvant entraîner un exigibilité anticipée des dettes financières ;
– le maintien à tout moment d'un niveau élevé de disponibilités (2 151 millions d'euros au 31 décembre 2007) auquel s'ajoute notamment la ligne d crédit syndiquée multidevises de 500 millions d'euros (jamais tirée à ce jour) ;
– la gestion active des maturités des passifs financiers, visant à limiter la concentration d'échéances de dettes financières ;
– la diversification des sources de financement, permettant de limiter la dépendance sur certaines catégories de prêteurs.

III. Risque de crédit. — Les actifs financiers sont constitués pour l'essentiel de trésorerie, et en particulier des placements financiers, ainsi que d créances clients et autres créances (Cf. Note 23 « Instruments financiers »).
Les actifs financiers qui pourraient par nature exposer le Groupe au risque de crédit ou de contrepartie correspondent principalement :
– aux créances clients : au 31 décembre 2007, les créances clients s'élevaient à 1 528 millions d'euros (Cf. Note 14 « Clients et comptes rattachés ») Le plus gros client du Groupe, qui est un organisme public britannique de premier rang, représente environ 13% du chiffre d'affaires du Groupe, l second seulement 3%. Les 10 premiers clients représentent ensemble 29% du chiffre d'affaires du Groupe et les 30 premiers un peu moins de 42%. L solvabilité de ces grands clients et la grande dispersion des autres limitent les risques de crédit. Les activités des clients du Groupe peuvent être affectée par leur environnement économique et les créances correspondantes s'en trouver affectées par voie de conséquence, mais le Groupe estime qu'aucu de ses clients, aucun des secteurs d'activité ni aucune des zones géographiques où il opère ne présentent un risque significatif d'irrecouvrabilité,
– aux placements financiers : le Groupe a pour politique de ne pas placer sa trésorerie sur supports actions, et de répartir en revanche ses placement sur (i) des titres de créances négociables (certificats de dépôt et billets de trésorerie) ou (ii) des supports monétaires de maturité courte, en général pou une durée inférieure à 1 an, dans le respect de règles de diversification et de qualité de contrepartie.
Au 31 décembre 2007, les placements à court terme, qui s'élèvent à 1 594 millions d'euros (Cf. Note 16 « Trésorerie nette ») sont composés essentiellemen de titres de créances négociables (certificats de dépôt et billets de trésorerie) d'une maturité ne dépassant pas 3 mois, émis par des sociétés ou institution financières bénéficiant d'une bonne notation de crédit (minimum A2/P2 ou équivalent). Ces placements n'exposent donc pas le Groupe à un risque d contrepartie significatif.
Par ailleurs, dans le cadre de sa politique de gestion des risques de change et de taux, Cap Gemini S.A. est amenée à conclure des contrats de couvertur avec des établissements financiers de premier plan et le risque de contrepartie peut être considéré comme négligeable à ce titre.
Enfin, au 31 décembre 2007 Cap Gemini ne consent aucun prêt significatif à des personnes physiques ou morales externes, employés ou entités dont i détiendrait des titres et qui ne seraient pas consolidées.
— Analyse des créances clients et de leur antériorité : Au 31 décembre 2007, le solde du poste « Clients » s'établit à 1 542 millions d'euros et le provisions pour créances douteuses à 14 millions d'euros. Ce faible taux de créances douteuses s'explique par le fait que l'essentiel de la facturatio implique l'acceptation par le client des travaux réalisés.

Au 31 décembre 2007, le montant des créances clients pour lesquelles la date d'échéance de paiement est dépassée s'élève à 420 millions d'euro représentant 27,5% du total du poste "Clients" et s'analyse comme suit :

(En millions d'euros)	< 30 jours	> 30 jours et < 90 jours	> 90 jours
Créances clients	254	119	4
En pourcentage du poste clients nets de provisions	16,6%	7,8%	3,1

Les créances pour lesquelles la date d'échéance de paiement est dépassée concernent un nombre limité de clients qui font l'objet d'analyses et de suivi spécifiques.
Au 31 décembre 2007, en l'absence d'événements de nature à accréditer l'idée que les clients concernés n'honoreraient pas leurs engagements e obligations de paiement, le Groupe n'a pas constaté de provisions pour dépréciation de ces créances.

Note 23. – Instruments financiers.

— A. Catégorisation et juste valeur des instruments financiers : Les instruments financiers se ventilent selon les catégories suivantes :

(En millions d'euros)	Catégorisation					31/12/2007	
	Juste valeur par résultat	Actifs disponibles à la vente	Prêts et créances	Dettes au coût amorti	Instruments dérivés	Valeur au bilan	Juste valeur
Titres de sociétés non consolidées		3				3	
Dépôts et investissements à long terme			35			35	[illegible]
Autres actifs non courants			32		3	35	[illegible]
Clients			1 528			1 528	1 5
Autres créances courantes			143		10	153	1
Placements à court terme	1 594					1 594	1 5
Banques	648					648	6
Actifs financiers	2 242	3	1 738		13	3 996	3 9
Emprunts obligataires				-864		-864	-8
Dettes liées aux contrats de location-financement				-150		-150	-1
Autres dettes financières à long terme				-90		-90	-
Autres dettes non courantes				-16	-18	-34	-

ouverts bancaires	-91					-91	-91
es dettes financières à court terme				-141		-141	-141
es fournisseurs				-863		-863	-863
es dettes courantes				-29	-2	-31	-31
ssifs financiers	-91			-2 153	-20	-2 264	-2 254

(En millions d'euros)	Catégorisation					31/12/2006	
	Juste valeur par résultat	Actifs disponibles à la vente	Prêts et créances	Dettes au coût amorti	Instruments dérivés	Valeur au bilan	Juste valeur
s de sociétés non consolidées		140				140	140
ôts et investissements à long terme			23			23	23
es actifs non courants			129		3	132	132
nts			1 434			1 434	1 434
es créances courantes			16		5	21	21
ements à court terme	2 460					2 460	2 460
ques	442					442	442
ctifs financiers	2 902	140	1 602		8	4 652	4 652
runts obligataires				-838		-838	-844
es liées aux contrats de location-nancement				-156		-156	-156
es dettes financières à long terme				-215		-215	-215
es dettes non courantes				-11	-6	-17	-17
ouverts bancaires	-43					-43	-43
es dettes financières à court terme				-15		-15	-15
es fournisseurs				-817		-817	-817
es dettes courantes				-38	-5	-43	-43
ssifs financiers	-43			-2 090	-11	-2 144	-2 150

s principales méthodes d'évaluation et composantes de chacune des catégories d'instruments financiers sont les suivantes :
es éléments comptabilisés à leur juste valeur par compte de résultat, c'est-à-dire les composantes de la trésorerie, sont évalués par référence à un urs coté sur un marché actif, si ce dernier existe. A défaut, la juste valeur est déterminée au moyen de techniques d'évaluation fondées sur l'analyse cash-flows actualisés ou un modèle d'évaluation des options ;
es actifs financiers disponibles à la vente, constitués des titres des sociétés non consolidées, sont comptabilisés à leur juste valeur dans le bilan ;
es prêts et créances comprennent principalement les créances clients et certaines autres créances diverses courantes et non courantes. Ils font l'objet ne comptabilisation au coût amorti déterminé selon la méthode du taux d'intérêt effectif (TIE) ;
es dettes au coût amorti, calculé selon la méthode du taux d'intérêt effectif, sont essentiellement constituées des dettes financières, des dettes rnisseurs et d'autres dettes diverses courantes et non courantes ;
es instruments dérivés sont comptabilisés à leur juste valeur, soit directement par le compte de résultat, soit dans les capitaux propres selon la méthode la comptabilité de couverture.
juste valeur des actifs et des passifs financiers est déterminée essentiellement comme suit :
a juste valeur des créances clients, des dettes fournisseurs ainsi que des autres créances et dettes diverses courantes est assimilée à la valeur au bilan mpte tenu de leurs échéances très courtes de paiement ;
a juste valeur des emprunts obligataires est estimée à chaque clôture en tenant compte d'un taux de financement moyen de marché et de la valeur du que de crédit du groupe Cap Gemini, pour des emprunts sur des durées équivalentes à la durée résiduelle de chacun des deux emprunts obligataires ;
a juste valeur des dettes liées aux contrats de location-financement est assimilée à la valeur au bilan compte tenu de la diversité de leurs formes et leurs échéances.

B. Effet en résultat des instruments financiers : Les effets en résultat des instruments financiers, à l'exception de ceux relatifs à la part efficace des truments dérivés désignés comme instruments de couverture de flux futurs de trésorerie et ceux relatifs aux prêts et créances comptabilisés en résultat érationnel, sont comptabilisés en résultat financier et détaillés en Note 6 « Coût de l'endettement financier (net) » et en Note 7 « Autres produits et arges financiers ».

C. Echéancier des passifs financiers : Les montants indiqués dans l'analyse des échéances correspondent aux flux futurs de trésorerie contractuels n actualisés :

(En millions d'euros)	31/12/2007						
	Échéance contractuelle	Valeur au bilan	Flux de trésorerie contractuels	< à 1 an	> 1 et <2 ans	> 2 et <5 ans	> 5 ans
EANE 2003	2010	438	495	12	12	471	
trat d'échange de taux d'intérêt EANE 2003) (1)	2010	4	-2	3	3	-8	
EANE 2005	2012	426	517	4	4	509	
es liées aux contrats de location-nancement	2008 à 2014	150	150	45	33	55	17
es dettes financières à long terme	2009 à 2014	90	168	1	11	2	154

Autres dettes non courantes	2008 à 2009	30	30	14	16		
Découverts bancaires	2008	91	91	91			
Autres dettes financières à court terme	2008	141	6	6			
Dettes fournisseurs	2008	863	863	863			
Autres dettes courantes	2008	31	24	24			
Total passifs financiers		2 264	2 342	1 063	79	1 029	17

(En millions d'euros)	31/12/2006						
	Échéance contractuelle	Valeur au bilan	Flux de trésorerie contractuels	< à 1 an	> 1 et <2 ans	> 2 et <5 ans	> 5 ans
OCEANE 2003	2010	427	507	12	12	483	
Contrat d'échange de taux d'intérêt (OCEANE 2003) (1)	2010	6	1	3	3	-5	
OCEANE 2005	2012	411	520	4	4	13	49
Dettes liées aux contrats de location-financement	2007 à 2014	156	156	49	31	50	2
Autres dettes financières à long terme	2008 à 2014	215	189	1	3	12	17
Autres dettes non courantes	2008 à 2009	11	11		2	9	
Découverts bancaires	2007	43	43	43			
Autres dettes financières à court terme	2007	15	6	6			
Dettes fournisseurs	2007	817	817	817			
Autres dettes courantes	2007	43	43	43			
Total passifs financiers		2 144	2 293	978	55	562	69

(1) Le contrat d'échange de taux d'intérêt relatif à l'OCÉANE 2003 est inclus au bilan dans les « Autres dettes non courantes » et détaillé en Note 16-III « Trésorerie Nette - Instruments dérivés

Les flux futurs de trésorerie relatifs aux OCEANE 2003 et 2005 ont été estimés sur la base des taux nominaux contractuels, respectivement 2,5% et 1% et selon une hypothèse de remboursement total in fine (Cf. Note 16 « Trésorerie nette »).
Les flux futurs de trésorerie relatifs au contrat d'échange de taux d'intérêt lié à l'OCÉANE 2003 ont été évalués sur la base des taux d'intérêt de march à la clôture de l'exercice.
La dette de carry-back (enregistrée en « Autres dettes financières à court terme » au 31 décembre 2007 et en « Autres dettes financières à long terme au 31 décembre 2006) ayant été comptabilisée en contrepartie d'une créance de carry-back cédée en 2003 et 2004 (Cf. Note 15 « Autres créance courantes et d'impôts »), ne devrait pas donner lieu à un flux de trésorerie en 2008, l'établissement bancaire auquel les créances ont été cédées devar être remboursé directement par le Trésor Public.
Les flux de trésorerie contractuels associés au poste de « Dettes liées aux contrats de location-financement » correspondent aux flux de remboursemen contractuels des emprunts notionnels.

Note 24. – Comptabilité de couverture.

La comptabilité de couverture appliquée dans le cadre de la couverture des risques de change des flux futurs de trésorerie concerne principalement l filiale Cap Gemini Consulting India Private Ltd. dans le cadre des activités de sous-traitance qu'elle réalise pour les autres régions du Groupe.
Au 31 décembre 2007, ces couvertures sont constituées de contrats d'achats et de ventes de devises à terme, à échéance 2008 et 2009, pour une contre valeur totale de 177 millions d'euros (90 millions d'euros au 31 décembre 2006) et portent sur des montants en euros (47 millions d'euros), dollar américains (136 millions de dollars américains) et livres sterling (27 millions de livres sterling).

Ces couvertures ont des échéances allant de 3 mois à 18 mois. Au 31 décembre 2007, elles se répartissent comme suit :

(En millions d'euros)	< 6 mois	>6 mois et <12 mois	> 12 mois	Total
Contrats de devises à terme	87	57	33	17

Dans le bilan au 31 décembre 2007, ces contrats sont comptabilisés à leur juste valeur pour 2 millions d'euros en «Autres actifs non courants », millions d'euros en « Autres créances courantes et d'impôts » et 1 million d'euros en « Autres dettes courantes et d'impôts » (au 31 décembre 2006 ce instruments dérivés étaient comptabilisés pour 5 millions d'euros en « Autres créances courantes et d'impôts » et 5 millions d'euros en « Autres dette courantes et d'impôts »).
En 2007, le montant comptabilisé en capitaux propres durant la période et représentant la part efficace des couvertures de risques de change s'élève 10 millions d'euros (1 million d'euros en 2006). Le montant des capitaux propres recyclé en marge opérationnelle s'établit à 6 millions d'euros (millions d'euros en 2006).
La part inefficace comptabilisée en résultat financier représente un produit de 5 millions d'euros en 2007 contre un produit non significatif en 2006.

Note 25. – Information sectorielle.

I. Information sectorielle par zone géographique.
Le Groupe exerce son activité dans huit zones géographiques détaillées ci-dessous :

Zones géographiques	Pays

érique du Nord	Canada, Etats-Unis, Mexique
aume-Uni et Irlande	Irlande, Royaume-Uni
s nordiques	Danemark, Finlande, Norvège, Suède
elux	Belgique, Luxembourg, Pays-Bas
emagne et Europe Centrale	Allemagne, Autriche, Pologne, Suisse et autres pays d'Europe de l'Est
nce	France, Maroc
ope du Sud	Argentine, Brésil, Espagne, Italie, Portugal
e pacifique	Australie, Chine, Inde, Singapour

Analyse du résultat par zone géographique :
résultat de l'exercice 2007 par zone géographique s'analyse comme suit :

n millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie pacifique	Non alloué (1)	Elimina-tion	Total
ffre d'affaires											
rs Groupe (2)	1 721	2 230	539	1 168	558	1 971	390	126			8 703
Inter-zones graphiques	20	74	18	34	74	70	30	286		-606	
hiffre d'affaires Total	1 741	2 304	557	1 202	632	2 041	420	412		-606	8 703
farge opérationnelle	111	152	45	176	74	86	21	32	-57		640
u chiffre d'affaires	6,5	6,8	8,4	15,0	13,3	4,4	5,5	25,3			7,4
ésultat opérationnel	84	76	42	167	70	68	18	28	-60		493
						Coût de l'endettement financier (net)					-4
						Autres produits et charges financiers					-3
						Charge d'impôt					-48
						Quote-part de résultat dans les sociétés associées					2
						Résultat Net					440
						Part du Groupe					440

Les éléments non alloués correspondent aux frais de siège.
Le chiffre d'affaires hors Groupe est enregistré dans la région donneuse d'ordre.

résultat de l'exercice 2006 par zone géographique s'analysait comme suit :

En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie pacifique	Non alloué (1)	Elimina-tion	Total
fre d'affaires											
s Groupe (2)	1 341	2 126	441	1 046	514	1 816	339	77			7 700
Inter-zones raphiques	12	48	23	45	60	74	28	130		-420	
hiffre d'affaires	1 353	2 174	464	1 091	574	1 890	367	207		-420	7 700
arge ationnelle	72	164	32	142	52	5	15	13	-48		447
Du chiffre aires	5,4	7,7	7,4	13,5	10,2	0,3	4,4	16,4			5,8
ésultat ationnel	66	127	29	131	40	-30	9	11	-49		334
						Coût de l'endettement financier (net)					-10
						Autres produits et charges financiers					-18
						Charge d'impôt					-13
						Résultat Net					293
						Part du Groupe					293

es éléments non alloués correspondent aux frais de siège.
e chiffre d'affaires hors Groupe est enregistré dans la région donneuse d'ordre.

résultat de l'exercice 2005 par zone géographique s'analysait comme suit :

millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie pacifique	Non alloué (1)	Elimina-tion	Total

Chiffre d'affaires											
- hors Groupe (2)	1 353	1 738	415	956	443	1 666	310	73			6 9
- Inter-zones géographiques	17	50	17	49	42	67	22	70		-334	
Chiffre d'affaires Total	1 370	1 788	432	1 005	485	1 733	332	143		-334	6 9
Marge opérationnelle	-26	67	24	101	36	44	9	9	-39		22
% Du chiffre d'affaires	-1,9	3,8	5,9	10,6	8,2	2,6	2,9	12,1			3
Résultat opérationnel	20	56	14	85	50	16	5	8	-40		21
Coût de l'endettement financier (net)											-2
Autres produits et charges financiers											-1
Charge d'impôt											-3
Résultat Net											14
Part du Groupe											14

(1) Les éléments non alloués correspondent aux frais de siège.
(2) Le chiffre d'affaires hors Groupe est enregistré dans la région donneuse d'ordre.

B) Analyse des charges d'amortissement et des charges sans contrepartie en trésorerie :
Pour l'exercice 2007, les charges d'amortissement et les charges sans contrepartie en trésorerie s'analysent comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asiepacifique	Non alloué	Total
Charges d'amortissement	-43	-47	-6	-15	-25	-29	-6	-20	-1	-19
Dotations nettes aux provisions (1)	-2	-12		-3	-2	-16		-1		-3
Total	-45	-59	-6	-18	-27	-45	-6	-21	-1	-22

(1) Ce compte inclut les provisions pour créances douteuses et les provisions courantes et non courantes (position nette des dotations et reprises).

Pour l'exercice 2006, les charges d'amortissement et les charges sans contrepartie en trésorerie s'analysaient comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asiepacifique	Non alloué	Total
Charges d'amortissement	-31	-54	-7	-17	-21	-25	-5	-6	-1	-16
Dotations nettes aux provisions (1)	-2	-6		-2	-10	-42	-1	-2		-6
Total	-33	-60	-7	-19	-31	-67	-6	-8	-1	-23

(1) Ce compte inclut les provisions pour créances douteuses et les provisions courantes et non courantes (position nette des dotations et reprises).

Pour l'exercice 2005, les charges d'amortissement et les charges sans contrepartie en trésorerie s'analysaient comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asiepacifique	Non alloué	Total
Charges d'amortissement	-47	-47	-8	-25	-24	-25	-4	-5	-1	-18
Dotations nettes aux provisions (1)	1	-1		-1		-10	-1	1		-1
Total	-46	-48	-8	-26	-24	-35	-5	-4	-1	-19

(1) Ce compte inclut les provisions pour créances douteuses et les provisions courantes et non courantes (position nette des dotations et reprises).

C) Analyse des actifs et passifs par zone géographique. — L'implantation des actifs dans le Groupe correspond à la localisation des clients, exceptio faite des centres d'externalisation tels que l'Inde.

Au 31 décembre 2007, les actifs et passifs par zone géographique s'analysent comme suit:

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie pacifique	Non alloué	Elimina-tion	Total
Actifs par zone géographique :											
- hors Groupe	1 134	1 101	361	1 076	537	1 765	238	204	166		6 58
- Inter-zones géographiques	31	26	7	15	19	58	8	49	67	-280	

otal des actifs zone graphique	1 165	1 127	368	1 091	556	1 823	246	253	233	-280	6 582
Impôts différés actifs											907
Etat – Impôt sur les bénéfices											31
Placements à court terme											1 594
Instruments dérivés											13
Total Actif											9 127
sifs par zone géographique :											
rs Groupe	562	1 293	173	288	195	1 016	152	76	47		3 802
Inter-zones graphiques	60	35	18	36	26	91	9	-4	9	-280	
otal des passifs zone graphique	622	1 328	191	324	221	1 107	161	72	56	-280	3 802
Situation nette consolidée											3 851
Impôts différés passifs											138
Dette d'impôt courant											71
Dettes financières											1 245
Instruments dérivés											20
Total Passif											9 127

31 décembre 2006, les actifs et passifs par zone géographique s'analysaient comme suit:

En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagneet Europe Centrale	France	Europe du Sud	Asie pacifique	Non alloué	Elimina-tion	Total
ifs par zone géographique :											
rs Groupe	748	1 053	316	883	420	1 455	193	103	166		5 337
Inter-zones graphiques	10	22	6	21	16	49	6	25	23	-178	
otal des actifs zone graphique	758	1 075	322	904	436	1 504	199	128	189	-178	5 337
Impôts différés actifs											888
Etat – Impôt sur les bénéfices											20
Placements à court terme											2 460
Instruments dérivés											3
Total Actif											8 708
sifs par zone géographique :											
rs Groupe	566	1 214	195	262	203	953	136	50	19		3 598
Inter-zones graphiques	40	33	15	25	15	39	8	-8	10	-177	
otal des passifs zone graphique	606	1 247	210	287	218	992	144	42	29	-177	3 598
Situation nette consolidée											3 697
Impôts différés passifs											118
Dette d'impôt courant											65
Dettes financières											1 224
Instruments dérivés											6
Total Passif											8 708

31 décembre 2005, les actifs et passifs par zone géographique s'analysaient comme suit:

En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays nordiques	Benelux	Allemagneet Europe Centrale	France	Europe du Sud	Asie pacifique	Non alloué	Elimina-tion	Total
ifs par zone géographique :											
rs Groupe	674	981	257	899	348	1 348	201	71	178		4 957
Inter-zones graphiques	22	22	9	19	15	65	9	18	36	-215	

Total des actifs par zone géographique	696	1 003	266	918	363	1 413	210	89	214	-215	4 95
						Impôts différés actifs					82
						Etat – Impôt sur les bénéfices					2
						Placements à court terme					1 80
						Instruments dérivés					
						Total Actif					7 61
Passifs par zone géographique :											
– hors Groupe	634	1 100	159	321	174	864	143	38	28		3 46
– Inter-zones géographiques	41	46	11	32	18	45	10	-1	10	-212	
Total des passifs par zone géographique	675	1 146	170	353	192	909	153	37	38	-212	3 46
						Situation consolidée					2 75
						Impôts différés passifs					12
						Dette d'impôt courant					4
						Dettes financières					1 23
						Instruments dérivés					
						Total Passif					7 61

D) Analyse des acquisitions d'immobilisations corporelles et incorporelles. — Les acquisitions d'immobilisations corporelles et incorporelles s'analysen comme suit (en millions d'euros) :

Au 31 décembre	2005	2006	2007
Amérique du Nord	38	31	3 0
Royaume-Uni et Irlande	27	47	
Pays nordiques	8	4	1
Benelux	9	6	2
Allemagne et Europe Centrale	20	26	1
France	24	30	4
Europe du Sud	8	4	
Asie pacifique	8	13	2
Total	142	161	2(

L'augmentation des acquisitions d'immobilisations corporelles et incorporelles s'explique principalement par :
— l'accroissement des surfaces de bureaux et des installations informatiques en Inde ;
— le développement des activités d'outsourcing au Benelux ;
— et la poursuite du déploiement de systèmes d'information globaux au niveau du Groupe.
Il convient de noter que le montant des acquisitions d'immobilisations corporelles et incorporelles diffère du montant présenté en tableaux des flux d trésorerie (149 millions d'euros) du fait de l'exclusion dans ce dernier des acquisitions d'actifs détenus en location-financement (59 millions d'euros

II. Information sectorielle par métiers.
Les prestations du Groupe s'organisent autour de quatre métiers :
— le Conseil, qui a pour mission de contribuer à l'amélioration des performances des entreprises clientes grâce à une connaissance approfondie de leur activités et de leurs processus (« Consulting Services ») ;
— l'Intégration de systèmes et d'applications informatiques, qui consiste à planifier, concevoir et développer des systèmes et des applicatior informatiques (« Technology Services ») ;
— l'Infogérance, qui consiste à gérer tout ou partie de l'informatique d'une entreprise ou de ses processus métier (« Business Process Outsourcing »)
— les Services informatiques de proximité, qui exercent au sein même de l'entreprise cliente une activité d'accompagnement et de support des équipe informatiques internes (« Local Professional Services »).

La ventilation du chiffre d'affaires par métier est la suivante :

(En millions d'euros)	2005		2006		2007	
	Montant	%	Montant	%	Montant	%
Conseil	918	13	851	11	753	
Intégration de systèmes et applications informatiques	2 307	33	2 619	34	3 349	
Infogérance	2 611	38	3 008	39	3 189	

vices informatiques de proximité	1 118	16	1 222	16	1 412	16
Total	6 954	100	7 700	100	8 703	100

ventilation de la marge opérationnelle par métier est la suivante :

(En millions d'euros)	2005		2006		2007	
	Montant	%	Montant	%	Montant	%
nseil	41	4,5	86	10,1	79	10,5
égration de systèmes et applications ormatiques	118	5,1	196	7,5	299	8,9
ogérance	3	0,1	93	3,1	150	4,7
vices informatiques de proximité	102	9,1	120	9,8	169	12
n alloué	-39		-48		-57	
Total	225	3,2	447	5,8	640	7,4

Note 26. – Effectifs.

Effectifs moyens par zone géographique :

	2005		2006		2007	
	Effectifs	%	Effectifs	%	Effectifs	%
érique du Nord	7 381	12	6 272	10	8 564	11
yaume-Uni et Irlande	8 668	15	8 894	14	8 791	11
s nordiques	3 439	6	3 480	5	3 818	5
nelux	8 402	14	8 807	14	9 167	12
emagne et Europe Centrale	3 487	6	4 336	7	5 814	7
nce	19 196	32	19 924	31	20 595	26
ope du Sud	5 246	9	5 982	9	6 476	8
e pacifique	3 762	6	6 167	10	15 832	20
n alloué	153		151		156	
Total	59 734	100	64 013	100	79 213	100

Effectifs de fin d'année par zone géographique :

Au 31 décembre	2005		2006		2007	
	Effectifs	%	Effectifs	%	Effectifs	%
érique du Nord	6 351	10	6 441	10	8 857	11
yaume-Uni et Irlande	8 826	15	8 785	13	8 482	10
s nordiques	3 429	6	3 608	5	3 942	5
nelux	8 613	14	9 014	13	9 492	11
emagne et Europe Centrale	3 732	6	5 137	8	6 274	8
nce	19 714	32	20 287	30	20 979	25
ope du Sud	5 591	9	6 235	9	6 836	8
ie pacifique	4 628	8	8 231	12	18 487	22
n alloué	152		151		159	
Total	61 036	100	67 889	100	83 508	100

Note 27. – Engagements hors bilan.

Engagements donnés (en millions d'euros) :

Au 31 décembre	2005	2006	2007
Sur locations non résiliables	1 046	867	83
Sur contrats fournisseurs	89	91	4
Autres engagements donnés	44	42	4
Total	1 179	1 000	92

— Les engagements donnés par le Groupe sur des locations non résiliables s'analysent comme suit :

(En millions d'euros)	Matériel informatique	Bureaux	Voitures	Autres locations non résiliables	Total
N+1	13	154	51	5	22
N+2	7	130	36	4	17
N+3	3	109	21	1	13
N+4	2	86	7		9
N+5		71			7
N+6 et années ultérieures		134			13
31 décembre 2007	25	684	115	10	83
31 décembre 2006	59	677	114	17	86
31 décembre 2005	100	817	117	12	1 04

Au 31 décembre 2007, les engagements sur des locations non résiliables sont principalement donnés en France (130 millions d'euros), au Benelux (12 millions d'euros), au Royaume-Uni (119 millions d'euros), en Allemagne et Europe Centrale (104 millions d'euros) et en Amérique du Nord (92 million d'euros). Les charges de loyer reconnues en compte de résultat sur l'exercice s'élèvent à 246 millions d'euros.
La diminution des engagements sur locations de matériel informatique est liée à l'échéance en 2007 d'un certain nombre de contrats notamment a Royaume-Uni, en Amérique du Nord et en France.
La durée des baux relatifs aux bureaux varie selon les zones géographiques, et s'étale sur des périodes comprises entre 5 et 25 ans. La durée des contrat de location de véhicules s'étale de 3 à 5 ans. L'augmentation des engagements sur locations de bureaux non résiliables est essentiellement imputabl aux sociétés acquises par le Groupe en 2007.
Les engagements sur contrats fournisseurs correspondent principalement aux commandes d'achat à venir dans le cadre de contrats d'achats globaux.
Les autres engagements donnés recouvrent principalement :
— des cautions bancaires données à l'occasion de contentieux fiscaux en France et en Espagne ;
— des engagements sociaux aux Pays-Bas et en Suède.

B) Engagements donnés et reçus. — Sur intérêts minoritaires :
Le 12 avril 2005, le Groupe a signé une alliance avec le groupe japonais NTT Data Corporation, cédant 95% de sa participation dans la société Ca Gemini Japan K.K., pour un montant de 30 millions d'euros. Le contrat de cession stipule au bénéfice du Groupe Cap Gemini, une option de vente d ses 5% d'intérêts résiduels dans la société Zacatii Consulting Inc. (anciennement Cap Gemini Japan K.K.) ; et au bénéfice du groupe NTT Dat Corporation, une option d'achat portant sur ces même titres. Ces options sont exerçables sur une période de deux ans (à partir du 14 juillet 2008) pou le montant le plus élevé entre la valeur de marché de ces titres à la date de l'exercice, et la valorisation de ces titres telle que déterminée à partir d montant initial de la transaction (soit pour les 5% résiduels, 1 million d'euros au 31 décembre 2007).
Sur la création de la société Inovmail : Le 10 décembre 2007, dans le cadre de la création de la société Inovmail, respectivement co-détenue par l Groupe et la société DOC@POST à hauteur de 40 % et 60 %, une promesse d'achat a été consentie au profit du Groupe sur l'ensemble de ses titres, compter du 1er juin 2009, et jusqu'au 31 décembre 2009. Le prix de cession sera égal à 2,8 millions d'euros, ou à un 1 euro symbolique, selon que l Groupe aura réalisé, ou non, une mise en production d'une solution adaptée aux besoins de La Poste.
Par ailleurs, le Groupe et La Poste se sont respectivement consentis un droit de préemption sur les titres qu'une des deux parties projetterait de céder un tiers bénéficiaire, et ce, à compter du 1er décembre 2008.

C) Engagements donnés sur contrats clients. — Dans un certain nombre de grands contrats signés, le Groupe a été amené à mettre en place des garantie de performance et/ou financière, en particulier concernant les contrats "ASPIRE" signé avec HM Revenue & Customs le 5 janvier 2004 et les avenant signés en 2006 et 2007 pour un montant estimé à 5,5 milliards de livres sterling, TXU signé le 17 mai 2004 pour un montant de 3,5 milliards de dollars Schneider Electric Industries SAS pour un montant de 1,3 milliard d'euros, Metropolitan Police pour un montant de 350 millions de livres sterling e le contrat cadre signé avec Euroclear.
Par ailleurs le Groupe a également donné des garanties financières limitées dans le cadre de divers contrats clients pour un montant total de 47 million d'euros au 31 décembre 2007.
Enfin, certains clients bénéficient de garanties bancaires émises par le Groupe pour un montant global de 49 millions d'euros au 31 décembre 2007.
Le contrat d'infogérance avec les sociétés TXU Energy Company LLC et TXU Electric Delivery Company (anciennement dénommée Oncor Electri Delivery Company) prévoit par ailleurs, au profit du groupe TXU, hors clauses habituelles en la matière, un droit de résiliation dans le cas où la notatio de crédit du Groupe viendrait à être abaissée au-dessous du niveau « investment grade». A noter que ledit contrat n'a pas été résilié après l'abaissemer de la notation de crédit du Groupe par Standard & Poor's intervenue le 7 janvier 2005 (notation revue et rétablie à son niveau précédent le 21 janvier 2008

D) Dettes financières garanties par des actifs. — Certaines dettes financières sont garanties par des actifs inscrits au bilan. Au 31 décembre 2007, ce dettes financières concernent les contrats de location financement pour un montant de 150 millions d'euros ainsi que les dettes de carry-back pour 12 millions d'euros (Cf. Note 16 « Trésorerie Nette», Note 11 « Immobilisations corporelles » et Note 15 « Autres créances courantes et d'impôts »).

Note 28. – Transactions avec des parties liées.

Entreprises associées. — Il s'agit des entreprises sur lesquelles le Groupe exerce une influence notable et qui sont consolidées selon la méthode de se en équivalence (Cf. Note 30 « Liste par pays des principales sociétés consolidées »). Les transactions effectuées avec ces entreprises associées au rs de l'exercice 2007 ont été réalisées sur une base de prix de marché et leur volume n'est pas significatif.

Autres parties liées. — Au cours de l'exercice 2007, aucune opération significative n'a été réalisée avec :
des actionnaires détenant un droit de vote significatif dans le capital de Cap Gemini S.A.,
des membres des organes de direction y compris les administrateurs et les censeurs,
des entités sur lesquelles un des principaux dirigeants exerce le contrôle, un contrôle conjoint, une influence notable ou détient un droit de vote nificatif.

Rémunération des membres des organes de direction. — Le tableau ci-dessous analyse la rémunération des membres des organes de direction qui nprennent la structure de direction générale opérationnelle du Groupe présente à la clôture de chaque exercice, soit 26 personnes au 31 décembre)7, contre 24 personnes au 31 décembre 2006, ainsi que la rémunération du Président du Conseil d'Administration et les jetons de présence versés : douze administrateurs (nombre inchangé par rapport à 2006).

(En milliers d'euros)	2006 (4)	2007
ntages à court terme hors charges patronales (1)	19 552	21 387
ntages à court terme : charges patronales	3 638	4 463
ntages postérieurs à l'emploi (2)	497	693
nunération en actions (3)	1 527	1 976

Inclut les salaires bruts, rémunérations, primes, intéressement, jetons de présence et avantages en nature.
Ce montant comprend essentiellement des indemnités conventionnelles de retraites.
Ce montant correspond à la charge annuelle liée aux attributions d'options de souscription d'actions.
Montants 2006 retraités pour intégrer la rémunération du Président du Conseil d'Administration ainsi que les jetons de présence des administrateurs enseurs non salariés.

Note 29. – Evénements postérieurs à la clôture.

21 janvier 2008, la société Standard & Poor's a révisé à la hausse la notation du Groupe Cap Gemini qui passe de BB+ à BBB- (perspective stable) enant ainsi dans la catégorie « Investissement ».
ns le cadre de l'autorisation accordée par la septième résolution de l'Assemblée Générale Mixte du 26 avril 2007 et relative au rachat par la société ses propres actions, le Groupe a procédé courant janvier 2008 au rachat de 2 000 000 d'actions au cours moyen de 34,48 euros, représentant 1,4% capital. Ces rachats s'inscrivent dans le cadre de la couverture de nos instruments donnant accès au capital, et en particulier en vue de la neutralisation tielle de la dilution liée aux instruments de motivation des salariés du Groupe.
Conseil d'Administration proposera à l'Assemblée Générale de verser aux actionnaires du Groupe, au titre de l'exercice 2007, un dividende de 1 o par action.

Note 30. – Liste par pays des principales sociétés consolidées.

; principales sociétés comprises dans le périmètre de consolidation au 31 décembre 2007 sont les suivantes :

Pays	Sociétés consolidées	Pourcentage d'intérêt	Méthode d'intégration
emagne	Cap Gemini Deutschland GmbH (Berlin)	100,00%	IG
	Cap Gemini Deutschland Holding GmbH	100,00%	IG
	Cap Gemini Systems GmbH (Stuttgart)	100,00%	IG
	SD&M Software Design and Management AG (Münich)	100,00%	IG
	Sogeti Deutschland GmbH (Berlin)	100,00%	IG
	Cap Gemini Telecom Media & Networks Deutschland GmbH	100,00%	IG
	FuE-Future Engineering GmbH	100,00%	IG
entine	Cap Gemini Argentina S.A.	100,00%	IG
tralie	Cap Gemini Australia Pty Ltd.	100,00%	IG
	Cap Gemini Business Services Australia Pty Ltd.	100,00%	IG
	Cap Gemini Financial Services Australia Pty Lsd.	100,00%	IG
riche	Cap Gemini Consulting Österreich AG	100,00%	IG
gique	Cap Gemini Belgium N.V./S.A.	100,00%	IG
	Sogeti Belgium S.A.	100,00%	IG
	Sogeti NV/SA (Belgium)	100,00%	IG

	Sogeti International S.A.	100,00%	IG
Brésil	Network Consulting Group do Brasil Consultoria en infomatica Ltd.	100,00%	IG
Canada	Cap Gemini New Brunswick Inc.	100,00%	IG
	Cap Gemini Nova Scotia Ltd.	100,00%	IG
	Cap Gemini Canada Inc.	100,00%	IG
	Inergi Inc.	100,00%	IG
	Inergi LP	100,00%	IG
	New Horizons System Solutions LP	100,00%	IG
	New Horizons System Solutions Inc.	100,00%	IG
	Kanbay Canada Inc.	100,00%	IG
Chine	Cap Gemini (Shanghai) Co. Ltd.	100,00%	IG
	Cap Gemini Hong Kong Ltd.	100,00%	IG
	Cap Gemini Business Services (China) Ltd.	100,00%	IG
	Cap Gemini Business Services (Asia) Ltd. SSS Hangzhou (China)	48,60%	ME
	Cap Gemini Financial Services HK Ltd.	99,99%	IG
Danemark	Cap Gemini Danmark AS	100,00%	IG
	Sogeti Danmark	100,00%	IG
Espagne	Cap Gemini España, S.L.	100,00%	IG
	Sogeti España S.L.	100,00%	IG
	InQA Test Labs S.L.	100,00%	IG
	QAlis Solutions S.L.	100,00%	IG
Etats-Unis	Cap Gemini America Inc.	100,00%	IG
	Cap Gemini Applications Services LLC	100,00%	IG
	Cap Gemini Holding Inc.	100,00%	IG
	Cap Gemini U.S. LLC	100,00%	IG
	Cap Gemini North America Inc.	100,00%	IG
	Cap Gemini Technologies LLC	100,00%	IG
	Cap Gemini Government Solutions LLC	100,00%	IG
	Sogeti USA LLC	100,00%	IG
	Cap Gemini Energy GP LLC	100,00%	IG
	Cap Gemini Energy Holdings LLC	100,00%	IG
	Cap Gemini Energy LP	97,10%	IG
	Cap Gemini Financial Services International Inc.	100,00%	IG
	Cap Gemini Financial Services (China) Inc.	100,00%	IG
	Cap Gemini Financial Services USA	100,00%	IG
	Cap Gemini Financial Services Europe	100,00%	IG
	Cap Gemini Financial Services Japan	100,00%	IG
	Kanbay Managed Solution Inc.	80,00%	IG
	Accurum Incorporated	100,00%	IG
	Strategic Systems Inc. (US)	48,60%	ME
	Strategic Back-Office Solutions	48,60%	ME
Finlande	Cap Gemini Finland Oy	100,00%	IG

IG = Intégration globale
ME = Mise en équivalence

Pays	Sociétés consolidées	Pourcentage d'intérêt	Méthode d'intégration
France	Cap Gemini S.A.	Société mère	IG
	Cap Gemini France S.A.S.	100,00%	IG

	Cap Gemini Gouvieux S.A.S.	100,00%	IG
	Cap Gemini Service S.A.S.	100,00%	IG
	Cap Gemini Université S.A.S.	100,00%	IG
	Immobilière Les Fontaines S.A.R.L.	100,00%	IG
	SCI Paris Etoile	100,00%	IG
	Cap Gemini Consulting S.A.S.	100,00%	IG
	Cap Gemini Finance et Services S.A.S.	100,00%	IG
	Cap Gemini Industrie et Distribution S.A.S.	100,00%	IG
	Cap Gemini Est S.A.S.	100,00%	IG
	Cap Gemini Ouest S.A.S.	100,00%	IG
	Cap Gemini Sud S.A.S.	100,00%	IG
	Cap Gemini Outsourcing Services S.A.S.	100,00%	IG
	Cap Gemini OS Electric S.A.S.	100,00%	IG
	Cap Gemini Telecom & Media S.A.S.	100,00%	IG
	Inovmail S.A.S.	40,00%	ME
	Sogeti S.A.S.	100,00%	IG
	Sogeti Infrastructure Service S.A.S.	100,00%	IG
	Sogeti Application Service S.A.S.	100,00%	IG
	Sogeti Régions S.A.S.	100,00%	IG
	Sogeti Services S.A.S.	100,00%	IG
	Sogeti High Tech S.A.S.	100,00%	IG
nde-	Cap Gemini UK Plc	100,00%	IG
tagne	CGS Holdings Ltd.	100,00%	IG
	Sogeti UK	100,00%	IG
	Cap Gemini Financial Services UK Ltd.	99,90%	IG
	SSS Holding Corporation Ltd.	48,60%	ME
	Strategic System Solution Ltd.	48,60%	ME
	Strategic Back Office Solutions Ltd.	48,60%	ME
	Strategic Training Solutions	48,60%	ME
	Bizzkidz Ltd.	48,60%	ME
ngrie	Cap Gemini Magyarorszag Kft	100,00%	IG
e	Cap Gemini Consulting India Private Ltd.	100,00%	IG
	InQA Test Labs Private Ltd. (India)	100,00%	IG
	Cap Gemini Business Services (India) Ltd.	51,00%	IG
	Cap Gemini India Private Ltd.	99,99%	IG
	Pune Software Park Pvt. Ltd.	100,00%	IG
nde	Sogeti Ireland Ltd.	100,00%	IG
ie	Cap Gemini Italia S.p.A.	100,00%	IG
naïque	Adjoined Consulting Ltd.	100,00%	IG
xembourg	Sogeti Luxembourg S.A.	100,00%	IG
	Cap Gemini Reinsurance Company S.A.	100,00%	IG
	Sogeti PSF Luxembourg S.A.	100,00%	IG
roc	Cap Gemini Technology Services Maroc	100,00%	IG
xique	Cap Gemini Mexico S. de R.L. de C.V.	100,00%	IG
rvege	Cap Gemini Norge AS	100,00%	IG
	Sogeti Norge AS	100,00%	IG
s Bas	Cap Gemini Outsourcing B.V.	100,00%	IG
	Cap Gemini Interim Management B.V.	100,00%	IG

	Cap Gemini Nederland B.V.	100,00%	IG
	Cap Gemini Sourcing B.V.	100,00%	IG
	Cap Gemini Educational Services B.V.	100,00%	IG
	Cap Gemini N.V.	100,00%	IG
	Paul Postma Marketing Consultancy B.V.	100,00%	IG
	Cap Gemini Datacenter Amsterdam B.V.	100,00%	IG
	Sogeti Nederland B.V.	100,00%	IG
	Capgemini International B.V.	100,00%	IG
	Cap Gemini Telecom Media & Networks Nederland B.V.	100,00%	IG
Pologne	Cap Gemini Polska Sp z.o.o.	100,00%	IG
Portugal	Cap Gemini Portugal, Serviços de Consultoria e Informatica S.A.	100,00%	IG
Rep. Tchèque	Cap Gemini Czech Republic S.R.O.	100,00%	IG
Roumanie	Cap Gemini services Romania S.R.L.	100,00%	IG

IG = Intégration globale
ME = Mise en équivalence

Pays	Sociétés consolidées	Pourcentage d'intérêt	Méthode d'intégration
Serbie	Cap Gemini d.o.o (Serbia and Montenegro)	100,00%	IG
Singapour	Cap Gemini Asia Pacific Pte Ltd. SSS Pte Ltd. (Singapore)	48,60%	ME
	Cap Gemini Financial Services (Singapore) Pte Ltd.	100,00%	IG
Slovaquie	Capgemini Slovensko, s.r.o.	100,00%	IG
Suede	Cap Gemini AB	100,00%	IG
	Cap Gemini Sverige AB	100,00%	IG
	Sogeti Sverige AB	100,00%	IG
Suisse	Cap Gemini Suisse S.A. (Zurich)	100,00%	IG
	SD&M Schweiz AG (Zurich)	100,00%	IG
	Sogeti Suisse S.A.	100,00%	IG

IG = Intégration globale
ME = Mise en équivalence

VII. — Rapport des commissaires aux comptes sur les comptes consolidés (exercice clos le 31 décembre 2007).

Mesdames, Messieurs les actionnaires,

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés de la sociét Cap Gemini S.A. relatifs à l'exercice clos le 31 décembre 2007, tels qu'ils sont joints au présent rapport.
Les comptes consolidés ont été arrêtés par le Conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces compte

1. Opinion sur les comptes consolidés. — Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrer la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significative Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécie les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nou estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.
Nous certifions que les comptes consolidés de l'exercice sont, au regard du référentiel IFRS tel qu'adopté dans l'Union européenne, réguliers et sincère et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les personnes et entités compris dans la consolidation.

2. Justification des appréciations. — En application des dispositions de l'article L.823-9 du Code de commerce relatives à la justification de nc appréciations, nous portons à votre connaissance les éléments suivants:
— La note 1-F aux comptes consolidés expose les méthodes de comptabilisation du chiffre d'affaires et des coûts liés aux prestations à long term Dans le cadre de notre appréciation des règles et principes comptables précisées ci-dessus et des informations fournies dans la note précitée, nous nou sommes assurés de leur correcte application ainsi que du caractère raisonnable des estimations retenues ;
— La société a procédé au cours de l'exercice à l'acquisition de Kanbay International pour un coût total d'acquisition de 954 millions d'euros. La not 2 aux comptes consolidés expose notamment l'affectation du prix d'acquisition de Kanbay selon laquelle un écart d'acquisition de 831 millions d'eurc a été reconnu. Dans le cadre de nos appréciations ;
– Nous avons pris connaissance des procédures mises en oeuvre par le groupe quant à l'affectation du prix d'acquisition et notamment revu le rappo établi par l'expert mandaté par la société pour effectuer ce travail ;

Jous nous sommes assurés, s'agissant de Kanbay, du caractère raisonnable de l'allocation de l'écart d'acquisition de 831 millions d'euros sur les ncipales unités génératrices de trésorerie du groupe.
Le montant des immobilisations incorporelles nettes, figurant au bilan consolidé, inclut à hauteur de 2 577 millions d'euros des écarts d'acquisition 1 amortis. La note 10 aux comptes consolidés expose les principes et méthodes comptables relatifs à l'approche retenue par le groupe pour la ermination de la valeur d'utilité de ces actifs. Dans le cadre de nos appréciations, nous avons vérifié le bien fondé de l'approche retenue ainsi que cohérence d'ensemble des hypothèses utilisées et des évaluations qui en résultent ;
Un montant d'actif d'impôts différés de 907 millions d'euros figure au bilan consolidé dont les modalités de détermination sont décrites dans la note aux comptes consolidés. Dans le cadre de nos appréciations, nous avons validé la cohérence d'ensemble des données et des hypothèses retenues int servi à l'évaluation de l'actif d'impôt différé.
s appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés, pris dans leur ensemble, et ont donc itribué à la formation de notre opinion exprimée dans la première partie de ce rapport.

Vérification spécifique. — Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des ormations données dans le rapport sur la gestion du groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec comptes consolidés.

Neuilly sur Seine, le 14 février 2008,

Pricewaterhousecoopers Audit :

Serge Villepelet ;

Paris La Défense, le 14 février 2008,

KPMG Audit
Département de KPMG SA :

Edouard Sattler ; *Frédéric Quélin.*

06837

File N° 82-5065

Exhibit 17.

BALO Notice of May 9, 2008 regarding the publication of the net sales revenues for the first quarter 2008

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (CHIFFRES D'AFFAIRES ET SITUATIONS TRIMESTRIELLES)

CAP GEMINI

Société Anonyme au capital de 1 163 404 080 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris - APE : 741J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés (hors taxes),

(En millions d'euros)

OCIETE MERE :

	2008	2007	Variation
emier trimestre	67	61	8,4%

GROUPE CONSOLIDÉ :

	2008	2007	Variation
emier trimestre	2 185	2 214	-1,4%

croissance du chiffre d'affaires du Groupe entre le premier trimestre 2008 et le premier trimestre 2007 est de -1,4% à taux et périmètre courants et +3,7% à taux et périmètre constants.

05620

Exhibit 18.

BALO Notice of February 18, 2008 regarding the publication of the net sales revenue for the fourth quarter 2007

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (CHIFFRES D'AFFAIRES ET SITUATIONS TRIMESTRIELLES)

CAP GEMINI SA

Société anonyme au capital de 1 162 090 880 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés. (Hors taxes)

(En millions d'euros.)
1. — Société mère.

(En millions d'euros)	2007	2006	Variation
Premier trimestre	61	48	28,2%
Deuxième trimestre	101	89	14,3%
Troisième trimestre	110	51	111,2%
Quatrième trimestre	76	76	0,1%
Total	348	264	31,7%

2. — Groupe consolidé.

(En millions d'euros)	2007	2006	Variation
Premier trimestre	2 214	1 869	18,5%
Deuxième trimestre	2 183	1 915	14,0%
Troisième trimestre	2 088	1 881	11,0%
Quatrième trimestre	2 218	2 035	9,0%
Total	8 703	7 700	13,0%

croissance du chiffre d'affaires annuel 2007 par rapport au chiffre d'affaires annuel 2006 du Groupe est de 13,0% à taux de change et périmètre urants et de 9,0% à taux de change et périmètre constants.

01571

File N° 82-5065

Exhibit 19.

BALO Notice of November 9, 2007 regarding the publication of the net sales revenue for the third quarter 2007

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (CHIFFRES D'AFFAIRES ET SITUATIONS TRIMESTRIELLES)

CAP GEMINI SA

Société anonyme au capital de 1 158 552 520 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741 J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés (hors taxes).

(En millions d'euros.)

1. — Société mère.

	2007	2006	Variation
Premier trimestre	61	48	28,2%
Deuxième trimestre	101	89	14,3%
Troisième trimestre	110	51	111,2%
Total	272	188	44,4%

2. — Groupe consolidé.

	2007	2006	Variation
Premier trimestre	2 214	1 869	18,5%
Deuxième trimestre	2 183	1 915	14,0%
Troisième trimestre	2 088	1 881	11,0%
Total	6 485	5 665	14,5%

croissance du chiffre d'affaires du Groupe entre les trois premiers trimestres 2007 et les trois premiers trimestres 2006 est de 14,5% à taux et périmètre urants et de 9,7% à taux et périmètre constants.

16867

File N° 82-5065

Exhibit 20.

BALO Notice of September 5, 2007 regarding the publication of the interim financial statements for the six-month period ending June 30, 2007

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (COMPTES INTERMÉDIAIRES)

CAP GEMINI SA

Société anonyme au capital de 1 155 210 328 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris — APE : 741 J.
Exercice social : du 1er janvier au 31 décembre.

Rapport financier semestriel.

A. — Principales données financières consolidées.

(En millions d'euros)	Comptes consolidés		
	2006	1er semestre 2006	1er semestre 2007
ffre d'affaires	7 700	3 784	4 397
rges opérationnelles	7 253	3 603	4 128
ge opérationnelle :			
lontant	447	181	269
;	5,8%	4,8%	6,1%
ultat opérationnel :			
lontant	334	139	229
;	4,3%	3,7%	5,2%
ultat net (part du Groupe)	293	71	168
tabilité nette (%)	3,8%	1,9%	3,8%
ultat par action :			
lombre moyen pondéré d'actions ordinaires	132 782 723	131 568 116	144 414 280
Résultat de base par action (en euros)	2,21	0,54	1,16
lombre d'actions en fin de période	144 081 808	131 753 496	144 819 065
Résultat par action en fin de période (en euros)	2,03	0,54	1,16
lombre moyen pondéré d'actions ordinaires (dilué)	147 241 326	146 470 095	159 767 912
Résultat dilué par action (en euros)	2,07	0,53	1,09
orerie nette en fin de période	1 632	789	452
nbre moyen de collaborateurs	64 013	62 230	77 669
nbre total de collaborateurs			
in de période	67 889	63 680	79 981

B. — Rapport d'activité semestriel.

énements marquants du premier semestre 2007. — La tendance positive constatée en 2006 s'est prolongée et amplifiée au premier semestre 2007. s investissements entrepris par les clients pour renouveler leurs systèmes d'information ont entretenu un climat très favorable pour le secteur des vices informatiques, plus particulièrement dans le métier d'intégration de systèmes et de développement d'applications informatiques.

mme lors des semestres précédents, ces investissements ont été plus importants dans les domaines de l'intégration de systèmes que dans l'infogérance, te dernière ligne de métier étant traditionnellement moins dynamique dans les phases positives du cycle informatique.

semestre a également été marqué par l'accélération du recours aux ressources issues des pays émergents (Inde, Chine, Pologne). Le marché américain désormais largement alimenté par nos unités de production indiennes, qui représentent un tiers des effectifs commercialisés sur ce marché. Les rchés britanniques et scandinaves connaissent également une évolution très rapide du recours aux prestations offshore. Cette tendance s'étend à de nbreux grands comptes dans les autres pays d'Europe continentale.

est dans ce contexte qu'ont été mises en oeuvre les premières étapes du plan i3 (i cube). Ce plan de transformation doit permettre au Groupe d'anticiper nutation du modèle d'affaire des sociétés de services informatiques dans les années qui viennent, en mettant l'accent sur l'industrialisation des cessus et des outils, l'augmentation de la proportion des travaux réalisés dans les pays émergents, la création de relations partenariales étroites avec

nos grands clients, et le souci quotidien apporté à l'innovation dans nos métiers. Il tire précisément son nom des initiales de ces trois leviers : innovation industrialisation et *intimacy* (intimité).
A cet égard, la finalisation de l'acquisition de la société Kanbay International annoncée en octobre 2006 acquiert une portée toute particulière. Ell permet au Groupe d'accroître significativement son expertise dans le monde financier, de disposer d'une plate-forme de référence en Inde dédiée à c secteur, et de progresser dans la construction d'un modèle intégrant les unités indiennes et occidentales dans un ensemble homogène. L'entrée de Kanba dans le périmètre de Capgemini est également l'occasion de créer une nouvelle unité dédiée aux services financiers centrée à ce jour sur les Etats-Uni et le Royaume-Uni, et de renforcer les équipes nord-américaines de projets et de conseil par l'apport des activités « non-financières » de Kanbay.
Au total, le Groupe a de nouveau connu une croissance supérieure à celle de son marché. Avec un chiffre d'affaires en augmentation de 16,2% (et d 11,5% à périmètre et taux de change constants) Capgemini se situe à la pointe des acteurs occidentaux. Cette progression a été particulièrement sensibl dans les activités traditionnellement cycliques, mais la poursuite de la montée en puissance de plusieurs contrats d'infogérance engendre toujours un croissance à deux chiffres dans cette activité.
Ce dynamisme se retrouve aussi dans les prises de commande : elles atteignent 3,043 milliards d'euros dans les activités de conseil, d'intégration d systèmes et de services de proximité. Le ratio prises de commandes sur chiffre d'affaires s'y établit à 1,10. Les prises de commandes en infogéranc sont également importantes, à 1,203 milliards d'euros, même si elles n'ont pu atteindre le niveau exceptionnel du premier semestre 2006 qui avait ét marqué par les signatures du contrat General Motors et de l'extension du contrat HM Revenue and Customs.
Les autres indicateurs financiers ont eux aussi connu un progrès sensible, la marge opérationnelle (1) progressant de 1,3 point par rapport a premier semestre 2006, et le résultat net passant de 71 à 168 M€.
(1) La marge opérationnelle, principal indicateur de performance du Groupe, est représentée par la différence entre le chiffre d'affaires et les charge opérationnelles, celles-ci étant égales au total du coût des services rendus (charges nécessaires à la réalisation des projets), des frais commerciaux e des frais généraux et administratifs. Le résultat opérationnel est obtenu après prise en compte des autres produits et charges opérationnels qui comprennen la charge résultant de l'étalement de la juste valeur des options de souscription d'actions accordées au personnel, ainsi que les charges et produits no récurrents, dont les coûts de restructuration et d'intégration des sociétés acquises et les plus ou moins-values de cession d'actifs.

Evolution de l'activité par zone géographique :

	% du chiffre d'affaires total	Croissance (*) par rapport à S1 2006	Taux de marge opérationnelle	
			S1 2006	S1 2007
Royaume-Uni et Irlande	27%	10,4%	5,9%	6,7%
France	23%	9,1%	0,7%	2,5%
Amérique du Nord	20%	12,5%	4,3%	5,4%
Benelux	13%	10,9%	12,6%	14,3%
Allemagne et Europe Centrale	6%	8,0%	9,3%	11,7%
Pays Nordiques	6%	21,5%	6,4%	7,3%
Europe du Sud	4%	13,6%	2,2%	4,2%
Asie Pacifique	1%	43,5%	6,1%	15,2%

(*) A taux de change et périmètre constants.

A taux de change et périmètre constants, la croissance du chiffre d'affaires est supérieure ou égale à 8% dans toutes les régions où le Groupe exerc son activité. Pour six d'entre elles, il s'agit même de croissances « à deux chiffres ». A taux et périmètre courants, les taux de croissance sont encor plus élevés pour l'Amérique du Nord, l'Asie Pacifique et dans une moindre mesure le Royaume-Uni, l'Allemagne et l'Europe Centrale et l'Europe d Sud qui bénéficient de l'entrée dans le périmètre de consolidation de sociétés acquises. Les variations de taux de change ont eu un effet positif sur l région Royaume-Uni et Irlande, mais particulièrement négatif en Amérique du Nord lié à la baisse de plus de 7% du dollar américain entre l premier semestre 2006 et le premier semestre 2007. En termes de marge opérationnelle, toutes les régions enregistrent une progression.
La progression du chiffre d'affaires dans la région Royaume-Uni et Irlande atteint 10,4%. Elle est avant tout le fait de la croissance de l'infogéranc qui y représente plus de 80% de l'activité. Au sein du contrat HM Revenue and Customs, l'activité a légèrement progressé au-delà du niveau élev atteint en 2006, l'impact de l'extension signée en mars 2006 faisant plus que compenser la baisse modérée et attendue des développements d'applicatior nouvelles. D'autres contrats, notamment celui signé fin 2005 avec Metropolitan Police permettent d'atteindre une croissance de plus de 7% dans cett activité. Dans les autres activités, si le conseil est étale, l'intégration de systèmes enregistre une progression remarquable de plus de 30%, et Kanba qui a récemment étendu son activité à cette région, voit son chiffre d'affaire tripler pour atteindre 15 M€.
En France, le dynamisme des activités d'intégration de systèmes et de conseil qui enregistrent des progressions de 10% et de 12% respectivement ain qu'un niveau d'activité plus élevé au sein du contrat Schneider ont été les principaux moteurs de la croissance. La progression de 19 M€ de la marg opérationnelle résulte de la réduction des pertes dans l'activité d'infogérance et d'un volume d'affaires plus important dans l'activité de projets où l marge reste stable.
L'Amérique du Nord enregistre une croissance de 12,5%. Si les activités de conseil et d'intégration de systèmes sont proches de la stabilité, l'infogéranc et Sogeti enregistrent de fortes croissances. Toutes ces activités voient leur taux de marge s'améliorer. Kanbay enregistre pour sa part une progressio comparable au reste de l'Amérique du Nord. Son impact sur le taux de marge opérationnelle est en revanche négatif, notamment du fait de la prise e compte dans cette région de l'amortissement des actifs incorporels reconnus lors de l'acquisition.
L'activité au Benelux a été soutenue dans toutes les opérations à l'exception du conseil en Hollande et de Sogeti en Belgique et au Luxembourg, le plus fortes progressions étant le fait de l'infogérance qui bénéficie de nouveaux contrats (en particulier le contrat de mise en place et de gestion de infrastructures informatiques de Rijkwaterstaat pour un montant de 230 M€ sur 7,5 années), et de Sogeti en Hollande qui croît de 18%. L'évolution d chiffre d'affaires a été accompagnée d'une progression significative des marges qui sont quasiment au niveau du deuxième semestre 2006 en dép d'une saisonnalité traditionnellement moins favorable.
L'Allemagne et l'Europe Centrale enregistrent une croissance de 8% soutenue par une forte progression de l'intégration de systèmes. L'infogérance e elle en légère décroissance, le doublement de l'infogérance de processus métier (Business Process Outsourcing) ne suffisant pas à compenser la baiss de l'infogérance traditionnelle dont le poids est bien plus important. Cette région enregistre une progression de plus de deux points de son taux de marg opérationnelle engendrée par les activités d'intégration de systèmes.
Les Pays Nordiques connaissent une très forte progression liée à l'extraordinaire dynamisme de Sogeti en Suède, mais aussi à des gains de part c marché importants en intégration de systèmes et en infogérance. Dans les deux cas, ces marchés se sont montrés extrêmement réceptifs à des offr hybrides comportant une composante offshore significative.
La croissance est soutenue dans tous les pays d'Europe du Sud et permet une amélioration sensible de la profitabilité. L'Italie s'illustre particulièremen après plusieurs années difficiles, elle enregistre une progression de son chiffre d'affaires de 18% et est profitable.

nme dans le reste du Groupe, le chiffre d'affaires de l'Asie Pacifique ne reflète que l'activité directement facturée aux clients à partir des pays sidérés (chiffre d'affaire « externe ») ; le faible pourcentage de chiffre d'affaires externe de cette région, qui compte désormais 21% des effectifs Groupe avec plus de 16 000 collaborateurs, s'explique par le fait que l'Inde et la Chine opèrent principalement en sous-traitance au sein du Groupe. revanche, le taux de marge opérationnelle est calculé en rapportant la totalité de la performance de la région (incluant les marges intra-groupe) au ffre d'affaires externe, ce qui explique son niveau élevé (15,2%).

lution de l'activité par métier :

	% du chiffre d'affaires total	Croissance (*) par rapport à S1 2006	Taux de marge opérationnelle	
			S1 2006	S1 2007
Conseil	9%	-1,8%	8,9%	8,1%
Intégration	38%	15,4%	6,4%	7,7%
Services de Proximité	16%	7,8%	8,4%	9,6%
Infogérance	37%	13%	2,0%	4,5%

(*) A taux de change et périmètre constants.

conseil a enregistré au premier semestre une légère décroissance résultant d'évolutions contrastées : si l'activité est restée soutenue en Europe, avec dynamisme particulier en France et en Europe du Sud, elle a marqué un net recul en Amérique du Nord. Ce recul est en partie lié à des reclassements Amérique du Nord entre conseil et intégration de systèmes. L'augmentation des effectifs et des prix stables n'ont pas pu compenser la dégradation taux d'utilisation conduisant à un taux de marge opérationnel en baisse.

ntégration de systèmes et développement d'applications informatiques a pour sa part connu une forte croissance amplifiée par l'apport de Kanbay, conjuguée à une amélioration supplémentaire du taux d'utilisation et un recours accru à des ressources offshore, a permis un progrès significatif de marge opérationnelle qui atteint quasiment le niveau du deuxième semestre 2006.

geti (services de proximité) a connu un semestre de croissance soutenue particulièrement en Hollande, en Suède et aux Etats-Unis (dont le chiffre ffaires a par ailleurs bénéficié de l'acquisition de la société Software Architects Inc.). Cette croissance conjuguée à un environnement de prix favorable lus que compensé un taux d'utilisation en légère baisse pour permettre une amélioration du taux de marge opérationnelle de plus d'un point par port au premier semestre 2006.

n que le marché pour ces activités soit moins dynamique, l'infogérance a crû de près de 13% au premier semestre notamment grâce aux importants trats signés fin 2005 et début 2006. Cette croissance conjuguée aux effets bénéfiques du plan MAP a permis un doublement du taux de marge rationnelle pour atteindre 4,5%.

Analyse des comptes semestriels consolidés résumés.

compte de résultat consolidé. — Le chiffre d'affaires du premier semestre 2007 s'élève à 4 397 M€ contre 3 784 M€ au premier semestre 2006, une croissance de 16,2% à taux de change et périmètre courants et 11,5% à taux de change et périmètre constants.

marge opérationnelle du premier semestre 2007 atteint 269 M€ contre 181 M€ au premier semestre 2006, soit un taux de marge de 6,1% contre % au premier semestre 2006 et 5,8% pour l'exercice 2006.

ugmentation du taux de marge opérationnelle par rapport à l'exercice 2006 est principalement liée à une meilleure gestion des dépenses nécessaires réalisation des prestations du Groupe.

te amélioration de la profitabilité est constatée dans toutes les zones géographiques.

autres produits et charges opérationnels constituent une charge de 40 M€ au premier semestre 2007, sensiblement identique à celle du mier semestre 2006. Cette stabilité s'explique par 8 M€ de coûts en 2007 liés à l'intégration dans le Groupe des sociétés récemment acquises, et en ticulier la société Kanbay, et par une réduction des coûts de restructuration de 11 M€. En effet, au premier semestre 2007, ces coûts de restructuration, principalement à la poursuite du plan « MAP » démarré en 2006 et destiné à rationaliser l'organisation des activités d'infogérance du Groupe en ope, s'élèvent à 22 M€ contre 33 M€ au premier semestre 2006.

résultat opérationnel s'établit donc à 229 M€ au premier semestre 2007 (soit 5,2% du chiffre d'affaires) contre 139 M€ au mier semestre 2006 (soit 3,7% du chiffre d'affaires).

résultat financier s'établit à -3 M€ au premier semestre 2007 contre -20 M€ au premier semestre 2006. Cette amélioration résulte essentiellement :

de l'augmentation de 5 M€ des produits financiers résultant de l'impact de la hausse des taux d'intérêt sur le rendement de la trésorerie placée en ticulier en Europe ;

de l'évolution positive de la valeur de marché des instruments de couverture du risque de taux : il en résulte un produit de 3 M€ sur le mier semestre 2007 contre une charge de 5 M€ au premier semestre 2006, soit une variation positive de 8 M€, due essentiellement au contrat change de taux d'intérêt relatif à l'emprunt Obligataire Convertible ou Echangeable en Actions Nouvelles ou Existantes émis le 24 juin 2003 ;

de l'évolution positive de la valeur de marché des instruments de couverture du risque de change, qui se traduit par un produit de 5 M€ sur le mier semestre 2007 (alors que le montant comparable était non significatif au premier semestre 2006), imputable aux couvertures sur le Dollar US, uro et la Livre Sterling contre la Roupie Indienne.

charge d'impôt s'élève à 59 M€ au premier semestre 2007 et se compose d'impôts courants pour 35 M€ et d'impôts différés pour 24 M€ ; ces niers comprennent essentiellement une charge de 17 M€ correspondant à l'effet net, s'agissant des déficits fiscaux reportables, de (i) l'imputation les résultats fiscaux bénéficiaires de la période et (ii) de réévaluations d'impôts différés actifs, et ce notamment en France. L'augmentation de la rge d'impôt du premier semestre 2007 par rapport au premier semestre 2006 est liée à l'amélioration de la profitabilité de l'ensemble des opérations Groupe.

résultat net part du Groupe s'élève à 168 M€ au premier semestre 2007 (contre 71 M€ au premier semestre 2006). Au 30 juin 2007, le résultat net action s'élève à 1,16 € sur la base de 144 414 280 actions contre 0,54 euro sur la base de 131 568 116 actions au 30 juin 2006 ; en ce qui concerne ésultat net dilué par action, celui ci s'élève à 1,09 € sur la base de 159 767 912 actions contre 0,53 euro sur la base de 146 470 095 actions au juin 2006.

bilan consolidé. — La situation nette de l'ensemble consolidé s'établit à 3 730 M€, soit une augmentation de 33 M€ par rapport au décembre 2006 qui résulte principalement :

des augmentations de capital par levée d'options de souscription d'actions pour 19 M€ ;

du versement de dividendes aux actionnaires pour 101 M€, soit 0,70 euro par action ;

de la reconnaissance en capitaux propres des pertes actuarielles liées aux provisions pour retraites et engagements assimilés du mier semestre 2007 pour 24 M€,

de la variation négative des réserves de conversion pour 37 M€ ;

— de la prise en compte du résultat bénéficiaire de la période de 168 M€.
Les actifs non courants s'établissent à 4 421 M€ au 30 juin 2007, soit une augmentation de 892 M€ par rapport au 31 décembre 2006 qui résult principalement des mouvements suivants :
— 920 M€ d'augmentation des écarts d'acquisition et autres immobilisations incorporelles due aux acquisitions des sociétés Kanbay et Softwar Architects Inc. ;
— 83 M€ d'augmentation des immobilisations corporelles provenant des variations de périmètre pour 58 M€, des acquisitions nettes des cessions d la période pour 92 M€ relatifs à des matériels informatiques ainsi qu'à des installations et des matériels de bureaux, diminués des amortissements d la période pour 68 M€.
— 13 M€ de diminution des impôts différés actifs correspondant à des utilisations nettes d'impôts différés actifs sur déficits reportables ;
— 98 M€ de diminution des autres actifs non courants résultant principalement de la finalisation de l'acquisition de la société Kanbay l 8 février 2007 dans la mesure où, au 31 décembre 2006, le Groupe avait fait l'acquisition de 14,7% du capital de cette société et inscrit cet investissemer en titres de sociétés non consolidées.
Les créances d'exploitation, principalement composées des comptes clients et comptes rattachés, s'élèvent à 2 430 M€ au 30 juin 2007 contre 2 063 M€ au 31 décembre 2006. Les créances clients nettes des avances et acomptes reçus s'élèvent à 1 645 M€ au 30 juin 2007 contre 1 463 M€ au 30 juin 2006 e 1 281 M€ au 31 décembre 2006, cette évolution s'expliquant principalement par la croissance de l'activité.
Les dettes opérationnelles sont principalement composées des dettes fournisseurs et comptes rattachés, des dettes de personnel ainsi que des impôts e taxes, et s'élèvent à 2 056 M€ au 30 juin 2007, contre 1 948 M€ au 30 juin 2006 et 2 019 M€ au 31 décembre 2006.
Les passifs non courants hors dettes financières à long terme s'établissent à 984 M€ au 30 juin 2007, soit une augmentation de 79 M€ par rapport a 31 décembre 2006 qui résulte principalement des mouvements suivants :
— 40 M€ d'augmentation des impôts différés passifs provenant essentiellement de l'effet d'impôts sur les actifs incorporels amortissables comptabilisé en 2007 dans le cadre des nouvelles acquisitions ;
— 56 M€ d'augmentation des provisions pour retraites et engagements assimilés résultant d'une charge nette des contribution et prestations versée de 24 M€ ainsi que d'une perte actuarielle nette de 30 M€ qui provient pour 38 M€ du Royaume-Uni où les effets négatifs de l'adoption d'une nouvell table de mortalité et de l'évolution des hypothèses d'inflation et d'augmentation future des salaires n'ont été qu'en partie compensés par, d'une part, l gain actuariel lié à l'augmentation du taux d'actualisation et, d'autre part, l'effet d'expérience positif sur le rendement des actifs.
La trésorerie nette consolidée au 30 juin 2007 s'élève à 452 M€ contre 1 632 M€ au 31 décembre 2006. La diminution de 1 180 M€ s'expliqu essentiellement comme suit :
— un flux de trésorerie négatif net généré par l'activité sur le premier semestre de 66 M€, expliqué par une capacité d'autofinancement – avant coû de l'endettement financier net et impôt – de 362 M€ contre une hausse du besoin en fonds de roulement de 383 M€, liée à la croissance de l'activité
— un flux de trésorerie d'investissement négatif de 921 M€, lié essentiellement :
- aux décaissements relatifs aux sociétés acquises, nets de leur trésorerie entrante, pour 844 M€. Ceux-ci concernent principalement les société Kanbay et Software Architects Inc. ;
- aux décaissements/encaissements nets liés à des acquisitions/cessions d'immobilisations corporelles et incorporelles (79 M€) ;
— une variation nette des dettes externes à hauteur de 33 M€, compensée pour 19 M€ par les encaissements relatifs à diverses augmentations de capita par levée d'options de souscriptions d'actions ;
— le versement aux actionnaires d'un dividende pour un total de 101 M€.

Transactions entre parties liées. — L'assemblée générale du 26 avril 2007 a approuvé dans sa quatrième résolution, l'inscription de ses deux dirigeant mandataires sociaux dans la liste des bénéficiaires du régime collectif de retraite mis en place par la Société durant le premier semestre 2007.

Perspectives pour le second semestre 2007. — Le Groupe s'attend à connaître à nouveau une activité soutenue au deuxième semestre, sans pour autar atteindre le taux de croissance du premier semestre. En effet, les activités d'infogérance ne bénéficieront plus des effets de comparaison qui or particulièrement flatté le taux de croissance du premier trimestre et devraient connaître une activité étale par rapport au même semestre de 2006.
Le Groupe anticipe une croissance de son chiffre d'affaires à périmètre et taux de change constants d'au moins 9% pour l'ensemble de l'exercice, ains qu'une nouvelle étape dans l'amélioration de sa rentabilité.

C. — Comptes semestriels consolidés résumés 2007.

I. — Comptes de résultat consolides pour l'exercice 2006 et les semestres clos les 30 juin 2006 et 30 juin 2007.

(En millions d'euros)	Notes	2006		1er semestre 2006		1er semestre 2007	
		Montant	%	Montant	%	Montant	%
Chiffre d'affaires	3	7 700	100	3 784	100	4 397	
Coûts des services rendus	4	5 920	76,9	2 915	77,0	3 334	
Frais commerciaux	4	508	6,6	265	7,0	299	
Frais généraux et administratifs	4	825	10,7	423	11,2	495	
Marge opérationnelle		447	5,8	181	4,8	269	
Autres produits et charges opérationnels	5	-113	-1,5	-42	-1,1	-40	
Résultat opérationnel		334	4,3	139	3,7	229	
Coût de l'endettement financier (net)	6	-10	-0,1	-9	-0,2	-5	
Autres produits et charges financiers	7	-18	-0,2	-11	-0,3	2	
Résultat financier		-28	-0,3	-20	-0,5	-3	
Résultat des sociétés mises en équivalence						1	
Charge d'impôt	8	-13	-0,2	-48	-1,3	-59	
Résultat net		293	3,8	71	1,9	168	

t : art du Groupe art des minoritaires		293	3,8	71	1,9	168	3,8

	Note	2006	1er semestre 2006	1er semestre 2007
bre moyen pondéré d'actions ordinaires		132 782 723	131 568 116	144 414 280
ltat de base par action (en euros)	9	2,21	0,54	1,16
bre moyen pondéré d'actions ordinaires (dilué)		147 241 326	146 470 095	159 767 912
ltat dilué par action (en euros)	9	2,07	0,53	1,09

II. — Bilans consolidés au 31 décembre 2006, au 30 juin 2006 et au 30 juin 2007.

(En millions d'euros.)

Actif	Notes	31 décembre 2006	30 juin 2006	30 juin 2007
s d'acquisition	10	1 849	1 787	2 692
obilisations incorporelles	10	122	132	199
obilisations corporelles	10	375	371	458
otal des immobilisations		2 346	2 290	3 349
ts différés		888	786	875
es actifs non courants	11	295	177	197
'otal actif non courant		3 529	3 253	4 421
ts et comptes rattachés	12	2 063	2 194	2 430
nces diverses et d'impôts		214	244	251
ements à court terme	13	2 460	1 726	1 342
ues	13	442	299	410
'otal actif courant		5 179	4 463	4 433
'otal actif		8 708	7 716	8 854

Passif	Notes	31 décembre 2006	30 juin 2006	30 juin 2007
al social		1 153	1 054	1 159
es d'émission et d'apport		2 659	2 233	2 672
rves et report à nouveau		-408	-442	-269
ltat		293	71	168
itaux propres part du Groupe		3 697	2 916	3 730
êts minoritaires				
ation nette de l'ensemble consolidé		3 697	2 916	3 730
es financières à long terme	13	1 160	1 158	1 187
ts différés		118	124	158
isions pour retraites et engagements assimilés	14	591	552	647
isions non courantes		74	20	67
es dettes non courantes		122	123	112
Total passif non courant		2 065	1 977	2 171
es financières à court terme et découverts bancaires	13	107	70	110
es opérationnelles		2 019	1 948	2 056
ces et acomptes reçus des clients	12	683	731	683
isions courantes		24	14	27
es diverses et d'impôts		113	60	77
Total passif courant		2 946	2 823	2 953

Total passif		8 708	7 716	8 [illegible]

III. — Tableaux des flux de trésorerie consolides pour l'exercice 2006 et les semestres clos les 30 juin 2006 et 30 juin 2007.

(En millions d'euros)	Notes	2006	1er semestre 2006	1er semestre 200[illegible]
Résultat net		293	71	[illegible]
Dotations nettes aux amortissements et dépréciation des immobilisations		167	79	
Dotations aux provisions et autres charges calculées, nettes (hors actifs circulants)		97	26	
Plus ou moins-values de cession d'actifs		6		
Charges liées aux attributions d'actions et de stocks options	5	17	8	
Coût de l'endettement financier (net)	6	10	9	
Charge d'impôt	8	13	48	
Gains et pertes latents liés aux variations de juste valeur et autres		8	7	
Capacité d'autofinancement avant coût de l'endettement financier (net) et impôt (A)		611	248	[illegible]
Impôt versé (B)		-31	-16	[illegible]
Variation liée aux créances clients et comptes rattachés ainsi qu'aux avances et acomptes reçus des clients		-181	-280	[illegible]
Variation liée aux dettes opérationnelles		59	136	
Variation liée aux autres créances ainsi qu'aux dettes diverses et d'impôts		120	-71	[illegible]
Variation du besoin en fonds de roulement lié à l'activité (C)		-2	-215	[illegible]
Flux de trésorerie liés à l'activité (D=A+B+C)		578	17	[illegible]
Décaissements liés aux acquisitions d'immobilisations corporelles et incorporelles		-101	-35	[illegible]
Encaissements liés aux cessions d'immobilisations corporelles et incorporelles		27	2	[illegible]
		-74	-33	[illegible]
Décaissements liés aux acquisitions de sociétés consolidées		-33		[illegible]
Encaissement/décaissements (nets) liés aux cessions/ acquisitions de sociétés non consolidées		-136		[illegible]
Encaissements/décaissements (nets) liés aux autres opérations d'investissement		19		[illegible]
		-150		[illegible]
Trésorerie des sociétés acquises et cédées		6		
Flux de trésorerie lies aux opérations d'investissement (E)		-218	-33	[illegible]
Augmentation de capital		517	4	[illegible]
Dividendes versés		-66	-66	[illegible]
Encaissements/décaissements (nets) liés aux opérations sur actions propres		2		[illegible]
Augmentation des dettes financières		45	35	[illegible]
Remboursements des dettes financières		-108	-60	[illegible]
Coût de l'endettement financier (net)	6	-10	-9	
Flux de trésorerie lies aux opérations de financement (F)		380	-96	[illegible]
Variation de la trésorerie nette (G=D+E+F)		740	-112	[illegible]
Incidence des variations des cours des devises (H)		-17	-11	[illegible]

orerie d'ouverture (I)		2 136	2 136	2 859
sorerie de clôture (G+H+I)		2 859	2 013	1 712

IV. — Tableaux de variation des capitaux propres consolides pour les semestres clos les 30 juin 2006, 31 décembre 2006 et 30 juin 2007.

(En millions d'euros)	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres	Réserves et résultats consolidés	Réserves de conversion	Situation nette de l'ensemble consolidé (1)
1er janvier 2006	131 581 978	1 053	2 229	-18	-530	16	2 750
gmentations de capital par levée ptions	171 518	1	3				4
orisation des options de scription d'actions					6		6
idendes versés au titre de ercice 2005 (2)					-66		-66
ulation de 52 839 actions ituées			1	-2			-1
stement du nombre et de la ur des actions propres détenues s le cadre du programme de nat d'actions					1		1
valuation et élimination des ons attribuées ou attribuables à salariés du Groupe Capgemini				1	1		2
duits et charges comptabilisés ctement en capitaux propres					164	-15	149
ultat net					71		71
1 30 juin 2006	131 753 496	1 054	2 233	-19	-353	1	2 916
gmentations de capital par levée otions	618 875	6	9				15
orisation des options de scription d'actions					9		9
ission de 312 127 actions dans adre du complément de prix de nsiciel (3)	312 127	2	9				11
prise de provision pour nplément de prix Transiciel (3)					-11		-11
ission de 11 397 310 actions avelles dans le cadre de igmentation de capital du écembre 2006 (4)	11 397 310	91	407				498
ssion de 84 779 actions ituées			1	2	1		4
stement du nombre et de la ur des actions propres détenues s le cadre du programme de nat d'actions				-1	1		
valuation et élimination des ons attribuées ou attribuables à salariés du Groupe Capgemini				5	-4		1
duits et charges comptabilisés ctement en capitaux propres					34	-2	32
ultat net					222		222
1 31 décembre 2006	144 081 808	1 153	2 659	-13	-101	-1	3 697
gmentations de capital par levée otions	737 256	6	13				19

Obligation (OCEANE 2005) convertie en action	1						
Valorisation des options de souscription d'actions					8		
Dividendes versés au titre de l'exercice 2006 (2)					-101		-1(
Ajustement du nombre et de la valeur des actions propres détenues dans le cadre du programme de rachat d'actions					1		
Réévaluation et élimination des actions attribuées ou attribuables à des salariés du Groupe Capgemini				2			
Produits et charges comptabilisés directement en capitaux propres					-27	-37	-(
Résultat net					168		1(
Au 30 juin 2007	144 819 065	1 159	2 672	-11	-52	-38	3 7:

(1) En 2006 et au 30 juin 2007, il n'existe pas d'intérêts minoritaires.

(2) Les dividendes versés aux actionnaires au titre de l'année 2005 et 2006 s'élèvent respectivement à 66 millions d'euros (soit 0,50 euro par action), à 101 millions d'euros (soit 0,70 euro par action).

(3) La seconde branche de l'Offre Publique Alternative d'Echange visant les actions de la société Transiciel lancée par la société Cap Gemini S.A. (date du 20 octobre 2003 comportait un mécanisme de complément de prix déterminé conformément aux dispositions du § 1.4.13.6 de la note d'informatic ayant reçu le visa de la COB n° 03-935 en date du 29 octobre 2003. Dans ce contexte, le tiers arbitre a fixé le 27 juin 2006, à 315 332 le nombre maximu d'actions Cap Gemini à attribuer en conséquence de l'exercice des 8 137 600 Bons d'Attribution d'Actions. A l'issue de la période d'exercice des boi d'attribution d'actions (du 30 juin 2006 au 31 juillet 2006), 8 055 558 bons ont été exercés et ont donné lieu à l'émission de 312 127 nouvelles actioi émises sur le deuxième semestre 2006 pour un total de 11 millions d'euros.

(4) En date du 6 décembre 2006 la Société a procédé à une augmentation de capital en numéraire sans droit préférentiel de souscription ni délai (priorité au profit des actionnaires existants, par émission de 11 397 310 actions nouvelles Cap Gemini (après exercice de l'option de sur-allocation (1 036 119 actions) à un prix de souscription fixé à 44,50 euros par action. Le produit brut de l'émission s'élevait à 507 millions d'euros, prime d'émissi(incluse. Les frais d'émission s'élevaient à 9 millions d'euros.

V. — Etats des produits et des charges comptabilises pour les semestres clos les 30 juin 2006, 31 décembre 2006 et 30 juin 2007.

(En millions d'euros)	1er semestre 2006	2 ème semestre 2006	1er semestre 2007
Résultat net	71	222	1(
Gains et pertes actuariels liés aux provisions pour retraites et engagements assimilés (1)	174	-24	-:
Impôts différés reconnus en capitaux propres (2)	-8	51	
Ecarts de conversion	-15	-2	-:
Autres	-2	7	
Produits et charges comptabilisés directement en capitaux propres	149	32	-(
Total des produits et charges comptabilisés	220	254	1(

(1) Cf. Note 14 « Provisions pour retraites et engagements assimilés ».

(2) En 2006, les impôts différés actifs incluent en particulier la reconnaissance au Royaume-Uni au deuxième semestre, d'un actif d'impôt, pour (montant de 52 M€, portant sur des éléments constatés directement en capitaux propres et relatifs aux provisions pour retraites et engagements assimil(Au premier semestre 2007, les impôts différés reconnus en capitaux propres sont relatifs aux variations de gains et pertes actuariels de la période.

VI. — Notes sur les comptes semestriels consolidés résumés du groupe.

Note 1. Règles et méthodes comptables. — Les comptes consolidés au 30 juin 2007 sont établis en conformité avec les principes de comptabilisatic et d'évaluation des normes comptables internationales IFRS. Ces normes comptables internationales sont constituées des IFRS (International Financi(Reporting Standards), des IAS (International Accounting Standards), ainsi que de leurs interprétations, qui ont été adoptées par l'Union européenne a 30 juin 2007 (publication au Journal Officiel de l'Union européenne).
Par ailleurs, le Groupe tient compte des positions adoptées par le Syntec Informatique – organisation représentant les principales sociétés de conseil (de services informatiques en France – sur les modalités d'application de certaines normes IFRS.
Les comptes semestriels consolidés résumés du premier semestre 2007 ont été préparés conformément aux dispositions de la norme IAS 34 « Informatic financière intermédiaire ». Ces comptes comprennent, à titre comparatif, le compte de résultat du premier semestre 2006 et de l'exercice 2006, et l(bilans au 30 juin 2006 et au 31 décembre 2006. Ces états financiers du premier semestre 2007 doivent être lus conjointement avec le rapport annuel 200(
Les principes comptables appliqués par le Groupe sont identiques à ceux appliqués dans les comptes annuels au 31 décembre 2006.

onvient de noter que certains postes ont fait l'objet de reclassements par rapport aux montants initialement publiés dans le rapport intermédiaire du mier semestre 2006 en adéquation avec la présentation effectuée dans les comptes annuels au 31 décembre 2006.
; comptes consolidés au 30 juin 2007, ainsi que les notes afférentes, ont été établis sous la responsabilité du conseil d'administration et arrêtés lors sa réunion du 26 juillet 2007.

te 2. Evolution du périmètre.

En 2006. — Les principaux mouvements de périmètre survenus en 2006 sont les suivants :
30 septembre 2006, le Groupe a acquis 100% du groupe allemand FuE (FuE-Future Engineering Gmbh, FuE-Future Engineering & Consulting ıbh and Computer Konzept EDV Beratung und Betreuung Gmbh). Le groupe FuE est leader en Allemagne dans les domaines de l'ingénierie et du ıseil pour les besoins de l'industrie aérospatiale. Les activités du groupe FuE sont implantées principalement à Hambourg, Brême, Baden-Baden et ılouse. Le groupe FuE compte environ 250 employés.
11 octobre 2006, le Groupe a racheté 51% de la société Unilever Shared Services Limited (renommée Capgemini Business Services India Ltd.), ale d'Hindustan Lever Limited (groupe Unilever). La société, basée en Inde, est un centre de services administratifs, financiers et de contrôle pour ilever. Elle possède des centres à Bangalore et Chennai et y emploie près de 600 professionnels. Au 31 décembre 2006, la société a été intégrée balement.
contrat d'acquisition prévoit une option d'achat/vente par Capgemini/Hindustan Lever Limited des 49% restants. Cette option d'achat/vente est ɛrçable à compter du 1er octobre 2008 pour une durée de 6 mois, et porterait la participation du Groupe à 100%. Au 31 décembre 2006, le Groupe a onnu une dette financière correspondant à la valeur actuelle de l'option à cette même date. L'écart entre la valeur actuelle de l'option et la valeur nptable des intérêts minoritaires a été comptabilisé en écart d'acquisition.

Premier semestre 2007. — Fin 2006, le Groupe a procédé à l'acquisition de 14,7% du capital de la société Kanbay pour une valeur de 170 millions dollars US (132 M€). Ces titres étaient inscrits en « Titres de sociétés non consolidées » au 31 décembre 2006. Le 8 février 2007, l'assemblée nérale des actionnaires de Kanbay International Inc. (« Kanbay ») a approuvé l'acquisition à 100% par Capgemini telle que prévue par les termes de ccord du 26 octobre 2006. En conséquence, le Groupe a acquis à cette même date le solde des titres, soit 85,3% du capital de la société Kanbay, pour montant de 1 090 millions de dollars US (839 M€).
éée en 1989 et cotée au Nasdaq depuis 2004, Kanbay fournit un ensemble de services intégrés de conseil en management, intégration et développement systèmes et infogérance, grâce à une plate-forme de service globale unique spécialisée principalement dans les services financiers mais couvrant si les biens de grande consommation, ainsi que les télécommunications, les médias, la santé et les loisirs. En janvier 2007, Kanbay employait environ 00 collaborateurs dans le monde. Kanbay a son siège social à Rosemont (Illinois) avec des bureaux en Amérique du Nord, ainsi qu'à Londres, gapour, Hong Kong, Tokyo et Melbourne. Ses sites de production se trouvent en Inde à Pune, Hyderabad et Chennai.
tte acquisition a été réalisée sur la base d'un prix par action de 29 dollars US. Après prise en compte des actions réservées, des options de souscription ctions et des bons de souscription d'actions exerçables préalablement au 8 février 2007, le coût total d'acquisition s'élève à 1 268 millions de dollars , dont 8 millions de dollars US d'honoraires directement attribuables à l'acquisition.

30 juin 2007, l'affectation provisoire du prix d'acquisition peut être résumée comme suit :

(En millions de dollars US)	Montant
Actif net acquis, hors écarts d'acquisition existants	124
Actifs incorporels amortissables	90
Impôts différés passifs sur actifs incorporels amortissables	-35
Autres ajustements des actifs et passifs à juste valeur, net d'impôts différés	2
Ecart d'acquisition	1 087
Prix d'acquisition total	1 268

; actifs incorporels amortissables identifiés lors de l'affectation du prix d'acquisition sont constitués de relations clients mesurées à leur juste valeur.

; actifs nets acquis se décomposent comme suit :

(En millions de dollars US)	Montant
Immobilisations corporelles et incorporelles	88
Titres de société mise en équivalence	27
Impôts différés et courants, nets	18
Créances et dettes opérationnelles	-6
Provisions pour retraites	-2
Dettes financières	-96
Trésorerie et équivalents de trésorerie	95
Total actif net acquis, hors écarts d'acquisition existants	124

; créances et dettes opérationnelles incluent une provision correspondant à la valorisation des plans d'options de souscription d'actions et des actions ervées octroyées depuis 2003 par la société Kanbay à ses salariés, et non encore exerçables au 8 février 2007. En effet, la société Kanbay n'étant ls cotée, le Groupe Capgemini a décidé, tout en maintenant les conditions d'acquisition des droits attachés aux plans d'options de souscription d'actions aux actions réservées existantes, d'en figer le prix et d'octroyer ainsi aux dates de fin d'acquisition des droits, un montant en numéraire calculé sur ɔase d'un cours de l'action de 29 dollars US. Ces options de souscription d'actions et actions réservées seront payées principalement en 2007 et 2008 { salariés de la société Kanbay sous condition de présence aux dates de fin d'acquisition des droits.
charge totale estimée à 32 millions de dollars US est répartie linéairement entre les différentes dates d'attribution et de fin d'acquisition des droits. conséquence une provision de 21 millions de dollars US est reconnue dans le bilan d'ouverture pour la période couvrant les services rendus allant la date d'attribution à la date d'acquisition de la société Kanbay. Pour la période allant de la date d'acquisition de la société aux différentes dates de

fin d'acquisition des droits une charge est constatée en compte de résultat. Pour le premier semestre 2007, la charge comptabilisée s'élève à 5 million de dollars US (4 M€) cf. Note 5 « Autres produits et charges opérationnels ».
Les dettes financières correspondent principalement aux tirages d'un montant de 96 millions de dollars sur une ligne de crédit de 150 millions de dollar conclue le 9 mars 2006 avec un groupe de banques ; en date du 9 février 2007, ces tirages ont été remboursés et la ligne correspondante résiliée pa anticipation.
La société Kanbay est consolidée par intégration globale à partir du 1er janvier 2007. Son chiffre d'affaires réalisé aux Etats-Unis, au Royaume-Uni e en Asie Pacifique s'élève à 241 millions de dollars US (181 M€) et sa contribution au résultat net du Groupe s'établit à 11 millions de dollars U (8 M€) pour le premier semestre 2007.
Le 1er mars 2007, la société Sogeti USA a finalisé l'acquisition de 100% de la société Software Architects Inc. Basée à Chicago, cette société dispos d'un effectif de plus de 500 collaborateurs présents dans 10 villes américaines. Au 30 juin 2007, l'affectation provisoire du prix d'acquisition peut êtr résumée comme suit :

(En millions de dollars US)	Montant
Actif net acquis, hors écarts d'acquisition existants (1)	7
Actifs incorporels amortissables	9
Impôts différés passifs sur actifs incorporels amortissables	-3
Ecart d'acquisition	60
Prix d'acquisition total	73

(1) Dont 2 millions de dollars US de trésorerie et équivalents de trésorerie.

Entrée dans le périmètre de consolidation au 1er mars 2007, la société Software Architects Inc a été dès le 1er avril 2007 totalement intégrée dans l structure opérationnelle de Sogeti USA. La contribution de cette activité au chiffre d'affaires du premier semestre 2007 a été estimée à environ 2 millions de dollars US (15 M€).

Note 3. Chiffre d'affaires. — La ventilation du chiffre d'affaires par zone géographique est la suivante :

(En millions d'euros)	2006		1er semestre 2006		1er semestre 2007	
	Montant	%	Montant	%	Montant	%
Amérique du Nord	1 341	17	660	17	865	20
Royaume-Uni et Irlande	2 126	28	1 040	27	1 174	27
Pays Nordiques	441	6	218	6	265	6
Benelux	1 046	14	514	14	571	13
Allemagne et Europe Centrale	514	7	243	6	278	6
France	1 816	23	906	24	988	23
Europe du Sud	339	4	171	5	195	4
Asie Pacifique	77	1	32	1	61	1
Total	7 700	100	3 784	100	4 397	100

La croissance du chiffre d'affaires du premier semestre 2007 par rapport au chiffre d'affaires du premier semestre 2006 est de 16,2% et de 11,5% à tau de change et périmètre constants.

Note 4. Charges opérationnelles par nature. — L'analyse des charges par nature est la suivante :

(En millions d'euros)	2006		1er semestre 2006		1er semestre 2007	
	Montant	% CA	Montant	% CA	Montant	% CA
Charges de personnel	4 336	56,3	2 223	58,7	2 498	56,8
Frais de déplacements	340	4,4	167	4,4	198	4,5
	4 676	60,7	2 390	63,1	2 696	61,3
Achats et frais de sous-traitance	2 068	26,9	987	26,1	1 182	26,9
Loyers et taxes locales	268	3,5	135	3,6	143	3,3
Dotations aux amortissements et provisions	241	3,1	91	2,4	107	2,4
Total	7 253	94,2	3 603	95,2	4 128	93,9

Note 5. Autres produits et charges opérationnels :

(En millions d'euros)	2006	1er semestre 2006	1er semestre 2007
Coûts de restructuration	-94	-33	[illegible]
Coûts d'intégration des sociétés acquises			

rges liées aux attributions d'actions et d'options de souscription tions	-17	-8	-10
res produits et charges opérationnels	-2	-1	
Total	-113	-42	-40

En 2006. — Les autres produits et charges opérationnels recouvrent principalement des coûts de restructuration encourus dans le cadre du plan IAP » destiné à rationaliser l'organisation des activités d'infogérance du Groupe. Ces coûts résultent directement :
des réductions d'effectifs, notamment en France, au Royaume-Uni, au Benelux, aux Etats-Unis, en Allemagne et en Europe Centrale, pour un total 67 M€ pour l'année 2006 et 30 M€ pour le premier semestre 2006 ;
des mesures de rationalisation du parc immobilier, principalement au Royaume-Uni, pour un total de 16 M€ pour l'année 2006 et 3 M€ pour le mier semestre 2006 ;
des coûts d'industrialisation et de migration liés à la mise en oeuvre de solutions de rightshoring pour 11 M€.

Au premier semestre 2007. — Les autres produits et charges opérationnels comprennent principalement les coûts de restructuration liés à la poursuite plan « MAP » qui se répartissent comme suit :
des coûts directement liés aux réductions d'effectifs en Europe pour 8 M€ ;
des charges liées aux mesures de rationalisation du parc immobilier pour 10 M€ principalement au Royaume-Uni ;
des coûts d'industrialisation et de migration liés à la mise en oeuvre de solutions de rightshoring pour 4 M€.
s autres produits et charges opérationnels comprennent également des coûts liés à l'intégration des sociétés récemment acquises par le Groupe pour 1€, et qui concernent principalement au premier semestre 2007 la société Kanbay (7 M€). Ils sont composés de :
coûts liés à des réductions d'effectifs et de fermetures de bureaux pour 2 M€,
coûts des consultants intervenant sur le processus d'intégration et autres coûts directement liés à l'intégration du personnel des sociétés acquises ır 2 M€ ;
charges liées aux plans d'options de souscription d'actions et aux actions réservées, attribuées par la société Kanbay, et maintenues dans le cadre de cquisition, pour la part allant de la date d'acquisition de la société aux différentes dates de fin d'acquisition des droits cf. Note 2 « Evolution du rimètre »; celles-ci s'élèvent à 4 M€ sur le premier semestre 2007.

te 6. Coût de l'endettement financier. — L'analyse du coût de l'endettement financier est la suivante :

(En millions d'euros)	2006	1er semestre 2006	1er semestre 2007
it de l'endettement financier brut	-67	-34	-35
duits de trésorerie et d'équivalents de trésorerie	57	25	30
it de l'endettement financier net	-10	-9	-5

ût de l'endettement financier brut. — Le coût de l'endettement financier brut se ventile comme suit :

(En millions d'euros)	2006	1er semestre 2006	1er semestre 2007
rges d'intérêts des emprunts obligataires convertibles	-43	-22	-22
res charges d'intérêts	-24	-12	-13
Total	-67	-34	-35

s autres charges d'intérêts sont composées principalement des charges financières liées aux contrats de location financement, à l'option de vente dont néficie le groupe TXU ainsi qu'aux dettes financières reconnues en contrepartie de la cession des créances de carry-back intervenues en 2003 et 2004.

oduits de trésorerie et d'équivalents de trésorerie. — L'augmentation des produits de trésorerie et d'équivalents de trésorerie s'explique par la forte usse des taux d'intérêt principalement en Europe, qui fait plus que compenser les effets de la diminution en 2007 de la trésorerie placée.

te 7. Autres produits et charges financiers. — Les autres produits et charges financiers comprennent :

(En millions d'euros)	2006	1er semestre 2006	1er semestre 2007
valuation des instruments financiers à leur juste valeur	5	2	8
ns de change et autres	8	4	7
Total autres produits financiers	13	6	15
valuation des instruments financiers à leur juste valeur	-9	-8	-4
rge d'intérêt nette sur régimes de retraite à prestations définies	-9	-4	-3
rges liées à la comptabilisation de passifs financiers selon la hode du coût amorti	-3	-2	-2
es de change et autres	-10	-3	-4
Total autres charges financières	-31	-17	-13
Total autres produits et charges financiers	-18	-11	2

volution des autres produits et charges financiers entre le premier semestre 2006 et le premier semestre 2007 résulte de la variation de justes valeurs instruments de couverture de risque de taux et de change, et se décompose comme suit :
une évolution positive de la valeur de marché des instruments de couverture du risque de taux : il en résulte un produit de 3 M€ sur le mier semestre 2007 contre une charge de 5 M€ au premier semestre 2006, soit une variation positive de 8 M€, due essentiellement au contrat change de taux d'intérêt relatif à l'emprunt Obligataire Convertible ou Echangeable en Actions Nouvelles ou Existantes émis le 24 juin 2003 ;

— une évolution positive de la valeur de marché des instruments de couverture du risque de change, qui se traduit par un produit de 5 M€ sur l premier semestre 2007 contre un produit non significatif au premier semestre 2006. Ces instruments sont relatifs aux couvertures sur Dollar US, Eur et Livre Sterling contre Roupie Indienne.

Note 8. Impôts. — La charge d'impôt s'analyse comme suit :

(En millions d'euros)	2006	1er semestre 2006	1er semestre 2007
Impôts courants	-49	-22	-3[illegible]
Impôts différés	36	-26	-2[illegible]
Total	-13	-48	-5[illegible]
Taux effectif d'impôt (%)	4,2	40,3	26[illegible]

Les impôts courants au 30 juin 2007 recouvrent :
— des impôts sur résultats bénéficiaires pour un total de 23 M€ notamment aux Pays-Bas et au Royaume-Uni ;
— des impôts forfaitaires et autres pour 12 M€ supportés essentiellement au Royaume-Uni, en Amérique du Nord et en Italie.
Les impôts différés au 30 juin 2007 comprennent :
— une charge d'impôt de 41 M€ correspondant à l'imputation de déficits fiscaux reportables sur résultats fiscaux bénéficiaires de la périod principalement en France et au Royaume-Uni ;
— la reconnaissance d'impôts différés actifs sur déficits fiscaux reportables, nés au cours de la période et d'exercices antérieurs, pour 24 M essentiellement en France (18 M€) et au Royaume-Uni ;
— la reconnaissance d'une charge d'impôt différé nette sur différences temporelles pour 7 M€ principalement en Allemagne, en France et en Inde.
L'évolution du taux effectif d'impôt du premier semestre 2007 par rapport à celui du premier semestre 2006 est liée à la reconnaissance en France pour la première fois au 30 juin de 18 M€ d'impôts différés actifs sur déficits fiscaux reportables nés au cours d'exercices antérieurs, en applicatio du modèle décrit au rapport annuel 2006 en note 13 « Impôts différés ».
L'évolution du taux effectif d'impôt du premier semestre 2007 par rapport à celui de l'exercice 2006 est liée à la reconnaissance en fi d'exercice 2006 d'impôts différés actifs sur différences temporelles et déficits fiscaux reportables rendue possible par l'amélioration de la profitabilit de nombreuses régions ces deux dernières années et à leurs perspectives de croissance principalement en France et au Royaume-Uni mais aussi e Allemagne et en Norvège.

Note 9. Résultat net par action.

A) Résultat de base par action. — Le résultat de base par action est calculé selon les mêmes modalités qu'aux 30 juin 2006 et 31 décembre 2006.

B) Résultat dilué par action. — Le résultat dilué par action tient compte, au 30 juin 2007, des instruments financiers dilutifs suivants :
— les options de souscription d'actions détenues par les membres du personnel, considérées comme potentiellement dilutives lorsque le cours moye de marché des actions ordinaires pendant la période excède le prix d'exercice des options de souscription d'actions augmenté de leur juste valeur ;
— les obligations convertibles émises le 16 juin 2005 (OCEANE 2005), soit 11 810 809 obligations, car la charge d'intérêt comptabilisée, nette d'impôt soit 6 M€, est inférieure pour chaque obligation au résultat de base par action.
Les Obligations Convertibles émises le 24 juin 2003 (OCEANE 2003) :
— n'étaient pas dilutives au 30 juin 2006 dans la mesure où la charge d'intérêt comptabilisée, nette d'impôts, pour chaque obligation était supérieur au résultat de base par action ;
— sont considérées non dilutives au 31 décembre 2006 et au 30 juin 2007, bien que la charge d'intérêt comptabilisée, nette d'impôts (respectivemer 14 et 7 M€), soit inférieure pour chaque obligation au résultat de base par action, dans la mesure où le Groupe dispose d'une option d'achat d'action acquise en juin 2005, portant sur un nombre d'actions égal à la totalité des actions sous-jacentes de l'OCEANE 2003 (soit environ 9 millions d'action et visant à en neutraliser intégralement l'effet dilutif potentiel. Dès lors, ni les résultats 2006 et du premier semestre 2007, ni le nombre moyen pondér n'ont été retraités respectivement de la charge d'intérêt nette d'impôts et du nombre d'obligations convertibles correspondant à l'OCEANE 2003.
A titre d'information il est précisé que dans l'hypothèse où les obligations convertibles émises le 24 juin 2003 seraient prises en compte, en tar qu'instrument dilutif, pour le calcul du résultat dilué par action au 30 juin 2007, le nombre moyen pondéré d'actions ordinaires serait de 168 787 51 et le résultat par action s'élèverait à 1,07 € par action. Selon cette même approche, au 31 décembre 2006, le nombre moyen pondéré d'actions ordinaire aurait été de 156 260 933 et le résultat par action de 2,04 € par action.

Note 10. Immobilisations.

A) Ecarts d'acquisition. — Au 30 juin 2007, les écarts d'acquisition s'élèvent à 2 692 M€. L'augmentation de 843 M€ sur l premier semestre 2007 résulte principalement :
— des écarts d'acquisitions des sociétés Kanbay et Software Architects Inc. pour respectivement 815 M€ et 45 M€. Les valeurs de ces écarts d'acquisitio au 30 juin 2007 sont le résultat d'une affectation provisoire du prix d'acquisition ;
— de l'écart de conversion négatif de 18 M€ sur les écarts d'acquisition libellés en devises étrangères.
Il convient de noter qu'il n'existe pas d'indices de perte de valeur au 30 juin 2007.

B) Immobilisations incorporelles. — L'augmentation de 77 M€ de la valeur nette des immobilisations incorporelles sur le premier semestre 2007 résult principalement d'actifs incorporels amortissables (relations clients) reconnus dans le cadre de l'affectation provisoire du prix d'acquisition des sociét Kanbay (68 M€) et Software Architects Inc. (7 M€). Sur le premier semestre 2007, la charge d'amortissement relative aux relations clients constaté dans le cadre d'acquisitions de sociétés s'élève à 5 M€, comptabilisée dans la marge opérationnelle.

C) Immobilisations corporelles. — L'augmentation de la valeur nette des immobilisations corporelles de 83 M€ sur le premier semestre 2007, résult essentiellement :
— des immobilisations acquises pour 58 M€ dans le cadre de l'acquisition de la société Kanbay ;
— d'acquisitions nettes de cessions pour 92 M€, portant sur du matériel informatique pour 63 M€, et des agencements de locaux et matériels de burea pour 29 M€ ;
— des amortissements de la période pour 68 M€.

Note 11. Autres actifs non courants. — L'évolution du poste par rapport au 31 décembre 2006 résulte principalement de l'acquisition de la socié Kanbay dans la mesure où le Groupe avait déjà fait l'acquisition, en octobre 2006, de 14,7% du capital et classé cet investissement en « Autres acti non courants - Titres de sociétés non consolidés » pour 132 M€. Le Groupe a finalisé cette acquisition le 8 février 2007 et consolidé globalement po la première fois la société dans les comptes consolidés du premier semestre 2007.

te 12. Clients et comptes rattachés. — Les clients et comptes rattachés s'analysent comme suit :

(En millions d'euros)	31 décembre 2006	30 juin 2006	30 juin 2007
nts	1 459	1 378	1 479
visions pour créances douteuses	-25	-23	-18
ures à émettre	530	747	867
aux en cours	99	92	102
'otal	2 063	2 194	2 430

total des créances clients, nettes des avances et acomptes reçus, en nombre de jours du total du chiffre d'affaires s'analyse comme suit :

(En millions d'euros)	31 décembre 2006	30 juin 2006	30 juin 2007
nts et comptes rattachés hors travaux en cours	1 964	2 102	2 328
nces et acomptes reçus des clients	-683	-731	-683
Total des créances clients nettes des avances et acomptes reçus	1 281	1 371	1 645
ıombre de jours du total du chiffre d'affaires	60	65	67

te 13. Trésorerie nette. — La trésorerie nette est constituée de la trésorerie disponible diminuée des dettes financières à court et long terme et des truments dérivés, dont les caractéristiques et les principes de comptabilisation sont décrits dans la Note 17 « Trésorerie nette » du rapport annuel 2006.

(En millions d'euros)	31 décembre 2006	30 juin 2006	30 juin 2007
sorerie	2 859	2 013	1 712
tes financières	-1 224	-1 216	-1 257
ruments dérivés (1)	-3	-8	-3
ésorerie nette	1 632	789	452

Les instruments dérivés actifs sont inclus dans les « Autres actifs non courants », les instruments dérivés passifs sont inclus dans les « Autres dettes courantes ». Ces instruments dérivés concernent des contrats de couverture de taux d'intérêt et de change.

'résorerie :

(En millions d'euros)	31 décembre 2006	30 juin 2006	30 juin 2007
cements à court terme	2 460	1 726	1 342
ques	442	299	410
ouverts bancaires (1)	-43	-12	-40
ésorerie	2 859	2 013	1 712

Les découverts bancaires sont inclus dans les « Dettes financières à court terme et découverts bancaires ».

. cours du premier semestre 2007, la diminution de la trésorerie s'explique principalement par :
les décaissements relatifs aux sociétés acquises, nets de leur trésorerie entrante, pour 844 M€. Ceux-ci concernent principalement les sociétés Kanbay Software Architects Inc. ;
le versement de 101 M€ de dividendes ;
le flux de trésorerie négatif net généré par l'activité sur le premier semestre pour 66 M€ et par les acquisitions d'immobilisations nettes de cessions ır 79 M€.

Dettes financières. — Les dettes financières s'analysent entre long terme et court terme comme suit :

(En millions d'euros)	31 décembre 2006	30 juin 2006	30 juin 2007
prunts obligataires convertibles ou échangeables en actions velles ou existantes (OCEANE 2003 et OCEANE 2005)	838	826	851
tes liées aux contrats de location-financement	107	127	118
res dettes financières	215	205	218
tes financières à long terme	1 160	1 158	1 187
tes liées aux contrats de location-financement	49	32	46
tes bancaires ou assimilées	6	15	17
res dettes financières	9	11	7
tes financières à court terme (1)	64	58	70

Total des dettes financières	1 224	1 216	1 2

(1) Les dettes financières à court terme comprennent à la fois la part à moins d'un an des endettements à long terme ainsi que des dettes financières do la durée est inférieure à un an et qui sont incluses dans les « Dettes financières à court terme et découverts bancaires ».

Sur le premier semestre 2007, les mouvements des dettes financières concernent principalement les contrats de location-financement. Les nouveau contrats s'élèvent à 40 M€, et les remboursements à 32 M€.

Note 14. Provisions pour retraites et engagements assimilés. — La variation des engagements pour retraites et engagements assimilés se décompose d la manière suivante :

(En millions d'euros)	2006	1er semestre 2007
Engagements nets en début de période	696	588
Ecarts de conversion	3	1
Variations de périmètre		1
Charges de personnel et charges financières nettes	98	56
Prestations et contributions	-61	-36
Variation des écarts actuariels reconnus en capitaux propres	-150	24
Autres mouvements	2	
Engagements nets en fin de période	588	634
Excédent de couverture comptabilisé à l'actif	-3	-13
Provisions pour retraites comptabilisées au passif	591	647

En 2006, la variation des écarts actuariels correspond à un gain net de 150 M€ principalement lié à des changements d'hypothèses actuarielle essentiellement au Royaume-Uni où le taux d'actualisation des engagements retenu a été augmenté de 0,5 point.
Au premier semestre 2007, les charges de personnel qui représentent les coûts des services rendus et les charges financières nettes s'élèvent respectivemer à 53 et 3 M€. La perte actuarielle nette de 24 M€ provient principalement du Royaume-Uni (38 M€) où les effets négatifs de l'adoption d'une nouvell table de mortalité et de l'évolution des hypothèses d'inflation et d'augmentation future des salaires n'ont été qu'en partie compensés par, d'une part, l gain actuariel lié à l'augmentation du taux d'actualisation – reflet de la hausse des taux d'intérêt – et, d'autre part l'effet d'expérience positif sur l rendement des actifs.

Note 15. Engagements hors bilan

A) Engagements donnés :

(En millions d'euros)	31 décembre 2006	30 juin 2007
Engagements donnés :		
Sur locations non résiliables	867	856
Sur contrats fournisseurs	91	72
Autres engagements donnés	42	42
Total	1 000	970

La variation des engagements donnés provient essentiellement des engagements sur contrats fournisseurs au Royaume-Uni, en France et dans les Pay Nordiques.

B) Autres engagements donnés. — Les autres engagements donnés principalement à des clients et décrits dans la Note 25 « Engagements hors bilan du rapport annuel 2006, demeurent inchangés.

Note 16. Information sectorielle.

I. Information sectorielle par zone géographique. — Au 30 juin 2007, le Groupe exerce son activité dans huit zones géographiques détaillées ci-dessous

Zones géographiques	Pays
Amérique du Nord	Canada, Etats-Unis, Mexique
Royaume-Uni et Irlande	Irlande, Royaume-Uni
Pays Nordiques	Danemark, Finlande, Norvège, Suède
Benelux	Belgique, Luxembourg, Pays-Bas
Allemagne et Europe Centrale	Allemagne, Autriche, Pologne, Suisse et autres pays d'Europe de l'Est
France	France
Europe du Sud	Espagne, Portugal, Italie
Asie Pacifique	Australie, Chine, Inde, Singapour

résultat sectoriel au premier semestre 2007 s'analyse comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays Nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie Pacifique	Non alloué (1)	Elimination	Total
Chiffre d'affaires :											
Hors-groupe	865	1 174	265	571	278	988	195	61			4 397
Inter-zones géographiques	9	41	9	16	35	30	14	90		-244	
Chiffre d'affaires total	874	1 215	274	587	313	1 018	209	151		-244	4 397
Marge opérationnelle	47	78	19	82	33	25	8	9	-32		269
%	5,4	6,7	7,3	14,3	11,7	2,5	4,2	15,2	N/A		6,1
Résultat opérationnel	40	58	18	79	33	19	7	8	-33		229
Coût de l'endettement financier (net)											-5
Autres produits et charges financiers											2
Résultat des sociétés mises en équivalence											1
Charge d'impôt											-59
Résultat net											168
Part du Groupe											168

(1) Les éléments non alloués correspondent aux frais de siège.

mme indiqué en Note 10 « Immobilisations », l'acquisition de la société Kanbay génère une variation significative des actifs dont l'allocation sera lisée au 31 décembre 2007.

résultat sectoriel au premier semestre 2006 s'analyse comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays Nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie Pacifique	Non alloué (1)	Elimination	Total
Chiffre d'affaires :											
Hors-groupe	660	1 040	218	514	243	906	171	32			3 784
Inter-zones géographiques	8	24	12	20	30	38	14	56		-202	
Chiffre d'affaires total	668	1 064	230	534	273	944	185	88		-202	3 784
Marge opérationnelle	28	61	14	65	23	6	4	2	-22		181
%	4,3	5,9	6,4	12,6	9,3	0,7	2,2	6,1			4,8
Résultat opérationnel	26	47	12	57	18	0	1	1	-23		139
Coût de l'endettement financier (net)											-9
Autres produits et charges financiers											-11
Charge d'impôt											-48
Résultat net											71
Part du Groupe											71

(1) Les éléments non alloués correspondent aux frais de siège.

résultat sectoriel de l'exercice 2006 s'analyse comme suit :

(En millions d'euros)	Amérique du Nord	Royaume-Uni et Irlande	Pays Nordiques	Benelux	Allemagne et Europe Centrale	France	Europe du Sud	Asie Pacifique	Non alloué (1)	Elimination	Total
Chiffre d'affaires :											
Hors-groupe	1 341	2 126	441	1 046	514	1 816	339	77			7 700
Inter-zones géographiques	12	48	23	45	60	74	28	130		-420	
Chiffre d'affaires total	1 353	2 174	464	1 091	574	1 890	367	207		-420	7 700
Marge opérationnelle	72	164	32	142	52	5	15	13	-48		447
%	5,4	7,7	7,4	13,5	10,2	0,3	4,4	16,4			5,8
Résultat opérationnel	66	127	29	131	40	-30	9	11	-49		334
Coût de l'endettement financier (net)											-10
Autres produits et charges financiers											-18
Charge d'impôt											-13

Résultat net												293
Part du Groupe												293

(1) Les éléments non alloués correspondent aux frais de siège.

II. Information sectorielle par métier. — Le processus de normalisation des informations financières de la société Kanbay étant en cours au 30 juin 2007 le chiffre d'affaires et la marge opérationnelle du premier semestre 2007 (déterminés selon le périmètre d'acquisition) ont été inclus dans le métie « Intégration de systèmes et applications informatiques », métier qui constitue l'essentiel de son activité.

La ventilation du chiffre d'affaires par métier s'analyse comme suit :

(En millions d'euros)	2006		1er semestre 2006		1er semestre 2007	
	Montant	%	Montant	%	Montant	%
Conseil	851	11	460	12	389	9
Intégration de systèmes et applications informatiques	2 619	34	1 270	34	1 678	38
Infogérance	3 008	39	1 446	38	1 633	37
Services informatiques de proximité	1 222	16	608	16	697	16
Total	7 700	100	3 784	100	4 397	100

La ventilation de la marge opérationnelle par métier s'analyse comme suit :

(En millions d'euros)	2006		1er semestre 2006		1er semestre 2007	
	Montant	%	Montant	%	Montant	%
Conseil	86	10,1	41	8,9	31	8,1
Intégration de systèmes et applications informatiques	196	7,5	81	6,4	129	7,7
Infogérance	93	3,1	30	2,0	74	4,5
Services informatiques de proximité	120	9,8	51	8,4	67	9,6
Non alloué (1)	-48		-22		-32	
Total	447	5,8	181	4,8	269	6,1

(1) Les éléments non alloués correspondent aux frais de siège.

Note 17. Effectifs :

A) Effectifs moyens. — Les effectifs moyens se répartissent entre les principales zones géographiques du Groupe de la manière suivante :

	2006		1er semestre 2006		1er semestre 2007	
	Effectifs	%	Effectifs	%	Effectifs	%
Amérique du Nord	6 272	10	6 234	10	8 545	11
Royaume-Uni et Irlande	8 894	14	8 869	14	8 951	12
Pays Nordiques	3 480	5	3 409	6	3 753	5
Benelux	8 807	14	8 739	14	9 034	12
Allemagne et Europe Centrale	4 336	7	4 025	7	5 527	7
France	19 924	31	19 757	32	20 473	26
Europe du Sud	5 982	9	5 840	9	6 336	8
Asie Pacifique	6 167	10	5 207	8	14 896	19
Non alloué	151		150		154	
Total	64 013	100	62 230	100	77 669	100

B) Effectifs de fin de période. — Les effectifs de fin de période se répartissent entre les principales zones géographiques du Groupe de la manière suivante :

	31 décembre 2006		30 juin 2006		30 juin 2007	
	Effectifs	%	Effectifs	%	Effectifs	%
Amérique du Nord	6 441	10	6 218	10	9 004	11
Royaume-Uni et Irlande	8 785	13	9 093	14	8 802	11
Pays Nordiques	3 608	5	3 392	5	3 828	5

Benelux	9 014	13	8 789	14	9 067	11
Allemagne et Europe Centrale	5 137	8	4 295	7	5 850	7
France	20 287	30	19 852	31	20 453	26
Europe du Sud	6 235	9	6 045	10	6 419	8
Asie Pacifique	8 231	12	5 846	9	16 402	21
Non alloué	151		150		156	
Total	67 889	100	63 680	100	79 981	100

D. — Rapport des commissaires aux comptes sur l'information financière semestrielle 2007.

notre qualité de commissaires aux comptes et en application de l'article L.232-7 du Code de commerce, nous avons procédé à :
l'examen limité des comptes semestriels consolidés résumés de la société Cap Gemini S.A., relatifs à la période du 1er janvier au 30 juin 2007, tels ils sont joints au présent rapport ;
la vérification des informations données dans le rapport semestriel.
s comptes semestriels consolidés résumés ont été établis sous la responsabilité de votre conseil d'administration. Il nous appartient, sur la base de re examen limité, d'exprimer notre conclusion sur ces comptes.
us avons effectué notre examen limité selon les normes professionnelles applicables en France. Un examen limité de comptes intermédiaires consiste btenir les informations estimées nécessaires, principalement auprès des personnes responsables des aspects comptables et financiers, et à mettre en ıvre des procédures analytiques ainsi que toute autre procédure appropriée. Un examen de cette nature ne comprend pas tous les contrôles propres à audit effectué selon les normes professionnelles applicables en France. Il ne permet donc pas d'obtenir l'assurance d'avoir identifié tous les points nificatifs qui auraient pu l'être dans le cadre d'un audit et, de ce fait, nous n'exprimons pas une opinion d'audit.
r la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la conformité, dans tous leurs aspects nificatifs, des comptes semestriels consolidés résumés avec la norme IAS 34 - norme du référentiel IFRS tel qu'adopté dans l'Union européenne ative à l'information financière intermédiaire.
us avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le pport semestriel commentant les comptes semestriels consolidés résumés sur lesquels a porté notre examen limité.
us n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés résumés.

Les commissaires aux comptes :

Neuilly-sur-Seine, le 26 juillet 2007.

Pricewaterhousecoopers Audit :

Edouard Sattler ; Serge Villepelet ;

Paris La Défense, le 26 juillet 2007.

KPMG Audit, Département de KPMG S.A. :

Frédéric Quélin,
Associé

E. — Attestation du responsable du rapport financier semestriel.

'atteste que, à ma connaissance, les comptes semestriels consolidés résumés du premier semestre 2007 sont établis conformément aux normes nptables applicables et donnent une image fidèle du patrimoine, de la situation financière et du résultat de la société et de l'ensemble des entreprises nprises dans la consolidation, et que le rapport d'activité semestriel présente un tableau fidèle des évènements marquants survenus pendant les six miers mois de l'exercice et de leur incidence sur les comptes semestriels ainsi qu'une description des perspectives pour le second semestre 2007 ».

Paul Hermelin,
directeur général.

13860

File N° 82-5065

Exhibit 21.

BALO Notice of August 1, 2007 regarding the publication of the net sales revenue for the second quarter 2007

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (CHIFFRES D'AFFAIRES ET SITUATIONS TRIMESTRIELLES)

CAP GEMINI SA

Société anonyme au capital de 1 155 210 328 €.
Siège social : 11, rue de Tilsitt, 75017 Paris
330 703 844 R.C.S. Paris — APE : 741 J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés

(Hors taxes, en millions d'euros.)

Société-mère :

(En millions d'euros)	2007	2006	Variation
Premier trimestre	61	48	28,2%
Deuxième trimestre	101	89	14,3%
Premier semestre	162	137	19,2%

Groupe consolidé :

(En millions d'euros)	2007	2006	Variation
Premier trimestre	2 214	1 869	18,5%
Deuxième trimestre	2 183	1 915	14,0%
Premier semestre	4 397	3 784	16,2%

croissance du chiffre d'affaires du Groupe entre le premier semestre 2007 et le premier semestre 2006 est de 16,2% à taux de change et périmètre ırants et de 11,5% à taux de change et périmètre constants.

12023

File N° 82-5065

Exhibit 22.

Notice of May 14, 2008 in a legal ad newspaper

AG du 17 avril 2008 : nomination de 2 nouveaux CAC suppléants

08 - Le Quotidien Juridique

ONSEILS (SOLUTIONS 'EXTERNALISATION T DE PLANIFICATION TRAVAUX)

été à responsabilité limitée
au capital de 1.900 €
Siège social :
, rue du Bois-des-Aulnes
78910 ORGERUS
299 371 R.C.S. Versailles

E du 31/03/2008, le siège social ansféré au " Z.A.C. Paris Rive - 118-122, avenue de France - ARIS ", à compter du 1er mars

ciété, immatriculée au R.C.S. de s sous le numéro 488 299 371 jet d'une nouvelle immatricula- rès du R.C.S. de Paris.

nce : M. Pierre ALBALADEJO, nt 8 bis, rue du Pont-Vieux - eyran et M. Nicolas GIRARD, nt 37, rue du Docteur-Roux - hoisy-le-Roi.

17956 - Petites-Affiches

KPRH CONSEIL

iété à responsabilité limitée
au capital de 7.500 €
Siège social :
, boulevard Haussmann
75009 PARIS
51 237 572 R.C.S. Paris

GMENTATION DE CAPITAL

t le procès-verbal du 14 avril l'assemblée générale extraordi- écidé d'augmenter le capital de ros pour le porter à la somme de ros par apport en numéraire.

augmentation de capital est réa- moyen de la création de 265 nt soixante-cinq) parts sociales (5) euros de valeur nominale

séquence, les articles 6 et 7 des nt été modifiés.

ntion sera portée au Registre Commerce et des Sociétés de .

Koffi PLACKTOR,
Gérant.

18030 - Petites-Affiches

CI du rez de chaussée u 3 passage Landrieu

Société civile
au capital de 6.800 €
Siège social :
3, passage Landrieux
75007 PARIS
43 915 806 R.C.S. Paris

cision du 30 avril 2008,
ée de la société a été prorogée 30 avril 2068.

ital de la société a été augmenté ,14 € à 5.813,15 € avec une émission de 298.627,99 €, par en numéraire, puis porté à par incorporation de 1.616,85 € sur la prime d'émission.

icles 4, 6 et 7 des statuts ont été ement modifiés.

Pour avis,
Le gérant.

31 - Le Quotidien Juridique

FICATIF à la parution Quotidien du 5 Mai 2008 n° 305058 : LIEN DU BOIS CLERGEONS. Il e lire AG du 04.04.08 et non pas 08.

018021 - Petites-Affiches

SOCIETE DE RESTAURATION DE L'AIRE DE MIONNAY - SRAM

Société anonyme
au capital de 640.000 €
Siège social :
43, rue du Colonel-Pierre-Avia
75015 PARIS
403 701 857 R.C.S. Paris

Suivant procès-verbal du 13 Février 2008, le Conseil d'Administration a :

— pris acte que la société ELIANCE, administrateur est représentée, depuis le 22 Janvier 2008, par Monsieur Alain CLEVY demeurant 37, rue Madeleine Crénon 92000 SCEAUX en remplacement de Monsieur Yves LE ROY, .

— nommé en qualité de Directeur Général Délégué Monsieur Alain CLEVY, susnommé en remplacement de Monsieur Yves LE ROY démissionnaire.

Le dépôt légal sera effectué au Greffe du Tribunal de Commerce de PARIS.

305197 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.163.404.080 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

L'assemblée générale mixte du 17 avril 2008 a décidé de nommer en qualité de Commissaires aux comptes suppléant :

— Monsieur Etienne Boris demeurant 63, rue de Villiers 92208 Neuilly-sur-Seine en remplacement de Monsieur Philippe Gueguen,

— Monsieur Bertrand Vialatte demeurant 1, cours Valmy, 92923 Paris-La Défense Cedex en remplacement de Monsieur Guillaume Livet.

L'inscription modificative sera portée au R.C.S. de PARIS.

Pour avis.

018001 - Petites-Affiches

SOCIETE IMMOBILIERE DE LA MEUNERIE FRANÇAISE

S.I.M.F.
Société anonyme
au capital de 54.900 €
Siège social :
66, rue La Boétie
75008 PARIS
582 068 474 R.C.S. Paris

Par lettre en date du 21 avril 2008, la S.A. DIJON CEREALES MEUNERIE, Administrateur, a désigné en qualité de représentant permanent, Monsieur Pierre GUEZ, demeurant 23, Grande-Rue à BRETIGNY (21490), en remplacement de Monsieur David JADOT, demeurant 2, route de Langres à Norges-la-Ville (21490).

Mention sera faite au R.C.S. de Paris.

017980 - Petites-Affiches

SCM F.F.T.L.V.

Société civile de moyens
au capital de 600 €
Siège social :
129, boulevard Diderot
75012 PARIS
447 874 272 R.C.S. Paris

L'AGE du 6-04-2007 a pris acte de la démission de M. Tran Quang Linh de ses fonctions de cogérant. Il n'a pas été remplacé. Les autres cogérants conservent leur mandat. R.C.S. Paris.

018019 - Petites-Affiches

SCI VALENCE III

Société civile immobilière
au capital de 900 €
Siège social :
10 bis, rue Albéric-Magnard
75116 PARIS
432 306 678 R.C.S. Paris

L'AG mixte du 16/04/2008 a transféré le siège social au 4, Rue Bayard, 75008 PARIS.

Les statuts ont été modifiés en conséquence.

018020 - Petites-Affiches

SCI BOUCHARDON

Société civile immobilière
au capital de 914,69 €
Siège social :
10 bis, rue Albéric-Magnard
75116 PARIS
421 918 103 R.C.S. Paris

L'AG mixte du 15/04/2008 a transféré le siège social au 4, Rue Bayard, 75008 PARIS.

Les statuts ont été modifiés en conséquence.

018024 - Petites-Affiches

SCI DU 23 AVENUE PARMENTIER

Société civile immobilière
au capital de 900 €
Siège social :
10 bis, rue Albéric-Magnard
75116 PARIS
447 488 438 R.C.S. Paris

L'AG mixte du 15/04/2008 a transféré le siège social au 4, Rue Bayard, 75008 PARIS.

Les statuts ont été modifiés en conséquence.

018031 - Petites-Affiches

SCI MONTEDOUR III

Société civile immobilière
au capital de 900 €
Siège social :
10 bis, rue Albéric-Magnard
75116 PARIS
447 535 568 R.C.S. Paris

L'AG mixte du 15/04/2008 a transféré le siège social au 4, Rue Bayard, 75008 PARIS.

Les statuts ont été modifiés en conséquence.

018034 - Petites-Affiches

SCI CORIOLIS

Société civile immobilière
au capital de 9.146,94 €
Siège social :
10 bis, rue Albéric-Magnard
75116 PARIS
341 420 685 R.C.S. Paris

L'AG mixte du 15/04/2008 a transféré le siège social au 4, Rue Bayard, 75008 PARIS.

Les statuts ont été modifiés en conséquence.

018038 - Petites-Affiches

SCI IMMOBAGNOLS

Société civile immobilière
au capital de 900 €
Siège social :
10 bis, rue Albéric-Magnard
75116 PARIS
444 577 829 R.C.S. Paris

L'AG mixte du 16/04/2008 a transféré le siège social au 4, Rue Bayard, 75008 PARIS.

Les statuts ont été modifiés en conséquence.

018039 - Petites-Affiches

SCI LANGUEDOC BALARUC

Société civile immobilière
au capital de 900 €
Siège social :
10 bis, rue Albéric-Magnard
75116 PARIS
430 481 317 R.C.S. Paris

L'AG mixte du 16/04/2008 a transféré le siège social au 4, Rue Bayard, 75008 PARIS.

Les statuts ont été modifiés en conséquence.

018041 - Petites-Affiches

SCI IMMOBEAUCAIRE

Société civile immobilière
au capital de 1.524,49 €
Siège social :
10 bis, rue Albéric-Magnard
75116 PARIS
316 765 106 R.C.S. Paris

L'AG mixte du 15/04/2008 a transféré le siège social au 4, Rue Bayard, 75008 PARIS.

Les statuts ont été modifiés en conséquence.

018043 - Petites-Affiches

SCI LA CASTELETTE

Société civile immobilière
au capital de 900 €
Siège social :
10 bis, rue Albéric-Magnard
75116 PARIS
440 851 491 R.C.S. Paris

L'AG mixte du 16/04/2008 a transféré le siège social au 4, Rue Bayard, 75008 PARIS.

Les statuts ont été modifiés en conséquence.

018044 - Petites-Affiches

SCI PAD DE NOGENT SUR MARNE

Société civile immobilière
au capital de 914,69 €
Siège social :
10 bis, rue Albéric-Magnard
75116 PARIS
423 639 160 R.C.S. Paris

L'AG mixte du 15/04/2008 a transféré le siège social au 4, Rue Bayard, 75008 PARIS.

Les statuts ont été modifiés en conséquence.

File N° 82-5065

Exhibit 23.

May 6, 2008 in a legal ad newspaper

... 79.512 € suite aux levées de stock options entre le 1/01/08 et le 31/03/08

17264 - Petites-Affiches

C DEVELOPPEMENT

été par actions simplifiée
capital de 63.828.993,60 €
Siège social :
97, rue de Lille
75007 PARIS
41 269 512 R.C.S. Paris

rmes d'un acte en date du 30
, enregistré auprès du SIE Paris
os-Caillou-Varenne, le 30 avril
rdereau n° 2008/502, case n° 19,
Philippe Laval, agissant en qua-
ésident de la Société et en vertu
oirs qui lui ont été délégués par
collective des associés en date
rs 2008, a :

stLaté que le délai de vingt jours
ux créanciers dont la créance
rieure au 3 avril 2008, date de
ladite décision collective des
au Greffe du Tribunal de
e de Paris, pour former opposi-
réduction de capital, est expiré
une opposition n'a été formée ;

nstaté qu'un seul associé a pré-
166.600 actions à l'offre de
ans le délai de vingt jours
xpirant le 23 avril 2008, et que
ctions ont été rachetées le 24
par la Société ;

onstaté l'annulation desdites
actions d'une valeur unitaire
€ et la réduction de capital
e, le capital se trouvant ramené
.993,60 € à 3.829.953,60 € ;

idé, en conséquence, de modi-
le 6 des statuts relatif au capital
i sera désormais rédigé comme

capital social est fixé à
,60 €. Il est divisé en 265.969
d'une valeur nominale unitaire
€, entièrement libérées, toutes
catégorie. "

scription modificative sera
uée au registre du commerce
s sociétés de Paris.

Pour avis, le président.

17287 - Petites-Affiches

KARUKERA

été à responsabilité limitée
u capital de 7.622,45 €
Siège social :
-40, avenue Jean-Jaurès
94110 ARCUEIL
2 871 794 R.C.S. Créteil

rmes du procès-verbal de l'as-
générale extraordinaire du 7
, il résulte que :

ge social a été transféré d'AR-
94110), 38-40, Avenue Jean-
PARIS (75014), 166, Boulevard
arnasse, et ce à compter du 1er
.

e 4 des statuts a été modifié
uit :

Siège social

e social est fixé : 166, Boule-
Montparnasse, 75014 PARIS.

Gérance

été est gérée et administrée par
CHAUVIN Patrick, demeurant
penterie, 72310 BESSE-SUR-

ntion sera faite au R.C.S. :
.

Pour avis.

17239 - Petites-Affiches

F à l'annonce parue dans LES
ffiches du 14.04.2008, concer-
SIWAVE SA, 21/23, rue des
75019 PARIS.

ire : Suivant procès-verbal de
20.04.2007, il a été décidé de
M. Todd Alan SPARTZ, demeu-
Tillman Avenue, San José,
95126 (USA), en qualité d'Ad-
eur.

305071 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.163.404.080 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Le Conseil d'Administration du 16 avril 2008 a constaté qu'entre le 1er janvier 2008 et le 31 mars 2008 59.429 actions de 8 euros de nominal ont été souscrites à la suite de levées d'options de souscription d'actions de la société.

Le capital social est ainsi porté de 1.163.404.080 euros à 1.163.879.512 euros divisé en 145.484.939 actions de 8 euros chacune.

L'article 6 des statuts a été modifié comme suit :

ARTICLE 6 - **Capital social**

Ancienne mention

Le capital social est fixé à 1.163.404.080 euros et divisé en 145.425.510 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Nouvelle mention

Le capital social est fixé à 1.163.879.512 euros et divisé en 145.484.939 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Pour Avis.

406683 - La Loi

SAGEM Monétel

Société par actions simplifiée
au capital de 20.121.452 €
Siège social :
Le Ponant de Paris
27, rue Leblanc
75015 PARIS
442 508 271 R.C.S. Paris

Le 14 mars 2008, l'associé unique a pris les décisions suivantes :

— nomination de Monsieur Philippe LAZARE, demeurant 7, chemin des Mignotteries, 78620 L'ETANG-LA-VILLE, en qualité de Président de la société à effet du même jour et pour une durée illimitée en remplacement de Monsieur Jean-Paul JAINSKY,

— enregistrement de la démission de Monsieur Joël CHEVILLARD, directeur général, lequel n'est pas remplacé,

— transfert du siège social du 27, rue Leblanc - Le Ponant de Paris, 75015 PARIS au **192, avenue Charles-de-Gaulle, 92200 NEUILLY-SUR-SEINE**, à compter du même jour et modification corrélative de l'article 4 " Siège Social " des statuts.

La société sera immatriculée au registre du commerce et des sociétés tenu par le Tribunal de commerce de NANTERRE au greffe duquel sera effectué le dépôt légal.

POUR AVIS.

406677 - La Loi

SCI PRIMATOUR PATRIMOINE

Société civile immobilière
au capital de 14.462.500 €
Siège social :
37, boulevard Brune
75014 PARIS
479 824 435 R.C.S. Paris

Aux termes d'une délibération de l'assemblée générale du 14 avril 2008, la collectivité des associés a pris acte que l'Union Générale de Retraite par Répartition (UGRR), associée et gérante, a changé de dénomination et s'intitule désormais UGRR-ISICA.

UGRR-ISICA, gérante de la SCI, reste représentée par son Directeur Général, André Renaudin.

Pour avis et mention.

017159 - Petites-Affiches

OCTO FINANCES SA

Société anonyme à Directoire
et Conseil de surveillance
au capital de 1.144.320 €
Siège social :
21, avenue Kléber
75116 PARIS
383 214 103 R.C.S. Paris

Suivant procès-verbal en date du 7 mars 2008, l'assemblée générale mixte a décidé de modifier l'objet social, et en conséquence l'article 2 des statuts qui sera désormais rédigé comme suit :

ARTICLE 2 - **Objet**

La société a pour objet :

— la prestation de services de réception-transmission d'ordres, d'exécution d'ordres pour le compte de tiers, de négociation pour compte propre, de conseil en investissements et de placement simple portant sur les instruments financiers visés aux alinéas 1, 2 et 5 de l'article L. 211-1-I du Code monétaire et financier ;

— la participation de la société, dans toutes opérations pouvant se rapporter à son objet par voie de création de sociétés nouvelles, de souscriptions ou d'achat de titres ou droits sociaux, de fusion ou autrement (...).

POUR AVIS.

017348 - Petites-Affiches

CEMOFI

Société par actions simplifiée
au capital de 40.000 €
Siège social :
174, boulevard Haussmann
75008 PARIS
433 752 466 R.C.S. Paris

Suivant décision de l'associé unique du 23 avril 2008, il résulte que :

1) Madame Raymonde SOUËF, demeurant 215, chemin des Vatines à LE PRE-D'AUGE (14340), a été nommé Président en remplacement de Monsieur Yves Arnaud WELLARD, démissionnaire ;

2) Le siège social a été transféré à **PARIS (75008), 9 rue du Faubourg-Saint-Honoré**, à compter du 5 mai 2008. L'article n° 4 des statuts a été modifié comme suit :

Ancienne mention

Le siège de la société est fixé au 174, boulevard Haussmann, 75008 PARIS.

Nouvelle mention

Le siège de la société est fixé au 9, rue du Faubourg-Saint-Honoré, 75008 PARIS.

Le dépôt légal sera effectué au greffe du tribunal de commerce de Paris.

Pour avis, le représentant légal.

017329 - Petites-Affiches

PUBLI-TOPEX

Société anonyme
au capital de 38.250 €
Siège social :
40, avenue Hoche
75008 PARIS
662 035 773 R.C.S. Paris

Suivant procès-verbal en date du 19 mars 2008, l'assemblée générale ordinaire a décidé de nommer en qualité d'administrateur, Monsieur Guy BLEARD, domicilié Chemin du Lot - 62280 Saint-Martin-Boulogne, en remplacement de Monsieur Jean Pierre PICAVET, démissionnaire.

Suivant procès-verbal en date du 19 mars 2008, le Conseil d'Administration a décidé de nommer en qualité de Président-Directeur Général Monsieur Guy BLEARD, en remplacement de Monsieur Jean Pierre PICAVET, démissionnaire.

Mention en sera portée au R.C.S. de PARIS.

017256 - Petites-Affiches

CABINET BLONDEL-RAVE LE PENDU

Société d'avocats à la Cour
26, rue Marsoulan
75012 PARIS

V V RESORT

Société à responsabilité limitée
au capital de 12.000 €
Siège social :
2, rue de Budapest
75009 PARIS
491 651 188 R.C.S. Paris

Aux termes d'une Assemblée Générale Extraordinaire du 9 novembre 2007, les associés ont notamment pris acte de la démission de Monsieur Jean-Michel VINANT de ses fonctions de cogérant à compter du 1er septembre 2007 et ont décidé que Monsieur Franck VARIN restera seul gérant de la société à compter de cette date.

L'article 16 des statuts a été modifié.

Le dépôt légal sera effectué au Greffe du Tribunal de Commerce de PARIS.

015497 - Petites-Affiches

LABORATOIRES DR NG PAYOT

Société par actions simplifiée
au capital de 1.331.200 €
Siège social :
62, rue Pierre-Charron
75008 PARIS
552 128 944 R.C.S. Paris

Suivant procès-verbal en date du 31 mars 2008, l'associé unique :

— a décidé d'augmenter le capital social d'une somme de 3.840.512 €, par création et émission de 750.100 actions de 5,12 € de valeur nominale chacune, pour le porter ainsi à 5.171.712 € ;

— a décidé de réduire le capital social d'une somme de 3.840.512 € par annulation de 750.100 actions de 5,12 €, pour le ramener ainsi à 1.331.200 € ;

— a constaté que les capitaux propres de la société se trouvaient reconstitués aux termes des opérations d'augmentation et réduction de capital ci-dessus relatées ;

— a modifié les articles 6 et 7 des statuts.

Modifications seront faites au R.C.S. de PARIS.

305091 - Le Quotidien Juridique

PREVENTION EXCELLENCE SANTE

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
1, rue Bertie-Albrecht
75008 PARIS
488 420 597 R.C.S. Paris

Aux termes du procès-verbal de l'assemblée générale extraordinaire du 5 Mai 2008, il résulte que :

le capital a été augmenté par versement en numéraire de 35.000 euros pour être porté à 43.000 euros.

L'article n° 8 des statuts a été modifié en conséquence.

Ancienne mention

Capital : 8.000 euros.

Nouvelle mention

Capital : 43.000 euros.

Mention sera faite au R.C.S. : PARIS.

Pour avis.

File N° 82-5065

Exhibit 24.

Notice of March 5, 2008 in a legal ad newspaper

31 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
capital de 1.162.090.880 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

GMENTATION DE CAPITAL

onseil d'Administration du 13 008 a constaté qu'entre le 1er 2007 et le 31 décembre 2007 actions de 8 euros de nominal souscrites à la suite de levées de souscription d'actions de la

pital social est ainsi porté de .880 euros à 1.163.404.080 visé en 145.425.510 actions de chacune.

le 6 des statuts a été modifié suit :

RTICLE 6 - **Capital social**

Ancienne mention

apital social est fixé à .880 euros et divisé en 360 actions de 8 euros chacune ent libérées et toutes de même .

Nouvelle mention

apital social est fixé à .080 euros et divisé en 510 actions de 8 euros chacune ent libérées et toutes de même .

Pour Avis.

09074 - Petites-Affiches

LGOS INVESTISSEMENT

d'investissements à capital variable
S.I.C.A.V.
à capital variable
Siège social :
41, avenue de l'Opéra
75002 PARIS
88 055 444 R.C.S. Paris

t procès-verbal en date du 26 07, le Conseil d'Administration a de nommer en qualité aires aux comptes :

laire : CABINET SELLAM, SARL siège est 49/53, avenue des Elysées, 75008 Paris, immatri- R.C.S. de Paris sous le n° 453 en remplacement de DELOITTE TOHMATSU AUDIT, démission-

pléant : Monsieur Frédéric SEL- micilié 4, rue de Sontay, 75116

t procès-verbal en date du 13 e 2007, l'assemblée générale décidé de :

pas renouveler le mandat d'ad- eur de Monsieur Hugues de YROU de COMINGES de GUI-

mmer en qualité d'administra- nsieur Lucien, François BER- micilié 22, boulevard Maillot 92 ur-Seine.

ntion en sera portée au R.C.S. ARIS.

09271 - Petites-Affiches

MULTIBATI

été à responsabilité limitée
au capital de 500 €
Siège social :
26, rue des Rigoles
75020 PARIS
02 268 501 R.C.S. Paris

AGE en date du 28/02/08, il a é de transférer le siège de la u 65, **avenue de la République AMPIGNY-SUR-MARNE.**

Pour avis.

009331 - Petites-Affiches

CABINET BLONDEL-RAVE LE PENDU

Société d'avocats à la Cour
26, rue Marsoulan
75012 PARIS

LE PUB

Société à responsabilité limitée
au capital de 7.700 €
Siège social :
11, rue du Pot-de-Fer
75005 PARIS
489 041 889 R.C.S. Paris

En date du 22 février 2008, l'associée unique a décidé de nommer en qualité de nouveau gérant pour une durée indéterminée à compter du 1er mars 2008, Monsieur William NIAMIAH, demeurant à PARIS (75015) - 51, Rue des Morillons, en remplacement de Monsieur Christian BREUCQ, démissionnaire au 29 février 2008.

Le dépôt légal sera effectué au Greffe du Tribunal de Commerce de PARIS.

009167 - Petites-Affiches

BUREAU SERVICE EQUIPEMENT PH. INGRAIN

Société à responsabilité limitée
au capital de 38.112,25 €
Siège social :
26, avenue Kléber
75116 PARIS
837 350 040 R.C.S. Paris

Suivant procès-verbal en date du 26 février 2008, l'Associé unique a décidé de modifier ainsi qu'il suit l'objet social : L'achat, la vente de machines, meubles et articles de bureau. La gestion du patrimoine social par l'acquisition, la gestion de tous titres ou valeurs mobilières et notamment la participation à toutes sociétés de droit français ou étranger quel que soit leur objet social ou leur activité.

Les statuts ont été modifiés en conséquence.

Mention en sera faite au Registre du Commerce et des sociétés de Paris.

Le Gérant.

009381 - Petites-Affiches

LA VOIX IMMOBILIERE

Société à responsabilité limitée
au capital de 15.246 €
Siège social :
268, rue du Faubourg-Saint-Martin
75010 PARIS
488 615 337 R.C.S. Paris

TRANSFERT DE SIEGE

L'AGE du 05/03/08 a décidé de transférer le siège social au **68, rue Oberkampf, 75011 PARIS**, à compter du 01/04/08. Mention sera faite au R.C.S. de Paris.

403677 - La Loi

SCI DELICE AUX LYS

Société civile immobilière
au capital de 304.898,03 €
Siège social :
5, avenue du Général-Tripier
75007 PARIS
408 706 711 R.C.S. Paris

Aux termes d'une Assemblée Générale Extraordinaire en date du 18 février 2008, les associés ont décidé de transférer le siège social au **36, rue de Longchamp - 75116 PARIS.**

Pour avis.

007912 - Petites-Affiches

CA-AM OBLIG INTERNATIONALES

Société d'investissement
à capital variable
Siège social :
90, boulevard Pasteur
75015 PARIS
999 990 302 R.C.S. Paris

Suivant procès-verbal du Conseil d'administration en date du 14 Novembre 2002, il a été décidé de coopter en qualité d'administrateur, le Groupe VAUBAN, Mutuelle, dont le siège social est fixé au 8, Bd Vauban, 59024 LILLE, n° S.I.R.E.N. 393 406 673, représentée par Monsieur Christophe CATTOIR, demeurant 171, Rue Ma Campagne, 59200 TOURCOING.

L'assemblée générale ordinaire du 3 Janvier 2003 a ratifié la nomination du Groupe VAUBAN en qualité d'administrateur.

Mention en sera portée au R.C.S. de PARIS.

009300 - Petites-Affiches

ALPHA PYRENEES NOZAY SCI

Société civile immobilière
au capital de 1.000 €
Siège social :
34, avenue George-V
75008 PARIS
493 289 847 R.C.S. Paris

Suivant procès-verbal en date du 28 novembre 2007 la collectivité des associés prend acte de la démission de la société ALPHA PYRENEES BELGIUM SA de son mandat de gérant et nomme en remplacement la société ALPHA PYRENEES LUXEMBOURG TWO, SARL au capital de 12.500 € dont le siège social est 3, rue Renert L - 2422 Luxembourg, immatriculée au Registre Luxembourgeois sous le numéro B 95142, représentée par Messieurs Thomas HAINES demeurant 3, rue Renert - L 2422 Luxembourg et Danny DOLPHIN demeurant 166, avenue de la Chênaie - B 1180 Bruxelles - Belgique.

Mention en sera faite au R.C.S. de PARIS.

009336 - Petites-Affiches

TENDANCES ET FORMATIONS

Société à responsabilité limitée
au capital de 15.000 €
Ancien siège social :
17, boulevard Bourdon
75004 PARIS
Nouveau siège social :
13, rue Fernand-Léger
75020 PARIS
450 009 758 R.C.S. Paris

Aux termes d'une décision de la gérance du 4 mars 2008, il a été décidé de transférer le siège social à compter du 15 mars 2008, à **PARIS (75020), 13, rue Fernand-Léger** et de modifier corrélativement l'article 4 des statuts.

POUR AVIS.

009325 - Petites-Affiches

POINT IMPORT

Société à responsabilité limitée
au capital de 22.000 €
Siège social :
9, boulevard des Pyrénées
92160 ANTONY
493 356 984 R.C.S. Nanterre

Par décision de l'Assemblée générale du 03/03/2008, le siège social est transféré à compter du 03/03/2008 au **183-189, avenue de Choisy, 75013 PARIS.**

Gérant : Monsieur ZHENG Jie, demeurant 221, rue de Belleville, 75019 PARIS.

009326 - Petites-Affiches

CARDIF ASSURANCES RISQUES DIVERS

Société anonyme
au capital de 13.440.000 €
Siège social :
5, avenue Kléber
75116 PARIS
308 896 547 R.C.S. Paris

Réunis en AGO le 27/12/07, les actionnaires ont nommé administrateurs, pour trois exercices, soit jusqu'à l'AG statuant sur les comptes de l'exercice clos le 31 décembre 2009 :

— M. Jean BEGO, demeurant 34, rue Desaix 75015 Paris ;

— M. Gérard BINET, demeurant 19, route de la Passerelle 78110 Le Vésinet ;

— M. Stanislas CHEVALET, demeurant 17, rue du Commerce 75015 Paris ;

— Mme Charlotte DENNERY, demeurant 11, rue d'Assas, 75006 Paris.

Mention sera faite au R.C.S. de Paris.

009332 - Petites-Affiches

LA CERE

Société à responsabilité limitée
au capital de 1.000 €
Siège social :
9-11, place de la République
75003 PARIS
492 973 284 R.C.S. Paris

L'Assemblée Générale extraordinaire réunie le 31 décembre 2007 a décidé de modifier l'objet social à compter du 1er janvier 2008, l'article 2 des statuts a été modifié comme suit :

ARTICLE 2 - **Objet**

La société a pour objet : HOLDING FINANCIERE, avec l'acquisition, la souscription par voie d'apport ou autrement, la vente ou l'échange de valeurs mobilières cotées ou non, ainsi que tous droits sociaux, la gestion et tous portefeuilles titres, directement ou pour le compte des sociétés dans lesquelles elle détient une participation.

POUR EXTRAIT,
F. LADOUX.

403660 - La Loi

LES LUNIOLES SARL

Société à responsabilité limitée
au capital de 1.000 €
Siège social :
14, rue de Bagnolet
75020 PARIS
493 740 237 R.C.S. Paris

Aux termes du procès-verbal en date du 20 février 2008, l'assemblée générale extraordinaire a décidé de nommer en qualité de gérant : M. Philippe Schlegel, 25, rue Bizet, 94800 Villejuif, en remplacement de Jean Pierre Lettry.

L'inscription modificative sera portée au R.C.S. de PARIS.

Le gérant.

009180 - Petites-Affiches

PAULINE'S ANGEL

Société à responsabilité limitée
au capital de 46.000 €
Siège social :
8, boulevard de Bonne-Nouvelle
75010 PARIS
433 432 002 R.C.S. Paris

Suivant décision de la gérance en date du 2 janvier 2008 le siège social a été transféré au **11 bis, rue de la Planche, 75007 PARIS** à compter du 01.01.2008.

L'article 4 des statuts a été modifié en conséquence.

Mention en sera faite au R.C.S. de PARIS.

File N° 82-5065

Exhibit 25.

Notice of November 12, 2007 in a legal ad newspaper

19 - Le Quotidien Juridique

GROUPE INDUSTRIE SERVICES INFO

Société anonyme
au capital de 1.057.080 €
Siège social :
14, rue Médéric
75017 PARIS
309 395 820 R.C.S. Paris

t Réunions de l'Assemblée Ordinaire et du Conseil d'admi- n en date du 11/10/2007, il a été d'une première part :

démissions de leur mandat strateur, de Monsieur Philippe et des sociétés " APROVIA " et IA GROUPE TEST ", cette der- mission ayant un effet rétroactif 2007 ;

la société Administrateur " GISI NICATIONS " (anciennement ée APROVIA GROUPE USINE LE, SASU, sise 16, rue Médéric, aris, 442 233 417 R.C.S. Paris, sormais représentée par Mon- ul BOURSIER, demeurant 24, a, 92800 Puteaux, en lieu et Monsieur Guy METAYER ;

été décidé d'une seconde part :

nommer en qualité d'administra- Monsieur Christophe CZAJKA, nt 174, boulevard Saint-Ger- 5006 Paris et la société " EDI- ECHNIQUES POUR L'AUTOMO- L'INDUSTRIE - E.T.A.I. ", SAS, rue de la Saussière, 92100 Bou- llancourt, 542 072 640 R.C.S. , représentée par Monsieur STERCKX, demeurant 74, rue ts-Pères, 75007 Paris,

nommer en qualité de Prési- ecteur Général Monsieur Chris- ZAJKA, en lieu et place de Mon- lippe SANTINI.

047628 - Petites-Affiches

LEGENDE

ciété par actions simplifiée
au capital de 46.000 €
Siège social :
5, rue Lincoln
75008 PARIS
49 912 609 R.C.S. Paris

t procès-verbal en date du 31 2007, l'assemblée générale naire a nommé en qualité de :

nmissaire aux comptes titu-

ean-Claude Sarfati domicilié 101, rony, 75017 Paris, en remplace- la société RBA 5, rue Prony, ris, démissionnaire.

nmissaire aux comptes sup-

ociété Alain Martin et Associés 01, rue de Prony, 75017 Paris, ris B 340 509 124, en remplace- la société GROUPE RBA 5, rue 5017 Paris, démissionnaire.

ntion sera portée au Registre Commerce et des Sociétés de

Alain GOLDMAN,
Président.

047493 - Petites-Affiches

LOCAMEDIA

iété par actions simplifiée
au capital de 37.500 €
Siège social :
avenue Théophile-Gautier
75016 PARIS
92 703 871 R.C.S. Paris

du 20.09/2007 a décidé de chan- nomination sociale de la société nt donc :

OCASYSTEM MEDIA

n est faite au R.C.S. de PARIS.

047546 - Petites-Affiches

SARL LA FINANCIERE NORD-FLANDRES

Société à responsabilité limitée
au capital de 7.622,45 €
Siège social :
18, rue Marbeuf
75009 PARIS
434 556 239 R.C.S. Paris

Par délibération en date du 17 juillet 2007, l'assemblée générale mixte des associés a décidé de réduire le capital social de 3.811,22 Euros à 3.811,22 Euros par voie de rachat de 250 parts sociales.

Aux termes d'un procès-verbal établi le 1er octobre 2007, la gérance a constaté que la réduction de capital ainsi décidée se trouvait définitivement réalisée à cette même date du 1er octobre 2007.

Par délibération en date du 1er Octobre 2007, l'assemblée générale extraordinaire des associés a modifié, en conséquence, l'article 8 des statuts relatif au capital social.

En conséquence, les mentions antérieurement publiées et relatives au capital social sont ainsi modifiées :

ARTICLE 8 - **Capital social**

Ancienne mention

Le capital social est fixé à 7.622,45 Euros divisé en 500 parts sociales de 15,2449 Euros.

Nouvelle mention

Le capital social est fixé à 3.811,22 Euros divisé en 250 parts sociales de 15,2449 Euros.

Pour avis,
Le Gérant.

313270 - Le Quotidien Juridique

LES PETITS CLOSEAUX

Société civile
de construction-vente
au capital de 200 €
Siège social :
c/o CONSTRUCTA PROMOTION
42, allées Turcat-Méry
13008 MARSEILLE
500 654 090 R.C.S. Marseille

Par décision de l'Assemblée Générale Extraordinaire en date du 25 octobre 2007, le siège social a été transféré du c/o CONSTRUCTA PROMOTION, 42, allées Turcat-Méry - 13008 MARSEILLE au **c/o CONSTRUCTA PROMOTION, 73, rue de Miromesnil, 75008 PARIS**, et ce à compter du même jour.

L'article 5 des statuts de la société a été modifié en conséquence.

Le gérant est la société CONSTRUCTA PROMOTION, société par actions simplifiée au capital de 1.700.000 €, cont le siège social est sis 73, rue de Miromesnil - 75008 PARIS, immatriculée au Registre du Commerce et des Sociétés de PARIS sous le n° 432 863 728.

La société sera immatriculée au Registre du Commerce et des Sociétés de PARIS, où les formalités seront effectuées.

803692 - Petites-Affiches

CELSIUS X VI II

Société à responsabilité limitée
au capital de 10.620 €
Siège social :
4, rue Euryale-Dehaynin
75019 PARIS
489 801 175 R.C.S. Paris

Suivant procès-verbal en date du 8 novembre 2007, l'assemblée générale extraordinaire a décidé de transférer le siège social à compter du 8 novembre 2007, à l'adresse suivante : **100, rue de Meaux, 75019 PARIS.**

En conséquence, l'article 4 des statuts a été modifié.

Le(s) représentant(s) légal(aux).

313200 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.158.552.520 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Le Conseil d'Administration du 10 octobre 2007 a constaté qu'entre le 1er juillet 2007 et le 30 septembre 2007 442.295 actions de 8 euros de nominal ont été souscrites à la suite de levées d'options de souscription d'actions de la société.

Le capital social est ainsi porté de 1.158.552.520 euros à 1.162.090.880 euros divisé en 145.261.360 actions de 8 euros chacune.

L'article 6 des statuts a été modifié comme suit :

ARTICLE 6 - **Capital social**

Ancienne mention

Le capital social est fixé à 1.158.552.520 euros et divisé en 144.819.065 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Nouvelle mention

Le capital social est fixé à 1.162.090.880 euros et divisé en 145.261.360 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Pour Avis.

047422 - Petites-Affiches

ARGUS DE L'AUDIOVISUEL

Société par actions simplifiée
au capital de 37.500 €
Siège social :
130, rue du Mont-Cenis
75018 PARIS
400 576 088 R.C.S. Paris

Suivant procès-verbal en date du 30 octobre 2007, l'assemblée générale extraordinaire a :

— accepté et approuvé dans toutes ses dispositions le projet de fusion intervenu en date du 27 septembre 2007 avec la société L'ARGUS DE LA PRESSE, S.A. à Directoire et Conseil de Surveillance au capital de 764.000 € dont le siège social est 130, rue du Mont Cenis - 75018 PARIS (582 062 824 R.C.S. PARIS), aux termes duquel la société ARGUS DE L'AUDIOVISUEL a fait apport à la société L'ARGUS DE LA PRESSE de la totalité de son actif moyennant la prise en charge de la totalité de son passif.

— décidé que la société ARGUS DE L'AUDIOVISUEL se trouve dissoute et liquidée de plein droit ce jour à l'issue de l'assemblée générale extraordinaire des actionnaires de la société absorbante qui a constaté la réalisation de la fusion et l'augmentation consécutive du capital de cette société.

La société sera radiée du Registre du Commerce de PARIS.

Pour avis.

021130 - Petites-Affiches

LES VERGERS DE VAUGIRARD

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
109, rue de Vaugirard
75006 PARIS
485 388 003 R.C.S. Paris

Suivant procès-verbal en date du 25 avril 2007 l'assemblée générale extraordinaire prend acte de la démission de Monsieur Brahim DORGAA de ses fonctions de gérant et nomme en remplacement Monsieur Akram ALOUI demeurant 5, rue du Maine, 92600 ASNIERES-SUR-SEINE.

Mention en sera faite au R.C.S. de PARIS.

047617 - Petites-Affiches

casul 101007

LEGENDE TV

Société par actions simplifiée
unipersonnelle
au capital de 46.000 €
Siège social :
5, rue Lincoln
75008 PARIS
485 224 430 R.C.S. Paris

Suivant procès-verbal en date du 31 octobre 2007, l'associé unique a nommé en qualité de :

— Commissaire aux comptes titulaire :

- M. Jean-Claude Sarfati domicilié 101, rue de Prony, 75017 Paris, en remplacement de la société RBA 5, rue Prony, 75017 Paris, démissionnaire.

— Commissaire aux comptes suppléant :

- La société Alain Martin et Associés SARL, 101, rue de Prony, 75017 Paris, R.C.S. Paris B 340 509 124, en remplacement de la société GROUPE RBA 5, rue Prony, 75017 Paris, démissionnaire.

Mention sera portée au Registre du Commerce et des Sociétés de Paris.

Alain GOLDMAN,
Président.

313271 - Le Quotidien Juridique

VIVIER TECHNOLOGIE

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
86, rue de Lille
75007 PARIS
439 530 429 R.C.S. Paris

Aux termes du procès-verbal de l'assemblée générale extraordinaire du 12 octobre 2007, il résulte que :

La dénomination sociale a été modifiée et devient :

FREE ZONE

à compter du 12 octobre 2007. Le sigle V. Tech mentionné dans les statuts est supprimé. En conséquence, l'article 3 des statuts a été modifié comme suit :

Ancienne mention

Vivier Technologie et pour sigle V Tech.

Nouvelle mention

FREE ZONE.

Le dépôt légal sera effectué au greffe du tribunal de commerce de PARIS.

Pour avis, le représentant légal.

046505 - Petites-Affiches

SOCIETE FRANÇAISE DE CASINOS

Société anonyme
au capital de 2.969.898,25 €
Siège social :
9, rue de Téhéran
75008 PARIS
393 010 467 R.C.S. Paris

Suivant procès-verbal de l'Assemblée Générale Extraordinaire en date du 25.10.2007, il a été décidé d'augmenter le capital social d'un montant de 4.466.558,25 euros, pour le porter de 2.969.898,25 euros à 7.436.456,50 euros, par création de 1.624.203 actions nouvelles de 2,75 euros de nominal chacune.

Le capital social est donc fixé à 7.436.456,50 euros, divisé en 2.704.166 actions de 2,75 euros chacune, entièrement libérées.

Les articles 6 et 7 des statuts ont été modifiés en conséquence.

Mention en sera faite au R.C.S. de PARIS.

Pour avis,
Le Président.

File N° 82-5065

Exhibit 26.

Notice of August 31, 2007 in a legal ad newspaper

2 options entre le 1er avril 2007 et le 30 juin 2007 aussi des 16.07.07

MODIFICATIONS

37650 - Petites-Affiches

ADELAIDE

ociété d'investissement
à capital variable
Siège social :
1, boulevard Haussmann
75008 PARIS
29 774 656 R.C.S. Paris

termes des délibérations d'une
e Générale Mixte du 27 août
été pris acte :

démissions de leur fonction
strateur de Messieurs Michel
geon, Lionel Fantin et Bernard

nominations aux fonctions
strateur de M. Matthieu Grouès,
nt 141, boulevard de Picpus,
aris, M. Jean-François Barray,
nt 15 bis, route de Limours,
t-Rémy-les-Chevreuses et de
ène Gullient, demeurant 16, rue
lète, 75005 Paris.

mentions suivantes ont été ajou-
article 6 des statuts relatif au
ocial :

ries d'actions ;

aractéristiques des différentes
s d'actions et leurs conditions
sont précisées dans le pros-
mplifié et dans la note détaillée
AV.

fférentes catégories d'actions
:

éficier de régimes différents de
on des revenus (distribution ou
ition) ;

libellées en devises différen-

porter des frais de gestion diffé-

porter des commissions de
ion et de rachat différentes ;

r une valeur nominale diffé-

ctions peuvent faire l'objet de
ment ou de division par déci-
'Assemblée Générale Extraordi-

tions pourront être fractionnées,
ion du Conseil d'Administration
mes, centièmes, millièmes, dix-
dénommées fractions d'action.

blissement dépositaire est
s la Société Générale, 50, bou-
aussmann, 75009 Paris, en rem-
nt de HSBC Private Bank
l'article 23 des statuts a été
n conséquence.

iège social a été transféré du
ue des Champs-Elysées, 75008
u 121, boulevard Haussmann,
RIS, l'article 4 des statuts a été
n conséquence.

termes d'une délibération d'un
'Administration en date du 27
7, il a été constaté la démission
onctions de Président-Directeur
de M. Michel Monsaingeon, M.
Grouès a été nommé en rem-
t, et M. Romain Fournier-
demeurant 43, rue Camille-
92300 Levallois-Perret, en qua-
recteur Général Délégué.

Pour avis,
le Représentant Légal.

37619 - Petites-Affiches

F de l'annonce n° 037546 parue
07 des Petites Affiches : Il
de préciser qu'il s'agit de l'as-
générale mixte du 28 juin 2007.

dépôt légal sera effectué au
du tribunal de commerce de

Pour avis et mention,
Le représentant légal.

037644 - Petites-Affiches

GLOBAL INSIGHT (FRANCE) S.A.

Société anonyme
au capital de 2.094.300 €
Siège social :
117, quai de Valmy
75010 PARIS
438 285 249 R.C.S. Paris

Suivant procès-verbal de l'assemblée générale ordinaire et extraordinaire du 29 juin 2007, l'assemblée a pris acte de la démission à compter de ce jour de Monsieur Marcus Michels de ses fonctions d'Administrateur et Président du Conseil d'Administration et Directeur Général et décidé de nommer aux fonctions d'Administrateur Monsieur Johannes Lapre, demeurant Bahnhofstrasse 4, 66450 Bexbach, Allemagne.

L'assemblée générale a décidé de nommer aux fonctions de commissaire aux comptes suppléant en remplacement de Monsieur François Sorel, le cabinet Auditex SA, sis Faubourg de l'Arche, 92037 Paris-La Défense Cedex, 377 652 938 R.C.S. Nanterre.

L'assemblée générale dans sa forme extraordinaire a modifié les articles 11 : Cession et Transmission des actions, 13 : Organisation et délibérations du Conseil d'Administration, 15 : Direction Générale, et 17 : Assemblées Générales - Convocation - Composition.

Le Conseil d'Administration du 29 juin 2007 a nommé aux fonctions de Président du Conseil d'Administration et Directeur Général, Monsieur Joseph E. Kasputys, demeurant 148 Sandy Pond Road, Lincoln, MA 01773, Etats-Unis d'Amérique.

Mention sera faite au R.C.S. de Paris.

037508 - Petites-Affiches

DIA

Société anonyme
au capital de 380.000 €
Siège social :
157, rue des Blains
92220 BAGNEUX
384 097 200 R.C.S. Nanterre

Suivant procès-verbal du Conseil d'Administration en date du 14.03.2007, il a été décidé :

— de transférer le siège social au 97-103, boulevard Pereire, 75017 PARIS, à compter du 29.06.2007.

L'article 4 des statuts a été modifié en conséquence.

Ladite décision dûment ratifiée par l'AGM du 29.06.2007.

Suivant procès-verbal de l'Assemblée Générale Mixte en date du 29.06.2007, il a été décidé de modifier la dénomination sociale de la société, qui sera désormais :

TEAMLOG DIA

L'article 3 des statuts a été modifié en conséquence.

Pour les besoins du transfert, il est rappelé que la société a pour :

— Président du conseil d'administration : M. Frédéric SEBAG, demeurant à PARIS (75017), 56, rue Ampère,

— Directeur général : M. Emmanuel DIDI, demeurant à SAINT-CLOUD (92210), 13, avenue Fouilleuse.

La société sera immatriculée au R.C.S. de PARIS.

Pour avis,
Le Président.

414879 - La Loi

RECTIFICATIF à l'insertion parue dans La Loi du 26.07.2007 concernant la société LA MAISON DE MOLIERE. Madame Frédérique BOUTMY, demeurant 16, rue des Grands-Augustins, 75006 PARIS.

310142 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.155.210.328 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

AUGMENTATION DE CAPITAL

Le Conseil d'Administration du 26 juillet 2007 a constaté qu'entre le 1er avril 2007 et le 30 juin 2007, 417.774 actions de 8 euros de nominal ont été souscrites à la suite de levées d'options de souscription d'actions de la société.

Le capital social est ainsi porté de 1.155.210.328 euros à 1.158.552.520 euros divisé en 144.819.065 actions de 8 euros chacune.

L'article 6 des statuts a été modifié comme suit :

ARTICLE 6 - Capital social

Ancienne mention

Le capital social est fixé à 1.155.210.328 euros et divisé en 144.401.291 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Nouvelle mention

Le capital social est fixé à 1.158.552.520 euros et divisé en 144.819.065 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

036032 - Petites-Affiches

TEAMLOG

Société anonyme à directoire
et conseil de surveillance
au capital de 17.797.061 €
Siège social :
97-103, boulevard Pereire
75017 PARIS
381 031 285 R.C.S. Paris

Suivant procès-verbal du Conseil de Surveillance en date du 03.04.2007, il a été pris acte de la démission de M. William BITAN de son mandat de Membre du Conseil de Surveillance, à compter du 27.02.2007.

Suivant procès-verbal du Directoire en date du 09.05.2007, il a été pris acte que 1.450 actions ont été souscrites entre le 7 Mars et le 30 Avril 2007 correspondant à des levées d'options.

L'augmentation de capital consécutive à ces levées d'options est donc de 1.450 euros, assortie d'une prime d'émission de 3.306 euros.

Le capital social est fixé à 17.798.511 euros, divisé en 17.798.511 actions de 1 euro chacune, entièrement libérées.

L'article 7 des statuts a été modifié en conséquence.

Mention en sera faite au R.C.S. de PARIS.

Pour avis,
Le Président.

037662 - Petites-Affiches

FLABEG HOLDING FRANCE

Société par actions simplifiée
unipersonnelle
au capital de 6.037.000 €
Siège social :
5, rue Castiglione
75001 PARIS
497 843 714 R.C.S. Paris

Suivant acte sous seing privé constatant les décisions de l'associé unique en date du 15 Août 2007, il a été décidé de transférer le siège social du 5, Rue Castiglione - 75001 PARIS à la Zone Industrielle - 67260 SARREWERDEN.

En conséquence la société sera immatriculée au R.C.S. de SAVERNE et radiée du R.C.S. de PARIS.

LE PRESIDENT.

037718 - Petites-Affiches

VELOX HOLDING FRANCE

Société par actions simplifiée
au capital de 37.000 €
Siège social :
1, rue Favart
75002 PARIS
498 723 873 R.C.S. Paris

Suivant procès-verbal des décisions de l'associé unique du 10 août 2007, procès-verbal de la décision du Président du 10 août 2007 arrêtant le compte du souscripteur s'étant libéré par compensation et certificat de KPMG SA, Commissaire aux Comptes, délivré le 10 août 2007, le capital de la société a été augmenté de 40.463.701 € et porté de 37.000 € à 40.500.701 €, par voie d'émission de 40.463.701 actions nouvelles de 1 €.

L'article 6 des statuts a été modifié ainsi qu'il suit :

ARTICLE 6 - Capital - Actions
Droits attachés aux actions

Le capital social, libéré intégralement, est fixé à la somme de 40.500.701 €. Il est divisé en 40.500.701 actions de 1 € de valeur nominale chacune de même catégorie.

Pour avis.

037646 - Petites-Affiches

BARCLAYS FINANCEMENTS IMMOBILIERS - BARFIMMO

Société anonyme
au capital de 35.165.415 €
Siège social :
183, avenue Daumesnil
75012 PARIS
602 049 702 R.C.S. Paris

Aux termes d'une délibération en date du 31 juillet 2007, le Conseil d'Administration a constaté la démission de Monsieur Jean-Paul LAVIGNASSE de ses fonctions d'Administrateur et de Président du Conseil d'Administration.

Monsieur Guillaume TOUZE, demeurant 1, Rue des Hêtres, 92500 RUEIL-MALMAISON, a été coopté en qualité d'Administrateur, cette décision sera ratifiée lors de la prochaine Assemblée Générale. Ce même Conseil a nommé également Monsieur TOUZE en qualité de Président du Conseil d'Administration.

Le dépôt prescrit par la loi sera effectué au R.C.S. de PARIS.

414883 - La Loi

ICART

Société à responsabilité limitée
au capital de 7.622,45 €
Siège social :
189, rue d'Aubervilliers
75018 PARIS
429 079 171 R.C.S. Paris

Aux termes d'une décision en date du 28/12/2006, l'associé unique a nommé :

La société FB AUDIT (représentée par M. Daniel BARRE), domicilié 415, Av. de l'Argensol, 84100 ORANGE, en qualité de Commissaire aux Comptes titulaire, 349 066 605 R.C.S. CARPENTRAS,

M. Thierry CARLES, domicilié 1, rue des Chevaliers-de-Malte, 34970 LATTES, en qualité de Commissaire aux Comptes suppléant,

pour une période de six exercices, soit jusqu'à l'issue de la réunion de l'Assemblée Générale Ordinaire appelée à statuer sur les comptes clos le 31 décembre 2011.

Pour avis,
La Gérance.

File N° 82-5065

Exhibit 27.

Notice in connection with the fees of the legal controller of the accounts

Honoraires des Commissaires aux Comptes et des membres de leurs réseaux

en milliers d'euros	KPMG				PWC			
	Montant		%		Montant		%	
Audit	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Commissariat aux comptes, certification examen des comptes individuels et consolidés	2 509	2 230	76 %	58 %	3 704	3 190	52 %	49 %
Émetteur	*411*	*307*	*12 %*	*8 %*	*617*	*463*	*9 %*	*7 %*
Filiales intégrées globalemenent	*2 098*	*1 923*	*64 %*	*50 %*	*3 087*	*2 727*	*44 %*	*42 %*
Autres diligences et prestations directement liées à la mission de CAC	329	663	10 %	17 %	81	586	1 %	9 %
Émetteur	*34*	*443*	*1 %*	*11 %*	*52*	*170*	*1 %*	*3 %*
Filiales intégrées globalement	*295*	*220*	*9 %*	*6 %*	*29*	*416*	-	*6 %*
SOUS TOTAL	**2 838**	**2 893**	**86 %**	**75 %**	**3 785**	**3 776**	**53 %**	**58 %**
Autres prestations								
Juridique, fiscal, social	430	811	13 %	21 %	163	213	2 %	3 %
Autres (1)	34	154	1 %	4 %	3 137	2 472	44 %	39 %
SOUS TOTAL	**464**	**965**	**14 %**	**25 %**	**3 300**	**2 685**	**47 %**	**42 %**
TOTAL	**3 302**	**3 858**	**100 %**	**100 %**	**7 085**	**6 461**	**100 %**	**100 %**

(1) Ces prestations concernent essentiellement des missions effectuées dans le cadre de projets client et en application de la norme «SAS 70». Ces missions concernent des sites au sein desquels sont maintenues des applications de nos clients visés par la loi Sarbanes-Oxley.

File N° 82-5065

Exhibit 28.

Notice in connection with redemption of shares operations

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI
Société anonyme au capital de 1 163 235 360 euros
Siège social : à Paris (17ème) 11, rue de Tilsitt
330 703 844 RCS Paris

14 janvier 2008

Paris, le 8 janvier 2007

Bilan semestriel du contrat de liquidité de la société CAP GEMINI

Au titre du contrat de liquidité confié par la société CAP GEMINI à CA Cheuvreux, à la date du 31 décembre 2007, les moyens suivants figuraient au compte de liquidité :

- 127 040 titres
- 8 273 899.68 €

Il est rappelé que lors du dernier bilan au 29 juin 2007, les moyens suivants figuraient au compte de liquidité :

- 62 975 titres
- 10 317 918.58 €

oOo

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI

Société anonyme au capital de 1 163 235 360 euros

Siège social : à Paris (17ème) 11, rue de Tilsitt

330 703 844 RCS Paris

Paris, le 8 janvier 2007

Bilan semestriel du contrat de liquidité de la société CAP GEMINI

Au titre du contrat de liquidité confié par la société CAP GEMINI à CA Cheuvreux, à la date du 31 décembre 2007, les moyens suivants figuraient au compte de liquidité :

- 127 040 titres
- 8 273 899.68 €

Il est rappelé que lors du dernier bilan au 29 juin 2007, les moyens suivants figuraient au compte de liquidité :

- 62 975 titres
- 10 317 918.58 €

oOo

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

CAP GEMINI
French *société anonyme* with share capital of 1 163 235 360 euros
Registered office: à Paris (17ème) 11, rue de Tilsitt
Reg. n° 330 703 844 Paris

Paris, 25 January 2008

Disclosure of trading in own shares

Disclosure of trading in own shares from 17 to 25 January 2008

Trading session	Number of shares acquired	Weighted average price (€)	Amount (€)
17 January 2008	232 000	34,68	8 045 458,40
18 January 2008	300 000	35,26	10 579 380,00
21 January 2008	356 000	33,22	11 827 494,80
22 January 2008	250 000	32,95	8 236 350,00
23 January 2008	200 000	33,61	6 721 960,00
24 January 2008	315 000	34,86	10 980 963,00
25 January 2008	347 000	36,24	12 575 522,90

oOo

File N° 82-5065

Exhibit 29.

Press Releases

- July 27, 2007
- November 7, 2007
- November 7, 2007
- January 14, 2008
- January 25, 2008
- February 14, 2008
- April 2, 2008
- May 7, 2008

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Press Contact:
Christel Lerouge
Tel: + 33 1 47 54 50 76

Investor Relations:
Manuel Chaves d'Oliveira
Tel: + 33 1 47 54 50 87

Results for the First Half 2007

- **Strong growth in revenues (+16.2%)**
- **Operating margin at 6.1%**
- **Group's net result multiplied by 2.37**

Paris, July 27 2007 – The Board of Directors of Cap Gemini S.A. convened on July 26 2007, under the Chairmanship of Serge Kampf, to examine and approve the consolidated accounts of the Capgemini Group for the first half of 2007.

(in millions of euros)	Full Year 2006 (12 months)	1st Half 2006	1st Half 2007	Variation
Revenues	7,700	3,784	**4,397**	+16.2%
Operating Margin (1)	447	181	**269**	+48.6%
as % of revenues	*5.8%*	*4.8%*	***6.1%***	+1.3 point
Operating Profit	334	139	**229**	+64.7%
Attributable Profit	293	71	**168**	+136.6%
Net Cash	1,632	789	**452**	-337

At constant rates and perimeter, **revenues** grew by 11.5%, i.e. growth which is clearly higher than that of the market. This is backed up by bookings reaching €4,246 million, €1,203 million of which were for outsourcing.

The **operating margin** went up by 1.3 point on the first half of 2006.

Operating income was up by €90 million (+ 64.7%) on that of the first half 2006.

After taking into account a net financial charge of €3 million and a tax charge of €59 million (including the recognition of deferred tax assets on tax loss carry-forward amounting to €24 million), the Group's **net income** for the semester has more than doubled on the first half 2006, to reach €168 million against €71 million for last year.

Net cash went down by €337 million against that of June 30 2006, notably due to the acquisition of Kanbay International.

(1) Operating margin, defined as the difference between revenues and operating expenses, is the key performance indicator for Group activity. Operating expenses are the total of the costs of services rendered (expenses incurred during projects delivery), selling expenses and general and administrative expenses. Operating profit is obtained by deducting from operating margin other operating income and expense, which includes the charge resulting from the deferral of the fair value of stock options granted to employees, as well as non-recurring expenses and income, including restructuring and integration costs, and capital gains and losses on asset disposals.

Analysis of activity by geographic region

- In terms of revenues, the strongest growth at constant rates and perimeter was in the Nordic countries (+21.5%) followed by the Southern Europe area (Spain, Portugal and Italy) with 13.6% and North America (+12.5%).
- In terms of operating margin, Benelux continued to record the best performance in the Group (14.3%) and France – despite a significant improvement on the first half of 2006 – was still reporting the least good (2.5%).

Analysis of activity by discipline

- The strongest growth of this half was reported by Technology Services (+15.4%) thanks to a small improvement in the utilization rate and greater use of offshore resources.
- Outsourcing Services recorded growth of 13.0% thanks to the large contracts signed in late 2005 and early 2006; this progression coupled with the beneficial effects of the Margin Acceleration Program (the MAP plan) allowed for a doubling of the operating margin which has now reached 4.5%.
- Local Professional Services (Sogeti) only went up by 7.8%, but this improvement was especially strong in the Netherlands, Sweden and the United States. This activity remained that with the highest operating margin this year: 9.6% (against 8.4% for the first half of 2006).
- Consulting Services showed strong growth in France and the Southern European countries, and if it seems to be slightly down at global level, it was due to the reshuffle in North America between Consulting and Technology Services. The operating margin for Consulting remains above 8%, as per last year.

Outlook

For Full Year 2007, the Group should record revenue growth of at least 9% (at constant rates and perimeter). A new improvement in profitability should also be recorded, partly due to the operational deployment of the i^3 (i cubed) transformation plan, around its three now well-known streams: Industrialization, Innovation and client Intimacy.

oOo

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

Press contacts:
Christel Lerouge
Tel.: + 33 1 47 54 50 76
Email: christel.lerouge@capgemini.com
Rebecca Thomas
Tel.:+44 (0)870 904 5944
E-mail: rebecca.thomas@hmrcaspire.com

Investors contact:
Manuel Chaves d'Oliveira
Tel. : + 33 1 47 54 50 87
E-mail: manuel.chaves@capgemini.com

Capgemini agrees extension to current HM Revenue & Customs contract

Paris, London, November 7, 2007 – The Capgemini Group, via its subsidiary Capgemini UK Ltd, has announced a 3 year extension to Aspire, their technology outsourcing contract with HM Revenue & Customs (HMRC).

The contract was initially awarded by the Inland Revenue for a ten-year period in July 2003, and subsequently extended in April 2006 to incorporate the pre-existing Customs and Excise contract at the merger of the two government departments. The contract will now end in 2017 instead of 2014 as originally planned. In return, it will enable HMRC to reduce its IT running costs.

The client's satisfaction with the services delivered by Capgemini to date on the Aspire contract, was decisive in fostering the extension.

Paul Hermelin, Group CEO, said: "*This is a further landmark in Aspire's successful history. The unique nature of our strategic collaboration with HMRC sets the benchmark for all outsourcing partnerships.*"

About Capgemini

Capgemini, one of the world's foremost providers of consulting, technology and outsourcing services, enables its clients to transform and perform through technologies. Capgemini provides its clients with insights and capabilities that boost their freedom to achieve superior results through a unique way of working, which it calls the Collaborative Business Experience. Capgemini reported 2006 global revenues of EUR 7.7 billion and employs 80,000 people worldwide. More information is available at www.capgemini.com.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Press Contact:
Christel Lerouge
Tel: +33 1 47 54 50 76

Investor Relations:
Manuel Chaves d'Oliveira
Tel: +33 1 47 54 50 87

2007 Third Quarter Revenues up by 11%

Paris, November 7, 2007 - The Capgemini Group has published consolidated revenue figures for the third quarter of 2007 of **€2,088 million** against €1,881 million for the third quarter of 2006, which shows growth of 11% at current rates and perimeter. At constant rates and perimeter, this growth is 6.2%.

Q3 2007 Revenues	Variation	Q3 2006 Revenues	Q3 2007/ Q3 2006
€2,088 M	at current rates and perimeter	**€1,881 M**	**+ 11.0%**
	at constant rates and perimeter		**+ 6.2%**

This organic growth can be broken down as follows:

- By discipline, Local Professional Services recorded the best performance (+10.9%) and Consulting and Technology Services have also recorded very strong growth, at 9.0%. Outsourcing revenues are up by 1.0%, despite the expected reduction in revenues from HMRC, a reduction more than balanced by strong activity otherwise.
- By region, Europe/Asia Pacific saw growth of 5.7% led by the Nordic countries where revenues rose by nearly 30% along with the Benelux countries, Spain and Portugal, and the Asia Pacific region, which all recorded double-digit growth. Growth remains strong in France (+6.8%) and even more so in North America, where revenues are up by 7.9%.

With an increase of 23%, bookings recorded for the third quarter 2007 amount to €1,972 million, against €1,604 million for the same quarter of 2006. This growth is even 66% for Outsourcing: €675 million against €406 million for the third quarter of 2006.

Total revenue growth over the first nine months of 2007 on the first nine months of 2006, is at 14.5% at current rates and perimeter, and still reaches 9.7% at constant rates and perimeter. The main reason for the spread between these two figures is the integration of Kanbay into the 2007 accounts.

oOo

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Press Contact:
Christel Lerouge
Tel.: + 33 1 47 54 50 76

Investor Contact:
Manuel Chaves d'Oliveira
Tel.: + 33 1 47 54 50 87

Paris, February 14, 2008

2007 Audited Results

- **Strong growth in revenues (+13%)**
- **7.4% operating margin (up by 1.6 points)**
- **Net income of €440 million, representing 5.1% of revenues**
- **Dividend (€1 per share) up by 43%**

The Board of Directors of Cap Gemini S.A. convened on February 13, 2008 under its Chairman, Serge Kampf, to review and to authorize for issue **the audited accounts** for the Capgemini Group, whose financial year ended on December 31, 2007. The key figures are the following:

(in millions of euros)	FY 2006 (reminder)	H1 2007	H2 2007	**FY 2007**
Revenues	7,700	4,397	4,306	**8,703**
Operating Margin [1]	447	269	371	**640**
As a % of revenues	*5.8%*	*6.1%*	*8.6%*	*7.4%*
Operating Profit [2]	334	229	264	**493**
Net Income	293	168	272	**440**
As a % of revenues	*3.8%*	*3.8%*	*6.3%*	*5.1%*
Net Cash	1,632	452	889	**889**

At current rates and perimeter, the Capgemini Group has therefore recorded a **growth in revenues of 13.0%**. When excluding perimeter effects (principally the acquisitions of Kanbay and Software Architects) and the effect of foreign exchange rate fluctuations (appreciation of the Euro in relation to the other major currencies), growth still reaches 9.0% for the year, noticeably higher than that of its market.

[1] The operating margin is the main key performance indicator for the Group. It is defined as the difference between revenues and operating costs, these being equal to the costs of services rendered (costs necessary for the implementation of projects), as well as Selling and General and Administrative costs.

[2] Operating income includes the additional charges associated with shares or options allocated to certain employees, as well as other non recurring income and expense such as restructuring costs, integration costs of recently acquired companies, goodwill impairment expenses or capital gains or losses on disposals.

The sustained rate of bookings - almost €10 billion on the year – has not slowed down in the fourth quarter, with a total of €3,740 million worth of signatures (of which €1,579 million are linked to the extension by three years of the contract with HMRC, the British tax authority). Outside of Outsourcing Services, the book-to-bill ratio is 1.07 for the year.

The operating margin has continued to rise and has improved in each of the Group's four disciplines to reach €640 million, representing 7.4% of 2007 consolidated revenues which is 1.6 points more than that of 2006. For the second half of the year alone, it reached 8.6%.

Other operating income and expense stands at minus €147 million, of which €90 million are restructuring costs, and €27 million integration costs linked to the integration of companies acquired during the year (Kanbay and Software Architects).

After a negative financial result of €7 million, a tax charge of €48 million and a share in profit of equity-accounted companies of €2 million, **the Group net income excluding minority interests comes to € 440 million, which is 5.1% of revenues and a progression of 50% on that of the previous year.**

Acquisitions made during the year have not impaired the financial solidity of the Group's, which on December 31, 2007, had kept a net cash position of €889 million.

The same day, the Board of Directors decided to propose at the next Ordinary Shareholders' Meeting the distribution of a dividend of €1 per share [3] - up by 43% on that of last year - a distribution which is equal to a third of the Group net income excluding minority interests (which is €3.03 per outstanding share on December 31, 2007) and in line with Capgemini's long standing policy on the matter.

Activity by Major Geographic Area

- North America: Driven by very good performances from Outsourcing Services and Local Professional Services, revenues here have grown by 9.4% at constant rates and perimeter. The addition of the North American activities of Kanbay and Software Architects having more than compensated for the depreciation of the US dollar, growth is at 28.3% at current rates and perimeter. Expressed in US dollars, 2007 revenues are **$2.4 billion**, which is 40% more than in 2006, positioning the Group as one of the main players in the American market. The operating margin has reached 6.5% against 5.4% in 2006.
- Europe: With revenues up by 22.3% at constant rates and perimeter, the Nordic countries have recorded the best growth, followed by Southern Europe (+14.1%), the Benelux countries (+11.7%), and France (+8.6%). The Germany & Central Europe region has only grown by 3.9%, because of a slight decline in Outsourcing Services. All of these regions, without exception, have improved their operating margins, the Benelux countries in particular, which at 15.0% returns to its historical rates, and the Germany & Central Europe region, which has recorded a margin of 13.3%. The UK & Ireland region (+4.4%) has shown growth of more than 10% in its Consulting and Technology Services activities, but suffered from the effect of a notable (and planned) drop in revenues recorded with HMRC. In total, the operating margin is 6.8%, therefore very close to the Group average.

Activity by Discipline

- The strongest growth has been recorded by **Technology Services** (+11.0% at constant rates and perimeter), with an operating margin of 8.9% on the year, passing even the 10% mark for the second half notably thanks to the improvement in the utilization rate.

[3] On approval of the shareholders at the General Assembly of Thursday April 17, and conforming to the new rules of NYSE Euronext, the ex-dividend date will be Monday April 21, the record date Wednesday April 23, and the payment date for the dividend will be Thursday April 24.

- With a margin of 12%, **Local Professional Services** (Sogeti group) stands as the Group's most profitable discipline, notably due to the development of higher value-added offers such as testing, while its revenues are up by 9.5% with especially strong growth in the US, the Netherlands and Sweden.
- **Outsourcing Services** has recorded growth of 7.8%, with an operating margin which has improved at the same rate as that for the whole Group to reach 4.7%, the lower contribution from the HMRC contract being more than compensated for by the improvement of several other units.
- Progression for **Consulting Services** is more modest than that of other disciplines on the whole year (+4.5%), but it did however show an increase in momentum with growth of 9.6% in the second half, thanks to dynamic activity in Europe, and continues to improve its margin, which now comes to 10.5%.

The Group's headcount grew by 15,600 people in 2007, with strong development of the offshore workforce, especially in Technology Services and Outsourcing Services. Mainly situated in India, but also in Poland, China, Morocco and Latin America, the offshore headcount represented 24% of the total Group workforce on December 31, 2007 (20,000 out of 83,500).

Other Significant Events

- On January 21, 2008, credit rating agency Standard & Poor's scaled up Capgemini Group's rating from BB+ to BBB- (stable outlook), putting us back into the "investment grade" category.

- On February 8, Schneider Electric and Capgemini finalized their agreement on a revision of the outsourcing contract also covering the development of the global ERP system, signed in November 2004. This agreement notably redefines the perimeter of the contract, the production tariff terms - henceforth based on the volumes that have actually been used – and service specifications (with the aim of freeing up additional savings in relation to the initial plan) and consequently, acceptable economic bases for both parties. From this new base, the contract will record slight losses in 2008, but will allow the Group to record a decent operating margin from 2009 onwards.

Outlook for 2008

The demand for consulting and IT services was sustained throughout 2007 and into the beginning of 2008. The crisis in the banking sector, triggered a few months ago by the massive devaluation of assets, which it had to carry out, has up until now not had any repercussions on our sector of activity. No more so in the US than in Europe, has the Group seen a break in its rhythm nor any sign of a slowdown. Bookings are in line with forecasts and sales results for the 4th quarter have meant that the Group has started 2008 in good shape for growth. Having said this, it is not inconceivable that the difficulties of the banking sector will end up spreading to the whole economy and reach our own disciplines, in which case the Group would accelerate the implementation of a certain number of measures planned in its i^3 transformation plan (Industrialization, Innovation and Intimacy). In this context the Capgemini Group today estimates that it will be able to record growth for 2008 (at constant rate and perimeter) of between 2% and 5%. The Group is in any case, confident in its ability to record a new improvement in its operating margin, bringing it to 8.5% (against 7.4% in 2007).

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Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

Contact Presse :
Christel Lerouge
Tél. : +33 1 47 54 50 76

Contact Investisseurs :
Manuel Chaves d'Oliveira
Tél. : +33 1 47 54 50 87

Paris, le 2 avril 2008 - Dans le cadre de son Assemblée Générale du 17 avril 2008, Cap Gemini proposera à ses actionnaires la mise en place de bons de souscription et/ou d'acquisition d'actions remboursables (BSAAR) au bénéfice de salariés et de mandataires sociaux de la Société et de ses filiales, sans droit préférentiel de souscription. Cet instrument constitue une alternative attractive aux stock options que le Groupe utilisait traditionnellement. L'investissement réalisé par les acquéreurs de ces BSAAR traduira leur engagement. Il s'agira d'un engagement à long terme puisqu'une période d'indisponibilité de quatre ans sera prévue dans toute émission, durant laquelle les bons ne seront ni négociables ni exerçables. Le programme prévoit aussi un écart d'au moins 20% entre le prix d'exercice des BSAAR et celui de l'action (moyenne des 20 dernières séances précédant l'émission).

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Paris, April 2, 2008 - At its forthcoming shareholders' meeting on April 17, 2008, Cap Gemini will propose its shareholders to allow the issuance of redeemable equity warrants (BSAAR) to employees and corporate officers of the Company and its subsidiaries, without pre-emptive subscription rights for the shareholders. This instrument is an attractive alternative to the stock options that were traditionally used by the Group. The investment made by the purchasers of the BSAARs will express their commitment. This commitment is long term based as for any issue there will be a provision that the BSAARs can be neither sold nor exercised for a period of four years. A minimum spread of 20% between the strike price and the Cap Gemini share price (average of the previous 20 days) will be applied.

o0o

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Press Relations:
Christel Lerouge
Tel.: +33 1 47 54 50 76

Investor Relations:
Manuel Chaves d'Oliveira
Tel.: +33 1 47 54 50 87

2008 First Quarter Revenues in Line with Objectives

Paris, May 7, 2008 – The Capgemini Group has published consolidated revenue figures for the first quarter of 2008 of €2,185 million:

- At constant rates and perimeter, revenues have increased by 3.7% against the first quarter of 2007 and are entirely in line with the Group's roadmap for 2008;
- At current rates and perimeter, comparison with the revenues published for the first quarter of 2007 (€2,214 million) is largely distorted by the very steep depreciation of the US dollar (-13.9%) and the British pound (-11.5%) against the Euro, bearing in mind that North America and the United Kingdom account in total for more than 41% of Group revenues.

Q1 2008 Revenues	Variation	Q1 2007 Revenue	Q1 2008/ Q1 2007
€2,185 M	at current rates and perimeter	€2,214 M	- 1.4%
	at constant rates and perimeter		+3.7%

The organic growth rate can be broken down as follows:

- By discipline, Outsourcing Services grew by 2.9%. The other disciplines recorded growth of 4.1% on average, Local Professional Services registering the best performance with 9.0%;
- By region, North America has published sustained growth of 6.1%. In Europe, Benelux grew by 7.6% and France by 5.3%, while the United Kingdom registered an anticipated decrease of 4.5% linked to the expected reduction in revenues realized with the client HMRC. Growth in the rest of Europe is led by the Nordic countries and Southern Europe (Italy, Spain, Portugal) which registered growth of over 10%.

Bookings for the first quarter 2008 amounted to €2,168 million, compared to €2,203 million in the first quarter 2007 (at comparable rates and perimeter). They are particularly strong for Consulting, Technology and Local Professional Services where growth is at 10% and for which the book-to-bill ratio is 113% on average.

These results allow the Group to today confirm the objective stated a few months ago of achieving full-year revenue growth (at constant rates and perimeter) of between 2 and 5% for 2008 and to increase its operating margin to 8.5% for the full year 2008.

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File N° 82-5065

Exhibit 30.

Updated by-laws of Cap Gemini

This document is a free translation of the original French bylaws, which, in the event of problems of interpretation, represents the official version.

CAP GEMINI

"Société Anonyme" with capital of € 1,163,879,512

Registered office: 11, rue de Tilsitt, 75017 Paris

Registered with the Paris Companies Registry under number 330 703 844

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BYLAWS UPDATED AS AT APRIL 16, 2008

BYLAWS

ARTICLE 1 - LEGAL FORM

The Company is a French joint stock company "*Société Anonyme*".

ARTICLE 2 - COMPANY NAME

The Company's name is "Cap Gemini".

ARTICLE 3 - PURPOSE

The Company's purpose is to assist companies in France and abroad to manage and develop their businesses by providing them with the benefit of its knowledge of their industry, its know-how in the area of business process engineering and re-engineering, and its expertise in the area of information technologies.

To fulfil this purpose, the Company carries out on behalf of customers, either directly or through its subsidiaries or affiliates, one or other of the following activities, on an individual or integrated basis:

1. **Management consulting**

   Working closely with customers, the Company assists in transforming companies by helping them to redefine or redirect their strategy, change their product and service lines, re-engineer their structures and business processes, restore staff motivation and achieve other changes. To this end, the Company uses all the possibilities offered by the latest information technologies wherever appropriate.

2. **Information systems development**

   The Company designs and installs information systems. Its services include the development of customized software, the installation of market or internally-developed software applications, the integration of systems incorporating hardware, communication systems, customized software, software packages and other components. The Company also supports customers' IT projects by providing consulting, project management, training and assistance services.

3. **Outsourcing**

   The Company manages all or part of its customers' IT resources on their behalf. Where requested by customers, the Company may perform all or part of this service using its own hardware, telecommunications systems and other equipment.

The Company may also manage the IT-based services offered to its customers' own clientele. In addition, it may work in partnership with customers within a structure conducting all or some of these activities.

In order to fulfil its corporate purpose, the Company may decide to:

- create specialist subsidiaries or acquire interests in the capital of other companies and manage their business in exchange for a fee. Management services include the provision of technical, marketing, legal and financial assistance, promotion of a common image, organization of financial structures, assistance in negotiations to help these companies to win new contracts, training, research and development support, etc.;

- invest and manage the Company's available funds, make cash advances, and give any and all guarantees or collateral on behalf of subsidiaries and affiliates;

- obtain or acquire and use any and all patents and manufacturing processes and sell, contribute or license any such patents and processes.

In broader terms, the Company's purpose is to carry out any and all commercial, industrial, securities, real estate or financial transactions related directly or indirectly to any of the above purposes or any similar or associated purpose or which are likely to facilitate the fulfillment or furtherance of said purposes.

ARTICLE 4 - REGISTERED OFFICE

The Company's registered office is at 11 rue de Tilsitt, 75017 Paris, France.

ARTICLE 5 - TERM

The company was set up for a period of ninety nine years from the date of its registration. It may be wound up in advance or its term extended by decision of the Extraordinary Shareholders' Meeting.

ARTICLE 6 - SHARE CAPITAL

The Company's share capital is € 1,163,879,512 represented by 145,484,939 common shares with a par value of € 8, all fully paid up and all in the same class.

ARTICLE 7 - FORM OF SHARES – SHAREHOLDER IDENTIFICATION

Fully-paid up shares are issued as registered shares but may be held in either registered or bearer form, at shareholders' discretion, subject to compliance with French company Law.

Shares are recorded in shareholders' accounts in accordance with the terms and conditions provided by French company Law.

Shares are freely negotiable.

The Company is authorized to obtain details of identifiable holders of bearer shares.

Therefore as provided by law, the Company may request from the share transaction clearing organization, the name, address, nationality and year of birth for an individual or the name, address and date of registration for a company, of any holders of shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares carrying voting rights at General Shareholders' Meetings. The Company may also obtain details of the number of shares held by each shareholder and any applicable restrictions on said shares.

ARTICLE 8 - RIGHTS ATTACHED TO SHARES

In addition to voting rights attached to shares in accordance with the law, each share carries the right to a fraction of net assets, as well as a fraction of earnings, and any liquidation surplus, based on the number and par value of outstanding shares.

In order to ensure that the same net amount is paid on each share, without distinction, and to allow the shares to be quoted on the same line, the Company shall pay any proportional taxes levied on certain shares but not on others, in connection with the dissolution of the Company or a reduction in capital, except in cases where this is prohibited by law. Proportional taxes will not be paid by the Company, however, if they are levied equally on all shares in the same class, in the event that several classes of shares carrying different rights are issued and outstanding.

In all cases where it is necessary to hold several shares in order to exercise a right, shareholders who do not own the required number of shares shall be personally responsible for either acquiring the necessary additional shares or transferring their shares to another holder.

ARTICLE 9 - PAYING UP OF SHARES

The Board of Directors shall set the applicable conditions for the cash payment of shares issued by way of a capital increase.

Subscribers and shareholders shall be informed of calls for capital at least fifteen days before the applicable payment date, by way of a notice published in a legal gazette in the place where the Company has its registered office.

Annual interest shall be payable on any late payment of amounts due on shares which have not been paid-up. This interest shall be applied automatically without any requirement for additional formalities, at the legal rate plus five points, and shall accrue on a daily basis from

the applicable due date of payment. The application of such interest shall not affect any personal action which the Company may take against the defaulting shareholder or the enforcement measures provided by law.

ARTICLE 10 - DISCLOSURE THRESHOLDS

Where an individual or corporate shareholder crosses the disclosure threshold of 1% of the Company's capital or voting rights, the said shareholder must inform the Company of their total number of shares or voting rights held upon the crossing of each threshold of 1%, up to one third of the Company's capital or voting rights. Said disclosure must be made within fifteen days of the date when the shares causing the threshold to be crossed are recorded in the shareholder's account, by registered letter with return receipt requested.

This duty of disclosure applies in the same way when a threshold is crossed by virtue of a reduction in the shareholder's interest in the Company's capital or voting rights.

Disclosure thresholds are assessed taking into account shares held by (i) companies which own over 50% of the disclosing company, either directly or indirectly, (ii) companies which are over 50%-owned by the disclosing company, either directly or indirectly, and (iii) companies which are over 50%-owned either directly or indirectly by a company which itself directly or indirectly owns over 50% of the disclosing company.

In the case of failure to comply with these disclosure rules, at the request of one or several shareholders with combined holdings representing at least 1% of the Company's capital or voting rights, the undisclosed shares will be stripped of voting rights. Said sanction shall apply for all General Shareholders' Meetings for a period of two years from the date on which the failure to disclose is rectified. Said request and the decision of the General Shareholders' Meeting must be recorded in the minutes of the Meeting.

ARTICLE 11 - BOARD OF DIRECTORS

1) The Company shall have a Board of Directors comprised of a minimum of three and a maximum of eighteen members. Members of the Board of Directors must be individuals.

2) Each director must hold at least 100 Company shares throughout their term of office.

3) The length of the terms of office of the directors shall be four years, expiring at the close of the General Shareholders' Meeting held to approve the accounts for the year preceding the expiry of their term.

   Any director appointed as a replacement for another director shall only exercise his functions for the remaining period of his predecessor's term of office.

4) All outgoing members of the Board may be re-elected. However, at the close of each Ordinary General Meeting held to approve the Company accounts, no more than one third (rounded up to the nearest whole number as necessary) of directors in office may be aged over seventy-five.

ARTICLE 12 - BOARD OF DIRECTORS' MEETINGS

1) Directors may be called to Board Meetings by any method including orally. Said meetings may be held either at the registered office or at any other location stated in the notice of meeting.

2) The Internal Regulations may provide that directors who participate in Board of Directors' meetings via videoconference or telecommunications facilities making it possible, under the conditions provided for by the regulations, for them to be identified and guaranteeing their effective participation, shall be deemed to be present for purposes of calculating the quorum and majority. However, this provision shall not apply to meetings of the Board of Directors where the agenda relates to the appointment, the compensation or the removal from office of the Chairman or the Chief Executive Officer, the basis of the Company's General Management, the closing of the annual financial statements (Company and consolidated), or the drafting of the reports and the resolutions submitted to the General Shareholders' Meetings.

3) The legal quorum and majority conditions shall apply to Board Meetings, except for the decision concerning the two possible methods for the Company's General Management, in which case special conditions shall apply (see article 15). Where voting is tied, the Chairman of the Company shall have the casting vote.

ARTICLE 13 - ROLES AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

1) The Board of Directors shall determine overall strategies for the Company's business and oversee their implementation. Subject to the powers expressly granted to the General Shareholders' Meeting and in accordance with the corporate purpose, the Board of Directors shall deal with any questions relating to the proper operation of the Company and deliberate on issues relating thereto in Board Meetings.

2) In accordance with the rules of procedure mentioned in article 16 below, prior authorization is required from the Board of Directors for any major strategic decisions or any decisions which could have a material effect on the financial position of the Company or its subsidiaries.

3) The Board of Directors shall perform or obtain performance of any checks and controls which it may think fit.

4) The Board of Directors may grant permanent or temporary missions to any one or more of its members or any other person or entity it may think fit. The Board may for example decide to create committees to research issues proposed by the Board or its Chairman. The Board of Directors shall decide upon the composition and roles and responsibilities of any committees operating under its supervision.

ARTICLE 14 - CHAIRMAN OF THE BOARD OF DIRECTORS

1) The Board of Directors shall choose one of its members to be Chairman, who shall be appointed for a term of office not exceeding his term of officer as director. The Chairman, who must be an individual, may be re-appointed.

   The Chairman may not remain in office beyond the first Annual Shareholders' Meeting held after he reaches the age of seventy-five.

2) The Chairman of the Board of Directors is the Chairman of the Company. He shall represent the Board of Directors and fix the agenda for its meetings. He shall organize and manage the work carried out by the Board and report to General Shareholders' Meetings thereon. He shall also oversee the Company's management bodies and ensure that the directors are in a position to carry out their functions.

3) When the Chairman of the Board of Directors is also responsible for the Company's General Management, he shall be subject to all laws and regulations applicable to the Chief Executive Officer.

ARTICLE 15 - BASIS OF THE COMPANY'S GENERAL MANAGEMENT

1) The Chief Executive Officer is responsible for the General Management of the Company. This position may either be held by the Chairman in which case he shall hold the title of Chairman and Chief Executive Officer, or by another person appointed by the Board of Directors.

2) The Board of Directors shall choose one of the two possible methods for the Company's General Management. A majority of two-thirds of the directors is required for this decision and the issue must be included in the agenda of the applicable Board Meeting.

3) If the positions of Chairman and Chief Executive Officer are held by different people, it is not compulsory for the Chief Executive Officer to be a director. In such a case he shall be appointed for a period fixed by the Board of Directors. If, however, the Chief Executive officer is a director, he shall be appointed for a period which may not exceed his term of office as director. In both cases, the Chief Executive Officer may not be over seventy five years of age.

4) The Chairman and Chief Executive Officer, or the Chief Executive Officer, as applicable, shall have the broadest powers to act in the name of the Company in all circumstances. These powers shall be exercised subject to the limits of the corporate purpose and subject to the powers expressly granted by law to the General Shareholders' Meeting or the Board of Directors. He shall represent the Company in its dealings with third parties.

ARTICLE 16 - BOARD OF DIRECTORS – RULES OF PROCEDURE

The Board of Directors shall draft rules of procedure setting out the terms and conditions according to which the Board of Directors, the Chairman and the Chief Executive Officer perform their roles and responsibilities, in accordance with the law, applicable regulations and these bylaws. These rules shall also set down operating regulations for the Committees created by the Board of Directors and explain how the different roles and responsibilities are allocated between all of these persons and bodies.

ARTICLE 17 - NON-VOTING DIRECTORS ("CENSEURS")

Where recommended by the Board of Directors, the Ordinary Shareholders' Meeting may elect a maximum of six non-voting directors. It is not compulsory for non-voting directors to be shareholders.

The length of the terms of office of the non-voting directors shall be two years, expiring at the close of the Ordinary Shareholders' Meeting held to approve the accounts for the year preceding the expiry of their term.

If any vacancies arise due to the death of a non-voting director or where a non-voting director stands down from his position, the Board of Directors may make temporary appointments. Any such appointments by the Board of Directors are subject to ratification by the next Ordinary Shareholders' Meeting.

The non-voting directors shall attend Board of Directors' meetings and may be consulted by the Board as it thinks fit. They shall not however be directly involved in the management of the Company. They shall take part in deliberations in a consultancy capacity but their absence shall have no effect on the validity thereof.

The Board of Directors may remunerate non-voting directors out of the attendance fees granted by the General Shareholders' Meeting.

ARTICLE 18 - STATUTORY AUDITORS

The Ordinary Shareholders' Meeting shall appoint one or more statutory auditors and, as necessary, one or more substitute auditors, in accordance with the conditions set down by law in relation to their terms of office and engagement.

ARTICLE 19 - GENERAL SHAREHOLDERS' MEETINGS

General Shareholders' Meetings shall be called by the Board of Directors.
They shall be held either at the Company's registered office or at any other premises in the same "département" or an adjoining "département", as specified in the notice of meeting.

The voting right attached to shares is proportionate to the capital represented by the shares. All shares have the same par value and they therefore all carry one voting right.

Shareholders may participate in General Meetings in person, by proxy or by casting a postal vote, subject to submitting evidence of their identity and ownership of the shares. Ownership of the shares is evidenced by an entry in the Company's share register in the name of the

shareholder (or of the intermediary acting on their behalf if they are domiciled outside France), or in the register of bearer shares held by the applicable authorized intermediary. Such entries must be recorded by 12:00 a.m. (Paris time) on the third working day preceding the Meeting and any related notices must be filed at the address indicated in the notice of meeting.
In the case of bearer shares, the authorized intermediary shall provide a certificate of participation for the shareholders concerned.

Shareholders who have informed the Company that they wish to participate in a Meeting in person, by proxy or by casting a postal vote may not alter their method of participation. However, attendance at a Meeting by a shareholder in person shall cancel any proxy or postal votes cast.

To be taken into account, postal votes or proxy forms must be received by the Company at least three days prior to the date of the Meeting.

Where a shareholder has given proxy to a third party and has also sent in a postal voting form, if there is any difference in the two votes, the postal vote will be taken into account and the proxy ignored.

General Shareholders' Meetings shall be chaired by the Chairman of the Board of Directors or in his absence, by a director specially authorized for this purpose by the Board of Directors. If such a director has not been appointed to chair the meeting, the General Shareholders' Meeting itself shall appoint a chairman.

Minutes of General Shareholders' Meetings shall be drafted and copies certified and distributed in accordance with the law.

ARTICLE 20 - COMPANY ACCOUNTS

The Company's fiscal year commences on January 1 and ends on December 31.

The General Shareholders' Meeting has sole discretionary powers to decide the appropriation of distributable income, as defined by French company law. Consequently, the General Shareholders' Meeting may decide to appropriate all or part of distributable earnings to revenue reserves, special reserves or retained earnings, or to distribute all or part of the amount to shareholders.

The General Shareholders' Meeting shall also decide the terms and conditions of payment of dividends. In particular, shareholders may be offered a stock dividend alternative, in which case the related dividends will be paid in the form of new shares credited as fully paid, issued in compliance with the provisions of the applicable laws and regulations. The above provisions also apply to the distribution of interim dividends, subject to compliance with French company law.

In addition, the General Shareholders' Meeting may decide to distribute a dividend out of distributable reserves, subject to compliance with French company law.

ARTICLE 21 - DISSOLUTION AND LIQUIDATION

If the Company is wound up, one or more liquidators shall be appointed by an Ordinary Shareholders' Meeting.

The liquidator shall represent the Company. He shall have the broadest powers to realize the Company's assets, including by way of amicable agreement or settlement. The liquidator shall be authorized to pay creditors and to allocate any outstanding amounts.

The General Shareholders' Meeting may authorize the liquidator to continue the Company's current business or to enter into new business for the purposes of the liquidation.

The net assets remaining after repayment of the par value of the shares shall be allocated among the shareholders pro rata to their respective interests in the capital.

ARTICLE 22 - DISPUTE RESOLUTION

Any disputes concerning the Company's affairs that may arise during the life of the Company or upon liquidation, either between the Company and its shareholders or between the shareholders themselves, shall be referred to the competent court at the location of the Company's registered office.

www.bakernet.com

Baker & McKenzie SCP
Avocats à la Cour

1, rue Paul Baudry
75008 Paris, France

Tél. : + 33 (0) 1 44 17 53 00
Fax : + 33 (0) 1 44 17 45 75

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